Form 10-K/A, Exhibit 13
period 1993-12-31
ALLIED SIGNAL INC
filed 1994-03-15
CIK 773840

                                                                      EXHIBIT 13

   Pages 20 through 40 (except for the data included under the captions 'Financial Statistics' on page 40) of the Company's 1993 Annual Report to shareowners.

- - - - - -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS                           AlliedSignal Inc.
1993 Compared with 1992

       IN 1993, THE COMPANY INITIATED A NUMBER OF NEW PROGRAMS AND FURTHERED
        THOSE BEGUN IN 1991 AND 1992 TO STRENGTHEN AND GROW ITS BUSINESSES. A number of growth businesses were enhanced through internal product development, strategic acquisitions, joint ventures and through major capital investments. The Company is overhauling its basic processes to increase market penetration and forming commodity purchasing teams and working with its customers and suppliers to raise product quality and reduce production costs. The Company believes that its revenues will grow in 1994 through internal focus on product development and customer satisfaction as well as through selected acquisitions. Profits are expected to increase significantly based on the Company's growth strategy as well as by continuing to generate strong free cash flow and by enhancing productivity improvements, including cycle-time reductions.

   THE COMPANY STRENGTHENED A NUMBER OF MAJOR BUSINESSES IN 1993:

*To become a more broad-based avionics supplier, the Company acquired Sundstrand Data Control for $195 million. The acquired business manufactures a variety of avionics products for data management, ground hazard avoidance, general aviation communications, navigation and instrumentation. 1992 sales of such products were $194 million. The Company also acquired the aircraft wheel and brake overhaul operations of Air Treads, Inc. which had 1992 sales of approximately $22 million.
*To strengthen the Company's position in air brake controls and related products for the truck industry, the Company and Knorr-Bremse AG formed two ventures -- one in North America and one in Europe. The new ventures are the market leaders for a number of truck air brake systems components in North America, France, Italy and the U.K., and are strongly positioned elsewhere in Europe. The Company owns 65 percent of the North American operation and 35 percent of the European operations. Annual sales of the two ventures are expected to be about $650 million. The Company also acquired Filtram S.A., the manufacturer and distributor of its Fram'r' filter products in Mexico.
*In the fibers business, the Company, as the majority shareowner, and Akzo NV of Arnhem, The Netherlands, formed a new company to manufacture and market commercial carpet fibers in Europe. The new company, which consists of fiber production facilities previously owned by Akzo, is expected to have annual sales of about $70 million. The Company also announced that it is discussing a combination of its North American carpet and textile fibers operations with those of BASF Corporation. The Company also started up its $200 million industrial polyester fiber plant in Longlaville, France. The plant manufactures polyester yarn which the Company believes will become the primary fiber reinforcement for passenger car radial tires. Rayon is currently used to reinforce car tires in Europe.
*The Company expanded its fluorocarbon business through the acquisition of the U.S. sterilant gas business of Praxair Inc. and by more than doubling, from 20 to 50 million pounds per year, the Company's hydrochlorofluorocarbons
(HCFC)-141b capacity at its El Segundo, California facility. Sterilant gases are a mixture of ethylene oxide and chlorofluorocarbons (CFCs) used for infection control by health care providers. HCFC is an environmentally-safer substitute for CFCs which have been linked to the reduction of the earth's protective ozone layer and are being phased out of production by the end of 1995. HCFC-141b is a new blowing agent used in a variety of commercial and residential rigid-insulating foam applications. Non-ozone-depleting refrigerants will also be produced at a new $100 million plant being built in Geismar, Louisiana. Production from the first phase of the plant, estimated to cost about $70 million, is expected by mid-1994.
   THE COMPANY'S COMMON STOCK WILL BE SPLIT 2-FOR-1. On March 14, 1994, each shareowner of record on February 22, 1994 will receive one additional share for each share owned. Sufficient authorized shares for the 100 percent stock distribution will become available by the redemption of common stock purchase rights. The rights redemption price of $0.05 a share will be paid to shareowners on March 10, 1994 with the regular first quarter dividend of $0.29 per pre-split share. Share and per share data throughout this discussion have been restated to reflect the stock split.
   THE COMPANY EXPECTS TO RAISE THE REGULAR QUARTERLY DIVIDEND ON ITS COMMON STOCK BY 16 PERCENT, FROM $0.145 TO $0.1675 PER POST-SPLIT SHARE, BEGINNING WITH THE SECOND QUARTER PAYMENT OF 1994. The Company had also increased its regular quarterly dividend by 16 percent in February 1993.
   THE COMPANY ADOPTED, EFFECTIVE JANUARY 1, 1993, AN ACCOUNTING CHANGE RELATED TO POSTEMPLOYMENT BENEFITS. The Financial Accounting Standards Board (FASB) issued Statement No. 112 -- 'Employers' Accounting for Postemployment Benefits' (FASB No. 112) which requires the Company to accrue, over an employee's service life, the cost of severance and health care benefits. The current year's impact of FASB No. 112 is an after-tax provision of $11 million, or $0.04 a share. As part of the adoption, the Company also recorded 'catch-up' after-tax charges totaling $245 million, or $0.86 a share. This one-time charge reduced the Company's shareowners' equity by 11 percent.


- - - - - ------------------------------------------------------------------------------
                                       20

- - - - - ------------------------------------------------------------------------------

[GRAPHIC   REPRESENTATION   of  Net  Sales  (Dollars   in   billions), expressed
numerically below.]

                                                      1991      1992      1993
                                                      ----      ----      ----
                                                      11.8      12.0      11.8

[GRAPHIC REPRESENTATION of Capital Expenditures/R&D (Dollars in millions), expressed numerically below.]


                                                                1991      1992     1993
                                                                ----      ----     ----
Capital expenditures.......................................      668       691      718
Company-funded R&D.........................................      381       320      313
                                                              ------    ------   ------
     Total.................................................    1,049     1,011    1,031
                                                              ------    ------   ------



           RESULTS OF OPERATIONS. The Company's earnings grew to record levels in 1993 benefitting from productivity actions and only a slowly recovering U.S. economy, which more than offset the impact of a depressed aerospace industry and a recession in Europe.
   NET SALES in 1993 were $11,827 million, down 2 percent from last year. Of the $215 million decrease, $206 million was the effect of the stronger dollar on Automotive and $81 million was because of reduced sales volumes, reflecting the recession in Europe and weakness in the aerospace industry offset in part by $72 million of price increases.
   COST OF GOODS SOLD, as a percent of sales, decreased from 82.4 percent in 1992 to 80.8 percent in 1993. This was the second consecutive yearly decrease. The improvement was the result of productivity gains, including cycle-time reductions and materials management initiatives throughout the Company. Overall, productivity (the constant dollar basis relationship of sales to costs) grew by
5.8 percent over last year.
   NONRECURRING ITEMS consist of a net gain of $16 million from the formation of the Knorr-Bremse venture offset mainly by the cost of several unusual items. See
Note 3 of Notes to Financial Statements for additional information.
   INCOME FROM OPERATIONS of $954 million in 1993 improved by $539 million. Excluding the nonrecurring items in 1993 and the current year's impact of adopting FASB No. 112 as well as charges for streamlining and restructuring in 1992 (special provisions), income from operations improved by $173 million, or 22 percent, reflecting significant earnings gains despite a generally slow world economy. After excluding the special provisions, Aerospace's income increased 4 percent and Automotive's and Engineered Materials' income both increased 32 percent. Profit margins increased from 6.5 percent in 1992 to 8.1 percent mainly as a result of improved productivity throughout the Company. See the discussion of net income below for information by segment.
   EQUITY IN INCOME OF AFFILIATED COMPANIES of $122 million increased by $19 million, or 18 percent, reflecting higher earnings in the UOP process technology joint venture (UOP). The Paxon high-density polyethylene joint venture (Paxon), however, had lower income as industry overcapacity depressed prices, mainly in the first half of the year.
   EARNINGS FROM UNION TEXAS INVESTMENT reflects the disposition of the Company's common stock holdings in 1992 as discussed in Note 21 of Notes to Financial Statements.
   OTHER INCOME (EXPENSE), a $9 million loss, compares to a gain of $9 million in 1992 reflecting increased foreign exchange losses in Europe and Brazil partly offset by higher interest income from investments in short-term securities.
   INTEREST AND OTHER FINANCIAL CHARGES of $157 million decreased $63 million, or 29 percent, from last year because of a lower average level of total debt outstanding, reflecting in part, the redemption of three debt issues and lower interest rates.
   THE EFFECTIVE TAX RATE in 1993 was 27.9 percent compared to 23.8 percent in 1992. Excluding the impact in 1992 of streamlining and restructuring charges and the gain relating to Union Texas Petroleum Holdings, Inc. (Union Texas), the effective tax rate for 1992 was 24.1 percent. The 3.8 percentage point increase was due to a higher level of earnings taxed at the new higher U.S. tax rate and the absence of preferentially taxed Union Texas dividends. A partial offset resulted from an adjustment to deferred tax balances because of the 1993 tax rate change. Net income for 1993 benefited by about $0.02 a share from the net effect of the 1993 tax law changes. See Note 7 of Notes to Financial Statements for further information on income taxes.
   INCOME BEFORE THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES of $656 million, or $2.31 a share, in 1993 was favorable by $121 million, or $0.41 a share, compared to $535 million, or $1.90 a share, last year.
   NET INCOME (LOSS) in 1993 was income of $411 million, or $1.45 a share. In 1992 the Company reported a loss of $712 million, or $2.52 a share. However, both periods were impacted by the cumulative effect of adopting accounting changes as well as unusual items. 1993 results included the current year's charge for adopting FASB No. 112, a net nonrecurring gain and the impact of the U.S. tax increase. Results in 1992 include streamlining and restructuring charges and the gain on the disposition of the Company's interest in Union Texas. Excluding these items from both years, current year's net income was $659 million, or $2.33 a share, which compares with net income of $541 million, or $1.92 a share, in 1992. The higher income was the result of significant increases for Automotive and Engineered Materials.
   A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS, before the cumulative impact of accounting changes on net income, follows. Adjusted net income excludes the impact of the 1993 nonrecurring items and the 1992 streamlining and restructuring provision. (Dollars in millions)

                                                         Adjusted
AEROSPACE                    Net Sales    Net Income   Net Income
                             ---------    ----------   ----------
1993                            $4,530          $224         $228
1992                             4,937           105          227
                                ------          ----         ----
Increase/(Decrease)             $ (407)         $119         $  1
                                ------          ----         ----

   Aerospace sales decreased 8 percent because of continued significant volume reductions in military, commercial and general aviation markets. Lower production of general aviation aircraft resulted in fewer propulsion engine deliveries.


- - - - - --------------------------------------------------------------------------------
                                       21

- - - - - --------------------------------------------------------------------------------



[GRAPHIC REPRESENTATION of Income (Loss) Before Cumulative Effect of Changes in Accounting Principles (Dollars in millions) -- Chart gives the actual amounts as well as calculates the amounts excluding the impact of streamlining and restructuring charges and gains relating to Union Texas, an equity subsidiary (expressed numerically below).]

                                                                   1991   1992     1993
                                                                   ----   ----     ----
Actual..........................................................   (273)   535      656
Calculation -- Excludes streamlining and restructuring and gains
  relating to Union Texas.......................................    342    541     NONE

[GRAPHIC REPRESENTATION of Earnings (Loss) Per Share Before Cumulative Effect of Changes in Accounting Principles (Dollars per share) -- Chart gives the actual amounts as well as calculates the amounts excluding the impact of stream-lining and restructuring charges and gains relating to Union Texas, an equity subsidiary (expressed numerically below).]

                                                                    1991    1992    1993
                                                                    ----    ----    ----
Actual..........................................................   (1.00)   1.90    2.31
Calculation -- Excludes streamlining and restructuring and gains
  relating to Union Texas.......................................    1.25    1.92    NONE



Aftermarket sales were significantly lower in the auxiliary power unit product line. Mainly because of a reduction in the number of aircraft built, sales of controls and accessories and fluid systems as well as avionics and communications systems were materially lower. Technical service contracts awarded by various government agencies and sales of ocean systems increased moderately. Sales of aircraft landing systems increased slightly, and aftermarket sales related to propulsion engines were higher. The acquisition of Sundstrand's data control business in the fourth quarter of 1993 contributed $24 million to sales.
   Overall, the Company's 1993 sales to the Department of Defense (DOD), as a prime contractor and subcontractor, declined by 11 percent compared to 1992 because of reduced defense spending. Sales to the commercial and foreign government markets declined by 9 percent, while sales to the National Aeronautics and Space Administration (NASA) and other U.S. government agencies increased by 6 percent in 1993. Sales to the DOD accounted for 31 percent of Aerospace's total sales, a decrease of 1 percent compared to 1992.
   Although total sales were lower and 1993 results included an after-tax charge of $5 million reflecting the current year's impact of adopting FASB No. 112, Aerospace's adjusted net income improved slightly compared to last year. Continuing productivity improvements and sales increases in several product lines were the principal offsets. Significant cost savings were realized at every operating business unit. Aerospace Systems and Equipment had substantially higher earnings. Higher aftermarket sales related to aircraft landing systems, propulsion engines and guidance and control systems as well as higher sales of ocean systems and technical services also contributed to the favorable earnings. Earnings were lower for avionics and auxiliary power and communications systems because of reduced sales.
   Changing defense priorities and severe federal budget pressures are expected to continue to restrain funding for DOD-related aerospace products over the next few years. As a result, a number of the Company's military and space programs may be stretched out, curtailed or cancelled.
   The commercial airline industry continues to be in a cyclical downturn brought on in part by the recession. Many airline carriers have cancelled new aircraft orders reflecting the excess capacity of the world airline fleet and the reluctance of commercial carriers to finance new aircraft purchases. With improved economic conditions, air traffic should continue to rebound and, over the long-term, drive the demand for new aircraft and mitigate the impact of continued reductions in defense spending.
   The Company continues to receive significant contracts from the commercial aviation industry, DOD and NASA and earnings are expected to remain strong. The strength reflects the broad diversification of the Company's aerospace businesses and the quality of its products and services. Among the Company's contracts are a number of priority development programs and system upgrades which are believed to be vital to the nation's defense.
   The Company, as are other government contractors, is subject to government investigations of business practices and compliance with government procurement regulations. Although such regulations provide that a contractor may be suspended or debarred from government contracts under certain circumstances and the outcome of pending government investigations cannot be determined, management is not presently aware of any such investigation which it expects will have a material adverse effect on the Company.
   Funded backlog of $1,283 and $1,557 million at December 31, 1993 and 1992, respectively, consists of unfilled firm orders from the U.S. and foreign governments for the Company's aerospace products for which funding has been both authorized and appropriated by the customer. Total negotiated backlog of $4,773 and $4,859 million at year-end 1993 and 1992, respectively, also includes firm orders for which funding has not yet been appropriated as well as commercial contracts. The Company anticipates that approximately $2,335 million of the total 1993 backlog will be filled during 1994.

                                                         Adjusted
AUTOMOTIVE                   Net Sales    Net Income   Net Income
                             ---------    ----------   ----------
1993                            $4,506          $226         $184
1992                             4,499            76          141
                                ------          ----         ----
Increase                        $    7          $150         $ 43
                                ------          ----         ----

   Automotive sales were essentially level with last year despite the negative impact, totaling $206 million, of translating mainly weakened European currencies to the U.S. dollar. Sales of all products in the North American market were higher. Original equipment (OE) sales for passenger cars, light trucks and heavy trucks rebounded. The Company has significant product content on light trucks. Sales of passenger-side air bags were especially strong and sales of seat belts, aftermarket products, turbocharging systems and anti-lock braking systems (ABS) also improved. Sales by the Company's Brazilian operations improved after a number of disappointing years because of poor economic conditions in that country. OE and aftermarket product sales were materially lower in Europe reflecting the impact of the recession.
   Automotive's adjusted net income increased significantly, reflecting higher sales to the North American OE manufacturers and the aftermarket and strong productivity gains. Rationalization and enhanced productivity programs continued, mainly in Europe, where sales are down materially due to the

- - - - - --------------------------------------------------------------------------------
                                       22

- - - - - --------------------------------------------------------------------------------


poor economy. In the North American market, automotive and truck brakes, safety restraints, aftermarket products and turbochargers had substantial earnings growth. Productivity improvements and higher sales volumes substantially reduced prior year losses in Brazil. The 1993 results include an after-tax charge of $3 million reflecting the current year's impact of adopting FASB No. 112.
   The Company introduced new ABS products in Europe and the U.S. in 1993 which strengthened its position in braking systems for new vehicle production. Although its market share remains less than 10 percent, the Company is developing more advanced technology that should strengthen its competitive position by 1996.
   Increased competitive activity across all product lines and increasing product and cost demands from customers will continue to put pressure on the Company's automotive business. However, the Company believes it will more than offset these market conditions through product innovation, aggressive productivity actions to reduce costs and by accelerating the process of supplying integrated automotive systems to the global marketplace. To improve operating efficiencies, the Company initiated plans in 1991 and 1992 to significantly reduce the number of its worldwide locations. By the end of 1993, 20 operating plants had been closed. Sales offices, distribution centers and research and development facilities are also being consolidated.

                                                         Adjusted
ENGINEERED MATERIALS         Net Sales    Net Income   Net Income
                             ---------    ----------   ----------
1993                            $2,791          $269         $272
1992                             2,601           190          215
                                ------          ----         ----
Increase                         $ 190          $ 79         $ 57
                                ------          ----         ----

   Engineered Materials had a 7 percent sales increase. Sales of fluorine products, including environmentally-safer substitutes for CFCs, grew substantially and sales of laminate systems, oximes, performance additives and tar products were materially higher. Sales of carpet and industrial fibers also improved, but sales of intermediate chemicals and environmental catalysts were lower because of weak market conditions.
   Engineered Materials' adjusted net income was significantly higher in 1993 because of strong productivity gains and improved revenues for fluorine products, industrial fibers, performance additives and tar products. Results also improved for UOP. Partially offsetting these gains were higher operating costs for laminate systems, reduced demand for intermediate chemicals and lower earnings for Paxon. 1993 results include an after-tax charge of $2 million reflecting the current year's impact of adopting FASB No. 112.
   REGARDING ENVIRONMENTAL MATTERS, the Company is subject to various federal, state and local requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, the Company is a party to lawsuits and claims and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. The Company continually conducts studies, individually at Company-owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. The Company records appropriate liabilities for such matters when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action.
   Remedial response and voluntary cleanup expenditures were $65 and $69 million in 1993 and 1992, respectively, and are currently estimated to increase to approximately $96 million in 1994. While annual expenditures have generally increased from year-to-year, and may continue to increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.
   During 1993 the Company charged $41 million against income for remedial response and voluntary cleanup costs. At December 31, 1993 the recorded liability for environmental matters was $480 million. In addition, the Company incurred ongoing operating costs, and made capital expenditures of $39 million, relating to compliance with environmental regulations.
   Although the Company does not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they may be significant to the Company's consolidated results of operations. Management does not expect that environmental matters will have a material adverse effect on the consolidated financial position of the Company.
   See Note 19 of Notes to Financial Statements for a discussion of the Company's commitments and contingencies, including those related to environmental matters.
   INFLATION has not been a significant factor for the Company in recent years. Cost increases for labor and material have generally been low, and any impact has been offset by productivity enhancement programs.

         FINANCIAL CONDITION. Cash flow from operating activities was materially higher as a result of strong earnings growth and a strengthening balance sheet which reflects greatly improved operating working capital and a significant customer advance.
   TOTAL ASSETS at December 31, 1993 were $10,829 million, an increase of $73 million from December 31, 1992. Cash and cash equivalents at year-end 1993 were $892 million, a decrease of $39 million, however, cash investments classified as long-term increased $40 million, to $90 million, at December 31, 1993. Cash flows from operating activities, provided by significantly improved earnings for 1993 and a reduction in working capital, increased by $111 million. The current ratio at year-end 1993 was 1.3x, down slightly from 1.4x at December 31, 1992. Mainly through a reduction in accounts receivable and inventories, the Company's working capital turnover was improved to 4.8x at December 31, 1993 from 4.5x a year earlier.

- - - - - --------------------------------------------------------------------------------
                                       23

- - - - - --------------------------------------------------------------------------------




[GRAPHIC REPRESENTATION of Long-term Debt as a Percent of Total Capital (Percent), expressed numerically below.]

                                                                 1991     1992      1993
                                                                 ----     ----      ----
                                                                 34.9     40.5*     37.9*

- - - - - ------------

*  Includes impact of cumulative effect of adoption of accounting changes.

[GRAPHIC REPRESENTATION of Return on Shareowners' Equity (After-tax percent) -- Chart gives the actual return as well as calculates the return excluding the impact of streamlining and restructuring charges and gains relating to Union Texas, an equity subsidiary (expressed numerically below).]

                                                                    1991    1992    1993
                                                                    ----    ----    ----
Actual...........................................................   (8.4)   26.4*   30.6*
Calculation -- Excludes streamlining and restructuring and gains
  relating to Union Texas........................................   10.5    26.7*   NONE

- - - - - ------------

*  Includes impact of cumulative effect of adoption of accounting changes.






   THE MAXIMUM AMOUNT OF BORROWING available under the Company's revolving credit agreements (Credit Agreement) was reduced by the Company in July 1993 from $1.11 billion to $900 million, reflecting the Company's strong cash position, significantly higher earnings and current credit requirements. The Credit Agreement supports the issuance of commercial paper as well as outstanding floating rate Employee Stock Ownership Plan (ESOP) notes. There was $164 million of commercial paper outstanding at year-end 1993 and $4 million at the end of 1992. Commercial paper borrowing reached a high of $484 million during 1993. Outstanding ESOP notes, at favorable floating interest rates, totaled $259 million at December 31, 1993 and 1992.
   TOTAL DEBT at year-end 1993 was $1,960 million, a decrease of $153 million. Long-term debt was reduced by $175 million mainly from the redemption of various debt issues. The Company's total debt as a percent of capital, after the adoption of FASB No. 112, was 42.7 percent at December 31, 1993, down from 44.7 percent at year-end 1992. The long-term debt to capital ratio was 37.9 percent at year-end 1993, down from 40.5 percent at year-end 1992. See Note 14 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreement. In January 1993, Moody's upgraded the Company's long-term debt from A3 to A2 and its commercial paper from P-2 to P-1. This followed a comparable upgrading from Standard & Poor's in December 1992.
   The adoption of FASB No. 112 does not impact the Company under the terms of its outstanding debt and its existing Credit Agreement or the payment of dividends to shareowners, in part because the accounting change has no effect on cash.
   THE COMPANY REPURCHASED 6.7 MILLION SHARES OF COMMON STOCK for $220 million in 1993. Common stock was repurchased in 1993 to offset the issuance of shares for employee benefit plans and a shareowner dividend reinvestment plan. At year-end, the Company had 74.4 million shares of common stock held in treasury carried at $1,437 million. As of year-end 1993, the Company had remaining authority to repurchase 16.5 million shares of common stock.
   CAPITAL EXPENDITURES during 1993 were $718 million, an increase of $27 million from the $691 million spent in 1992. Spending by the segments and Corporate since 1991 is shown in Note 25 of Notes to Financial Statements. The Company's total capital expenditures in 1994 are currently projected at about $610 million. The expenditures are expected to be financed by internally generated funds. Approximately 58 percent of the projected 1994 expenditures are planned for expansion and cost reduction, 31 percent for replacement and maintenance and 11 percent for environmental and other projects.
1992 Compared with 1991
    IN 1991 AND 1992, THE COMPANY TOOK A SERIES OF BOLD INITIATIVES TO ESTABLISH
     THE FOUNDATION FOR SUSTAINED BUSINESS GROWTH. The Company substantially reduced its layers of management, improved cycle time, dramatically enhanced customer responsiveness, increased productivity, consolidated businesses and closed unproductive plants, and significantly improved overall competitiveness. The Company estimates that these programs contributed significantly to the improved 1992 operating income.
   IN 1992 THE COMPANY DISPOSED OF ITS HOLDINGS IN UNION TEXAS FOR $940 MILLION. The Company realized a pretax gain of $357 million (after-tax $221 million, or $0.78 a share).
   IN 1992 THE COMPANY ESTABLISHED A PROVISION OF $368 MILLION (AFTER-TAX $227 MILLION, OR $0.80 A SHARE) FOR STREAMLINING AND RESTRUCTURING PROGRAMS TO IMPROVE THE COMPANY'S OVERALL PRODUCTIVITY. These programs include the consolidation of facilities, further streamlining of operations and administration, and the cost of product modifications to improve customer satisfaction.
   THE COMPANY ADOPTED, EFFECTIVE JANUARY 1, 1992, TWO ACCOUNTING CHANGES RELATED TO RETIREE HEALTH BENEFITS AND INCOME TAXES. FASB Statement No. 106 -- 'Employers' Accounting for Postretirement Benefits Other Than Pensions' (FASB No. 106) requires the Company to accrue the estimated cost of retiree medical and life insurance payments during an employee's active service life. FASB Statement No. 109 -- 'Accounting for Income Taxes' (FASB No. 109) requires an asset and liability approach to taxes. The current year's impact of FASB Nos. 106 and 109 is an after-tax provision of $23 million, or $0.08 a share, and an after-tax provision of $2 million, or $0.01 a share, respectively. As part of the adoption, the Company recorded 'catch-up' after-tax charges totaling $1.25 billion, or $4.42 a share. A charge of $1.1 billion relating to FASB No. 106 reflects a number of steps taken by management, including one which limits future retiree medical benefits at approximately twice the level of 1992. A charge of $148 million relates to FASB No. 109. These one-time charges reduced the Company's shareowners' equity by 42 percent. As a result of adopting these accounting changes, the Company reported a net loss of $712 million, or $2.52 a share, in 1992.

- - - - - --------------------------------------------------------------------------------
                                       24

- - - - - --------------------------------------------------------------------------------

          RESULTS OF OPERATIONS. The Company's profits increased dramatically in 1992 in each of its core businesses despite relatively disappointing economies in the U.S. and other countries. NET SALES in 1992 were $12,042 million, an increase of $211 million, compared to the prior year. Of this increase, $134 million was due to increased prices, $27 million was the result of volume growth and $50 million was due to favorable foreign exchange fluctuations at Automotive.
   COST OF GOODS SOLD, as a percent of sales, declined from 83.8 percent in 1991 to 82.4 percent in 1992. The improved performance was principally the result of enhanced productivity actions as well as lower research and development expense. The results for 1992 include a charge of $51 million reflecting the impact of adopting FASB Nos. 106 and 109. Overall, productivity grew by 5.6 percent over last year.
   STREAMLINING AND RESTRUCTURING CHARGES in 1992 and 1991 are discussed in Note 4 of Notes to Financial Statements.
   INCOME FROM OPERATIONS of $415 million in 1992 compares to a loss from operations of $291 million in 1991. Excluding charges for streamlining and restructuring for both years and the current year's impact of adopting FASB Nos. 106 and 109 (special provisions), income improved by $278 million, or 50 percent, reflecting strong performance by all segments, despite a generally sluggish world economy. After excluding the special provisions, Aerospace's income increased 10 percent, Automotive's more than doubled and Engineered Materials' increased 56 percent. Profit margins, excluding the special provisions, increased from 4.7 percent in 1991 to 6.9 percent in 1992 mainly as a result of improved productivity throughout the Company. See the discussion of net income below for information by segment.
   EQUITY IN INCOME OF AFFILIATED COMPANIES of $103 million increased $57 million. Included in last year's amount was a $60 million write-down of a UOP business. Earnings in 1992, on a comparable basis, were higher from UOP reflecting improved licensing revenues and equipment sales, but lower from Paxon because of reduced sales and margins reflecting competitive conditions.
   EARNINGS FROM UNION TEXAS INVESTMENT, including the gain on the disposition as well as equity and dividend income, of $395 million increased $274 million. The 1992 results include a pretax gain of $357 million on the disposition of the Company's common stock in Union Texas, while 1991 included pretax income of $69 million on the sales of Union Texas' domestic oil and gas businesses.
   OTHER INCOME (EXPENSE) of $9 million grew by $18 million principally because of higher interest income on short-term securities and lower foreign exchange losses.
   INTEREST AND OTHER FINANCIAL CHARGES of $220 million declined by $37 million, or 14 percent, from last year mainly because of a reduced level of debt outstanding and lower rates on floating rate borrowings.
   THE EFFECTIVE TAX RATE (BENEFIT) for 1992 was 23.8 percent. The 1991 tax rate benefit was 30.0 percent. Excluding the streamlining and restructuring charges and gains relating to Union Texas, the effective tax rates for 1992 and 1991 were 24.1 and 23.7 percent, respectively. See Note 7 of Notes to Financial Statements for further information on income taxes.
   INCOME BEFORE THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES of $535 million, or $1.90 a share, in 1992 was favorable by $808 million, or $2.90 a share, compared to last year's loss of $273 million, or $1.00 a share. Excluding the impact of adopting FASB Nos. 106 and 109, the 1992 provision for streamlining and restructuring and the gain on the disposition of Union Texas, current year's net income was $566 million, or $2.01 a share. The favorable income was the result of significant increases for Aerospace, Automotive and Engineered Materials. After the cumulative effect of the accounting changes and the special items above, the Company had a net loss of $712 million, or $2.52 a share, in 1992.
   A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS, before the cumulative impact of accounting changes on net income, follows. Adjusted net income excludes the impact of the streamlining and restructuring provisions. (Dollars in millions)

                                                         Adjusted
AEROSPACE                    Net Sales    Net Income   Net Income
                             ---------    ----------   ----------
1992                            $4,937          $105         $227
1991                             5,269            87          188
                                ------          ----         ----
Increase/(Decrease)             $ (332)         $ 18         $ 39
                                ------          ----         ----

   The Company's aerospace business had a 6 percent drop in sales because of the dual impact of significant reductions in military spending and the effect of the lackluster economy on both the general aviation and commercial airline industries. The impact of fewer engine deliveries, reduced sales of military aircraft ground test equipment and flight controls, and lower sales of OE auxiliary power units and environmental control systems were offset partly by higher prices, and greater repair and overhaul services for the airline industry. Overall, the Company's 1992 sales to the DOD, as a prime contractor and subcontractor, declined by 12 percent mainly as a result of reduced defense spending. Sales to the commercial and foreign government markets declined by 6 percent, while sales to NASA and other U.S. government agencies increased by 20 percent. Sales to the DOD accounted for 32 percent of Aerospace's total sales, a decrease of 2 percent compared to 1991.
   Despite lower sales, the Aerospace segment had significant growth in its adjusted net income. Significant improvements in productivity, reflecting in part reduced cycle time, contributed to higher margins for airline services, landing systems, fluid systems and controls and accessories. This improved performance was only partly offset by lower sales of propulsion engines and auxiliary power units. 1992 net income includes an after-tax charge of $9 million reflecting the current year's impact of adopting FASB Nos. 106 and 109.
   Funded backlog of $1,557 and $2,619 million at December 31, 1992 and 1991, respectively, consists of unfilled firm orders from the U.S. and foreign governments for the Company's aerospace products for which funding has been both authorized and appropriated by the customer. Total negotiated backlog of $4,859 and $5,190 million at year-end 1992 and 1991, respectively, also includes firm orders for which funding has not yet been appropriated as well as commercial contracts.

                           Net Income      Adjusted
AUTOMOTIVE     Net Sales       (Loss)    Net Income
               ---------   ----------    ----------
1992              $4,499         $ 76          $141
1991               4,095         (203)           54
                   -----         ----          ----
Increase           $ 404         $279          $ 87
                   -----         ----          ----

   Sales of automotive products rose by 10 percent in 1992. Automotive and truck brake systems to the North American and European vehicle manufacturers and aftermarket, safety restraints, friction materials, turbochargers, filters and spark plugs all had material growth. The improved sales reflected new business and solid market recovery in the Company's

- - - - - --------------------------------------------------------------------------------
                                       25

- - - - - --------------------------------------------------------------------------------

core product lines. Light truck sales in the North American market, in which the Company has significant product content, were especially strong. Sales in Brazil, where the Company has several plants, were sharply lower as a result of the economic turmoil in that country.
   Automotive substantially improved its adjusted net income through higher sales volumes and substantial productivity gains. During 1992, management implemented various rationalization and census reduction programs to achieve the productivity gains. The 1992 increase was led by strong performances in passenger car and North American light truck brakes, turbochargers, friction materials, aftermarket and heavy vehicle businesses, filters, spark plugs and safety restraints. The Company's Brazilian operations, however, incurred substantially higher losses on lower sales volume reflecting the continuing poor economic conditions in that country. The Company is implementing numerous productivity improvements in Brazil which are expected to mitigate the operating loss. Automotive's 1992 net income includes an after-tax charge of $6 million reflecting the current year's impact of adopting FASB Nos. 106 and 109.

                                                              Adjusted
ENGINEERED MATERIALS            Net Sales    Net Income     Net Income
                                ---------    ----------     ----------
1992                               $2,601          $190           $215
1991                                2,459            14            163
                                   ------          ----           ----
Increase                            $ 142          $176           $ 52
                                   ------          ----           ----

   Engineered Materials had a 6 percent increase in sales. Sales of carpet fibers were materially higher as a result of an increase in market share and improving business conditions. Sales of engineering plastics, environmental catalysts, oximes and industrial fibers also increased materially. Sales of circuit board laminates were higher as a result of an acquisition in August 1992. Prices for acetone, a by-product of the fibers process, were lower due to weak market conditions.
   Engineered Materials' adjusted net income increased substantially because of productivity gains, which resulted in lower costs throughout the segment, and because of strong performance by carpet fibers and engineering plastics as well as favorable margins for fluorine products and circuit board laminates. UOP also reported higher income. Paxon had lower earnings because of increased competition.
   REGARDING ENVIRONMENTAL MATTERS, remedial response and voluntary cleanup expenditures were $69 and $58 million in 1992 and 1991, respectively. At December 31, 1992 the total amount of recorded liabilities for environmental costs was $476 million.

         FINANCIAL CONDITION. Greatly improved cash flow resulted from higher earnings and more efficient use of the Company's assets as well as the disposition of the Company's holdings in Union Texas.
          TOTAL ASSETS at December 31, 1992 were $10,756 million, an increase of $374 million, from December 31, 1991. Cash and cash equivalents were
$931 million, an increase of $693 million over the balance at December 31, 1991. Cash flow provided by substantially higher operating activities for 1992 grew by $404 million to $1,069 million. The current ratio was 1.4x, up from 1.1x at December 31, 1991. The Company's working capital turnover was 4.5x, an improvement mainly in managing its product inventory, compared to 4.2x at December 31, 1991.
   In September 1992 the Company received $355 million from the redemption, at face value, of $200 million in preferred shares and $155 million in warrants by Union Texas. In November the Company sold its 33.3 million common share interest in Union Texas through a secondary public offering. Net proceeds were $585 million. Total proceeds of $940 million from the two transactions were used to reduce short-term debt, with the balance invested as of December 31, 1992, mainly in short-term marketable securities.
   THE MAXIMUM AMOUNT OF BORROWING available under the Company's Credit Agreement was reduced by the Company in July 1992 from $1.35 billion to $1.11 billion, reflecting the Company's strong earnings and cash flow position.
   The Credit Agreement serves as support for the issuance of commercial paper as well as ESOP notes. There was $4 million in commercial paper outstanding at year-end 1992, while at the end of 1991 there was $263 million outstanding. Commercial paper borrowing reached a high of $563 million during 1992. Supported ESOP notes, at favorable floating interest rates, totaling $259 and $182 million, were outstanding at December 31, 1992 and 1991, respectively.
   TOTAL DEBT at year-end 1992 of $2,113 million decreased by $682 million as a result of reduced short-term borrowings, commercial paper and various long-term debt issues, offset in part by higher borrowings under the ESOP Program. Long-term debt of $1,777 million decreased by $137 million. The Company's total debt as a percent of capital, including the cumulative impact of the one-time 1992 accounting changes, was 44.7 percent at December 31, 1992, up from 43.9 percent at year-end 1991. The long-term debt to capital ratio was 40.5 percent at December 31, 1992, an increase from 34.9 percent at year-end 1991.
   THE COMPANY REPURCHASED 5.3 MILLION SHARES OF COMMON STOCK for $152 million in 1992 to partially offset the issuance of shares for employee benefit plans and a shareowner dividend reinvestment plan.
   CAPITAL EXPENDITURES during 1992 were $691 million, an increase of $23 million from the $668 million spent in 1991. Spending by the segments and Corporate since 1991 is shown in Note 25 of Notes to Financial Statements.

- - - - - --------------------------------------------------------------------------------
                                       26

- - - - - --------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF INCOME                               AlliedSignal Inc.
(Dollars in millions except per share amounts)
- - - - - --------------------------------------------------------------------------------

Years ended December 31                                                                   1993      1992      1991
- - - - - -----------------------                                                                   ----      ----      ----
                        Net sales                                                     $ 11,827  $ 12,042  $ 11,831
                                                                                      --------  --------  --------
                        Cost of goods sold                                               9,551     9,923     9,912
                        Selling, general and administrative expenses                     1,338     1,336     1,363
                        Streamlining and restructuring                                      --       368       847
                        Nonrecurring items                                                 (16)       --        --
                                                                                      ---------   ------    ------
                        Total costs and expenses                                        10,873    11,627    12,122
                                                                                      ---------   ------    ------
                        Income (loss) from operations                                      954       415      (291)
                        Equity in income of affiliated companies                           122       103        46
                        Earnings from Union Texas investment                                --       395       121
                        Other income (expense)                                              (9)        9        (9)
                        Interest and other financial charges                              (157)     (220)     (257)
                                                                                      ---------   -------   -------
                        Income (loss) before taxes on income                               910       702      (390)
                        Taxes (benefit) on income                                          254       167      (117)
                                                                                      ---------   -------   -------
                        Income (loss) before cumulative effect of changes in
                          accounting principles                                            656       535      (273)
                        Cumulative effect of changes in accounting principles:
                             Accounting for income taxes                                    --      (148)       --
                             Accounting for postemployment benefits, net of income
                               taxes                                                      (245)       --        --
                             Accounting for postretirement benefits other than
                               pensions, net of income taxes                                --    (1,099)       --
                                                                                      ---------  --------   -------
                        Net income (loss)                                             $    411  $   (712)   $ (273)
                                                                                       --------   -------   -------
                        Earnings (loss) per share of common stock: (a)
                        Before cumulative effect of changes in accounting principles  $   2.31  $   1.90    $(1.00)
                        Cumulative effect of changes in accounting principles:
                             Accounting for income taxes                                    --      (.52)       --
                             Accounting for postemployment benefits, net of income
                               taxes                                                      (.86)       --        --
                             Accounting for postretirement benefits other than
                               pensions, net of income taxes                                --     (3.90)       --
                                                                                       -------   --------   -------
                        Net earnings (loss)                                           $   1.45  $  (2.52)   $(1.00)
                                                                                       -------   --------   -------
                    (a) Earnings  per  share  of  common  stock  are  based  upon the
                        following  weighted   average   number   of   shares:   1993,
                        283,233,078  shares;  1992,  281,973,006  shares;  and  1991,
                        273,167,752 shares.  No  dilution  results  from  outstanding common stock equivalents.


- - - - - --------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(Dollars in millions except per share amounts)
- - - - - --------------------------------------------------------------------------------

Years ended December 31                                                  1993      1992       1991
- - - - - -----------------------                                                  ----      ----       ----

                        Balance at beginning of year                 $    747  $  1,594   $  2,113
                        Net income (loss)                                 411      (712)      (273)
                        Other                                              27         8        (28)
                        Common stock dividends (1993 -- $.58 per
                          share;
                          1992 -- $.50 per share; 1991 -- $.80 per
                          share)                                         (162)     (143)      (218)
                                                                     --------  --------    -------
                        Balance at end of year                       $  1,023  $    747   $  1,594
                                                                     --------  --------   --------
                        The 'Notes to Financial Statements' are an integral
                          part of these statements.

- - - - - --------------------------------------------------------------------------------
                                       27

- - - - - --------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET                                     AlliedSignal Inc.
(Dollars in millions)
- - - - - --------------------------------------------------------------------------------

December 31                                                                       1993      1992
- - - - - -----------                                                                       ----      ----
ASSETS                Current assets:
                      Cash and cash equivalents                               $    892  $    931
                      Accounts and notes receivable                              1,343     1,529
                      Inventories                                                1,745     1,871
                      Other current assets                                         587       588
                                                                              --------   -------
                      Total current assets                                       4,567     4,919

                      Investments and long-term receivables                        553       446
                      Property, plant and equipment -- net                       4,094     3,897
                      Cost in excess of net assets of acquired
                        companies -- net                                         1,087     1,048
                      Other assets                                                 528       446
                                                                              --------   -------
                      Total assets                                            $ 10,829  $ 10,756
                                                                              --------   -------
LIABILITIES           Current liabilities:
                      Accounts payable                                        $  1,207  $  1,221
                      Short-term borrowings                                         57       150
                      Commercial paper                                             164         4
                      Current maturities of long-term debt                         137       182
                      Accrued liabilities                                        1,924     1,948
                                                                              --------   -------
                      Total current liabilities                                  3,489     3,505

                      Long-term debt                                             1,602     1,777
                      Deferred income taxes                                        339       412
                      Postretirement benefit obligations other than pensions     1,689     1,663
                      Other liabilities                                          1,320     1,148
SHAREOWNERS'          Capital -- common stock -- Authorized 500,000,000
EQUITY                  shares
                        (par value $1 per share); issued: 1993 -- 358,228,742
                        shares;
                          1992 -- 358,228,742 shares                               358       358
                              -- additional paid-in capital                      2,453     2,424
                      Common stock held in treasury, at cost:
                        1993 -- 74,395,236 shares;
                        1992 -- 74,462,188 shares                               (1,437)   (1,336)
                      Cumulative foreign exchange translation adjustment            (7)       58
                      Retained earnings                                          1,023       747
                                                                              --------   -------
                      Total shareowners' equity                                  2,390     2,251
                                                                              --------   -------
                      Total liabilities and shareowners' equity               $ 10,829  $ 10,756
                                                                              --------   -------
                      The  'Notes  to Financial  Statements' are  an integral
                        part of this statement.

- - - - - --------------------------------------------------------------------------------
                                       28

- - - - - --------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS                           AlliedSignal Inc.
(Dollars in millions)
- - - - - --------------------------------------------------------------------------------

Years ended December 31                                                                    1993    1992    1991
- - - - - -----------------------                                                                    ----    ----    ----

CASH FLOWS FROM      Net income (loss)                                                   $  411   $(712)  $(273)
OPERATING ACTIVITIES Adjustments to reconcile net income (loss) to net cash flows from operating activities:
                       Cumulative effect of change in accounting for:
                          Income taxes                                                       --     148      --
                          Postemployment benefits                                           245      --      --
                          Postretirement benefits other than pensions                        --   1,099      --
                       Nonrecurring items                                                   (59)     --      --
                       Gain on disposition of Union Texas                                    --    (357)     --
                       Streamlining and restructuring (includes affiliated company)        (217)    133     852
                       Depreciation and amortization (includes goodwill)                    547     529     504
                       Undistributed earnings of equity affiliates (includes Union
                       Texas)                                                               (34)    (47)   (144)
                       Deferred taxes                                                       110      83    (196)
                       Decrease (increase) in accounts and notes receivable                  91    (104)     17
                       Decrease in inventories                                              123     130     153
                       Decrease (increase) in other current assets                           14      31    (136)
                       Increase (decrease) in accounts payable                               20     157    (168)
                       Increase (decrease) in accrued liabilities                           151     167     (62)
                       Other                                                               (222)   (188)    118
                                                                                          -----   -----    ----
                     Net cash flow provided by operating activities                       1,180   1,069     665
                                                                                          -----   -----    ----
CASH FLOWS FROM      Expenditures for property, plant and equipment                        (718)   (691)   (668)
INVESTING ACTIVITIES Proceeds from disposals of property, plant and equipment                37      42      15
                     Decrease in investments and long-term receivables                       48      59      27
                     (Increase) in other investments                                        (31)    (18)    (17)
                     Cash paid for acquisitions                                            (244)   (113)    (83)
                     Proceeds from sales of investments and businesses                      129   1,044       4
                     (Increase) in marketable securities                                    (40)    (50)     --
                                                                                          -----   -----    ----
                     Net cash flow provided by (used for) investing activities             (819)    273    (722)
                                                                                          -----   -----    ----
CASH FLOWS FROM      Net increase (decrease) in commercial paper                            160    (259)    181
FINANCING            Net (decrease) in short-term borrowings                                (88)   (307)    (12)
ACTIVITIES           Proceeds from issuance of common stock                                 143     244     115
                     Proceeds from issuance of long-term debt                               131     121     120
                     Repurchases of long-term debt (including current maturities)          (355)   (163)   (273)
                     Repurchases of common stock                                           (229)   (142)     --
                     Cash dividends on common stock                                        (162)   (143)   (218)
                                                                                         ------   -----    ----
                     Net cash flow (used for) financing activities                         (400)   (649)    (87)
                                                                                         ------   -----    ----
                     Net increase (decrease) in cash and cash equivalents                   (39)    693    (144)

                     Cash and cash equivalents at beginning of year                         931     238     382
                                                                                         ------   -----    -----
                     Cash and cash equivalents at end of year                            $  892  $  931  $  238
                                                                                         ------   -----    -----
                     The 'Notes to Financial Statements' are an integral part of this statement.

- - - - - --------------------------------------------------------------------------------
                                       29

- - - - - --------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                                  AlliedSignal Inc.
(Dollars in millions except per share amounts)
- - - - - --------------------------------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES
- - - - - -------------------------------

SUBSEQUENT EVENTS
*The Board of Directors determined on February 7, 1994 to redeem the common stock purchase rights for all rights outstanding on February 18, 1994 at $0.05 per right.
*The Board of Directors also declared a two-for-one common stock split for shareowners of record on February 22, 1994. The stock split is payable on March 14, 1994 and all stock related data in the financial statements reflect the stock split for all periods presented.

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of AlliedSignal Inc. and majority-owned subsidiaries.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) method for certain qualifying domestic inventories and the first-in, first-out (FIFO) or the average cost method for other inventories.

INVESTMENTS AND LONG-TERM RECEIVABLES are carried at the lower of cost or market, and in the case of affiliates over which significant influence is exercised, using the equity method of accounting.

PROPERTY, PLANT AND EQUIPMENT are carried at cost and are generally depreciated using estimated service lives, which range from 3 to 40 years. For the financial statements, depreciation is computed principally on the straight-line method.

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES is being amortized on a straight-line basis over 25-or 40-year periods. The cumulative amount of goodwill amortized at December 31, 1993 and December 31, 1992 is $315 and $287 million, respectively.

POSTEMPLOYMENT BENEFITS for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of Financial Accounting Standards Board (FASB) Statement No. 112 -- 'Employers' Accounting for Postemployment Benefits' (FASB No. 112), effective January 1, 1993. FASB No. 112 requires the Company to accrue the cost of certain benefits, including severance, workers' compensation, and health care coverage, over an employee's service life. A one-time charge for the adoption of FASB No. 112 of $396 million (after-tax $245 million, or $0.86 a share) was recognized as the cumulative effect of a change in accounting principle in 1993. The 1993 ongoing expense was $18 million (after-tax $11 million, or $0.04 a share). The Company uses the services of an enrolled actuary to calculate the expense. The Company previously expensed the cost of such benefits on a pay-as-you-go basis or recognized the impact at the time of a specific event.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS are accounted for under the provisions of FASB Statement No. 106 -- 'Employers' Accounting for Postretirement Benefits Other Than Pensions' (FASB No. 106), effective January 1, 1992. FASB No. 106 requires the Company to accrue the estimated cost of retiree benefit payments during an employee's active service life. The Company previously expensed the cost of these benefits on a pay-as-you-go basis.

RECOGNITION OF CONTRACT REVENUES primarily relates to Aerospace operations. Under fixed-price contracts, sales and related costs are recorded as deliveries are made. Sales and related costs under cost-reimbursable contracts are recorded as costs are incurred. Anticipated future losses on contracts are charged to income when identified. Contracts which are part of a program are evaluated on an overall program basis.

ENVIRONMENTAL expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 1993 and 1992 were $66 and $414 million and $71 and $405 million, respectively.

INTEREST RATE SWAP AND FOREIGN CURRENCY FORWARD EXCHANGE, OPTIONS AND SWAP AGREEMENTS are entered into to manage the Company's exposure to changes in interest and foreign currency exchange rates.
*Changes in the amount to be received or paid under interest rate swap agreements are recognized in Interest and Other Financial Charges.
*Changes in the market value of foreign currency forward exchange, options (put and call) and swap agreements are recognized in Other Income (Expense) or Cumulative Foreign Exchange Translation Adjustment, as appropriate, when foreign currency exchange rates fluctuate. Such changes mitigate the impact of foreign exchange fluctuations on foreign currency denominated transactions, assets and liabilities.

INCOME TAXES are based on the asset and liability approach embodied in FASB
Statement No. 109 -- 'Accounting for Income Taxes' (FASB No. 109), effective
January 1, 1992. Under FASB No. 109, deferred tax liabilities or assets reflect the impact of temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are subsequently adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely. Prior years' financial statements have not been restated to apply the provisions of FASB No. 109.
Income taxes for 1991 are based on pretax financial statement income in accordance with Accounting Principles Board Opinion No. 11 (APB No. 11). An
appropriate deferred tax was provided for the tax effect of timing differences between pretax financial statement income and taxable income per the tax return.
Deferred income taxes have not been provided on approximately $112 million of undistributed earnings of foreign affiliated
compa-
- - - - - --------------------------------------------------------------------------------
                                       30

- - - - - --------------------------------------------------------------------------------
nies, which are considered to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.

NOTE 2. ACQUISITIONS
- - - - - -------------------------------

In 1993 the Company acquired the data control business (Data Controls) of Sundstrand Corporation for $195 million in cash. The business had sales of $194 million in 1992. Data Controls manufactures a wide range of avionics such as ground proximity warning systems, reactive windshear detection systems, flight data and voice recorders, general aviation in-flight phone systems and aircraft condition monitoring systems. The Company also made a number of small acquisitions in 1993.

NOTE 3. NONRECURRING ITEMS
- - - - - -------------------------------

The 1993 nonrecurring items consist of a gain of $89 million (after-tax $50 million or $0.17 a share) from the formation of an alliance of the Company's air-brake control and related product operations for heavy trucks with those of Knorr-Bremse AG, partly offset by a provision totaling $73 million (after-tax $49 million, or $0.17 a share) covering transaction and other costs including formation costs relating to Knorr-Bremse and other business ventures as well as the cost of several legal actions.

NOTE 4. STREAMLINING AND RESTRUCTURING
- - - - - -------------------------------

The 1992 provision reflects a pretax charge of $368 million (after-tax $227 million, or $0.80 a share) covering programs to improve the Company's overall productivity. These programs include the consolidation of facilities, further streamlining of operations and administration and the cost of product modifications to improve customer satisfaction.
  The 1991 provision reflects a pretax charge of $907 million (after-tax $661 million, or $2.42 a share) covering streamlining, restructuring and environmental charges and costs for the rationalization of facilities. Of this provision, $60 million was included on the 'Equity in Income of Affiliated Companies' line since it relates to a business of the UOP process technology joint venture (UOP). The provision includes costs for the elimination of about 5,600 salaried jobs, mainly through severance programs, the consolidation of production facilities and administrative functions and the rationalization of several product lines as well as the disposition of nine non-strategic business units. Also included in the provision is $190 million for environmental costs of previously sold or shutdown facilities, as a result of revisions in estimates or the completion of studies, as well as facilities to be disposed of in connection with the restructuring.

NOTE 5. OTHER INCOME (EXPENSE)
- - - - - -------------------------------

Years ended December 31                                       1993    1992  1991
- - - - - -----------------------                                       ----    ----  ----
Interest income and other                                     $ 35     $17   $10
Repurchase of debentures                                        (1)     (1)   (5)
Foreign exchange (loss) (a)                                    (43)     (7)  (14)
                                                               ----    ----  ----
                                                               $(9)    $ 9   $(9)
                                                               ----    ----  ----

(a) Includes the amortization of premiums for foreign currency forward exchange contracts of $(38), $(28) and $(12) million, in each of the respective years. In part, the contracts, in conjunction with domestic borrowings, were utilized to finance certain foreign operations and contributed to lower expense on the 'Interest and Other Financial Charges' line.

The Company had forward exchange contracts, maturing through 1994, to purchase and sell foreign currencies aggregating $210 and $117 million at December 31, 1993 and $439 and $597 million at December 31, 1992, respectively. These amounts are all based upon spot rates in effect at the end of each respective year. The Company also had foreign currency options hedging anticipated transactions, maturing through 1994, aggregating $117 and $293 million at December 31, 1993 and 1992, respectively.

NOTE 6. INTEREST AND OTHER FINANCIAL CHARGES
- - - - - -------------------------------

Years ended December 31                                       1993   1992   1991
- - - - - -----------------------                                       ----   ----   ----
Total interest and other financial charges                   $ 186  $ 247  $ 283
Less -- Capitalized interest                                   (29)   (27)   (26)
                                                             -----  -----  -----
                                                             $ 157  $ 220  $ 257
                                                             -----  -----  -----

At December 31, 1993 and 1992 the Company had interest rate swap agreements, maturing through 1999, amounting to a total notional principal of $455 and $347 million, respectively. At December 31, 1993 these agreements effectively changed $373 million of fixed rate debt (average 9.66 percent) to London Interbank Offer Rate (LIBOR) based floating rate debt (average 5.30 percent) and $82 million of LIBOR based floating rate debt (average 3.11 percent) to fixed rate debt (average 7.24 percent). At December 31, 1992 these agreements effectively changed $265 million of fixed rate debt (average 9.79 percent) to LIBOR based floating rate debt (average 4.68 percent) and $82 million of LIBOR based floating rate debt (average 3.42 percent) to fixed rate debt (average 7.43 percent).

NOTE 7. TAXES (BENEFIT) ON INCOME
- - - - - -------------------------------

In the fourth quarter 1992 the Company adopted FASB No. 109, 'Accounting for Income Taxes', retroactive to January 1, 1992. The adoption of FASB No. 109 changes the Company's method of accounting for income taxes to an asset and liability approach from the deferred method under APB No. 11.

INCOME (LOSS) BEFORE TAXES ON INCOME

Years ended December 31                                       1993   1992   1991
- - - - - -----------------------                                       ----   ----   ----
United States                                                $ 799  $ 634  $(240)
Foreign                                                        111     68   (150)
                                                             -----  -----  -----
                                                             $ 910  $ 702  $(390)
                                                             -----  -----  -----




- - - - - --------------------------------------------------------------------------------
                                       31
- - - - - --------------------------------------------------------------------------------
TAXES (BENEFIT) ON INCOME

Years ended December 31                                       1993   1992   1991
- - - - - -----------------------                                       ----   ----   ----
United States                                                $ 244  $ 160  $(100)
Foreign                                                         10      7    (17)
                                                             -----  -----  ------
                                                             $ 254  $ 167  $(117)
                                                             -----  -----  -----



Years ended December 31                                       1993   1992   1991
- - - - - -----------------------                                       ----   ----   ----

Taxes (benefit) on income consist of:
Current:
    United States                                             $  95  $  55  $  48
    State                                                        25     15     16
    Foreign                                                      24     14     15
                                                              -----  -----  -----
                                                                144     84     79
                                                              -----  -----  -----
Deferred:
    United States                                                99     92   (148)
    State                                                        25     (2)   (16)
    Foreign                                                     (14)    (7)   (32)
                                                              -----  -----   -----
                                                                110     83   (196)
                                                              -----  -----   -----
                                                              $ 254  $ 167  $(117)
                                                              -----  -----   -----

Years ended December 31                             1993     1992     1991
- - - - - -----------------------                             ----     ----     ----
The principal items accounting for the difference
  in taxes (benefit) on income (loss) computed at
  the U.S. statutory rate and as recorded on an
  overall basis are as follows:
Statutory U.S. federal income tax rate              35.0%    34.0%   (34.0)%
Taxes on foreign earnings over (under) U.S. tax
  rate                                              (2.4)    (3.6)     7.2
Asset basis differences                             (1.7)      --      2.6
Nondeductible amortization and depreciation          1.2      1.5      4.7
State income taxes                                   3.3       .4     (1.4)
Tax benefits of Foreign Sales Corporation           (1.9)    (2.9)    (4.5)
Dividends received deduction                         (.2)    (1.5)    (3.5)
ESOP dividend tax benefit                            (.9)    (1.1)      --
Impact of rate change on beginning of-the-year
  deferred tax balances                             (1.5)      --       --
All other items -- net                              (3.0)    (3.0)    (1.1)
                                                    -----    -----   ------
                                                    27.9%    23.8%   (30.0)%
                                                    -----    -----   ------

Year ended December 31                              1991
- - - - - ----------------------                              ----
The principal items in the deferred tax provision
  are as follows:
Accelerated depreciation and amortization          $  33
Nonrecurring items and acquisitions                    8
Streamlining and restructuring                      (198)
Pension and savings plans                            (14)
Long-term contracts                                   12
Alternative minimum tax credit carryforward          (31)
State income taxes                                   (16)
All other items -- net                                10
                                                   ------
                                                   $(196)
                                                   ------

DEFERRED INCOME TAXES

Years ended December 31                             1993     1992
- - - - - -----------------------                             ----     ----
Included in the following balance sheet accounts:
Other current assets                               $ 468    $ 482
Other assets                                         104       47
Deferred income taxes                               (339)    (412)
                                                   -----    -----
                                                   $ 233    $ 117
                                                   -----    -----


DEFERRED TAX ASSETS/(LIABILITIES)

December 31                                         1993     1992
- - - - - -----------                                         ----     ----

The temporary differences and carryforwards which
  give rise to deferred tax assets and liabilities
  are as follows:
Property, plant and equipment basis differences    $(742)   $(706)
Postretirement benefits other than pensions          716      699
Postemployment benefits                              158       --
Investment and other asset basis differences        (465)    (477)
Streamlining, restructuring and other nonrecurring
  items                                              290      380
Other accrued items                                  334      299
Foreign net operating losses                         118      105
Alternative minimum tax credit                        60       68
Other tax credits                                     41       44
U.S. capital loss                                     43       43
All other items -- net                              (239)    (241)
                                                   -----    -----
Sub-total                                            314      214
Valuation allowance                                  (81)     (97)
                                                   -----    -----
                                                   $ 233    $ 117
                                                   -----    -----


  Other tax credits relate primarily to U.S. general business tax credits which are available to reduce income tax payments through the year 2007. The alternative minimum tax credit is available to reduce regular income tax payments for an indefinite period of time. The foreign net operating losses relate to several countries and such benefits are available to reduce income tax payments for periods which range from five years to an indefinite period. The U.S. capital loss is available to offset income tax payments on capital gains through 1997.

NOTE 8. ACCOUNTS AND NOTES RECEIVABLE
- - - - - -------------------------------

December 31                                         1993     1992
- - - - - -----------                                         ----     ----

Trade                                             $1,245   $1,343
Other                                                126      223
                                                   -----    -----
                                                   1,371    1,566
Less -- Allowance for doubtful accounts and
  refunds                                            (28)     (37)
                                                  ------   ------
                                                  $1,343   $1,529
                                                  ------   ------

The Company is a party to agreements under which it can sell undivided interests in designated pools of trade accounts receivable up to $500 million (average outstanding was $492 and $496 million during 1993 and 1992, respectively). New receivables are sold under the agreements as previously sold receivables are collected. During 1993, this represented an average collection period of 47 days or a replacement of receivables of approximately eight times. At both December 31, 1993 and 1992, customer accounts receivable on the Consolidated Balance Sheet have been reduced by $500 million reflecting the sales. The Company acts as an agent for the purchaser in the collection and administration of the receivables.

- - - - - --------------------------------------------------------------------------------
                                       32

- - - - - --------------------------------------------------------------------------------

NOTE 9. INVENTORIES
- - - - - -------------------------------

December 31                                         1993     1992
- - - - - -----------                                         ----     ----
Raw materials                                      $ 504    $ 614
Work in process                                      635      619
Finished products                                    824      904
Supplies and containers                               51       54
                                                   -----    -----
                                                   2,014    2,191
Less --
Progress payments                                   (154)    (201)
Reduction to LIFO cost basis                        (115)    (119)
                                                  ------   ------
                                                  $1,745   $1,871
                                                  ------   ------


Inventories valued at LIFO amounted to $316 million at December 31, 1993 and $298 million at December 31, 1992, which amounts were below estimated replacement cost by $115 and $119 million, respectively.

NOTE 10. OTHER CURRENT ASSETS
- - - - - -------------------------------

December 31                                         1993     1992
- - - - - -----------                                         ----     ----
Current - deferred taxes                           $ 468    $ 482
Other                                                119      106
                                                   -----    -----
                                                   $ 587    $ 588
                                                   -----    -----


NOTE 11. INVESTMENTS AND LONG-TERM RECEIVABLES
- - - - - -------------------------------

December 31                                         1993     1992
- - - - - -----------                                         ----     ----
Affiliates                                         $ 395    $ 326
Marketable securities                                 90       50
Long-term receivables                                 68       70
                                                   -----    -----
                                                   $ 553    $ 446
                                                   -----    -----


The Company has a 50 percent partnership interest in two joint ventures accounted for under the equity method, UOP and Paxon Polymer Company (Paxon). The UOP joint venture is in the process technology and catalyst business while the Paxon joint venture manufactures and sells high-density polyethylene resins. During 1991 UOP recorded a Streamlining and Restructuring provision of $120 million for the write-down to realizable value of the assets of the fluid catalytic cracking business. The Company's share of the equity of the joint ventures exceeds its carrying value for these investments by $127 million, which is being amortized over the remaining useful lives of the related assets.
  Combined selected financial data for these two entities are summarized as follows:

Years ended December 31                             1993     1992     1991
- - - - - -----------------------                             ----     ----     ----

Net sales                                          $1,238   $1,225   $1,288
Streamlining and restructuring                        --       --       120
Income from operations                                151      142       26
Income before cumulative effect of
  changes in accounting principles (a)                149      149       43
Net income (a)(b)                                      90      149       43

December 31                                         1993     1992
- - - - - -----------                                         ----     ----

Current assets                                     $  819   $  800
Total assets                                        1,505    1,741
Current liabilities                                   224      226
Noncurrent liabilities                                350      260
Preferred capital                                      --      238
Equity                                                931    1,017

(a) No U.S. taxes have been provided by the entities on partnership income as the individual partners are responsible for their proportionate share of U.S. taxes payable.
(b) Reflects the adoption of FASB No. 106 ($37 million) and the adoption of FASB No. 112 ($22 million).

NOTE 12. PROPERTY, PLANT & EQUIPMENT
- - - - - -------------------------------

December 31                                         1993     1992
- - - - - -----------                                         ----     ----

Land and land improvements                         $  321    $  301
Machinery and equipment                             5,296     4,982
Buildings                                           1,241     1,173
Office furniture and equipment                        634       594
Transportation equipment                              145       146
Construction in progress                              531       433
                                                  -------    ------
                                                    8,168     7,629
Less -- Accumulated depreciation and
  amortization                                     (4,074)   (3,732)
                                                  -------    ------
                                                  $ 4,094    $3,897
                                                  -------    ------


NOTE 13. ACCRUED LIABILITIES
- - - - - -------------------------------

December 31                                          1993     1992
- - - - - -----------                                          ----     ----

Customer advance payments/deposits                 $  244    $ 130
Insurance                                             163      168
Postemployment benefits                               166       --
Retiree medical benefits                              125      121
Streamlining and restructuring                        170      498
Wages                                                 296      295
Other                                                 760      736
                                                   ------   ------
                                                   $1,924   $1,948
                                                   ------   ------

NOTE 14. LONG-TERM DEBT AND CREDIT AGREEMENTS
- - - - - -------------------------------

December 31                                           1993       1992
- - - - - -----------                                           ----       ----
Employee stock ownership refunding notes,
  7.02% and 7.19%, due 1995 - 1997                 $   200    $   200
Employee stock ownership floating rate notes,
  2.876% - 3.70%, due 1994 - 1999                      218        260
9 7/8% debentures due June 1, 2002                     250        250
9.20% debentures due February 15, 2003                 100        100
Medium term notes, 8.28% - 9.28%, due 1995 - 2001      153        153
Zero coupon bonds and money multiplier notes,
  12.95% - 13.518%, due 1995 - 2009                    257        238
9 1/2% debentures due June 1, 2016                     100        100
                                                    ------     ------
                                                     1,278      1,301
                                                    ------     ------

Capitalized lease obligations, 3.5% - 14.38%,
  maturing at various dates through 2016                49         47
                                                   -------    -------

Foreign currency bonds:
  Deutsche Mark 125,000,000 7 1/2% bonds due 1994
    (a)                                                 --         77
  Swiss Franc 85,000,000 6% bonds due 1994 (b)          --         58
                                                    ------     ------
                                                        --        135
                                                    ------     ------

Industrial development bond obligations, 2.63%
   - 6.85%, maturing at various dates through 2017     112        116
                                                   -------     ------

Other long-term debt, 2.0% - 14.75%, maturing at
  various dates through 2006                           165        180
                                                   -------    -------

Sub-total                                            1,604      1,779
Less -- Unamortized discount                            (2)        (2)
                                                   -------    -------

                                                   $ 1,602    $ 1,777
                                                   -------    -------

(a) The Company has foreign currency and interest rate swap agreements to hedge principal and interest payments, which result in a 67 million Dutch Guilder ($39 million) obligation with an effective floating interest rate of 9.68 percent at December 31, 1992 and a $41 million obligation with an effective floating interest rate of 3.5 percent at December 31, 1993 and 3.625 percent at December 31, 1992.
(b) The Company had a foreign currency and interest rate swap agreement to hedge principal and interest payments, which, net of related foreign currency forward exchange contracts, resulted in a Dutch Guilder obligation of 113 million ($62 million) with an effective floating interest rate of 9.51 percent at December 31, 1992.

- - - - - --------------------------------------------------------------------------------
                                       33

- - - - - --------------------------------------------------------------------------------

The schedule of principal payments on long-term debt is as follows:

                                                    Long-term
                                                     Debt (1)
                                                    ----------
At December 31, 1993
- - - - - --------------------
1994                                                    $ 137
1995                                                      203
1996                                                      175
1997                                                      111
1998                                                      195
Thereafter                                                918
                                                       ------
                                                        1,739
Less -- Current portion                                  (137)
                                                       ------
                                                       $1,602
                                                       ------


(1) Amounts are net of repurchases.

  The only material financial instruments which are not carried in the Consolidated Balance Sheet at amounts which approximate fair values are certain debt instruments. The carrying value of long-term debt and related current maturities (excluding capitalized lease obligations), is $1,687 and $1,906 million and the fair value is $1,945 and $2,100 million at December 31, 1993 and 1992, respectively. The fair value of the long-term debt is estimated based on the quoted market price for the issues (if traded) or based on the current rates offered to the Company for debt of the same remaining maturity and characteristics.
  The Company entered into two new credit agreements (3 Year and 364 Day Credit Agreements) dated July 7, 1993, with commitments aggregating $900 million, with a group of 21 banks. These agreements replaced a $1.11 billion arrangement. The funds available under the Credit Agreements may be used for any corporate purpose. Loans under the $450 million 3 Year Credit Agreement are required to be repaid no later than July 7, 1996. Annually, the Company may request that the maturity of the 3 Year Credit Agreement be extended by another year. The Company intends to request an extension of the agreement in 1994. The banks' commitments to lend under the $450 million 364 Day Credit Agreement terminate on July 5, 1994 and any loans then outstanding will be converted to term loans maturing on July 5, 1995. The Company intends to renegotiate this agreement in 1994. The Company has agreed to pay facility fees of .10 percent per annum and .15 percent per annum on the aggregate commitments for the 364 Day and 3 Year Credit Agreements, respectively, subject to increase or decrease in the event of changes in the Company's long-term debt ratings. The Credit Agreements do not contain restrictions on the Company's ability to pay dividends or requirements that the Company maintain a specific net worth. They do contain other customary conditions and events of default, the failure to comply with, or occurrence of which, would prevent any further borrowings and would generally require the settlement of any outstanding borrowings under either Credit Agreement. Such conditions include the absence of any material adverse change in the ability of the Company to pay its indebtedness when due, and such events of default include
(a) non-payment of Credit Agreement debt and interest thereon, (b) non-compliance with the terms of the covenants, (c) cross-default with other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act.
  Interest on borrowings under the Credit Agreements would be determined, at the Company's option, by (a) an auction bidding procedure; (b) the highest of the average floating base rate of two reference banks, one-half percent above the average CD rate, or one-half percent above the Federal funds rate; or (c) .225 and .275 percent for the 3 Year and 364 Day Credit Agreements, respectively, and if either Credit Agreement is drawn down in excess of 50 percent of its total amount, .2875 and .3375 percent for the 3 Year and 364 Day Credit Agreements, respectively, over the average LIBOR or CD rate of three reference banks. The spreads over the LIBOR or CD rates are subject to increase or decrease if the Company's long-term debt ratings change. The Company had no balance outstanding under the Credit Agreements at December 31, 1993. They have also served as support for the issuance of commercial paper and certain notes under the Company's Employee Stock Ownership funding program. At December 31, 1993 the Company had outstanding $164 million of commercial paper and $259 million of notes supported by the Credit Agreements.

NOTE 15. LEASE COMMITMENTS
- - - - - -------------------------------

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

                                                     Lease
At December 31, 1993                               Payments
- - - - - --------------------                               --------
1994                                                  $ 83
1995                                                    62
1996                                                    45
1997                                                    35
1998                                                    31
Thereafter                                             229
                                                      ----
Total                                                 $485
                                                      ----

  Rent expense of $128, $131 and $146 million was included in costs and expenses for 1993, 1992 and 1991, respectively.

NOTE 16. CAPITAL STOCK
- - - - - -------------------------------

The Company is authorized to issue up to 20,000,000 shares of preferred stock without par value and may establish series of preferred stock having such number of shares and such terms as it may determine.
  The Company is authorized to issue up to 500,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board of Directors (the Board), are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There is no restriction on dividends or the repurchase or redemption of common stock by the Company. The Company has remaining authority to repurchase from time to time up to 16.5 million shares of common stock.
  Each share of common stock is accompanied by a share purchase right (a Right) which entitles shareowners to buy one newly issued share of common stock at an exercise price of $150, subject to adjustment. The Rights will be exercisable only if a person or group acquires stock representing 20 percent or more of the power to vote generally in the election of directors (becomes an acquiring person) or announces a tender or exchange offer which would result in such person or group becoming an acquiring person. Upon exercise after a person or a group becomes an acquiring person, each Right (other than Rights held by the acquiring person) will entitle the holder to purchase a number of shares of common stock

- - - - - --------------------------------------------------------------------------------
                                       34

- - - - - --------------------------------------------------------------------------------
of the Company having a market value of two times the exercise price. If the
Company is acquired in a merger or other business combination, each Right will entitle the holder to purchase, at the then exercise price, a number of shares of common stock of the acquiring company having a market value of two times such exercise price. If circumstances warrant, the Board may decrease from 20 percent to as low as 15 percent the threshold used in determining when a person or group becomes an acquiring person or the conditions of exercise of the Rights, provided that the Board may not reduce the thresholds to or below the existing level of ownership of a shareowner. On February 7, 1994 the Board determined to redeem the Rights at $0.05 a Right.

                                                                Common
                                                        Shares  Stock/
                                                   Outstanding  Paid-in  Treasury
                                                 (in millions)  Capital    Stock
                                                 -------------  -------   -------
Balance December 31, 1990                                269.4  $2,747   $(1,578)
  Used for Dividend Reinvestment Plan                       .4      --        10
  Used for employee benefit plans                          6.3      --       140
  Other                                                     .2      --         5
                                                         -----   -----    -------
Balance December 31, 1991                                276.3   2,747    (1,423)
  Purchased under repurchase programs                     (5.3)     --      (152)
  Used for Dividend Reinvestment Plan                       .2      --         3
  Used for employee benefit plans (including
    related tax benefits)                                 12.6      35       236
                                                         -----   -----    -------
Balance December 31, 1992                                283.8   2,782    (1,336)
  Purchased under repurchase programs                     (6.7)     --      (220)
  Used for Dividend Reinvestment Plan                       .1      --         3
  Used for employee benefit plans (including
    related tax benefits)                                  6.6      29       116
                                                         -----   -----   -------
Balance December 31, 1993                                283.8  $2,811   $(1,437)
                                                         -----   -----   -------

NOTE 17. STOCK OPTIONS AND AWARDS
- - - - - -------------------------------

In April 1993 shareowners at the Annual Meeting approved a new 10-year stock plan for employees of the Company and affiliates (1993 Stock Plan). In addition, the Company has a 1985 Stock Plan for employees. Under both plans, the Company may grant incentive and non-qualified stock options, stock appreciation rights
(SARs), restricted shares and restricted units (Units) to officers and other employees. SARs entitle an optionee to surrender unexercised stock options for cash or stock equal to the excess of the fair market value of the surrendered shares over the option value of such shares. The 1993 Stock Plan provides for the annual grant of awards in an amount not in excess of 1.5 percent of the total shares issued (includes shares held in treasury) on December 31 of the year preceding the year of the award. Any shares that are available for awards that are not utilized in a given year will be available for use in subsequent years. Units have been granted to certain employees, which entitle the holder to receive shares of common stock. At December 31, 1993 there were 1,097,076 Units outstanding, including 138,002 Units granted in 1993, the restrictions on which generally lapse over periods not exceeding nine years from date of grant. Incentive stock options have a term determined by the Management Development and Compensation Committee of the Board (Committee), but not in excess of ten years. Non-qualified stock options have been granted with terms of up to ten years and one day. An option becomes exercisable at such times and in such installments as set by the Committee. Options generally become exercisable over a three-year period.

Stock options                                      Number of Shares
- - - - - -------------                                      ----------------
Outstanding at December 31, 1990                         18,313,580
Granted at $14.35 - $20.66 per share                      5,843,500
Less --
Exercised at $10.12 - $18.69 per share                      986,804
Lapsed or cancelled                                         675,090
Surrendered upon exercise of SARs                           219,062
                                                         ----------

Outstanding at December 31, 1991                         22,276,124
Granted at $22.07 - $27.82 per share                      5,934,198
Less --
Exercised at $10.12 - $23.41 per share                    8,823,506
Lapsed or cancelled                                         286,290
Surrendered upon exercise of SARs                           270,262
                                                         ----------

Outstanding at December 31, 1992                         18,830,264
Granted at $29.13 - $36.94 per share                      5,949,990
Less --
Exercised at $10.34 - $34.35 per share                    4,986,618
Lapsed or cancelled                                         145,190
Surrendered upon exercise of SARs                            30,000
                                                         ----------

Outstanding at December 31, 1993,
  $13.75 - $36.94 per share                              19,618,446
                                                         ----------

Exercisable at December 31, 1993                          8,648,464
                                                         ----------

Available for grant at December 31, 1992                  6,098,790
                                                         ----------

Available for grant at December 31, 1993                  5,540,800
                                                         ----------


  All options were granted at not less than fair market value at dates of grant. Treasury shares of common stock have been used upon exercise of stock options.
Differences between the cost of treasury stock used and the total option price of shares exercised have been reflected in retained earnings.
  The Company also has a Restricted Stock Plan for Non-Employee Directors, under which each non-employee director receives a one-time grant of 3,000 shares of common stock, subject to certain restrictions.

NOTE 18. CUMULATIVE FOREIGN EXCHANGE TRANSLATION ADJUSTMENT
- - - - - -------------------------------

December 31                                       1993   1992   1991
- - - - - -----------                                       ----   ----   ----
Balance at beginning of year                       $58    $65    $98
Translation adjustment and impact of hedges
  and intercompany balances                        (65)    (7)   (33)
                                                   ---    ---    ---
                                                   $(7)   $58    $65
                                                   ---    ---    ---

NOTE 19. COMMITMENTS AND CONTINGENCIES
- - - - - -------------------------------

The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability and environmental, safety and health matters. In accordance with the Company's accounting policy described in Note 1 of Notes to
Financial Statements, liabilities are recorded for environmental matters generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action.
Although the Company does not currently possess sufficient information to reasonably estimate the amounts of the liabilities to be recorded upon future comple-
- - - - - --------------------------------------------------------------------------------
                                       35

- - - - - --------------------------------------------------------------------------------
tion of studies, they may be significant to the consolidated results of operations.
  On September 19, 1991, The B.F. Goodrich Company (Goodrich) filed a lawsuit against the Company in the U.S. District Court for Delaware alleging infringement by the Company of two patents relating to aircraft brakes and seeking injunctive relief and damages. The allegation against the Company relates only to brakes for the Boeing 777, which is to be introduced in 1995, and not to any other brake program of the Company. The Company received an opinion of outside patent counsel that the Goodrich patents are invalid. The
Company believes it will prevail in the litigation. In any event, the Company would be able to compete for 777 business with an alternative design clearly not covered by the patents. At trial in October 1993, Goodrich claimed damages of approximately $350 million before trebling. The Company believes this damage claim is without merit. Post trial briefing and argument will not be completed until at least the end of March 1994.
  While the ultimate results of the Goodrich litigation and the other lawsuits, investigations and claims described above cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated financial position of the Company.
  The Company has issued or is a party to various direct and indirect guarantees, bank letters of credit and customer guarantees. Additionally, the
Company has issued financial and contract performance guarantees with respect to several refuse-to-energy projects owned or operated by Resco Holdings Inc., a subsidiary of Wheelabrator Technologies, Inc. The Company is indemnified by
Resco Holdings Inc. for any payments which the Company may be required to make under these obligations. Management does not expect these guarantees will have a material adverse effect on the consolidated results of operations or the financial position of the Company.

NOTE 20. SUPPLEMENTAL CASH FLOW INFORMATION
- - - - - -------------------------------

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with maturities generally of three months or less. Cash payments during the years 1993, 1992 and 1991 included interest of $180, $241 and $233 million and income taxes of $130, $115 and $118 million, respectively.
  In October 1993, the Company and Knorr-Bremse AG formed an alliance to which both companies contributed their European operations which provide air-brake controls and related products to the heavy truck industry. The Company owns 35 percent of the venture and Knorr-Bremse owns the balance and manages the operations. The transaction had the following non-cash impact on the Company's 1993 balance sheet:

                                                   Amount
                                                   ------
Current assets                                       $(49)
Property, plant and equipment -- net                  (28)
Investments and long-term receivables                  51
Other noncurrent assets                               (13)
Current liabilities                                    29
Noncurrent liabilities                                 10

NOTE 21. OIL AND GAS INVESTMENT
- - - - - -------------------------------

During 1992 the Company disposed of its remaining investments in Union Texas Petroleum Holdings, Inc. (Union Texas) resulting in a pretax gain of $357 million (after-tax $221 million, or $0.78 a share). The Company received approximately $585 million, after underwriters' discount, from the disposition of its approximate 39 percent interest in the common stock of Union Texas. In addition, the Company received $355 million from the redemption at face value of $200 million of preferred shares and $155 million of warrants of Union Texas. The Company received dividends from its preferred investment in Union Texas of $30 million in 1992 and $41 million in 1991.
  In 1991 Union Texas completed the sales of its U.S. offshore oil and gas business for $476 million, as well as its North American onshore oil and gas and U.S. gas processing businesses for $395 million which sales resulted in the Company recording a gain of $69 million (after-tax $46 million, or $0.17 a share).
  Selected financial data for Union Texas are summarized as follows:

Year ended December 31                                1991
- - - - - ----------------------                                ----
Net sales                                             $977
Income from operations                                 184
Income before extraordinary item                       280
Net income                                             333

NOTE 22. POSTRETIREMENT BENEFITS OTHER THAN
PENSIONS
- - - - - -------------------------------

The Company's U.S. retiree medical programs cover employees who retire, with pension eligibility, for hospital, professional and other medical services (programs). Most of the programs require deductibles and copayments and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The Company also sponsors retiree life insurance programs which generally provide a flat benefit of at least $2 thousand or a benefit as a percent of pay. The retiree medical and life insurance programs are not funded. Claims and expenses are paid from the general assets of the Company.
  For most non-union employees retiring after July 1, 1992, the Company has implemented an approach which bases the Company's contribution to retiree medical premiums on years of service and also establishes a maximum Company contribution in the future at approximately twice the current level at the date of implementation.
  In 1993, 1992 and 1991 the Company's cost for providing other postretirement benefits aggregated $153, $166 and $120 million, respectively, excluding the cumulative impact of adopting FASB No. 106 in 1992. Effective January 1, 1992, the Company adopted the provisions of FASB No. 106 for its U.S. medical and life insurance programs which increased expense by $38 million, which is included in the 1992 cost. The Company uses the services of an enrolled actuary to calculate such amounts.
  For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits was 13 percent for 1992, decreasing to 12 percent in 1993 and reducing gradually to 6 percent in 2000 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates

- - - - - --------------------------------------------------------------------------------
                                       36

- - - - - --------------------------------------------------------------------------------
by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $130 million and the aggregate of the service and interest cost component of net periodic postretirement benefit cost for the year then ended by $11 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent and 8.25 percent at December 31, 1993 and 1992, respectively.
  Net periodic  postretirement  benefit cost  for  1993 and  1992  included  the following components:

Years ended December 31                            1993   1992
- - - - - -----------------------                            ----   ----
Service cost-benefits attributed to service
  during the period                                $23    $ 22
Interest cost on accumulated postretirement
  benefit obligation                               137     143
Net amortization                                    (7)    --
                                                  ----    ----
                                                   153     165
Foreign plans                                       --       1
                                                  ----    ----
Net periodic postretirement benefit cost          $153    $166
                                                  ----    ----

  Presented below are the plans' status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1993 and 1992:

December 31                                          1993     1992
- - - - - -----------                                          ----     ----
Accumulated postretirement benefit obligation:
  Retirees                                         $1,279   $1,224
  Fully eligible active plan participants             200      155
  Other active plan participants                      418      343
                                                   ------   ------
                                                    1,897    1,722
Unrecognized prior service cost                       132      105
Unrecognized net loss                                (215)     (43)
                                                   ------   ------
Accrued postretirement benefit cost                $1,814   $1,784
                                                   ------   ------

NOTE 23. PENSIONS
- - - - - -------------------------------

The Company's pension plans, most of which are defined benefit plans and almost all of which are noncontributory, cover substantially all employees. Benefits under the plans are generally based on years of service and employees' compensation during the last years of employment or a flat dollar benefit. Benefits are generally paid from funds previously provided to trustees. In the Company's principal U.S. plans, funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period. To the extent that these requirements are fully covered by assets on hand for a plan, a contribution may not be made in a particular year. As of year-end 1993 approximately 55 percent of the assets of U.S. plans were held in equity securities, with the balance primarily in fixed income-type securities.
  Pension expense in 1993, 1992 and 1991 was $104, $102 and $94 million, respectively. The Company uses the services of an enrolled actuary to calculate the amount of pension expense and contributions to trustees of the various pension plans.
  Net periodic pension cost for 1993, 1992 and 1991 included the following components:

Years ended December 31                            1993   1992   1991
- - - - - -----------------------                            ----   ----   ----
Service cost-benefits earned during the
  period                                           $115   $113   $105
Interest cost on projected benefit obligation       369    360    340
Actual return on plan assets                       (663)  (320)  (824)
Net amortization and deferral                       269    (69)   456
                                                   ----   ----   ----
Net periodic pension cost for defined benefit
  plans                                              90     84     77
Foreign plans and other                              14     18     17
                                                   ----   ----   ----
Net periodic pension cost                          $104   $102   $ 94
                                                   ----   ----   ----

  The assumed rate of return for the Company's U.S. defined benefit pension plans was 9 percent in 1993, 1992 and 1991. The assumed discount rate used in calculating the projected benefit obligations at December 31, 1993, 1992 and 1991 was 7.25 percent, 8.25 percent and 8.5 percent, respectively. In addition, the assumed annual increase in compensation over employee's estimated remaining working lives was 5.5 percent for each of the respective years.

  Presented below are the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1993 and 1992 for its significant defined benefit pension plans:

                                                                            1993                            1992
                                                   -----------------------------   -----------------------------
                                                   ASSETS EXCEED     ACCUMULATED   Assets Exceed     Accumulated
                                                     ACCUMULATED        BENEFITS     Accumulated        Benefits
December 31                                             BENEFITS   EXCEED ASSETS        Benefits   Exceed Assets
- - - - - -----------                                         ------------   -------------   --------------  -------------
Actuarial present value of benefit obligation:
Vested                                                    $3,471           $ 731          $3,038           $ 682
Nonvested                                                    256              74             247              57
                                                          ------           -----          ------           -----
Accumulated benefit obligation                            $3,727           $ 805          $3,285           $ 739
                                                          ------           -----          ------           -----
Projected benefit obligation                              $4,396           $ 857          $3,847           $ 782
Less -- Fair value of assets                               4,227             678           3,934             639
                                                          ------           -----          ------           -----
Over (under) funded plans                                   (169)           (179)(a)          87            (143)
Unrecognized transition (asset)                              (11)             (7)            (13)            (20)
Unrecognized net (gain) loss                                 360               2             158             (30)
Unrecognized prior service cost                               (2)             63              (1)             58
                                                          ------           -----          ------           -----
Prepaid (accrued) pension cost                             $ 178           $(121)          $ 231           $(135)
                                                          ------           ------         ------           -----

(a) Included in this amount is $(134) million for unfunded foreign and supplemental domestic pension plans.

- - - - - --------------------------------------------------------------------------------
                                       37

- - - - - --------------------------------------------------------------------------------

NOTE 24. GEOGRAPHIC AREAS -- FINANCIAL DATA
- - - - - -------------------------------

                                                                                          Adjust.
                                                         United                    Other     and
                                                         States(1) Canada  Europe  Int'l.   Elim.    Total
                                                         --------  ------  ------  ------  ------    -----
Net sales (2)                                      1993  $9,220      $225  $1,897   $485   $ --    $11,827
                                                   1992   8,978       331   2,295    438     --     12,042
                                                   1991   8,908       350   2,079    494     --     11,831

Income (loss) before cumulative effect of changes  1993     570        26      55      5     --        656
in accounting principles (3)                       1992     512        32       6    (15)    --        535
                                                   1991    (115)      (29)    (91)   (38)    --       (273)


Assets                                             1993   9,045       199   1,439    548   (402)    10,829
                                                   1992   8,677       177   1,940    501   (539)    10,756
                                                   1991   8,273       191   1,913    481   (476)    10,382

Liabilities                                        1993   7,703        98     707    333   (402)     8,439
                                                   1992   7,374       113   1,293    264   (539)     8,505
                                                   1991   6,130       149   1,390    206   (476)     7,399

Sales between geographic areas approximate market and are not significant.
(1) Corporate Office income, expenses, assets and liabilities are included in the United States column.
(2) Included in United States net sales are export sales of $1,699, $1,810 and $1,729 million for each of the respective years.
(3) Includes in 1993 after-tax nonrecurring items of a gain for the United States of $13 million and a loss for Europe of $12 million. Includes in 1992 an after-tax provision to cover Streamlining and Restructuring charges for the United States of $163, Europe of $56 and Other Int'l. of $8 million. Also included in the United States column in 1992 is the after-tax gain on the disposition of the Union Texas common stock of $221 million. Includes in 1991 an after-tax provision to cover Streamlining and Restructuring charges for the United States of $486, Canada of $41, Europe of $101 and Other Int'l. of $33 million. Also included in the United States column in 1991 is the after-tax gain on the sale of assets by Union Texas of $46 million.

NOTE 25. SEGMENT FINANCIAL DATA
- - - - - -------------------------------

                                                                                              Corporate
                                                                                Engineered          and
                                                         Aerospace  Automotive   Materials  Unallocated(1)   Total
                                                         ---------  ----------  ----------  --------------   -----
Net sales (2)                                      1993     $4,530      $4,506      $2,791        $  --    $11,827
                                                   1992      4,937       4,499       2,601            5     12,042
                                                   1991      5,269       4,095       2,459            8     11,831

Research and development                           1993        127          63         113           10        313
expense                                            1992        122          64         124           10        320
                                                   1991        151          97         124            9        381

Depreciation and amortization                      1993        184         156         153           21        514
                                                   1992        186         162         135           13        496
                                                   1991        167         160         127           16        470

Income (loss) from operations (3)                  1993        402         432         309         (189)       954
                                                   1992        187         174         201         (147)       415
                                                   1991        272        (207)          9         (365)      (291)

Income (loss) before cumulative effect of changes  1993        224         226         269          (63)       656
in accounting principles (3)(4)                    1992        105          76         190          164        535
                                                   1991         87        (203)         14         (171)      (273)

Capital expenditures                               1993        139         205         354           20        718
                                                   1992        162         202         301           26        691
                                                   1991        216         184         262            6        668

Identifiable assets                                1993      4,502       2,838       2,502          987     10,829
                                                   1992      4,380       3,082       2,295          999     10,756
                                                   1991      4,146       2,782       1,949        1,505     10,382

Intersegment sales approximate market and are not significant.
(1) The 'Corporate and Unallocated' column includes amounts for businesses sold and Corporate items. Income (loss) before cumulative effect of changes in accounting principles includes amounts (including preferred dividends) for Union Texas, accounted for on the equity basis, of $ -- , $261 and $103 million for each of the respective years. Income (loss) before cumulative effect of changes in accounting principles for 1992 reflects the gain on the disposition of the common stock of Union Texas of $221 million, or $0.78 a share. Identifiable assets include an investment in Union Texas of $ -- , $ -- and $591 million, and other Corporate assets of $987, $999 and $914 million for each of the respective years.
(2) Sales to the U.S. Government and its agencies, mainly for the Aerospace segment, were $1,096, $1,170 and $1,317 million for each of the respective years.
(3) Includes in 1993 a pre-and after-tax provision to cover the current year's impact of the adoption of FASB No. 112 for Aerospace of $8 and $5 million, Automotive of $5 and $3 million, Engineered Materials of $4 and $2 million and Corporate and Unallocated of $1 and $1 million, respectively. Includes in 1993 pre-and after-tax impact of nonrecurring items for Aerospace of a charge of $6 and $4 million, a gain of $81 and $42 million for Automotive, a charge of $5 and $3 million for Engineered Materials and a charge of $54 and $34 million for Corporate and Unallocated, respectively. Includes in 1992 a pre-and after-tax provision to cover the current year's impact of the adoption of FASB No. 106 and FASB No. 109 for Aerospace of $44 and $9 million, Automotive of $13 and $6 million, Engineered Materials of $4 and $ -- million and Corporate and Unallocated of $(10) and $10 million, respectively. Includes in 1992 a pre-and after-tax provision to cover Streamlining and Restructuring charges for Aerospace of $213 and $122 million, Automotive of $95 and $65 million, Engineered Materials of $40 and $25 million and Corporate and Unallocated of $20 and $15 million, respectively. In 1993, a reclassification of the reported 1992 pre-and after-tax provision for Streamlining and Restructuring of $48 and $30 million was made reducing Corporate and Unallocated and increasing Aerospace. Includes in 1991 a pre-and after-tax provision to cover Streamlining and Restructuring charges for Aerospace of $133 and $101 million, Automotive of $334 and $257 million, Engineered Materials of $148 and $149 million and Corporate and Unallocated of $232 and $154 million, respectively.
(4) A finance charge is made by Corporate Office to the segments on the basis of relative capitalization, taxes on income are generally included in the segments which gave rise to the tax effects and equity in income of affiliated companies is included in the segments in which these companies operate.

- - - - - --------------------------------------------------------------------------------
                                       38

- - - - - --------------------------------------------------------------------------------

NOTE 26. UNAUDITED QUARTERLY FINANCIAL INFORMATION
- - - - - -------------------------------

                                                                                                1993
                                                   -------------------------------------------------  -----------------------------
                                                    MAR. 31   JUNE 30   SEPT. 30   DEC. 31      YEAR   Mar. 31   June 30   Sept. 30
                                                    -------   -------   --------   --------     -----  -------   -------  ---------
Net sales                                            $2,901    $3,055     $2,812    $3,059   $11,827    $2,979    $3,075     $2,936
As originally reported: (a)
  Gross profit                                          548       590        555       585                 523       560        537
  Net income                                            149       170        168       178                 127       145        140
  Per share                                             .52       .60        .59       .63                 .46       .52        .50
1993 and 1992 restatements of changes in
    accounting
    principles: (a)
  Gross profit                                           (1)       (1)        --        --                 (12)      (11)       (11)
  Cumulative after-tax effect                          (245)       --         --        --              (1,247)       --        --
  Per share                                            (.86)       --         --        --               (4.47)       --        --
  Quarterly after-tax effect                           (248)       (3)        (3)       --              (1,252)       (5)        (5)
  Per share                                            (.87)     (.01)      (.01)       --               (4.49)     (.02)      (.02)
As restated: (a)
  Gross profit                                          547       589        555       585     2,276       511       549        526
  Income before cumulative
    effect of changes in
    accounting principles                               146       167        165       178       656       122       140        135
  Per share                                             .51       .59        .58       .63      2.31       .44       .50        .48
  Net income (loss)                                     (99)      167        165       178       411    (1,125)      140        135
  Per share                                            (.35)      .59        .58       .63      1.45     (4.03)      .50        .48
Dividends paid                                          .145      .145       .145      .145      .58       .125      .125      .125
Market price (c)
High                                                  34.63     35.25      37.50     40.13     40.13     27.38     30.63      28.25
Low                                                   28.75     30.88      32.13     34.88     28.75     20.50     24.88      25.13

                                                                  1992
                                                   -------------------
                                                     Dec. 31      Year
                                                     -------      ----
Net sales                                             $3,052   $12,042
As originally reported: (a)
  Gross profit                                           533
  Net income                                             138(b)
  Per share                                              .49(b)
1993 and 1992 restatements of changes in
    accounting
    principles: (a)
  Gross profit                                            --
  Cumulative after-tax effect                             --
  Per share                                               --
  Quarterly after-tax effect                              --
  Per share                                               --
As restated: (a)
  Gross profit                                           533     2,119
  Income before cumulative
    effect of changes in
    accounting principles                                138(b)    535
  Per share                                              .49(b)   1.90
  Net income (loss)                                      138(b)   (712)
  Per share                                              .49(b)  (2.52)
Dividends paid                                           .125      .50
Market price (c)
High                                                   31.00     31.00
Low                                                    25.00     20.50

(a) FASB No. 112 was adopted in the fourth quarter of 1993, effective as of January 1, 1993. FASB Nos. 106 and 109 were adopted in the fourth quarter of 1992, effective as of January 1, 1992. As a result, the first three quarters of both years were restated. For further information, such accounting changes are discussed in Notes 1 and 22 of Notes to Financial Statements.
(b) Includes a provision of $368 million (after-tax $227 million, or $0.80 a share) covering costs for Streamlining and Restructuring. Also includes an after-tax gain of $221 million, or $0.78 a share, on the sale of common stock of Union Texas. See Notes 4 and 21 of Notes to Financial Statements for further information.
(c) From composite tape -- stock is primarily traded on The New York Stock Exchange.

- - - - - --------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
- - - - - --------------------------------------------------------------------------------

                              [Logo]                              Morristown, NJ
                                                     February 3, 1994 except for
                                                     Note 1 (Subsequent Events),
                                                 which is as of February 7, 1994
To the Shareowners and Directors
of AlliedSignal Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of AlliedSignal Inc. and its consolidated subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

In 1993, as discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 112, 'Employers' Accounting for Postemployment Benefits' effective as of January 1, 1993. In 1992, as further discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions' and Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' effective as of January 1, 1992.

                                                 /s/  PRICE WATERHOUSE

- - - - - --------------------------------------------------------------------------------
                                       39

- - - - - --------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                                        AlliedSignal Inc.
(Dollars in millions except per share amounts)
- - - - - --------------------------------------------------------------------------------

Years ended December 31                                   1993       1992       1991       1990       1989       1988       1987
- - - - - -----------------------                                   ----       ----       ----       ----       ----       ----       ----
FOR THE YEAR(a)
Net sales                                              $11,827    $12,042    $11,831    $12,343    $11,942    $11,909    $11,116
Income (loss) from continuing operations                   656(b)     535 (c)   (273)(c)    462        528        463(c)     515(c)
Net income (loss)                                          411(d)    (712)(d)   (273)       462        528        463        656
Per share of common stock:
Earnings (loss) from continuing operations                2.31       1.90      (1.00)      1.67       1.78       1.55       1.53
Net earnings (loss)                                       1.45      (2.52)     (1.00)      1.67       1.78       1.55       1.95
Dividends                                                  .58        .50        .80        .90        .90        .90        .90
AT YEAR-END(a)
Net working capital                                    $ 1,078    $ 1,414    $   526    $   892    $ 1,065    $ 1,040    $   722
Property, plant and equipment -- net                     4,094      3,897      3,638      3,584      3,321      3,214      3,330
Total assets                                            10,829     10,756     10,382     10,456     10,342     10,069     10,321
Long-term debt                                           1,602      1,777      1,914      2,051      1,903      2,044      2,017
Shareowners' equity                                      2,390      2,251      2,983      3,380      3,412      3,268      3,129
Book value per share of common stock                      8.42       7.93      10.79      12.55      11.77      11.05      10.44
Average investment(e)                                    4,506      4,939      6,771      6,723      6,520      6,629      6,859
Common shares outstanding (in millions)                  283.8      283.8      276.3      269.4      290.0      295.9      299.9
Common shareowners of record                            84,248     84,254     91,492     97,210    102,042    111,402    109,322
Employees(f)                                            86,400     89,300     98,300    105,800    107,100    109,550    115,300
FINANCIAL STATISTICS(g)
Return on sales (income from operations)                   8.1        3.4       (2.5)       5.9        8.0        5.7        6.8
Return on sales (after-tax)                                5.5        4.4       (2.3)       3.7        4.4        3.9        4.6
Return on average investment (after-tax)                  15.7       13.5       (1.3)       9.6       11.0       10.3       10.1
Return on average shareowners' equity (after-tax)         30.6       26.4       (8.4)      13.9       15.6       14.5       14.5
Interest coverage ratio                                    5.1        3.3        (.9)       2.6        3.0        2.8        3.6
Long-term debt as a percent of total capital              37.9       40.5       34.9       33.6       30.8       33.2       33.9
Total debt as a percent of total capital                  42.7       44.7       43.9       40.4       35.7       35.9       39.0
FINANCIAL STATISTICS(g)(h)
Return on sales (income from operations)                   7.9        6.5        4.7        5.9        8.0        7.4        6.8
Return on sales (after-tax)                                5.5        4.5        2.9        3.7        4.4        4.3        3.9
Return on average investment (after-tax)                  15.6       13.6        7.8        9.6       11.0       10.9        8.9
Return on average shareowners' equity (after-tax)         30.5       26.7       10.5       13.9       15.6       15.9       12.2
Interest coverage ratio                                    5.0        3.3        2.1        2.6        3.0        2.9        3.2
Long-term debt as a percent of total capital              37.9       40.5       34.9       33.6       30.8       33.2       33.9
Total debt as a percent of total capital                  42.7       44.7       43.9       40.4       35.7       35.9       39.0



(a) Share and per share data have been restated to reflect the two-for-one stock split described in Note 1 of Notes to Financial Statements.
(b) Includes in 1993 the current year's after-tax provision for the adoption of FASB No. 112 of $11 million, or $0.04 a share.
(c) Includes in 1992 the effect of a provision for Streamlining and Restructuring as well as a gain on the sale of common stock of Union Texas resulting in a net charge of $11 million (after-tax $6 million, or $0.02 a share) as discussed in Notes 4 and 21 of Notes to Financial Statements, respectively. In 1991, includes the effect of a provision for Streamlining and Restructuring as well as gains on asset sales by Union Texas resulting in a net charge of $838 million (after-tax $615 million, or $2.25 a share) as discussed in Notes 4 and 21 of Notes to Financial Statements, respectively. In 1988, includes an after-tax provision of $125 million, or $0.42 a share, to cover Streamlining and Restructuring charges, an after-tax gain of $36 million, or $0.12 a share, from the sale of the Company's investment in Akebono Brake Industry Company Ltd. and an after-tax gain of $81 million, or $0.27 a share, from nonrecurring items. Includes in 1987 the effect of the sale of common stock by Union Texas which resulted in the Company recording a gain of $108 million (after-tax $82 million, or $0.24 a share), reflecting the Company's share of an increase in Union Texas' equity.
(d) Includes in 1993 the cumulative after-tax provision for the adoption of FASB No. 112 of $245 million, or $0.86 a share. Includes in 1992 the cumulative after-tax provision for the adoption of FASB Nos. 106 and 109 of $1,247 million, or $4.42 a share. Such accounting changes are discussed in Note 1 of Notes to Financial Statements.
(e) Investment is defined as shareowners' equity and non-current deferred taxes-net plus total debt.
(f) Includes employees at facilities operated for the U.S. Department of Energy.
(g) The returns and interest coverage ratio exclude the impact of the cumulative effect of changes in accounting principles on income.
(h) The returns and interest coverage ratio exclude the impact of nonrecurring items in 1993, provisions for Streamlining and Restructuring charges in 1992, 1991 and 1988, gain on sale of common stock of Union Texas in 1992, gains on asset sales by Union Texas in 1991, nonrecurring income in 1988 and Union Texas' equity transaction in 1987.

- - - - - --------------------------------------------------------------------------------
                                       40