Form 10-K, Exhibit 13
period 1994-12-31
ALLIEDSIGNAL INC
filed 1995-03-02
CIK 773840

MANAGEMENT'S DISCUSSION AND ANALYSIS
AlliedSignal Inc.

1994 COMPARED WITH 1993

IN 1994 THE COMPANY DEVELOPED NEW INITIATIVES TO IMPROVE EFFICIENCY AND ELIMINATE WASTE, SHARPEN ITS FOCUS ON CUSTOMER SATISFACTION AND TARGET FOREIGN GROWTH OPPORTUNITIES. PRODUCTIVITY PROGRAMS STARTED SINCE 1991 CONTINUED TO ENHANCE AND GROW THE BUSINESS. One new initiative -- Operational Excellence -- will enhance productivity programs by redesigning the Company's basic processes to remove variations and improve manufacturing yields as well as by implementing measurement tools to monitor our progress. Scrap and rework will be reduced from the design phase to the customer's acceptance of our products. Another initiative -- Customer Partnerships -- involves customers in designing the Company's products. This program strengthens customer relationships, while reducing cycle times in engineering, manufacturing and product support. The Company will start training employees in 1995 in Total Quality Leadership Phase II to provide natural work teams with analytical tools for achieving process improvements. Previous actions -- forming commodity purchasing teams, partnering with suppliers, sharing common services throughout the Company, cycle time reductions and rationalizing the organization -- continued to move ahead and generated significant savings. Mainly as a result of these actions, the Company had significantly higher operating margins in 1994.

DURING 1994 THE COMPANY LAID THE FOUNDATION FOR GROWTH IN 1995 AND BEYOND:

  * Aerospace acquired Textron's Lycoming Turbine Engine Division (Lycoming Engine) in October 1994 for $375 million in cash and the assumption of certain liabilities. Lycoming Engine is expected to have 1995 sales of approximately $450 million. This acquisition extends the Engines group's product offerings in the robust regional aircraft market as well as into helicopter and other commercial and military applications for turbine engines. To reduce costs and improve competitiveness in its core product lines, Aerospace consolidated 12 businesses into four integrated units and merged its sales and service organizations into a single group. During the year Aerospace introduced new high-technology products to enhance flight safety and also agreed to form a number of strategic alliances in Japan and China to better position itself as a global supplier and to secure a share of the fast-growing markets in the Asian-Pacific region. The Company had a strong bidding success rate during the year; it was awarded 64% of new programs bid.

  * Globalization is also a key factor in Automotive's growth strategy. The Company acquired Ford Motor Company's spark plug plant in the U.K., which had 1993 sales of about $20 million, and a seat belt manufacturer in Italy, owned by the Fiat Group, which had annual sales of approximately $34 million. Automotive began construction of a $27 million turbocharger plant in Shanghai, China and has entered into joint venture agreements to produce air bag inflators in Italy, to distribute aftermarket products throughout Europe and to supply brake boosters from Spain for vehicles built in Europe by Japanese manufacturers. In November 1994 the Company acquired the seat belt business of General Safety Corporation, a supplier to General Motors Corporation and Ford. General Safety had 1994 sales of about $95 million.

  * Engineered Materials began manufacturing environmentally-safer alternatives to chlorofluorocarbons (CFCs) at a new $70 million facility in Geismar, Louisiana and acquired the small CFC business of Akzo N.V. in the Netherlands. A joint venture agreement with General Motors to produce coated automotive catalytic converter substrates was signed in November 1994. The venture strengthens the technology and manufacturing capacity of both companies.

THE BOARD OF DIRECTORS VOTED TO INCREASE THE REGULAR QUARTERLY DIVIDEND ON THE COMMON STOCK BY 16%, FROM $0.1675 TO $0.195 PER SHARE. The dividend increase will be effective in the first quarter of 1995. The Company had previously increased its regular quarterly dividend by 16% in the second quarter of 1994.

RESULTS OF OPERATIONS. The Company's sales and earnings expanded to record levels in 1994. The Company grew through new product introductions and niche acquisitions and by gaining market share in an expanding worldwide economy. Internal restructuring and productivity improvements drove earnings significantly higher.

NET SALES in 1994 were $12,817 million, an increase of 8% over last year. Of the $990 million increase, $880 million was the result of strong volume gains by the Automotive and Engineered Materials segments and $442 million from the consolidation of recent acquisitions, offset in part by a $163 million reduction for disposed businesses, $131 million due to lower prices, mainly in the Automotive segment, and $38 million, due to unfavorable foreign exchange fluctuations.

INCOME FROM OPERATIONS of $1,152 million in 1994 improved by $198 million, or 21%. Excluding the nonrecurring items in 1993 (see Note 3 of Notes to Financial Statements for information), income from operations improved by $214 million, or 23%. Aerospace's income increased 12%; Automotive was 17% higher and Engineered Materials had a 30% gain. Profit margins increased from 7.9% in 1993 to 9.0% in 1994 and productivity (the constant dollar basis relationship of sales to costs) increased by 6.2% over last year reflecting business consolidations, cycle time reductions, materials management initiatives and unit sales increases. See the detailed discussion of net income below for information by industry segment.

OTHER INCOME (EXPENSE), a $27 million loss, compares with a loss of $9 million in 1993 reflecting higher minority interest as a result of the formation in late 1993 of a venture with a subsidiary of Knorr-Bremse AG (Knorr-Bremse) in the U.S. and reduced interest income from investments in short-term securities. Reduced foreign exchange costs on forward contracts had a favorable impact.

INTEREST AND OTHER FINANCIAL CHARGES of $143 million decreased by $14 million, or 9%, from 1993 because of refunding a number of debt issues at lower interest rates and a reduced level of outstanding debt. Higher interest rates on floating rate borrowings partially offset such savings.

THE EFFECTIVE TAX RATE in 1994 was 31.7% compared with 27.9% in 1993. The 3.8 percentage point increase in 1994 was due to a higher level of earnings subject to the U.S. statutory rate, additional non-deductible expenses in 1994 and the absence of the favorable impact of a rate increase on the 1993 beginning-of-the-year deferred tax balances as a result of the 1993 Tax Act. See
Note 7 of Notes to Financial Statements for further information.

INCOME BEFORE THE CUMULATIVE EFFECT OF A CHANGE IN AN ACCOUNTING PRINCIPLE of $759 million, or $2.68 a share, in 1994 increased by $103 million, or $0.37 a share, compared with $656 million, or $2.31 a share, last year.

NET INCOME in 1994 was $759 million, or $2.68 a share, compared with $411 million, or $1.45 a share, for 1993. However, 1993 was impacted by the cumulative effect of adopting an accounting change of $245 million, or $0.86 a share. The higher income in 1994 was the result of a strong operating performance by all segments.

A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS, before the cumulative impact of an accounting change on net income, follows. Adjusted net income excludes the impact of the 1993 nonrecurring items. (Dollars in millions)

                                                  ADJUSTED
AEROSPACE       NET SALES       NET INCOME      NET INCOME
- ----------------------------------------------------------
1994              $ 4,623           $  260          $  260
1993                4,530              224             228
- ----------------------------------------------------------
Increase          $    93           $   36          $   32
- ----------------------------------------------------------




     Aerospace's sales increased 2% over last year. The acquisitions of the Lycoming Engine and Sundstrand Data Control operations and contract settlements with the U.S. Air Force contributed significantly to the higher sales. The regional airline market continued to grow, but a reduction in military spending and weakness in the commercial aircraft market continued to restrict sales. The Engines group had lower sales of spares and repair and overhaul services to the aftermarket. Government Electronic Systems had lower sales of avionics equipment to the military. Equipment Systems had reduced commercial and military sales, but sales from aircraft landing systems' repair and overhaul operations were higher, in part reflecting new business. Commercial Avionics Systems had lower sales mainly of traffic alert and collision avoidance systems (TCAS II), reflecting the completion of the airline industry retrofit program. Sales were reduced by the mid-year 1994 dispositions of the actuation and hangar businesses.

[GRAPHIC   REPRESENTATION  of   Net  Sales*  (dollars  in  billions),  expressed
numerically below.]

                                                            1992    1993    1994
                                                            ----    ----    ----

                                                            12.0    11.8    12.8

- ------------

* Baseline is $10 billion.

[GRAPHIC REPRESENTATION of Capital Expenditures/R&D (dollars in millions), expressed numerically below.]

                                                          1992     1993     1994
                                                          -----    -----    ----

Capital expenditures...................................     691      718     639
Company-funded R&D.....................................     320      313     318
                                                          -----    -----    ----
     Total.............................................   1,011    1,031     957
                                                          -----    -----    ----

     Overall, the Company's 1994 sales to the Department of Defense (DOD), as a prime contractor and subcontractor, declined by 7% compared to 1993 because of reduced defense spending. Sales to the commercial and foreign government markets increased by 5%, while sales to the National Aeronautics and Space
Administration (NASA) and other U.S. government agencies increased by 13% in 1994. Sales to the DOD accounted for 28% of Aerospace's total sales, a decrease of 3 percentage points compared with 1993.

     Although sales were up only slightly, Aerospace's net income increased by 14% compared with last year's adjusted net income. Cost savings from business consolidations, materials management and other productivity programs, especially in the Engines group, contributed to significantly higher income. The Engines group also had lower engineering expense on certain major programs that were winding down. Government Electronic Systems had favorable contract settlements and Equipment Systems had higher income from commercial aftermarket sales of aircraft landing systems. The benefits from the productivity programs offset the continued contraction of military spending and softness in the commercial aircraft market.

     The U.S. defense budget is expected to continue to decline for a number of years. A number of the Company's military and space programs may be stretched out, curtailed or canceled. However, the Company does not expect that its sales will decline as rapidly as the defense budget because of its strong competitive position on various programs. The Company's ability to successfully retain and compete for such business is highly dependent on its technical excellence, management proficiency, strategic alliances and cost-effective performance.

     The Company believes that the cyclical downturn for the commercial aircraft industry will reach bottom in 1995 and may show a small improvement in 1996. Regional airline traffic grew significantly and new regional aircraft orders were higher in 1994. Aftermarket shipments to the major airlines were slightly lower than last year, in part because the airlines have continued to reduce excess inventories.

     The Company continues to receive significant contracts from the commercial aviation industry, DOD and NASA and earnings are expected to remain strong.

     At December 31, 1994 and 1993 the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,803 and $1,861 million, respectively. Total backlog, including commercial contracts, at year-end 1994 and 1993 was $4,730 and $4,773 million, respectively. The Company anticipates that approximately $2,681 million of the total 1994 backlog will be filled during 1995.

                                                     ADJUSTED
AUTOMOTIVE         NET SALES       NET INCOME      NET INCOME
- -------------------------------------------------------------
1994                 $ 4,922           $  223          $  223
1993                   4,506              226             184
- -------------------------------------------------------------
Increase/(Decrease)  $   416           $   (3)         $   39
- -------------------------------------------------------------

     Automotive's sales were up 9% compared with 1993. Demand was substantially higher for braking systems, turbochargers and safety restraints. Strong original equipment (OE) markets and new product introductions increased sales for North American and European brakes and air bags. Sales of anti-lock braking systems
(ABS) increased in 1994, reflecting new business with Ford and Chrysler Corporation due in part to the introduction of the Company's advanced traction control system. Hybrid inflator technology spurred significantly higher sales of air bag systems. Strong diesel truck sales in North America and greater demand for diesel-powered cars in Europe led to significantly higher turbocharger sales. Turbocharger plants operated at capacity to satisfy the heavy demand. North American truck brake systems, which benefited from strong OE medium and heavy truck demand, had increased sales. Sales of European truck brake systems are no longer consolidated, following the 1993 venture with Knorr-Bremse.

     Automotive's adjusted net income increased by 21%, reflecting higher sales for turbochargers, braking systems, truck brakes and air bags. OE sales were very strong in the North American market, and European businesses strengthened due to the economic turnaround occurring mainly in France and Spain. Income growth was limited by temporary capacity constraints in the turbocharger business. The Company will be expanding a number of turbocharger facilities in 1995 to meet the customer demand. Productivity improvements, plant rationalization and materials management throughout the segment also contributed to the significantly higher earnings.

     Sales in 1995 are expected to be moderately higher due to a modest rise in North American OE sales volume, a stronger European economy, continued strength for turbochargers, air bags and ABS, acquisitions and a somewhat improved worldwide aftermarket volume.

                                                          ADJUSTED
ENGINEERED MATERIALS    NET SALES       NET INCOME      NET INCOME
- ------------------------------------------------------------------
1994                      $ 3,272           $  331          $  331
1993                        2,791              269             272
- ------------------------------------------------------------------
Increase                  $   481           $   62          $   59
- ------------------------------------------------------------------

     Engineered Materials' sales increased 17% because of strong automotive, housing, industrial and electronics markets. Higher sales volumes of industrial and carpet fibers also reflect shipments from the new polyester facility in France and the acquisition of a carpet nylon business in Europe. Laminates grew significantly through continued globalization and market share gains. Fluorine products had improved sales of environmentally-safer CFC substitutes as additional capacity was added during the year and as a result of recent acquisitions. Environmental catalysts had strong sales to the OE automotive

[GRAPHIC REPRESENTATION of Income* (dollars in millions), expressed numerically below.]

                                                            1992    1993    1994
                                                            ----    ----    ----

                                                             535     656     759

- ------------

* Before cumulative effect of changes in accounting principles. Baseline is $400 million.

[GRAPHIC REPRESENTATION of Earnings Per Share* (dollars per share), expressed numerically below.]

                                                           1992     1993    1994
                                                           -----    ----    ----

                                                            1.90     2.31    2.68

- ------------

*   Before cumulative effect  of changes in  accounting principles.

industry. Plastics had higher sales to the automotive, packaging and distributor markets. Amorphous metals expanded sales to the article surveillance and transformer markets.

     Adjusted net income for Engineered Materials was up by 22%, reflecting higher sales volumes for all businesses as well as operating efficiencies. The laminate systems business had strong earnings on substantially higher sales. Fluorine products had higher income reflecting increased CFC substitute capacity and cost reductions, although pricing pressures limited gains. The amorphous metals, performance chemicals and uranium hexafluoride businesses had increased income on higher sales. Carpet and industrial fibers had substantially higher earnings on increased sales volumes and prices, but these gains were mostly offset by higher raw material costs and by start-up costs at the Longlaville facility. Higher profit contributions were also realized from Engineered Materials' joint ventures -- Paxon high-density polyethylene (Paxon) and UOP process technology (UOP).

REGARDING ENVIRONMENTAL MATTERS, the Company is subject to various federal, state and local requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, the Company is a party to lawsuits and claims and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. The Company continually conducts studies, individually at Company-owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is the Company's policy to record appropriate liabilities for such matters when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action.

     Remedial response and voluntary cleanup expenditures were $66 and $65 million in 1994 and 1993, respectively, and are currently estimated to increase to approximately $85 million in 1995. While annual expenditures have generally increased from year to year, and may continue to increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

     During 1994 the Company charged $37 million against pretax income for remedial response and voluntary cleanup costs. At December 31, 1994 the recorded liability for environmental matters was $494 million. In addition, the Company incurred operating costs for ongoing businesses of approximately $80 million and capital expenditures of $43 million relating to compliance with environmental regulations.

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

     See  Note 20 of Notes  to  Financial  Statements  for a  discussion  of the
Company's   commitments   and   contingencies,   including   those   related  to
environmental matters.

REGARDING FINANCIAL INSTRUMENTS, the Company, with operating and financing activities in 40 countries and sales throughout the world, is exposed to fluctuations in interest rates and foreign currency exchange rates. The Company manages exposure to changes in interest rates through its regular borrowing and investing decisions and, when deemed appropriate, through the use of interest rate swap agreements. The objective of such risk management activity is to minimize the cost of the Company's debt financing over an extended period of time. The Company manages exposure to foreign currency exchange rates for transactional items by matching and offsetting assets and liabilities and thereafter through financial hedge contracts with third parties. The Company does not use financial instruments for trading or other speculative purposes. See Note 16 of Notes to Financial Statements for further information on financial instruments.

INFLATION has not been a significant factor for the Company in a number of years. Cost increases for labor and material have generally been low, and any impact has been offset by productivity enhancement programs, including materials management.

FINANCIAL CONDITION. Cash flow from operating activities exceeded $1 billion for the third consecutive year, allowing the Company to continue to invest heavily in its growth initiatives -- particularly acquisitions and increases in capacity. Additional working capital investment required to support the Company's sales growth during 1994 impacted further cash flow improvements. High levels of operating cash flow, together with major debt repayments and increases in retained earnings have resulted in a significant improvement in the Company's financial position in recent years.

[GRAPHIC REPRESENTATION of Long-Term Debt as a Percent of Total Capital (percent), expressed numerically below.]

                                                            1992    1993    1994
                                                            ----    ----    ----

                                                            40.5    37.9*  30.4*

- ------------

* Includes impact of cumulative effect of 1993 accounting change.

[GRAPHIC REPRESENTATION of Return on Shareowners' Equity (after-tax percent), expressed numerically below.]

                                                            1992    1993    1994
                                                            ----    ----    ----

                                                            26.4    30.6*  28.9*

- ------------

* Includes impact of cumulative effect of 1993 accounting change.

TOTAL ASSETS at December 31, 1994 were $11,321 million, an increase of $492 million from December 31, 1993. Cash and cash equivalents at year-end 1994 were $508 million, a decrease of $384 million compared with December 31, 1993, mainly reflecting the acquisitions of Lycoming Engine and General Safety. Cash flows from operating activities decreased by $137 million because of higher accounts receivable reflecting the Company's increased sales level. The current ratio at year-end 1994 was 1.4x, compared with 1.3x last year. The Company's working capital turnover improved to 5.5x at December 31, 1994 from 4.8x a year earlier.

THE MAXIMUM AMOUNT OF BORROWING available under the Company's revolving credit agreements (Credit Agreements) was $900 million. The Credit Agreements support the issuance of commercial paper as well as outstanding floating rate Employee Stock Ownership Plan (ESOP) notes. There was no commercial paper outstanding at year-end 1994 and $164 million at the end of 1993. Commercial paper borrowing reached a high of $516 million during 1994. Outstanding ESOP notes, at favorable floating interest rates, totaled $217 million at December 31, 1994 and $259 million at December 31, 1993.

TOTAL DEBT at year-end 1994 was $1,687 million, a decrease of $273 million, primarily as a result of paying down commercial paper and a redemption of a deutsche mark bond issue. Long-term debt was reduced by $178 million. The Company's total debt as a percent of capital was 34.1% at December 31, 1994, down from 42.7% at year-end 1993. The long-term debt to capital ratio was 30.4% at year-end 1994, down from 37.9% at year-end 1993. See Note 14 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreements.

THE COMPANY REPURCHASED 2.9 MILLION SHARES OF COMMON STOCK for $103 million in 1994. Common stock was repurchased in 1994 to meet expected requirements for shares issued under employee benefit plans and a shareowner dividend reinvestment plan. At year-end, the Company had 75.1 million shares of common stock held in treasury carried at $1,505 million. As of year-end 1994, the Company was authorized to repurchase 13.6 million shares of common stock.

CAPITAL EXPENDITURES during 1994 were $639 million, a decrease of $79 million from the $718 million spent in 1993. Spending by the segments and Corporate since 1992 is shown in Note 26 of Notes to Financial Statements. The Company's total capital expenditures in 1995 are currently projected at about $700 million. These expenditures are expected to be financed by internally generated funds. Approximately 65% of the projected 1995 expenditures are planned for expansion and cost reduction, 25% for replacement and maintenance and 10% for environmental projects.

1993 COMPARED WITH 1992

IN 1993 THE COMPANY INITIATED A NUMBER OF NEW PROGRAMS AND FURTHERED THOSE BEGUN IN 1991 AND 1992. A number of growth businesses were enhanced through internal product development, strategic acquisitions, joint ventures and major capital investments. The Company is overhauling its basic processes to increase market penetration and forming commodity purchasing teams and working with its customers and suppliers to raise product quality and reduce production costs.

THE COMPANY STRENGTHENED A NUMBER OF MAJOR BUSINESSES IN 1993:

  * To become a more broad-based avionics supplier, the Company acquired Sundstrand Data Control for $195 million. The acquired business manufactures a variety of avionics products for data management, ground hazard avoidance, general aviation communications, navigation and instrumentation. The Company also acquired the aircraft wheel and brake repair and overhaul operations of Air Treads, Inc.

  * To strengthen the Company's position in air brake controls and related products for the truck industry, the Company and Knorr-Bremse formed two ventures -- one in North America and one in Europe. The Company owns 65% of the North American operation and 35% of the European operations. The Company also acquired Filtram S.A., a manufacturer and distributor of its Fram filter products in Mexico.

  * In the fibers business, the Company, as the majority shareowner, and Akzo NV of Arnhem, the Netherlands formed a new company to manufacture and market commercial carpet fibers in Europe. The Company also started up its $200 million industrial polyester fiber plant in Longlaville, France.

  * The Company expanded its fluorocarbon business through the acquisition of the U.S. sterilant gas business of Praxair Inc. and by more than doubling, from 20 to 50 million pounds per year, the Company's hydrofluorocarbons (HCFC)-141b capacity at its El Segundo, California facility. HCFC-141b is a new blowing agent used in a variety of commercial and residential rigid-insulating foam applications.

THE COMPANY ADOPTED, EFFECTIVE JANUARY 1, 1993, AN ACCOUNTING CHANGE RELATED TO POSTEMPLOYMENT BENEFITS. The Financial Accounting Standards Board (FASB) issued Statement No. 112 -- Employers' Accounting for Postemployment Benefits (FASB No.
112) which requires the accrual of cost over an employee's service life. The 1993 impact of FASB No. 112 was an after-tax provision of $11 million, or $0.04 a share. As part of the adoption, the Company also recorded catch-up after-tax charges totaling $245 million, or $0.86 a share. This one-time charge reduced the Company's shareowners' equity by 11%.

RESULTS OF OPERATIONS. The Company's earnings grew to record levels in 1993 benefiting from productivity actions and only a slowly recovering U.S. economy which more than offset the impact of a depressed aerospace industry and a recession in Europe.

NET SALES in 1993 were $11,827 million, down 2% from last year. Of the $215 million decrease, $206 million was the effect of the stronger dollar on Automotive and $81 million was because of reduced sales volumes reflecting the recession in Europe and weakness in the aerospace industry, offset in part by $72 million of price increases.

COST OF GOODS SOLD, as a percent of sales, decreased from 82.4% in 1992 to 80.8% in 1993. The improvement was the result of productivity gains, including cycle-time reductions and materials management initiatives throughout the Company. Productivity grew by 5.8% over last year.

NONRECURRING ITEMS consist of a net gain of $16 million from the formation of the Knorr-Bremse venture offset mainly by the cost of several unusual items. See
Note 3 of Notes to Financial Statements for additional information.

INCOME FROM OPERATIONS of $954 million in 1993 improved by $539 million. Excluding the nonrecurring items in 1993 and the current year's impact of adopting FASB No. 112 as well as charges for streamlining and restructuring in 1992 (special provisions), income from operations improved by $173 million, or 22%, reflecting significant earnings gains despite a generally slow world economy. After excluding the special provisions, Aerospace's income increased 4% and Automotive's and Engineered Materials' income both increased 32%. Profit margins, adjusted to exclude nonrecurring items in 1993 and streamlining and restructuring charges in 1992, increased from 6.5% in 1992 to 7.9% mainly as a result of improved productivity throughout the Company. See the discussion of net income below for information by segment.

EQUITY IN INCOME OF AFFILIATED COMPANIES of $122 million increased by $19 million, or 18%, reflecting higher earnings for UOP. Paxon, however, had lower income as industry overcapacity depressed prices.

EARNINGS FROM UNION TEXAS INVESTMENT reflects the disposition of the Company's common stock holdings in 1992 as discussed in Note 22 of Notes to Financial Statements.

OTHER INCOME (EXPENSE), a $9 million loss, compares with a gain of $9 million in 1992 reflecting increased foreign exchange losses in Europe and Brazil partly offset by higher interest income from investments in short-term securities.

INTEREST AND OTHER FINANCIAL CHARGES of $157 million decreased $63 million, or 29%, from last year because of a lower average level of total debt outstanding reflecting in part the redemption of three debt issues and lower interest rates.

THE EFFECTIVE TAX RATE in 1993 was 27.9% compared with 23.8% in 1992. Excluding the impact in 1992 of streamlining and restructuring charges and the gain relating to Union Texas Petroleum Holdings, Inc. (Union Texas), the effective tax rate for 1992 was 24.1%. The 3.8 percentage point increase was due to a higher level of earnings taxed at the new higher U.S. tax rate and the absence of preferentially taxed Union Texas dividends. A partial offset resulted from an adjustment to deferred tax balances because of the 1993 tax rate change. Net income for 1993 benefited by about $0.02 a share from the net effect of the 1993 tax law changes. See Note 7 of Notes to Financial Statements for further information.

INCOME BEFORE THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES of $656 million, or $2.31 a share, in 1993 increased $121 million, or $0.41 a share, compared with $535 million, or $1.90 a share, last year.

NET INCOME (LOSS) in 1993 was income of $411 million, or $1.45 a share. In 1992 the Company reported a loss of $712 million, or $2.52 a share. However, both periods were affected by the cumulative effects of adopting accounting changes as well as unusual items. The 1993 results included the current year's charge for adopting FASB No. 112, a net nonrecurring gain and the impact of the U.S. tax increase. Results in 1992 include streamlining and restructuring charges and the gain on the disposition of Union Texas. Excluding these items from both years, the current year's net income was $659 million, or $2.33 a share, which compares with net income of $541 million, or $1.92 a share, in 1992. The higher income was the result of significant increases for Automotive and Engineered Materials.

A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS, before the cumulative impact of accounting changes on net income, follows. Adjusted net income excludes the impact of the 1993 nonrecurring items and the 1992 streamlining and restructuring provision. (Dollars in millions)

                                                     ADJUSTED
AEROSPACE          NET SALES       NET INCOME      NET INCOME
- -------------------------------------------------------------
1993                 $ 4,530           $  224          $  228
1992                   4,937              105             227
- -------------------------------------------------------------
Increase/(Decrease)  $  (407)          $  119          $    1
- -------------------------------------------------------------

     Aerospace sales decreased 8% because of continued significant volume reductions in military, commercial and general aviation markets. Lower production of general aviation aircraft resulted in fewer propulsion engine deliveries. Aftermarket sales were significantly lower in the auxiliary power unit (APU) product line. Mainly because of a reduction in the number of aircraft built, sales of controls and accessories and fluid systems as well as avionics and communications systems were materially lower. Technical service contracts awarded by various government agencies and sales of ocean systems increased moderately. Sales of aircraft landing systems increased slightly and aftermarket sales related to propulsion engines were higher. The acquisition of Sundstrand Data Control in the fourth quarter of 1993 contributed $24 million to sales.

     Overall, the Company's 1993 sales to the DOD, as a prime contractor and subcontractor, declined by 11% compared with 1992 because of reduced defense spending. Sales to the commercial and foreign government markets declined by 9%, while sales to NASA and other U.S. government agencies increased by 6% in 1993. Sales to the DOD accounted for 31% of Aerospace's total sales, a decrease of 1 percentage point compared with 1992.

     Although total sales were lower and 1993 results included an after-tax charge of $5 million reflecting the impact of adopting FASB No. 112, Aerospace's adjusted net income improved slightly compared to last year. Continuing productivity improvements and sales increases in several product lines were the principal offsets. Significant cost savings were realized at every operating business unit. Aerospace Systems and Equipment had substantially higher earnings. Higher aftermarket sales related to aircraft landing systems, propulsion engines and guidance and control systems as well as higher sales of ocean systems and technical services also contributed to the favorable earnings. Earnings were lower for avionics, APUs and communications systems because of lower sales.

     At December 31, 1993 and 1992 the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,861 and $1,712 million, respectively. Total backlog, including commercial contracts, at year-end 1993 and 1992 was $4,773 and $4,859 million, respectively.

                                                     ADJUSTED
AUTOMOTIVE         NET SALES       NET INCOME      NET INCOME
- -------------------------------------------------------------
1993                 $ 4,506           $  226          $  184
1992                   4,499               76             141
- -------------------------------------------------------------
Increase             $     7           $  150          $   43
- -------------------------------------------------------------

     Automotive sales were essentially level with last year despite the negative impact, totaling $206 million, of translating mainly weakened European currencies to the U.S. dollar. Sales of all products in the North American market were higher. OE sales for passenger cars, light trucks and heavy trucks rebounded. Sales of passenger-side air bags were especially strong and sales of seat belts, aftermarket products, turbocharging systems and ABS also improved. Sales by the Company's Brazilian operations improved. OE and aftermarket product sales were materially lower in Europe reflecting the impact of the recession.

     Automotive's adjusted net income increased significantly, reflecting higher sales to the North American OE manufacturers and the aftermarket and strong productivity gains. Rationalization and enhanced productivity programs continued, mainly in Europe, where sales are down materially due to the poor economy. In the North American market, automotive and truck brakes, safety restraints, aftermarket products and turbochargers had substantial earnings growth. Productivity improvements and higher sales volumes substantially reduced prior year losses in Brazil. The 1993 results include an after-tax charge of $3 million reflecting the impact of adopting FASB No. 112.

                                                           ADJUSTED
ENGINEERED MATERIALS     NET SALES       NET INCOME      NET INCOME
- -------------------------------------------------------------------
1993                       $ 2,791           $  269          $  272
1992                         2,601              190             215
- -------------------------------------------------------------------
Increase                   $   190           $   79          $   57
- -------------------------------------------------------------------

     Engineered Materials had a 7% sales increase. Sales of fluorine products, including environmentally-safer substitutes for CFCs, grew substantially, and sales of laminate systems, oximes, performance additives and tar products were materially higher. Sales of carpet and industrial fibers also improved, but sales of intermediate chemicals and environmental catalysts were lower because of weak market conditions.

     Engineered Materials' adjusted net income was significantly higher in 1993 because of strong productivity gains and improved revenues for fluorine products, industrial fibers, performance additives and tar products. Results also improved for UOP. Partially offsetting these gains were higher operating costs for laminate systems, reduced demand for intermediate chemicals and lower earnings for Paxon. The 1993 results include an after-tax charge of $2 million reflecting the impact of adopting FASB No. 112.

REGARDING  ENVIRONMENTAL  MATTERS,   remedial  response  and  voluntary  cleanup
expenditures were $65 and $69 million in 1993 and 1992, respectively.

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

THE MAXIMUM AMOUNT OF BORROWING available under the Company's Credit Agreements was reduced by the Company in July 1993 from $1.11 billion to $900 million reflecting the Company's strong cash position, significantly higher earnings and current credit requirements. The Credit Agreements support the issuance of commercial paper and outstanding floating rate ESOP notes. There was $164 million of commercial paper outstanding at year-end 1993 and $4 million at the end of 1992. Commercial paper borrowing reached a high of $484 million during 1993. Outstanding ESOP notes, at favorable floating interest rates, totaled $259 million at December 31, 1993 and 1992.

TOTAL DEBT at year-end 1993 was $1,960 million, a decrease of $153 million. Long-term debt was reduced by $175 million mainly from the redemption of various debt issues. The Company's total debt as a percent of capital, after the adoption of FASB No. 112, was 42.7% at December 31, 1993, down from 44.7% at year-end 1992. The long-term debt to capital ratio was 37.9% at year-end 1993, down from 40.5% at year-end 1992. In January 1993 Moody's upgraded the Company's long-term debt from A3 to A2 and its commercial paper from P-2 to P-1. This followed a comparable upgrading from Standard & Poor's in December 1992.

THE COMPANY REPURCHASED 6.7 MILLION SHARES OF COMMON STOCK for $220 million in 1993. Common stock was repurchased in 1993 to offset the issuance of shares for employee benefit plans and a shareowner dividend reinvestment plan.

CAPITAL EXPENDITURES during 1993 were $718 million, an increase of $27 million from the $691 million spent in 1992. Spending by the segments and Corporate is shown in Note 26 of Notes to Financial Statements.

CONSOLIDATED STATEMENT OF INCOME
AlliedSignal Inc.

(dollars in millions except per share amounts)
Years ended December 31                                                            1994     1993     1992
- ---------------------------------------------------------------------------------------------------------
Net sales                                                                       $12,817  $11,827  $12,042
- ---------------------------------------------------------------------------------------------------------
Cost of goods sold                                                               10,299    9,551    9,923
Selling, general and administrative expenses                                      1,366    1,338    1,336
Streamlining and restructuring                                                       --       --      368
Nonrecurring items                                                                   --      (16)      --
- ---------------------------------------------------------------------------------------------------------
Total costs and expenses                                                         11,665   10,873   11,627
- ---------------------------------------------------------------------------------------------------------
Income from operations                                                            1,152      954      415
Equity in income of affiliated companies                                            129      122      103
Earnings from Union Texas investment                                                 --       --      395
Other income (expense)                                                              (27)      (9)       9
Interest and other financial charges                                               (143)    (157)    (220)
- ---------------------------------------------------------------------------------------------------------
Income before taxes on income                                                     1,111      910      702
Taxes on income                                                                     352      254      167
- ---------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles                 759      656      535
Cumulative effect of changes in accounting principles:
   Accounting for income taxes                                                       --       --     (148)
   Accounting for postemployment benefits, net of income taxes                       --     (245)      --
   Accounting for postretirement benefits other than pensions,
      net of income taxes                                                            --       --   (1,099)
- ---------------------------------------------------------------------------------------------------------
Net income (loss)                                                               $   759  $   411  $  (712)
- ---------------------------------------------------------------------------------------------------------
Earnings (loss) per share of common stock: (a)
Before cumulative effect of changes in accounting principles                    $  2.68  $  2.31  $  1.90
Cumulative effect of changes in accounting principles:
   Accounting for income taxes                                                       --       --     (.52)
   Accounting for postemployment benefits, net of income taxes                       --     (.86)      --
   Accounting for postretirement benefits other than pensions,
      net of income taxes                                                            --       --    (3.90)
- ---------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                             $  2.68  $  1.45  $ (2.52)
- ---------------------------------------------------------------------------------------------------------

(a) Earnings per share of common stock are based upon the following weighted average number of shares: 1994, 283,446,399 shares; 1993, 283,233,078 shares and 1992, 281,973,006 shares. No dilution results from outstanding common stock equivalents.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(dollars in millions except per share amounts)
Years ended December 31                                                            1994     1993     1992
- ---------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                    $ 1,023  $   747  $ 1,594
Net income (loss)                                                                   759      411     (712)
Other                                                                                11       27        8
Common stock dividends (1994 -- $.6475 per share;
   1993 -- $.58 per share; 1992 -- $.50 per share)                                 (180)    (162)    (143)
- ---------------------------------------------------------------------------------------------------------
Balance at end of year                                                          $ 1,613  $ 1,023  $   747
- ---------------------------------------------------------------------------------------------------------

The 'Notes to Financial Statements' are an integral part of these statements.

CONSOLIDATED BALANCE SHEET
AlliedSignal Inc.

(dollars in millions)
December 31                                                                                 1994     1993
- ---------------------------------------------------------------------------------------------------------
ASSETS
- ---------------------------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                                                $   508  $   892
Accounts and notes receivable                                                              1,697    1,343
Inventories                                                                                1,743    1,745
Other current assets                                                                         637      587
- ---------------------------------------------------------------------------------------------------------
Total current assets                                                                       4,585    4,567

Investments and long-term receivables                                                        475      553
Property, plant and equipment -- net                                                       4,260    4,094
Cost in excess of net assets of acquired companies -- net                                  1,349    1,087
Other assets                                                                                 652      528
- ---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             $11,321  $10,829
- ---------------------------------------------------------------------------------------------------------

LIABILITIES
- ---------------------------------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                                                         $ 1,296  $ 1,207
Short-term borrowings                                                                        133       57
Commercial paper                                                                              --      164
Current maturities of long-term debt                                                         130      137
Accrued liabilities                                                                        1,832    1,924
- ---------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  3,391    3,489

Long-term debt                                                                             1,424    1,602
Deferred income taxes                                                                        406      339
Postretirement benefit obligations other than pensions                                     1,790    1,689
Other liabilities                                                                          1,328    1,320

SHAREOWNERS' EQUITY
- ---------------------------------------------------------------------------------------------------------
Capital -- common stock -- Authorized 500,000,000 shares
       (par value $1 per share); issued: 358,228,742 shares                                  358      358
        -- additional paid-in capital                                                      2,458    2,453
Common stock held in treasury, at cost: 1994 -- 75,096,896 shares;
   1993 -- 74,395,236 shares                                                              (1,505)  (1,437)
Cumulative foreign exchange translation adjustment                                            18       (7)
Unrealized holding gain on equity securities                                                  40       --
Retained earnings                                                                          1,613    1,023
- ---------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                  2,982    2,390
- ---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                $11,321  $10,829
- ---------------------------------------------------------------------------------------------------------

The 'Notes to Financial Statements' are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
AlliedSignal Inc.

(dollars in millions)
Years ended December 31                                                              1994    1993    1992
- ---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
- ---------------------------------------------------------------------------------------------------------
Net income (loss)                                                                  $  759  $  411  $ (712)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
   Cumulative effect of change in accounting for:
      Income taxes                                                                     --      --     148
      Postemployment benefits                                                          --     245      --
      Postretirement benefits other than pensions                                      --      --   1,099
   Nonrecurring items                                                                  --     (59)     --
   Gain on disposition of Union Texas                                                  --      --    (357)
   Streamlining and restructuring                                                    (180)   (217)    133
   Depreciation and amortization (includes goodwill)                                  560     547     529
   Undistributed earnings of equity affiliates (includes Union Texas in 1992)         (10)    (34)    (47)
   Deferred taxes                                                                     180     110      83
   Decrease (increase) in accounts and notes receivable                              (195)     91    (104)
   Decrease in inventories                                                            134     123     130
   Decrease (increase) in other current assets                                        (65)     14      31
   Increase in accounts payable                                                       113      20     157
   Increase (decrease) in accrued liabilities                                         (56)    151     167
   Other                                                                             (197)   (222)   (188)
- ---------------------------------------------------------------------------------------------------------
Net cash flow provided by operating activities                                      1,043   1,180   1,069

CASH FLOWS FROM INVESTING ACTIVITIES
- ---------------------------------------------------------------------------------------------------------
Expenditures for property, plant and equipment                                       (639)   (718)   (691)
Proceeds from disposals of property, plant and equipment                               54      37      42
Decrease in investments and long-term receivables                                      32      48      59
(Increase) in other investments                                                        (8)    (31)    (18)
Cash paid for acquisitions                                                           (531)   (244)   (113)
Proceeds from sales of investments and businesses                                     130     129   1,044
Decrease (increase) in marketable securities                                           90     (40)    (50)
- ---------------------------------------------------------------------------------------------------------
Net cash flow provided by (used for) investing activities                            (872)   (819)    273

CASH FLOWS FROM FINANCING ACTIVITIES
- ---------------------------------------------------------------------------------------------------------
Net increase (decrease) in commercial paper                                          (164)    160    (259)
Net increase (decrease) in short-term borrowings                                       64     (88)   (307)
Proceeds from issuance of common stock                                                 43     143     244
Proceeds from issuance of long-term debt                                                7     131     121
Repurchases of long-term debt (including current maturities)                         (215)   (355)   (163)
Repurchases of common stock                                                          (103)   (229)   (142)
Cash dividends on common stock                                                       (180)   (162)   (143)
Redemption of common stock purchase rights                                             (7)     --      --
- ---------------------------------------------------------------------------------------------------------
Net cash flow (used for) financing activities                                        (555)   (400)   (649)
- ---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 (384)    (39)    693
Cash and cash equivalents at beginning of year                                        892     931     238
- ---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $  508  $  892  $  931
- ---------------------------------------------------------------------------------------------------------

The 'Notes to Financial Statements' are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
AlliedSignal Inc.
(dollars in millions except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of AlliedSignal Inc. and majority-owned subsidiaries.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) method for certain qualifying domestic inventories and the first-in, first-out (FIFO) or the average cost method for other inventories.

INVESTMENTS AND LONG-TERM RECEIVABLES are carried at market value if readily determinable or cost in 1994; prior to 1994, investments and long-term receivables were carried at the lower of cost or market. Investments in affiliates over which significant influence is exercised are accounted for using the equity method of accounting.

PROPERTY, PLANT AND EQUIPMENT are carried at cost and are generally depreciated using estimated service lives, which range from 3 to 40 years. For the financial statements, depreciation is computed principally on the straight-line method.

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES is being amortized on a straight-line basis over various periods ranging from 20 to 40 years. The cumulative amount of goodwill amortized at December 31, 1994 and December 31, 1993 is $358 and $315 million, respectively.

POSTEMPLOYMENT BENEFITS for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of Financial Accounting
Standards Board (FASB) Statement No. 112 -- 'Employers' Accounting for Postemployment Benefits' (FASB No. 112), effective January 1, 1993. FASB No. 112 requires the Company to accrue the cost of certain benefits, including severance, workers' compensation and health care coverage, over an employee's service life. A one-time charge for the adoption of FASB No. 112 of $396 million (after-tax $245 million, or $0.86 a share) was recognized as the cumulative effect of a change in accounting principle in 1993. The 1993 ongoing expense was $18 million (after-tax $11 million, or $0.04 a share). The Company uses the services of an enrolled actuary to calculate postemployment costs. The Company previously expensed the cost of such benefits on a pay-as-you-go basis or recognized the impact at the time of a specific event.

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

ENVIRONMENTAL expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 1994 and 1993 were $78 and $416 million and $66 and $414 million, respectively.

INTEREST RATE AND FOREIGN CURRENCY FORWARD, OPTION AND SWAP AGREEMENTS are accounted for as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated as a hedge of such items. Agreements not qualifying for hedge accounting are reflected at fair value.
* Changes in the amount to be received or paid under interest rate swap agreements are recognized in Interest and Other Financial Charges.
* Changes in the fair value of foreign currency agreements are recognized in Other Income (Expense) or Cumulative Foreign Exchange Translation Adjustment, as appropriate.

INCOME TAXES are based on the asset and liability approach embodied in FASB Statement No. 109 -- 'Accounting for Income Taxes' (FASB No. 109), effective January 1, 1992. Under FASB No. 109, deferred tax liabilities or assets reflect the impact of temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are subsequently adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely. Deferred income taxes have not been provided on approximately $177 million of undistributed earnings of foreign affiliated companies which are considered to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.

NOTE 2. ACQUISITIONS

In 1994 the Company acquired the Lycoming Turbine Engine Division of Textron Inc. (Lycoming Engine) for $375 million in cash and the assumption of certain liabilities. The business had 1994 sales of $550 million. Lycoming Engine manufactures turbofan engines for regional airlines, helicopter engines for commercial, military and utility aircraft, military tank engines and marine propulsion engines. The Company also made a number of smaller acquisitions in 1994.
   In 1993 the Company acquired the data control business of Sundstrand Corporation (Data Controls) for $195 million in cash. The business had sales of $194 million in 1992. Data Controls manufactures a wide range of avionics such as ground proximity warning systems, reactive windshear detection systems, flight data and voice recorders, general aviation in-flight phone systems and aircraft condition monitoring systems. The Company also made a number of smaller acquisitions in 1993.

NOTE 3. NONRECURRING ITEMS

The 1993 nonrecurring items consist of a gain of $89 million (after-tax $50 million, or $0.17 a share) from the formation of an alliance of the Company's air-brake control and related product operations for heavy trucks with those of Knorr-Bremse AG, partly offset by a provision totaling $73 million (after-tax $49 million, or $0.17 a share) covering transaction and other costs, including formation costs relating to Knorr-Bremse and other business ventures as well as the cost of several legal actions.

NOTE 4. STREAMLINING AND RESTRUCTURING

The 1992 provision reflects a pretax charge of $368 million (after-tax $227 million, or $0.80 a share) covering programs to improve the Company's overall productivity. These programs include the consolidation of facilities ($187 million), further streamlining of operations and administration ($103 million) and the cost of product modifications to improve customer satisfaction ($78 million). The various programs include the elimination of about 900 hourly and salaried employees. The actions contemplated in the 1992 provision have been essentially completed.

NOTE 5. OTHER INCOME (EXPENSE)

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
Interest income and other                 $  29  $  41  $  24
Minority interests                          (30)    (7)    (8)
Foreign exchange (loss) (1)                 (26)   (43)    (7)
- -------------------------------------------------------------
                                          $ (27) $  (9) $   9
- -------------------------------------------------------------

(1) Includes the amortization of premiums for foreign currency forward exchange contracts of $(12), $(38) and $(28) million, in each of the respective years. In part, the contracts, in conjunction with domestic borrowings, were utilized to finance certain foreign operations and contributed to lower expense on the 'Interest and Other Financial Charges' line.

NOTE 6. INTEREST AND OTHER FINANCIAL CHARGES

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
Total interest and other financial
   charges                                $ 166  $ 186  $ 247
Less -- Capitalized interest                (23)   (29)   (27)
- -------------------------------------------------------------
                                          $ 143  $ 157  $ 220
- -------------------------------------------------------------

NOTE 7. TAXES ON INCOME
INCOME BEFORE TAXES ON INCOME

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
United States                            $  973  $ 799  $ 634
Foreign                                     138    111     68
- -------------------------------------------------------------
                                         $1,111  $ 910  $ 702
- -------------------------------------------------------------

TAXES ON INCOME

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
United States                             $ 297  $ 244  $ 160
Foreign                                      55     10      7
- -------------------------------------------------------------
                                          $ 352  $ 254  $ 167
- -------------------------------------------------------------

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
Taxes on income consist of:
Current:
   United States                          $  98  $  95  $  55
   State                                     34     25     15
   Foreign                                   40     24     14
- -------------------------------------------------------------
                                            172    144     84
- -------------------------------------------------------------
Deferred:
   United States                            129     99     92
   State                                     36     25     (2)
   Foreign                                   15    (14)    (7)
- -------------------------------------------------------------
                                            180    110     83
- -------------------------------------------------------------
                                          $ 352  $ 254  $ 167
- -------------------------------------------------------------

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
The principal items accounting for the
   difference in taxes on income
   computed at the U.S. statutory rate
   and as recorded on an overall
   basis are as follows:
Statutory U.S. federal income tax rate     35.0%  35.0%  34.0%
Taxes on foreign earnings
   (under) U.S. tax rate                    (.6)  (2.4)  (3.6)
Asset basis differences                    (3.3)  (1.7)    --
Nondeductible amortization                  1.0    1.2    1.5
State income taxes                          3.9    3.3     .4
Tax benefits of Foreign Sales
   Corporation                             (1.4)  (1.9)  (2.9)
Dividends received deduction                (.1)   (.2)  (1.5)
ESOP dividend tax benefit                   (.9)   (.9)  (1.1)
Impact of rate change on beginning-
   of-the-year deferred tax balances         --   (1.5)    --
All other items -- net                     (1.9)  (3.0)  (3.0)
- -------------------------------------------------------------
                                           31.7%  27.9%  23.8%
- -------------------------------------------------------------

DEFERRED INCOME TAXES

December 31                                       1994   1993
- -------------------------------------------------------------
Included in the following balance sheet
   accounts:
Other current assets                             $ 483  $ 468
Other assets                                       124    104
Deferred income taxes                             (406)  (339)
- -------------------------------------------------------------
                                                 $ 201  $ 233
- -------------------------------------------------------------

DEFERRED TAX ASSETS/(LIABILITIES)

December 31                                       1994   1993
- -------------------------------------------------------------
The temporary differences and carryforwards
   which give rise to deferred tax assets and
   liabilities are as follows:
Property, plant and equipment basis differences  $(793) $(742)
Postretirement benefits other than pensions        741    716
Postemployment benefits                            106    158
Investment and other asset basis differences      (515)  (465)
Streamlining, restructuring and other
   nonrecurring items                              265    290
Other accrued items                                423    334
Other tax credits                                   31     41
Alternative minimum tax credit                      12     60
Foreign net operating losses                       181    118
U.S. capital loss                                   22     43
All other items -- net                            (199)  (239)
- -------------------------------------------------------------
                                                   274    314
Valuation allowance                                (73)   (81)
- -------------------------------------------------------------
                                                 $ 201  $ 233
- -------------------------------------------------------------

Other tax credits relate primarily to U.S. general business tax credits which are available to reduce income tax payments through the year 2008. The alternative minimum tax credit is available to reduce regular income tax payments for an indefinite period of time. The foreign net operating losses relate to several countries. Such losses are available to reduce income tax payments in the future, subject to varying expiration rules. The U.S. capital loss is available to offset income tax payments on capital gains through 1997.

NOTE 8. ACCOUNTS AND NOTES RECEIVABLE

December 31                                      1994    1993
- -------------------------------------------------------------
Trade                                          $1,526  $1,245
Other                                             204     126
- -------------------------------------------------------------
                                                1,730   1,371
Less -- Allowance for doubtful accounts and
   refunds                                        (33)    (28)
- -------------------------------------------------------------
                                               $1,697  $1,343
- -------------------------------------------------------------

The Company is a party to agreements under which it can sell undivided interests in designated pools of trade accounts receivable up to $500 million (average outstanding was $500 and $492 million during 1994 and 1993, respectively). New receivables are sold under the agreements as previously sold receivables are collected. During 1994, this represented an average collection period of 47 days or a replacement of receivables of approximately eight times. At both December 31, 1994 and 1993, customer accounts receivable on the Consolidated Balance Sheet have been reduced by $500 million, reflecting such sales. The Company acts as an agent for the purchasers in the collection and administration of the receivables.

NOTE 9. INVENTORIES

December 31                                      1994    1993
- -------------------------------------------------------------
Raw materials                                  $  488  $  504
Work in process                                   706     635
Finished products                                 766     824
Supplies and containers                            70      51
- -------------------------------------------------------------
                                                2,030   2,014
Less --
Progress payments                                (160)   (154)
Reduction to LIFO cost basis                     (127)   (115)
- -------------------------------------------------------------
                                               $1,743  $1,745
- -------------------------------------------------------------

Inventories valued at  LIFO amounted to  $267 million at  December 31, 1994  and
$316   million  at  December  31,  1993,  which  amounts  were  below  estimated replacement cost by $127 and $115 million, respectively.

NOTE 10. OTHER CURRENT ASSETS

December 31                                       1994   1993
- -------------------------------------------------------------
Current - deferred taxes                         $ 483  $ 468
Other                                              154    119
- -------------------------------------------------------------
                                                 $ 637  $ 587
- -------------------------------------------------------------

NOTE 11. INVESTMENTS AND LONG-TERM RECEIVABLES

December 31                                      1994    1993
- -------------------------------------------------------------
Affiliates (1)                                  $ 416   $ 395
Marketable securities                              --      90
Long-term receivables                              59      68
- -------------------------------------------------------------
                                                $ 475   $ 553
- -------------------------------------------------------------

(1) Includes in 1994 an unrealized holding gain of $66 million on equity securities in accordance with FASB No. 115. The cost basis of the equity securities was $44 million at December 31, 1994.

The Company has a 50% partnership interest in two significant joint ventures accounted for under the equity method, UOP and Paxon Polymer Company (Paxon). The UOP joint venture is in the process technology and catalyst business, while the Paxon joint venture manufactures and sells high-density polyethylene resins. The Company's share of the equity of the joint ventures exceeds its carrying value for these investments by $84 million, which is being amortized over the remaining useful lives of the related assets.
   Combined selected financial data for these two entities are summarized as follows:

Years ended December 31                    1994       1993       1992
- ---------------------------------------------------------------------
Net sales                             $   1,251  $   1,238  $   1,225
Income from operations                      165        151        142
Income before cumulative effect
   of changes in accounting
   principles (1)                           147        149        149
Net income (1) (2)                          132         90        149
- ---------------------------------------------------------------------

December 31                                      1994    1993
- -------------------------------------------------------------
Current assets                                 $  854  $  819
Total assets                                    1,523   1,505
Current liabilities                               304     224
Noncurrent liabilities                            351     350
Equity                                            868     931
- -------------------------------------------------------------

(1) No U.S. taxes have been provided by the entities on partnership income, as the individual partners are responsible for their proportionate share of U.S. taxes payable.
(2) Reflects in 1994 the adoption of FASB No. 106 ($15 million) and in 1993 the adoptions of FASB No. 106 ($37 million) and FASB No. 112 ($22 million).

NOTE 12. PROPERTY, PLANT & EQUIPMENT

December 31                                      1994    1993
- -------------------------------------------------------------
Land and land improvements                     $  333  $  321
Machinery and equipment                         5,862   5,296
Buildings                                       1,371   1,241
Office furniture and equipment                    702     634
Transportation equipment                          145     145
Construction in progress                          379     531
- -------------------------------------------------------------
                                                8,792   8,168
Less -- Accumulated depreciation and
   amortization                                (4,532) (4,074)
- -------------------------------------------------------------
                                               $4,260  $4,094
- -------------------------------------------------------------

NOTE 13. ACCRUED LIABILITIES

December 31                                      1994    1993
- -------------------------------------------------------------
Customer advance payments/deposits             $  235  $  244
Insurance                                         132     163
Postemployment benefits                            99     166
Retiree medical benefits                          128     125
Wages                                             304     296
Other                                             934     930
- -------------------------------------------------------------
                                               $1,832  $1,924
- -------------------------------------------------------------

NOTE 14. LONG-TERM DEBT AND CREDIT AGREEMENTS

December 31                                      1994    1993
- -------------------------------------------------------------
Employee stock ownership plan refunding
   notes, 6.957% and 7.19%, due 1995 - 1997    $  120  $  200
Employee stock ownership plan floating rate
   notes, 2.876% - 5.32%, due 1995 - 1999         212     218
9 7/8% debentures due June 1, 2002                250     250
9.20% debentures due February 15, 2003            100     100
Medium term notes, 8.28% - 9.28%, due
   1995 - 2001                                    129     153
Zero coupon bonds and money multiplier notes,
   12.95% - 13.518%, due 1995 - 2009              278     257
9 1/2% debentures due June 1, 2016                100     100
Industrial development bond obligations,
   2.68% - 6.75%, maturing at various dates
   through 2026                                   105     112
Other (including capitalized leases), 2.0% -
   14.75%, maturing at various dates through
   2016                                           131     214
- -------------------------------------------------------------
                                                1,425   1,604
Less -- Unamortized discount                       (1)     (2)
- -------------------------------------------------------------
                                               $1,424  $1,602
- -------------------------------------------------------------

The schedule of principal payments on long-term debt is as follows:

                                                      LONG-TERM
                                                         DEBT
At December 31, 1994                                      (1)
- -------------------------------------------------------------
1995                                                   $  130
1996                                                      179
1997                                                      121
1998                                                      205
1999                                                      161
Thereafter                                                758
- -------------------------------------------------------------
                                                        1,554
Less -- Current portion                                  (130)
- -------------------------------------------------------------
                                                       $1,424
- -------------------------------------------------------------

(1) Amounts are net of repurchases.

   The Company has two credit agreements with a group of 21 banks (3 Year and 364 Day Credit Agreements) with commitments aggregating $900 million. The funds available under the Credit Agreements may be used for any corporate purpose. Loans under the $450 million 3 Year Credit Agreement are required to be repaid no later than July 7, 1997. Annually, the Company may request that the maturity of the 3 Year Credit Agreement be extended by another year. The Company intends to request an extension of the agreement in 1995. The banks' commitments to lend under the $450 million 364 Day Credit Agreement terminate on July 3, 1995 and any loans then outstanding will be converted to term loans maturing on July 3, 1996. The Company intends to renegotiate this agreement in 1995. The Company has agreed to pay facility fees of 0.10% per annum and 0.08% per annum on the aggregate commitments for 3 Year and 364 Day Credit Agreements, respectively, subject to increase or decrease in the event of changes in the Company's long-term debt ratings. The Credit Agreements do not restrict the Company's ability to pay dividends or require the Company to maintain a specific net worth. However, they do contain other customary conditions and events of default, the failure to comply with, or occurrence of, which would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under either Credit Agreement. Such conditions include the absence of any material adverse change in the ability of the Company to pay its indebtedness when due, and such events of default include (a) non-payment of Credit Agreement debt and interest thereon, (b) non-compliance with the terms of the covenants, (c) cross-default with other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the Credit Agreements if any person or group acquires beneficial ownership of 30% or more of the Company's voting stock or during any 12-month period individuals who were directors of the Company at the beginning of the period cease to constitute a majority of the board of directors.
   Interest on borrowings under the Credit Agreements would be determined, at the Company's option, by (a) an auction bidding procedure; (b) the highest of the average floating base rate of two reference banks, 0.5% above the average CD rate, or 0.5% above the Federal funds rate; or (c) a spread (equal to 21.25 and 23.25 basis points for the 3 Year and 364 Day Credit Agreements, respectively, and if either Credit Agreement is drawn down in excess of 50% of its total amount, 27.5 and 29.5 basis points for the 3 Year and 364 Day Credit Agreements, respectively) over the average LIBOR or CD rate of three reference banks. The spreads over the LIBOR or CD rates are subject to increase or decrease if the Company's long-term debt ratings change. The Company had no balance outstanding under the Credit Agreements at December 31, 1994. The Credit Agreements have served as support for the issuance of commercial paper and certain notes issued under the Company's Employee Stock Ownership Plan funding program. At December 31, 1994, the Company had outstanding $217 million of notes supported by the Credit Agreements.

NOTE 15. LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

                                                           LEASE
At December 31, 1994                                    PAYMENTS
- ----------------------------------------------------------------
1995                                                        $ 92
1996                                                          63
1997                                                          46
1998                                                          37
1999                                                          29
Thereafter                                                   193
- ----------------------------------------------------------------
Total                                                       $460
- ----------------------------------------------------------------

   Rent expense of $135, $128 and $131 million was included in costs and expenses for 1994, 1993 and 1992, respectively.

NOTE 16. FINANCIAL INSTRUMENTS

The Company, as a result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates, which may adversely affect its results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in interest rates and foreign currency exchange rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments utilized include forward, option and swap agreements. The Company does not use financial instruments for trading or other speculative purposes. The Company had no leveraged financial instruments at December 31, 1994.
   At December 31, 1994 and 1993, the Company held interest rate swap agreements maturing through 1999. At December 31, 1994, interest rate swap agreements effectively changed $82 million of London Interbank Offer Rate (LIBOR) based floating rate debt (average 5.21%) to fixed rate debt (average 7.12%) thereby reducing the potential impact of increasing short-term interest rates on the Company's results of operations. At December 31, 1993, interest rate swap agreements effectively changed $373 million of fixed rate debt (average 9.66%) to LIBOR based floating rate debt (average 5.3%), $82 million of LIBOR based floating rate debt (average 3.11%) to fixed rate debt (average 7.24%) and a $41 million fixed rate obligation (7.5%) to a LIBOR floating rate obligation (3.5%).
   The Company's exposure to changes in foreign currency exchange rates arises from inter-company loans utilized to finance foreign subsidiaries, receivables, payables and firm commitments arising from international transactions. The Company attempts to have all such transaction exposures hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through derivative financial instruments with third parties (i.e., forward or option agreements). The Company currently also uses derivative financial instruments to hedge the Company's exposure to changes in foreign currency exchange rates for the translated U.S. dollar value of the net income of a number of foreign subsidiaries. The Company's principal foreign currency exposures relate to the French franc, the German deutsche mark, the British pound and the U.S. dollar. At December 31, 1994 and 1993, the Company held or had written foreign currency forward and option agreements, maturing through 1997. The Company uses some of these agreements to reduce exposures to changes in foreign currency exchange rates and to reduce the risk that such changes would adversely affect its results of operations or financial condition. In addition, some of these instruments are hedges of firmly committed transactions and forecasted transactions that will or are expected to occur through 1995.
   The Company's financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk through specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The Company believes that the credit risks, in part because of the above practices and procedures, are not significant. At December 31, 1994 the net market risk exposures from financial instruments were not significant.
   The values of the Company's outstanding derivative financial instruments at December 31, 1994 and 1993 are as follows:

                                   NOTIONAL
                                  PRINCIPAL        FAIR     CARRYING
                                     AMOUNT       VALUE        VALUE
- --------------------------------------------------------------------
December 31, 1994
Interest rate swap agreements
   held                               $  82       $   6        $   1
Foreign currency forward
   agreements held                      953          21           18
Foreign currency forward
   agreements written                 1,130         (24)         (28)
Foreign currency options held           276           2            2
- --------------------------------------------------------------------
December 31, 1993
Interest rate swap agreements
   held                               $ 496       $   8        $  --
Foreign currency forward
   agreements held                      210           5            6
Foreign currency forward
   agreements written                   117          (1)           1
Foreign currency options held           117           1            1
- --------------------------------------------------------------------

   The only other material financial instruments that are not carried in the Consolidated Balance Sheet at amounts which approximate fair values are certain debt instruments. The carrying value of long-term debt and related current maturities (excluding capitalized leases of $47 and $52 million at year-end 1994 and 1993, respectively) is $1,507 and $1,687 million and the fair value is $1,590 and $1,945 million at December 31, 1994 and 1993, respectively. The fair values are estimated based on the quoted market price for the issues (if traded) or based on current rates offered to the Company for debt of the same remaining maturity and characteristics.

NOTE 17. CAPITAL STOCK

The Company is authorized to issue up to 20,000,000 shares of preferred stock without par value and may establish series of preferred stock having such number of shares and such terms as it may determine.
   The Company is authorized to issue up to 500,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board of Directors (the Board), are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There is no restriction on dividends or the repurchase or redemption of common stock by the Company. The Company has remaining authority to repurchase from time to time up to 13.6 million shares of common stock.
   The Board determined on February 7, 1994 to redeem the share purchase rights that accompanied each share of common stock outstanding on February 18, 1994 at $0.05 a right.

                                                  COMMON
                                      SHARES       STOCK/
                                 OUTSTANDING      PAID-IN     TREASURY
                               (IN MILLIONS)      CAPITAL        STOCK
- -----------------------------------------------------------------------
Balance December 31, 1991              276.3       $ 2,747     $ (1,423)
Purchased under repurchase
   programs                             (5.3)           --         (152)
Used for Dividend
   Reinvestment Plan                      .2            --            3
Used for employee benefit plans
   (including related
   tax benefits)                        12.6            35          236
- -----------------------------------------------------------------------
Balance December 31, 1992              283.8         2,782       (1,336)
Purchased under repurchase
   programs                             (6.7)           --         (220)
Used for Dividend
   Reinvestment Plan                      .1            --            3
Used for employee benefit plans
   (including related
   tax benefits)                         6.6            29          116
- -----------------------------------------------------------------------
Balance December 31, 1993              283.8         2,811       (1,437)
Purchased under repurchase
   programs                             (2.9)           --         (103)
Used for Dividend
   Reinvestment Plan                      .2            --            3
Used for employee benefit plans
   (including related
   tax benefits)                         2.0            12           32
Redemption of common
   stock purchase rights                  --            (7)          --
- -----------------------------------------------------------------------
Balance December 31, 1994              283.1       $ 2,816     $ (1,505)
- -----------------------------------------------------------------------

NOTE 18. STOCK OPTIONS AND AWARDS

The Company has a 1993 Stock Plan and a 1985 Stock Plan available to grant options and other related benefits to employees. Under both plans, the Company may grant incentive and non-qualified stock options, stock appreciation rights
(SARs), restricted shares and restricted units (Units) to officers and other employees. SARs entitle an optionee to surrender unexercised stock options for cash or stock equal to the excess of the fair market value of the surrendered shares over the option value of such shares. The 1993 Stock Plan provides for the annual grant of awards in an amount not in excess of 1.5% of the total shares issued (including shares held in treasury) on December 31 of the year preceding the year of the award. Any shares that are available for awards that are not utilized in a given year will be available for use in subsequent years. Units have been granted to certain employees, which entitle the holder to receive shares of common stock. At December 31, 1994 there were 1,206,109 Units outstanding, including 428,680 Units granted in 1994, the restrictions on which generally lapse over periods not exceeding nine years from date of grant. Incentive stock options have a term determined by the Management Development and Compensation Committee of the Board (the Committee), but not in excess of ten years. Non-qualified stock options have been granted with terms of up to ten years and one day. An option becomes exercisable at such times and in such installments as set by the Committee. Options generally become exercisable over a three-year period.

                                                         NUMBER OF
STOCK OPTIONS                                               SHARES
- ------------------------------------------------------------------
Outstanding at December 31, 1991                        22,276,124
Granted at $22.07 - $27.82 per share                     5,934,198
Less --
Exercised at $10.12 - $23.41 per share                   8,823,506
Lapsed or canceled                                         286,290
Surrendered upon exercise of SARs                          270,262
- ------------------------------------------------------------------
Outstanding at December 31, 1992                        18,830,264
Granted at $29.13 - $36.94 per share                     5,949,990
Less --
Exercised at $10.34 - $34.35 per share                   4,986,618
Lapsed or canceled                                         145,190
Surrendered upon exercise of SARs                           30,000
- ------------------------------------------------------------------
Outstanding at December 31, 1993                        19,618,446
Granted at $33.57 - $39.07 per share                     6,809,010
Less --
Exercised at $13.75 - $35.91 per share                   1,693,567
Lapsed or canceled                                         344,720
Surrendered upon exercise of SARs                           17,450
- ------------------------------------------------------------------
Outstanding at December 31, 1994,
$13.75 - $39.07 per share                               24,371,719
- ------------------------------------------------------------------
Exercisable at December 31, 1994                        12,659,343
- ------------------------------------------------------------------
Available for grant at December 31, 1993                 6,191,044
- ------------------------------------------------------------------
Available for grant at December 31, 1994                 4,739,240
- ------------------------------------------------------------------

   The Company also has a Stock Plan for Non-Employee Directors (Directors) under which restricted shares and options are granted. Prior to April 25, 1994 Directors received one-time grants of 3,000 shares of common stock and new Directors after that date will receive grants of 1,500 shares of common stock, subject to certain restrictions. In addition, each Director will be granted an option to purchase 1,000 shares of common stock each year on the date of the annual meeting of shareowners. The Company has set aside 225,000 shares for issuance under the stock plan. Options generally become exercisable over a three-year period and have a term of ten years.
   All options were granted at not less than fair market value at dates of grant.
   Treasury shares of common stock have been used upon exercise of stock options. Differences between the cost of treasury stock used and the total option price of shares exercised have been reflected in retained earnings.

NOTE 19. CUMULATIVE FOREIGN EXCHANGE TRANSLATION ADJUSTMENT

December 31                            1994  1993  1992
- -------------------------------------------------------
Balance at beginning of year           $ (7) $ 58  $ 65
Translation adjustment and impact of
   hedges and intercompany balances      25   (65)   (7)
- -------------------------------------------------------
                                       $ 18  $ (7) $ 58
- -------------------------------------------------------

NOTE 20. COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability and environmental, safety and health matters. One such lawsuit was brought by The B. F. Goodrich Company (Goodrich) in the U.S. District Court for Delaware alleging infringement by the Company of two patents relating to aircraft brakes and seeking injunctive relief and damages. The allegation against the Company related only to brakes for the Boeing 777, which is to be introduced in 1995, and not to any other brake program of the Company. At trial, Goodrich claimed damages of approximately $350 million before trebling. On November 10, 1994, after a full trial on the merits, the District Court ruled the Goodrich patents were invalid, turned down Goodrich's claim for damages and denied its request for an injunction. On December 8, 1994, Goodrich filed a notice that it would appeal this decision. The Company believes that Goodrich will not prevail on appeal.
   In accordance with the Company's accounting policy described in Note 1 of Notes to Financial Statements, liabilities are recorded for environmental matters generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action. Although the Company does not currently possess sufficient information to reasonably estimate the amounts of the liabilities to be recorded upon future completion of studies, they may be significant to the consolidated results of operations, but management does not expect that they will have a material adverse effect on the consolidated financial position of the Company. With respect to all other matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated results of operations or financial position of the Company.
   The Company has issued or is a party to various direct and indirect guarantees, bank letters of credit and customer guarantees. Management does not expect these guarantees will have a material adverse effect on the consolidated results of operations or financial position of the Company.

NOTE 21. SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with maturities generally of three months or less. Cash payments during the years 1994, 1993 and 1992 included interest of $121, $180 and $241 million and income taxes of $164, $130 and $115 million, respectively.
   In November 1994 the Company and General Motors Corporation formed a joint venture to manufacture coated substrates for catalytic converters. The Company contributed its environmental catalysts business and General Motors contributed other assets and a long-term sales contract to the venture. The transaction had the following non-cash impact on the Company's 1994 balance sheet:

                                                           AMOUNT
- -----------------------------------------------------------------
Current assets                                              $ (24)
Property, plant and equipment -- net                          (20)
Investments and long-term receivables                         (23)
Other noncurrent assets                                        (3)
Current liabilities                                           102
Noncurrent liabilities                                        (32)
- -----------------------------------------------------------------

   In October 1993 the Company and Knorr-Bremse AG formed an alliance to which both companies contributed their European operations, which provide air-brake controls and related products to the heavy truck industry. The Company owns 35% of the venture, and Knorr-Bremse owns the balance and manages the operations. The transaction had the following non-cash impact on the Company's 1993 balance sheet:

                                                           AMOUNT
- -----------------------------------------------------------------
Current assets                                              $ (49)
Property, plant and equipment -- net                          (28)
Investments and long-term receivables                          51
Other noncurrent assets                                       (13)
Current liabilities                                            29
Noncurrent liabilities                                         10
- -----------------------------------------------------------------

   The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 1994 and 1993 was 11.21% and 9.12%, respectively.

NOTE 22. OIL AND GAS INVESTMENT

During 1992 the Company disposed of its remaining investments in Union Texas Petroleum Holdings, Inc. (Union Texas) resulting in a pretax gain of $357 million (after-tax $221 million, or $0.78 a share). The Company received approximately $585 million, after underwriters' discount, from the disposition of its approximate 39% interest in the common stock of Union Texas. In addition, the Company received $355 million from the redemption at face value of $200 million of preferred shares and $155 million of warrants of Union Texas. The Company received dividends from its preferred investment in Union Texas of $30 million in 1992.

NOTE 23. POSTRETIREMENT BENEFITS OTHER
THAN PENSIONS

The Company's U.S. retiree medical programs cover employees who retire with pension eligibility for hospital, professional and other medical services (programs). Most of the programs require deductibles and copayments and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The Company also sponsors retiree life insurance programs which generally provide a flat benefit of at least two thousand dollars or a benefit as a percent of pay. The retiree medical and life insurance programs are not funded. Claims and expenses are paid from the general assets of the Company.
   For most non-union employees retiring after July 1, 1992, the Company has implemented an approach which bases the Company's contribution to retiree medical premiums on years of service and also establishes a maximum Company contribution in the future at approximately twice the current level at the date of implementation.
   In 1994, 1993 and 1992 the Company's cost for providing other postretirement benefits aggregated $150, $153 and $166 million, respectively, excluding the cumulative pretax impact of adopting FASB No. 106 in 1992 of $1,790 million (after-tax $1,099 million, or $3.90 a share). The Company uses the services of an enrolled actuary to calculate postretirement benefit costs.
   For measurement purposes, the assumed annual rate of increase in the per capita cost of covered health care benefits was 11% for 1994, which reduces to 6% in 2000 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December

31, 1994 by $116 million and the aggregate of the service and interest cost component of net periodic postretirement benefit cost for the year then ended by $11 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.75% and 7.25% at December 31, 1994 and 1993, respectively.

   Net periodic postretirement benefit cost for 1994, 1993 and 1992 included the following components:

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
Service cost-benefits attributed to
   service during the period              $  27  $  23  $  22
Interest cost on accumulated post-
   retirement benefit obligation            133    137    143
Net amortization                            (10)    (7)    --
- -------------------------------------------------------------
                                            150    153    165
Foreign plans                                --     --      1
- -------------------------------------------------------------
Net periodic postretirement
   benefit cost                           $ 150  $ 153  $ 166
- -------------------------------------------------------------

   Presented below are the plans' status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1994 and 1993:

December 31                                      1994    1993
- -------------------------------------------------------------
Accumulated postretirement benefit
   obligation:
   Retirees                                    $1,120  $1,279
   Fully eligible active plan participants        172     200
   Other active plan participants                 393     418
- -------------------------------------------------------------
                                                1,685   1,897
Unrecognized prior service cost                   139     132
Unrecognized net gain (loss)                       94    (215)
- -------------------------------------------------------------
Accrued postretirement benefit cost            $1,918  $1,814
- -------------------------------------------------------------

NOTE 24. PENSIONS

The Company's pension plans, most of which are defined benefit plans and almost all of which are noncontributory, cover substantially all employees. Benefits under the plans are generally provided based on years of service and employees' compensation during the last years of employment or as a flat dollar benefit. Benefits are generally paid from funds previously provided to trustees. In the Company's principal U.S. plans, funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period. To the extent that these requirements are fully covered by assets on hand for a plan, a contribution may not be made in a particular year. As of year-end 1994 approximately 56% of the assets of U.S. plans were held in equity securities, with the balance primarily in fixed income-type securities.
   Pension expense in 1994, 1993 and 1992 was $109, $104 and $102 million, respectively. The Company uses the services of an enrolled actuary to calculate the amount of pension expense and contributions to trustees of the various pension plans.

   Net periodic pension cost for 1994, 1993 and 1992 included the following components:

Years ended December 31                    1994   1993   1992
- -------------------------------------------------------------
Service cost-benefits earned during the
   period                                 $ 132  $ 115  $ 113
Interest cost on projected benefit
   obligation                               363    369    360
Actual return on plan assets                (65)  (663)  (320)
Net amortization and deferral              (338)   269    (69)
- -------------------------------------------------------------
Net periodic pension cost for defined
   benefit plans                             92     90     84
Foreign plans and other                      17     14     18
- -------------------------------------------------------------
Net periodic pension cost                 $ 109  $ 104  $ 102
- -------------------------------------------------------------

   The assumed rate of return for the Company's U.S. defined benefit pension plans was 9% in 1994, 1993 and 1992. The assumed discount rate used in calculating the projected benefit obligations at December 31, 1994, 1993 and 1992 was 8.75%, 7.25% and 8.25%, respectively. In addition, the assumed annual increase in compensation over employees' estimated remaining working lives was 5% in 1994 and 5.5% for both 1993 and 1992.

   Presented below are the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1994 and 1993 for its significant defined benefit pension plans:

December 31                                                                             1994                                 1993
- ---------------------------------------------------------------------------------------------------------------------------------
                                                              ASSETS EXCEED      ACCUMULATED       ASSETS EXCEED      ACCUMULATED
                                                                ACCUMULATED         BENEFITS         ACCUMULATED         BENEFITS
                                                                   BENEFITS    EXCEED ASSETS            BENEFITS    EXCEED ASSETS
- ---------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Vested                                                           $ 3,252           $  678             $ 3,471           $  731
   Nonvested                                                            228               82                 256               74
- ---------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                      $ 3,480           $  760             $ 3,727           $  805
- ---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                        $ 3,911           $  802             $ 4,396           $  857
Less -- Fair value of assets                                          4,127              617               4,227              678
- ---------------------------------------------------------------------------------------------------------------------------------
Over (under) funded plans                                               216             (185)(a)            (169)            (179)
Unrecognized transition (asset) liability                                 8              (45)                (11)              (7)
Unrecognized net (gain) loss                                            (79)             (13)                360                2
Unrecognized prior service cost                                         (16)              93                  (2)              63
- ---------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                      $   129           $ (150)            $   178           $ (121)
- ---------------------------------------------------------------------------------------------------------------------------------

(a) Included in this amount is $152 million for unfunded foreign and supplemental domestic pension plans.

NOTE 25. GEOGRAPHIC AREAS --  FINANCIAL DATA

                                                                                                           ADJUSTMENTS
                                                         UNITED                                 OTHER              AND
                                                     STATES (1)      CANADA      EUROPE  INTERNATIONAL    ELIMINATIONS     TOTAL
- --------------------------------------------------------------------------------------------------------------------------------
Net sales (2)                           1994            $ 9,739      $  202     $ 2,283         $  593          $   --  $ 12,817
                                        1993              9,220         225       1,897            485              --    11,827
                                        1992              8,978         331       2,295            438              --    12,042
- --------------------------------------------------------------------------------------------------------------------------------
Income before cumulative                1994                654          23          65             17              --       759
effect of changes in                    1993                570          26          55              5              --       656
accounting principles (3)               1992                512          32           6            (15)             --       535
- --------------------------------------------------------------------------------------------------------------------------------
Assets (4)                              1994              8,977         205       2,295            543            (699)   11,321
                                        1993              8,517         199       1,967            548            (402)   10,829
                                        1992              8,677         177       1,940            501            (539)   10,756
- --------------------------------------------------------------------------------------------------------------------------------
Liabilities (4)                         1994              7,290          87       1,319            342            (699)    8,339
                                        1993              7,175          98       1,235            333            (402)    8,439
                                        1992              7,374         113       1,293            264            (539)    8,505
- --------------------------------------------------------------------------------------------------------------------------------

Sales between geographic areas approximate market and are not significant.
(1) Corporate Office income, expenses, assets and liabilities are included in the 'United States' column.
(2) Included in United States net sales are export sales of $1,818, $1,699 and $1,810 million for each of the respective years.
(3) Includes in 1993 after-tax nonrecurring items of a gain for the United States of $13 million and a loss for Europe of $12 million. Includes in 1992 an after-tax provision to cover Streamlining and Restructuring charges for the United States of $163, Europe of $56 and Other International of $8 million. Also included in the 'United States' column in 1992 is the after-tax gain on the disposition of the Union Texas common stock of $221 million.
(4) Reclassified for comparative purposes.

NOTE 26. SEGMENT FINANCIAL DATA

                                                                               ENGINEERED       CORPORATE AND
                                                 AEROSPACE       AUTOMOTIVE     MATERIALS     UNALLOCATED (1)            TOTAL
- ------------------------------------------------------------------------------------------------------------------------------
Net sales (2)                        1994          $ 4,623          $ 4,922          $ 3,272           $   --         $ 12,817
                                     1993            4,530            4,506            2,791               --           11,827
                                     1992            4,937            4,499            2,601                5           12,042
- ------------------------------------------------------------------------------------------------------------------------------
Research and development             1994              126               73              110                9              318
expense                              1993              127               63              113               10              313
                                     1992              122               64              124               10              320
- ------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization        1994              183              148              171               21              523
                                     1993              184              156              153               21              514
                                     1992              186              162              135               13              496
- ------------------------------------------------------------------------------------------------------------------------------
Income from operations (3)           1994              458              411              409             (126)           1,152
                                     1993              402              432              309             (189)             954
                                     1992              187              174              201             (147)             415
- ------------------------------------------------------------------------------------------------------------------------------
Income before cumulative             1994              260              223              331              (55)             759
effect of changes in                 1993              224              226              269              (63)             656
accounting principles (3) (4)        1992              105               76              190              164              535
- ------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                 1994              148              245              232               14              639
                                     1993              139              205              354               20              718
                                     1992              162              202              301               26              691
- ------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                  1994            5,104            3,276            2,562              379           11,321
                                     1993            4,502            2,838            2,502              987           10,829
                                     1992            4,380            3,082            2,295              999           10,756
- ------------------------------------------------------------------------------------------------------------------------------

Intersegment sales approximate market and are not significant.
(1) The 'Corporate and Unallocated' column includes amounts for businesses sold and Corporate items. Income before cumulative effect of changes in accounting principles includes amounts (including preferred dividends) for Union Texas, accounted for on the equity basis, for 1992 of $261 million (includes the gain on the disposition of the common stock of Union Texas of $221 million, or $0.78 a share).
(2) Sales to the U.S. Government and its agencies, mainly for the Aerospace segment, were $1,089, $1,096 and $1,170 million for each of the respective years.
(3) Includes in 1993 a pre- and after-tax provision to cover the current year's impact of the adoption of FASB No. 112 for Aerospace of $8 and $5 million, Automotive of $5 and $3 million, Engineered Materials of $4 and $2 million and Corporate and Unallocated of $1 and $1 million, respectively. Includes in 1993 pre- and after-tax impact of nonrecurring items for Aerospace of a charge of $6 and $4 million, a gain of $81 and $42 million for Automotive, a charge of $5 and $3 million for Engineered Materials and a charge of $54 and $34 million for Corporate and Unallocated, respectively. Includes in 1992 a pre- and after-tax provision to cover Streamlining and Restructuring charges for Aerospace of $213 and $122 million, Automotive of $95 and $65 million, Engineered Materials of $40 and $25 million and Corporate and Unallocated of $20 and $15 million, respectively. In 1993 a reclassification of the reported 1992 pre- and after-tax provision for Streamlining and Restructuring of $48 and $30 million was made reducing Corporate and Unallocated and increasing Aerospace.
(4) A finance charge is made by Corporate Office to the segments on the basis of relative capitalization, taxes on income are generally included in the segments which gave rise to the tax effects and equity in income of affiliated companies is included in the segments in which these companies operate.

NOTE 27. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                         1994                                                   1993
                         -----------------------------------------------------------------------------------------------------------
                          MAR. 31    JUNE 30    SEPT. 30    DEC. 31      YEAR    MAR. 31    JUNE 30    SEPT. 30    DEC. 31      YEAR
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales                 $ 2,986    $ 3,187     $ 3,110    $ 3,534  $ 12,817    $ 2,901    $ 3,055     $ 2,812    $ 3,059  $ 11,827
As originally reported: (a)
   Gross profit               584        646         607        681     2,518        548        590         555        585
   Net income                 169        196         189        205       759        149        170         168        178
   Per share                  .60        .69         .67        .73      2.68        .52        .60         .59        .63
1993 restatement of
change in accounting
principle: (a)
   Gross profit                                                                       (1)        (1)         --         --
   Cumulative after-tax
      effect                                                                        (245)        --          --         --
   Per share                                                                        (.86)        --          --         --
   Quarterly after-tax
      effect                                                                        (248)        (3)         (3)        --
   Per share                                                                        (.87)      (.01)       (.01)        --
As restated: (a)
   Gross profit               584        646         607        681     2,518        547        589         555        585     2,276
   Income before
      cumulative effect
      of change in
      accounting
      principle               169        196         189        205       759        146        167         165        178       656
   Per share                  .60        .69         .67        .73      2.68        .51        .59         .58        .63      2.31
   Net income (loss)          169        196         189        205       759        (99)       167         165        178       411
   Per share                  .60        .69         .67        .73      2.68       (.35)       .59         .58        .63      1.45
Dividends paid                .145       .1675       .1675      .1675     .6475      .145       .145        .145       .145      .58
Market price (b)
High                        40.75      37.63       38.75      36.00     40.75      34.63      35.25       37.50      40.13     40.13
Low                         34.25      33.13       33.63      30.38     30.38      28.75      30.88       32.13      34.88     28.75
- ------------------------------------------------------------------------------------------------------------------------------------

(a) FASB No. 112 was adopted in the fourth quarter of 1993, effective as of January 1, 1993. As a result, the first three quarters were restated. For further information see Note 1 of Notes to Financial Statements.
(b) From composite tape -- stock is primarily traded on the New York Stock Exchange.

REPORT OF INDEPENDENT ACCOUNTANTS

                                                                  Morristown, NJ
                                                                February 1, 1995

[Logo]

To the Shareowners and Directors
of AlliedSignal Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of AlliedSignal Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


As discussed in Notes 1 and 23 to the financial statements, the Company changed its methods of accounting for postemployment benefits in 1993 and for income taxes and postretirement benefits other than pensions in 1992.

PRICE WATERHOUSE LLP
____________________

PRICE WATERHOUSE LLP

SELECTED FINANCIAL DATA
AlliedSignal Inc.

(dollars in millions except per share amounts)
Years ended December 31                1994        1993         1992          1991          1990      1989      1988         1987
- ---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR (a)
Net sales                          $ 12,817    $ 11,827     $ 12,042      $ 11,831      $ 12,343  $ 11,942  $ 11,909     $ 11,116
Income (loss) from continuing
   operations                           759         656          535(b)       (273)(b)       462       528       463(b)       515(b)
Net income (loss)                       759         411(c)      (712)(c)      (273)          462       528       463          656
Per share of common stock:
Earnings (loss) from continuing
   operations                          2.68        2.31         1.90         (1.00)         1.67      1.78      1.55         1.53
Net earnings (loss)                    2.68        1.45        (2.52)        (1.00)         1.67      1.78      1.55         1.95
Dividends                               .6475       .58          .50           .80           .90       .90       .90          .90
- ---------------------------------------------------------------------------------------------------------------------------------
AT YEAR-END (a)
Net working capital                $  1,194    $  1,078     $  1,414      $    526      $    892  $  1,065  $  1,040     $    722
Property, plant and equipment
    -- net                            4,260       4,094        3,897         3,638         3,584     3,321     3,214        3,330
Total assets                         11,321      10,829       10,756        10,382        10,456    10,342    10,069       10,321
Long-term debt                        1,424       1,602        1,777         1,914         2,051     1,903     2,044        2,017
Shareowners' equity                   2,982       2,390        2,251         2,983         3,380     3,412     3,268        3,129
Book value per share of common
   stock                              10.53        8.42         7.93         10.79         12.55     11.77     11.05        10.44
Average investment (d)                4,848       4,506        4,939         6,771         6,723     6,520     6,629        6,859
Common shares outstanding (in
   millions)                          283.1       283.8        283.8         276.3         269.4     290.0     295.9        299.9
Common shareowners of record         82,095      84,248       84,254        91,492        97,210   102,042   111,402      109,322
Employees (e)                        87,500      86,400       89,300        98,300       105,800   107,100   109,550      115,300
- ---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS (f)
Return on sales (income from
   operations)                          9.0         8.1          3.4          (2.5)          5.9       8.0       5.7          6.8
Return on sales (after-tax)             5.9         5.5          4.4          (2.3)          3.7       4.4       3.9          4.6
Return on average investment
   (after-tax)                         17.5        16.6         13.8          (1.3)          9.6      11.0      10.3         10.1
Return on average shareowners'
   equity (after-tax)                  28.9        30.6         26.4          (8.4)         13.9      15.6      14.5         14.5
Interest coverage ratio                 6.8         5.1          3.3           (.9)          2.6       3.0       2.8          3.6
Long-term debt as a percent of
   total capital                       30.4        37.9         40.5          34.9          33.6      30.8      33.2         33.9
Total debt as a percent of total
   capital                             34.1        42.7         44.7          43.9          40.4      35.7      35.9         39.0
- ---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS (f) (g)
Return on sales (income from
   operations)                          9.0         7.9          6.5           4.7           5.9       8.0       7.4          6.8
Return on sales (after-tax)             5.9         5.5          4.5           2.9           3.7       4.4       4.3          3.9
Return on average investment
   (after-tax)                         17.5        16.6         13.9           7.8           9.6      11.0      10.9          8.9
Return on average shareowners'
   equity (after-tax)                  28.9        30.5         26.7          10.5          13.9      15.6      15.9         12.2
Interest coverage ratio                 6.8         5.0          3.3           2.1           2.6       3.0       2.9          3.2
Long-term debt as a percent of
   total capital                       30.4        37.9         40.5          34.9          33.6      30.8      33.2         33.9
Total debt as a percent of total
   capital                             34.1        42.7         44.7          43.9          40.4      35.7      35.9         39.0
- ---------------------------------------------------------------------------------------------------------------------------------

(a) Share and per share data for all periods reflect the March 1994 two-for-one stock split.
(b)  Includes  in  1992  the  effect   of  a  provision  for  Streamlining   and
Restructuring charges as well as a gain on the sale of common stock of Union Texas resulting in a net charge of $11 million (after-tax $6 million, or $0.02 a share) as discussed in Notes 4 and 22 of Notes to Financial Statements, respectively. In 1991 includes the effect of a provision for Streamlining and Restructuring charges as well as gains on asset sales by Union Texas resulting in a net charge of $838 million (after-tax $615 million, or $2.25 a share). In 1988 includes an after-tax provision of $125 million, or $0.42 a share, to cover Streamlining and Restructuring charges, an after-tax gain of $36 million, or $0.12 a share, from the sale of the Company's investment in Akebono Brake Industry Company Ltd. and an after-tax gain of $81 million, or $0.27 a share, from nonrecurring items. Includes in 1987 the effect of the sale of common stock by Union Texas which resulted in the Company recording a gain of $108 million (after-tax $82 million, or $0.24 a share), reflecting the Company's share of an increase in Union Texas' equity.
(c) Includes in 1993 the cumulative after-tax provision for the adoption of FASB No. 112 of $245 million, or $0.86 a share. Includes in 1992 the cumulative after-tax provision for the adoption of FASB Nos. 106 and 109 of $1,247 million, or $4.42 a share. Such accounting changes are discussed in Notes 1 and 23 of Notes to Financial Statements.
(d) Investment is defined as shareowners' equity and non-current deferred taxes-net plus total debt.
(e) Includes employees at facilities operated for the U.S. Department of Energy.
(f) The returns and interest coverage ratio exclude the impact of the cumulative effect of changes in accounting principles on income.
(g) The returns and interest coverage ratio exclude the impact of nonrecurring items in 1993, provisions for Streamlining and Restructuring charges in 1992, 1991 and 1988, gain on sale of common stock of Union Texas in 1992, gains on asset sales by Union Texas in 1991, nonrecurring income in 1988 and Union Texas' equity transaction in 1987.