Form 10-K, Exhibit 13
period 1995-12-31
ALLIEDSIGNAL INC
filed 1996-02-27
CIK 773840

MANAGEMENT'S DISCUSSION AND ANALYSIS  AlliedSignal Inc.

1995 Compared with 1994

IN 1995 THE COMPANY DEDICATED SUBSTANTIAL RESOURCES TO LINKING A PROGRESSION OF INNOVATIVE PROCESS IMPROVEMENTS TO FOCUS MORE ON CUSTOMER SATISFACTION. The initiatives focus our efforts to provide our customers with a quality product, delivered on time, without defects, at a highly competitive price. The Company continued to grow its businesses through the introduction of new products, market expansion, niche acquisitions and globalization. The Company accelerated its aggressive global growth strategy, and international customers provided 40% of the Company's total 1995 sales. These process improvements and growth initiatives contributed to strong operating results in 1995 despite increased customer-driven price constraints and unfavorable results by Automotive's anti-lock braking systems (ABS) business.

IN 1995 THE COMPANY TOOK FURTHER ACTIONS TO IMPROVE PROFITABILITY, INTRODUCED SEVERAL NEW PRODUCTS AND GLOBALIZED A NUMBER OF KEY BUSINESSES THROUGH INTERNAL GROWTH AND ACQUISITIONS:

Aerospace made a significant contribution toward making aircraft safer with the development of an early warning system for windshear and a ground proximity warning system. In addition, the Company's traffic alert and collision avoidance system (TCAS), initially developed for large aircraft, had strong sales to the regional airlines in 1995. In January 1996 the Company completed the acquisition of Northrop Grumman Corporation's precision products business based in Norwood, Massachusetts. The acquisition, which has annual sales of approximately $39 million, is expected to bolster Aerospace's navigation and guidance systems business for military and space applications. During 1995 the Company also increased its investment in Societe D'Etudes et de Constructions Aero-Navales to 83% by purchasing an additional 34% interest in Europe's leading supplier of aircraft heat exchange equipment. To facilitate future growth and further establish a global presence, Aerospace formed a joint venture in Russia to market wheels, brakes and brake systems for civilian aircraft and has agreed to form other joint ventures in Russia and China.

Automotive, as previously announced, has decided to exit the light-vehicle ABS business and is conducting discussions concerning the future of its light-vehicle braking business. Exiting the ABS business could hinder the Company's ability to remain a first tier supplier of complete braking systems. The Company expects that neither exiting the ABS business nor the absence of an agreement regarding the light-vehicle braking business would have a material impact on the Company's results of operations or financial position in 1996. See
Note 3 of Notes to Financial Statements for additional information. In addition, a reduction in the Automotive workforce was announced and substantially completed in the fourth quarter of 1995. The reduction eliminates approximately 3,100 salaried and hourly full-time-equivalent positions and is expected to be completed by the end of 1996. In April 1995 the Company acquired the Budd Company's Wheel & Brake Division (Budd Wheel & Brake), which has annual sales of more than $300 million. In June 1995 the Company acquired Fiat Auto Poland S.A.
(Fiat)'s braking business, which is expected to continue to supply Fiat's two automotive assembly facilities in Poland. Annual sales approximate $30 million. In October 1995 Automotive increased to 80% its ownership in the Turkish brake manufacturer, Transturk Fren Donanim Industriesi AS. Annual sales approximate $27 million. Also in 1995 a new joint venture began manufacturing hybrid inflators for driver- and passenger-side air bag modules that are being assembled at the Company's new plant in Italy. Production also began at a new turbocharger plant in Shanghai, China.

Engineered Materials purchased Hoechst AG's 95.8% interest in Riedel-de Haen AG (Riedel-de Haen), a German specialty chemicals manufacturer in October 1995. Riedel-de Haen manufactures chemicals for the pharmaceutical and electronics industries, as well as the coatings, photo dyes and specialty pigments markets. Annual sales approximate $250 million. Also in October the Company acquired a nylon plastics and industrial fibers manufacturing facility in Rudolstadt, Germany with annual sales of approximately $60 million. The Company plans to invest about $100 million during the next three years to expand and upgrade the facility. In November 1995 the Company acquired Bridgestone/Firestone's 50 million-pound industrial polyester fiber plant in Hopewell, Virginia. With anticipated modernization, the Company believes that the Hopewell plant will have annual sales of approximately $100 million. In December 1995 the Company exited its high-density polyethylene (HDPE) business. Paxon Polymer Company, L.P. (Paxon), a partnership of the Company and Exxon Chemical Company (Exxon), transferred the HDPE business to Exxon. See Note 3 of Notes to Financial Statements for additional information.


THE BOARD OF DIRECTORS VOTED TO INCREASE THE REGULAR QUARTERLY DIVIDEND ON THE COMMON STOCK BY 15%, FROM $0.195 TO $0.225 PER SHARE. The dividend increase will be effective in the first quarter of 1996. The Company had previously increased its regular quarterly dividend by 16% in the first quarter of 1995.

RESULTS OF OPERATIONS. Record sales and net income were achieved again in 1995 as gains were realized in all business segments through growth, strong demand and productivity initiatives.

NET SALES in 1995 were $14,346 million, an increase of 12% over 1994. Of the $1,529 million increase, $613 million was the result of strong volume gains by the Engineered Materials and Aerospace segments and $760 million from the consolidation of recent acquisitions offset in part by a $91 million reduction for disposed businesses, $181 million was the result of favorable foreign exchange rate fluctuations in the Automotive segment and $66 million was due to higher prices in the Engineered Materials segment. Automotive's sales increased $627 million, or 13%, Engineered Materials was $441 million, or 13%, higher and Aerospace had a $461 million, or 10%, gain.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percent of net sales decreased from 10.7% in 1994 to 10.5% in 1995.

Expenses increased by $137 million, or 10%, reflecting in part the impact of acquisitions.

INCOME FROM OPERATIONS of $1,260 million in 1995 improved by $108 million, or 9%, compared with last year. Excluding the nonrecurring items in 1995 (see Note 3 of Notes to Financial Statements for information), income from operations improved by $152 million, or 13%. Engineered Materials' and Aerospace's income from operations both increased 20%; while Automotive had a 1% decrease. Operating margins increased slightly, from 9.0% in 1994 to 9.1% in 1995, and productivity (the constant dollar basis relationship of sales to costs) of the Company's businesses increased 5.2% over last year reflecting manufacturing and materials management initiatives and unit sales increases. See the detailed discussion of net income below for information by industry segment.

EQUITY IN INCOME OF AFFILIATED COMPANIES of $191 million increased by $62 million, or 48%, compared with last year mainly because of improved joint venture earnings for Paxon, UOP process technology (UOP), Knorr-Bremse AG (Knorr-Bremse)'s European truck brake systems and Converdyn conversion services.

OTHER INCOME (EXPENSE), a $22 million loss, improved by $5 million, or 19%, compared with a loss of $27 million in 1994 primarily reflecting a gain on the sale of an investment and lower foreign exchange losses. Higher minority interest was a partial offset.

INTEREST AND OTHER FINANCIAL CHARGES of $168 million increased by $25 million, or 17%, from 1994 largely due to higher average interest rates and an increased level of debt.

NET INCOME in 1995 was $875 million, or $3.09 a share, an increase of 15% compared with $759 million, or $2.68 a share, for 1994. The higher income in 1995 was the result of strong operating performance by the Engineered Materials and Aerospace segments and a small increase by Automotive.

A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS follows. Adjusted net income for the Automotive and Engineered Materials segments excludes the impact of the 1995 nonrecurring items. (Dollars in millions)

Aerospace                                 NET SALES                   NET INCOME
--------------------------------------------------------------------------------
1995                                        $ 5,084                        $ 303
--------------------------------------------------------------------------------
1994                                          4,623                          260
--------------------------------------------------------------------------------
Increase                                    $   461                        $  43
--------------------------------------------------------------------------------

Aerospace's sales increased 10% reflecting the acquisition of Textron's Lycoming Turbine Engine Division (Lycoming Engine) in October 1994, continued strong demand for safety-related commercial avionics systems, such as predictive windshear, ground proximity warning, global positioning and TCAS, and higher sales of auxiliary power units (APUs). TCAS sales were particularly strong as U.S. operators of 10-to-30-seat aircraft complied with the Federal Aviation Administration's mandate to install TCAS by the end of 1995. Commercial and military aftermarket showed strong growth. Equipment Systems' repair and overhaul services and environmental control systems also had higher sales. This increase was somewhat offset by lower sales for Government Electronics Systems, where comparisons were adversely affected by one-time contract settlements in 1994 and the closeout of certain programs.

Overall, the Company's 1995 sales to the Department of Defense (DoD), as a prime contractor and subcontractor, declined 7% compared with 1994 because of reduced defense spending. Sales to the commercial and foreign government markets increased 19%, while sales to the National Aeronautics and Space Administration
(NASA) and other U.S. government agencies increased 2% in 1995. Sales to the DoD accounted for 24% of Aerospace's total sales, a decrease of 4 percentage points compared with 1994.

Aerospace's net income improved 17% compared with last year. Synergies from the Lycoming Engine acquisition, process improvements, organizational efficiencies, higher sales of APUs and continued strong demand for safety-related Commercial Avionics Systems contributed to significantly higher income. Profit margins benefited by the early product development and marketing of the safety-related avionics systems. Strong sales of higher margin commercial and military aftermarket products also contributed to higher income. Equipment Systems had higher earnings from improved sales of environmental control systems as well as from increased repair and overhaul business. Earnings related to government services also improved, but Government Electronic Systems had lower income primarily due to earnings related to one-time contract settlements in 1994 and manufacturing difficulties.

The U.S. defense budget is expected to continue to decline for a number of years, but at a progressively slower rate. A number of the Company's military and space programs may be stretched out, curtailed or canceled. However, the Company does not expect that its defense-related sales will decline as rapidly as the defense budget because of recent acquisitions, opportunities to grow in certain markets and the Company's strong competitive position on various programs. The Company's ability to successfully retain and compete for such business is highly dependent on continually advancing its technology base, management procifiency, strategic alliances and cost-effective performance.

The Company believes that the cyclical downturn for the commercial aircraft industry reached bottom in 1995 and a small improvement is expected in 1996.
Regional airline traffic continues to grow significantly and new regional aircraft orders were higher in 1995. The commercial aftermarket showed strong growth during 1995.

The Company continues to receive significant contracts from the commercial aviation industry, DoD and NASA and earnings are expected to remain strong.

At December 31, 1995 and 1994 the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,871 and $1,803 million, respectively. Total backlog, including commercial contracts, at year-end 1995 and 1994 was $4,523 and $4,730 million, respectively. The Company anticipates that approximately $3,010 million of the total 1995 backlog will be filled during 1996.






                                                                        ADJUSTED
Automotive                    NET SALES         NET INCOME            NET INCOME
--------------------------------------------------------------------------------
1995                            $ 5,549              $ 146                 $ 217
--------------------------------------------------------------------------------
1994                              4,922                215                   215
--------------------------------------------------------------------------------
Increase/(Decrease)             $   627              $ (69)                $   2
--------------------------------------------------------------------------------

Automotive's sales were up 13% compared with 1994 reflecting improvements in all major business units. Automotive's sales benefited from the acquisition of Budd Wheel & Brake as well as growing demand for braking systems in Europe. Although North American vehicle production volumes decreased slightly in 1995, North American braking systems' content per vehicle

[GRAPHIC   REPRESENTATION   of  Net  Sales  (dollars  in  billions),   expressed
numerically below.]

                                                            1993    1994    1995
                                                            ----    ----    ----
                                                            11.8    12.8    14.3


[GRAPHIC REPRESENTATION of Income (dollars in millions), expressed numerically below.]

                                                            1993    1994    1995
                                                            ----    ----    ----
                                                            656*    759     875

----------
*   Before cumulative effect of 1993 change in accounting principle.


[GRAPHIC REPRESENTATION of Earnings Per Share (dollars per share), expressed numerically below.]

                                                            1993    1994    1995
                                                            ----    ----    ----
                                                            2.31*   2.68    3.09

----------
*   Before cumulative effect of 1993 change in accounting principle.


increased as a result of key business wins with the Ford Motor Company (Ford) and the Chrysler Corporation (Chrysler). ABS sales were significantly lower during the year. The acquisition of the seat belt business of the General Safety Corporation in late 1994 resulted in significant sales gains. Safety restraints also experienced increased sales due to higher air bag demand in North America and the startup of an air bag plant in Italy. European spark plug sales increased largely due to the acquisition of a spark plug plant in the U.K. in 1994. Record production levels of heavy trucks translated into increased sales for North American truck braking systems and turbochargers. The continuation of the trend toward producing diesel-powered cars in Europe and penetration into the Asian market also favorably impacted turbocharger sales. Turbocharger plants continue to operate at capacity levels. The segments sales improvement also reflects the impact of favorable foreign exchange rate fluctuations.


Automotive's adjusted net income improved by 1% compared with 1994. Net income was substantially higher for North American safety restraints principally reflecting materials management and operational initiatives and for the European aftermarket largely due to cost savings, improved distribution and pricing improvements. Turbochargers and truck braking systems had significantly higher income on strong sales growth. In addition, turbochargers experienced higher operating margins due to operational excellence and other manufacturing initiatives. Rapid growth in the European turbodiesel passenger car market and growth initiatives in the Asia/Pacific region have strained our turbocharger manufacturing capacity. Process improvements and a planned expansion are expected to alleviate the capacity constraints. Offsets included significant losses for ABS and reduced profit margins on North American light-vehicle braking systems.

                                                                      ADJUSTED
Engineered Materials          NET SALES         NET INCOME            NET INCOME
--------------------------------------------------------------------------------
1995                            $ 3,713              $ 473                 $ 402
--------------------------------------------------------------------------------
1994                              3,272                330                   330
--------------------------------------------------------------------------------
Increase                        $   441              $ 143                 $  72
--------------------------------------------------------------------------------

Engineered Materials sales increased 13% compared with 1994. Sales were higher for all Engineered Materials business units, especially polymers, performance materials and laminate systems. In the polymers business, sales were significantly higher because of price improvement for intermediate chemicals and increased sales volumes and prices for industrial polyester, especially in Europe. Plastics had strong sales growth in all product lines. Carpet fibers experienced price pressure and lower volumes throughout the fourth quarter of 1995 as the industry attempted to correct high levels of inventory. Performance materials had substantially higher sales reflecting increased sales of performance additives, advanced microelectronic materials and performance chemicals, in part reflecting the acquisition of Riedel-de Haen in late 1995. Laminate systems had significantly higher sales volumes mainly in the U.S. and Asia/Pacific region.

















Engineered Materials' adjusted net income increased 22% compared with the same period last year. Net income was substantially higher for polymers as a result of price improvement for intermediate chemicals and increased sales volume and prices for plastics and higher sales volumes of industrial polyester fibers. Carpet fibers and textile nylon also had higher income largely the result of productivity improvements. Performance materials improved substantially due to higher sales of performance chemicals and advanced microelectronic materials. Uranium ore processing operations also improved. Laminate systems had higher income on significantly higher sales. Environmental catalysts and carbon materials also had income gains. There was also a substantial increase in net income from the Paxon and UOP joint ventures. Fluorine products had slightly lower net income, in part because of lower selling prices and costs associated with the transition to mandated chlorofluorocarbon (CFC) substitutes in the U.S. and other developed countries. Income from CFC substitutes was higher as the Company's proprietary refrigerants gained acceptance among original equipment
(OE) manufacturers.


REGARDING ENVIRONMENTAL MATTERS, the Company is subject to various federal, state and local requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, the Company, like other companies engaged in similar businesses, is a party to lawsuits and claims and has incurred remedial response and voluntary cleanup costs associated with environ-

[GRAPHIC REPRESENTATION of Capital Expenditures/R&D (dollars in millions), expressed numerically below.]

                                                            1993    1994    1995
                                                            ----    ----    ----
Capital expenditures...................................     718      639     746
Company-funded R&D.....................................     313      318     353
                                                          -----    -----   -----
           Total.......................................   1,031      957   1,099
                                                          -----    -----   -----


[GRAPHIC REPRESENTATION of Long-Term Debt as a Percent of Total Capital (percent), expressed numerically below.]

                                                            1993    1994    1995
                                                            ----    ----    ----
                                                            37.9    30.4    25.6


[GRAPHIC REPRESENTATION of Return on Shareowners' Equity (after-tax percent), expressed numerically below.]

                                                            1993    1994    1995
                                                            ----    ----    ----
                                                            30.6    28.9    26.7

mental matters. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. The Company continually conducts studies, individually at Company-owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is the Company's policy to record appropriate liabilities for such matters when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action.

Remedial response and voluntary cleanup expenditures were $72 and $66 million in 1995 and 1994, respectively, and are currently estimated to increase to approximately $90 million in 1996. While annual expenditures have generally increased from year to year, and may continue to increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

During 1995 the Company charged $25 million against pretax income for remedial response and voluntary cleanup costs. At December 31, 1995 the recorded liability for environmental matters was $454 million. In addition, in 1995 the Company incurred operating costs for ongoing businesses of approximately $85 million and capital expenditures of $44 million relating to compliance with environmental regulations.

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

REGARDING FINANCIAL INSTRUMENTS, the Company, with operating and financing activities in numerous countries and sales throughout the world, is exposed to fluctuations in interest rates and foreign currency exchange rates. The Company manages exposure to changes in interest rates through its regular borrowing and investing decisions and, when deemed appropriate, through the use of interest rate swap agreements. The objective of such risk management activity is to minimize the cost of the Company's debt financing over an extended period of time. The Company manages exposure to foreign currency exchange rates for transactional items by matching and offsetting assets and liabilities and thereafter through financial hedge contracts with third parties. The Company does not use financial instruments for trading or other speculative purposes. See Note 15 of Notes to Financial Statements for further information on financial instruments.

INFLATION has not been a significant factor for the Company in a number of years. Cost increases for labor and material have generally been low, and any impact has been offset by productivity enhancement programs, including materials management.

THE FINANCIAL ACCOUNTING STANDARDS BOARD (FASB) issued Statement No. 121 - "Accounting for the Impairment of Long-lived Assets to Be Disposed Of" (FASB No.
121), effective for 1996. The Company is completing an analysis of FASB No. 121 which is not expected to have a material impact on the Company's results of operations or financial position.

The FASB issued Statement No. 123 - "Accounting for Stock-based Compensation" (FASB No. 123), which is also effective for 1996. The Company plans to continue to account for stock compensation in accordance with the provisions of the Accounting Principles Board Opinion No. 25 - "Accounting for Stock Issued to Employees", and will provide the pro-forma disclosures required by FASB No. 123 in the notes to the 1996 financial statements.

FINANCIAL CONDITION. Significant improvement in operating cash flows and strong earnings growth resulted in continued improvement in the Company's financial condition.

TOTAL ASSETS at December 31, 1995 were $12,465 million, an increase of $1,144 million from December 31, 1994, primarily due to acquisitions. Cash and cash equivalents at year-end 1995 were $540 million, an increase of $32 million compared with

December 31, 1994. Cash flows from operating activities increased by $173 million, or 17%, because of improved earnings and lower trade accounts receivable, partially offset by higher inventories to meet the Company's increased sales level. The current ratio at year-end 1995 was 1.3x, down slightly from 1.4x last year. The Company's working capital turnover was also down slightly to 5.2x at December 31, 1995 from 5.5x a year earlier.

THE MAXIMUM AMOUNT OF BORROWING available under the Company's revolving credit agreements (Credit Agreements) was reduced by the Company in June 1995 from $900 million to $750 million because the floating rate Employee Stock Ownership Plan
(ESOP) notes were refinanced in 1995 and are no longer supported by the Credit Agreements. The Credit Agreements support the issuance of commercial paper. There was $58 million of commercial paper outstanding at year-end 1995 and no commercial paper outstanding at the end of 1994. Commercial paper borrowing reached a high of $900 million during 1995.

TOTAL DEBT at year-end 1995 of $2,010 million increased $323 million primarily as a result of increased short-term borrowing mainly due to acquisitions. Long-term debt of $1,366 million was reduced by $58 million during the year. The Company's total debt as a percent of capital was 33.7% at December 31, 1995, down from 34.1% at year-end 1994. Long-term debt to capital was 25.6% at year-end 1995, down from 30.4% at year-end 1994. See Note 13 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreements.

THE COMPANY REPURCHASED 5.5 MILLION SHARES OF COMMON STOCK for $239 million in 1995. Common stock was repurchased in 1995 to meet expected requirements for shares issued under employee benefit plans and a shareowner dividend reinvestment plan. At year-end 1995 the Company had 75.5 million shares of common stock held in treasury carried at $1,658 million. As of year-end 1995 the Company was authorized to repurchase 8.1 million shares of common stock.

CAPITAL EXPENDITURES during 1995 were $746 million, an increase of $107 million from the $639 million spent in 1994, mainly due to capacity expansions in the Engineered Materials segment. Spending by the segments and Corporate since 1993 is shown in Note 23 of Notes to Financial Statements. The Company's total capital expenditures in 1996 are currently projected at about $765 million. These expenditures are expected to be financed by internally generated funds. Approximately 67% of the projected 1996 expenditures are planned for expansion and cost reduction, 27% for replacement and maintenance and 6% for environmental projects.

1994 COMPARED WITH 1993

IN 1994 THE COMPANY DEVELOPED NEW INITIATIVES TO IMPROVE EFFICIENCY AND ELIMINATE WASTE, SHARPEN ITS FOCUS ON CUSTOMER SATISFACTION AND TARGET FOREIGN GROWTH OPPORTUNITIES. PRODUCTIVITY PROGRAMS STARTED SINCE 1991 CONTINUED TO ENHANCE AND GROW THE BUSINESS. One new initiative - Operational Excellence - will enhance productivity programs by redesigning the Company's basic processes to remove variations and improve manufacturing yields as well as by implementing measurement tools to monitor our progress. Another initiative - Customer Partnerships - involves customers in designing the Company's products, while reducing cycle times in engineering, manufacturing and product support. The Company will start training employees in 1995 in Total Quality Leadership Phase II to provide natural work teams with analytical tools for achieving process improvements.

DURING 1994 THE COMPANY LAID THE FOUNDATION FOR GROWTH IN 1995 AND BEYOND:

Aerospace acquired Lycoming Engine in October 1994. This acquisition extends the Engines group's product offerings in the robust regional aircraft market as well as into helicopter and other commercial and military applications for turbine engines. To reduce costs and improve competitiveness in its core product lines, Aerospace consolidated 12 businesses into four integrated units and merged its sales and service organizations into a single group. During the year Aerospace introduced new high-technology products to enhance flight safety and also agreed to form a number of strategic alliances in Japan and China to better position itself as a global supplier and to secure a share of the fast-growing markets in the Asia/Pacific region.

Globalization is also a key factor in Automotive's growth strategy. The Company acquired Ford's spark plug plant in the U.K., which had 1993 sales of about $20 million, and a seat belt manufacturer in Italy, owned by the Fiat Group, which had annual sales of approximately $34 million. Automotive began construction of a $27 million turbocharger plant in Shanghai, China and has entered into joint venture agreements to produce air bag inflators in Italy, to distribute aftermarket products throughout Europe and to supply brake boosters from Spain for vehicles built in Europe by Japanese manufacturers. In November 1994 the Company acquired the seat belt business of General Safety Corporation, a supplier to General Motors Corporation and Ford. General Safety had 1994 sales of about $95 million.

Engineered Materials began manufacturing environmentally-safer alternatives to CFCs at a new $70 million facility in Geismar, Louisiana and acquired the small CFC business of Akzo N.V. in the Netherlands. A joint venture agreement with General Motors to produce coated automotive catalytic converter substrates was signed in November 1994. The venture strengthens the technology and manufacturing capacity of both companies.

RESULTS OF OPERATIONS. The Company's sales and earnings expanded to record levels in 1994. The Company grew through new product introductions and niche acquisitions and by gaining market share in an expanding worldwide economy. Internal restructuring and productivity improvements drove earnings significantly higher.

NET SALES in 1994 were $12,817 million, an increase of 8% over last year. Of the $990 million increase, $880 million was the result of strong volume gains by the Automotive and Engineered Materials segments and $442 million from the consolidation of recent acquisitions, offset in part by a $163 million reduction for disposed businesses, $131 million due to lower prices mainly in the Automotive segment and $38 million due to unfavorable foreign exchange fluctuations.

INCOME FROM OPERATIONS of $1,152 million in 1994 improved by $198 million, or 21%. Excluding the nonrecurring items in 1993 (see Note 3 of Notes to Financial Statements for information), income from operations improved by $214 million, or 23%. Aerospace's income increased 12%; Automotive was 17% higher and Engineered Materials had a 30% gain. Operating margins increased from 7.9% in 1993 to 9.0% in 1994 and productivity increased by 6.2% over last year reflecting business consoli-dations, cycle time reductions, materials management initiatives and unit sales increases. See the detailed discussion of net income below for information by industry segment.

OTHER INCOME (EXPENSE), a $27 million loss, compares with a loss of $9 million in 1993 reflecting higher minority interest as a result of the formation in late 1993 of a venture with a subsidiary of Knorr-Bremse in the U.S. and reduced interest income from investments in short-term securities. Reduced foreign exchange costs on forward contracts had a favorable impact.

INTEREST AND OTHER FINANCIAL CHARGES of $143 million decreased by $14 million, or 9%, from 1993 because of refunding a number of debt issues at lower interest rates and a reduced level of outstanding debt. Higher interest rates on floating rate borrowings partially offset such savings.

THE EFFECTIVE TAX RATE in 1994 was 31.7% compared with 27.9% in 1993. The 3.8 percentage point increase in 1994 was due to a higher level of earnings subject to the U.S. statutory rate, additional non-deductible expenses in 1994 and the absence of the favorable impact of a rate increase on the 1993 beginning-of-the-year deferred tax balances as a result of the 1993 Tax Act. See
Note 6 of Notes to Financial Statements for further information.

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

                                                                        ADJUSTED
Aerospace                     NET SALES         NET INCOME            NET INCOME
--------------------------------------------------------------------------------
1994                            $ 4,623              $ 260                 $ 260
--------------------------------------------------------------------------------
1993                              4,530                225                   229
--------------------------------------------------------------------------------
Increase                        $    93              $  35                 $  31
--------------------------------------------------------------------------------


Aerospace's sales increased 2% over last year. The acquisitions of the Lycoming Engine and Sundstrand Data Control operations and contract settlements with the U.S. Air Force contributed significantly to the higher sales. The regional airline market continued to grow, but a reduction in military spending and weakness in the commercial aircraft market continued to restrict sales. The Engines group had lower sales of spares and repair and overhaul services to the aftermarket. Government Electronic Systems had lower sales of avionics equipment to the military. Equipment Systems had reduced commercial and military sales, but sales from aircraft landing systems' repair and overhaul operations were higher, in part reflecting new business. Commercial Avionics Systems had lower sales mainly of TCAS II, reflecting the completion of the airline industry retrofit program. Sales were reduced by the mid-year 1994 dispositions of the actuation and hangar businesses.


Overall, the Company's 1994 sales to the DoD, as a prime contractor and subcontractor, declined by 7% compared with 1993 because of reduced defense spending. Sales to the commercial and foreign government markets increased by 5%, while sales to NASA and other U.S. government agencies increased by 13% in 1994. Sales to the DoD accounted for 28% of Aerospace's total sales, a decrease of 3 percentage points compared with 1993.

Although  sales were up only  slightly,  Aerospace's  net income  increased  14%
compared with last year's adjusted net income. Cost savings from business consolidations, materials management and other productivity programs, especially in the Engines group, contributed to significantly higher income. The Engines group also had lower engineering expense on certain major programs that were winding down. Government Electronic Systems had favorable contract settlements and Equipment Systems had higher income from commercial aftermarket sales of aircraft landing systems. The benefits from the productivity programs offset the continued contraction of military spending and softness in the commercial aircraft market.

At December 31, 1994 and 1993 the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,803 and $1,861 million, respectively. Total backlog, including commercial contracts, at year-end 1994 and 1993 was $4,730 and $4,773 million, respectively.

                                                                        ADJUSTED
Automotive                    NET SALES         NET INCOME            NET INCOME
--------------------------------------------------------------------------------
1994                            $ 4,922              $ 215                 $ 215
--------------------------------------------------------------------------------
1993                              4,506                228                   186
--------------------------------------------------------------------------------
Increase/(Decrease)             $   416              $ (13)                $  29
--------------------------------------------------------------------------------













Automotive's sales were up 9% compared with 1993. Demand was substantially higher for braking systems, turbochargers and safety restraints. Strong OE markets and new product introductions increased sales for North American and European brakes and air bags. Sales of ABS increased in 1994, reflecting new business with Ford and Chrysler due in part to the introduction of the Company's advanced traction control system. Hybrid inflator technology spurred significantly higher sales of air bag systems. Strong diesel truck sales in North America and greater demand for diesel-powered cars in Europe led to significantly higher turbocharger sales. Turbocharger plants operated at capacity to satisfy the heavy demand. North American truck brake systems, which benefited from strong OE medium and heavy truck demand, had increased sales. Sales of European truck brake systems are no longer consolidated, following the 1993 venture with Knorr-Bremse.

Automotive's adjusted net income increased 16% reflecting higher sales for turbochargers, braking systems, truck brakes and air bags. OE sales were very strong in the North American market, and European businesses strengthened due to the economic turnaround occurring mainly in France and Spain. Income growth was limited by temporary capacity constraints in the turbocharger business. Productivity improvements, plant rationalization and materials management throughout the segment also contributed to the significantly higher earnings.

                                                                        ADJUSTED
Engineered Materials          NET SALES         NET INCOME            NET INCOME
--------------------------------------------------------------------------------
1994                            $ 3,272              $ 330                 $ 330
--------------------------------------------------------------------------------
1993                              2,791                273                   276
--------------------------------------------------------------------------------
Increase                        $   481              $  57                 $  54
--------------------------------------------------------------------------------

Engineered Materials' sales increased 17% because of strong automotive, housing, industrial and electronics markets. Higher sales volumes of industrial and carpet fibers also reflect shipments from the new polyester facility in France and the acquisition of a carpet nylon business in Europe. Laminates grew significantly through continued globalization and market share gains. Fluorine products had improved sales of environmentally-safer CFC substitutes as additional capacity was added during the year and as a result of recent acquisitions. Environmental catalysts had strong sales to the OE automotive industry. Plastics had higher sales to the automotive, packaging and distributor markets. Amorphous metals expanded sales to the article surveillance and transformer markets.

Adjusted net income for Engineered Materials was up 20% reflecting higher sales volumes for all businesses as well as operating efficiencies. The laminate systems business had strong earnings on substantially higher sales. Fluorine products had higher income reflecting increased CFC substitute capacity and cost reductions, although pricing pressures limited gains. The amorphous metals, performance chemicals and uranium hexafluoride businesses had increased income on higher sales. Carpet and industrial fibers had substantially higher earnings on increased sales volumes and prices, but these gains were mostly offset by higher raw material costs and by start-up costs at the Longlaville facility. Higher profit contributions were also realized from Engineered Materials' joint ventures - Paxon and UOP.

REGARDING  ENVIRONMENTAL  MATTERS,   remedial  response  and  voluntary  cleanup
expenditures were $66 and $65 million in 1994 and 1993, respectively.

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

FINANCIAL CONDITION. Cash flow from operating activities exceeded $1 billion for the third consecutive year, allowing the Company to continue to invest heavily in its growth initiatives - particularly acquisitions and increases in capacity. Additional working capital investment required to support the Company's sales growth during 1994 impacted further cash flow improvements. High levels of operating cash flow, together with major debt repayments and increases in retained earnings have resulted in a significant improvement in the Company's financial position in recent years.

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

THE MAXIMUM AMOUNT OF BORROWING available under the Company's Credit Agreements was $900 million. The Credit Agreements support the issuance of commercial paper as well as outstanding floating rate ESOP notes. There was no commercial paper outstanding at year-end 1994 and $164 million at the end of 1993. Commercial paper borrowing reached a high of $516 million during 1994. Outstanding ESOP notes, at favorable floating interest rates, totaled $217 and $259 million at December 31, 1994 and 1993, respectively.

TOTAL DEBT at year-end 1994 was $1,687 million, a decrease of $273 million, primarily as a result of paying down commercial paper and a redemption of a deutsche mark bond issue. Long-term debt was reduced by $178 million. The Company's total debt as a percent of capital was 34.1% at December 31, 1994, down from 42.7% at year-end 1993. Long-term debt to capital was 30.4% at year-end 1994, down from 37.9% at year-end 1993. See Note 13 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreements.

THE COMPANY REPURCHASED 2.9 MILLION SHARES OF COMMON STOCK for $103 million in 1994. Common stock was repurchased in 1994 to meet expected requirements for shares issued under employee benefit plans and a shareowner dividend reinvestment plan. At year-end the Company had 75.1 million shares of common stock held in treasury carried at $1,505 million.

CAPITAL EXPENDITURES during 1994 were $639 million, a decrease of $79 million from the $718 million spent in 1993. Spending by the segments and Corporate since 1993 is shown in Note 23 of Notes to Financial Statements.
--------------------------------------------------------------------------------
SAFE HARBOR STATEMENT under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

Consolidated Statement of Income     AlliedSignal Inc.


Years ended December 31      (dollars in millions except per share amounts)                 1995              1994             1993
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                               $ 14,346          $ 12,817        $ 11,827
-----------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                                        11,539            10,299           9,551
Selling, general and administrative expenses                                               1,503             1,366           1,338
Nonrecurring items                                                                            44                --             (16)
-----------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                                  13,086            11,665          10,873
-----------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                                     1,260             1,152             954
Equity in income of affiliated companies                                                     191               129             122
Other income (expense)                                                                       (22)              (27)            (9)
Interest and other financial charges                                                        (168)             (143)           (157)
-----------------------------------------------------------------------------------------------------------------------------------
Income before taxes on income                                                              1,261             1,111             910
Taxes on income                                                                              386               352             254
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                            875               759             656
Cumulative effect of change in accounting principle                                           --                --            (245)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $    875          $    759        $    411
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share of common stock: (a)
Before cumulative effect of change in accounting principle                              $   3.09          $   2.68        $   2.31
Cumulative effect of change in accounting principle                                           --                --            (.86)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                            $   3.09          $   2.68        $   1.45
-----------------------------------------------------------------------------------------------------------------------------------

(a) Earnings per share of common stock are based upon the following weighted average number of shares: 1995, 283,437,773 shares; 1994, 283,446,399 shares and 1993, 283,233,078 shares. No dilution results from outstanding common stock equivalents.


Consolidated Statement of Retained Earnings


Years ended December 31     (dollars in millions except per share amounts)                  1995             1994             1993
-----------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                            $  1,613         $  1,023         $    747
Net income                                                                                   875              759              411
Other                                                                                         44               11               27
Common stock dividends
   (1995--$.78 per share; 1994--$.6475 per share; 1993--$.58 per share)                     (217)            (180)            (162)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                   $ 2,315         $  1,613         $  1,023
-----------------------------------------------------------------------------------------------------------------------------------

The "Notes to Financial Statements" are an integral part of these statements.

Consolidated Balance Sheet  AlliedSignal Inc.


December 31 (dollars in millions)                                                                              1995            1994
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                                                                  $    540       $    508
Accounts and notes receivable                                                                                 1,751          1,697
Inventories                                                                                                   1,991          1,743
Other current assets                                                                                            608            637
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                          4,890          4,585

Investments and long-term receivables                                                                           479            475
Property, plant and equipment--net                                                                            4,742          4,260
Cost in excess of net assets of acquired companies--net                                                       1,572          1,349
Other assets                                                                                                    782            652
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                               $ 12,465       $ 11,321
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                                                                           $  1,385       $  1,296
Short-term borrowings                                                                                           397            133
Commercial paper                                                                                                 58             --
Current maturities of long-term debt                                                                            189            130
Accrued liabilities                                                                                           1,775          1,832
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                     3,804          3,391

Long-term debt                                                                                                1,366          1,424
Deferred income taxes                                                                                           551            406
Postretirement benefit obligations other than pensions                                                        1,864          1,790
Other liabilities                                                                                             1,288          1,328


SHAREOWNERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Capital--common stock--Authorized 500,000,000 shares
   (par value $1 per share); issued: 358,228,742 shares                                                         358            358
   --additional paid-in capital                                                                               2,489          2,458
Common stock held in treasury, at cost:
   1995--75,459,178 shares; 1994--75,096,896 shares                                                          (1,658)        (1,505)
Cumulative foreign exchange translation adjustment                                                               61             18
Unrealized holding gain on equity securities                                                                     27             40
Retained earnings                                                                                             2,315          1,613
-----------------------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                                     3,592          2,982
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                                                  $ 12,465       $ 11,321
-----------------------------------------------------------------------------------------------------------------------------------

The "Notes to Financial Statements" are an integral part of this statement.

Consolidated Statement of Cash Flows  AlliedSignal Inc.

Years ended December 31 (dollars in millions)                                                    1995        1994        1993
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                    $   875      $  759      $  411
 Adjustments to reconcile net income to net cash flows from operating activities:
 Cumulative effect of change in accounting principle                                               --          --         245
 Nonrecurring items                                                                                39          --         (59)
 Streamlining and restructuring                                                                    --        (180)       (217)
 Depreciation and amortization (includes goodwill)                                                612         560         547
 Undistributed earnings of equity affiliates                                                      (59)        (10)        (34)
 Deferred taxes                                                                                   198         180         110
 Decrease (increase) in accounts and notes receivable                                             134        (195)         91
 Decrease (increase) in inventories                                                              (141)        134         123
 Decrease (increase) in other current assets                                                       35         (65)         14
 Increase in accounts payable                                                                      16         113          20
 Increase (decrease) in accrued liabilities                                                      (245)        (56)        151
 Other                                                                                           (248)       (197)       (222)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash flow provided by operating activities                                                  1,216       1,043       1,180
-----------------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
Expenditures for property, plant and equipment                                                   (746)       (639)       (718)
Proceeds from disposals of property, plant and equipment                                           46          54          37
Decrease in investments and long-term receivables                                                  27          32          48
(Increase) in other investments                                                                    (4)         (8)        (31)
Cash paid for acquisitions                                                                       (499)       (531)       (244)
Proceeds from sales of businesses                                                                  72         130         129
Decrease (increase) in marketable securities                                                       --          90         (40)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash flow (used for) investing activities                                                  (1,104)       (872)       (819)
-----------------------------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in commercial paper                                                        58        (164)        160
Net increase (decrease) in short-term borrowings                                                  253          64         (88)
Proceeds from issuance of common stock                                                            104          43         143
Proceeds from issuance of long-term debt                                                          108           7         131
Payments of long-term debt                                                                       (147)       (215)       (355)
Repurchases of common stock                                                                      (239)       (103)       (229)
Cash dividends on common stock                                                                   (217)       (180)       (162)
Redemption of common stock purchase rights                                                         --          (7)         --
-----------------------------------------------------------------------------------------------------------------------------------
Net cash flow (used for) financing activities                                                     (80)       (555)       (400)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                               32        (384)        (39)
Cash and cash equivalents at beginning of year                                                    508         892         931
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                      $   540      $  508      $  892
-----------------------------------------------------------------------------------------------------------------------------------

The "Notes to Financial Statements" are an integral part of this statement.

Notes to Financial Statements   AlliedSignal Inc.

(dollars in millions except per share amounts)

Note 1
--------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ALLIEDSIGNAL INC. is a global, advanced technology and manufacturing company. The Company's principal lines of business are aerospace, automotive and engineered materials (chemicals, fibers, plastics and advanced materials). The principal markets for aerospace products are the U.S. and foreign governments, aircraft manufacturers, commercial airlines and dealers and distributors of general aviation products. Automotive products are sold to worldwide manufacturers of passenger cars, light, medium and heavy trucks, buses and off-highway vehicles and the independent aftermarket and passenger car/truck dealers. Engineered materials have applications for numerous industries including automotive, carpeting, refrigeration, construction, electronics, computer and utilities, among others.

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of AlliedSignal Inc. and majority-owned subsidiaries. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) method for certain qualifying domestic inventories and the first-in, first-out (FIFO) or the average cost method for other inventories.

INVESTMENTS AND LONG-TERM RECEIVABLES are carried at market value if readily determinable or cost. Investments in affiliates over which significant influence is exercised are accounted for using the equity method of accounting.

PROPERTY, PLANT AND EQUIPMENT are carried at cost and are generally depreciated using estimated service lives, which range from 3 to 40 years. For the financial statements, depreciation is computed principally on the straight-line method.

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES is being amortized on a straight-line basis over appropriate periods ranging from 20 to 40 years. The cumulative amount of goodwill amortized at December 31, 1995 and 1994 is $407 and $358 million, respectively.

POSTEMPLOYMENT BENEFITS for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of Financial Accounting Standards Board (FASB) Statement No. 112--"Employers' Accounting for Postemployment Benefits" (FASB No. 112), effective January 1, 1993. FASB No. 112 requires the Company to accrue the cost of certain benefits, including severance, workers' compensation and health care coverage, over an employee's service life. A one-time charge for the adoption of FASB No. 112 of $396 million (after-tax $245 million, or $0.86 a share) was recognized as the cumulative effect of a change in accounting principle in 1993. The 1993 ongoing expense was $18 million (after-tax $11 million, or $0.04 a share). The Company uses the services of an enrolled actuary to calculate postemployment costs. The Company previously expensed the cost of such benefits on a pay-as-you-go basis or recognized the impact at the time of a specific event.

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

ENVIRONMENTAL expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally on the completion of feasibility studies or the settlement of claims, but in no event later than the Company's commitment to a plan of action. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 1995 and 1994 were $90 and $364 million and $78 and $416 million, respectively.

INTEREST RATE AND FOREIGN CURRENCY FORWARD, OPTION AND SWAP AGREEMENTS are accounted for as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated and effective as a hedge of such items. Agreements qualifying for hedge accounting are accounted for as follows:

  Changes in the amount to be received or paid under interest rate swap agreements are recognized in Interest and Other Financial Charges.

  Gains and losses on foreign currency agreements used to hedge assets and liabilities, or net investments in foreign subsidiaries, are recognized in Other Income (Expense) or Cumulative Foreign Exchange Translation Adjustment, respectively.

  Gains and losses on foreign currency agreements used to hedge firm foreign currency commitments, and purchased foreign currency options used to hedge anticipated foreign currency transactions, are recognized in the measurement of the hedged transaction when the transaction occurs.

Changes in the fair value of agreements not qualifying for hedge accounting are recognized in Other Income (Expense).

The carrying value of each agreement is reported in Accounts and Notes Receivable, Other Current Assets, Accounts Payable or Accrued Liabilities, as appropriate.

INCOME TAXES are based on the asset and liability approach. Deferred tax liabilities or assets reflect the impact of temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are subsequently adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely. Deferred income taxes have not been provided on approximately $278 million of undistributed earnings of foreign affiliated companies which are considered
                                                                              29
to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.

Note 2
--------------------------------------------------------------------------------
ACQUISITIONS

In 1995 the Company  acquired The Budd  Company's  Wheel & Brake  Division (Budd
Wheel & Brake) for approximately $160 million in cash. Budd Wheel & Brake manufactures rotors, hubs, drums and related assemblies for passenger cars and light trucks; steel disc wheels for heavy trucks; demountable rims; and hub and drum assemblies for medium- and heavy-duty vehicles and had 1994 sales of over $300 million. In addition, the Company acquired a 95.8% interest in Riedel-de Haen AG from Hoechst AG for $245 million in cash. Riedel-de Haen AG is a specialty chemicals manufacturer located in Germany. The business had 1994 sales of approximately $250 million.

In 1994 the Company acquired the Lycoming Turbine Engine Division of Textron Inc. (Lycoming Engine) for $375 million in cash and the assumption of certain liabilities. During 1995 the Company received $28 million in final settlement of the purchase price. The business had 1994 sales of $550 million. Lycoming Engine manufactures turbofan engines for regional airlines, helicopter engines for commercial, military and utility aircraft, military tank engines and marine propulsion engines.

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

The Company also made a number of smaller acquisitions in 1995, 1994 and 1993.

Note 3
--------------------------------------------------------------------------------
NONRECURRING ITEMS

The 1995 nonrecurring items consist of a provision of $115 million (after-tax $71 million, or $0.25 a share) relating to management's decision to exit the anti-lock braking systems (ABS) business. The provision consists of the revaluation of the Company's ABS assets to their fair market value and certain other closure costs. Also included is a gain of $71 million (after-tax $71 million, or $0.25 a share) from the transfer of the assets of the Company's high-density polyethylene (HDPE) business joint venture, Paxon Polymer Company, L.P. (Paxon), to Exxon Chemical Company (Exxon).

The 1993 nonrecurring items consist of a gain of $89 million (after-tax $50 million, or $0.17 a share) from the formation of an alliance of the Company's air-brake control and related product operations for heavy trucks with those of Knorr-Bremse AG, partly offset by a provision totaling $73 million (after-tax $49 million, or $0.17 a share) covering transaction and other costs, including formation costs, relating to Knorr-Bremse and other business ventures as well as the cost of several legal actions.

Note 4
--------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)

Years ended December 31                                  1995        1994        1993
-------------------------------------------------------------------------------------
Interest income and other                             $    35      $   29      $   41
Minority interests                                        (36)        (30)         (7)
Foreign exchange (loss) (1)                               (21)        (26)        (43)
-------------------------------------------------------------------------------------
                                                      $   (22)     $  (27)     $   (9)
-------------------------------------------------------------------------------------

(1) Includes the amortization of premiums for foreign currency forward exchange contracts of $(3), $(12) and $(38) million, in each of the respective years. In part, the contracts, in conjunction with domestic borrowings, were utilized to finance certain foreign operations and contributed to lower expense on the "Interest and Other Financial Charges" line.

Note 5
--------------------------------------------------------------------------------
INTEREST AND OTHER FINANCIAL CHARGES

Years ended December 31                                  1995        1994        1993
-------------------------------------------------------------------------------------
Total interest and other
 financial charges                                    $   189      $  166      $  186
Less--Capitalized interest                                (21)        (23)        (29)
-------------------------------------------------------------------------------------
                                                      $   168      $  143      $  157
-------------------------------------------------------------------------------------

















Note 6
--------------------------------------------------------------------------------
TAXES ON INCOME

Years ended December 31                                  1995        1994       1993
------------------------------------------------------------------------------------

INCOME BEFORE TAXES
ON INCOME
------------------------------------------------------------------------------------
United States                                         $ 1,101     $   973      $ 799
Foreign                                                   160         138        111
------------------------------------------------------------------------------------
                                                      $ 1,261     $ 1,111      $ 910
------------------------------------------------------------------------------------



Years ended December 31                                  1995        1994       1993
------------------------------------------------------------------------------------
TAXES ON INCOME
------------------------------------------------------------------------------------
United States                                         $   347     $   297      $ 244
Foreign                                                    39          55         10
------------------------------------------------------------------------------------
                                                      $   386     $   352      $ 254
------------------------------------------------------------------------------------


Years ended December 31                                  1995        1994       1993
------------------------------------------------------------------------------------
Taxes on income consist of:
Current:
 United States                                        $   118     $    98      $  95
 State                                                     25          34         25
 Foreign                                                   44          40         24
------------------------------------------------------------------------------------
                                                          187         172        144
------------------------------------------------------------------------------------
Deferred:
 United States                                            192         129         99
 State                                                     12          36         25
 Foreign                                                   (5)         15        (14)
------------------------------------------------------------------------------------
                                                          199         180        110
------------------------------------------------------------------------------------
                                                      $   386     $   352      $ 254
------------------------------------------------------------------------------------


Years ended December 31                                                                         1995            1994          1993
----------------------------------------------------------------------------------------------------------------------------------
The principal items accounting for the difference in taxes on income computed at the U.S. statutory rate and as recorded on an overall basis are as follows:
  Statutory U.S. federal income tax rate                                                        35.0%           35.0%         35.0%
  Taxes on foreign earnings (under) U.S. tax rate                                               (1.7)            (.6)         (2.4)
  Asset basis differences                                                                       (2.0)           (3.3)         (1.7)
  Nondeductible amortization                                                                     1.1             1.0           1.2
  State income taxes                                                                             1.6             3.9           3.3
  Tax benefits of Foreign Sales Corporation                                                     (1.5)           (1.4)         (1.9)
  Dividends received deduction                                                                   (.1)            (.1)          (.2)
  ESOP dividend tax benefit                                                                      (.8)            (.9)          (.9)
  Impact of rate change on beginning-of-the-year deferred tax balances                            --              --          (1.5)
  All other items--net                                                                          (1.0)           (1.9)         (3.0)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                30.6%           31.7%         27.9%
-----------------------------------------------------------------------------------------------------------------------------------



December 31                                                                      1995         1994
--------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES
--------------------------------------------------------------------------------------------------
Included in the following balance sheet accounts:
Other current assets                                                              $  431    $  483
Other assets                                                                         180       124
Accrued liabilities                                                                  (16)       --
Deferred income taxes                                                               (551)     (406)
---------------------------------------------------------------------------------------------------
                                                                                  $   44    $  201
---------------------------------------------------------------------------------------------------



December 31                                                                         1995      1994
--------------------------------------------------------------------------------------------------

DEFERRED TAX ASSETS/(LIABILITIES)
--------------------------------------------------------------------------------------------------
The temporary  differences  and  carryforwards  which give rise to  deferred tax assets and liabilities are as follows:
Property, plant and equipment basis differences                                   $ (844)   $ (793)
Postretirement benefits other than pensions                                          750       741
Postemployment benefits                                                               76       106
Investment and other asset basis differences                                        (496)     (515)
Nonrecurring items                                                                   252       265
Other accrued items                                                                  389       423
Other tax credits                                                                    --         31
Alternative minimum tax credit                                                       --         12
Foreign net operating losses                                                         241       181
U.S. capital loss                                                                     16        22
All other items--net                                                                (285)     (199)
---------------------------------------------------------------------------------------------------
                                                                                      99       274
Valuation allowance                                                                  (55)      (73)
---------------------------------------------------------------------------------------------------
                                                                                  $   44    $  201
----------------------------------------------------------------------------------------------------

The foreign net operating losses relate to several countries. Such losses are available to reduce income tax payments in the future, subject to varying expiration rules. The U.S. capital loss is available to offset income tax payments on capital gains through 1997.




Note 7
--------------------------------------------------------------------------------
ACCOUNTS AND NOTES RECEIVABLE

December 31                                                                         1995      1994
--------------------------------------------------------------------------------------------------
Trade                                                                             $1,477    $1,526
Other                                                                                308       204
--------------------------------------------------------------------------------------------------
                                                                                   1,785     1,730
Less--Allowance for doubtful accounts
   and refunds                                                                       (34)      (33)
--------------------------------------------------------------------------------------------------
                                                                                  $1,751    $1,697
--------------------------------------------------------------------------------------------------















The Company is a party to agreements under which it can sell undivided interests in designated pools of trade accounts receivable up to $500 million (average outstanding was $500 million during 1995 and 1994). New receivables are sold under the agreements as previously sold receivables are collected. During 1995 this represented an average collection period of 47 days or a replacement of receivables of approximately eight times. At both December 31, 1995 and 1994 customer accounts receivable on the Consolidated Balance Sheet have been reduced by $500 million reflecting such sales. The Company acts as an agent for the purchasers in the collection and administration of the receivables.

Note 8
--------------------------------------------------------------------------------
INVENTORIES

December 31                                                  1995         1994
-------------------------------------------------------------------------------
Raw materials                                             $   650      $   488
Work in process                                               769          761
Finished products                                             747          711
Supplies and containers                                        98           70
--------------------------------------------------------------------------------
                                                            2,264        2,030
Less--
Progress payments                                            (145)        (160)
Reduction to LIFO cost basis                                 (128)        (127)
--------------------------------------------------------------------------------
                                                          $ 1,991      $ 1,743
--------------------------------------------------------------------------------

Inventories  valued at LIFO  amounted to $286  million at December  31, 1995 and
$267  million  at  December  31,  1994,   which  amounts  were  below  estimated
replacement cost by $128 and $127 million, respectively.

Note 9
--------------------------------------------------------------------------------
OTHER CURRENT ASSETS

December 31                                                  1995          1994
--------------------------------------------------------------------------------
Current-deferred taxes                                    $   431      $   483
Other                                                         177          154
--------------------------------------------------------------------------------
                                                          $   608      $   637
--------------------------------------------------------------------------------

Note 10
--------------------------------------------------------------------------------
INVESTMENTS AND LONG-TERM RECEIVABLES

December 31                                                  1995         1994
--------------------------------------------------------------------------------
Affiliates (1)                                            $   382      $   416
Long-term receivables                                          97           59
--------------------------------------------------------------------------------
                                                          $   479      $   475
--------------------------------------------------------------------------------

(1) Includes unrealized holding gains of $44 and $66 million at December 31, 1995 and 1994, respectively, on equity securities in accordance with FASB No.
115. The cost basis of the equity securities was $25 and $44 million at December 31, 1995 and 1994, respectively.
                                                                              31

At December 31, 1995 the Company had a partnership interest in UOP, a significant joint venture accounted for under the equity method. UOP, a 50% joint venture, is in the process technology and catalyst business. Prior to December 28, 1995 the Company also had a 50% partnership interest in Paxon, a significant joint venture accounted for under the equity method. Paxon manufactures and sells high-density polyethylene resins. On that date, Paxon
transferred  the   HDPE  business  to  Exxon.

Combined selected financial data for these two entities are summarized as follows (Paxon amounts are not included in the 1995 balance sheet below):

Years ended December 31                         1995          1994          1993
--------------------------------------------------------------------------------
Net sales                                     $1,516        $1,251        $1,238
Income from operations                           265           165           151
Income before cumulative effect
 of changes in accounting
 principles (1)                                  219           147           149
Net income (1) (2)                               219           132            90
--------------------------------------------------------------------------------


December 31                                                   1995          1994
--------------------------------------------------------------------------------
Current assets                                              $  419        $  854
Total assets                                                   986         1,523
Current liabilities                                            373           304
Noncurrent liabilities                                         325           351
Equity                                                         288           868
--------------------------------------------------------------------------------

(1) No U.S. taxes have been provided by the entities on partnership income, as the individual partners are responsible for their proportionate share of U.S. taxes payable.
(2) Reflects in 1994 the adoption of FASB No. 106 ($15 million) and in 1993 the adoptions of FASB No. 106 ($37 million) and FASB No. 112 ($22 million).

Note 11
--------------------------------------------------------------------------------
PROPERTY, PLANT & EQUIPMENT

December 31                                                   1995          1994
--------------------------------------------------------------------------------
Land and land improvements                                  $  370        $  333
Machinery and equipment                                      6,528         5,862
Buildings                                                    1,545         1,371
Office furniture and equipment                                 781           702
Transportation equipment                                       173           145
Construction in progress                                       388           379
--------------------------------------------------------------------------------
                                                             9,785         8,792
Less--Accumulated depreciation
   and amortization                                         (5,043)       (4,532)
--------------------------------------------------------------------------------
                                                            $4,742        $4,260
--------------------------------------------------------------------------------

Note 12
--------------------------------------------------------------------------------
ACCRUED LIABILITIES

December 31                                                   1995          1994
--------------------------------------------------------------------------------
Customer advance payments/deposits                          $  182        $  235
Insurance                                                      113           132
Postretirement benefits
   other than pensions                                         122           128
Wages                                                          267           304
Other                                                        1,091         1,033
--------------------------------------------------------------------------------
                                                            $1,775        $1,832
--------------------------------------------------------------------------------


























Note 13
--------------------------------------------------------------------------------
LONG-TERM DEBT AND CREDIT AGREEMENTS

December 31                                                     1995      1994
--------------------------------------------------------------------------------
Employee stock ownership plan
   refunding notes, 6.957% and 7.016%,
   due 1996-1997                                             $    44   $   120
Employee stock ownership plan
   floating rate notes, 4.82%-5.32%,
   due 1996-1999                                                 203       212
6.75% notes, due August 15, 2000                                 100        --
9 7/8% debentures due June 1, 2002                               250       250
9.20% debentures due February 15, 2003                           100       100
Medium term notes, 8.93%-9.28%,
   due 1997-2001                                                 129       129
Zero coupon bonds and money
   multiplier notes, 13.0%-14.26%,
   due 1996-2009                                                 214       278
9 1/2% debentures due June 1, 2016                               100       100
Industrial development bond
   obligations, 4.1%-6.75%, maturing
   at various dates through 2026                                 105       105
Other (including capitalized leases),
   2.0%-15.3%, maturing at various
   dates through 2016                                            122       131
--------------------------------------------------------------------------------
                                                               1,367     1,425
Less--Unamortized discount                                        (1)       (1)
--------------------------------------------------------------------------------
                                                             $ 1,366   $ 1,424
--------------------------------------------------------------------------------

The schedule of principal payments on long-term debt is as follows:



                                                                     LONG-TERM
At December 31, 1995                                                   DEBT(1)
--------------------------------------------------------------------------------
1996                                                                   $   189
1997                                                                       119
1998                                                                       214
1999                                                                       165
2000                                                                       160
Thereafter                                                                 708
--------------------------------------------------------------------------------
                                                                         1,555
Less--Current portion                                                     (189)
--------------------------------------------------------------------------------
                                                                       $ 1,366
--------------------------------------------------------------------------------

(1) Amounts are net of repurchases.

The Company has two credit agreements (Credit Agreements) with a group of 21 banks (Five-Year and 364-Day Credit Agreements) with commitments aggregating $750 million. The funds available under the Credit Agreements may be used for any corporate purpose. Loans under the $375 million Five-Year Credit Agreement are required to be repaid no later than June 30, 2000. Annually, the Company may request that the maturity of the Five-Year Credit Agreement be extended by another year. The Company intends to request an extension of this agreement in 1996. The banks' commitments to lend under the $375 million 364-Day Credit Agreement terminate on June 28, 1996. The Company intends to renegotiate this agreement in 1996. The Company has agreed to pay facility fees of 0.095% per annum and 0.065% per annum on the aggregate commitments for the Five-Year and 364-Day Credit Agreements, respectively, subject to increase or decrease on the Five-Year Agreement in the event of changes in the Company's long-term debt ratings. The Credit Agreements do not restrict the Company's ability to pay dividends or require the Company to maintain a specific net worth. However, they do contain other customary conditions and events of default, the failure to com-ply with, or occurrence of, which would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under either Credit Agreement. Such conditions include the absence of any material adverse change in the ability of the Company to pay its indebtedness when due, and such events of default include (a) non-payment of Credit Agreement debt and interest thereon, (b) non-compliance with the terms of the covenants, (c) cross-default with other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the Credit Agreements if any person or group acquires beneficial ownership of 30% or more of the Company's voting stock or during any 12-month period individuals who were directors of the Company at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Interest on borrowings under the Credit Agreements would be determined, at the Company's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5% above the average CD rate, or 0.5% above the Federal funds rate; or (c) a spread (equal to 15.5 and 18.5 basis points for the Five-Year and 364-Day Credit Agreements, respectively), over the average Eurocurrency rate of three reference banks. The spread over the Eurocurrency rate on the Five-Year Agreement is subject to increase or decrease if the Company's long-term debt ratings change. The Company had no balance outstanding under the Credit Agreements at December 31, 1995. The Credit Agreements presently serve as support for the issuance of commercial paper.

Note 14
--------------------------------------------------------------------------------
LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows:


                                                                          LEASE
At December 31, 1995                                                   PAYMENTS
--------------------------------------------------------------------------------
1996                                                                       $  79
1997                                                                          62
1998                                                                          54
1999                                                                          45
2000                                                                          39
Thereafter                                                                   164
--------------------------------------------------------------------------------
Total                                                                      $ 443
--------------------------------------------------------------------------------

Rent expense of $121, $135 and $128 million was included in costs and expenses for 1995, 1994 and 1993, respectively.

Note 15
--------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS

The Company, as a result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in interest rates and foreign currency exchange rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments utilized include forward, option and swap agreements. The Company does not use financial instruments for trading or other speculative purposes. The Company had no leveraged financial instruments at December 31, 1995.

At December 31, 1995 the Company held  interest  rate swap  agreements  maturing through the year 2000. At December 31, 1995 interest rate swap agreements effectively changed $300 million of fixed-rate debt (average 9.53%) to U.S. commercial paper based floating rate debt (average 8.24%). Based on their terms, these agreements will be terminated by the counterparty if short-term interest rates drop below a predetermined level. Additional interest rate swaps effectively changed $74 million of London Interbank Offer Rate (LIBOR) based floating rate debt (average 5.26%) to fixed rate debt (average 6.92%). At December 31, 1994 interest rate swap agreements effectively changed $82 million of LIBOR based floating rate debt (average 5.21%) to fixed rate debt (average 7.12%).

The Company's exposure to changes in foreign currency exchange rates arises from intercompany loans utilized to finance foreign subsidiaries, receivables, payables and firm commitments arising from international transactions. The Company attempts to have all such transaction exposures hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through derivative financial instruments with third parties using forward or option agreements. The Company currently also uses derivative financial instruments to hedge the Company's exposure to changes in foreign currency exchange rates for the translated U.S. dollar value of the net income of a number of foreign subsidiaries. Forward and option agreements used to hedge net income are reflected at fair value. The Company's principal foreign currency exposures relate to the French franc, the German deutsche mark, the British pound and the U.S. dollar. At December 31, 1995 the Company held or had written foreign currency forward agreements maturing through 1997. The Company uses some of these agreements to reduce exposures to changes in foreign currency exchange rates and to reduce the risk that such changes would adversely affect its results of operations or financial condition. In addition, some of these instruments are hedges of firmly committed transactions and forecasted transactions that will or are expected to occur through 1996.














Financial instruments expose the Company to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. The Company manages exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. The Company's financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments. The Company also has procedures to monitor the impact of market risk on the fair value and costs of its financial instruments considering reasonably possible changes in interest and currency rates. The Company manages market risk by restricting the use of derivative financial instruments to hedging activities and by limiting potential interest and currency rate exposures to amounts that are not material to the Company's consolidated results of operations and cash flows. Because of the above practices and procedures, management believes that the Company's credit and market risk exposures from financial instruments are not significant at December 31, 1995.

The values of the Company's outstanding derivative financial instruments at December 31, 1995 and 1994 are as follows:


                                                 NOTIONAL
                                                PRINCIPAL       FAIR    CARRYING
December 31, 1995                                  AMOUNT      VALUE       VALUE
--------------------------------------------------------------------------------
Interest rate swap agreements held              $    374   $     (4)   $     --
Foreign currency forward
 agreements held                                     630         (4)         (4)
Foreign currency forward
 agreements written                                1,311        (11)        (13)
--------------------------------------------------------------------------------

December 31, 1994
--------------------------------------------------------------------------------
Interest rate swap agreements held              $     82   $      6    $      1
Foreign currency forward
 agreements held                                     953         21          18
Foreign currency forward
 agreements written                                1,130        (24)        (28)
Foreign currency options held                        276          2           2
--------------------------------------------------------------------------------


The only other material financial instruments that are not carried on the Consolidated Balance Sheet at amounts which approximate fair values are certain debt instruments. The carrying values of long-term debt and related current maturities (excluding capitalized leases of $43 and $47 million at year-end 1995 and 1994, respectively) are $1,512 and $1,507 million and the fair values are $1,733 and $1,590 million at December 31, 1995 and 1994, respectively. The fair values are estimated based on the quoted market price for the issues (if traded) or based on current rates offered to the Company for debt of the same remaining maturity and characteristics.

Note 16
--------------------------------------------------------------------------------
CAPITAL STOCK

The Company is authorized to issue up to 20,000,000 shares of preferred stock without par value and may establish series of preferred stock having such number of shares and such terms as it may determine.

The Company is authorized to issue up to 500,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There is no restriction on dividends or the repurchase or redemption of common stock by the Company. The Company has remaining authority to repurchase from time to time up to 8.1 million shares of common stock.

                                                                                                           COMMON
                                                                                         SHARES            STOCK/
                                                                                    OUTSTANDING           PAID-IN          TREASURY
                                                                                   (IN MILLIONS)          CAPITAL             STOCK
-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992                                                             283.8             $ 2,782          $ (1,336)
Purchased under repurchase
   programs                                                                            (6.7)                 --              (220)
Used for Dividend Reinvestment
   Plan                                                                                  .1                  --                 3
Used for employee benefit plans
   (including related tax benefits)                                                     6.6                  29               116
---------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1993                                                             283.8               2,811            (1,437)
Purchased under repurchase
   programs                                                                            (2.9)                 --              (103)
Used for Dividend Reinvestment
   Plan                                                                                  .2                  --                 3
Used for employee benefit plans
   (including related tax benefits)                                                     2.0                  12                32
Redemption of common stock
   purchase rights                                                                       --                  (7)               --
---------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1994                                                             283.1               2,816            (1,505)
Purchased under repurchase
   programs                                                                            (5.5)                 --              (239)
Used for Dividend Reinvestment
   Plan                                                                                  .2                  --                 3
Used for employee benefit plans
   (including related tax benefits)                                                     5.0                  31                83
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995                                                             282.8             $ 2,847          $ (1,658)
---------------------------------------------------------------------------------------------------------------------------------
















Note 17
--------------------------------------------------------------------------------
STOCK OPTIONS AND AWARDS

The Company has a 1993 Stock Plan and a 1985 Stock Plan available to grant options and other related benefits to employees. Under both plans, the Company may grant incentive and non-qualified stock options, stock appreciation rights
(SARs), restricted shares and restricted units (Units) to officers and other employees. SARs entitle an optionee to surrender unexercised stock options for cash or stock equal to the excess of the fair market value of the surrendered shares over the option value of such shares. The 1993 Stock Plan provides for the annual grant of awards in an amount not in excess of 1.5% of the total shares issued (including shares held in treasury) on December 31 of the year preceding the year of the award. Any shares that are available for awards that are not utilized in a given year will be available for use in subsequent years. Units have been granted to certain employees, which entitle the holder to receive shares of common stock. At December 31, 1995 there were 1,261,688 Units outstanding, including 304,500 Units granted in 1995, the restrictions on which generally lapse over periods not exceeding ten years from date of grant. Incentive stock options have a term determined by the Management Development and Compensation Committee of the Board (Committee), but not in excess of ten years. Non-qualified stock options have been granted with terms of up to ten years and one day. An option becomes exercisable at such times and in such installments as set by the Committee. Options generally become exercisable over a three-year period.




Stock Options                                                  NUMBER OF SHARES
--------------------------------------------------------------------------------
Outstanding at December 31, 1992                                      18,830,264
Granted at $29.13 - $36.94 per share                                   5,949,990
Less --
Exercised at $10.34 - $34.35 per share                                 4,986,618
Lapsed or canceled                                                       145,190
Surrendered upon exercise of SARs                                         30,000
--------------------------------------------------------------------------------
Outstanding at December 31, 1993                                      19,618,446
Granted at $33.57 - $39.07 per share                                   6,809,010
Less --
Exercised at $13.75 - $35.91 per share                                 1,693,567
Lapsed or canceled                                                       344,720
Surrendered upon exercise of SARs                                         17,450
--------------------------------------------------------------------------------
Outstanding at December 31, 1994                                      24,371,719
Granted at $35.57 -$48.63 per share                                    5,944,090
Less --
Exercised at $13.75 - $39.07 per share                                 4,199,415
Lapsed or canceled                                                       358,567
--------------------------------------------------------------------------------
Outstanding at December 31, 1995,
   $14.35 - $48.63 per share                                          25,757,827
--------------------------------------------------------------------------------
Exercisable at December 31, 1995                                      14,052,739
--------------------------------------------------------------------------------
Available for grant at December 31, 1994                               4,739,240
--------------------------------------------------------------------------------
Available for grant at December 31, 1995                               4,052,748
--------------------------------------------------------------------------------

The Company also has a Stock Plan for Non-Employee Directors (Directors) under which restricted shares and options are granted. New Directors receive grants of 1,500 shares of common stock, subject to certain restrictions. In addition, each Director will be granted an option to purchase 1,000 shares of common stock each year on the date of the annual meeting of shareowners. The Company has set aside 225,000 shares for issuance under the Directors plan. Options generally become exercisable over a three-year period and have a term of ten years. All options were granted at not less than fair market value at dates of grant.

Treasury shares of common stock have been used upon exercise of stock options. Differences between the cost of treasury stock used and the total option price of shares exercised have been reflected in retained earnings.

Note 18
--------------------------------------------------------------------------------
CUMULATIVE FOREIGN EXCHANGE TRANSLATION
ADJUSTMENT

December 31                                           1995       1994      1993
--------------------------------------------------------------------------------
Balance at beginning of year                         $  18      $  (7)   $   58
Translation adjustment and
   impact of hedges and
   intercompany balances                                43         25       (65)
--------------------------------------------------------------------------------
                                                     $  61      $  18    $   (7)
--------------------------------------------------------------------------------

Note 19
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability and environmental, safety and health matters. One such lawsuit was brought by the B.F. Goodrich Company (Goodrich) in the U.S. District Court for Delaware alleging infringement by the Company of two patents relating to aircraft brakes and seeking injunctive relief and damages. The allegation against the Company related only to brakes for the Boeing 777, which was introduced in 1995, and not to any other brake program of the Company. At trial, Goodrich claimed damages of approximately $350 million before trebling. On November 10, 1994, after a full trial on the merits, the District Court ruled the Goodrich patents were invalid, turned down Goodrich's claim for damages and denied its request for an injunction. On January 4, 1996, the United States Court of Appeals for the Federal Circuit affirmed the District Court's ruling.

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




Note 20
--------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

Cash and cash equivalents includes cash on hand and on deposit as well as highly liquid debt instruments with maturities generally of three months or less. Cash payments during the years 1995, 1994 and 1993 included interest of $183, $121 and $180 million and income taxes of $185, $164 and $130 million, respectively.

In November 1994 the Company and General Motors Corporation formed a joint venture to manufacture coated substrates for catalytic converters. The Company contributed its environmental catalysts business and General Motors contributed other assets and a long-term sales contract to the venture. The transaction had the following non-cash impact on the Company's 1994 balance sheet:




                                                                          AMOUNT
--------------------------------------------------------------------------------
Current assets                                                            $ (24)
Property, plant and equipment -- net                                        (20)
Investments and long-term receivables                                       (23)
Other noncurrent assets                                                      (3)
Current liabilities                                                         102
Noncurrent liabilities                                                      (32)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In October 1993 the Company and Knorr-Bremse AG formed an alliance to which both companies contributed their European operations, which provide air-brake controls and related products to the heavy truck industry. The Company owns 35 percent of the venture while Knorr-Bremse owns the balance and manages the operations. The transaction had the following non-cash impact on the Company's 1993 balance sheet:




                                                                          AMOUNT
--------------------------------------------------------------------------------
Current assets                                                            $ (49)
Property, plant and equipment -- net                                        (28)
Investments and long-term receivables                                        51
Other noncurrent assets                                                     (13)
Current liabilities                                                          29
Noncurrent liabilities                                                       10
--------------------------------------------------------------------------------


The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 1995 and 1994 was approximately 7%.

Note 21
-------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

For most non-union employees retiring after July 1, 1992 the Company has implemented an approach which bases the Company's contribution to retiree medical premiums on years of service and also establishes a maximum Company contribution in the future at approximately twice the current level at the date of implementation.

In 1995, 1994 and 1993 the Company's cost for providing other postretirement benefits aggregated $142, $150 and $153 million, respectively. The Company uses the services of an enrolled actuary to calculate postretirement benefit costs.

For measurement purposes, the assumed annual rates of increase in the per capita cost of covered health care benefits for 1995 were 7% to 10% for indemnity programs and 6% for managed care programs which reduce to 6% for all programs in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $170 million and the aggregate of the service and interest cost component of net periodic postretirement benefit cost for the year then ended by $16 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8.75% at December 31, 1995 and 1994, respectively.



Net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components:

Years ended December 31                              1995        1994      1993
--------------------------------------------------------------------------------
Service cost-benefits attributed to
 service during the period                          $  20       $  27     $  23
Interest cost on accumulated
 postretirement benefit obligation                    133         133       137
Net amortization                                      (12)        (10)       (7)
--------------------------------------------------------------------------------
                                                      141         150       153
Foreign plans                                           1          --        --
--------------------------------------------------------------------------------
Net periodic postretirement benefit
 cost                                               $ 142       $ 150     $ 153
--------------------------------------------------------------------------------

Presented below are the plans' status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1995 and 1994:


December 31                                                      1995      1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                   $ 1,310   $ 1,120
   Fully eligible active plan participants                        184       172
   Other active plan participants                                 455       393
--------------------------------------------------------------------------------
                                                                1,949     1,685
Unrecognized prior service cost                                   161       139
Unrecognized net gain (loss)                                     (124)       94
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                           $ 1,986   $ 1,918
--------------------------------------------------------------------------------








Note 22
--------------------------------------------------------------------------------
PENSIONS

The Company's pension plans, most of which are defined benefit plans and almost all of which are noncontributory, cover substantially all employees. Benefits under the plans are generally based on years of service and employees' compensation during the last years of employment or as a flat dollar benefit. Benefits are generally paid from funds previously provided to trustees. In the Company's principal U.S. plans, funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period. To the extent that these requirements are fully covered by assets on hand for a plan, a contribution may not be made in a particular year. As of year-end 1995 approximately 59% of the assets of U.S. plans were held in equity securities, with the balance primarily in fixed income-type securities.

Pension expense in 1995, 1994 and 1993 was $115, $109 and $104 million, respectively. The Company uses the services of an enrolled actuary to calculate the amount of pension expense and contributions to trustees of the various pension plans.

Net periodic pension cost for 1995, 1994 and 1993 included the following components:


Years ended December 31                               1995       1994      1993
--------------------------------------------------------------------------------
Service cost-benefits earned
   during the period                             $     107    $   132    $  115
Interest cost on projected
   benefit obligation                                  395        363       369
Actual return on plan assets                        (1,019)       (65)     (663)
Net amortization and deferral                          616       (338)      269
--------------------------------------------------------------------------------
Net periodic pension cost for
   defined benefit plans                                99         92        90
Foreign plans and other                                 16         17        14
--------------------------------------------------------------------------------
Net periodic pension cost                        $     115    $   109    $  104
--------------------------------------------------------------------------------

The assumed rate of return for the Company's U.S. defined benefit pension plans was 9% in 1995, 1994 and 1993. The assumed discount rate used in calculating the projected benefit obligations at December 31, 1995, 1994 and 1993 was 7.25%, 8.75% and 7.25%, respectively. In addition, the assumed annual increase in compensation over employees' estimated remaining working lives was 5% in 1995 and 1994 and 5.5% in 1993.

Presented below are the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1995 and 1994 for its significant defined benefit pension plans:


                                                                                 1995                           1994
------------------------------------------------------------------------------------------------------------------------------------

                                                                   ASSETS EXCEED     ACCUMULATED    ASSETS EXCEED      ACCUMULATED
                                                                     ACCUMULATED        BENEFITS      ACCUMULATED         BENEFITS
December 31                                                             BENEFITS   EXCEED ASSETS         BENEFITS    EXCEED ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
     Vested                                                              $ 3,813           $ 805          $ 3,252            $ 678
     Nonvested                                                               244             113              228               82
------------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                           $ 4,057           $ 918          $ 3,480            $ 760
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                             $ 4,703           $ 953          $ 3,911            $ 802
Less--Fair value of assets                                                 4,694             699            4,127              617
------------------------------------------------------------------------------------------------------------------------------------
Over (under) funded plans                                                     (9)           (254)(a)          216             (185)
Unrecognized transition (asset) liability                                     --             (34)               8              (45)
Unrecognized net (gain) loss                                                  85              26              (79)             (13)
Unrecognized prior service cost                                              (11)             86              (16)              93
------------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                           $    65           $(176)         $   129            $(150)
------------------------------------------------------------------------------------------------------------------------------------

(a) Includes $191 million for unfunded foreign and supplemental domestic pension plans.

Note 23
--------------------------------------------------------------------------------
SEGMENT FINANCIAL DATA


                                                                                                           CORPORATE
                                                                                          ENGINEERED             AND
                                                             AEROSPACE    AUTOMOTIVE       MATERIALS  UNALLOCATED(1)        TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Net sales (2)                                      1995        $ 5,084        $ 5,549        $3,713          $    --      $14,346
                                                   1994          4,623          4,922         3,272               --       12,817
                                                   1993          4,530          4,506         2,791               --       11,827
-----------------------------------------------------------------------------------------------------------------------------------
Research and development expense                   1995            154             80           109               10          353
                                                   1994            126             73           110                9          318
                                                   1993            127             63           113               10          313
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                      1995            186            164           185               28          563
                                                   1994            183            148           171               21          523
                                                   1993            184            156           153               21          514
-----------------------------------------------------------------------------------------------------------------------------------
Income from operations (3)                         1995            551            292           563             (146)       1,260
                                                   1994            458            411           409             (126)       1,152
                                                   1993            402            432           309             (189)         954
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of                 1995            303            146           473              (47)         875
change in accounting principle (3,4)               1994            260            215           330              (46)         759
                                                   1993            225            228           273              (70)         656
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                               1995            131            214           334               67          746
                                                   1994            148            245           232               14          639
                                                   1993            139            205           354               20          718
-----------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                                1995          5,079          3,813         3,302              271       12,465
                                                   1994          5,104          3,276         2,562              379       11,321
                                                   1993          4,502          2,838         2,502              987       10,829
-----------------------------------------------------------------------------------------------------------------------------------

Intersegment sales approximate market and are not significant.
(1) The "Corporate and Unallocated" column includes amounts for businesses sold and Corporate items.
(2) Sales to the U.S. Government and its agencies, mainly for the Aerospace segment, were $1,107, $1,089 and $1,096 million for each of the respective years.
(3) Includes in 1995 pre- and after-tax impact of nonrecurring items for Automotive of a charge of $115 and $71 million and a gain of $71 and $71 million for Engineered Materials, respectively. Includes in 1993 pre- and after-tax impact of nonrecurring items for Aerospace of a charge of $6 and $4 million, a net gain of $81 and $42 million for Automotive, a charge of $5 and $3 million for Engineered Materials and a charge of $54 and $34 million for Corporate and Unallocated, respectively.
(4) An interest charge is made by Corporate Office to the segments on the basis of relative investment. Taxes on income are generally included in the segments which gave rise to the tax effects and equity in income of affiliated companies is included in the segments in which these companies operate.

Note 24
--------------------------------------------------------------------------------
GEOGRAPHIC AREAS--FINANCIAL DATA

                                                                                                          ADJUSTMENTS
                                                        UNITED                                  OTHER             AND
                                                      STATES(1)     CANADA     EUROPE   INTERNATIONAL    ELIMINATIONS        TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Net sales (2)                                 1995     $10,734       $ 230     $2,740          $  642       $  --          $14,346
                                              1994       9,739         202      2,283             593          --           12,817
                                              1993       9,220         225      1,897             485          --           11,827
-----------------------------------------------------------------------------------------------------------------------------------
Income before cumulative                      1995         734          31         58              52          --              875
effect of change in acccounting               1994         654          23         65              17          --              759
principle (3)                                 1993         570          26         55               5          --              656
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                        1995       9,378         219      2,964             588            (684)      12,465
                                              1994       8,977         205      2,295             543            (699)      11,321
                                              1993       8,517         199      1,967             548            (402)      10,829
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities                                   1995       7,623         106      1,535             293            (684)       8,873
                                              1994       7,290          87      1,319             342            (699)       8,339
                                              1993       7,175          98      1,235             333            (402)       8,439
-----------------------------------------------------------------------------------------------------------------------------------

Sales between geographic areas approximate market and are not significant.
(1) Corporate Office income, expenses, assets and liabilities are included in the "United States" column.
(2) Included in United States net sales are export sales of $2,119, $1,818 and $1,699 million for each of the respective years.
(3)  Includes  in 1995  after-tax  nonrecurring  items of a gain for the  United
States of $42 million and a loss for Europe of $42 million. Includes in 1993 after-tax nonrecurring items of a gain for the United States of $13 million and a loss for Europe of $12 million.


Note 25
--------------------------------------------------------------------------------
UNAUDITED QUARTERLY FINANCIAL INFORMATION


                                                         1995                                           1994
-------------------------------------------------------------------------------------------------------------------------------
                                     MAR. 31  JUNE 30  SEPT. 30  DEC. 31     YEAR   MAR. 31 JUNE 30  SEPT. 30  DEC. 31     YEAR
-------------------------------------------------------------------------------------------------------------------------------
Net sales                            $ 3,419   $ 3,630  $ 3,499  $ 3,798  $14,346   $ 2,986  $ 3,187  $ 3,110   $3,534  $12,817
Gross profit                             672       728      699      708    2,807       584      646      607      681    2,518
Net income                               198       227      217      233      875       169      196      189      205      759
Per share                                .70       .80      .77      .83     3.09       .60      .69      .67      .73     2.68
Dividends paid                          .195      .195     .195     .195      .78      .145    .1675    .1675    .1675    .6475
Market price (a)
High                                   39.88     44.50    47.13    49.88    49.88     40.75    37.63    38.75    36.00    40.75
Low                                    33.38     38.38    43.13    41.13    33.38     34.25    33.13    33.63    30.38    30.38
-------------------------------------------------------------------------------------------------------------------------------

(a) From composite tape--stock is primarily traded on the New York Stock
    Exchange.


Report of Independent Accountants


PRICE WATERHOUSE LLP  [LOGO]


February 1, 1996


To the Shareowners and Directors of AlliedSignal Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of AlliedSignal Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for postemployment benefits in 1993.



PRICE WATERHOUSE LLP
Morristown, NJ

Selected Financial Data         AlliedSignal Inc.

Years ended December 31                1995      1994      1993       1992      1991      1990      1989       1988      1987
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in millions except per share amounts)
FOR THE YEAR
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                            $ 14,346  $ 12,817  $ 11,827  $ 12,042   $ 11,831   $  12,343  $ 11,942 $  11,909  $ 11,116
Income (loss) from continuing
   operations                             875       759       656       535 (a)   (273)(a)     462       528       463(a)    515(a)
Net income (loss)                         875       759       411(b)   (712)(b)   (273)        462       528       463       656
Per share of common stock:
Earnings (loss) from continuing
   operations                            3.09      2.68      2.31      1.90      (1.00)       1.67      1.78      1.55      1.53
Net earnings (loss)                      3.09      2.68      1.45     (2.52)     (1.00)       1.67      1.78      1.55      1.95
Dividends                                 .78     .6475       .58       .50        .80         .90       .90       .90       .90

AT YEAR-END
-----------------------------------------------------------------------------------------------------------------------------------
Net working capital                  $  1,086  $  1,194  $  1,078  $  1,414   $    526   $     892  $  1,065 $   1,040  $    722
Property, plant and equipment-net       4,742     4,260     4,094     3,897      3,638       3,584     3,321     3,214     3,330
Total assets                           12,465    11,321    10,829    10,756     10,382      10,456    10,342    10,069    10,321
Long-term debt                          1,366     1,424     1,602     1,777      1,914       2,051     1,903     2,044     2,017
Shareowners' equity                     3,592     2,982     2,390     2,251      2,983       3,380     3,412     3,268     3,129
Book value per share of common stock    12.70     10.53      8.42      7.93      10.79       12.55     11.77     11.05     10.44
Average investment  (c)                 5,598     4,848     4,506     4,939      6,771       6,723     6,520     6,629     6,859
Common shares outstanding (in millions) 282.8     283.1     283.8     283.8      276.3       269.4     290.0     295.9     299.9
Common shareowners of record           79,046    82,095    84,248    84,254     91,492      97,210   102,042   111,402   109,322
Employees (d)                          88,500    87,500    86,400    89,300     98,300     105,800   107,100   109,550   115,300

FINANCIAL STATISTICS (e)
-----------------------------------------------------------------------------------------------------------------------------------
Return on sales (income from
   operations)                            8.8       9.0       8.1       3.4       (2.5)       5.9        8.0       5.7       6.8
Return on sales (after-tax)               6.1       5.9       5.5       4.4       (2.3)       3.7        4.4       3.9       4.6
Return on average investment (after-tax) 17.4      17.5      16.6      13.8       (1.3)       9.6       11.0      10.3      10.1
Return on average shareowners'
  equity (after-tax)                     26.7      28.9      30.6      26.4       (8.4)      13.9       15.6      14.5      14.5
Interest coverage ratio                   6.5       6.8       5.1       3.3        (.9)       2.6        3.0       2.8       3.6
Long-term debt as a percent of
   total capital                         25.6      30.4      37.9      40.5       34.9       33.6       30.8      33.2      33.9
Total debt as a percent of total capital 33.7      34.1      42.7      44.7       43.9       40.4       35.7      35.9      39.0

FINANCIAL STATISTICS (e)(f)
-----------------------------------------------------------------------------------------------------------------------------------
Return on sales (income from operations)  9.1       9.0       7.9       6.5        4.7        5.9        8.0       7.4       6.8
Return on sales (after-tax)               6.1       5.9       5.5       4.5        2.9        3.7        4.4       4.3       3.9
Return on average investment
   (after-tax)                           17.4      17.5      16.6      13.9        7.8        9.6       11.0      10.9       8.9
Return on average shareowners'
   equity (after-tax)                    26.7      28.9      30.5      26.7       10.5       13.9       15.6      15.9      12.2
Interest coverage ratio                   6.8       6.8       5.0       3.3        2.1        2.6        3.0       2.9       3.2
Long-term debt as a percent of
   total capital                         25.6      30.4      37.9      40.5       34.9       33.6       30.8      33.2      33.9
Total debt as a percent of total capital 33.7      34.1      42.7      44.7       43.9       40.4       35.7      35.9      39.0
-----------------------------------------------------------------------------------------------------------------------------------

(a) Includes in 1992 the effect of a provision for Streamlining and Restructuring charges as well as a gain on the sale of common stock of Union Texas Petroleum Holdings, Inc. (Union Texas) resulting in a net charge of $11 million (after-tax $6 million, or $0.02 a share). In 1991, includes the effect of a provision for Streamlining and Restructuring charges as well as gains on asset sales by Union Texas resulting in a net charge of $838 million (after-tax $615 million, or $2.25 a share). In 1988, includes an after-tax provision of $125 million, or $0.42 a share, to cover Streamlining and Restructuring charges, an after-tax gain of $36 million, or $0.12 a share, from the sale of the Company's investment in Akebono Brake Industry Company Ltd. and an after-tax gain of $81 million, or $0.27 a share, from nonrecurring items. Includes in 1987 the effect of the sale of common stock by Union Texas which resulted in the Company recording a gain of $108 million (after-tax $82 million, or $0.24 a share), reflecting the Company's share of an increase in Union Texas' equity.
(b) Includes in 1993 the cumulative after-tax provision for the adoption of FASB No. 112 of $245 million, or $0.86 a share. Includes in 1992 the cumulative after-tax provision for the adoption of FASB Nos. 106 and 109 of $1,247 million, or $4.42 a share.
(c) Investment is defined as shareowners' equity and noncurrent deferred taxes-net plus total debt.
(d) Includes employees at facilities operated for the U.S. Department of Energy.
(e) The returns and interest coverage ratio exclude the impact of the cumulative effect of changes in accounting principles on income.
(f) The returns and interest coverage ratio exclude the impact of nonrecurring items in 1995 and 1993, provisions for Streamlining and Restructuring charges in 1992, 1991 and 1988, gain on sale of common stock of Union Texas in 1992, gains on asset sales by Union Texas in 1991, nonrecurring income in 1988 and Union Texas' equity transaction in 1987.