Form 10-K405, Exhibit 13
period 1996-12-31
ALLIEDSIGNAL INC
filed 1997-02-28
CIK 773840

MANAGEMENT'S DISCUSSION AND ANALYSIS
AlliedSignal Inc.

1996 COMPARED WITH 1995

RECORD EARNINGS IN 1996 REFLECT THE COMPANY'S SUCCESS IN FOCUSING ITS STRATEGIC THRUSTS ON GROWTH AND PRODUCTIVITY. Growth was driven by introducing new products, entering new markets, gaining more business from existing customers and winning new customers. Growth was also achieved through acquisitions, mainly in the fourth quarter of 1995. Productivity was greatly improved through continued initiatives for excellence in manufacturing and advances in product design, engineering, outsourcing and supply base management.

IN APRIL 1996, THE COMPANY SOLD ITS WORLDWIDE HYDRAULIC AND ANTI-LOCK BRAKING SYSTEMS (ABS) BUSINESSES (BRAKING BUSINESS). The braking business had 1995 sales and income from operations of approximately $2.0 billion and $154 million, respectively. The Company received consideration of $1.5 billion, subject to certain post-closing adjustments. It is expected that the proceeds will ultimately be used to grow the Company's higher-margin businesses and to pursue acquisitions that will expand or complement the Company's business portfolio. The sale of the braking business resulted in a gain of $655 million (after-tax $368 million, or $1.30 per share). Excluded from the sale were brake friction materials, brake-related sales to the independent aftermarket and the medium- and heavy-duty truck brake systems business which is part of a joint venture with Knorr-Bremse AG.

IN THE SECOND QUARTER OF 1996, THE COMPANY RECORDED A PRETAX CHARGE OF $622 MILLION (AFTER-TAX $359 MILLION, OR $1.27 PER SHARE) RELATING TO THE COST OF ACTIONS TO REPOSITION SOME OF ITS MAJOR BUSINESS UNITS AND TO RECOGNIZE ADDITIONAL ENVIRONMENTAL REMEDIATION LIABILITIES AS WELL AS OTHER CHARGES. The repositioning actions will enhance the Company's competitiveness and productivity. The actions include consolidating production facilities, rationalizing manufacturing capacity and optimizing operational capabilities. The components of the repositioning charge include asset write-downs of $136 million, severance costs of $127 million and other exit costs of $14 million. The repositioning actions are generally expected to be completed by 1998 and will not materially impact the Company's liquidity. Upon completion, the repositioning actions are expected to generate additional annual income from operations of approximately $200 million. The charge to recognize additional environmental liabilities amounted to $175 million. See Note 3 of Notes to Financial Statements for additional information.

THE BOARD OF DIRECTORS APPROVED AN INCREASE OF 16% IN THE QUARTERLY COMMON STOCK DIVIDEND, FROM $0.225 TO $0.26 PER SHARE. The dividend increase will be effective with the first quarter of 1997. The Company had previously increased its regular quarterly dividend by 15% in the first quarter of 1996.

RESULTS OF OPERATIONS. The Company's net income reached the billion-dollar milestone for the first time as businesses continued to grow and increase productivity.

NET SALES in 1996 were $13,971 million, a decrease of $375 million, or 3%, compared with 1995. Net sales were lower reflecting the sale of the braking business. Excluding the braking business, net sales increased $1,019 million, or 8%. Of this increase, $794 million was due to volume gains, mainly by the Aerospace segment, and $366 million from the consolidation of recent acquisitions, offset in part by an $88 million reduction for disposed businesses, mainly by the Engineered Materials segment. Selling prices and the impact of foreign exchange were slightly unfavorable. Aerospace sales increased $630 million, or 12%, and Engineered Materials improved by $300 million, or 8%. Automotive sales increased $85 million, or 2%.

COST OF GOODS SOLD as a percent of sales was 83.1% in 1996 compared with 81.2% in 1995. Included in 1996 are repositioning and other charges totaling $637 million, and 1995 reflects a provision of $115 million relating to the revaluation of the ABS assets to their fair market value (special charges). See
Note 3 of Notes to Financial Statements for further information. Excluding these special charges, 1996 cost of goods sold as a percent of sales was 78.5%, a decrease compared to 80.4% in 1995 mainly due to Operational Excellence programs to lower manufacturing and material costs.

GAIN ON SALE OF BUSINESS reflects the 1996 pretax gain of $655 million on the sale of the braking business and the 1995 pretax gain of $71 million on the transfer of the high-density polyethylene (HDPE) joint venture, Paxon Polymer Company, L.P. (Paxon), to Exxon Chemical Company (Exxon). See Note 4 of Notes to Financial Statements for further information.

INCOME FROM OPERATIONS of $1,509 million in 1996 improved by $249 million, or 20%, compared with last year. Both 1996 and 1995 include pretax gains on the sales of businesses as well as special charges (special items). Excluding the impact of these special items, income from operations improved by $187 million, or 14%. Aerospace income from operations increased 18% and Engineered Materials improved 15%, but Automotive income from operations decreased 11%. The Company's operating margin was 10.7% in 1996, significantly higher than the 9.1% in 1995. Productivity (the constant dollar relationship of sales to costs) improved by 6.0% over last year, reflecting in part initiatives in manufacturing (Operational Excellence), product development (Technical Excellence) and sales and marketing (Customer Excellence) and the sale of the high-cost braking business. See the detailed discussion of net income below for information by industry segment.

EQUITY IN INCOME OF AFFILIATED COMPANIES of $143 million decreased by $48 million, or 25%, compared with last year, mainly because the Company exited its HDPE joint venture in December 1995 and because of lower earnings from Knorr-Bremse AG's truck brake systems joint venture.

A partial offset was significantly higher earnings from the UOP process technology joint venture (UOP).

OTHER INCOME (EXPENSE), $87 million income in 1996, improved by $109 million compared with last year mainly due to increased interest income (included in the Corporate and Unallocated segment), primarily reflecting the investment of cash received from the sale of the braking business, higher foreign exchange costs last year and the minority interest share of the 1996 repositioning and other charges.

INTEREST AND OTHER FINANCIAL CHARGES of $186 million in 1996 increased by $18 million, or 11%, compared with last year due to higher levels of short-term debt.

THE EFFECTIVE TAX RATE in 1996 was 34.3% compared with 30.6% in 1995. Adjusted for special items in both years, the effective tax rate in 1996 was 33.5% compared with 33.0% in 1995.

NET INCOME IN 1996 of $1,020 million, or $3.61 per share, was 17% higher than last year's net income of $875 million, or $3.09 per share. Adjusted for special items in both years, net income for 1996 was $1,011 million, or $3.58 per share, an increase of 16% over 1995 net income. The higher adjusted net income in 1996 was the result of a substantial improvement in the operating performance by the Aerospace segment and higher earnings by the Engineered Materials segment. The Automotive segment had moderately lower earnings.

A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS follows. Adjusted net income (see tables below) for the segments excludes the impact of the 1996 and 1995 special items. (Dollars in millions)


                                                                  ADJUSTED
AEROSPACE                    NET SALES        NET INCOME        NET INCOME
-------------------------------------------------------------------------------
1996                            $5,714            $  206            $  385
-------------------------------------------------------------------------------
1995                             5,084               303               303
-------------------------------------------------------------------------------
INCREASE (DECREASE)             $  630            $  (97)           $   82
===============================================================================


Aerospace sales of $5,714 million in 1996 increased $630 million, or 12%, compared with 1995. Military aftermarket sales and sales to commercial original equipment manufacturers (OEMs) were substantially higher. Commercial aftermarket sales also improved. Military OEM sales were lower. Engines had significantly higher sales of commercial and military propulsion engines and auxiliary power units (APUs), including significantly higher aftermarket parts and repair and overhaul sales. Equipment Systems also showed strong sales growth with gains across most product lines, including engine fuel systems, environmental control systems and aircraft landing systems to both the aftermarket and OEMs. Sales for Electronic Systems increased significantly reflecting the acquisition of a precision products business in January 1996 and gains in guidance and control systems. Government Services also had significantly higher sales, but Commercial Avionics Systems sales were moderately lower, reflecting the completion in 1995 of the program to install mandated traffic alert and collision avoidance systems
(TCAS) on commuter aircraft. Production problems at Commercial Avionics Systems, resolved in the latter part of the year, delayed the introduction of new products.

The Company's 1996 sales to the Department of Defense (DoD), as a prime contractor and subcontractor, increased 3% compared with 1995 despite reductions in U.S. defense spending. Sales to the DoD accounted for 22% of Aerospace's total sales, a decrease of 2 percentage points compared with 1995. Sales to the commercial and foreign government markets increased 18%, while sales to the National Aeronautics and Space Administration (NASA) and other U.S. Government agencies declined 1% in 1996.

Aerospace adjusted net income improved to $385 million from $303 million, an increase of $82 million, or 27%, compared with the same period last year. Strong sales growth and productivity resulted in substantially higher earnings for Engines, Equipment Systems and Electronic Systems. Government Services also had significant gains, but Commercial Avionics Systems had substantially reduced earnings due to lower sales, manufacturing difficulties and certain repositioning expenses excluded from the 1996 provision.

The U.S. defense budget is expected to continue to decline for a number of years, but at a progressively slower rate. A number of the Company's military and space programs may be stretched out, curtailed or canceled. However, the Company does not expect that its defense-related sales will decline as rapidly as the defense budget because of opportunities to grow in certain markets and the Company's strong competitive position on various programs. The Company's ability to successfully retain and compete for such business is highly dependent on continually advancing its technology base, management proficiency, strategic alliances and cost-effective performance.

The Company believes that the cyclical downturn for the commercial aircraft industry reached bottom in 1995. A slight improvement was seen in the second half of 1996 and this growth is expected to significantly accelerate in 1997. Regional airlines experienced strong traffic growth and new regional aircraft orders were higher in 1996. The business aviation market showed moderate growth and the commercial aftermarket spare parts and repair and overhaul business showed strong growth during 1996.















The Company continues to receive significant contracts from the commercial aviation industry, DoD and NASA and Aerospace earnings are expected to remain strong.

At December 31, 1996 and 1995, the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,906 and $1,871 million, respectively. Total backlog, including commercial contracts, at year-end 1996 and 1995 was $4,514 and $4,523 million, respectively. The Company anticipates that approximately $3,562 million of the total 1996 backlog will be filled during 1997.


                                                                 ADJUSTED
AUTOMOTIVE                     NET SALES       NET INCOME      NET INCOME
-------------------------------------------------------------------------------
1996                            $  4,240          $   521          $  202
-------------------------------------------------------------------------------
1995                               5,549              146             217
-------------------------------------------------------------------------------
INCREASE (DECREASE)             $ (1,309)         $   375          $  (15)
===============================================================================

Automotive sales of $4,240 million in 1996 were $1,309 million, or 24%, lower than last year. However, excluding the divested braking business, Automotive sales increased $85 million, or 2%. Safety Restraint Systems, primarily air bags, and Turbocharging Systems had significantly higher sales volumes in Europe, reflecting strong demand. Growth by Turbochargers reflected the continued preference by European customers for turbocharged, diesel-powered cars, although turbocharger sales were lower in Japan and North America. Filters and Spark Plugs had significantly higher

20

[GRAPHIC   REPRESENTATION   of  Net  Sales  (dollars  in  billions),   expressed
numerically below.]



                                            1994       1995      1996
                                            ----       ----      ----
                                           12.8        14.3       14.0


[GRAPHIC   REPRESENTATION  of  Net  Income  (dollars  in   millions),  expressed
numerically  below.]




                                            1994       1995      1996
                                            ----       ----      ----
                                           759          875      1,020



[GRAPHIC REPRESENTATION of Earnings Per Share (dollars per share), expressed numerically below.]




                                            1994       1995      1996
                                            ----       ----      ----
                                           2.68        3.09       3.61


sales in part due to new product introductions and higher original equipment sales. Sales of Friction Materials increased slightly, mainly in North America. European Aftermarket sales were significantly impacted by weak economic conditions and North American Aftermarket sales were slightly higher. Sales of Truck Brake Systems in North America were lower primarily because of decreasing medium- and heavy-duty truck production.

Automotive adjusted net income decreased to $202 million from $217 million a year ago, a $15 million, or 7%, decrease. The decrease reflects the absence of net income from the divested braking business. Excluding the braking business, Automotive income increased substantially. Reductions in distribution costs for the North American Aftermarket business as well as significant sales gains and manufacturing improvements for Filters and Spark Plugs contributed to the net income growth. Higher sales resulting from additional production capacity for Turbochargers and Safety Restraints also resulted in significant income gains.

                                                                ADJUSTED
ENGINEERED MATERIALS          NET SALES       NET INCOME      NET INCOME
-------------------------------------------------------------------------------
1996                            $ 4,013           $   361         $  432
-------------------------------------------------------------------------------
1995                              3,713               473            402
-------------------------------------------------------------------------------
INCREASE (DECREASE)             $   300           $  (112)        $   30
===============================================================================

Engineered Materials sales of $4,013 million in 1996 were $300 million, or 8%, higher compared with 1995, principally due to acquisitions. Specialty Chemicals sales increased substantially, mainly reflecting the acquisition of Riedel-de Haen in October 1995. The Polymers business had significantly higher sales of industrial fibers and engineering plastics products, primarily due to acquisitions in the fourth quarter of 1995. Carpet fiber plants operated near capacity as stronger demand was driven by sustained economic growth. The Fluorine Products business showed slight improvement as the transition away from chlorofluorocarbons (CFCs) to substitute products was completed and the business diversifies to include more fluorine specialty products. Sales also increased for environmental catalysts, carbon materials and amorphous metals. Sales for Electronic Materials were moderately lower due to softness in the printed circuit board industry, however, improved sales of advanced microelectronic materials were a partial offset.

Engineered Materials adjusted net income increased to $432 million from $402 million, a $30 million, or 7%, increase. Substantially higher earnings for Specialty Chemicals was driven by UOP as the petrochemical and refining industries continued to be strong worldwide. The acquisition of Riedel-de Haen also contributed to higher earnings. Net income was significantly higher for the Polymers business, mainly reflecting improved market conditions for carpet fiber and earnings from the Bridgestone/Firestone acquisition in late 1995. Fluorine Products net income also increased due to sales growth and significant operational improvements. Electronic Materials income improved on higher sales for advanced micro electronic materials. A partial offset to higher segment income was the absence of earnings from the HDPE joint venture.

REGARDING ENVIRONMENTAL MATTERS, the Company is subject to various federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, the Company, like other companies engaged in similar businesses, is a party to lawsuits and claims and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. The Company continually conducts studies, individually at Company-owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is the Company's policy to record appropriate liabilities for such matters when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

                                                                              21

[GRAPHIC REPRESENTATION of Capital Expenditures/R&D (dollars in millions), expressed numerically below.]



                                           1994       1995      1996
                                           ----       ----      ----
Capital expenditures ..................    639         746        755
Company-funded R&D ....................    318         353        345
                                           ---        ----      -----
         Total ........................    957        1,099     1,100
                                           ---        -----     -----



[GRAPHIC REPRESENTATION of Long-Term Debt as a Percent of Total Capital (percent), expressed numerically below.]




                                           1994       1995      1996
                                           ----       ----      ----
                                           30.4        25.6      22.2



[GRAPHIC REPRESENTATION of Return on Shareowners' Equity (after-tax percent), expressed numerically below.]




                                           1994       1995      1996
                                           ----       ----      ----
                                           28.9        26.7       26.6


Remedial response and voluntary cleanup expenditures were $87 and $72 million in 1996 and 1995, respectively, and are currently estimated to increase to approximately $95 million in 1997. While annual expenditures have generally increased from year to year, and may continue to increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

As previously discussed, in the second quarter of 1996 the Company charged $175 million against pretax income for remedial response and voluntary cleanup costs. At December 31, 1996, the recorded liability for environmental matters was $530 million. In addition, in 1996 the Company incurred operating costs for ongoing businesses of approximately $60 million and capital expenditures of $43 million relating to compliance with environmental regulations.

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

See Note 21 of Notes to Financial Statements for a discussion of the Company's commitments and contingencies, including those related to environmental matters.

REGARDING FINANCIAL INSTRUMENTS, the Company, with operating and financing activities in numerous countries and sales throughout the world, is exposed to fluctuations in interest rates and foreign currency exchange rates. The Company manages exposure to changes in interest rates through its regular borrowing and investing decisions and, when deemed appropriate, through the use of interest rate swap agreements. The objective of such risk management activity is to minimize the cost of the Company's debt financing over an extended period of time. The Company manages exposure to foreign currency exchange rates for transactional items by matching and offsetting assets and liabilities and thereafter through financial hedge contracts with third parties. The Company does not use financial instruments for trading or other speculative purposes. See Note 17 of Notes to Financial Statements for further information on financial instruments.

INFLATION has not been a significant factor for the Company in a number of years. Cost increases for labor and material have generally been low, and any impact has been offset by productivity enhancement programs, including Operational Excellence and materials management.

FINANCIAL CONDITION. Continued strong operating cash flows, the proceeds from the sale of the braking business and additional borrowing capacity leaves the Company well positioned to pursue its strategic growth and productivity initiatives.

TOTAL ASSETS at December 31, 1996 were $12,829 million, an increase of $364 million, or 3%, from December 31, 1995. Cash and cash equivalents and short-term investments at year-end 1996 were $1,766 million, an increase of $1,226 million compared with December 31, 1995, primarily reflecting the proceeds received from the sale of the braking business. Cash flows from operating activities of $1,196 million decreased by $20 million, or 2%, compared with last year. The current ratio at year-end 1996 was 1.6x, up significantly from 1.3x last year. The Company's working capital turnover was down slightly to 5.0x at December 31, 1996 from 5.2x a year earlier.

THE MAXIMUM AMOUNT OF BORROWING available under the Company's revolving credit agreements (Credit Agreements) was $750 million. The Credit Agreements support the issuance of commercial paper. There was $470 and $58 million of commercial paper outstanding at the end of 1996 and 1995, respectively. Commercial paper borrowing reached a high of $1,271 million during 1996.

TOTAL DEBT at year-end 1996 of $1,931 million decreased $79 million. Long-term debt of $1,317 million was reduced by $49 million during the year. The Company's total debt as a percent of capital was 29.5% at December 31, 1996, down from 33.7% at year-end 1995. Long-term debt as a percent of capital was 22.2% at year-end 1996, down from 25.6% at

22
year-end 1995. See Note 15 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreements.

THE COMPANY REPURCHASED 7.0 MILLION SHARES OF COMMON STOCK for $409 million in 1996. Common stock was repurchased to meet expected requirements for shares issued under employee benefit plans and a shareowner dividend reinvestment plan. At year-end 1996, the Company had 75.4 million shares of common stock held in treasury carried at $1,953 million. In December 1996, the Board of Directors voted to increase the Company's common share repurchase authority by 50 million shares. As of year-end 1996, the Company was authorized to repurchase 51.2 million shares of common stock.

The Board of Directors also voted to seek shareowner approval at the 1997 Annual Meeting of an amendment to the Company's certificate of incorporation which would increase the number of authorized common shares to one billion from 500 million. If approved by shareowners, the additional shares would be available for stock splits, acquisitions and other purposes.

CAPITAL EXPENDITURES during 1996 were $755 million, an increase of $9 million from the $746 million spent in 1995. Spending by the segments and Corporate since 1994 is shown in Note 25 of Notes to Financial Statements. The Company's total capital expenditures in 1997 are currently projected at approximately $740 million. These expenditures are expected to be financed by internally generated funds. Approximately 66% of the projected 1997 expenditures are planned for expansion and cost reduction, 26% for replacement and maintenance and 8% for environmental projects.

1995 COMPARED WITH 1994

IN 1995, THE COMPANY DEDICATED SUBSTANTIAL RESOURCES TO LINKING A PROGRESSION OF INNOVATIVE PROCESS IMPROVEMENTS TO FOCUS MORE ON CUSTOMER SATISFACTION. The initiatives focus the Company's efforts to provide its customers with a quality product, delivered on time, without defects, at a highly competitive price. The Company continued to grow its businesses through the introduction of new products, market expansion, niche acquisitions and globalization. The Company accelerated its aggressive global growth strategy, and international customers provided 40% of the Company's total 1995 sales. These process improvements and growth initiatives contributed to strong operating results in 1995 despite increased customer-driven price constraints and unfavorable results by Automotive's ABS business.

IN 1995, THE COMPANY TOOK FURTHER ACTIONS TO IMPROVE PROFITABILITY, INTRODUCED SEVERAL NEW PRODUCTS AND GLOBALIZED A NUMBER OF KEY BUSINESSES THROUGH INTERNAL GROWTH AND ACQUISITIONS:

     Aerospace made a significant contribution toward making aircraft safer with the development of an early warning system for windshear and an enhanced ground proximity warning system. In addition, the Company's TCAS, initially developed for large aircraft, had strong sales to the regional airlines in 1995. In January 1996, the Company completed the acquisition of Northrop Grumman Corporation's precision products business, based in Norwood, Massachusetts. The acquired business, which has annual sales of approximately $39 million, is expected to bolster Aerospace's navigation and guidance systems business for military and space applications. During 1995, the Company also increased its investment in Europe's leading supplier of aircraft heat exchange equipment to 83% by purchasing an additional 34% interest.

     Automotive decided to exit the light-vehicle ABS business. See Note 3 of Notes to Financial Statements for additional information. In addition, a reduction in the Automotive workforce was announced and largely completed in the fourth quarter of 1995. The reduction eliminates approximately 3,100 salaried and hourly full-time-equivalent positions. Also in 1995, a new joint venture began manufacturing hybrid inflators for driver- and passenger-side air bag modules that are being assembled at the Company's new plant in Italy. Production also began at a new turbocharger plant in Shanghai, China.

     Engineered Materials purchased Hoechst AG's 95.8% interest in Riedel-de Haen, a German specialty chemicals manufacturer in October 1995. Riedel-de Haen manufactures chemicals for the pharmaceutical and electronics industries, as well as the coatings, photo dyes and specialty pigments markets. Annual sales approximate $250 million. Also in October, the Company acquired a nylon plastics and industrial fibers manufacturing facility in Rudolstadt, Germany with annual sales of approximately $60 million. The Company plans to invest about $100 million during the next three years to expand and upgrade the facility. In November 1995, the Company acquired Bridgestone/Firestone's 50 million-pound industrial polyester fiber plant in Hopewell, Virginia. With anticipated modernization, the Company believes that the Hopewell plant will have annual sales of approximately $100 million. In December 1995, the Company exited its HDPE business. Paxon transferred the HDPE business to Exxon. See Note 4 of Notes to Financial Statements for additional information.

RESULTS OF OPERATIONS. Record sales and net income were achieved in 1995 as gains were realized in all business segments through growth, strong demand and productivity initiatives.

NET SALES in 1995 were $14,346 million, an increase of 12% over 1994. Of the $1,529 million increase, $613 million was the result of strong volume gains by the Engineered Materials and Aerospace segments and $760 million from the consolidation of recent acquisitions, offset in part by a $91 million reduction for disposed businesses. Favorable foreign exchange rate fluctuations in the Automotive segment increased sales by $181 million and higher selling prices in the Engineered Materials segment increased sales by $66 million. Automotive sales increased $627 million, or 13%, Engineered Materials improved $441 million, or 13%, and Aerospace had a $461 million, or 10%, gain.

COST OF GOODS SOLD as a percent of sales increased from 80.4% in 1994 to 81.2% in 1995 as the current year includes a provision of $115 million relating to the revaluation of the Company's ABS assets to their fair market value and certain other closure costs. Excluding this provision, cost of goods sold as a percent of sales was 80.4% in 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percent of net sales decreased from 10.7% in 1994 to 10.5% in 1995. Expenses increased by $137 million, or 10%, reflecting in part the impact of acquisitions.

GAIN ON SALE OF BUSINESS reflects the pretax gain of $71 million on the transfer of the HDPE business to Exxon in December 1995.

                                                                              23

INCOME FROM OPERATIONS of $1,260 million in 1995 improved by $108 million, or 9%, compared with last year. Excluding the impact of the 1995 special items, income from operations improved by $152 million, or 13%. Engineered Materials and Aerospace income from operations both increased 20%; Automotive had a 1% decrease. Operating margins increased slightly, from 9.0% in 1994 to 9.1% in 1995, and productivity increased 5.2% over last year reflecting manufacturing and materials management initiatives and unit sales increases. See the detailed discussion of net income below for information by industry segment.

EQUITY IN INCOME OF AFFILIATED COMPANIES of $191 million increased by $62 million, or 48%, compared with last year mainly because of improved joint venture earnings for Paxon, UOP, Knorr-Bremse's European truck brake systems business and Converdyn conversion services.

OTHER INCOME (EXPENSE), a $22 million loss, improved by $5 million, or 19%, compared with a loss of $27 million in 1994 primarily reflecting a gain on the sale of an investment and lower foreign exchange losses. Higher minority interest was a partial offset.

INTEREST AND OTHER FINANCIAL CHARGES of $168 million increased by $25 million, or 17%, from 1994, largely due to higher average interest rates and an increased level of debt.

NET INCOME in 1995 was $875 million, or $3.09 per share, an increase of 15% compared with $759 million, or $2.68 per share, for 1994. The higher income in 1995 was the result of strong operating performance by the Engineered Materials and Aerospace segments and a small increase by Automotive.

A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS follows. Adjusted net income (see tables below) for the Automotive and Engineered Materials segments excludes the impact of the 1995 special items. (Dollars in millions)

AEROSPACE                              NET SALES        NET INCOME
-------------------------------------------------------------------------------
1995                                     $ 5,084            $  303
-------------------------------------------------------------------------------
1994                                       4,623               260
-------------------------------------------------------------------------------
INCREASE                                 $   461            $   43
===============================================================================

Aerospace sales increased 10% reflecting the acquisition of Textron's Lycoming Turbine Engine Division (Lycoming Engine) in October 1994, continued strong demand for safety-related Commercial Avionics Systems, such as predictive windshear, ground proximity warning, global positioning and TCAS, and higher sales of APUs. TCAS sales were particularly strong as U.S. operators of 10-to-30-seat aircraft complied with the U.S. Federal Aviation Administration's mandate to install TCAS by the end of 1995. Commercial and military aftermarket showed strong growth. Equipment Systems repair and overhaul services and environmental control systems also had higher sales. This increase was somewhat offset by lower sales for Electronic Systems, where comparisons were adversely affected by one-time contract settlements in 1994 and the closeout of certain programs.

The Company's 1995 sales to the DoD, as a prime contractor and subcontractor, declined 7% compared with 1994 because of reduced defense spending. Sales to the DoD accounted for 24% of Aerospace total sales, a decrease of 4 percentage points compared with 1994. Sales to the commercial and foreign government markets increased 19%, while sales to NASA and other U.S. government agencies increased 2% in 1995.

Aerospace net income improved 17% compared with last year. Synergies from the Lycoming Engine acquisition, process improvements, organizational efficiencies, higher sales of APUs and continued strong demand for safety-related Commercial Avionics Systems contributed to significantly higher income. Profit margins benefited by the early product development and marketing of the safety-related avionics systems. Strong sales of higher margin commercial and military aftermarket products also contributed to higher income. Equipment Systems had higher earnings from improved sales of environmental control systems as well as from increased repair and overhaul business. Earnings related to Government Services also improved, but Electronic Systems had lower income primarily due to earnings related to one-time contract settlements in 1994 and manufacturing difficulties.

At December 31, 1995 and 1994, the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,871 and $1,803 million, respectively. Total backlog, including commercial contracts, at year-end 1995 and 1994 was $4,523 and $4,730 million, respectively.

                                                               ADJUSTED
AUTOMOTIVE                    NET SALES       NET INCOME     NET INCOME
-------------------------------------------------------------------------------
1995                             $5,549            $ 146           $217
-------------------------------------------------------------------------------
1994                              4,922              215            215
-------------------------------------------------------------------------------
INCREASE (DECREASE)              $  627            $ (69)          $  2
===============================================================================

















Automotive sales were up 13% compared with 1994 reflecting improvements in all major business units. Automotive sales benefited from the acquisition of the Budd Company's Wheel and Brake Division, as well as growing demand for brake systems in Europe. Although North American vehicle production volumes decreased slightly in 1995, North American brake systems content per vehicle increased as a result of key business wins with the Ford Motor Company and the Chrysler Corporation. ABS sales were significantly lower during the year. The acquisition of the seat belt business of the General Safety Corporation in late 1994 resulted in significant sales gains. Safety Restraint Systems also experienced increased sales due to higher air bag demand in North America and the startup of an air bag plant in Italy. European spark plug sales increased largely due to the acquisition of a spark plug plant in the U.K. in 1994. Record production levels of heavy trucks translated into increased sales for North American Truck Brake Systems and Turbocharging Systems. The continuation of the trend toward producing turbocharged, diesel-powered cars in Europe and penetration into the Asian market also favorably impacted turbocharger sales. Turbocharger plants continued to operate at capacity levels. The segment's sales improvement also reflected the impact of favorable foreign exchange rate fluctuations.

Automotive adjusted net income improved 1% compared with 1994. Net income was substantially higher for North American Safety Restraint Systems principally reflecting materials management and operational initiatives and for the European Aftermarket largely due to cost savings, improved distribution and pricing improvements. Turbocharging Systems and Truck Brake Systems had significantly higher income on strong sales growth. In addition, Turbocharging Systems experienced higher operating margins due to Operational Excellence and other manufacturing initiatives. Rapid growth in the European


24
turbodiesel passenger car market and growth initiatives in the Asia/Pacific region strained Automotive's turbocharger manufacturing capacity. Process improvements and a planned expansion are expected to alleviate the capacity constraints. Offsets included significant losses for ABS and reduced profit margins on light-vehicle brake systems in North America.

                                                                ADJUSTED
ENGINEERED MATERIALS           NET SALES       NET INCOME     NET INCOME
-------------------------------------------------------------------------------
1995                             $ 3,713            $ 473          $ 402
-------------------------------------------------------------------------------
1994                               3,272              330            330
-------------------------------------------------------------------------------
INCREASE                         $   441            $ 143          $  72
===============================================================================

Engineered Materials sales increased 13% compared with 1994. Sales were higher for all Engineered Materials business units, especially Polymers, Electronic Materials and Specialty Chemicals. In the Polymers business, sales were significantly higher because of price improvement for intermediate chemicals and increased sales volumes and prices for industrial polyester, especially in Europe. Plastics had strong sales growth in all product lines. The carpet fibers business experienced price pressure and lower volumes throughout the fourth quarter of 1995 as the industry attempted to reduce high levels of inventory. Electronic Materials had significantly higher sales volumes of laminate and advanced microelectronic materials mainly in the U.S. and Asia/Pacific region. Specialty Chemicals improved due to increased sales of performance chemicals in part reflecting the acquisition of Riedel-de Haen in late 1995.

Engineered Materials adjusted net income increased 22% compared with the same period last year. Net income was substantially higher for Polymers as a result of price improvement for intermediate chemicals, increased sales volumes and prices for plastics and higher sales volumes of industrial polyester fibers. Carpet fibers and textile nylon also had higher income largely the result of productivity improvements. Electronic Materials had higher income on significantly higher sales. Specialty Chemicals improved substantially due to increased net income from UOP and higher sales of performance chemicals. Fluorine Products had slightly lower net income in part because of lower selling prices and costs associated with the transition to mandated CFC substitutes in the U.S. and other developed countries. Income from CFC substitutes was higher as the Company's proprietary refrigerants gained acceptance among OEMs. Environmental catalysts and carbon materials also had income gains. There was also a substantial increase in net income from the Paxon joint venture.

REGARDING ENVIRONMENTAL MATTERS, remedial response and voluntary cleanup expenditures were $72 and $66 million in 1995 and 1994, respectively. During 1995, the Company charged $25 million against pretax income for remedial response and voluntary cleanup costs. At December 31, 1995, the recorded liability for environmental matters was $454 million. In addition, in 1995 the Company incurred operating costs for ongoing businesses of approximately $65 million and capital expenditures of $44 million relating to compliance with environmental regulations.

FINANCIAL CONDITION. Significant improvement in operating cash flows and strong earnings growth resulted in continued improvement in the Company's financial condition.

TOTAL ASSETS at December 31, 1995 were $12,465 million, an increase of $1,144 million from December 31, 1994 primarily due to acquisitions. Cash and cash equivalents at year-end 1995 were $540 million, an increase of $32 million compared with December 31, 1994. Cash flows from operating activities of $1,216 million increased by $173 million, or 17%, compared with last year because of improved earnings and lower trade accounts receivable partially offset by higher inventories to meet the Company's increased sales level. The current ratio at year-end 1995 was 1.3x, down slightly from 1.4x last year. The Company's working capital turnover was also down slightly to 5.2x at December 31, 1995 from 5.5x a year earlier.

THE MAXIMUM AMOUNT OF BORROWING available under the Company's Credit Agreements was reduced by the Company in June 1995 from $900 million to $750 million because the floating rate Employee Stock Ownership Plan notes were refinanced in 1995 and are no longer supported by the Credit Agreements. The Credit Agreements support the issuance of commercial paper. There was $58 million of commercial paper outstanding at year-end 1995 and no commercial paper outstanding at the end of 1994. Commercial paper borrowings reached a high of $900 million during 1995.

TOTAL DEBT at year-end 1995 of $2,010 million increased $323 million primarily as a result of increased short-term borrowings mainly due to acquisitions. Long-term debt of $1,366 million was reduced by $58 million during the year. The Company's total debt as a percent of capital was 33.7% at December 31, 1995, down from 34.1% at year-end 1994. Long-term debt as a percent of capital was 25.6% at year-end 1995, down from 30.4% at year-end 1994. See Note 15 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreements.

THE COMPANY REPURCHASED 5.5 MILLION SHARES OF COMMON STOCK for $239 million in 1995. Common stock was repurchased to meet expected requirements for shares issued under employee benefit plans and a shareowner dividend reinvestment plan. At year-end 1995, the Company had 75.5 million shares of common stock held in treasury carried at $1,658 million.

CAPITAL EXPENDITURES during 1995 were $746 million, an increase of $107 million from the $639 million spent in 1994 mainly due to capacity expansions in the Engineered Materials segment. Spending by the segments and Corporate since 1994 is shown in Note 25 of Notes to Financial Statements.

--------------------------------------------------------------------------------
SAFE HARBOR STATEMENT under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.
                                                                              25

CONSOLIDATED STATEMENT OF INCOME
AlliedSignal Inc.


YEARS ENDED DECEMBER 31
 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)         1996        1995        1994
--------------------------------------------------------------------------------------

NET SALES ........................................    $13,971     $14,346     $12,817
--------------------------------------------------------------------------------------
COST OF GOODS SOLD ...............................     11,606      11,654      10,299
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES .....      1,511       1,503       1,366
GAIN ON SALE OF BUSINESS .........................       (655)        (71)        --
--------------------------------------------------------------------------------------
TOTAL COSTS AND EXPENSES .........................     12,462      13,086      11,665
--------------------------------------------------------------------------------------
INCOME FROM OPERATIONS ...........................      1,509       1,260       1,152
EQUITY IN INCOME OF AFFILIATED COMPANIES .........        143         191         129
OTHER INCOME (EXPENSE) ...........................         87         (22)        (27)
INTEREST AND OTHER FINANCIAL CHARGES .............       (186)       (168)       (143)
--------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME ....................      1,553       1,261       1,111
TAXES ON INCOME ..................................        533         386         352
--------------------------------------------------------------------------------------
NET INCOME .......................................   $  1,020    $    875    $    759
======================================================================================
EARNINGS PER SHARE OF COMMON STOCK(1) ............   $   3.61    $   3.09    $   2.68
======================================================================================


(1) EARNINGS PER SHARE OF COMMON STOCK ARE BASED UPON THE FOLLOWING WEIGHTED AVERAGE NUMBER OF SHARES: 1996, 282,830,064 SHARES; 1995, 283,437,773
     SHARES AND 1994, 283,446,399 SHARES. THERE IS NO MATERIAL DILUTIVE EFFECT ON EARNINGS PER SHARE OF COMMON STOCK DUE TO COMMON STOCK EQUIVALENTS.




CONSOLIDATED STATEMENT OF RETAINED EARNINGS



YEARS ENDED DECEMBER 31
 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)             1996       1995       1994
---------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF YEAR ..........................   $ 2,315     $1,613    $ 1,023
NET INCOME ............................................     1,020        875        759
OTHER .................................................       141         44         11
COMMON STOCK DIVIDENDS (1996--$.90 PER SHARE;
 1995--$.78 PER SHARE; 1994--$.6475 PER SHARE) ........      (262)      (217)      (180)
----------------------------------------------------------------------------------------
BALANCE AT END OF YEAR ................................   $ 3,214    $ 2,315    $ 1,613
========================================================================================



THE "NOTES TO FINANCIAL STATEMENTS" ARE AN INTEGRAL PART OF THESE STATEMENTS.



26

CONSOLIDATED BALANCE SHEET
AlliedSignal Inc.




DECEMBER 31 (DOLLARS IN MILLIONS)                                                   1996      1995
----------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS .....................................................   $ 1,465   $   540
SHORT-TERM INVESTMENTS ........................................................       301       --
ACCOUNTS AND NOTES RECEIVABLE .................................................     1,661     1,751
INVENTORIES ...................................................................     1,946     1,991
OTHER CURRENT ASSETS ..........................................................       466       608
----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS ..........................................................     5,839     4,890
INVESTMENTS AND LONG-TERM RECEIVABLES .........................................       473       479
PROPERTY, PLANT AND EQUIPMENT -- NET ..........................................     4,219     4,742
COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES -- NET .....................     1,418     1,572
OTHER ASSETS ..................................................................       880       782
----------------------------------------------------------------------------------------------------
TOTAL ASSETS ..................................................................   $12,829   $12,465
====================================================================================================


LIABILITIES
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
ACCOUNTS PAYABLE ..............................................................   $ 1,187   $ 1,385
SHORT-TERM BORROWINGS .........................................................        32       397
COMMERCIAL PAPER ..............................................................       470        58
CURRENT MATURITIES OF LONG-TERM DEBT ..........................................       112       189
ACCRUED LIABILITIES ...........................................................     1,895     1,775
----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES .....................................................     3,696     3,804
LONG-TERM DEBT ................................................................     1,317     1,366
DEFERRED INCOME TAXES .........................................................       610       551
POSTRETIREMENT BENEFIT OBLIGATIONS OTHER THAN PENSIONS ........................     1,787     1,864
OTHER LIABILITIES .............................................................     1,239     1,288


SHAREOWNERS' EQUITY
----------------------------------------------------------------------------------------------------
CAPITAL--COMMON STOCK--AUTHORIZED 500,000,000 SHARES (PAR VALUE $1 PER SHARE):
 --ISSUED 358,228,742 SHARES ..................................................       358       358
 --ADDITIONAL PAID-IN CAPITAL .................................................     2,547     2,489
COMMON STOCK HELD IN TREASURY, AT COST:
 1996--75,414,117 SHARES; 1995--75,459,178 SHARES .............................    (1,953)   (1,658)
CUMULATIVE FOREIGN EXCHANGE TRANSLATION ADJUSTMENT ............................         2        61
UNREALIZED HOLDING GAIN ON MARKETABLE SECURITIES ..............................        12        27
RETAINED EARNINGS .............................................................     3,214     2,315
----------------------------------------------------------------------------------------------------
TOTAL SHAREOWNERS' EQUITY .....................................................     4,180     3,592
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY .....................................   $12,829   $12,465
====================================================================================================



THE "NOTES TO FINANCIAL STATEMENTS" ARE AN INTEGRAL PART OF THIS STATEMENT.

CONSOLIDATED STATEMENT OF CASH FLOWS
AlliedSignal Inc.

YEARS ENDED DECEMBER 31 (DOLLARS IN MILLIONS)                                  1996       1995            1994
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------------------------
NET INCOME ..............................................................    $1,020       $875            $759
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
 OPERATING ACTIVITIES:
GAIN ON SALE OF BUSINESS ................................................      (655)       (71)             --
REPOSITIONING AND OTHER CHARGES .........................................       622        115            (180)
DEPRECIATION AND AMORTIZATION (INCLUDES GOODWILL) .......................       602        612             560
UNDISTRIBUTED EARNINGS OF EQUITY AFFILIATES .............................       (33)       (59)            (10)
DEFERRED INCOME TAXES ...................................................       213        198             180
DECREASE (INCREASE) IN ACCOUNTS AND NOTES RECEIVABLE ....................      (163)       134            (195)
DECREASE (INCREASE) IN INVENTORIES ......................................       (87)      (141)            134
DECREASE (INCREASE) IN OTHER CURRENT ASSETS .............................       134         35             (65)
INCREASE IN ACCOUNTS PAYABLE ............................................       117         16             113
(DECREASE) IN ACCRUED LIABILITIES .......................................       (77)      (245)            (56)
NET TAXES PAID ON GAIN ON SALE OF BRAKING BUSINESS ......................       (49)        --              --
OTHER ...................................................................      (448)      (253)           (197)
----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES ...............................     1,196      1,216           1,043
----------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------------------------
EXPENDITURES FOR PROPERTY, PLANT AND EQUIPMENT ..........................      (755)      (746)           (639)
PROCEEDS FROM DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT ................        77         46              54
DECREASE IN INVESTMENTS AND LONG-TERM RECEIVABLES .......................        20         27              32
(INCREASE) IN OTHER INVESTMENTS .........................................       (12)        (4)             (8)
CASH PAID FOR ACQUISITIONS ..............................................      (114)      (499)           (531)
PROCEEDS FROM SALES OF BUSINESSES .......................................     1,358         72             130
(INCREASE) IN SHORT-TERM INVESTMENTS ....................................      (301)        --              --
DECREASE IN MARKETABLE SECURITIES .......................................       --          --              90
----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES ....................       273     (1,104)           (872)
----------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN COMMERCIAL PAPER .............................       412         58            (164)
NET INCREASE (DECREASE) IN SHORT-TERM BORROWINGS ........................      (356)       253              64
PROCEEDS FROM ISSUANCE OF COMMON STOCK ..................................       147        104              43
PROCEEDS FROM ISSUANCE OF LONG-TERM DEBT ................................        48        108               7
PAYMENTS OF LONG-TERM DEBT ..............................................      (124)      (147)           (215)
REPURCHASES OF COMMON STOCK .............................................      (409)      (239)           (103)
CASH DIVIDENDS ON COMMON STOCK ..........................................      (262)      (217)           (180)
REDEMPTION OF COMMON STOCK PURCHASE RIGHTS ..............................       --          --              (7)
----------------------------------------------------------------------------------------------------------------
NET CASH (USED FOR) FINANCING ACTIVITIES ................................      (544)       (80)           (555)
----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ....................       925         32            (384)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ..........................       540        508             892
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ................................   $ 1,465    $   540         $   508
================================================================================================================





THE "NOTES TO FINANCIAL STATEMENTS" ARE AN INTEGRAL PART OF THIS STATEMENT.



28

NOTES TO FINANCIAL STATEMENTS
AlliedSignal Inc. (dollars in millions except per share amounts)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of AlliedSignal Inc. and its majority-owned subsidiaries. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications were made to prior year amounts to conform with the 1996 presentation.

INVENTORIES are valued at the lower of cost or market using the last-in, first-out (LIFO) method for certain qualifying domestic inventories and the first-in, first-out (FIFO) or the average cost method for all other inventories.

INVESTMENTS are carried at  market  value, if  readily  determinable,  or  cost.
Investments in affiliates over which significant  influence   is  exercised  are
accounted for using the equity method of accounting.

PROPERTY, PLANT AND EQUIPMENT are carried at cost and are generally depreciated using estimated service lives, which range from 3 to 40 years. For the financial statements, depreciation is computed principally on the straight-line method.

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES is being amortized on a straight-line basis over appropriate periods ranging from 20 to 40 years. The cumulative amount of goodwill amortized at December 31, 1996 and 1995 is $423 and $407 million, respectively.

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

ENVIRONMENTAL expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 1996 and 1995 were $120 and $410 million and $90 and $364 million, respectively.

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

     Gains and losses on foreign currency forward agreements and combination options (options purchased and written as a unit) used to hedge assets and liabilities, or net investments in foreign subsidiaries, are recognized in Other Income (Expense) or Cumulative Foreign Exchange Translation Adjustment.

     Gains and losses on foreign currency forward agreements used to hedge firm foreign currency commitments, and purchased foreign currency options used to hedge anticipated foreign currency transactions, are recognized in the measurement of the hedged transaction when the transaction occurs.

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

NOTE 2 ACQUISITIONS

In 1995, the Company acquired The Budd Company's Wheel & Brake Division (Budd Wheel & Brake) for approximately $160 million in cash. Budd Wheel & Brake manufactures rotors, hubs, drums and related assemblies for passenger cars and light trucks; steel disc wheels for heavy trucks; demountable rims; and hub and drum assemblies for medium- and heavy-duty vehicles and had 1994 sales of over $300 million. Budd Wheel & Brake was sold in 1996 as part of the sale of the Company's worldwide hydraulic and anti-lock braking systems (ABS) businesses (braking business). In addition, the Company acquired a 95.8% interest in Riedel-de Haen AG from Hoechst AG for $245 million in cash. Riedel-de Haen AG is a specialty chemicals manufacturer located in Germany. The business had 1994 sales of approximately $250 million.

In 1994, the Company acquired the Lycoming Turbine Engine Division of Textron Inc. (Lycoming Engine) for $375 million in cash and the assumption of certain liabilities. During 1995, the Company received $28 million in final settlement of the purchase price. The business had 1994 sales of $550 million. Lycoming Engine manufactures turbofan engines for regional airlines; helicopter engines for commercial, military and utility aircraft; military tank engines and marine propulsion engines.

The Company also made smaller acquisitions in 1996, 1995 and 1994.

NOTE 3 REPOSITIONING AND OTHER CHARGES

In the second quarter of 1996, the Company recorded a pretax charge of $277 million relating to the costs of actions to reposition some of its major business units. The repositioning actions are intended to enhance the Company's competitiveness and productivity and include consolidating production facilities, rationalizing manufacturing capacity and optimizing operational capabilities. As a result, approximately 6,100 positions will be eliminated in some plants and 2,900 positions will be added in others, for a net reduction of 3,200 positions. The components of the repositioning charge include asset write-downs of $136 million, severance costs of $127 million and other exit costs of $14 million. The repositioning actions are generally expected to be completed by 1998. In 1996, cash expenditures for repositioning actions were approximately $10 million, primarily for severance costs.

In the second quarter of 1996, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP 96-1). SOP 96-1 provides additional guidance regarding the manner in which existing authoritative accounting literature is to be applied to the specific circumstances of recognizing, measuring and disclosing environmental remediation liabilities. The adoption of SOP 96-1 resulted in a pretax charge of $175 million, and is accounted for as a change in estimate. The Company also recorded other charges primarily related to changes made in employee benefit programs and in connection with customer and former employee claims.

Repositioning and other charges totaling $637 million are included as part of Cost of Goods Sold for 1996. Other Income (Expense) for 1996 includes a $15 million credit for repositioning and other charges representing the minority interest share of such charges. The total pretax impact of the repositioning and other charges for 1996 is $622 million (after-tax $359 million, or $1.27 per share).

Cost of Goods Sold in 1995 includes a provision of $115 million (after-tax $71 million, or $0.25 per share) relating to management's decision to exit the ABS business. The provision consists of the revaluation of the Company's ABS assets to their fair market value and certain other closure costs.

NOTE 4 GAIN ON SALE OF BUSINESS

In April 1996, the Company sold its braking business to Robert Bosch GmbH, a privately-held German company. The braking business had 1995 sales and income from operations of approximately $2.0 billion and $154 million, respectively. The Company received consideration of $1.5 billion, subject to certain post-closing adjustments. The sale of the braking business resulted in a pretax gain of $655 million (after-tax $368 million, or $1.30 per share).

In December 1995, the Company transferred the assets of its high-density polyethylene (HDPE) business joint venture, Paxon Polymer Company, L.P. (Paxon), to Exxon Chemical Company (Exxon). The transfer of the HDPE business to Exxon resulted in a pretax gain of $71 million (after-tax $71 million, or $0.25 per share).

NOTE 5 OTHER INCOME (EXPENSE)

YEARS ENDED DECEMBER 31          1996    1995     1994
--------------------------------------------------------------------------------
INTEREST INCOME AND OTHER       $ 94    $ 35     $ 29
MINORITY INTERESTS               (18)    (36)     (30)
FOREIGN EXCHANGE GAIN (LOSS)      11     (21)     (26)
--------------------------------------------------------------------------------
                                $ 87    $(22)    $(27)
================================================================================


NOTE 6 INTEREST AND OTHER FINANCIAL CHARGES



YEARS ENDED DECEMBER 31          1996    1995     1994
--------------------------------------------------------------------------------
TOTAL INTEREST AND OTHER
  FINANCIAL CHARGES             $209    $189     $166
LESS-- CAPITALIZED INTEREST      (23)    (21)     (23)
--------------------------------------------------------------------------------
                                $186    $168     $143
================================================================================

NOTE 7 TAXES ON INCOME


YEARS ENDED DECEMBER 31          1996    1995     1994
--------------------------------------------------------------------------------
INCOME BEFORE TAXES
ON INCOME
--------------------------------------------------------------------------------
UNITED STATES                  $1,099   $1,101 $  973
FOREIGN                           454      160    138
--------------------------------------------------------------------------------
                               $1,553   $1,261 $1,111
================================================================================




YEARS ENDED DECEMBER 31          1996    1995     1994
---------------------------------------------------------------------------------------

TAXES ON INCOME
---------------------------------------------------------------------------------------
UNITED STATES                   $359   $347     $297
FOREIGN                          174     39       55
---------------------------------------------------------------------------------------
                                $533   $386     $352
=======================================================================================




YEARS ENDED DECEMBER 31          1996    1995     1994
---------------------------------------------------------------------------------------
TAXES ON INCOME CONSIST OF:
CURRENT:
   UNITED STATES               $190    $118      $98
   STATE                         41      25       34
   FOREIGN                       89      44       40
---------------------------------------------------------------------------------------
                                320     187      172
---------------------------------------------------------------------------------------
DEFERRED:

   UNITED STATES                133     192      129
   STATE                         (5)     12       36
   FOREIGN                       85      (5)      15
---------------------------------------------------------------------------------------
                                213     199      180
---------------------------------------------------------------------------------------
                               $533    $386     $352
=======================================================================================



YEARS ENDED DECEMBER 31                             1996        1995        1994
---------------------------------------------------------------------------------------
THE PRINCIPAL ITEMS ACCOUNTING
  FOR THE DIFFERENCE IN TAXES ON
  INCOME COMPUTED AT THE U.S.
  STATUTORY RATE AND AS RECORDED
  ON AN OVERALL BASIS ARE AS FOLLOWS:
STATUTORY U.S. FEDERAL INCOME
  TAX RATE                                          35.0%       35.0%       35.0%
TAXES ON FOREIGN EARNINGS OVER
  (UNDER) U.S. TAX RATE                               .4        (1.7)        (.6)
ASSET BASIS DIFFERENCES                              (.1)       (2.0)       (3.3)
NONDEDUCTIBLE AMORTIZATION                           2.1         1.1         1.0
STATE INCOME TAXES                                   1.3         1.6         3.9
TAX BENEFITS OF FOREIGN
  SALES CORPORATION                                 (1.9)       (1.5)       (1.4)
DIVIDENDS RECEIVED DEDUCTION                         (.2)        (.1)        (.1)
ESOP DIVIDEND TAX BENEFIT                            (.7)        (.8)        (.9)
ALL OTHER ITEMS-- NET                               (1.6)       (1.0)       (1.9)
---------------------------------------------------------------------------------------
                                                    34.3%       30.6%       31.7%
=======================================================================================




DECEMBER 31                              1996     1995
---------------------------------------------------------------------------------------
DEFERRED INCOME TAXES

---------------------------------------------------------------------------------------
INCLUDED IN THE FOLLOWING BALANCE
  SHEET ACCOUNTS:
OTHER CURRENT ASSETS                   $ 309    $ 431
OTHER ASSETS                             178      180
ACCRUED LIABILITIES                      (18)     (16)
DEFERRED INCOME TAXES                   (610)    (551)
---------------------------------------------------------------------------------------
                                       $(141)   $  44
=======================================================================================




DECEMBER 31                                1996     1995
---------------------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
---------------------------------------------------------------------------------------
THE TEMPORARY DIFFERENCES AND
  CARRYFORWARDS WHICH GIVE RISE TO
  DEFERRED TAX ASSETS AND LIABILITIES
  ARE AS FOLLOWS:
PROPERTY, PLANT AND EQUIPMENT
  BASIS DIFFERENCES                        $(733)   $(719)
POSTRETIREMENT BENEFITS OTHER
  THAN PENSIONS                              764      761
POSTEMPLOYMENT BENEFITS                       69       71
INVESTMENT AND OTHER ASSET BASIS
  DIFFERENCES                               (474)    (346)
NONRECURRING ITEMS                           179      133
OTHER ACCRUED ITEMS                          424      378
FOREIGN NET OPERATING LOSSES                 188      241
U.S. CAPITAL LOSS                             --       14
DEFERRED FOREIGN GAIN                        (50)      --
UNDISTRIBUTED EARNINGS
  OF SUBSIDIARIES                            (67)     (64)
ALL OTHER ITEMS-- NET                       (404)    (373)
---------------------------------------------------------------------------------------
                                            (104)      96
VALUATION ALLOWANCE                          (37)     (52)
---------------------------------------------------------------------------------------
                                           $(141)     $44
=======================================================================================

The foreign net operating losses relate to several countries. Such losses are available to reduce income tax payments in the future, subject to varying expiration rules.

Deferred income taxes have not been provided on approximately $326 million of undistributed earnings of foreign affiliated companies, which are considered to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.

NOTE 8 SHORT-TERM INVESTMENTS

Short-term investments consist of marketable debt and equity securities classified as available-for-sale and carried at their quoted market value. The fair values of marketable debt and equity securities were $155 million ($155 million, at cost) and $128 million ($130 million, at cost), respectively, at December 31, 1996. The Company also had other short-term investments held for sale of $18 million at December 31, 1996, carried at cost, which approximates market value.

NOTE 9 ACCOUNTS AND NOTES RECEIVABLE



DECEMBER 31                              1996     1995
---------------------------------------------------------------------------------------
TRADE                                   $1,330   $1,477
OTHER                                      362      308
---------------------------------------------------------------------------------------
                                         1,692    1,785

LESS -- ALLOWANCE FOR DOUBTFUL
  ACCOUNTS AND REFUNDS                     (31)     (34)
---------------------------------------------------------------------------------------
                                        $1,661   $1,751
=======================================================================================

The Company is a party to agreements under which it can sell undivided interests in designated pools of trade accounts receivable up to $575 million (average outstanding was $517 and $500 million during 1996 and 1995, respectively). New receivables are sold under the agreements as previously sold receivables are collected. During 1996, this represented an average collection period of 45 days or a replacement of receivables of approximately eight times. At both December 31, 1996 and 1995, customer accounts receivable on the Consolidated Balance Sheet have been reduced by $500 million reflecting such sales. The Company acts as an agent for the purchasers in the collection and administration of the receivables.

NOTE 10 INVENTORIES


DECEMBER 31                            1996     1995
---------------------------------------------------------------------------------------
RAW MATERIALS                         $  538   $  650
WORK IN PROCESS                          762      769
FINISHED PRODUCTS                        814      747
SUPPLIES AND CONTAINERS                   88       98
---------------------------------------------------------------------------------------
                                       2,202    2,264

LESS --
PROGRESS PAYMENTS                       (126)    (145)
REDUCTION TO LIFO COST BASIS            (130)    (128)
---------------------------------------------------------------------------------------
                                      $1,946   $1,991
=======================================================================================




Inventories  valued at LIFO  amounted to $223  million at December  31, 1996 and
$286  million  at  December  31,  1995,   which  amounts  were  below  estimated
replacement cost by $130 and $128 million, respectively.

NOTE 11 OTHER CURRENT ASSETS



DECEMBER 31                            1996     1995
---------------------------------------------------------------------------------------
CURRENT-- DEFERRED TAXES                $309     $431
OTHER                                    157      177
---------------------------------------------------------------------------------------
                                        $466     $608
=======================================================================================

NOTE 12 INVESTMENTS AND LONG-TERM RECEIVABLES



DECEMBER 31                            1996     1995
---------------------------------------------------------------------------------------
AFFILIATES(1)                          $379     $382
LONG-TERM RECEIVABLES                    94       97
---------------------------------------------------------------------------------------
                                       $473     $479
=======================================================================================



(1) INCLUDES UNREALIZED HOLDING GAINS OF $23 AND $44 MILLION AT DECEMBER 31, 1996 AND 1995, RESPECTIVELY, ON EQUITY SECURITIES CLASSIFIED AS AVAILABLE-FOR-SALE.THE COST BASIS OF THE EQUITY SECURITIES WAS $21 AND $25 MILLION AT DECEMBER 31, 1996 AND 1995, RESPECTIVELY.

At December 31, 1996, the Company had a 50% partnership interest in UOP, a joint venture accounted for under the equity method. UOP is in the process technology and catalyst business. Prior to December 28, 1995, the Company also had a 50% partnership interest in Paxon, a joint venture accounted for under the equity method. On that date, Paxon transferred the HDPE business to Exxon. Paxon manufactures and sells high-density polyethylene resins.

Combined selected financial data for these two entities are summarized as follows (Paxon amounts are not included in the 1995 balance sheet below):



YEARS ENDED DECEMBER 31                1995      1994
---------------------------------------------------------------------------------------
NET SALES                             $1,516   $1,251
INCOME FROM OPERATIONS                   265      165
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE(1)      219      147
NET INCOME(1)(2)                         219      132
=======================================================================================



DECEMBER 31                                       1995
---------------------------------------------------------------------------------------
CURRENT ASSETS                                   $419
TOTAL ASSETS                                      986
CURRENT LIABILITIES                               373
NONCURRENT LIABILITIES                            325
EQUITY                                            288
=======================================================================================


(1) NO U.S. TAXES HAVE BEEN PROVIDED BY THE ENTITIES ON PARTNERSHIP INCOME, AS THE INDIVIDUAL PARTNERS ARE RESPONSIBLE FOR THEIR PROPORTIONATE SHARE OF U.S. TAXES PAYABLE.

(2) REFLECTS IN 1994 THE ADOPTION OF FASB NO. 106 ($15 MILLION).



NOTE 13 PROPERTY, PLANT & EQUIPMENT



DECEMBER 31                          1996       1995
---------------------------------------------------------------------------------------
LAND AND LAND IMPROVEMENTS         $   331    $   370
MACHINERY AND EQUIPMENT              5,760      6,528
BUILDINGS                            1,415      1,545
OFFICE FURNITURE AND EQUIPMENT         868        781
TRANSPORTATION EQUIPMENT               153        173
CONSTRUCTION IN PROGRESS               449        388
---------------------------------------------------------------------------------------
                                     8,976      9,785

LESS -- ACCUMULATED DEPRECIATION
  AND AMORTIZATION                  (4,757)    (5,043)
---------------------------------------------------------------------------------------
                                    $4,219     $4,742
=======================================================================================

NOTE 14 ACCRUED LIABILITIES


DECEMBER 31                            1996     1995
---------------------------------------------------------------------------------------
CUSTOMER ADVANCE PAYMENTS/DEPOSITS   $  127   $  182
INSURANCE                               102      113
POSTRETIREMENT BENEFITS OTHER
  THAN PENSIONS                         135      122
WAGES                                   315      267
OTHER                                 1,216    1,091
---------------------------------------------------------------------------------------
                                     $1,895   $1,775
=======================================================================================


NOTE 15 LONG-TERM DEBT AND CREDIT AGREEMENTS




DECEMBER 31                                 1996     1995
---------------------------------------------------------------------------------------
EMPLOYEE STOCK OWNERSHIP
  PLAN REFUNDING NOTES, 6.957%
  AND 7.016%, DUE 1997                    $   --     $   44
EMPLOYEE STOCK OWNERSHIP
  PLAN FLOATING RATE NOTES,
  4.39% - 5.11%, DUE 1997 - 1999             164        203
6.75% NOTES DUE AUGUST 15, 2000              100        100
97/8% DEBENTURES DUE JUNE 1, 2002            250        250
9.20% DEBENTURES DUE FEBRUARY 15, 2003       100        100
MEDIUM TERM NOTES,
  8.93% - 9.28%, DUE 1997 - 2001             116        129
ZERO COUPON BONDS AND MONEY
  MULTIPLIER NOTES, 13.0% - 14.26%,
  DUE 1997 - 2009                            229        214
91/2% DEBENTURES DUE JUNE 1, 2016            100        100
INDUSTRIAL DEVELOPMENT BOND
  OBLIGATIONS, 4.0% - 6.75%, MATURING
  AT VARIOUS DATES THROUGH 2026              103        105
OTHER (INCLUDING CAPITALIZED LEASES),
  1.07% - 15.3%, MATURING AT VARIOUS
  DATES THROUGH 2016                         156        122
---------------------------------------------------------------------------------------
                                           1,318      1,367

LESS-- UNAMORTIZED DISCOUNT                   (1)        (1)
---------------------------------------------------------------------------------------
                                          $1,317     $1,366
=======================================================================================




The schedule of principal payments on long-term debt is as follows:


                                              LONG-TERM
AT DECEMBER 31, 1996                            DEBT(1)
---------------------------------------------------------------------------------------
1997                                          $   112
1998                                              247
1999                                              165
2000                                              172
2001                                               38
THEREAFTER                                        695
---------------------------------------------------------------------------------------
                                                1,429
LESS -- CURRENT PORTION                          (112)
---------------------------------------------------------------------------------------
                                               $1,317
=======================================================================================


(1) AMOUNTS ARE NET OF REPURCHASES.


The Company has two credit agreements (Credit Agreements) with a group of 20 banks (Five-Year and 364-Day Credit Agreements) with commitments aggregating $750 million. The funds available under the Credit Agreements may be used for any corporate purpose. Loans under the $375 million Five-Year Credit Agreement are required to be repaid no later than June 30, 2001. Annually, the Company may request that the maturity of the Five-Year Credit Agreement be extended by another year. The Company intends to request an extension of this agreement in 1997. The banks' commitments to lend under the $375 million 364-Day Credit Agreement terminate on June 27, 1997. The Company intends to renegotiate this agreement in 1997. The Company has agreed to pay facility fees of 0.07% per annum and 0.05% per annum on the aggregate commitments for the Five-Year and 364-Day Credit Agreements, respectively, subject to increase or decrease on the Five-Year Agreement in the event of changes in the Company's long-term debt ratings. The Credit Agreements do not restrict the Company's ability to pay dividends or require the Company to maintain a specific net worth. However, they do contain other customary conditions and events of default, the failure to comply



32
with, or occurrence of, would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under either Credit Agreement. Such conditions include the absence of any material adverse change in the ability of the Company to pay its indebtedness when due, and such events of default include (a) non-payment of Credit Agreement debt and interest thereon,
(b) non-compliance with the terms of the covenants, (c) cross-default with other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the Credit Agreements if any person or group acquires beneficial ownership of 30% or more of the Company's voting stock or during any 12-month period individuals who were directors of the Company at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Interest on borrowings under the Credit Agreements would be determined, at the Company's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5% above the average CD rate, or 0.5% above the Federal funds rate; or (c) a spread (equal to 15.5 and 17.5 basis points for the Five-Year and 364-Day Credit Agreements, respectively), over the average Eurocurrency rate of three reference banks. The spread over the Eurocurrency rate on the Five-Year Agreement is subject to increase or decrease if the Company's long-term debt ratings change. The Company had no balance outstanding under the Credit Agreements at December 31, 1996. The Credit Agreements presently serve as support for the issuance of commercial paper.

NOTE 16 LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows:



                                                LEASE
AT DECEMBER 31, 1996                         PAYMENTS
---------------------------------------------------------------------------------------
1997                                            $ 63
1998                                              58
1999                                              54
2000                                              45
2001                                              40
THEREAFTER                                       147
---------------------------------------------------------------------------------------
                                                $407
=======================================================================================


Rent expense of $98, $121 and $135 million was included in costs and expenses for 1996, 1995 and 1994, respectively.

NOTE 17 FINANCIAL INSTRUMENTS

The Company, as a result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in interest rates and foreign currency exchange rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments utilized include forward, option and swap agreements. The Company does not use financial instruments for trading or other speculative purposes. The Company had no leveraged financial instruments at December 31, 1996 and 1995.

At December 31, 1996 and 1995, interest rate swap agreements effectively changed $300 million of fixed-rate debt at an average rate of 9.53% in both years to U.S. commercial paper based floating rate debt with an effective average rate of 7.94% and 8.24%, respectively. Based on their terms, these agreements will be terminated by the counterparty if short-term interest rates drop below a predetermined level. Other interest rate swaps at December 31, 1996 and 1995 effectively changed $66 and $74 million, respectively, of London Interbank Offer Rate (LIBOR) based floating rate debt at an average rate of 4.76% and 5.26%, respectively, to fixed rate debt with an effective average rate of 7.00% and 6.92%, respectively. The Company's interest rate swaps mature through the year 2000.

The Company's exposure to changes in foreign currency exchange rates arises from intercompany loans utilized to finance foreign subsidiaries, receivables, payables and firm commitments arising from international transactions. The Company attempts to have all such transaction exposures hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through derivative financial instruments with third parties using forward or option agreements. The Company currently also uses derivative financial instruments to hedge the Company's exposure to changes in foreign currency exchange rates for the translated U.S. dollar value of the net income of a number of foreign subsidiaries. Forward and option agreements used to hedge net income are marked to market and recognized immediately in income. The Company's principal currency exposures relate to the French franc, the German deutsche mark, the British pound and the U.S. dollar. At December 31, 1996, the Company held or had written foreign currency forward and option agreements, maturing through 1998. The Company only writes foreign currency options in combination with purchased options as an integral transaction and economic alternative to using forward agreements.

Financial instruments expose the Company to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. The Company manages exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. The Company's financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments. The Company also has procedures to monitor the impact of market risk on the fair value and costs of its financial instruments considering reasonably possible changes in interest and currency rates. The Company manages market risk by restricting the use of derivative financial instruments to hedging activities and by limiting potential interest and currency rate exposures to amounts that are not material to the Company's consolidated results of operations and cash flows. Because of the above practices and procedures, management believes that the Company's credit and market risk exposures from financial derivatives are not significant at December 31, 1996.

The values of the Company's outstanding derivative financial instruments at December 31, 1996 and 1995 are as follows:




                                              NOTIONAL
                                             PRINCIPAL        FAIR      CARRYING
DECEMBER 31, 1996                               AMOUNT     VALUE(1)        VALUE
---------------------------------------------------------------------------------------
INTEREST RATE SWAP
  AGREEMENTS HELD                                 $366        $ (1)         $--
FOREIGN CURRENCY FORWARD
   AGREEMENTS HELD                                 425          (1)          (1)
FOREIGN CURRENCY FORWARD
   AGREEMENTS WRITTEN                              420           2            4
FOREIGN CURRENCY OPTIONS HELD                      120           1            1
FOREIGN CURRENCY OPTIONS
   WRITTEN                                          76          (1)          (1)
=======================================================================================



DECEMBER 31, 1995

---------------------------------------------------------------------------------------
INTEREST RATE SWAP
  AGREEMENTS HELD                             $  374         $ (4)         $ --
FOREIGN CURRENCY FORWARD
  AGREEMENTS HELD                                630           (4)           (4)
FOREIGN CURRENCY FORWARD
 AGREEMENTS WRITTEN                            1,311          (11)          (13)
=======================================================================================

(1) FAIR VALUES FOR FORWARD, OPTION AND INTEREST RATE SWAP CONTRACTS ARE BASED ON MARKET QUOTES.

The only other material financial instruments that are not carried on the Consolidated Balance Sheet at amounts which approximate fair values are certain debt instruments. The carrying values of long-term debt and related current maturities (excluding capitalized leases of $41 and $43 million at year-end 1996 and 1995, respectively) are $1,388 and $1,512 million and the fair values are $1,560 and $1,733 million at December 31, 1996 and 1995, respectively. The fair values are estimated based on the quoted market price for the issues (if traded) or based on current rates offered to the Company for debt of the same remaining maturity and characteristics.

NOTE 18 CAPITAL STOCK

The Company is authorized to issue up to 20,000,000 shares of preferred stock without par value and may establish series of preferred stock having such number of shares and such terms as it may determine.

The Company is authorized to issue up to 500,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There is no restriction on dividends or the repurchase or redemption of common stock by the Company. The Board increased the Company's repurchase authority by 50 million shares of common stock in December 1996. As a result, as of December 31, 1996, the Company had remaining authority to repurchase from time to time up to 51.2 million shares of common stock.


                                                           COMMON
                                               SHARES      STOCK/
                                          OUTSTANDING     PAID-IN       TREASURY
                                         (IN MILLIONS)    CAPITAL          STOCK
---------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                       283.8     $ 2,811       $(1,437)
PURCHASED UNDER REPURCHASE
  PROGRAMS                                       (2.9)         --          (103)
USED FOR DIVIDEND
  REINVESTMENT PLAN                                .2          --             3
USED FOR EMPLOYEE BENEFIT
  PLANS (INCLUDING RELATED
  TAX BENEFITS)                                   2.0          12            32
REDEMPTION OF COMMON
  STOCK PURCHASE RIGHTS                            --          (7)          --
---------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                       283.1       2,816        (1,505)
PURCHASED UNDER REPURCHASE
  PROGRAMS                                       (5.5)         --          (239)
USED FOR DIVIDEND
  REINVESTMENT PLAN                                .2          --             3
USED FOR EMPLOYEE BENEFIT
  PLANS (INCLUDING RELATED
  TAX BENEFITS)                                   5.0          31            83
---------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995                       282.8       2,847        (1,658)
PURCHASED UNDER REPURCHASE
  PROGRAMS                                       (7.0)         --          (409)
USED FOR DIVIDEND
  REINVESTMENT PLAN                                .1          --             2
USED FOR EMPLOYEE BENEFIT
  PLANS (INCLUDING RELATED
  TAX BENEFITS)                                   6.7          58           109
USED FOR ACQUISITIONS                              .2          --             3
---------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                       282.8      $2,905       $(1,953)
=======================================================================================


NOTE 19 STOCK OPTIONS AND AWARDS

The Company has a 1993 Stock Plan and a 1985 Stock Plan available to grant incentive and non-qualified stock options, stock appreciation rights (SARs), restricted shares and restricted units (Units) to officers and other employees. The 1993 Stock Plan provides for the annual grant of awards in an amount not in excess of 1.5% of the total shares issued (including shares held in treasury) as of December 31 of the year preceding the year of the award. Any shares that are available for awards that are not utilized in a given year will be available for use in subsequent years. There were 4,102,156 and 3,597,248 shares available for future grants under the terms of the Company's stock option plans at December 31, 1996 and 1995, respectively. Incentive stock options have a term determined by the Management Development and Compensation Committee of the Board (Committee), but not in excess of ten years from the date of grant. Non-qualified stock options have been granted with terms of up to ten years and one day. An option becomes exercisable at such times and in such installments as set by the Committee. Options generally become exercisable over a three-year period. SARs entitle an optionee to surrender unexercised stock options for cash or stock equal to the excess of the fair market value of the surrendered shares over the option value of such shares. Units have been granted to certain employees, which entitle the holder to receive shares of common stock. At December 31, 1996, there were 1,177,680 Units outstanding, including 131,950 Units granted in 1996, the restrictions on which generally lapse over periods not exceeding ten years from date of grant. Compensation expense is recognized over the restricted period.



34

The following table summarizes information about stock option activity for the three years ended December 31, 1996:



                                                                            AVERAGE
                                                                           EXERCISE
                                                            NUMBER            PRICE
                                                        OF OPTIONS        PER SHARE
---------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1993                        19,618,446           $24.95
GRANTED                                                  6,809,010            37.55
EXERCISED                                               (1,693,567)           19.32
LAPSED OR CANCELED                                        (344,720)           32.88
SURRENDERED UPON EXERCISE OF SARS                          (17,450)           21.41
---------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1994                        24,371,719            28.75
GRANTED                                                  6,399,590            36.53
EXERCISED                                               (4,199,415)           22.87
LAPSED OR CANCELED                                        (358,567)           34.75
---------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1995                        26,213,327            31.51
GRANTED                                                  4,718,270            51.20
EXERCISED                                               (5,001,777)           28.15
LAPSED OR CANCELED                                        (369,007)           42.02
---------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1996                        25,560,813            35.65
=======================================================================================

The following table summarizes information about stock options outstanding at December 31, 1996:


                                                                    OPTIONS
                                   OPTIONS OUTSTANDING            EXERCISABLE
                    ----------------------------------     ----------------------------
                                                AVERAGE                   AVERAGE
RANGE OF                                       EXERCISE                  EXERCISE
EXERCISE                  NUMBER     AVERAGE      PRICE         NUMBER      PRICE
PRICES               OUTSTANDING     LIFE(1)  PER SHARE    EXERCISABLE  PER SHARE
---------------------------------------------------------------------------------------
$14.35-$29.16          5,796,205         4.2     $21.62      5,796,205     $21.62
$32.00-$35.50          5,353,761         6.6      34.40      4,031,886      34.40
$35.57-$39.07          9,286,347         7.7      36.91      4,170,681      37.61
$42.50-$63.69          5,124,500         9.0      50.53        183,960      45.33
                      ----------                            ----------
                      25,560,813         6.9      35.65     14,182,732      30.27
=======================================================================================

(1) AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS. THERE WERE 14,052,739 AND 12,659,343 OPTIONS EXERCISABLE AT AVERAGE EXERCISE PRICES PER SHARE OF $27.49 AND $23.55 AT DECEMBER 31, 1995 AND 1994, RESPECTIVELY.

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), effective for 1996, the Company continues to account for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Had compensation cost been determined based on the fair value at the grant dates for awards under the Company's stock plans in accordance with SFAS No. 123, net income would have been reduced by $24 million ($0.09 per share) and $15 million ($0.05 per share) in 1996 and 1995, respectively. As required by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1996 and 1995, respectively: historical dividend yield of 1.8% in both years; an expected life of five years and five and one-half years; historical volatility of 21% and 23% and a risk-free rate of return of 5.52% and 7.21%. The weighted-average fair values of the options granted during 1996 and 1995 were $12.43 and $11.06 per share, respectively.

The Company also has a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. New directors receive grants of 1,500 shares of common stock, subject to certain restrictions. In addition, each director will be granted an option to purchase 1,000 shares of common stock each year on the date of the annual meeting of shareowners. The Company has set aside 225,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and have a term of ten years from the date of grant.

All options were granted at not less than fair market value at dates of grant.

Treasury shares of common stock have been used upon exercise of stock options. Differences between the cost of treasury stock used and the total option price of shares exercised have been reflected in retained earnings.

NOTE 20 CUMULATIVE FOREIGN EXCHANGE TRANSLATION ADJUSTMENT



DECEMBER 31                      1996    1995     1994
---------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR     $61    $18      $(7)
TRANSLATION ADJUSTMENT AND
  IMPACT OF HEDGES               (59)    43       25
---------------------------------------------------------------------------------------
                                 $ 2    $61      $18
=======================================================================================


NOTE 21 COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability and environmental, safety and health matters.

In accordance with the Company's accounting policy described in Note 1 of Notes to Financial Statements, liabilities are recorded for environmental matters generally no later than the completion of feasibility studies. Although the Company does not currently possess sufficient information to reasonably estimate the amounts of the liabilities to be recorded upon future completion of studies, they may be significant to the consolidated results of operations, but management does not expect that they will have a material adverse effect on the consolidated financial position of the Company. With respect to all other matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated results of operations or financial position of the Company.

The Company has issued or is a party to various direct and indirect guarantees, bank letters of credit and customer guarantees. Management does not expect these guarantees will have a material adverse effect on the consolidated results of operations or the financial position of the Company.

NOTE 22 SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION

Cash and cash equivalents includes cash on hand and on deposit as well as highly liquid debt instruments with maturities generally of three months or less. Cash payments during the years 1996, 1995 and 1994 included interest of $178, $183 and $121 million and income taxes of $221, $185 and $164 million, respectively.

In November 1994, the Company and General Motors Corporation formed a joint venture to manufacture coated substrates for catalytic converters. The Company contributed its environmental catalysts business and General Motors contributed other assets and a long-term sales contract to the venture. The transaction had the following non-cash impact on the Company's 1994 balance sheet:


                                                  AMOUNT
---------------------------------------------------------------------------------------
CURRENT ASSETS                                    $(24)
PROPERTY, PLANT AND EQUIPMENT-- NET                (20)
INVESTMENTS AND LONG-TERM RECEIVABLES              (23)
OTHER NONCURRENT ASSETS                             (3)
CURRENT LIABILITIES                                102
NONCURRENT LIABILITIES                             (32)
=======================================================================================



The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 1996 and 1995 was 6.0% and 7.0%, respectively.

NOTE 23 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

In 1996, 1995 and 1994 the Company's cost for providing other postretirement benefits aggregated $121, $142 and $150 million, respectively. The Company uses the services of an enrolled actuary to calculate postretirement benefit costs.

For measurement purposes, the assumed annual rates of increase in the per capita cost of covered health care benefits for 1996 were 6.75% to 9% for indemnity programs and 6% to 6.75% for managed care programs, which reduce to 6% for all programs in the year 2000 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $121 million and the aggregate of the service and interest cost component of net periodic postretirement benefit cost for the year then ended by $12 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.25% at December 31, 1996 and 1995, respectively.

Net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components:



YEARS ENDED DECEMBER 31                            1996        1995        1994
---------------------------------------------------------------------------------------
SERVICE COST-BENEFITS ATTRIBUTED
  TO SERVICE DURING THE PERIOD                    $  24       $  20       $  27
INTEREST COST ON ACCUMULATED
  POSTRETIREMENT BENEFIT OBLIGATION                 110         133         133
NET AMORTIZATION                                    (14)        (12)        (10)
---------------------------------------------------------------------------------------
                                                    120         141         150
FOREIGN PLANS                                         1           1          --
---------------------------------------------------------------------------------------
NET PERIODIC POSTRETIREMENT
  BENEFIT COST                                     $121        $142        $150
=======================================================================================

Presented below are the plans' status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1996 and 1995:


DECEMBER 31                                               1996            1995
---------------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT
  BENEFIT OBLIGATION:
  RETIREES                                               $1,054          $1,310
  FULLY ELIGIBLE ACTIVE PLAN
    PARTICIPANTS                                            126             184
  OTHER ACTIVE PLAN PARTICIPANTS                            353             455
---------------------------------------------------------------------------------------
                                                          1,533           1,949
UNRECOGNIZED PRIOR SERVICE COST                             115             161
UNRECOGNIZED NET GAIN (LOSS)                                274            (124)
---------------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT BENEFIT COST                      $1,922          $1,986
=======================================================================================


NOTE 24 PENSIONS

The Company's pension plans, most of which are defined benefit plans and almost all of which are noncontributory, cover substantially all employees. Benefits under the plans are generally based on years of service and employees' compensation during the last years of employment or as a flat dollar benefit. Benefits are generally paid from funds previously provided to trustees. In the Company's principal U.S. plans, funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period. To the extent that these requirements are fully covered by assets on hand for a plan, a contribution may not be made in a particular year. At December 31, 1996, approximately 61% of the assets of U.S. plans were held in equity securities, with the balance primarily in fixed income-type securities.

Pension expense in 1996, 1995 and 1994 was $88, $115 and $109 million, respectively. The Company uses the services of an enrolled actuary to calculate the amount of pension expense and contributions to trustees of the various pension plans.

Net periodic pension cost for 1996, 1995 and 1994 included the following components:


YEARS ENDED DECEMBER 31                       1996          1995           1994
---------------------------------------------------------------------------------------
SERVICE COST-BENEFITS EARNED
  DURING THE PERIOD                           $ 133       $   107         $ 132
INTEREST COST ON PROJECTED
  BENEFIT OBLIGATION                            398           395           363
ACTUAL RETURN ON PLAN ASSETS                   (841)       (1,019)          (65)
NET AMORTIZATION AND DEFERRAL                   388           616          (338)
---------------------------------------------------------------------------------------
NET PERIODIC PENSION COST FOR
  DEFINED BENEFIT PLANS                          78            99            92
FOREIGN PLANS AND OTHER                          10            16            17
---------------------------------------------------------------------------------------
NET PERIODIC PENSION COST                     $  88       $   115         $ 109
=======================================================================================

The assumed rate of return for the Company's U.S. defined benefit pension plans was 9.5% in 1996 and 9% in 1995 and 1994. The assumed discount rate used in calculating the projected benefit obligations at December 31, 1996, 1995 and 1994 was 7.75%, 7.25% and 8.75%, respectively. In addition, the assumed annual increase in compensation over employees' estimated remaining working lives was 5% in 1996, 1995 and 1994.

Presented below are the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1996 and 1995 for its significant defined benefit pension plans:

                                                           1996                                  1995
                                             ----------------------------------------------------------------------
                                             ASSETS EXCEED       ACCUMULATED      ASSETS EXCEED         ACCUMULATED
                                               ACCUMULATED          BENEFITS        ACCUMULATED            BENEFITS
December 31                                       BENEFITS     EXCEED ASSETS           BENEFITS       EXCEED ASSETS
-------------------------------------------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
  VESTED                                           $ 3,715           $   832              $ 3,813           $   805
  NONVESTED                                            256                65                  244               113
-------------------------------------------------------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION                     $ 3,971           $   897              $ 4,057           $   918
===================================================================================================================
PROJECTED BENEFIT OBLIGATION                       $ 4,474           $   933              $ 4,703           $   953
LESS -- FAIR VALUE OF ASSETS                         5,116               711                4,694               699
-------------------------------------------------------------------------------------------------------------------
OVER (UNDER) FUNDED PLANS                              642              (222)(1)               (9)             (254)
UNRECOGNIZED TRANSITION (ASSET) LIABILITY               (6)              (24)                --                 (34)
UNRECOGNIZED NET (GAIN) LOSS                          (549)              (55)                  85                26
UNRECOGNIZED PRIOR SERVICE COST                        (10)               90                  (11)               86
-------------------------------------------------------------------------------------------------------------------
PREPAID (ACCRUED) PENSION COST                     $    77           $  (211)             $    65           $  (176)
===================================================================================================================

(1) INCLUDES $220 MILLION FOR UNFUNDED FOREIGN AND SUPPLEMENTAL DOMESTIC PENSION PLANS.

Note 25 SEGMENT FINANCIAL DATA

AlliedSignal Inc. is a global, advanced technology and manufacturing company. The Company's principal lines of business are aerospace, automotive and engineered materials. Aerospace's principal products, which include propulsion engines, auxiliary power units, environmental control systems, cabin pressurization and engine control systems and avionics, are sold to the U.S. and foreign governments, aircraft manufacturers, commercial airlines and dealers and distributors of general aviation products. Automotive supplies systems and components to worldwide manufacturers of passenger cars; light, medium and heavy trucks; buses; and off-highway vehicles, as well as replacement parts through the independent aftermarket and passenger car/truck dealers. Engineered materials' principal products include chemicals, fibers, plastics and advanced materials, which have applications for numerous industries including automotive, carpeting, refrigeration, construction, electronics, computer and utilities, among others.

                                                                                             CORPORATE
                                                                          ENGINEERED               AND
                                                 AEROSPACE   AUTOMOTIVE    MATERIALS   UNALLOCATED (1)         TOTAL
--------------------------------------------------------------------------------------------------------------------
NET SALES(2)                             1996     $  5,714     $  4,240     $  4,013          $      4      $ 13,971
                                         1995        5,084        5,549        3,713              --          14,346
                                         1994        4,623        4,922        3,272              --          12,817
--------------------------------------------------------------------------------------------------------------------
RESEARCH AND DEVELOPMENT EXPENSE         1996          173           49          123              --             345
                                         1995          154           80          109                10           353
                                         1994          126           73          110                 9           318
--------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION            1996          186          127          207                31           551
                                         1995          186          164          185                28           563
                                         1994          183          148          171                21           523
--------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS(3)                1996          359          900          438              (188)        1,509
                                         1995          551          292          563              (146)        1,260
                                         1994          458          411          409              (126)        1,152
--------------------------------------------------------------------------------------------------------------------
NET INCOME(3)(4)                         1996          206          521          361               (68)        1,020
                                         1995          303          146          473               (47)          875
                                         1994          260          215          330               (46)          759
--------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES                     1996          143          212          336                64           755
                                         1995          131          214          334                67           746
                                         1994          148          245          232                14           639
--------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS                      1996        5,172        2,729        3,453             1,475        12,829
                                         1995        5,079        3,813        3,302               271        12,465
                                         1994        5,104        3,276        2,562               379        11,321
====================================================================================================================

INTERSEGMENT  SALES  APPROXIMATE  MARKET  AND  ARE  NOT  SIGNIFICANT.
(1) THE "CORPORATE AND UNALLOCATED" COLUMN INCLUDES AMOUNTS FOR BUSINESSES SOLD AND CORPORATE ITEMS.

(2) SALES TO THE U.S. GOVERNMENT AND ITS AGENCIES, MAINLY FOR THE AEROSPACE SEGMENT, WERE $1,172, $1,107 AND $1,089 MILLION FOR EACH OF THE RESPECTIVE YEARS.

(3) INCLUDES IN 1996 A PRE- AND AFTER-TAX PROVISION FOR REPOSITIONING AND OTHER CHARGES FOR AEROSPACE OF $292 AND $179 MILLION, AUTOMOTIVE OF $117 AND $49 MILLION, ENGINEERED MATERIALS OF $129 AND $71 MILLION AND CORPORATE AND UNALLOCATED OF $99 AND $60 MILLION, RESPECTIVELY. ALSO INCLUDES IN 1996 PRE- AND AFTER-TAX GAIN ON SALE OF BRAKING BUSINESS OF $655 AND $368 MILLION FOR AUTOMOTIVE. INCLUDES IN 1995 A PRE- AND AFTER-TAX PROVISION FOR REPOSITIONING CHARGE OF $115 AND $71 MILLION FOR AUTOMOTIVE, AND A PRE- AND AFTER-TAX GAIN OF $71 AND $71 MILLION FOR ENGINEERED MATERIALS.

(4) AN INTEREST CHARGE IS MADE BY CORPORATE OFFICE TO THE SEGMENTS ON THE BASIS OF RELATIVE INVESTMENT. TAXES ON INCOME ARE GENERALLY INCLUDED IN THE SEGMENTS WHICH GAVE RISE TO THE TAX EFFECTS AND EQUITY IN INCOME OF AFFILIATED COMPANIES IS INCLUDED IN THE SEGMENTS IN WHICH THESE COMPANIES OPERATE.

Note 26 GEOGRAPHIC AREAS -- FINANCIAL DATA

                                                                                         ADJUSTMENTS
                              UNITED                                           OTHER             AND
                           STATES(1)          CANADA          EUROPE   INTERNATIONAL    ELIMINATIONS            TOTAL
---------------------------------------------------------------------------------------------------------------------
NET SALES(2)    1996         $10,774            $252        $  2,397        $    548       $    --           $ 13,971
                1995          10,734             230           2,740             642            --             14,346
                1994           9,739             202           2,283             593            --             12,817
---------------------------------------------------------------------------------------------------------------------
NET INCOME(3)   1996             736              28             212              44            --              1,020
                1995             734              31              58              52            --                875
                1994             654              23              65              17            --                759
---------------------------------------------------------------------------------------------------------------------
ASSETS          1996           9,880             302           2,501             729            (583)          12,829
                1995           9,378             219           2,964             588            (684)          12,465
                1994           8,977             205           2,295             543            (699)          11,321
---------------------------------------------------------------------------------------------------------------------
LIABILITIES     1996           8,059             132             798             243            (583)           8,649
                1995           7,623             106           1,535             293            (684)           8,873
                1994           7,290              87           1,319             342            (699)           8,339
=====================================================================================================================

SALES BETWEEN  GEOGRAPHIC AREAS APPROXIMATE  MARKET AND ARE NOT SIGNIFICANT.

(1) CORPORATE OFFICE INCOME, EXPENSES, ASSETS AND LIABILITIES ARE INCLUDED IN THE UNITED STATES COLUMN.

(2) INCLUDED IN UNITED STATES NET SALES ARE EXPORT SALES OF $2,399, $2,119 AND $1,818 MILLION FOR EACH OF THE RESPECTIVE YEARS.

(3) INCLUDES IN 1996 AN AFTER-TAX PROVISION FOR REPOSITIONING AND OTHER CHARGES FOR THE UNITED STATES OF $356 AND EUROPE OF $3 MILLION. ALSO INCLUDES IN 1996 AN AFTER-TAX GAIN ON THE SALE OF THE BRAKING BUSINESS FOR THE UNITED STATES OF $244 AND EUROPE OF $143 MILLION AND A LOSS FOR OTHER INT'L OF $19 MILLION. INCLUDES IN 1995 AN AFTER-TAX GAIN FOR THE UNITED STATES OF $42 MILLION AND A LOSS FOR EUROPE OF $42 MILLION.




Note 27 UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                            1996                                             1995
-----------------------------------------------------------------------------------------------------------------------
                   MAR. 31   JUNE 30      SEPT. 30   DEC. 31       YEAR  MAR. 31  JUNE 30  SEPT. 30   DEC. 31      YEAR
-----------------------------------------------------------------------------------------------------------------------
NET SALES           $3,778    $3,347        $3,348    $3,498    $13,971   $3,419   $3,630    $3,499    $3,798   $14,346
GROSS PROFIT           766       112(1)        750       737      2,365      672      728       699       593     2,692
NET INCOME             225       272(1)(2)     253       270      1,020      198      227       217       233       875
PER SHARE              .80       .96(1)(2)     .90       .96       3.61      .70      .80       .77       .83      3.09
DIVIDENDS PAID        .225      .225          .225      .225        .90     .195     .195      .195      .195       .78
MARKET PRICE(3)
HIGH                 59.25     60.38         66.38     74.38      74.38    39.88    44.50     47.13     49.88     49.88
LOW                  47.13     54.25         52.75     61.88      47.13    33.38    38.38     43.13     41.13     33.38
=======================================================================================================================

(1) INCLUDES A PROVISION OF $637 MILLION (AFTER-TAX $359 MILLION, OR $1.27 PER SHARE) FOR REPOSITIONING AND OTHER CHARGES. SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS FOR FURTHER INFORMATION.

(2) INCLUDES AN AFTER-TAX GAIN OF $368 MILLION, OR $1.30 PER SHARE, ON THE SALE OF THE BRAKING BUSINESS. SEE NOTE 4 OF NOTES TO FINANCIAL STATEMENTS FOR FURTHER INFORMATION.

(3) FROM COMPOSITE TAPE -- STOCK IS PRIMARILY TRADED ON THE NEW YORK STOCK EXCHANGE.

Report of Independent Accountants

PRICE WATERHOUSE LLP [LOGO]

January 31, 1997

To the Shareowners and Directors of AlliedSignal Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of AlliedSignal Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Morristown, NJ

Selected Financial Data
AlliedSignal Inc. (dollars in millions except per share amounts)

Years ended December 31             1996    1995    1994    1993    1992    1991    1990    1989    1988    1987
----------------------------------------------------------------------------------------------------------------
FOR THE YEAR
----------------------------------------------------------------------------------------------------------------
NET SALES                        $13,971 $14,346 $12,817 $11,827 $12,042 $11,831 $12,343 $11,942 $11,909 $11,116
INCOME (LOSS) FROM CONTINUING
 OPERATIONS(1)                     1,020     875     759     656     535    (273)    462     528     463     515
NET INCOME (LOSS)(2)               1,020     875     759     411    (712)   (273)    462     528     463     656
PER SHARE OF COMMON STOCK:
EARNINGS (LOSS) FROM
 CONTINUING OPERATIONS              3.61    3.09    2.68    2.31    1.90   (1.00)   1.67    1.78    1.55    1.53
NET EARNINGS (LOSS)                 3.61    3.09    2.68    1.45   (2.52)  (1.00)   1.67    1.78    1.55    1.95
DIVIDENDS                            .90     .78   .6475     .58     .50     .80     .90     .90     .90     .90

AT YEAR-END
----------------------------------------------------------------------------------------------------------------
NET WORKING CAPITAL              $ 2,143 $ 1,086 $ 1,194 $ 1,078 $ 1,414 $   526 $   892 $ 1,065 $ 1,040 $   722
PROPERTY, PLANT AND
 EQUIPMENT -- NET                  4,219   4,742   4,260   4,094   3,897   3,638   3,584   3,321   3,214   3,330
TOTAL ASSETS                      12,829  12,465  11,321  10,829  10,756  10,382  10,456  10,342  10,069  10,321
LONG-TERM DEBT                     1,317   1,366   1,424   1,602   1,777   1,914   2,051   1,903   2,044   2,017
SHAREOWNERS' EQUITY                4,180   3,592   2,982   2,390   2,251   2,983   3,380   3,412   3,268   3,129
BOOK VALUE PER SHARE OF
 COMMON STOCK                      14.78   12.70   10.53    8.42    7.93   10.79   12.55   11.77   11.05   10.44
AVERAGE INVESTMENT(3)              6,468   5,598   4,848   4,506   4,939   6,771   6,723   6,520   6,629   6,859
COMMON SHARES OUTSTANDING
 (IN MILLIONS)                     282.8   282.8   283.1   283.8   283.8   276.3   269.4   290.0   295.9   299.9
COMMON SHAREOWNERS OF RECORD      77,856  79,046  82,095  84,248  84,254  91,492  97,210 102,042 111,402 109,322
EMPLOYEES(4)                      76,600  88,500  87,500  86,400  89,300  98,300 105,800 107,100 109,550 115,300

FINANCIAL STATISTICS(5)
----------------------------------------------------------------------------------------------------------------
RETURN ON SALES (INCOME FROM
 OPERATIONS)                        10.8     8.8     9.0     8.1     3.4    (2.5)     5.9    8.0     5.7     6.8
RETURN ON SALES (AFTER-TAX)          7.3     6.1     5.9     5.5     4.4    (2.3)     3.7    4.4     3.9     4.6
RETURN ON AVERAGE INVESTMENT
 (AFTER-TAX)                        17.5    17.4    17.5    16.6    13.8    (1.3)     9.6   11.0    10.3    10.1
RETURN ON AVERAGE SHAREOWNERS'
 EQUITY (AFTER-TAX)                 26.6    26.7    28.9    30.6    26.4    (8.4)    13.9   15.6    14.5    14.5
INTEREST COVERAGE RATIO              7.6     6.5     6.8     5.1     3.3     (.9)     2.6    3.0     2.8     3.6
LONG-TERM DEBT AS A PERCENT OF
 TOTAL CAPITAL                      22.2    25.6    30.4    37.9    40.5    34.9     33.6   30.8    33.2    33.9
TOTAL DEBT AS A PERCENT OF TOTAL
 CAPITAL                            29.5    33.7    34.1    42.7    44.7    43.9     40.4   35.7    35.9    39.0

FINANCIAL STATISTICS(5)(6)
----------------------------------------------------------------------------------------------------------------
RETURN ON SALES (INCOME FROM
 OPERATIONS)                        10.7     9.1     9.0     7.9     6.5     4.7      5.9    8.0     7.4     6.8
RETURN ON SALES (AFTER-TAX)          7.2     6.1     5.9     5.5     4.5     2.9      3.7    4.4     4.3     3.9
RETURN ON AVERAGE INVESTMENT
 (AFTER-TAX)                        17.4    17.4    17.5    16.6    13.9     7.8      9.6   11.0    10.9     8.9
RETURN ON AVERAGE SHAREOWNERS'
 EQUITY (AFTER-TAX)                 26.3    26.7    28.9    30.5    26.7    10.5     13.9   15.6    15.9    12.2
INTEREST COVERAGE RATIO              7.5     6.8     6.8     5.0     3.3     2.1      2.6    3.0     2.9     3.2
LONG-TERM DEBT AS A PERCENT OF
 TOTAL CAPITAL                      22.2    25.6    30.4    37.9    40.5    34.9     33.6   30.8    33.2    33.9
TOTAL DEBT AS A PERCENT OF TOTAL
 CAPITAL                            29.5    33.7    34.1    42.7    44.7    43.9     40.4   35.7    35.9    39.0
================================================================================================================


(1) IN 1996, INCLUDES THE EFFECT OF A PROVISION FOR REPOSITIONING AND OTHER CHARGES, AS WELL AS A GAIN ON THE SALE OF THE BRAKING BUSINESS RESULTING IN A NET GAIN OF $33 MILLION (AFTER-TAX $9 MILLION, OR $0.03 PER SHARE). IN 1992, INCLUDES THE EFFECT OF A PROVISION FOR REPOSITIONING CHARGES AS WELL AS A GAIN ON THE SALE OF COMMON STOCK OF UNION TEXAS PETROLEUM HOLDINGS, INC. (UNION TEXAS) RESULTING IN A NET CHARGE OF $11 MILLION (AFTER-TAX $6 MILLION, OR $0.02 PER SHARE). IN 1991, INCLUDES THE EFFECT OF A PROVISION FOR REPOSITIONING CHARGES AS WELL AS GAINS ON ASSET SALES BY UNION TEXAS RESULTING IN A NET CHARGE OF $838 MILLION (AFTER-TAX $615 MILLION, OR $2.25 PER SHARE). IN 1988, INCLUDES AN AFTER-TAX CHARGE OF $125 MILLION, OR $0.42 PER SHARE, FOR REPOSITIONING CHARGES, AN AFTER-TAX GAIN OF $36 MILLION, OR $0.12 PER SHARE, FROM THE SALE OF THE COMPANY'S INVESTMENT IN AKEBONO BRAKE INDUSTRY COMPANY LTD. AND AN AFTER-TAX GAIN OF $81 MILLION, OR $0.27 PER SHARE, FROM NONRECURRING ITEMS. IN 1987, INCLUDES THE EFFECT OF THE SALE OF COMMON STOCK BY UNION TEXAS WHICH RESULTED IN A GAIN OF $108 MILLION (AFTER-TAX $82 MILLION, OR $0.24 PER SHARE).

(2) INCLUDES IN 1993 THE CUMULATIVE AFTER-TAX PROVISION FOR THE ADOPTION OF FASB NO. 112 OF $245 MILLION, OR $0.86 PER SHARE. INCLUDES IN 1992 THE CUMULATIVE AFTER-TAX PROVISION FOR THE ADOPTION OF FASB NOS. 106 AND 109 OF $1,247 MILLION, OR $4.42 PER SHARE.

(3) INVESTMENT IS DEFINED AS SHAREOWNERS' EQUITY AND NON-CURRENT DEFERRED TAXES-NET PLUS TOTAL DEBT.

(4)  INCLUDES  EMPLOYEES  AT  FACILITIES  OPERATED  FOR THE U.S.  DEPARTMENT  OF
     ENERGY.

(5) THE RETURNS AND INTEREST COVERAGE RATIO EXCLUDE THE IMPACT ON INCOME OF THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES.

(6) THE RETURNS AND INTEREST COVERAGE RATIO EXCLUDE THE IMPACT OF NONRECURRING ITEMS IN 1993, PROVISIONS FOR REPOSITIONING CHARGES IN 1996, 1995, 1992, 1991 AND 1988, GAIN ON THE SALE OF THE BRAKING BUSINESS IN 1996, GAIN ON THE TRANSFER OF THE HDPE BUSINESS TO EXXON IN 1995, GAIN ON SALE OF COMMON STOCK OF UNION TEXAS IN 1992, GAINS ON ASSET SALES BY UNION TEXAS IN 1991, NONRECURRING INCOME IN 1988 AND UNION TEXAS' EQUITY TRANSACTION IN 1987.