Form 10-K, Exhibit 13
period 1997-12-31
ALLIEDSIGNAL INC
filed 1998-02-26
CIK 773840

Selected Financial Data
AlliedSignal Inc. (dollars in millions except per share amounts)

Years ended December 31           1997     1996     1995     1994     1993     1992     1991     1990     1989     1988     1987
For the Year
--------------------------------------------------------------------------------------------------------------------------------
Net sales                      $14,472  $13,971  $14,346  $12,817  $11,827  $12,042  $11,831  $12,343  $11,942  $11,909  $11,116
Income (loss) from continuing
 operations (1)                  1,170    1,020      875      759      656      535     (273)     462      528      463      515
Net income (loss) (2)            1,170    1,020      875      759      411     (712)    (273)     462      528      463      656
Per share of common stock:
Earnings (loss) from continuing
 operations -- basic              2.07     1.80     1.54     1.34     1.16      .95     (.50)     .84     .89       .78      .77
Net earnings (loss) -- basic      2.07     1.80     1.54     1.34      .73    (1.26)    (.50)     .84     .89       .78      .98
Earnings (loss) from continuing
 operations -- assuming dilution  2.02     1.76     1.52     1.32     1.14      .93     (.50)     .84     .89       .78      .77
Net earnings (loss) -- assuming
 dilution                         2.02     1.76     1.52     1.32      .71    (1.24)    (.50)     .84     .89       .78      .98
Dividends                          .52      .45      .39    .3238      .29      .25      .40      .45     .45       .45      .45
--------------------------------------------------------------------------------------------------------------------------------
At Year-End
Net working capital            $ 1,137  $ 2,143  $ 1,086  $ 1,194  $ 1,078  $ 1,414  $   526  $   892 $ 1,065   $ 1,040 $   722
Property, plant and
 equipment -- net                4,251    4,219    4,742    4,260    4,094    3,897    3,638    3,584   3,321     3,214   3,330
Total assets                    13,707   12,829   12,465   11,321   10,829   10,756   10,382   10,456  10,342    10,069  10,321
Long-term debt                   1,215    1,317    1,366    1,424    1,602    1,777    1,914    2,051   1,903     2,044   2,017
Shareowners' equity              4,386    4,180    3,592    2,982    2,390    2,251    2,983    3,380   3,412     3,268   3,129
Book value per share of
 common stock                     7.86     7.39     6.35     5.27     4.21     3.97     5.40     6.28    5.89      5.53    5.22
Average investment (3)           6,935    6,468    5,598    4,848    4,506    4,939    6,771    6,723   6,520     6,629   6,859
Common shares outstanding
 (in millions)                   558.3    565.6    565.6    566.2    567.6    567.6    552.6    538.8   580.0     591.8   599.8
Common shareowners of record    78,793   77,856   79,046   82,095   84,248   84,254   91,492   97,210 102,042   111,402 109,322
Employees (4)                   70,500   76,600   88,500   87,500   86,400   89,300   98,300  105,800 107,100   109,550 115,300
--------------------------------------------------------------------------------------------------------------------------------
Financial Statistics (5)
Return on net sales (income
 from operations)                 11.3     10.8      8.8      9.0      8.1      3.4     (2.5)     5.9     8.0       5.7     6.8
Return on net sales (after-tax)    8.1      7.3      6.1      5.9      5.5      4.4     (2.3)     3.7     4.4       3.9     4.6
Return on average investment
 (after-tax)                      18.4     17.5     17.4     17.5     16.6     13.8     (1.3)     9.6    11.0      10.3    10.1
Return on average shareowners'
 equity (after-tax)               27.5     26.6     26.7     28.9     30.6     26.4     (8.4)    13.9    15.6      14.5    14.5
Interest coverage ratio            8.7      7.6      6.5      6.8      5.1      3.3      (.9)     2.6     3.0       2.8     3.6
Long-term debt as a percent
 of total capital                 19.7     22.2     25.6     30.4     37.9     40.5     34.9     33.6    30.8      33.2    33.9
Total debt as a percent of
 total capital                    31.7     29.5     33.7     34.1     42.7     44.7     43.9     40.4    35.7      35.9    39.0
--------------------------------------------------------------------------------------------------------------------------------
Financial Statistics (5)(6)
Return on net sales (income
 from operations)                 11.4     10.7      9.1      9.0      7.9      6.5      4.7      5.9     8.0       7.4     6.8
Return on net sales (after-tax)    8.1      7.2      6.1      5.9      5.5      4.5      2.9      3.7     4.4       4.3     3.9
Return on average investment
 (after-tax)                      18.3     17.4     17.4     17.5     16.6     13.9      7.8      9.6    11.0      10.9     8.9
Return on average shareowners'
 equity (after-tax)               27.4     26.3     26.7     28.9     30.5     26.7     10.5     13.9    15.6      15.9    12.2
Interest coverage ratio            8.8      7.5      6.8      6.8      5.0      3.3      2.1      2.6     3.0       2.9     3.2
Long-term debt as a percent
 of total capital                 19.7     22.2     25.6     30.4     37.9     40.5     34.9     33.6    30.8      33.2    33.9
Total debt as a percent
 of total capital                 31.7     29.5     33.7     34.1     42.7     44.7     43.9     40.4    35.7      35.9    39.0
===============================================================================================================================

(1) In 1997, includes a provision for repositioning and other charges, a gain on the sale of the safety restraints business as well as a charge related to the 1996 sale of the braking business, resulting in a net charge of $24 million (after-tax gain of $4 million, or $0.01 per share). In 1996, includes a provision for repositioning and other charges as well as a gain on the sale of the braking business resulting in a net gain of $33 million (after-tax $9 million, or $0.02 per share). In 1992, includes a provision for repositioning charges as well as a gain on the sale of common stock of Union Texas Petroleum Holdings, Inc. (Union Texas) resulting in a net charge of $11 million (after-tax $6 million, or $0.01 per share). In 1991, includes a provision for repositioning charges as well as gains on asset sales by Union Texas resulting in a net charge of $838 million (after-tax $615 million, or $1.13 per share). In 1988, includes an after-tax charge of $125 million, or $0.21 per share, for repositioning charges, an after-tax gain of $36 million, or $0.06 per share, from the sale of the Company's investment in Akebono Brake Industry Company Ltd. and an after-tax gain of $81 million, or $0.14 per share, from nonrecurring items. In 1987, includes a gain from the sale of common stock by Union Texas of $108 million (after-tax $82 million, or $0.12 per share).
(2) Includes in 1993 the cumulative after-tax provision for the adoption of FASB No. 112 of $245 million, or $0.43 per share. Includes in 1992 the cumulative after-tax provision for the adoption of FASB Nos. 106 and 109 of $1,247 million, or $2.21 per share.
(3) Investment is defined as shareowners' equity and non-current deferred taxes-net plus total debt.
(4) Includes employees at facilities operated for the U.S. Department of Energy.
(5) The returns and interest coverage ratio exclude the impact on income of the cumulative effect of changes in accounting principles.
(6) The returns and interest coverage ratio exclude the impact of provisions for repositioning charges in 1997, 1996, 1995, 1992, 1991 and 1988, gain on the sale of the safety restraints business as well as a charge related to the 1996 sale of the braking business in 1997, gain on the sale of the braking business in 1996, gain on the transfer of the HDPE business to Exxon in 1995, nonrecurring items in 1993, gain on the sale of common stock of Union Texas in 1992, gains on asset sales by Union Texas in 1991, nonrecurring income in 1988 and Union Texas' equity transaction in 1987.

MANAGEMENT'S DISCUSSION AND ANALYSIS
AlliedSignal Inc.

1997 COMPARED WITH 1996

DURING 1997, THE COMPANY MADE SIGNIFICANT PROGRESS IN THE SHIFT OF ITS BUSINESS PORTFOLIO TOWARD HIGHER GROWTH AND MARGINS. Acquisitions with aggregate annual sales of $1.5 billion were announced. In June 1997, the Company acquired Prestone Products Corporation (Prestone) for approximately $400 million, including assumed liabilities. Prestone is a supplier of premium car care products and has annual sales of approximately $300 million. In July 1997, the Company acquired Grimes Aerospace Company (Grimes), a manufacturer of exterior and interior aircraft lighting systems, for approximately $475 million, including assumed liabilities. Grimes, which has annual sales of approximately $230 million, also manufactures aircraft engine components such as valves and heat exchangers, as well as electronic systems, including flight warning computers and active matrix liquid crystal displays. In October 1997, the Company acquired Astor Holdings, Inc. (Astor) for approximately $370 million, including assumed liabilities. Astor, a producer of value-added, wax-based processing aids, sealants and adhesives, has annual sales of approximately $300 million. In November 1997, the Company acquired Holt Lloyd Group Ltd. for approximately $150 million. Holt Lloyd is a supplier of car care products primarily in Europe and Asia and has annual sales of approximately $150 million. In January 1998, the Company also acquired the Hardware Group and PacAero unit of Banner Aerospace, distributors of aircraft hardware, for approximately $350 million. The acquired operations have annual sales of about $250 million, principally to commercial air transport and general aviation customers. The Company also made several smaller acquisitions in 1997, primarily in the Engineered Materials segment.

THE COMPANY ALSO DIVESTED SOME BUSINESSES WHICH WERE PRIMARILY CYCLICAL IN NATURE. In October 1997, the Company completed the sale of its automotive safety restraints business to Breed Technologies for $710 million in cash, subject to post-closing adjustments, and the Company recorded an after-tax gain of $196 million, or $0.35 per share, in the fourth quarter of 1997 (all earnings per share data in Management's Discussion and Analysis reflect basic earnings per share). The safety restraints business had 1996 net sales and income from operations of $940 and $70 million, respectively, from the sale of seat belts and air bags. It is expected that the proceeds will be used to continue to grow the Company's higher-margin businesses and pursue acquisitions that will expand or complement the Company's business portfolio. In April 1996, the Company sold its worldwide hydraulic and anti-lock braking systems (ABS) business (braking business) for $1.5 billion in cash, subject to certain post-closing adjustments which were finalized in October 1997. See Note 4 of Notes to Financial Statements for additional information. In the first quarter of 1998, the Company expects to complete the sale of its underwater detection systems business to L-3 Communications Corporation for $70 million in cash, subject to post-closing adjustments. The ocean systems unit had annual revenues of about $70 million. During 1997, the Company also sold certain non-strategic businesses and other assets.

The Company continuously assesses the relative strength of its portfolio of businesses as to strategic fit, market position and profit contribution in order to upgrade its combined portfolio and identify operating units that will most benefit from increased investment. The Company considers acquisition candidates that will further its strategic plan and strengthen its existing core businesses. The Company also identifies operating units that do not fit into its long-term strategic plan based on their market position, relative profitability or growth potential. These operating units are considered for potential divestiture, restructuring or other repositioning action.

IN 1997, THE COMPANY ELIMINATED ITS THREE SECTOR OFFICES, CONSOLIDATED ITS AUTOMOTIVE PRODUCTS GROUP AND REPOSITIONED SOME OF ITS BUSINESSES. A provision of $250 million for repositioning and other charges (after-tax $159 million, or $0.28 per share) was established in the fourth quarter. The components of this charge include severance costs of $59 million, asset writedowns of $34 million and other exit costs of $31 million, as well as $40 million relating to the write-off of capitalized business process reengineering costs associated with information technology projects as required by Emerging Issues Task Force Issue No. 97-13, $13 million relating to the writedown of an investment and other items consisting of asset impairments, customer claims and legal settlements.

THE BOARD OF DIRECTORS APPROVED AN INCREASE OF 15% IN THE QUARTERLY COMMON STOCK DIVIDEND, FROM $0.13 TO $0.15 PER SHARE. The dividend increase will be effective with the first quarter of 1998. The Company had previously increased its regular quarterly dividend by 16% in the first quarter of 1997.

NET SALES in 1997 were $14,472 million, an increase of $501 million, or 4%, compared with 1996. Of this increase, $1,178 million, or 8%, was due to volume gains and $482 million from the consolidation of recent acquisitions, offset in part by a $744 million reduction for disposed businesses, mainly in the Automotive segment. Lower selling prices and the impact of foreign exchange reduced sales for the Engineered Materials and Automotive segments by $415 million. Aerospace net sales increased $698 million, or 12%, and Engineered Materials improved by $241 million, or 6%. Automotive net sales decreased $438 million, or 10%. Excluding the disposed braking and safety restraints businesses, Automotive net sales increased $297 million, or 11%.

COST OF GOODS SOLD as a percent of net sales was 79.3% in 1997 compared with 83.1% in 1996. Included in 1997 and 1996 are repositioning and other charges (special charges) totaling $237 and $637 million, respectively. See Note 3 of Notes to Financial Statements for further information. Excluding these special charges, 1997 cost of goods sold as a percent of net sales was 77.7%, a decrease compared with 78.5% in 1996 due in part to Six Sigma programs to lower manufacturing and material costs and the improved mix of higher-margin businesses.

GAIN ON SALE OF BUSINESS reflects the 1997 pretax gain of $226 million, comprised of a $277 million gain on the sale of the safety restraints business, partially offset by a charge of $51 million related to the settlement of the sale of the braking business in 1996. The 1996 pretax gain of $655 million resulted from the sale of the braking business. See Note 4 of Notes to Financial Statements for further information.

INCOME FROM OPERATIONS of $1,636 million in 1997 improved by $127 million, or 8%, compared with 1996. Both 1997 and 1996 include pretax gains on the sales of businesses as well as special charges (special items). Excluding the impact of these special items, income from operations improved by $156 million, or 10%. Aerospace income from operations increased 37%, but Engineered Materials and Automotive income from operations decreased 4% and 15%, respectively. The Company's operating margin was 11.4% in 1997, compared with 10.7% in 1996. Productivity (the constant dollar relationship of sales to costs) improved by 5.9% over 1996, reflecting in part initiatives in manufacturing, materials, product development and sales and marketing. See the detailed discussion of net income below for information by industry segment.

EQUITY IN INCOME OF AFFILIATED COMPANIES of $178 million increased by $35 million, or 24%, compared with 1996, mainly due to higher earnings from the UOP process technology joint venture (UOP), partially offset by the writedown of an equity investment as part of the 1997 repositioning and other charges.

OTHER INCOME (EXPENSE), $77 million income in 1997, decreased by $10 million, or 11%, compared with 1996 mainly due to increased minority interest offset in part by higher foreign exchange gains.

INTEREST AND OTHER FINANCIAL CHARGES of $175 million in 1997 decreased by $11 million, or 6%, compared with 1996. This decrease results from lower tax interest expense due to an acceleration of worldwide tax audits resulting in favorable developments to the Company's position, offset in part by higher debt-related interest expense reflecting higher levels of debt.

THE EFFECTIVE TAX rate in 1997 was 31.8% compared with 34.3% in 1996. Adjusted for special items in both years, the effective tax rate in 1997 was 33.0% compared with 33.5% in 1996.

NET INCOME in 1997 of $1,170 million, or $2.07 per share, was 15% higher than 1996 net income of $1,020 million, or $1.80 per share. Adjusted for special items in both years, net income for 1997 was $1,166 million, or $2.06 per share, an increase of 15% over 1996. The higher adjusted net income in 1997 was the result of a substantial improvement in operating performance by the Aerospace segment and moderately higher earnings by the Engineered Materials segment. The Automotive segment had significantly lower earnings.

A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS follows. Adjusted net income (see tables below) for the segments excludes the impact of the 1997 and 1996 special items. (Dollars in millions)

                                               Adjusted
Aerospace   Net Sales       Net Income       Net Income
-------------------------------------------------------
1997           $6,412             $515             $529
1996            5,714              206              385
-------------------------------------------------------
Increase       $  698             $309             $144
=======================================================

Aerospace sales of $6,412 million in 1997 increased by $698 million, or 12%, compared with 1996. Aerospace Equipment Systems sales were substantially higher, driven by continued aftermarket strength and substantially higher original-equipment shipments of engine fuel systems, environmental control systems and aircraft landing systems. The acquisition of Grimes also contributed $119 million of sales. Engines had significantly higher shipments of auxiliary power units (APUs) and commercial propulsion end units and spares. Sales of Electronic & Avionics Systems were moderately higher reflecting strong demand for flight management and safety avionics systems, including strong shipments of enhanced ground proximity warning systems. Sales of electronic systems to the U.S. and foreign governments, however, were lower, mainly at communications and ocean systems. Sales of management and technical services to the U.S. Government were moderately higher.

The Company's 1997 sales to the Department of Defense (DoD), as a prime contractor and subcontractor, increased 8% compared with 1996. Sales to the DoD accounted for 21% of Aerospace's total sales, a decrease of one percentage point compared with 1996. Sales to the commercial and foreign government markets increased 18%, while sales to the National Aeronautics and Space Administration
(NASA) and other U.S. Government agencies declined 14% in 1997.

Aerospace adjusted net income of $529 million in 1997 improved by $144 million, or 37%, from the 1996 adjusted net income. Income from Aerospace Equipment Systems and Engines was substantially higher due principally to increased sales and productivity improvements. Earnings for Electronic & Avionics Systems were moderately higher reflecting increased demand, improved manufacturing operations and material cost savings for flight safety avionics. However, electronic systems had lower net income on reduced sales at communications and ocean systems to the U.S. and foreign governments. Net income from management and technical services for the U.S. Government improved slightly.

The Company is affected by U.S. Government budget constraints for defense and space programs as well as the level of production of commercial, business and general aviation aircraft which are impacted by business cycles and world economic conditions. Growth in the Company's commercial business for aerospace products is expected, over the long term, to help mitigate the reductions in U.S. defense spending. Moreover, aerospace sales are not dependent on any one key defense program or commercial customer.

In 1997, world defense spending stabilized after declining in prior years. Meanwhile, substantial improvement was seen in the commercial aircraft market, with build rates for large airlines at near record levels. This level of commercial activity is expected to continue in 1998. Regional airlines experienced strong traffic growth and new regional aircraft orders were also higher in 1997. The high-end business aviation market experienced significant growth and the commercial aftermarket spare parts and repair and overhaul business also showed strong improvement during 1997, reflecting a 7% increase in world airline passenger traffic.

The Company continues to receive significant contracts from the commercial aviation industry, DoD and NASA and Aerospace earnings are expected to remain strong.

At December 31, 1997 and 1996, the Company had firm orders for its aerospace products from the U.S. and foreign

[GRAPHIC REPRESENTATION of Net Sales (dollars in billions), expressed numerically below.]

                    1995          1996            1997
                    ----          ----            ----
                    14.3          14.0            14.5

[GRAPHIC REPRESENTATION of Net Income (dollars in millions), expressed numerically below.]


                  1995            1996            1997
                  ----            ----            ----
                  875            1,020           1,170

[GRAPHIC REPRESENTATION of Earnings per Share (dollars), expressed numerically below.]

                   1995          1996          1997
                   ----          ----          ----
                   1.54          1.80          2.07

governments of $1,908 and $1,906 million, respectively. Total backlog, including commercial contracts, at year-end 1997 and 1996 was $5,087 and $4,514 million, respectively. The Company anticipates that approximately $4,247 million of the total 1997 backlog will be filled during 1998.

                                                    Adjusted
Automotive       Net Sales       Net Income       Net Income
------------------------------------------------------------
1997                $3,802            $ 285             $170
1996                 4,240              521              202
------------------------------------------------------------
(Decrease)          $ (438)           $(236)            $(32)
============================================================

Automotive sales of $3,802 million in 1997 were $438 million, or 10%, lower compared with 1996 reflecting the disposition of the braking and safety restraints businesses. Excluding these businesses, Automotive sales increased by $297 million, or 11%. Continued strength of the U.S. dollar negatively impacted sales growth by 3%. Turbocharging Systems sales were significantly higher, primarily reflecting the flow of new products and the popularity of turbocharged vehicles in Europe. Truck Brake Systems sales in North America also improved significantly, benefiting from an upturn in truck builds and increased installation rates of ABS. The Automotive Products Group sales were moderately higher reflecting $223 million of sales from the acquisitions of Prestone and Holt Lloyd. Sales of other aftermarket products and friction materials were lower reflecting in part unfavorable market conditions.

Automotive adjusted net income of $170 million in 1997 declined by $32 million, or 16%, from the 1996 adjusted net income. The decrease primarily reflects the absence of net income from the disposed braking and safety restraints businesses. Excluding these businesses, Automotive net income increased by $11 million, or 9%. Turbocharging Systems had substantially higher net income due to increased sales and productivity improvements. Net income for Truck Brake Systems was also substantially higher due principally to strong sales volume. Earnings for the Automotive Products Group decreased substantially, primarily in the North American aftermarket business; however, improvement for friction materials was a partial offset.

                                                               Adjusted
Engineered Materials    Net Sales         Net Income         Net Income
-----------------------------------------------------------------------
1997                       $4,254               $389               $462
1996                        4,013                361                432
-----------------------------------------------------------------------
Increase                   $  241               $ 28               $ 30
=======================================================================

Engineered Materials sales of $4,254 million in 1997 were $241 million, or 6%, higher compared with 1996. Volume gains of 9% were partially offset by lower selling prices and the impact of the strong U.S. dollar. Polymer sales were higher due mainly to significant growth for engineering plastics, chemical intermediates and specialty films. Lower sales of carpet fibers and industrial polyester, mainly as a result of reduced selling prices and the strong U.S. dollar, were partial offsets. Specialty Chemicals sales increased moderately due to acquisitions and volume gains for chlorofluorocarbon (CFC) replacement products, hydrofluoric acid, pharmaceuticals and industrial specialties products. Pricing pressures and the strong U.S. dollar were partial offsets. Sales for Electronic Materials improved slightly reflecting increased demand for advanced microelectronic materials and improvement in the printed circuit board industry. Sales of amorphous metals, however, were lower.

Engineered Materials adjusted net income of $462 million in 1997 increased by $30 million, or 7%, from the 1996 adjusted net income. Specialty Chemicals had significantly higher earnings, driven by UOP and improvements for pharmaceuticals and industrial specialties products. Polymers had moderately lower income reflecting both higher raw material costs and lower selling prices which reduced earnings for carpet fibers, industrial polyester and industrial nylon. Partial offsets for Polymers resulted from higher income from chemical intermediates, engineering plastics and specialty films due to sales increases. Electronic Materials also had improved performance led by a substantial increase in earnings for advanced microelectronic materials and the absence of losses from the micro-optic devices business. Laminates was a partial offset as income declined due to pricing pressures and poor results in Europe.

REGARDING ENVIRONMENTAL MATTERS, the Company is subject to various federal, state and local government requirements relating to the protection of the environment. The Company believes that as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances

[GRAPHIC REPRESENTATION of Capital Expenditures/R&D (dollars in millions), expressed numerically below.]

                                             1995     1996     1997
                                            -----    -----    -----
Capital Expenditures.......................   746      755      717
Company-funded R&D.........................   353      345      349
Total Capital Expenditures/R&D............. 1,099    1,100    1,066


[GRAPHIC REPRESENTATION of Long-Term Debt as a Percent of Total Capital (percent), expressed numerically below.]

                                         1995      1996     1997
                                         ----      ----     ----
                                         25.6      22.2     19.7


[GRAPHIC REPRESENTATION of Return on Average Shareowners' Equity
(After-tax percent), expressed numerically below.]

                                         1995     1996    1997
                                         ----     ----    ----
                                         26.7     26.6    27.5

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

Remedial response and voluntary cleanup expenditures were $90 and $87 million in 1997 and 1996, respectively, and are currently estimated to be approximately $85 million in 1998. While annual expenditures may increase over time, the Company expects it will be able to fund such expenditures from operating cash flow. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

At December 31, 1997, the recorded liability for environmental matters was $414 million. In addition, in 1997 the Company incurred operating costs for ongoing businesses of approximately $70 million and capital expenditures of $69 million relating to compliance with environmental regulations.

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

REGARDING THE YEAR 2000 compliance issue for information systems, the Company has recognized the need to ensure that its computer operations and operating systems will not be adversely affected by the upcoming calendar year 2000 and is cognizant of the time sensitive nature of the problem. The Company has assessed how it may be impacted by Year 2000 and has formulated and commenced implementation of a comprehensive plan to address known issues as they relate to its information systems. The plan, as it relates to information systems, involves a combination of software modification, upgrades and replacement. The Company estimates that the cost of Year 2000 compliance for its information systems will not have a material adverse effect on the future consolidated results of operations of the Company. The Company is not yet able to estimate the cost for Year 2000 compliance with respect to production systems, products, customers and suppliers; however, based on a preliminary review, management does not expect that such costs will have a material adverse effect on the future consolidated results of operations of the Company.

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

INFLATION has not been a significant factor for the Company in a number of years. Cost increases for labor and material have generally been low, and any impact has been offset by productivity enhancement programs, including Six Sigma initiatives.

TOTAL ASSETS at December 31, 1997 were $13,707 million, an increase of $878 million, or 7%, from December 31, 1996. Cash and cash equivalents and short-term investments at December 31, 1997 were $1,041 million, a decrease of $725 million compared with December 31, 1996. The decrease mainly results from acquisitions and common stock repurchases, partially offset by the proceeds received from the sale of the automotive safety restraints business. Cash flow from operating activities of $1,306 million increased by $110 million, or 9%, compared with 1996, principally due to the increase in net income. The Company's working capital turnover was up slightly to 5.1x at December 31, 1997 from 5.0x at December 31, 1996.

THE MAXIMUM AMOUNT OF BORROWING available under the Company's revolving credit agreement (Credit Agreement) was $750 million. The Credit Agreement supports the issuance of commercial paper. There was $821 and $470 million of commercial paper outstanding at year-end 1997 and 1996, respectively. Commercial paper borrowing reached a high of $1,546 million during 1997.

TOTAL DEBT at year-end 1997 of $2,307 million increased $376 million. The increase principally resulted from debt assumed in the Astor, Grimes and Prestone acquisitions and to fund common stock repurchases during the year. Long-term debt was reduced by $102 million during 1997. The Company's total debt as a percent of capital was 31.7% at December 31, 1997, up from 29.5% at year-end 1996. Long-term debt as a percent of capital was 19.7% at year-end 1997, down from 22.2% at year-end 1996. Subsequent to year-end 1997, the Company issued $400 million of long-term debt. The proceeds from the issuance were used to repay certain outstanding commercial paper of the Company. See Note 15 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreement.

THE COMPANY REPURCHASED 21.0 MILLION SHARES OF COMMON STOCK for $814 million in 1997. Common stock was repurchased to meet expected requirements for shares issued under employee benefit plans, acquisitions and a shareowner dividend reinvestment plan. At year-end 1997, the Company had 158.1 million shares of common stock held in treasury carried at $2,665 million. As of year-end 1997, the Company was authorized to repurchase 81.4 million shares of common stock.

At the 1997 Annual Meeting, shareowners approved an amendment to the Company's certificate of incorporation which increased the number of authorized common shares from 500 million to one billion. The additional shares are available for stock splits, acquisitions and other purposes. The Company's common stock was split 2-for-1 for owners of record as of August 21, 1997.

CAPITAL EXPENDITURES during 1997 were $717 million, a decrease of $38 million from the $755 million spent in 1996. Spending by the segments and Corporate since 1995 is shown in Note 25 of Notes to Financial Statements. The Company's total capital expenditures in 1998 are currently projected at approximately $700 million. These expenditures are expected to be principally financed by internally generated funds. Approximately 62% of the projected 1998 expenditures are planned for expansion and cost reduction, 28% for replacement and maintenance and 10% for environmental projects.

1996 COMPARED WITH 1995

IN APRIL 1996, THE COMPANY SOLD ITS BRAKING BUSINESS WHICH HAD 1995 NET SALES AND INCOME FROM OPERATIONS OF $2.0 BILLION AND $154 MILLION, RESPECTIVELY. The sale of the braking business resulted in a gain of $655 million (after-tax $368 million, or $0.65 per share). The Company received consideration of $1.5 billion, subject to certain post-closing adjustments which were finalized in October 1997. See Note 4 of Notes to Financial Statements for additional information. Excluded from the sale were brake friction materials, brake-related sales to the independent aftermarket and the medium- and heavy-duty truck brake systems business which is part of a joint venture with Knorr-Bremse AG.

IN THE SECOND QUARTER OF 1996, THE COMPANY RECORDED A PRETAX CHARGE OF $622 MILLION (AFTER-TAX $359 MILLION, OR $0.63 PER SHARE) RELATING TO THE COST OF ACTIONS TO REPOSITION SOME OF ITS BUSINESS UNITS AND TO RECOGNIZE ADDITIONAL ENVIRONMENTAL REMEDIATION LIABILITIES AS WELL AS OTHER CHARGES. Actions are being undertaken to consolidate production facilities, rationalize manufacturing capacity and optimize operational capabilities. The components of the repositioning charge include asset writedowns of $136 million, severance costs of $127 million and other exit costs of $14 million. The repositioning actions are expected to be completed in 1998 and will not materially impact the Company's liquidity. Upon completion, the repositioning actions are expected to generate additional annual income from operations of approximately $140 million. The charge to recognize additional environmental liabilities amounted to $175 million. See Note 3 of Notes to Financial Statements for additional information.

NET SALES in 1996 were $13,971 million, a decrease of $375 million, or 3%, compared with 1995. Net sales were lower reflecting the sale of the braking business. Excluding the braking business, net sales increased $1,019 million, or 8%. Of this increase, $794 million was due to volume gains, mainly by the Aerospace segment, and $366 million from the consolidation of recent acquisitions, offset in part by an $88 million reduction for disposed businesses, mainly by the Engineered Materials segment. Selling prices and the impact of foreign exchange were slightly unfavorable. Aerospace net sales increased $630 million, or 12%, and Engineered Materials improved by $300 million, or 8%. Automotive net sales increased $85 million, or 2%.

COST OF GOODS SOLD as a percent of net sales was 83.1% in 1996 compared with 81.2% in 1995. Included in 1996 are repositioning and other charges totaling $637 million, and 1995 reflects a provision of $115 million relating to the revaluation of the ABS assets to their fair market value (special charges). See
Note 3 of Notes to Financial Statements for further information. Excluding these special charges, 1996 cost of goods sold as a percent of net sales was 78.5%, a decrease compared with 80.4% in 1995 mainly due to productivity initiatives to lower manufacturing and material costs.

GAIN ON SALE OF BUSINESS represents the 1996 pretax gain of $655 million on the sale of the braking business and the 1995 pretax gain of $71 million on the transfer of the high-density polyethylene (HDPE) joint venture, Paxon Polymer Company, L.P., to Exxon Chemical Company. See Note 4 of Notes to Financial Statements for further information.

INCOME FROM OPERATIONS of $1,509 million in 1996 improved by $249 million, or 20%, compared with 1995. Both 1996 and 1995 include pretax gains on the sales of businesses as well as special charges (special items). Excluding the impact of these special items, income from operations improved by $187 million, or 14%. Aerospace income from operations increased 18% and Engineered Materials improved 15%, but Automotive income from operations decreased 11%. The Company's operating margin was 10.7% in 1996, significantly higher than the 9.1% in 1995. Productivity improved by 6.0% over 1995, reflecting in part initiatives in manufacturing (Operational Excellence), product development (Technical Excellence) and sales and marketing (Customer Excellence) and the sale of the high-cost braking business. See the detailed discussion of net income below for information by industry segment.

EQUITY IN INCOME OF AFFILIATED COMPANIES of $143 million decreased by $48 million, or 25%, compared with 1995 mainly because the Company exited its HDPE joint venture in December 1995 and because of lower earnings from Knorr-Bremse AG's truck brake systems joint venture. A partial offset was significantly higher earnings from UOP.

OTHER INCOME (EXPENSE), $87 million income in 1996, improved by $109 million compared with 1995 mainly due to increased interest income (included in the Corporate and Unallocated segment), primarily reflecting the investment of cash received from the sale of the braking business, higher foreign exchange costs in 1995 and the minority interest share of the 1996 repositioning and other charges.

INTEREST AND OTHER FINANCIAL CHARGES of $186 million in 1996 increased by $18 million, or 11%, compared with 1995 due to higher levels of short-term debt.

THE EFFECTIVE TAX RATE in 1996 was 34.3% compared with 30.6% in 1995. Adjusted for special items in both years, the effective tax rate in 1996 was 33.5% compared with 33.0% in 1995.

NET INCOME in 1996 of $1,020 million, or $1.80 per share, was 17% higher than net income of $875 million in 1995, or $1.54 per share. Adjusted for special items in both years, net income for 1996 was $1,011 million, or $1.78 per share, an increase of 16% over 1995 net income. The higher adjusted net income in 1996 was the result of a substantial improvement in the operating performance by the Aerospace segment and higher earnings by the Engineered Materials segment. The Automotive segment had moderately lower earnings.

A DISCUSSION OF THE OPERATIONS OF THE BUSINESS SEGMENTS follows. Adjusted net income (see tables below) for the segments excludes the impact of the 1996 and 1995 special items. (Dollars in millions)

                                                        Adjusted
Aerospace               Net Sales     Net Income      Net Income
----------------------------------------------------------------
1996                       $5,714           $206            $385
1995                        5,084            303             303
----------------------------------------------------------------
Increase (Decrease)        $  630           $(97)           $ 82
================================================================

Aerospace sales of $5,714 million in 1996 increased $630 million, or 12%, compared with 1995. Military aftermarket sales and sales to commercial original equipment manufacturers (OEMs) were substantially higher. Commercial aftermarket sales also improved. Military OEM sales were lower. Engines had significantly higher sales of commercial and military propulsion engines and APUs, including significantly higher aftermarket parts and repair and overhaul sales. Aerospace Equipment Systems also showed strong sales growth with gains across most product lines, including engine fuel systems, environmental control systems and aircraft landing systems to both the aftermarket and OEMs. Electronic & Avionics Systems sales improved slightly. Sales of communication and navigation systems increased significantly reflecting the acquisition of a precision products business in January 1996 and gains in guidance and control systems, but flight safety systems sales were moderately lower, reflecting the completion in 1995 of the program to install mandated traffic alert and collision avoidance systems (TCAS) on commuter aircraft. Production problems at flight safety systems, resolved in the latter part of the year, delayed the introduction of new products. Sales of management and technical services to the U.S. Government were significantly higher.

The Company's 1996 sales to the DoD, as a prime contractor and subcontractor, increased 3% compared with 1995 despite reductions in U.S. defense spending. Sales to the DoD accounted for 22% of Aerospace's total sales, a decrease of two percentage points compared with 1995. Sales to the commercial and foreign government markets increased 18%, while sales to NASA and other U.S. Government agencies declined 1% in 1996.

Aerospace adjusted net income improved to $385 million from $303 million, an increase of $82 million, or 27%, compared with 1995. Strong sales growth and productivity resulted in substantially higher earnings for Engines and Aerospace Equipment Systems. Increased management and technical services to the U.S. Government also resulted in significant gains, but Electronic & Avionics Systems had moderately lower income. Flight safety systems had substantially reduced earnings due to lower sales, manufacturing difficulties and certain repositioning expenses excluded from the 1996 provision. Higher net income for communication and navigation systems was a partial offset.

At December 31, 1996 and 1995, the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,906 and $1,871 million, respectively. Total backlog, including commercial contracts, at year-end 1996 and 1995 was $4,514 and $4,523 million, respectively.

                                                     Adjusted
Automotive                  Net Sales  Net Income  Net Income
-------------------------------------------------------------
1996                          $ 4,240        $521        $202
1995                            5,549         146         217
-------------------------------------------------------------
Increase (Decrease)           $(1,309)       $375        $(15)
=============================================================

Automotive sales of $4,240 million in 1996 were $1,309 million, or 24%, lower than in 1995. However, excluding the divested braking business, Automotive sales increased $85 million, or 2%. Safety Restraint Systems, primarily air bags, and Turbocharging Systems had significantly higher sales volumes in Europe, reflecting strong demand. Growth by Turbocharging Systems reflected the continued preference by

European customers for turbocharged, diesel-powered cars, although turbocharger sales were lower in Japan and North America. The Automotive Products Group had slightly lower sales due to the impact of weak economic conditions on the European aftermarket business, partially offset by significantly higher sales for filters & spark plugs due to new product introductions and higher original equipment sales. Sales of friction materials increased slightly, mainly in North America, and North American aftermarket sales were also slightly higher. Sales of Truck Brake Systems in North America were lower primarily because of decreasing medium- and heavy-duty truck production.

Automotive adjusted net income decreased to $202 million from $217 million in 1995, a $15 million, or 7%, decrease. The decrease reflects the absence of net income from the divested braking business. Excluding the braking business, Automotive net income increased substantially. The Automotive Products Group had substantially higher income due to reductions in distribution costs for the North American aftermarket business as well as significant sales gains and manufacturing improvements for filters & spark plugs. Higher sales resulting from additional production capacity for Turbocharging Systems and Safety Restraint Systems also resulted in significant net income gains.

                                                            Adjusted
Engineered Materials        Net Sales     Net Income      Net Income
--------------------------------------------------------------------
1996                           $4,013          $ 361            $432
1995                           $3,713            473             402
--------------------------------------------------------------------
Increase (Decrease)            $  300          $(112)           $ 30
====================================================================

Engineered Materials sales of $4,013 million in 1996 were $300 million, or 8%, higher compared with 1995 principally due to acquisitions. Specialty Chemicals sales increased substantially mainly reflecting the acquisition of Riedel-de Haen in October 1995. The fluorine products business showed slight improvement as the transition away from CFCs to substitute products was completed and the business diversifies to include more fluorine specialty products. The Polymers business had significantly higher sales of industrial fibers and engineering plastics products, primarily due to acquisitions in the fourth quarter of 1995. Carpet fiber plants operated near capacity as stronger demand was driven by sustained economic growth. Sales also increased for environmental catalysts, carbon materials and amorphous metals. Sales for Electronic Materials were moderately lower due to softness in the printed circuit board industry, however, improved sales of advanced microelectronic materials were a partial offset.

Engineered Materials adjusted net income increased to $432 million from $402 million, a $30 million, or 7%, increase. Substantially higher earnings for Specialty Chemicals was driven by UOP as the petrochemical and refining industries continued to be strong worldwide. The acquisition of Riedel-de Haen also contributed to higher earnings. Fluorine products net income also increased due to sales growth and significant operational improvements. Net income was significantly higher for the Polymers business, mainly reflecting improved market conditions for carpet fiber and earnings from the Bridgestone/Firestone acquisition in late 1995. Electronic Materials net income improved on higher sales for advanced microelectronic materials. A partial offset to higher segment income was the absence of earnings from the HDPE joint venture.

REGARDING ENVIRONMENTAL MATTERS, remedial response and voluntary cleanup expenditures were $87 and $72 million in 1996 and 1995, respectively. In the second quarter of 1996 the Company charged $175 million against pretax income for remedial response and voluntary cleanup costs. At December 31, 1996, the recorded liability for environmental matters was $530 million. In addition, in 1996 the Company incurred operating costs for ongoing businesses of approximately $60 million and capital expenditures of $43 million relating to compliance with environmental regulations.

TOTAL ASSETS at December 31, 1996 were $12,829 million, an increase of $364 million, or 3%, from December 31, 1995. Cash and cash equivalents and short-term investments at year-end 1996 were $1,766 million, an increase of $1,226 million compared with December 31, 1995, primarily reflecting the proceeds received from the sale of the braking business. Cash flows from operating activities of $1,196 million decreased by $20 million, or 2%, compared with 1995. The Company's working capital turnover was down slightly to 5.0x at December 31, 1996 from 5.2x a year earlier.

THE MAXIMUM AMOUNT OF BORROWING available under the Company's revolving Credit Agreement was $750 million. The Credit Agreement supports the issuance of commercial paper. There was $470 and $58 million of commercial paper outstanding at December 31, 1996 and 1995, respectively. Commercial paper borrowing reached a high of $1,271 million during 1996.

TOTAL DEBT at year-end 1996 of $1,931 million decreased $79 million. Long-term debt was reduced by $49 million during 1996. The Company's total debt as a percent of capital was 29.5% at December 31, 1996, down from 33.7% at year-end 1995. Long-term debt as a percent of capital was 22.2% at year-end 1996, down from 25.6% at year-end 1995. See Note 15 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreement.

THE COMPANY REPURCHASED 14.0 MILLION SHARES OF COMMON STOCK for $409 million in 1996. Common stock was repurchased to meet expected requirements for shares issued under employee benefit plans and a shareowner dividend reinvestment plan. At year-end 1996, the Company had 150.8 million shares of common stock held in treasury carried at $1,953 million. In December 1996, the Board of Directors voted to increase the Company's common share repurchase authority by 100 million shares.

CAPITAL EXPENDITURES during 1996 were $755 million, an increase of $9 million from the $746 million spent in 1995. Spending by the segments and Corporate since 1995 is shown in Note 25 of Notes to Financial Statements.

-------------------------------------------------------------------------------

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

CONSOLIDATED STATEMENT OF INCOME
AlliedSignal Inc.

YEARS ENDED DECEMBER 31 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)         1997        1996        1995
Net sales                                                                   $14,472     $13,971     $14,346
-----------------------------------------------------------------------------------------------------------
Cost of goods sold                                                           11,481      11,606      11,654
Selling, general and administrative expenses                                  1,581       1,511       1,503
Gain on sale of business                                                       (226)       (655)        (71)
-----------------------------------------------------------------------------------------------------------
Total costs and expenses                                                     12,836      12,462      13,086
-----------------------------------------------------------------------------------------------------------
Income from operations                                                        1,636       1,509       1,260
Equity in income of affiliated companies                                        178         143         191
Other income (expense)                                                           77          87         (22)
Interest and other financial charges                                           (175)       (186)       (168)
-----------------------------------------------------------------------------------------------------------
Income before taxes on income                                                 1,716       1,553       1,261
Taxes on income                                                                 546         533         386
-----------------------------------------------------------------------------------------------------------
Net income                                                                  $ 1,170     $ 1,020     $   875
===========================================================================================================
Earnings per share of common stock -- basic                                 $  2.07     $  1.80     $  1.54
Earnings per share of common stock -- assuming dilution                     $  2.02     $  1.76     $  1.52
===========================================================================================================


CONSOLIDATED STATEMENT OF RETAINED EARNINGS


YEARS ENDED DECEMBER 31 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)         1997        1996        1995
Balance at beginning of year                                                $ 3,214     $ 2,315     $ 1,613
Net income                                                                    1,170       1,020         875
Common stock dividends (1997 -- $.52 per share;
  1996 -- $.45 per share; 1995 -- $.39 per share)                              (295)       (262)       (217)
Other                                                                          --           141          44
-----------------------------------------------------------------------------------------------------------
Balance at end of year                                                      $ 4,089     $ 3,214     $ 2,315
===========================================================================================================

The Notes to Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEET
AlliedSignal Inc.


DECEMBER 31 (DOLLARS IN MILLIONS)                                                          1997        1996

ASSETS
-----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                           $    611    $  1,465
   Short-term investments                                                                   430         301
   Accounts and notes receivable                                                          1,886       1,661
   Inventories                                                                            2,093       1,946
   Other current assets                                                                     553         466
-----------------------------------------------------------------------------------------------------------
Total current assets                                                                      5,573       5,839
Investments and long-term receivables                                                       480         473
Property, plant and equipment -- net                                                      4,251       4,219
Cost in excess of net assets of acquired companies -- net                                 2,426       1,418
Other assets                                                                                977         880
-----------------------------------------------------------------------------------------------------------
Total assets                                                                           $ 13,707    $ 12,829
===========================================================================================================
LIABILITIES
-----------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                    $  1,345    $  1,187
   Short-term borrowings                                                                     47          32
   Commercial paper                                                                         821         470
   Current maturities of long-term debt                                                     224         112
   Accrued liabilities                                                                    1,999       1,895
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                                 4,436       3,696
Long-term debt                                                                            1,215       1,317
Deferred income taxes                                                                       694         610
Postretirement benefit obligations other than pensions                                    1,775       1,787
Other liabilities                                                                         1,201       1,239
-----------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY
-----------------------------------------------------------------------------------------------------------
Capital -- common stock -- Authorized 1,000,000,000 shares (par value $1 per share):
           -- issued 716,457,484 shares                                                     716         716
           -- additional paid-in capital                                                  2,425       2,189
Common stock held in treasury, at cost:
        1997 -- 158,114,964 shares
        1996 -- 150,828,234 shares                                                       (2,665)     (1,953)
Cumulative foreign exchange translation adjustment                                         (181)          2
Unrealized holding gain on marketable securities                                              2          12
Retained earnings                                                                         4,089       3,214
-----------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                 4,386       4,180
-----------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                              $ 13,707    $ 12,829
===========================================================================================================

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
AlliedSignal Inc.


YEARS ENDED DECEMBER 31 (DOLLARS IN MILLIONS)                    1997            1996        1995

CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------------------------
Net income                                                    $ 1,170         $ 1,020    $   875
Adjustments to reconcile net income to net cash provided by
operating activities:
   Gain on sale of business                                      (226)           (655)       (71)
   Repositioning and other charges                                250             622        115
   Depreciation and amortization (includes goodwill)              609             602        612
   Undistributed earnings of equity affiliates                    (55)            (33)       (59)
   Deferred income taxes                                          138             213        199
   (Increase) decrease in accounts and notes receivable          (104)           (163)       134
   (Increase) in inventories                                      (92)            (87)      (141)
   (Increase) decrease in other current assets                    (88)            134         35
   Increase in accounts payable                                   226             117         16
   (Decrease) in accrued liabilities                             (188)            (77)      (245)
   Net taxes paid on sale of business                             (21)            (49)      --
   Other                                                         (313)           (448)      (254)
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                       1,306           1,196      1,216
------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------
Expenditures for property, plant and equipment                   (717)           (755)      (746)
Proceeds from disposals of property, plant and equipment           67              77         46
Decrease in investments and long-term receivables                  25              20         27
(Increase) in other investments                                    (6)            (12)        (4)
Cash paid for acquisitions                                     (1,218)           (114)      (499)
Proceeds from sales of businesses                                 695           1,358         72
(Increase) in short-term investments                             (129)           (301)      --
------------------------------------------------------------------------------------------------
Net cash (used for) provided by investing activities           (1,283)            273     (1,104)
------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------
Net increase in commercial paper                                  351             412         58
Net increase (decrease) in short-term borrowings                   18            (356)       253
Proceeds from issuance of preferred stock of subsidiary           112            --         --
Proceeds from issuance of common stock                            151             147        104
Proceeds from issuance of long-term debt                           33              48        108
Payments of long-term debt                                       (307)           (124)      (147)
Repurchase of preferred stock of subsidiary                      (112)           --         --
Repurchases of common stock                                      (786)           (409)      (239)
Cash dividends on common stock                                   (295)           (262)      (217)
Other                                                             (42)           --         --
------------------------------------------------------------------------------------------------
Net cash (used for) financing activities                         (877)           (544)       (80)
------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents             (854)            925         32
Cash and cash equivalents at beginning of year                  1,465             540        508
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $   611         $ 1,465    $   540
================================================================================================

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
AlliedSignal Inc. (dollars in millions except per share amounts)

NOTE 1
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of AlliedSignal Inc. and its majority-owned subsidiaries. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications were made to prior year amounts to conform with the 1997 presentation.

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

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES is being amortized on a straight-line basis over appropriate periods ranging from 20 to 40 years. The cumulative amount of goodwill amortized at December 31, 1997 and 1996 is $476 and $423 million, respectively.

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

ENVIRONMENTAL expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 1997 and 1996 were $110 and $304 million and $120 and $410 million, respectively.

INTEREST RATE SWAP, FOREIGN CURRENCY FORWARD AND OPTION AGREEMENTS are accounted for as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated and effective as a hedge of such items. Agreements qualifying for hedge accounting are accounted for as follows:

  Changes in the amount to be received or paid under interest rate swap agreements are recognized in Interest and Other Financial Charges.

  Gains and losses on foreign currency forward agreements and combination options (options purchased and written as a unit) used to hedge assets and liabilities, or net investments in foreign subsidiaries, are recognized in Other Income (Expense) and Cumulative Foreign Exchange Translation Adjustment, respectively.

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

EARNINGS PER SHARE are calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 128 -- "Earnings per Share" (SFAS No.
128), effective for 1997. SFAS No. 128 requires the Company to report both basic earnings per share which is based on the weighted-average number of common shares outstanding and diluted earnings per share which is based on the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding. All prior years earnings per share data in this report have been recalculated to reflect the provisions of SFAS No. 128. All earnings per share data in this report reflect basic earnings per share, unless otherwise indicated. The details of the earnings per share calculations for the years 1997, 1996 and 1995 follow:

                                                                          Per Share
                                             Income          Shares          Amount
-----------------------------------------------------------------------------------
1997
Earnings per share of
 common stock -- basic                       $1,170     564,807,801           $2.07
Dilutive securities:
  Stock options                                          14,372,032
  Restricted stock units                                    688,917
-----------------------------------------------------------------------------------
Earnings per share of common
stock -- assuming dilution                   $1,170     579,868,750           $2.02
===================================================================================
1996
Earnings per share of
 common stock -- basic                       $1,020     565,660,128           $1.80
Dilutive securities:
  Stock options                                          13,529,590
  Restricted stock units                                  1,273,198
-----------------------------------------------------------------------------------
Earnings per share of common
  stock -- assuming dilution                 $1,020     580,462,916           $1.76
===================================================================================
1995
Earnings per share of
 common stock -- basic                       $  875     566,875,546           $1.54
Dilutive securities:
  Stock options                                           9,022,214
  Restricted stock units                                  1,171,998
-----------------------------------------------------------------------------------
Earnings per share of common
 stock -- assuming dilution                  $  875     577,069,758           $1.52
===================================================================================

For each of the years 1997, 1996 and 1995, there were outstanding stock options not included in the computation of diluted earnings per share of common stock because the options exercise price was greater than the average market price of the common shares. In 1997, 1996 and 1995, the number of stock options not included in the computation were 1,201,900, 35,000 and 1,241,350, respectively. These options were outstanding at the end of each of the respective years.

A TWO-FOR-ONE STOCK SPLIT was announced by the Company on July 23, 1997. The stock split was effected on September 15, 1997 for shareowners of record on August 21, 1997. All share and per share data in this report reflects the stock split for all periods presented.

NOTE 2

ACQUISITIONS

In 1997, the Company acquired Prestone Products Corporation (Prestone) for approximately $400 million, including assumed liabilities. Prestone is a supplier of premium car care products and has annual sales of approximately $300 million. The Company also acquired Grimes Aerospace Company (Grimes), a manufacturer of exterior and interior aircraft lighting systems, for approximately $475 million, including assumed liabilities. Grimes, which has annual sales of approximately $230 million, also manufactures aircraft engine components such as valves and heat exchangers, as well as electronic systems, including flight warning computers and active matrix liquid crystal displays. In addition, the Company acquired Astor Holdings, Inc. (Astor) for approximately $370 million, including assumed liabilities. Astor, a producer of value-added, wax-based processing aids, sealants and adhesives, has annual sales of approximately $300 million. The Company also acquired Holt Lloyd Group Ltd. for approximately $150 million. Holt Lloyd is a supplier of car care products primarily in Europe and Asia and has annual sales of approximately $150 million.

In 1995, the Company acquired a 95.8% interest in Riedel-de Haen AG from Hoechst AG for approximately $245 million. Riedel-de Haen AG is a specialty chemicals manufacturer located in Germany. The business had 1994 sales of approximately $250 million. In addition, the Company acquired The Budd Company's Wheel & Brake Division (Budd Wheel & Brake) for approximately $160 million. Budd Wheel & Brake was sold in 1996 as part of the sale of the Company's worldwide hydraulic and anti-lock braking systems (ABS) business (braking business).

The Company also made other smaller acquisitions in 1997, 1996 and 1995.

NOTE 3

REPOSITIONING AND OTHER CHARGES

In the fourth quarter of 1997, the Company recorded a pretax charge of $124 million relating to the costs to eliminate its three sector offices, consolidate its Automotive Products Group and reposition some of its businesses. These actions are intended to enhance the Company's competitiveness and productivity. The components of this charge include severance costs of $59 million, asset writedowns of $34 million and other exit costs of $31 million. All of the actions are expected to be completed in 1998. The Company also recorded other charges in the fourth quarter of 1997, including $40 million relating to the write-off of capitalized business process reengineering costs associated with information technology projects as required by Emerging Issues Task Force Issue No. 97-13 and other items consisting of asset impairments, customer claims and legal settlements.

Repositioning and other charges totaling $237 million are included as part of Cost of Goods Sold for 1997. Equity in Income of Affiliated Companies includes a charge of $13 million relating to the writedown of an equity investment. The total pretax impact of the repositioning and other charges for 1997 is $250 million (after-tax $159 million, or $0.28 per share).

In the second quarter of 1996, the Company recorded a pretax charge of $277 million relating to the costs of actions to reposition some of its businesses. The repositioning actions are intended to enhance the Company's competitiveness and productivity and include consolidating production facilities, rationalizing manufacturing capacity and optimizing operational capabilities. The components of the repositioning charge include asset writedowns of $136 million, severance costs of $127 million and other exit costs of $14 million. The repositioning actions are expected to be completed in 1998.

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

Repositioning and other charges totaling $637 million are included as part of Cost of Goods Sold for 1996. Other Income (Expense) for 1996 includes a $15 million credit for repositioning and other charges representing the minority interest share of such charges. The total pretax impact of the repositioning and other charges for 1996 is $622 million (after-tax $359 million, or $0.63 per share).

Cost of Goods Sold in 1995 includes a provision of $115 million (after-tax $71 million, or $0.13 per share) relating to management's decision to exit the ABS business. The provision consists of the revaluation of the Company's ABS assets to their fair market value and certain other closure costs.

Note 4

GAIN ON SALE OF BUSINESS

In October 1997, the Company sold its automotive safety restraints business to Breed Technologies for $710 million in cash, subject to post-closing adjustments. The safety restraints business had 1996 net sales and income from operations of $940 and $70 million, respectively. The sale of the safety restraints business resulted in a pretax gain of $277 million (after-tax $196 million, including the benefit of capital losses, or $0.35 per share). In addition, in 1997 the Company recorded a charge of $51 million (after-tax $33 million, or $0.06 per share) related to the settlement of the 1996 sale of the braking business.

In April 1996, the Company sold its braking business to Robert Bosch GmbH, a privately-held German company. The braking business had 1995 net sales and income from operations of $2.0 billion and $154 million, respectively. The sale of the braking business resulted in a pretax gain of $655 million (after-tax $368 million, or $0.65 per share). The Company received consideration of $1.5 billion, subject to certain post-closing adjustments which were finalized in October 1997.

In December 1995, the Company transferred the assets of its high-density polyethylene (HDPE) business joint venture, Paxon Polymer Company, L.P., to Exxon Chemical Company (Exxon). The transfer of the HDPE business to Exxon resulted in a pretax gain of $71 million (after-tax $71 million, or $0.13 per share).

NOTE 5

OTHER INCOME (EXPENSE)

Years ended December 31                 1997         1996         1995
----------------------------------------------------------------------
Interest income and other               $ 95         $ 94         $ 35
Minority interests                       (45)         (18)         (36)
Foreign exchange gain (loss)              27           11          (21)
----------------------------------------------------------------------
                                        $ 77         $ 87         $(22)
======================================================================

NOTE 6

INTEREST AND OTHER FINANCIAL CHARGES



Years ended December 31                 1997         1996         1995
-----------------------------------------------------------------------
Total interest and other
 financial charges                      $196        $ 209        $ 189
Less -- Capitalized interest             (21)         (23)         (21)
-----------------------------------------------------------------------
                                        $175        $ 186        $ 168
=======================================================================

NOTE 7

TAXES ON INCOME

Income before taxes on income


Years ended December 31                 1997         1996         1995
-----------------------------------------------------------------------
United States                        $ 1,526      $ 1,099      $ 1,101
Foreign                                  190          454          160
-----------------------------------------------------------------------
                                     $ 1,716      $ 1,553      $ 1,261
=======================================================================
Taxes on income
Years ended December 31                 1997         1996         1995
-----------------------------------------------------------------------
United States                        $   466      $   359      $   347
Foreign                                   80          174           39
-----------------------------------------------------------------------
                                     $   546      $   533      $   386
=======================================================================
Years ended December 31                 1997         1996         1995
-----------------------------------------------------------------------
Taxes on income consist of:
Current:
  United States                       $  292      $   190      $   118
  State                                   54           41           25
  Foreign                                 62           89           44
-----------------------------------------------------------------------
                                         408          320          187
-----------------------------------------------------------------------
Deferred:
  United States                           98          133          192
  State                                   22           (5)          12
  Foreign                                 18           85           (5)
-----------------------------------------------------------------------
                                         138          213          199
-----------------------------------------------------------------------
                                      $  546      $   533      $   386
=======================================================================

Years ended December 31                 1997         1996         1995
-----------------------------------------------------------------------
The principal items accounting
 for the difference in taxes on
 income computed at the U.S.
 statutory rate and as recorded
 on an overall basis are
 as follows:
Statutory U.S. federal income tax
 rate                                   35.0%        35.0%        35.0%
Taxes on foreign earnings over
 (under) U.S. tax rate                    .2           .4         (1.7)
Asset basis differences                 (2.4)         (.1)        (2.0)
Nondeductible amortization               1.4          2.1          1.1
State income taxes                       2.6          1.3          1.6
Tax benefits of Foreign Sales
  Corporation                           (3.0)        (1.9)        (1.5)
Dividends received deduction             (.3)         (.2)         (.1)
ESOP dividend tax benefit                (.7)         (.7)         (.8)
All other items-- net                   (1.0)        (1.6)        (1.0)
-------------------------------------------------------------------------
                                        31.8%        34.3%        30.6%
=========================================================================

Deferred income taxes

December 31                                          1997         1996
-----------------------------------------------------------------------
Included in the following balance
  sheet accounts:
Other current assets                               $  394       $  309
Other assets                                          117          178
Accrued liabilities                                   --           (18)
Deferred income taxes                                (694)        (610)
-----------------------------------------------------------------------
                                                   $ (183)      $ (141)
=======================================================================

Deferred tax assets (liabilities)

December 31                                         1997         1996
-----------------------------------------------------------------------
The temporary differences and carryforwards
 which give rise to deferred tax assets and
 liabilities are as follows:
Property, plant and equipment basis
 differences                                       $(690)       $(644)
Postretirement benefits other than pensions          728          732
Postemployment benefits                               67           65
Investment and other asset basis differences        (567)        (502)
Nonrecurring items                                   235          151
Other accrued items                                  326          420
Net operating losses                                 218          188
Deferred foreign gain                                (48)         (50)
Undistributed earnings of subsidiaries               (45)         (66)
All other items -- net                              (381)        (398)
-----------------------------------------------------------------------
                                                    (157)        (104)
Valuation allowance                                  (26)         (37)
-----------------------------------------------------------------------
                                                   $(183)       $(141)
=======================================================================

The amount of federal tax net operating loss carryforwards generated by certain subsidiaries prior to their acquisition in 1997 is $195 million with expiration dates through the year 2011. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. The Company does not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. The Company also has foreign net operating losses of $375 million which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

Deferred income taxes have not been provided on approximately $355 million of undistributed earnings of foreign affiliated companies, which are considered to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.

NOTE 8

SHORT-TERM INVESTMENTS

Short-term Investments consist of marketable debt and equity securities classified as available-for-sale and carried at their quoted market value. The fair values of marketable debt and equity securities at December 31, 1997 and 1996 were $152 million ($152 million, at cost) and $214 million ($206 million, at cost) and $155 million ($155 million, at cost) and $128 million ($130 million, at cost), respectively. The Company also had other short-term investments held for sale of $64 and $18 million at December 31, 1997 and 1996, respectively, carried at cost, which approximates market value.

NOTE 9

ACCOUNTS AND NOTES RECEIVABLE

December 31                                         1997           1996
-----------------------------------------------------------------------
Trade                                            $ 1,466        $ 1,330
Other                                                457            362
-----------------------------------------------------------------------
                                                   1,923          1,692
Less -- Allowance for doubtful accounts
  and refunds                                        (37)           (31)
-----------------------------------------------------------------------
                                                 $ 1,886        $ 1,661
=======================================================================

The Company is a party to agreements under which it can sell undivided interests in designated pools of trade accounts receivable. During 1997 and 1996, the average outstanding was $505 and $517 million, respectively. New receivables are sold under the agreements as previously sold receivables are collected. During 1997, this represented an average collection period of 47 days or a replacement of receivables of approximately eight times. At both December 31, 1997 and 1996, customer accounts receivable on the Consolidated Balance Sheet have been reduced by $500 million reflecting such sales. The Company acts as an agent for the purchasers in the collection and administration of the receivables.

NOTE 10

INVENTORIES

December 31                                       1997             1996
-----------------------------------------------------------------------
Raw materials                                  $   639          $   538
Work in process                                    722              762
Finished products                                  871              814
Supplies and containers                             89               88
-----------------------------------------------------------------------
                                                 2,321            2,202
Less --
Progress payments                                  (88)            (126)
Reduction to LIFO cost basis                      (140)            (130)
-----------------------------------------------------------------------
                                               $ 2,093          $ 1,946
=======================================================================

Inventories valued at LIFO amounted to $191 million at December 31, 1997 and $223 million at December 31, 1996, which amounts were below estimated replacement cost by $140 and $130 million, respectively.

NOTE 11

OTHER CURRENT ASSETS

December 31                                     1997              1996
-----------------------------------------------------------------------
Current deferred taxes                         $394               $309
Other                                           159                157
-----------------------------------------------------------------------
                                               $553               $466
=======================================================================

NOTE 12

INVESTMENTS AND LONG-TERM RECEIVABLES

December 31                                    1997               1996
-----------------------------------------------------------------------
Affiliates (1)                                $403                $379
Long-term receivables                           77                  94
-----------------------------------------------------------------------
                                              $480                $473
=======================================================================


(1) Includes unrealized holding gains of $3 and $23 million at December 31, 1997 and 1996, respectively, on equity securities classified as available-for-sale. The cost basis of the equity securities was $7 and $21 million at December 31, 1997 and 1996, respectively. Also includes the Company's 50% partnership interest in UOP, a joint venture accounted for under the equity method. UOP is in the process technology and catalyst business.

NOTE 13

PROPERTY, PLANT AND EQUIPMENT

December 31                                      1997          1996
-----------------------------------------------------------------------
Land and land improvements                    $   330       $   331
Machinery and equipment                         6,038         5,760
Buildings                                       1,417         1,415
Office furniture and equipment                    868           868
Transportation equipment                          126           153
Construction in progress                          410           449
-----------------------------------------------------------------------
                                                9,189         8,976
Less -- Accumulated depreciation
  and amortization                             (4,938)       (4,757)
-----------------------------------------------------------------------
                                              $ 4,251       $ 4,219
=======================================================================

NOTE 14

ACCRUED LIABILITIES

December 31                                      1997          1996
-----------------------------------------------------------------------
Wages                                         $   246       $   315
Customer advance payments/deposits                126           127
Insurance                                         110           102
Postretirement benefits other than pensions       157           135
Other                                           1,360         1,216
-----------------------------------------------------------------------
                                              $ 1,999       $ 1,895
=======================================================================

NOTE 15

LONG-TERM DEBT AND CREDIT AGREEMENT

December 31                                      1997          1996
-----------------------------------------------------------------------
Employee stock ownership
  plan floating rate notes,
  4.29%-4.71%, due 1998-1999                  $    85       $   164
6.75% notes due August 15, 2000                   100           100
9 7/8% debentures due June 1, 2002                250           250
9.20% debentures due February 15, 2003            100           100
Medium term notes,
  8.93%-9.28%, due 1999-2001                       69           116
Zero coupon bonds and
  money multiplier notes,
  13.0%-14.26%, due 1998-2009                     157           229
9 1/2% debentures due June 1, 2016                100           100
Industrial development bond
  obligations, 3.15%-6.75%, maturing
  at various dates through 2027                   105           103
Other (including capitalized leases),
  1.54%-12.42%, maturing at various
  dates through 2016                              249           155
-----------------------------------------------------------------------
                                              $ 1,215       $ 1,317
=======================================================================


The schedule of principal payments on long-term debt is as follows:

                         Long-term
December 31, 1997             Debt
------------------------------------
1998                          $224
1999                           195
2000                           177
2001                            43
2002                           275
Thereafter                     525
------------------------------------
                             1,439
Less -- Current portion       (224)
------------------------------------
                            $1,215
====================================

The Company has a Five-Year Credit Agreement (Credit Agreement) with a group of 19 banks with commitments aggregating $750 million. The funds available under the Credit Agreement may be used for any corporate purpose. Loans under the Credit Agreement are required to be repaid no later than June 30, 2002. Annually, the Company may request that the maturity of the Credit Agreement be extended by another year. The Company intends to request an extension of this agreement in 1998. The Company has agreed to pay a facility fee of 0.065% per annum on the aggregate commitment for the Credit Agreement, subject to increase or decrease in the event of changes in the Company's long-term debt ratings. The Credit Agreement does not restrict the Company's ability to pay dividends, however, it does require the Company to maintain a minimum net worth of $3.1 billion. The Credit Agreement also contains other customary conditions and events of default, the failure to comply with, or occurrence of, would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under the Credit Agreement. Such events of default include (a) non-payment of Credit Agreement debt and interest thereon, (b) non-compliance with the terms of the Credit Agreement covenants, (c) cross-default with other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the Credit Agreement if any person or group acquires beneficial ownership of 30% or more of the Company's voting stock or, during any 12-month period, individuals who were directors of the Company at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Interest on borrowings under the Credit Agreement would be determined, at the Company's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5% above the average CD rate, or 0.5% above the Federal funds rate or (c) the average Eurocurrency rate of three reference banks plus 0.135% (applicable margin). The applicable margin over the Eurocurrency rate on the Credit Agreement is subject to increase or decrease if the Company's long-term debt ratings change. The Company had no balance outstanding under the Credit Agreement at December 31, 1997. The Credit Agreement presently serves as support for the issuance of commercial paper.

NOTE 16

LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows:

                         Lease
December 31, 1997      Payments
-------------------------------
1998                      $73
1999                       72
2000                       61
2001                       47
2002                       41
Thereafter                140
-------------------------------
                         $434
===============================

Rent expense of $109, $98 and $121 million was included in costs and expenses for 1997, 1996 and 1995, respectively.

NOTE 17

FINANCIAL INSTRUMENTS

The Company, as a result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposure to changes in interest rates and foreign currency exchange rates through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments utilized include forward, option and swap agreements. The Company does not use financial instruments for trading or other speculative purposes. The Company had no leveraged financial instruments at December 31, 1997 and 1996.

At December 31, 1997 and 1996, interest rate swap agreements effectively changed $300 million of fixed-rate debt at an average rate of 9.53% in both years to U.S. commercial paper based floating rate debt with an effective average rate of 8.04% and 7.94%, respectively. Based on their terms, these agreements will be terminated by the counterparty if short-term interest rates drop below a predetermined level. Other interest rate swaps at December 31, 1997 and 1996 effectively changed $58 and $66 million, respectively, of London Interbank Offer Rate (LIBOR) based floating rate debt at an average rate of 4.80% and 4.76%, respectively, to fixed rate debt with an effective average rate of 6.81% and 7.00%, respectively. The Company's interest rate swaps mature through the year 2000.

The Company's exposure to changes in foreign currency exchange rates arises from intercompany loans utilized to finance foreign subsidiaries, receivables, payables and firm commitments arising from international transactions. The Company attempts to have all such transaction exposures hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through derivative financial instruments with third parties using forward or option agreements. The Company currently also uses derivative financial instruments to hedge the Company's exposure to changes in foreign currency exchange rates for the translated U.S. dollar value of the net income of a number of foreign subsidiaries. Forward and option agreements used to hedge net income are marked to market and recognized immediately in income. The Company's principal foreign currency exposures relate to the French franc, the German deutsche mark, the British pound and the U.S. dollar. At December 31, 1997, the Company held or had written foreign currency forward and option agreements, maturing through 1999. The Company only writes foreign currency options in combination with purchased options as an integral transaction and economic alternative to using forward agreements.

Financial instruments expose the Company to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. The Company manages exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. The Company's financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments. The Company also has procedures to monitor the impact of market risk on the fair value and costs of its financial instruments considering reasonably possible changes in interest and currency rates. The Company manages market risk by restricting the use of derivative financial instruments to hedging activities and by limiting potential interest and currency rate exposures to amounts that are not material to the Company's consolidated results of operations and cash flows. Because of the above practices and procedures, management believes that the Company's credit and market risk exposures from financial instruments are not significant at December 31, 1997.

The values of the Company's outstanding derivative financial instruments at December 31, 1997 and 1996 are as follows:

                                           Notional
                                          Principal        Fair    Carrying
December 31, 1997                            Amount   Value (1)       Value
---------------------------------------------------------------------------
Interest rate swap
  agreements held                              $358      $    3       $  --
Foreign currency forward
  agreements held                               708           1           1
Foreign currency forward
  agreements written                            649          23          22
Foreign currency options held                   150           4           4
Foreign currency options
  written                                        --          --          --
============================================================================
December 31, 1996
----------------------------------------------------------------------------
Interest rate swap
  agreements held                              $366       $  (1)      $  --
Foreign currency forward
  agreements held                               425          (1)         (1)
Foreign currency forward
  agreements written                            420           2           4
Foreign currency options held                   120           1           1
Foreign currency options
  written                                        76          (1)         (1)
============================================================================

(1) Fair values for forward, option and interest rate swap contracts are based on market quotes.

The only other material financial instruments that are not carried on the Consolidated Balance Sheet at amounts which approximate fair values are certain debt instruments. The carrying values of long-term debt and related current maturities

(excluding capitalized leases of $43 and $41 million at December 31, 1997 and 1996, respectively) are $1,396 and $1,388 million and the fair values are $1,584 and $1,560 million at December 31, 1997 and 1996, respectively. The fair values are estimated based on the quoted market price for the issues
(if traded) or based on current rates offered to the Company for debt of the same remaining maturity and characteristics.

NOTE 18

CAPITAL STOCK

The Company is authorized to issue up to 20,000,000 shares of preferred stock without par value and may establish series of preferred stock having such number of shares and such terms as it may determine.


The Company is authorized to issue up to 1,000,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There is no restriction on dividends or the repurchase or redemption of common stock by the Company. As of December 31, 1997, the Company has remaining authority to repurchase from time to time up to
81.4 million shares of common stock.

                                                 Common
                                        Shares    Stock/
                                   Outstanding   Paid-in    Treasury
                                  (in millions)  Capital       Stock
-----------------------------------------------------------------------
Balance December 31, 1994                566.2    $2,816    $ (1,505)
Purchased under repurchase programs      (11.0)      --         (239)
Used for Dividend Reinvestment Plan         .4       --            3
Used for employee benefit plans
  (including related tax
  benefits)                               10.0        31          83
-----------------------------------------------------------------------
Balance December 31, 1995                565.6     2,847      (1,658)
Purchased under repurchase programs      (14.0)       --        (409)
Used for Dividend Reinvestment Plan         .2        --           2
Used for employee benefit plans
  (including related tax benefits)        13.4        58         109
Used for acquisitions                       .4        --           3
-----------------------------------------------------------------------
Balance December 31, 1996                565.6     2,905      (1,953)
Purchased under repurchase programs      (21.0)       --        (814)
Used for Dividend Reinvestment Plan         .3         8           2
Used for employee benefit plans
  (including related tax
  benefits)                               12.4       232          92
Used for acquisitions                      1.0        32           8
Other                                      --        (36)         --
------------------------------------------------------------------------
Balance December 31, 1997                558.3    $3,141     $(2,665)
========================================================================

NOTE 19

STOCK OPTIONS AND AWARDS

The Company has a 1993 Stock Plan and a 1985 Stock Plan available to grant incentive and non-qualified stock options, stock appreciation rights (SARs), restricted shares and restricted units (Units) to officers and other employees. The 1993 Stock Plan provides for the annual grant of awards in an amount not in excess of 1.5% of the total shares issued (including shares held in treasury) as of December 31 of the year preceding the year of the award. Any shares that are available for awards that are not utilized in a given year will be available for use in subsequent years. There were 10,468,811 and 8,204,312 shares available for future grants under the terms of the Company's stock option plans at December 31, 1997 and 1996, respectively. Incentive stock options have a term determined by the Management Development and Compensation Committee of the Board (Committee), but not in excess of ten years from the date of grant. Non-qualified stock options have been granted with terms of up to ten years and one day. An option becomes exercisable at such times and in such installments as set by the Committee. Options generally become exercisable over a three-year period. SARs entitle an optionee to surrender unexercised stock options for cash or stock equal to the excess of the fair market value of the surrendered shares over the option value of such shares. Units have been granted to certain employees, which entitle the holder to receive shares of common stock. At December 31, 1997, there were 1,529,346 Units outstanding, including 215,920 Units granted in 1997, the restrictions on which generally lapse over periods not exceeding ten years from date of grant. Compensation expense is recognized over the restricted period.

The following table summarizes information about stock option activity for the three years ended December 31, 1997:

                                               Number           Average
                                           of Options    Exercise Price
------------------------------------------------------------------------
Outstanding at December 31, 1994           48,743,438           $ 14.38
Granted                                    12,799,180             18.27
Exercised                                  (8,398,830)            11.44
Lapsed or canceled                           (717,134)            17.38
-----------------------------------------------------------------------
Outstanding at December 31, 1995           52,426,654             15.76
Granted                                     9,436,540             25.60
Exercised                                 (10,003,554)            14.08
Lapsed or canceled                           (738,014)            21.01
------------------------------------------------------------------------
Outstanding at December 31, 1996           51,121,626             17.83
Granted                                     8,408,454             36.92
Exercised                                  (9,299,671)            15.19
Lapsed or canceled                           (548,254)            23.67
------------------------------------------------------------------------
Outstanding at December 31, 1997           49,682,155             21.49
========================================================================

The following table summarizes information about stock options outstanding at December 31, 1997:


                              Options Outstanding                    Options Exercisable
                   ---------------------------------------   ------------------------------
Range of                                          Average                         Average
Exercise               Number       Average      Exercise          Number        Exercise
Prices            Outstanding      Life (1)         Price     Exercisable           Price
-------------------------------------------------------------------------------------------
$ 7.18-$14.58       7,447,018           3.4        $11.05       7,447,018          $11.05
$16.00-$17.75       8,722,715           5.7         17.20       8,650,615           17.20
$17.79-$19.54      15,860,288           6.7         18.43      10,622,054           18.74
$21.25-$44.33      17,652,134           8.6         30.76       3,130,670           25.44
                   -----------                                 ----------
                   49,682,155           5.2         21.49      29,850,357           17.08
==========================================================================================

(1) Average remaining contractual life in years.

There were 28,365,464 and 28,105,478 options exercisable at average exercise prices of $15.14 and $13.75 at December 31, 1996 and 1995, respectively.

The Company accounts for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for its fixed stock option plans. The following table sets forth pro forma information as if compensation cost had been determined based on the fair value at the grant date for awards under the Company's stock plans consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation".

                                              1997           1996           1995
--------------------------------------------------------------------------------
Weighted-average fair value per share
 of options granted during the  year (1)      $9.15          $6.22         $5.53
Reduction of:
Net income                                    $  33          $  24         $  15
Earnings per share of common stock -- basic   $ .06          $ .04         $ .03
Earnings per share of common
  stock -- assuming dilution                  $ .06          $ .04         $ .03
Assumptions:
  Historical dividend yield                     1.8%           1.8%          1.8%
  Historical volatility                        19.1%          21.1%         23.0%
  Risk-free rate of return                      6.4%           5.5%          7.2%
  Expected life (years)                         5.0            5.0           5.5
=================================================================================

 (1) Estimated on date of grant using Black-Scholes option-pricing model.

The Company also has a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. New directors receive grants of 3,000 shares of common stock, subject to certain restrictions. In addition, each director will be granted an option to purchase 2,000 shares of common stock each year on the date of the annual meeting of shareowners. The Company has set aside 450,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and have a term of ten years from the date of grant.

All options were granted at not less than fair market value at dates of grant.

Treasury shares of common stock have been used upon exercise of stock options. Differences between the cost of treasury stock used and the total option price of shares exercised have been reflected in Additional Paid-in Capital during 1997 and Retained Earnings in prior years.

NOTE 20

CUMULATIVE FOREIGN EXCHANGE
TRANSLATION ADJUSTMENT

December 31                  1997   1996     1995
-------------------------------------------------
Balance at beginning of year   $2    $61      $18
Translation adjustment and
  impact of hedges           (183)   (59)      43
--------------------------------------------------
                            $(181)    $2      $61
==================================================

NOTE 21

COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business, including those relating to commercial transactions, government contracts, product liability and environmental, health and safety matters.

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

NOTE 22

SUPPLEMENTAL CASH FLOW
AND OTHER INFORMATION

Cash and Cash Equivalents includes cash on hand and on deposit as well as highly liquid debt instruments with maturities generally of three months or less. Cash payments during the years 1997, 1996 and 1995 included interest of $191, $178 and $183 million and income taxes of $269, $221 and $185 million, respectively.

The weighted-average interest rate on short-term borrowings and commercial paper outstanding at December 31, 1997 and 1996 was 6.0%.

During 1997, a subsidiary of the Company issued $112 million of preferred stock to third-party investors and subsequently redeemed such stock prior to year-end.

NOTE 23

POSTRETIREMENT BENEFITS
OTHER THAN PENSIONS

The Company's U.S. retiree medical programs cover employees who retire with pension eligibility for hospital, professional and other medical services. Most of the programs require deductibles and copayments and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The Company also sponsors retiree life insurance programs which generally provide a flat benefit of at least two thousand dollars or a benefit as a percent of pay.

The retiree medical and life insurance programs are not funded. Claims and expenses are paid from the general assets of the Company.

For most non-union employees retiring after July 1, 1992, the Company has implemented an approach which bases the Company's contribution to retiree medical premiums on years of service and also establishes a maximum Company contribution in the future at approximately twice the current level at the date of implementation. Effective July 1, 1997, the Company adopted a plan amendment that will encourage Medicare eligible non-union retirees to join Company sponsored Medicare managed care programs. The Company uses the services of an enrolled actuary to calculate postretirement benefit costs.

For measurement purposes, the assumed annual rates of increase in the per capita cost of covered health care benefits for 1997 were 6.75% to 8% for indemnity programs and 6% to 8% for managed care programs, which reduce to 6% for all programs in the year 2000 and remain at that level thereafter (except for Medicare managed care programs which continue at 8%). The health care cost trend rate assumptions have a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $129 million and the aggregate of the service and interest cost component of net periodic postretirement benefit cost for the year then ended by $12 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% at December 31, 1997 and 1996, respectively.

Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:

Years ended December 31                        1997    1996      1995
---------------------------------------------------------------------
Service cost-benefits attributed to service
  during the period                            $ 21    $ 24      $ 20
Interest cost on accumulated postretirement
  benefit obligation                            110     110       133
Net amortization                                (24)    (14)      (12)
----------------------------------------------------------------------
                                                107     120       141
Foreign plans                                     1       1         1
----------------------------------------------------------------------
Net periodic postretirement benefit cost       $108    $121      $142
======================================================================

Presented below are the plans' status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1997 and 1996:

December 31                                           1997        1996
-----------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                            $1,012      $1,054
 Fully eligible active plan participants                186         126
 Other active plan participants                         436         353
-----------------------------------------------------------------------
                                                      1,634       1,533
Unrecognized prior service cost                         221         115
Unrecognized net gain                                    77         274
-----------------------------------------------------------------------
Accrued postretirement benefit cost                  $1,932      $1,922
=======================================================================

NOTE 24

PENSIONS

The Company's pension plans, most of which are defined benefit plans and almost all of which are noncontributory, cover substantially all employees. Benefits under the plans are generally based on years of service and employees' compensation during the last years of employment or as a flat dollar benefit. Benefits are generally paid from funds previously provided to trustees. In the Company's principal U.S. plans, funds are contributed to a trustee as necessary to provide for current service and for any unfunded projected benefit obligation over a reasonable period. To the extent that these requirements are fully covered by assets on hand for a plan, a contribution may not be made in a particular year. At December 31, 1997, approximately 60% of the assets of U.S. plans were held in equity securities, with the balance primarily in fixed income-type securities. The Company uses the services of an enrolled actuary to calculate the amount of pension expense and contributions to trustees of the various pension plans.

Net periodic pension cost for 1997, 1996 and 1995 included the following components:

Years ended December 31                            1997      1996      1995
----------------------------------------------------------------------------
Service cost-benefits earned during the period  $   124     $ 133   $   107
Interest cost on projected benefit obligation       412       398       395
Actual return on plan assets                     (1,041)     (841)   (1,019)
Net amortization and deferral                       527       388       616
-----------------------------------------------------------------------------
Net periodic pension cost for defined benefit
  plans                                              22        78        99
Foreign plans and other                              13        10        16
----------------------------------------------------------------------------
Net periodic pension cost                       $    35     $  88   $   115
============================================================================

The assumed rate of return for the Company's U.S. defined benefit pension plans was 10% in 1997, 9.5% in 1996 and 9% in 1995. The assumed discount rate used in calculating the projected benefit obligations at December 31, 1997, 1996 and 1995 was 7.25%, 7.75% and 7.25%, respectively. In addition, the assumed annual increase in compensation over employees' estimated remaining working lives was 5% in 1997, 1996 and 1995.

Presented below are the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1997 and 1996 for its significant defined benefit pension plans:

                                                      1997                            1996
                                          ----------------------------  ----------------------------
                                          Assets Exceed    Accumulated  Assets Exceed    Accumulated
                                            Accumulated       Benefits    Accumulated       Benefits
December 31                                    Benefits  Exceed Assets       Benefits  Exceed Assets
----------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested                                         $4,731          $ 231         $3,715          $ 832
  Nonvested                                         351             15            256             65
----------------------------------------------------------------------------------------------------
Accumulated benefit obligation                   $5,082          $ 246         $3,971          $ 897
====================================================================================================
Projected benefit obligation                     $5,656          $ 285         $4,474          $ 933
Less-- Fair value of assets                       6,397             31          5,116            711
----------------------------------------------------------------------------------------------------
Over (under) funded plans                           741           (254)           642           (222)
Unrecognized transition (asset) liability           (27)             1             (6)           (24)
Unrecognized net (gain) loss                       (711)            52           (549)           (55)
Unrecognized prior service cost                      61             32            (10)            90
----------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                   $   64          $(169)        $   77          $(211)
====================================================================================================

NOTE 25

SEGMENT FINANCIAL DATA

AlliedSignal Inc. is a global, advanced technology and manufacturing company. The Company's principal lines of business are aerospace, automotive and engineered materials. Aerospace's principal products, which include propulsion engines, auxiliary power units, environmental control systems, cabin pressurization and engine control systems and avionics, are sold to the U.S. and foreign governments, aircraft manufacturers, commercial airlines and dealers and distributors of general aviation products. Automotive supplies systems and components to worldwide manufacturers of passenger cars; light-, medium- and heavy-duty trucks; buses; and off-highway vehicles, as well as replacement parts through the independent aftermarket and passenger car/truck dealers. Engineered materials' products include chemicals, fibers, plastics and advanced materials, which have applications for numerous industries including electronics, automotive, carpeting, refrigeration, construction, computer and utilities, among others.

                                                                              Corporate
                                                               Engineered           and
                                          Aerospace Automotive  Materials   Unallocated (1)   Total
----------------------------------------------------------------------------------------------------
Net sales (2)                       1997   $  6,412   $  3,802   $  4,254       $     4    $ 14,472
                                    1996      5,714      4,240      4,013             4      13,971
                                    1995      5,084      5,549      3,713          --        14,346
----------------------------------------------------------------------------------------------------
Research and development expense    1997        180         43        126          --           349
                                    1996        173         49        123          --           345
                                    1995        154         80        109            10         353
----------------------------------------------------------------------------------------------------
Depreciation and amortization       1997        180        111        226            29         546
                                    1996        186        127        207            31         551
                                    1995        186        164        185            28         563
----------------------------------------------------------------------------------------------------
Income from operations (3)          1997        872        469        432          (137)      1,636
                                    1996        359        900        438          (188)      1,509
                                    1995        551        292        563          (146)      1,260
----------------------------------------------------------------------------------------------------
Net income (3)(4)                   1997        515        285        389           (19)      1,170
                                    1996        206        521        361           (68)      1,020
                                    1995        303        146        473           (47)        875
----------------------------------------------------------------------------------------------------
Capital expenditures                1997        200        163        314            40         717
                                    1996        143        212        336            64         755
                                    1995        131        214        334            67         746
----------------------------------------------------------------------------------------------------
Identifiable assets                 1997      5,889      2,894      4,100           824      13,707
                                    1996      5,172      2,729      3,453         1,475      12,829
                                    1995      5,079      3,813      3,302           271      12,465
====================================================================================================

Intersegment sales approximate market and are not significant.
(1) The "Corporate and Unallocated" column includes amounts for businesses sold and Corporate items.
(2) Sales to the U.S. Government and its agencies, mainly for the Aerospace segment, were $1,121 , $1,172 and $1,107 million for each of the respective years.
(3) Includes in 1997 a pre- and after-tax provision for repositioning and other charges for Aerospace of $23 and $14 million, Automotive of $64 and $48 million, Engineered Materials of $110 and $73 million and Corporate and Unallocated of $40 and $24 million, respectively. Also includes in 1997 a pre- and after-tax gain on the sale of the safety restraints business of $277 and $196 million for Automotive and a pre- and after-tax provision for the settlement of the 1996 braking business sale of $51 and $33 million for Automotive. Includes in 1996 a pre- and after-tax provision for repositioning and other charges for Aerospace of $292 and $179 million, Automotive of $117 and $49 million, Engineered Materials of $129 and $71 million and Corporate and Unallocated of $99 and $60 million, respectively. Also includes in 1996 a pre- and after-tax gain on the sale of the braking business of $655 and $368 million for Automotive. Includes in 1995 a pre- and after-tax provision for repositioning charge of $115 and $71 million for Automotive and a pre- and after-tax gain on the transfer of the HDPE business of $71 and $71 million for Engineered Materials.
(4) An interest charge is made by Corporate Office to the segments on the basis of relative investment. Taxes on income are generally included in the segments which gave rise to the tax effects and equity in income of affiliated companies is included in the segments in which these companies operate.

NOTE 26

GEOGRAPHIC AREAS -- FINANCIAL DATA

                                                                                            Adjustments
                                       United                                      Other           and
                                       States       Canada         Europe  International   Eliminations       Total
--------------------------------------------------------------------------------------------------------------------
Net sales (1)              1997       $11,319          $361        $2,171          $621          $--        $14,472
                           1996        10,774           252         2,397           548           --         13,971
                           1995        10,734           230         2,740           642           --         14,346
--------------------------------------------------------------------------------------------------------------------
Net income (2)             1997         1,086            39            23            22           --          1,170
                           1996           736            28           212            44           --          1,020
                           1995           734            31            58            52           --            875
--------------------------------------------------------------------------------------------------------------------
Assets                     1997        10,861           339         2,570           677           (740)      13,707
                           1996         9,880           302         2,501           729           (583)      12,829
                           1995         9,378           219         2,964           588           (684)      12,465
--------------------------------------------------------------------------------------------------------------------
Liabilities                1997         8,688           115           974           284           (740)       9,321
                           1996         8,059           132           798           243           (583)       8,649
                           1995         7,623           106         1,535           293           (684)       8,873
=====================================================================================================================

Sales between geographic areas approximate market and are not significant.
(1) Included in United States net sales are export sales of $2,467, $2,399 and $2,119 million for each of the respective years.
(2) Includes in 1997 an after-tax provision for repositioning and other charges for the United States of $92 million, for Europe of $57 million and for Other International of $10 million. Includes in 1997 an after-tax gain on the sale of the safety restraints business for the United States of $173 million, for Europe of $11 million and for Other International of $12 million. Also includes in 1997 an after-tax provision for the settlement of the 1996 braking business sale for the United States of $11 million, for Europe of $16 million and for Other International of $6 million. Includes in 1996 an after-tax provision for repositioning and other charges for the United States of $356 million and for Europe of $3 million. Also includes in 1996 an after-tax gain on the sale of the braking business for the United States of $244 million and for Europe of $143 million and an after-tax loss for Other International of $19 million. Includes in 1995 an after-tax provision for a repositioning charge for the United States of $29 million and for Europe of $42 million. Also includes in 1995 an after-tax gain on the transfer of the HDPE business for the United States of $71 million.

NOTE 27

UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                        1997                                                        1996
                     ----------------------------------------------------   ----------------------------------------------------
                     Mar. 31  June 30  Sept. 30   Dec. 31            Year   Mar. 31  June 30      Sept. 30   Dec. 31       Year
--------------------------------------------------------------------------------------------------------------------------------
Net sales             $3,327   $3,578    $3,657    $3,910         $14,472    $3,778   $3,347        $3,348    $3,498    $13,971
Gross profit             722      814       817       638 (1)       2,991       766      112 (3)       750       737      2,365
Net income               259      305       292       314 (1)(2)    1,170       225      272 (3)(4)    253       270      1,020
Earnings per
  share -- basic         .46      .54       .52       .56 (1)(2)     2.07       .40      .48 (3)(4)    .45       .48       1.80
Earnings per share
  -- assuming dilution   .45      .52       .50       .55            2.02       .39      .47           .44       .46       1.76
Dividends paid           .13      .13       .13       .13             .52     .1125    .1125         .1125     .1125        .45
Market price (5)
High                   38.25    42.50     47.13     43.94           47.13     29.63    30.25         33.25     37.25      37.25
Low                    33.25    33.88     41.13     31.63           31.63     23.63    27.13         26.38     31.00      23.63
===============================================================================================================================

(1) Includes a provision of $237 million, after-tax $159 million and $0.28 per share for repositioning and other charges. See Note 3 of Notes to Financial Statements for further information.
(2) Includes an after-tax gain of $196 million and $0.35 per share on the sale of the safety restraints business and an after-tax loss of $33 million and $0.06 per share related to the settlement of the 1996 braking business sale. See Note 4 of Notes to Financial Statements for further information.
(3) Includes a provision of $637 million, after-tax $359 million and $0.63 per share for repositioning and other charges. See Note 3 of Notes to Financial Statements for further information.
(4) Includes an after-tax gain of $368 million and $0.65 per share on the sale of the braking business. See Note 4 of Notes to Financial Statements for further information.
(5) From composite tape -- stock is primarily traded on the New York Stock Exchange.

REPORT OF INDEPENDENT ACCOUNTANTS


[LOGO]


January 28, 1998

To the Shareowners and Directors of AlliedSignal Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of AlliedSignal Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP



Morristown, NJ