Form 10-K405, Exhibit 13
period 1998-12-31
ALLIEDSIGNAL INC
filed 1999-03-04
CIK 773840

SELECTED FINANCIAL DATA
AlliedSignal Inc. (dollars in millions except per share amounts)

--------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31               1998         1997         1996         1995         1994         1993         1992
--------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                           $15,128      $14,472      $13,971      $14,346      $12,817      $11,827      $12,042
Income (loss) from continuing
    operations (1)                    1,331        1,170        1,020          875          759          656          535
Net income (loss) (2)                 1,331        1,170        1,020          875          759          411         (712)
Per share of common stock:
Earnings (loss) from continuing
    operations-- basic                 2.37         2.07         1.80         1.54         1.34         1.16          .95
Net earnings (loss)-- basic            2.37         2.07         1.80         1.54         1.34          .73        (1.26)
Earnings (loss) from continuing
    operations -- assuming dilution    2.32         2.02         1.76         1.52         1.32         1.14          .93
Net earnings (loss)--
    assuming dilution                  2.32         2.02         1.76         1.52         1.32          .71        (1.24)
Dividends                               .60          .52          .45          .39        .3238          .29          .25
--------------------------------------------------------------------------------------------------------------------------
AT YEAR-END
Net working capital                 $   408      $ 1,137      $ 2,143      $ 1,086      $ 1,194      $ 1,078      $ 1,414
Property, plant and
    equipment-- net                   4,397        4,251        4,219        4,742        4,260        4,094        3,897
Total assets                         15,560       13,707       12,829       12,465       11,321       10,829       10,756
Long-term debt                        1,476        1,215        1,317        1,366        1,424        1,602        1,777
Shareowners' equity                   5,297        4,386        4,180        3,592        2,982        2,390        2,251
Book value per share of
    common stock                       9.49         7.86         7.39         6.35         5.27         4.21         3.97
Average investment (3)                8,021        6,935        6,468        5,598        4,848        4,506        4,939
Common shares outstanding
    (in millions)                     558.4        558.3        565.6        565.6        566.2        567.6        567.6
Common shareowners of record         76,246       78,793       77,856       79,046       82,095       84,248       84,254
Employees (4)                        70,400       70,500       76,600       88,500       87,500       86,400       89,300
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS (5)
Return on net sales (income
    from operations)                   13.0         11.3         10.8          8.8          9.0          8.1          3.4
Return on net sales (after-tax)         8.8          8.1          7.3          6.1          5.9          5.5          4.4
Return on average investment
    (after-tax)                        17.8         18.4         17.5         17.4         17.5         16.6         13.8
Return on average shareowners'
    equity (after-tax)                 27.8         27.5         26.6         26.7         28.9         30.6         26.4
Interest coverage ratio                10.4          8.7          7.6          6.5          6.8          5.1          3.3
Long-term debt as a percent of
    total capital                      19.7         19.7         22.2         25.6         30.4         37.9         40.5
Total debt as a percent of
    total capital                      36.7         31.7         29.5         33.7         34.1         42.7         44.7
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS (5)(6)
Return on net sales (income
    from operations)                   13.0         11.4         10.7          9.1          9.0          7.9          6.5
Return on net sales (after-tax)         8.8          8.1          7.2          6.1          5.9          5.5          4.5
Return on average investment
    (after-tax)                        17.8         18.3         17.4         17.4         17.5         16.6         13.9
Return on average shareowners'
    equity (after-tax)                 27.8         27.4         26.3         26.7         28.9         30.5         26.7
Interest coverage ratio                10.4          8.8          7.5          6.8          6.8          5.0          3.3
Long-term debt as a percent of
    total capital                      19.7         19.7         22.2         25.6         30.4         37.9         40.5
Total debt as a percent of
    total capital                      36.7         31.7         29.5         33.7         34.1         42.7         44.7
==========================================================================================================================

--------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31               1991         1990         1989         1988
--------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                           $11,831      $12,343      $11,942      $11,909
Income (loss) from continuing
    operations (1)                     (273)         462          528          463
Net income (loss) (2)                  (273)         462          528          463
Per share of common stock:
Earnings (loss) from continuing
    operations-- basic                 (.50)         .84          .89          .78
Net earnings (loss)-- basic            (.50)         .84          .89          .78
Earnings (loss) from continuing
    operations -- assuming dilution    (.50)         .84          .89          .78
Net earnings (loss)--
    assuming dilution                  (.50)         .84          .89          .78
Dividends                               .40          .45          .45          .45
--------------------------------------------------------------------------------------
AT YEAR-END
Net working capital                 $   526       $  892      $ 1,065      $ 1,040
Property, plant and
    equipment-- net                   3,638        3,584        3,321        3,214
Total assets                         10,382       10,456       10,342       10,069
Long-term debt                        1,914        2,051        1,903        2,044
Shareowners' equity                   2,983        3,380        3,412        3,268
Book value per share of
    common stock                       5.40         6.28         5.89         5.53
Average investment (3)                6,771        6,723        6,520        6,629
Common shares outstanding
    (in millions)                     552.6        538.8        580.0        591.8
Common shareowners of record         91,492       97,210      102,042      111,402
Employees (4)                        98,300      105,800      107,100      109,550
--------------------------------------------------------------------------------------
FINANCIAL STATISTICS (5)
Return on net sales (income
    from operations)                   (2.5)         5.9          8.0          5.7
Return on net sales (after-tax)        (2.3)         3.7          4.4          3.9
Return on average investment
    (after-tax)                        (1.3)         9.6         11.0         10.3
Return on average shareowners'
    equity (after-tax)                 (8.4)        13.9         15.6         14.5
Interest coverage ratio                 (.9)         2.6          3.0          2.8
Long-term debt as a percent of
    total capital                      34.9         33.6         30.8         33.2
Total debt as a percent of
    total capital                      43.9         40.4         35.7         35.9
--------------------------------------------------------------------------------------
FINANCIAL STATISTICS (5)(6)
Return on net sales (income
    from operations)                    4.7          5.9          8.0          7.4
Return on net sales (after-tax)         2.9          3.7          4.4          4.3
Return on average investment
    (after-tax)                         7.8          9.6         11.0         10.9
Return on average shareowners'
    equity (after-tax)                 10.5         13.9         15.6         15.9
Interest coverage ratio                 2.1          2.6          3.0          2.9
Long-term debt as a percent of
    total capital                      34.9         33.6         30.8         33.2
Total debt as a percent of
    total capital                      43.9         40.4         35.7         35.9
=======================================================================================

(1) In 1997, includes a provision for repositioning and other charges, a gain on the sale of the safety restraints business and a charge related to the 1996 sale of the braking business, resulting in a net after-tax gain of $4 million, or $0.01 per share. In 1996, includes a provision for repositioning and other charges and a gain on the sale of the braking business resulting in a net after-tax gain of $9 million, or $0.01 per share. In 1992, includes a provision for repositioning charges and a gain on the sale of common stock of Union Texas Petroleum Holdings, Inc. (Union Texas) resulting in a net after-tax charge of $6 million, or $0.01 per share. In 1991, includes a provision for repositioning charges and gains on asset sales by Union Texas resulting in a net after-tax charge of $615 million, or $1.13 per share. In 1988, includes an after-tax charge of $125 million, or $0.21 per share, for repositioning charges, an after-tax gain of $36 million, or $0.06 per share, from the sale of the Company's investment in Akebono Brake Industry Company Ltd. and an after-tax gain of $81 million, or $0.14 per share, from nonrecurring items.

(2) Includes in 1993 the cumulative after-tax provision for the adoption of FASB No. 112 of $245 million, or $0.43 per share. Includes in 1992 the cumulative after-tax provision for the adoption of FASB Nos. 106 and 109 of $1,247 million, or $2.17 per share.

(3) Investment is defined as shareowners' equity and non-current deferred taxes-net plus total debt.

(4) Includes employees at facilities operated for the U.S. Department of Energy.

(5) The returns and interest coverage ratios exclude the impact on income of the cumulative effect of changes in accounting principles.

(6) The returns and interest coverage ratios exclude the impact of provisions for repositioning charges in 1997, 1996, 1995, 1992, 1991 and 1988, gain on the sale of the safety restraints business and a charge related to the 1996 sale of the braking business in 1997, gain on the sale of the braking business in 1996, gain on the transfer of the HDPE business to Exxon in 1995, nonrecurring items in 1993, gain on the sale of common stock of Union Texas in 1992, gains on asset sales by Union Texas in 1991 and nonrecurring income in 1988.

MANAGEMENT'S DISCUSSION AND ANALYSIS
AlliedSignal Inc.


1998 COMPARED WITH 1997

RESULTS OF OPERATIONS

Net sales in 1998 were $15,128 million, an increase of $656 million, or 5%, compared with 1997. Of this increase, $1,103 million was due to volume gains and $1,083 million was from acquisitions, offset in part by a $1,188 million reduction for divested businesses, mainly the automotive safety restraints business. Selling prices were lower by $274 million and the impact of foreign exchange also reduced net sales by $68 million.

Cost of goods sold as a percent of net sales was 75.8% in 1998 compared with 79.3% in 1997. Included in 1997 are repositioning and other charges (special charges) totaling $237 million. See Note 3 of Notes to Financial Statements for further information. Excluding these special charges, 1997 cost of goods sold as a percent of net sales was 77.7%. The decrease in 1998 in cost of goods sold as a percent of net sales reflects results of the Company's Six Sigma programs to improve productivity and lower manufacturing and material costs and the net gains from divestitures of non-strategic lines of business. Six Sigma refers to efforts to reach defect-free performance in manufacturing and other business processes.

Selling, general and administrative expenses as a percent of net sales increased to 11.2% in 1998 from 10.9% in 1997. Expenses increased by $109 million, or 7%, reflecting in part the impact of acquisitions and costs associated with the Company's unsuccessful effort to acquire AMP Incorporated (AMP).

Gain on sale of strategic business units reflects the 1997 pretax gain of $226 million, comprised of a $277 million gain on the sale of the safety restraints business, partially offset by a charge of $51 million related to the settlement of the 1996 sale of the automotive braking business. See Note 4 of Notes to Financial Statements for further information.

Income from operations of $1,962 million in 1998 improved by $326 million, or 20%, compared with 1997. Income from operations in 1997 includes the net pretax gain on the sale of strategic business units and special charges (special items). Excluding the impact of these special items, income from operations in 1998 improved by $315 million, or 19%. The Company's operating margin was 13.0% in 1998, compared with 11.4% in 1997. Income from operations is discussed in detail by segment in the Review of Business Segments section below.

Equity in income of affiliated companies of $150 million decreased by $28 million, or 16%, compared with 1997, mainly due to lower earnings from the UOP process technology joint venture (UOP), partially offset by a gain on the sale of a portion of the Company's interest in its European Truck Brake Systems joint venture.

Other income (expense), a $7 million loss in 1998, was unfavorable by $84 million, compared with 1997, reflecting lower investment income and reduced benefits from foreign exchange hedging.

Interest and other financial charges of $162 million in 1998 decreased by $13 million, or 7%, compared with 1997. The decrease results from lower tax interest expense due to favorable settlements of worldwide tax audits, offset in part by higher debt-related interest expense reflecting higher levels of debt.

The effective tax rate in 1998 decreased to 31.5% compared with 33.0% in 1997 adjusted for special items, primarily due to an increase in energy and research and development tax credits.

Net income in 1998 of $1,331 million, or $2.32 per share, was 14% higher than 1997 net income of $1,170 million, or $2.02 per share. Net income in 1998 was also 14% higher than 1997 net income of $1,166 million, or $2.01 per share, as adjusted for special items. The higher net income in 1998 was the result of substantially improved earnings for Aerospace Systems, Performance Polymers and Turbine Technologies. Transportation Products and Specialty Chemicals & Electronic Solutions had significantly lower earnings.


REVIEW OF BUSINESS SEGMENTS

Income from operations for the business segments (see tables below) excludes the impact of the 1997 special items. (dollars in millions)

AEROSPACE SYSTEMS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1998                         $4,871          $920
1997                          4,117           608
-------------------------------------------------
Increase                     $  754          $312
=================================================

Aerospace Systems sales of $4,871 million in 1998 increased by $754 million, or 18%, compared with 1997. The sales increase reflects continued strong demand for Electronic & Avionics Systems flight safety products, particularly the enhanced ground proximity warning system and the traffic alert and collision avoidance system, and increased sales of communication and navigation products such as the Quantum radio. Aerospace Equipment Systems aftermarket sales also increased significantly, particularly for environmental control systems, aircraft landing systems and engine fuel systems. The acquisitions of the Grimes Aerospace (Grimes) lighting systems business in July 1997, the Banner Aerospace (Banner) FAA-certified hardware parts business in January 1998, and a controlling interest in the Normalair-Garrett Ltd. (NGL) environmental controls joint venture in June 1998 also contributed to higher sales. The divestitures of the communications and ocean systems businesses in 1998 were a partial offset.

Aerospace Systems income from operations of $920 million in 1998 improved by $312 million, or 51%, from the 1997 income from operations. Electronic & Avionics Systems income from operations was substantially higher due to increased sales, improved factory performance and the divestitures of the communications and ocean systems businesses. Aerospace Equipment Systems income from operations was significantly higher due principally to increased sales of more profitable aftermarket products. The acquisitions of Grimes, Banner and NGL also contributed to higher income from operations.


SPECIALTY CHEMICALS & ELECTRONIC SOLUTIONS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1998                         $2,241          $327
1997                          2,218           326
-------------------------------------------------
Increase                     $   23          $  1
=================================================

Specialty Chemicals & Electronic Solutions sales of $2,241 million in 1998 were $23 million, or 1% higher, compared with 1997. Specialty Chemicals sales were higher primarily reflecting the acquisitions of the Astor Holdings (Astor) wax business in October 1997 and the Pharmaceutical Fine Chemicals S.A. (PFC) pharmaceutical chemicals business in June 1998. The sales increase was partially offset by lower sales for Electronic Materials due to continued softness in the semiconductor and electronics markets and the divestiture of the European laminates business in April 1998. The divestiture of the environmental catalyst business in June 1998 also tempered the sales increase.

Specialty Chemicals & Electronic Solutions income from operations of $327 million in 1998 increased by $1 million from the 1997 income from operations. Specialty Chemicals income from operations was flat reflecting the negative impact of pricing pressures, offset by lower raw material costs, acquisitions and cost structure improvements from census reductions. Electronic Materials income from operations decreased due to lower sales which was offset by the divestiture of the environmental catalyst business.


TURBINE TECHNOLOGIES

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1998                         $3,638          $458
1997                          3,111           401
-------------------------------------------------
Increase                     $  527          $ 57
=================================================

Turbine Technologies sales of $3,638 million in 1998 increased by $527 million, or 17%, compared with 1997. Engines sales increased significantly due to higher sales of propulsion engines in the regional and business jet markets and auxiliary power units in the commercial air transport market. Turbocharging Systems sales also increased substantially, benefiting from increased penetration of the turbocharged diesel passenger car market in Europe and the light truck market in North America.

Turbine Technologies income from operations of $458 million in 1998 improved by $57 million, or 14%, from the 1997 income from operations. Both Engines and Turbocharging Systems income from operations was substantially higher due principally to increased sales and productivity improvements.

PERFORMANCE POLYMERS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1998                         $1,928          $307
1997                          2,030           215
-------------------------------------------------
(Decrease) Increase          $ (102)         $ 92
=================================================

Performance Polymers sales of $1,928 million in 1998 decreased by $102 million, or 5%, compared with 1997. The sales decrease reflects the loss of sales resulting from the divestiture of the phenol business and the exiting of the European carpet fibers business and a portion of the North American textile business. Sales increases for specialty films and engineering plastics were a partial offset.

Performance Polymers income from operations of $307 million in 1998 increased by $92 million, or 43%, from the 1997 income from operations. The improvement in income from operations was primarily driven by a more favorable price-cost relationship in nylon and polyester, improved productivity at the caprolactam facility and the divestiture of the phenol business.


TRANSPORTATION PRODUCTS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1998                         $2,441          $106
1997                          2,983           194
-------------------------------------------------
(Decrease)                   $ (542)         $(88)
=================================================

Transportation Products sales of $2,441 million in 1998 were $542 million, or 18%, lower compared with 1997 reflecting the disposition of the safety restraints business. Excluding the divested safety restraints business, Transportation Products sales increased 8%. The increase in sales reflects the acquisitions of Prestone Products (Prestone) in June 1997 and the Holt Lloyd Group Ltd. (Holt Lloyd) in November 1997 in the Consumers Products Group. Sales for Truck Brake Systems also improved significantly, as strong original-equipment sales were driven by an improvement in truck builds and increased market penetration for anti-lock brake systems (ABS). Sales for Friction Materials were moderately lower.

Transportation Products income from operations of $106 million in 1998 declined by $88 million, or 45%, from the 1997 income from operations. The decrease reflects the absence of income from operations from the divested safety restraints business. Income from operations from the Consumer Products Group also decreased substantially due in part to the initial costs of new distribution facilities, higher advertising expense to increase brand awareness and other expenses to improve future operations. Friction Materials income from operations was lower due primarily to decreased sales. Income from operations from Truck Brake Systems was substantially higher due to strong sales growth and plant cost reductions.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Total assets at December 31, 1998 were $15,560 million, an increase of $1,853 million, or 14%, from December 31, 1997. The increase mainly reflects acquisitions and the Company's investment in AMP.

[GRAPHIC REPRESENTATION of Net Sales (Dollars in billions), expressed numerically below.]

                    1996          1997            1998
                    ----          ----            ----
                    14.0          14.5            15.1


[GRAPHIC REPRESENTATION of Earnings per Share (Dollars), expressed numerically below.]

                  1996            1997            1998
                  ----            ----            ----
                  1.76            2.02            2.32


[GRAPHIC REPRESENTATION of Income From Operations (Dollars in millions), expressed numerically below.]

                   1996          1997          1998
                   ----          ----          ----
                  1,509         1,636          1,962


[GRAPHIC REPRESENTATION of Long-term Debt as a Percent of Total Capital (Percent), expressed numerically below.]

                   1996          1997          1998
                   ----          ----          ----
                   22.2          19.7          19.7


Cash provided by operating activities of $1,195 million during 1998 decreased by $111 million compared with 1997 as higher net income was more than offset by the increase in net taxes paid on sales of businesses, primarily related to prior year divestitures.

Cash used for investing activities was $1,079 million during 1998 compared with $1,283 million during 1997. The Company spent $322 million for acquisitions in 1998, a decrease of $896 million compared with 1997. The significant acquisitions are discussed in detail in Note 2 of Notes to Financial Statements. In 1998, the Company was unsuccessful in its effort to acquire AMP, a manufacturer of electrical connection devices. In connection with this transaction, the Company acquired approximately a 9% interest in AMP for $890 million. The fair market value of this investment at December 31, 1998 was $1,041 million. In 1998, the Company received proceeds of $306 million from the sales of certain non-strategic businesses and other assets. In 1997, the Company disposed of its safety restraints business for $710 million in cash. See Note 4 of Notes to Financial Statements for further information. In 1998, the Company also liquidated short-term investments of $430 million principally to fund acquisitions and repurchases of the Company's common stock.

The Company continuously assesses the relative strength of each business in its portfolio as to strategic fit, market position and profit contribution in order to upgrade its combined portfolio and identify operating units that will most benefit from increased investment. The Company identifies acquisition candidates that will further its strategic plan and strengthen its existing core businesses. The Company also identifies operating units that do not fit into its long-term strategic plan based on their market position, relative profitability or growth potential. These operating units are considered for potential divestiture, restructuring or other repositioning actions.

Capital expenditures during 1998 were $684 million, a decrease of $33 million from the $717 million spent in 1997, primarily due to the divestiture of the safety restraints business. Spending by the segments and Corporate since 1996 is shown in Note 23 of Notes to Financial Statements. The Company's total capital expenditures in 1999 are currently projected at approximately $670 million. These expenditures are expected to be financed principally by internally generated funds. Approximately 56% of the projected 1999 expenditures are planned for expansion and cost reduction, 35% for replacement and maintenance and 9% for environmental projects.

Cash used for financing activities was $15 million during 1998 compared with $877 million during 1997. Total debt at year-end 1998 of $3,487 million increased by $1,180 million. Long-term debt increased by $261 million during 1998. The increase in total debt resulted principally from acquisitions, common stock repurchases and the investment in AMP. The Company's total debt as a percent of capital was 36.7% at year-end 1998, up from 31.7% at year-end 1997. Long-term debt as a percent of capital was 19.7% at both December 31, 1998 and 1997.

The Company maintains two bank revolving credit facilities: (a) a $750 million Five-Year Credit Agreement and (b) a $900 million 364-Day Backstop Credit Agreement. The $750 million Five-Year Credit Agreement supports the issuance of commercial paper for normal working capital purposes and the $900 million 364-Day Backstop Credit Agreement was established in 1998 to support the issuance of commercial paper used to finance the investment in AMP and for any other general corporate purpose. There was $1,773 and $821 million of commercial paper outstanding at year-end 1998 and 1997, respectively. Commercial paper borrowing reached a high of $2,059 million during 1998. See Note 15 of Notes to Financial Statements for details of long-term debt and the credit agreements.

Shares of the Company's common stock are repurchased under a program to offset the dilution created by shares issued under employee benefit plans, a shareowner dividend reinvestment plan and for acquisitions. In May 1998, the Company announced a new program to repurchase up to $2.2 billion of its common stock over the next two years, including share repurchases under the program to offset dilution. In 1998, the Company repurchased 22.0 million shares of its common stock under both of these programs for $942 million. At December 31, 1998, the Company was authorized to repurchase 57.6 million additional shares of its common stock.

The Board of Directors approved a quarterly dividend increase of 13.3%, from $0.15 to $0.17 per share. The dividend increase will be effective with the first quarter of 1999.

[GRAPHIC REPRESENTATION of Capital Expenditures/R&D (Dollars in millions), expressed numerically below.]

                            1996           1997            1998
                            ----           ----            ----

Company-funded R&D           345            349             394
Capital Expenditures         755            717             684
                           -----          -----           -----
   Total                   1,100          1,066           1,078
                           -----          -----           -----
                           -----          -----           -----


[GRAPHIC REPRESENTATION of Return on Average Shareowners' Equity (After-tax percent), expressed numerically below.]

                  1996            1997            1998
                  ----            ----            ----
                  26.6            27.5            27.8


ENVIRONMENTAL MATTERS

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

Remedial response and voluntary cleanup expenditures were $74 and $90 million in 1998 and 1997, respectively, and are currently estimated to be approximately $75 million in 1999. The Company expects it will be able to fund such future expenditures from operating cash flow. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

At December 31, 1998, the recorded liability for environmental matters was $372 million. In addition, in 1998 the Company incurred operating costs for ongoing businesses of approximately $70 million and capital expenditures of $52 million relating to compliance with environmental regulations.

Although the Company does not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they may be significant to the Company's consolidated results of operations. Management does not expect that envi-ronmental matters will have a material adverse effect on the consolidated financial position of the Company.

See Note 20 of Notes to Financial Statements for a discussion of the Company's commitments and contingencies, including those related to environmental matters.


FINANCIAL INSTRUMENTS

The Company, as a result of its global operating and financing activities, is exposed to market risk from changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial position. The Company seeks to minimize the risks from these interest rate and foreign currency exchange rate fluctuations through its normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company does not use financial instruments for trading or other speculative purposes and does not use leveraged derivative financial instruments. A discussion of the Company's accounting policies for derivative financial instruments is included in Note 1 of Notes to Financial Statements.

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations. As described in Notes 15 and 17 of Notes to the Financial Statements, the Company issues both fixed and variable rate debt and uses interest rate swaps to manage the Company's exposure to interest rate movements and reduce borrowing costs.

The Company's exposure to market risk for changes in foreign currency exchange rates arises from intercompany loans utilized to finance foreign subsidiaries, receivables, payables, and firm commitments arising from international transactions. The Company attempts to have all such transaction exposures hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through derivative financial instruments with third parties using forward or option agreements. The Company also uses derivative financial instruments to hedge the Company's exposure to changes in exchange rates for the translated U.S. dollar value of the net income of a number of foreign subsidiaries. Forward and option agreements used to hedge net income are marked to market, with gains or losses recognized immediately in income. The Company's principal foreign currency exposures relate to the French franc, the German mark, the British pound and the U.S. dollar. At December 31, 1998, the Company held or had written foreign currency forward and option agreements, maturing through 2002. The Company writes foreign currency options only in combination with purchased options as an integral transaction and economic alternative to using forward agreements.

Financial instruments expose the Company to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. The Company manages exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. The Company's derivative instrument counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. The Company monitors the impact of market risk on the fair value and cash flows of its derivative and other instruments considering reasonably possible changes in interest and currency rates. The

Company manages market risk by restricting the use of derivative financial instruments to hedging activities and by limiting potential interest and currency rate exposures to amounts that are not material to the Company's consolidated results of operations and cash flows.

The Company owns approximately 9% of the outstanding common shares of AMP and classifies this investment as an available-for-sale security, which is carried at its quoted market value. At December 31, 1998, the carrying and fair value of this investment was $1,041 million. A 10% decrease in the value of AMP common stock at December 31, 1998 would result in a $104 million decrease in fair value.

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one percentage point increase in interest rates across all maturities and the potential change in fair value for foreign exchange rate sensitive instruments based on a 10% increase in U.S. dollar per local currency exchange rates across all maturities at December 31, 1998 and 1997: (dollars in millions)

                                                                                                  ESTIMATED
                                                            FACE OR                                INCREASE
                                                           NOTIONAL   CARRYING        FAIR        (DECREASE)
                                                             AMOUNT   VALUE (1)   VALUE (1)   IN FAIR VALUE
                                                           --------------------------------------------------
December 31, 1998
INTEREST RATE SENSITIVE INSTRUMENTS
Long-term debt (including current maturities) (2)            $1,609    $(1,593)    $(1,767)         $   (78)
Interest rate swaps                                             450          3        --                  3

FOREIGN EXCHANGE RATE SENSITIVE INSTRUMENTS
Foreign currency forward agreements held (3)                    264         (1)         (1)             (17)
Foreign currency forward agreements written (3)                 573          2           1               49
Foreign currency options held                                    89          2           2                7
Foreign currency options written                                 89         (2)         (2)              --
-------------------------------------------------------------------------------------------------------------
December 31, 1997
INTEREST RATE SENSITIVE INSTRUMENTS
Short-term debt investments                                  $  143    $   152     $   152         $    (6)
Long-term debt (including current maturities) (2)             1,429     (1,396)     (1,584)            (51)
Interest rate swaps                                             358       --             3              (3)

FOREIGN EXCHANGE RATE SENSITIVE INSTRUMENTS
Foreign currency forward agreements held (3)                    708          1           1             (64)
Foreign currency forward agreements written (3)                 649         22          23              51
Foreign currency options held                                   150          4           4               9
=============================================================================================================

(1)  Asset or (liability)

(2)  Excludes capitalized leases.

(3) Increases and decreases in the fair value of foreign currency forward agreements are approximately offset by changes in the fair value of net underlying foreign currency transaction exposures.

The above discussion of the Company's procedures to monitor market risk and the estimated changes in fair value resulting from the Company's sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The methods used by the Company to assess and mitigate risk discussed above should not be considered projections of future events.

OTHER MATTERS

YEAR 2000

Computer programs and embedded computer chips that are not Year 2000 compliant are unable to distinguish between the calendar year 1900 and the calendar year 2000. The Company recognizes the need to ensure that its business operations will not be adversely affected by the upcoming calendar year 2000 and is cognizant of the time sensitive nature of the Year 2000 problem.

The Company assessed how it may be impacted by the Year 2000 problem and is implementing a comprehensive plan to address all known aspects of the Year 2000 problem: information systems (both critical information systems, the failure of which could have a material effect on the Company's operations and noncritical information systems), production and facilities equipment, products, customers and suppliers (both high-impact suppliers, suppliers who would materially impact the Company's operations if they were unable to provide supplies or services on a timely basis, and other suppliers).

The Company completed an inventory of and assessed the impact of the Year 2000 problem with respect to its information systems, production and facilities equipment, products, customers and suppliers. Based on the results of the assessment, the Company prioritized the various projects to remedy potential Year 2000 problems. The Company is developing and implementing plans to remediate known Year 2000 problems. Testing to ensure that the remediation is successfully completed is part of the remediation process. The Company expects to develop in the first quarter of 1999 contingency plans and trained specialist teams to implement such contingency plans to address any Year 2000 problems which are unexpected or are not remedied in a timely manner under the Company's remediation plans.

The following table sets forth the estimated dates for substantially completing assessment, development of remediation plans and remediation with respect to the various aspects of the Year 2000 problem:

                                                 DEVELOPMENT OF
                                                    REMEDIATION
                                 ASSESSMENT                PLAN          REMEDIATION
                                 -----------------------------------------------------
Critical Information Systems             SC                  SC                   SC
Other Information Systems                SC                  SC              3/31/99
Production and Facilities Equipment      SC                  SC              3/31/99
Products                                 SC                  SC              3/31/99
Customers                                SC                  SC              3/31/99
High Impact Suppliers                    SC                  SC              3/31/99
Other Suppliers                          SC             3/31/99              6/30/99
======================================================================================

SC = Substantially Complete

The remediation plans for information systems involve a combination of software modifications, upgrades and replacements. The remediation plans for production and facilities equipment involve a combination of software or hardware modifications, upgrades and replacements, or changes to operating procedures to circumvent equipment failures caused by the Year 2000 problem. The remediation plans for products involve modifying software and/or hardware contained in products, or issuing service letters or other industry standard communications providing customers with instructions on correcting Year 2000 issues in the Company's products. The remediation plans for suppliers (including financial institutions, governmental agencies and public utilities) and customers involve obtaining information about their Year 2000 programs through surveys, meetings and other communication, the evaluation of the information received and the development of appropriate responses. While the Company expects that development of remediation plans and remediation with respect to suppliers and customers will be completed by the dates set forth in the table above, the Company can provide no assurance that the Year 2000 problem will be successfully corrected by suppliers and customers in a timely manner.

The Company's estimate of the total cost for Year 2000 compliance is approximately $150 million, of which approximately $95 million has been incurred through December 31, 1998. The estimated cost of $150 million includes an estimated $130 million for assessment, planning and remediation activities which are expected to be substantially completed in the first half of 1999 and an estimated $20 million for monitoring of remediation which has been completed and the development of and preparation for contingency plans which will be expended primarily during 1999. These estimates do not include the Company's potential share of costs for Year 2000 issues by partnerships and joint ventures in which the Company participates but is not the operator. Incremental spending has not been and is not expected to be material because most Year 2000 compliance costs will be met with amounts that are normally budgeted for procurement and maintenance of the Company's information systems and production and facilities equipment. The redirection of spending from procurement of information systems and production and facilities equipment to implementation of Year 2000 compliance plans may in some instances delay productivity improvements.

The Company believes that the Year 2000 issue will not cause material operational problems for the Company. However, if the Company is not successful in identifying all material Year 2000 problems, or the assessment and remediation of identified Year 2000 problems is not completed in a timely manner, there may be an interruption in, or failure of, certain normal business activities or operations. Such interruptions or failures could have a material adverse impact on the Company's consolidated results of operations and financial position or on its relationships with customers, suppliers or others.


EURO CONVERSION

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (Euro). The transition period for the introduction of the Euro is between January 1, 1999 and January 1, 2002. The Company is presently identifying and ensuring that all Euro conversion compliance issues are addressed. Although the Company cannot predict the overall impact of the Euro conversion at this time, the Company does not expect that the Euro conversion will have a material adverse effect on its consolidated results of operations.

SALES TO THE U.S. GOVERNMENT

Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $1,891 and $1,851 million in 1998 and 1997, respectively. This included sales to the Department of Defense
(DoD), as a prime contractor and subcontractor, of $1,366 and $1,338 million in 1998 and 1997, respectively. Sales to the DoD accounted for 9% of the Company's total net sales in both 1998 and 1997. The Company is affected by U.S. Government budget constraints for defense and space programs. After years of decline, however, total U.S. defense spending increased slightly in 1998 and is expected to increase over the next several years.


BACKLOG

At December 31, 1998 and 1997, the Company had firm orders for its aerospace products from the U.S. and foreign governments of $1,511 and $1,908 million, respectively. Total backlog, including commercial contracts, at year-end 1998 and 1997 was $5,012 and $5,087 million, respectively. The Company anticipates that approximately $3,553 million of the 1998 backlog will be filled in 1999.


INFLATION

Inflation has not been a significant factor for the Company for a number of years. Cost increases for labor and material have generally been low, and any impact has been offset by Six Sigma productivity enhancement programs.


NEW ACCOUNTING PRONOUNCEMENT

In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires derivatives to be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in values of derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is completing an analysis of SFAS No. 133, which is not expected to have a material impact on the Company's results of operations or financial position.


1997 COMPARED WITH 1996

RESULTS OF OPERATIONS

Net sales in 1997 were $14,472 million, an increase of $501 million, or 4%, compared with 1996. Of this increase, $1,178 million was due to volume gains and $482 million was from acquisitions, offset in part by a $744 million reduction for divested businesses, mainly the safety restraints and braking businesses. The impact of foreign exchange reduced net sales by $238 million and selling prices were lower by $177 million.

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

Gain on sale of strategic business units reflects the 1997 pretax gain of $226 million, comprised of a $277 million gain on the sale of the safety restraints business, partially offset by a charge of $51 million related to the settlement of the 1996 sale of the braking business. The 1996 pretax gain of $655 million resulted from the sale of the braking business. See Note 4 of Notes to Financial Statements for further information.

Income from operations of $1,636 million in 1997 improved by $127 million, or 8%, compared with 1996. Income from operations in both 1997 and 1996 includes pretax gains on the sales of strategic business units as well as special charges (special items). Excluding the impact of these special items, income from operations improved by $156 million, or 10%. The Company's operating margin was 11.4% in 1997, compared with 10.7% in 1996. Income from operations is discussed in detail by segment in the Review of Business Segments section below.

Equity in income of affiliated companies of $178 million increased by $35 million, or 24%, compared with 1996, mainly due to higher earnings from UOP, partially offset by the writedown of an equity investment as part of the 1997 repositioning and other charges.

Other income (expense), $77 million income in 1997, decreased by $10 million, or 11%, compared with 1996 mainly due to increased minority interest, offset in part by increased benefits from foreign exchange hedging.

Interest and other financial charges of $175 million in 1997 decreased by $11 million, or 6%, compared with 1996. This decrease results from lower tax interest expense due to favorable settlements of worldwide tax audits, offset in part by higher debt-related interest expense reflecting higher levels of debt.

The effective tax rate in 1997 was 31.8% compared with 34.3% in 1996. Adjusted for special items in both years, the effective tax rate in 1997 was 33.0% compared with 33.5% in 1996.

Net income in 1997 of $1,170 million, or $2.02 per share, was 15% higher than 1996 net income of $1,020 million, or $1.76 per share. Adjusted for special items in both years, net income for 1997 was $1,166 million, or $2.01 per share, an increase of 15% over 1996. The higher adjusted net income in 1997 was the result of a substantial improvement in operating performance by Turbine Technologies and Aerospace Systems and moderately higher earnings by Specialty Chemicals & Electronic Solutions and Performance Polymers. Transportation Products had significantly lower earnings.


REVIEW OF BUSINESS SEGMENTS

Income from operations for the business segments (see tables below) excludes the impact of the 1997 and 1996 special items. (dollars in millions)

AEROSPACE SYSTEMS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1997                         $4,117          $608
1996                          3,635           469
-------------------------------------------------
Increase                     $  482          $139
=================================================

Aerospace Systems sales of $4,117 million in 1997 increased by $482 million, or 13%, compared with 1996. Aerospace Equipment Systems sales were substantially higher, driven by continued aftermarket strength and higher original-equipment shipments of engine fuel systems, environmental control systems and aircraft landing systems. The acquisition of Grimes also contributed to the sales increase. Sales of Electronic & Avionics Systems were moderately higher reflecting strong demand for flight management and safety avionics systems, including strong shipments of enhanced ground proximity warning systems. Electronic systems sales to the U.S. and foreign governments, however, were lower, mainly at the communications and ocean systems businesses. Sales of management and technical services to the U.S. Government were moderately higher.

Aerospace Systems income from operations of $608 million in 1997 improved by $139 million, or 30%, from the 1996 income from operations. Aerospace Equipment Systems income from operations was substantially higher due principally to higher sales and productivity improvements. Electronic & Avionics Systems income from operations was moderately higher reflecting increased demand, improved manufacturing operations and material cost savings for flight safety avionics. However, electronic systems had lower income from operations on reduced sales to the U.S. and foreign governments at the communications and ocean systems businesses.


SPECIALTY CHEMICALS & ELECTRONIC SOLUTIONS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1997                         $2,218          $326
1996                          2,117           355
-------------------------------------------------
Increase (decrease)          $  101          $(29)
=================================================


Specialty Chemicals & Electronic Solutions sales of $2,218 million in 1997 were $101 million, or 5%, higher compared with 1996. Specialty Chemicals sales increased moderately due to acquisitions and volume gains for chlorofluorocarbon
(CFC) replacement products, hydrofluoric acid, pharmaceuticals and industrial specialties products. Pricing pressures and the strong U.S. dollar were partial offsets. Sales for Electronic Materials improved slightly reflecting increased demand for advanced microelectronic materials and improvement in the printed circuit board industry. Sales of amorphous metals, however, were lower.

Specialty Chemicals & Electronic Solutions income from operations of $326 million in 1997 decreased by $29 million, or 8%, from the 1996 income from operations. Specialty Chemicals had lower income from operations driven principally by pricing pressures in the fluorines business. Electronic Materials also had lower income from operations due principally to pricing pressures and poor results in the European laminates business. This was partially offset by an increase in income from operations for advanced microelectronic materials and the absence of operating losses from the micro-optic devices business.


TURBINE TECHNOLOGIES

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1997                         $3,111          $401
1996                          2,775           264
-------------------------------------------------
Increase                     $  336          $137
=================================================

Turbine Technologies sales of $3,111 million in 1997 increased by $336 million, or 12%, compared with 1996. Engines had significantly higher shipments of auxiliary power units and commercial propulsion end units and spares. Turbocharging Systems sales were also significantly higher, primarily reflecting the flow of new products and the increasing popularity of turbocharged vehicles in Europe.

Turbine Technologies income from operations of $401 million in 1997 improved by $137 million, or 52%, from the 1996 income from operations. Both Engines and Turbocharging Systems income from operations were substantially higher due principally to increased sales and productivity improvements.


PERFORMANCE POLYMERS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1997                         $2,030          $215
1996                          1,888           211
-------------------------------------------------
Increase                     $  142          $  4
=================================================

Performance Polymers sales of $2,030 million in 1997 were $142 million, or 8%, higher compared with 1996. Sales were higher due mainly to significant growth for engineering plastics, chemical intermediates and specialty films. Lower sales of carpet fibers and industrial polyester, mainly as a result of reduced selling prices and the strong U.S. dollar, were partial offsets.

Performance Polymers income from operations of $215 million in 1997 increased by $4 million, or 2%, from the 1996 income from operations. Income from operations from chemical intermediates, engineering plastics and specialty films was higher due to increased sales. This was largely offset by lower income from operations from carpet fibers, industrial polyester and industrial nylon due to higher raw material costs and lower selling prices.

TRANSPORTATION PRODUCTS

                                      INCOME FROM
                          NET SALES    OPERATIONS
                          -----------------------
1997                         $2,983          $194
1996                          3,539           280
-------------------------------------------------
Decrease                     $ (556)         $(86)
=================================================

Transportation Products sales of $2,983 million in 1997 were $556 million, or 16%, lower compared with 1996 reflecting the disposition of the braking and safety restraints businesses. Excluding these businesses, Transportation Products sales increased 9%. Truck Brake Systems improved significantly, benefiting from an upturn in truck builds and increased installation rates of ABS. The Consumer Products Group sales were moderately higher reflecting the acquisitions of Prestone and Holt Lloyd, both suppliers of car care products. Lower sales of other aftermarket products, reflecting in part unfavorable market conditions, were a partial offset. Friction Materials sales were also lower.

Transportation Products income from operations of $194 million in 1997 declined by $86 million, or 31%, from the 1996 income from operations. The decrease reflects the absence of income from operations from the divested braking and safety restraints businesses. Income from operations from the Consumer Products Group decreased substantially, primarily in the North American aftermarket business. Income from operations from Truck Brake Systems was substantially higher due principally to strong sales volume.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Total assets at December 31, 1997 were $13,707 million, an increase of $878 million, or 7%, from December 31, 1996. The increase mainly results from acquisitions.

Cash provided by operating activities of $1,306 million during 1997 increased by $110 million compared with 1996 principally due to the increase in net income.

Cash used for investing activities was $1,283 million during 1997 compared with cash provided by investing activities of $273 million during 1996. During 1997, the Company spent $1.2 billion on acquisitions, an increase of $1.1 billion compared with 1996. The significant acquisitions are discussed in detail in Note 2 of Notes to Financial Statements. During 1997 the Company also disposed of its safety restraints business for $710 million in cash. In 1996, the Company sold its braking business for $1.5 billion in cash, subject to certain post closing adjustments which were finalized in 1997. See Note 4 of Notes to Financial Statements for further information. During 1997, the Company also sold certain non-strategic businesses and other assets.

Capital expenditures during 1997 were $717 million, a decrease of $38 million from the $755 million spent in 1996. Spending by the segments and Corporate since 1996 is shown in Note 23 of Notes to Financial Statements.

Cash used for financing activities was $877 million during 1997 compared with $544 million during 1996. Total debt at year-end 1997 of $2,307 million increased $376 million. The increase resulted principally from debt assumed in the Astor, Grimes and Prestone acquisitions and to fund common stock repurchases during the year. Long-term debt was reduced by $102 million during 1997. The Company's total debt as a percent of capital was 31.7% at December 31, 1997, up from 29.5% at year-end 1996. Long-term debt as a percent of capital was 19.7% at year-end 1997, down from 22.2% at year-end 1996.

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

Shares of the Company's common stock are repurchased under a program to offset the dilution created by shares issued under employee benefit plans, a shareowner dividend reinvestment plan and for acquisitions. In 1997, the Company repurchased 21.0 million shares of its common stock under this program for $814 million.


ENVIRONMENTAL MATTERS

Remedial response and voluntary cleanup expenditures were $90 and $87 million in 1997 and 1996, respectively. At December 31, 1997, the recorded liability for environmental matters was $414 million. In addition, in 1997 the Company incurred operating costs for ongoing businesses of approximately $70 million and capital expenditures of $69 million relating to compliance with environmental regulations.


OTHER MATTERS

SALES TO THE U.S. GOVERNMENT

Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $1,851 and $1,833 million in 1997 and 1996, respectively. This included sales to the DoD, as a prime contractor and subcontractor, of $1,338 and $1,237 million in 1997 and 1996, respectively. Sales to the DoD accounted for 9% of the Company's total net sales in both 1997 and 1996.

--------------------------------------------------------------------------------
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: All statements in this annual report, other than statements of historical fact, that address activities, events or developments that the Company or management intends, expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. The forward-looking statements included in this report are also subject to a number of risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those envisaged by such forward-looking statements.

REPORT OF INDEPENDENT ACCOUNTANTS

[LOGO]

February 1, 1999

To the Shareowners and Directors of AlliedSignal Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of AlliedSignal Inc. and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ PricewaterhouseCoopers LLP

Florham Park, NJ

CONSOLIDATED STATEMENT OF INCOME
AlliedSignal Inc.

Years ended December 31                            ---------------------------------
(dollars in millions except per share amounts)          1998       1997       1996
                                                   ---------------------------------
Net sales                                            $15,128    $14,472    $13,971
------------------------------------------------------------------------------------
Cost of goods sold                                    11,476     11,481     11,606
Selling, general and administrative expenses           1,690      1,581      1,511
Gain on sale of strategic business units                  --       (226)      (655)
------------------------------------------------------------------------------------
Total costs and expenses                              13,166     12,836     12,462
------------------------------------------------------------------------------------
Income from operations                                 1,962      1,636      1,509
Equity in income of affiliated companies                 150        178        143
Other income (expense)                                    (7)        77         87
Interest and other financial charges                    (162)      (175)      (186)
------------------------------------------------------------------------------------
Income before taxes on income                          1,943      1,716      1,553
Taxes on income                                          612        546        533
------------------------------------------------------------------------------------
Net income                                            $1,331    $ 1,170    $ 1,020
====================================================================================
Earnings per share of common stock -- basic           $ 2.37    $  2.07    $  1.80
Earnings per share of common stock --
     assuming dilution                                $ 2.32    $  2.02    $  1.76
====================================================================================

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
AlliedSignal Inc.

                                          ------------------------
December 31 (dollars in millions)              1998         1997
                                          ------------------------
Assets
------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                $   712       $   611
   Short-term investments                        --           430
   Accounts and notes receivable              1,993         1,886
   Inventories                                2,332         2,093
   Other current assets                         556           553
------------------------------------------------------------------
Total current assets                          5,593         5,573
Investments and long-term receivables         1,488           480
Property, plant and equipment -- net          4,397         4,251
Cost in excess of net assets of
   acquired companies -- net                  2,999         2,426
Other assets                                  1,083           977
------------------------------------------------------------------
Total assets                                $15,560       $13,707
==================================================================

Liabilities
------------------------------------------------------------------
Current liabilities:
   Accounts payable                         $ 1,423       $ 1,345
   Short-term borrowings                         80            47
   Commercial paper                           1,773           821
   Current maturities of
      long-term debt                            158           224
   Accrued liabilities                        1,751         1,999
------------------------------------------------------------------
Total current liabilities                     5,185         4,436
Long-term debt                                1,476         1,215
Deferred income taxes                           795           694
Postretirement benefit obligations
   other than pensions                        1,732         1,775
Other liabilities                             1,075         1,201
------------------------------------------------------------------

Shareowners' equity
------------------------------------------------------------------
Capital -- common stock --
   Authorized 1,000,000,000 shares
   (par value $1 per share):
        -- issued 716,457,484 shares            716           716
        -- additional paid-in capital         2,982         2,425
Common stock held in treasury, at cost:
        1998 -- 157,991,553 shares
        1997 -- 158,114,964 shares           (3,413)       (2,665)
Accumulated other nonowner changes              (70)         (179)
Retained earnings                             5,082         4,089
------------------------------------------------------------------
Total shareowners' equity                     5,297         4,386
------------------------------------------------------------------
Total liabilities and shareowners' equity   $15,560       $13,707
==================================================================

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
AlliedSignal Inc.

Years ended December 31                         ------------------------------------------------
(dollars in millions)                              1998               1997               1996
                                                ------------------------------------------------
Cash flows from operating activities
------------------------------------------------------------------------------------------------
Net income                                       $ 1,331            $ 1,170            $ 1,020
Adjustments to reconcile net
   income to net cash provided
   by operating activities:
      Gain on sale of strategic
         business units                               --               (226)              (655)
      Repositioning and other charges                 --                250                622
      Depreciation and amortization                  609                609                602
      Undistributed earnings
         of equity affiliates                        (14)               (55)               (33)
      Deferred income taxes                          233                138                213
      (Increase) in accounts
         and notes receivable                       (143)              (104)              (163)
      (Increase) in inventories                      (57)               (92)               (87)
      Decrease (increase) in
         other current assets                          3                (88)               134
      Increase in accounts payable                    37                226                117
      (Decrease) in accrued liabilities             (366)              (188)               (77)
      Net taxes paid on sale
         of businesses                              (300)               (21)               (49)
      Other                                         (138)              (313)              (448)
------------------------------------------------------------------------------------------------
Net cash provided by
   operating activities                            1,195              1,306              1,196
------------------------------------------------------------------------------------------------

Cash flows from
   investing activities
------------------------------------------------------------------------------------------------
Expenditures for property,
   plant and equipment                              (684)              (717)              (755)
Proceeds from disposals of
   property, plant and equipment                      82                 67                 77
Decrease in investments                               --                 25                 20
(Increase) in investments                             (1)                (6)               (12)
Purchase of investment in
   AMP Incorporated                                 (890)                --                 --
Cash paid for acquisitions                          (322)            (1,218)              (114)
Proceeds from sales of businesses                    306                695              1,358
Decrease (increase) in
   short-term investments                            430               (129)              (301)
------------------------------------------------------------------------------------------------
Net cash (used for) provided by
   investing activities                           (1,079)            (1,283)               273
------------------------------------------------------------------------------------------------

Cash flows from financing activities
------------------------------------------------------------------------------------------------
Net increase in commercial paper                     952                351                412
Net increase (decrease) in short-term
   borrowings                                          5                 18               (356)
Proceeds from issuance of preferred
   stock of subsidiary                                --                112                 --
Proceeds from issuance of common stock               156                151                147
Proceeds from issuance of long-term debt             435                 33                 48
Payments of long-term debt                          (295)              (307)              (124)
Repurchase of preferred stock
   of subsidiary                                      --               (112)                --
Repurchases of common stock                         (930)              (786)              (409)
Cash dividends on common stock                      (338)              (295)              (262)
Other                                                 --                (42)                --
------------------------------------------------------------------------------------------------
Net cash (used for) financing activities             (15)              (877)              (544)
------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents                                  101               (854)               925
Cash and cash equivalents at beginning
   of year                                           611              1,465                540
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $   712            $   611            $ 1,465
================================================================================================

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
AlliedSignal Inc.

                                               COMMON                        COMMON STOCK      ACCUMULATED
                                            STOCK ISSUED     ADDITIONAL    HELD IN TREASURY     OTHER NON-              TOTAL
                                          -----------------   PAID-IN     ------------------      OWNER     RETAINED  SHAREOWNERS'
(in millions except per share amounts)    SHARES     AMOUNT   CAPITAL     SHARES      AMOUNT     CHANGES    EARNINGS    EQUITY
Balance at December 31, 1995               716.4      $716     $2,131     (150.8)     $(1,658)    $  88      $2,315     $3,592
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    1,020      1,020
Foreign currency translation adjustments
    (net of tax benefit of $39)                                                                     (59)                   (59)
Unrealized holding loss on marketable
    securities (net of tax benefit of $8)                                                           (15)                   (15)
                                                                                                                        ------
Nonowner changes in shareowners' equity                                                                                    946
Common stock issued for acquisitions                                          .4            3                                3
Common stock issued for employee benefit
    plans (including related tax benefits)                         58       13.6          111                              169
Repurchases of common stock                                                (14.0)        (409)                            (409)
Cash dividends on common stock
    ($.45 per share)                                                                                           (262)      (262)
Other                                                                                                           141        141
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996               716.4       716      2,189     (150.8)      (1,953)       14       3,214      4,180
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    1,170      1,170
Foreign currency translation adjustments
    (net of tax benefit of $120)                                                                   (183)                  (183)
Unrealized holding loss on marketable
    securities (net of tax benefit of $8)                                                           (10)                   (10)
                                                                                                                        ------
Nonowner changes in shareowners' equity                                                                                    977
Common stock issued for acquisitions                               32        1.0            8                               40
Common stock issued for employee benefit
    plans (including related tax benefits)                        240       12.7           94                              334
Repurchases of common stock                                                (21.0)        (814)                            (814)
Cash dividends on common stock
    ($.52 per share)                                                                                           (295)      (295)
Other                                                             (36)                                                     (36)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997               716.4       716      2,425     (158.1)      (2,665)     (179)      4,089      4,386
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    1,331      1,331
Foreign currency translation
    adjustments (net of taxes of $7)                                                                 19                     19
Unrealized holding gain on marketable
    securities (net of taxes of $59)                                                                 90                     90
                                                                                                                        ------
Nonowner changes in shareowners' equity                                                                                  1,440
Common stock issued for acquisitions                              322       11.1           98                              420
Common stock issued for employee benefit
    plans (including related tax benefits)                        234       11.0           96                              330
Repurchases of common stock                                                (22.0)        (942)                            (942)
Cash dividends on common stock
    ($.60 per share)                                                                                           (338)      (338)
Other                                                               1                                                        1
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998               716.4      $716     $2,982    (158.0)      $(3,413)     $(70)     $5,082     $5,297
===============================================================================================================================

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
AlliedSignal Inc. (dollars in millions except per share amounts)


NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND USE OF ESTIMATES -- The consolidated financial statements include the accounts of AlliedSignal Inc. and its majority-owned subsidiaries. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Certain reclassifications were made to prior year amounts to conform with the 1998 presentation.

INVENTORIES -- Inventories are valued at the lower of cost or market using the last-in, first-out (LIFO) method for certain qualifying domestic inventories and the first-in, first-out (FIFO) or the average cost method for all other inventories.

INVESTMENTS -- Investments are carried at market value, if readily determinable, or cost. Investments in affiliates over which significant influence is exercised are accounted for using the equity method of accounting.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are carried at cost and are generally depreciated using estimated service lives, which range from 3 to 40 years. For the financial statements, depreciation is computed principally on the straight-line method.

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES -- Cost in excess of net assets of acquired companies (goodwill) is amortized on a straight-line basis over appropriate periods up to 40 years. Goodwill is periodically reviewed to determine recoverability based on expected future cash flows. The cumulative amount of goodwill amortized at December 31, 1998 and 1997 is $559 and $476 million, respectively.

REVENUE RECOGNITION -- Recognition of contract revenues relates primarily to the Aerospace Systems and Turbine Technologies segments. Under fixed-price contracts, sales and related costs are recorded as deliveries are made. Sales and related costs under cost-reimbursable contracts are recorded as costs are incurred. Anticipated losses on contracts are charged to income when identified. Contracts that are part of a program are evaluated on an overall program basis.

ENVIRONMENTAL EXPENDITURES --Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 1998 and 1997 were $111 and $261 million and $110 and $304 million, respectively.

FINANCIAL INSTRUMENTS -- Interest rate swap, foreign currency forward and option agreements are accounted for as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated and effective as a hedge of such items. Agreements qualifying for hedge accounting are accounted for as follows:

> Changes in the amount to be received or paid under interest rate swap agreements are recognized in Interest and Other Financial Charges.

> Gains and losses on foreign currency forward agreements and combination options (options purchased and written as a unit) used to hedge assets and liabilities, or net investments in foreign subsidiaries, are recognized in Other Income (Expense) and cumulative foreign exchange translation adjustment, respectively.

> Gains and losses on foreign currency forward agreements used to hedge firm foreign currency commitments, and purchased foreign currency options used to hedge anticipated foreign currency transactions, are recognized in the measurement of the hedged transaction when the transaction occurs.

Changes in the fair value of agreements not qualifying for hedge accounting are recognized in Other Income (Expense).

The carrying value of each agreement is reported in Accounts and Notes Receivable, Other Current Assets, Accounts Payable or Accrued Liabilities, as appropriate.

INCOME TAXES -- Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

EARNINGS PER SHARE -- Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128), which requires the Company to report both basic earnings per share (based on the weighted-average number of common shares outstanding) and diluted earnings per share (based on the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding). All earnings per share data in this report reflect earnings per share -- assuming dilution, unless otherwise indicated.

RECENT ACCOUNTING PRONOUNCEMENTS -- Effective January 1, 1998, the
Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for the reporting and presentation of changes in equity from nonowner sources in the financial statements. Nonowner changes in shareowners' equity consists of net income, foreign currency translation adjustments and unrealized holding gains and losses on marketable securities and, as permitted under the provisions of SFAS No. 130, are presented in the Consolidated Statement of Shareowners' Equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements. The components of Accumulated Other Nonowner Changes are as follows:

                                           1998       1997      1996
                                         ----------------------------
Cumulative foreign exchange
   translation adjustment                 $(162)     $(181)     $ 2
Unrealized holding gains
   on marketable securities                  92          2       12
---------------------------------------------------------------------
                                           $(70)     $(179)     $14
=====================================================================

Reclassification adjustments are as follows:

                                           1998       1997      1996
                                         ----------------------------
Unrealized holding gains
   (losses) arising during period          $ 90      $ (3)     $(12)
Less-reclassification adjustment
   for gains previously included
   in other nonowner changes                 --         7         3
---------------------------------------------------------------------
Net unrealized holding gains (losses)
   on marketable securities                $ 90      $(10)     $(15)
=====================================================================

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), which establishes standards for reporting information about operating segments in annual financial statements and requires that selected information about operating segments be reported in interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 increased the number and changed the composition of the Company's reportable operating segments. Prior year financial statements have been reclassified to conform to the SFAS No. 131 requirements. See Notes 23 and 24.

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132), which standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practical, requires additional information on changes in the benefit obligations and fair values of plan assets and eliminates certain disclosures. Prior year financial statements have been reclassified to conform to the SFAS No. 132 requirements. See Note 21.


NOTE 2
ACQUISITIONS

In 1998, the Company acquired substantially all the assets of Banner Aerospace (Banner), distributors of FAA-certified aircraft hardware, for common stock valued at approximately $350 million. Banner has annual sales of approximately $250 million, principally to commercial air transport and general aviation customers. The Company also acquired Pharmaceutical Fine Chemicals S.A. (PFC) for approximately $390 million, including assumed liabilities. PFC manufactures and distributes active and intermediate pharmaceutical chemicals and had sales of approximately $110 million in 1997.

In 1997, the Company acquired Prestone Products Corporation (Prestone) for approximately $400 million, including assumed liabilities. Prestone is a supplier of car care products and had annual sales of approximately $300 million. The Company also acquired Grimes Aerospace Company (Grimes), a manufacturer of exterior and interior aircraft lighting systems, for approximately $475 million, including assumed liabilities. Grimes, which had annual sales of approximately $230 million, also manufactures aircraft engine components such as valves and heat exchangers, as well as electronic systems, including flight warning computers and active matrix liquid crystal displays. In addition, the Company acquired Astor Holdings, Inc. (Astor) for approximately $370 million, including assumed liabilities. Astor, a producer of value-added, wax-based processing aids, sealants and adhesives, had annual sales of approximately $300 million. The Company also acquired Holt Lloyd Group Ltd. for approximately $150 million. Holt Lloyd is a supplier of car care products primarily in Europe and Asia and had annual sales of approximately $150 million.

The Company also made other smaller acquisitions in 1998, 1997 and 1996.


NOTE 3
REPOSITIONING AND OTHER CHARGES

In the fourth quarter of 1997, the Company recorded a pretax charge of $124 million related to the costs to eliminate its three sector offices, consolidate its Consumer Products Group and reposition some of its businesses. These actions enhanced the Company's competitiveness and productivity. The components of this charge included severance costs of $59 million, asset writedowns of $34 million and other exit costs of $31 million. All of the actions were substantially completed in 1998. The Company also recorded other charges in the fourth quarter of 1997, including $40 million related to the write-off of capitalized business process reengineering costs associated with information technology projects as required by Emerging Issues Task Force Issue No. 97-13 and other items consisting of asset impairments, customer claims and legal settlements.

Repositioning and other charges totaling $237 million were included as part of Cost of Goods Sold for 1997. Equity in Income of Affiliated Companies included a charge of $13 million related to the writedown of an equity investment. The total pretax impact of the repositioning and other charges for 1997 was $250 million (after-tax $159 million, or $0.27 per share).

In the second quarter of 1996, the Company recorded a pretax charge of $277 million related to the costs of actions to reposition some of its businesses. The repositioning actions enhanced the Company's competitiveness and productivity and included consolidating production facilities, rationalizing manufacturing capacity and optimizing operational capabilities. The components of the repositioning charge included asset writedowns of $136 million, severance costs of $127 million and other exit costs of $14 million. The repositioning actions were completed in 1998.

Also, in the second quarter of 1996, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP 96-1). SOP 96-1 provides additional guidance regarding the manner in which existing authoritative accounting literature is to be applied to the specific circumstances of recognizing, measuring and disclosing environmental remediation liabilities. The adoption of SOP 96-1 resulted in a pretax charge of $175 million and was accounted for as a change in estimate. The Company also recorded other charges primarily related to changes made in employee benefit programs and in connection with customer and former employee claims.

Repositioning and other charges totaling $637 million were included as part of Cost of Goods Sold for 1996. Other Income (Expense) for 1996 included a $15 million credit for repositioning and other charges representing the minority interest share of such charges. The total pretax impact of the repositioning and other charges for 1996 was $622 million (after-tax $359 million, or $0.62 per share).


NOTE 4
GAIN ON SALE OF STRATEGIC BUSINESS UNITS

In October 1997, the Company sold its automotive safety restraints business to Breed Technologies for $710 million in cash. The safety restraints business had 1996 net sales and income from operations of $940 and $70 million, respectively. The sale of the safety restraints business resulted in a pretax gain of $277 million (after-tax $196 million, including the benefit of capital losses, or $0.34 per share). In addition, in 1997 the Company recorded a charge of $51 million (after-tax $33 million, or $0.06 per share) related to the settlement of the 1996 sale of the automotive braking business.

In April 1996, the Company sold its braking business to Robert Bosch GmbH, a privately-held German company. The braking business had 1995 net sales and income from operations of $2.0 billion and $154 million, respectively. The sale of the braking business resulted in a pretax gain of $655 million (after-tax $368 million, or $0.63 per share). The Company received consideration of $1.5 billion, subject to certain post-closing adjustments which were finalized in 1997.


NOTE 5
OTHER INCOME (EXPENSE)

Years ended December 31                    1998       1997      1996
                                         ----------------------------
Interest income and other                 $  47      $  95      $ 94
Minority interests                          (37)       (45)      (18)
Foreign exchange gain (loss)                (17)        27        11
---------------------------------------------------------------------
                                          $  (7)     $  77      $ 87
=====================================================================


NOTE 6
INTEREST AND OTHER FINANCIAL CHARGES

Years ended December 31                    1998       1997      1996
                                         ----------------------------
Total interest and other
   financial charges                      $ 187      $ 196     $209
Less -- capitalized interest                (25)       (21)     (23)
---------------------------------------------------------------------
                                          $ 162      $ 175     $186
=====================================================================

NOTE 7
TAXES ON INCOME

INCOME BEFORE TAXES ON INCOME

Years ended December 31                    1998       1997      1996
                                         -----------------------------
United States                            $1,600     $1,526     $1,099
Foreign                                     343        190        454
----------------------------------------------------------------------
                                         $1,943     $1,716     $1,553
======================================================================


TAXES ON INCOME

Years ended December 31                    1998       1997      1996
                                         -----------------------------
United States                            $  478     $  466     $  359
Foreign                                     134         80        174
----------------------------------------------------------------------
                                         $  612     $  546     $  533
======================================================================

Years ended December 31                    1998       1997      1996
                                         -----------------------------
Taxes on income consist of:
Current:
   United States                         $  298     $  292     $  190
   State                                     16         54         41
   Foreign                                   65         62         89
---------------------------------------------------------------------
                                            379        408        320
---------------------------------------------------------------------
Deferred:
   United States                            100         98        133
   State                                     64         22         (5)
   Foreign                                   69         18         85
---------------------------------------------------------------------
                                            233        138        213
----------------------------------------------------------------------
                                         $  612     $  546     $  533
======================================================================

Years ended December 31                    1998       1997      1996
                                         -----------------------------
The U.S. statutory federal income
   tax rate is reconciled to the
   Company's overall effective
   income tax rate as follows:
U.S. statutory federal income
   tax rate                               35.0%      35.0%      35.0%
Taxes on foreign earnings over
   U.S. tax rate                            .8          .2        .4
Asset basis differences                   (1.9)       (2.4)      (.1)
Nondeductible amortization                 1.3         1.4       2.1
State income taxes                         2.5         2.6       1.3
Tax benefits of Foreign Sales
   Corporation                            (2.6)       (3.0)     (1.9)
Dividends received deduction                --         (.3)      (.2)
ESOP dividend tax benefit                  (.6)        (.7)      (.7)
Tax credits                               (1.5)        (.2)       --
All other items -- net                    (1.5)        (.8)     (1.6)
----------------------------------------------------------------------
                                          31.5%       31.8%     34.3%
======================================================================


DEFERRED INCOME TAXES

December 31                                           1998       1997
                                                    ------------------
Included in the following balance sheet accounts:
Other current assets                                $  408     $  394
Other assets                                            84        117
Accrued liabilities                                     (8)        --
Deferred income taxes                                 (795)      (694)
----------------------------------------------------------------------
                                                    $ (311)    $ (183)
======================================================================

DEFERRED TAX ASSETS (LIABILITIES)

December 31                                           1998       1997
                                                    ------------------
The principal components of
   deferred tax assets and (liabilities)
   are as follows:
Property, plant and equipment
   basis differences                                $ (660)    $ (690)
Postretirement benefits other than
   pensions and postemployment benefits                786        795
Investment and other asset basis differences          (508)      (567)
Other accrued items                                    406        561
Net operating losses                                   209        218
Deferred foreign gain                                  (39)       (48)
Undistributed earnings of subsidiaries                 (55)       (45)
All other items -- net                                (420)      (381)
----------------------------------------------------------------------
                                                      (281)      (157)
Valuation allowance                                    (30)       (26)
----------------------------------------------------------------------
                                                    $ (311)    $ (183)
======================================================================

The amount of federal tax net operating loss carryforwards available for 1998 is $197 million. These loss carryforwards were generated by certain subsidiaries prior to their acquisition in 1997 and have expiration dates through the year 2011. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. The Company does not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. The Company also has foreign net operating losses of $429 million which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

Deferred income taxes have not been provided on approximately $552 million of undistributed earnings of foreign affiliated companies, which are considered to be permanently reinvested. Any U.S. taxes payable on foreign earnings which may be remitted, however, will be substantially offset by foreign tax credits.


NOTE 8
EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

                                                   AVERAGE     PER SHARE
                                   INCOME           SHARES        AMOUNT
                                 -----------------------------------------
1998
Earnings per share of
   common stock -- basic           $1,331      561,979,359         $2.37
Dilutive securities:
   Stock options                                12,107,890
   Restricted stock units                          289,300
--------------------------------------------------------------------------
Earnings per share of common
   stock -- assuming dilution      $1,331      574,376,549         $2.32
==========================================================================
1997
Earnings per share of
   common stock -- basic           $1,170      564,807,801         $2.07
Dilutive securities:
   Stock options                                14,372,032
   Restricted stock units                          688,917
--------------------------------------------------------------------------
Earnings per share of common
   stock -- assuming dilution      $1,170      579,868,750         $2.02
==========================================================================

                                                   AVERAGE     PER SHARE
                                   INCOME           SHARES        AMOUNT
                                 -----------------------------------------
1996

Earnings per share of
   common stock -- basic           $1,020      565,660,128         $1.80
Dilutive securities:
   Stock options                                13,529,590
   Restricted stock units                        1,273,198
--------------------------------------------------------------------------
Earnings per share of common
   stock -- assuming dilution      $1,020      580,462,916         $1.76
==========================================================================

The diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 1998, 1997 and 1996, the number of stock options not included in the computations was 1,438,074, 1,201,900 and 35,000, respectively. These stock options were outstanding at the end of each of the respective years.


NOTE 9
SHORT-TERM INVESTMENTS

Short-term Investments consist of marketable debt and equity securities classified as available-for-sale and carried at their quoted market value. There were no short-term investments at December 31, 1998. The fair values of marketable debt and equity securities at December 31, 1997 were $152 million ($152 million at cost) and $214 million ($206 million at cost), respectively. The Company also had other short-term investments held for sale of $64 million at December 31, 1997, carried at cost, which approximates market value.


NOTE 10
ACCOUNTS AND NOTES RECEIVABLE

December 31                                           1998       1997
                                                    ------------------
Trade                                               $1,554     $1,466
Other                                                  476        457
----------------------------------------------------------------------
                                                     2,030      1,923
Less -- allowance for doubtful
   accounts and refunds                                (37)       (37)
----------------------------------------------------------------------
                                                    $1,993     $1,886
======================================================================

The Company is a party to agreements under which it can sell undivided interests in designated pools of trade accounts receivable. At both December 31, 1998 and 1997, trade accounts receivable on the Consolidated Balance Sheet have been reduced by $500 million reflecting such sales. The Company acts as an agent for the purchasers in the collection and administration of the receivables.

NOTE 11
INVENTORIES

December 31                                           1998       1997
                                                    ------------------
Raw materials                                       $  568      $  605
Work in process                                        655         722
Finished products                                    1,174         905
Supplies and containers                                 96          89
----------------------------------------------------------------------
                                                     2,493       2,321
Less --
Progress payments                                      (54)        (88)
Reduction to LIFO cost basis                          (107)       (140)
----------------------------------------------------------------------
                                                    $2,332      $2,093
======================================================================

Inventories valued at LIFO amounted to $214 and $191 million at December 31, 1998 and December 31, 1997, respectively, which amounts were below estimated replacement cost by $107 and $140 million, respectively.


NOTE 12
INVESTMENTS AND LONG-TERM RECEIVABLES

December 31                                           1998       1997
                                                    ------------------
Investment in AMP Incorporated (1)                  $1,041        $ --
Investments (2)                                        370         403
Long-term receivables                                   77          77
----------------------------------------------------------------------
                                                    $1,488        $480
======================================================================

(1)  Includes unrealized holding gain of $151 million at December 31, 1998.

(2) Includes unrealized holding gains of $1 and $3 million at December 31, 1998 and 1997, respectively, on equity securities classified as available-for-sale. The cost basis of the equity securities was $7 million at December 31, 1998 and 1997.


NOTE 13
PROPERTY, PLANT AND EQUIPMENT

December 31                                           1998       1997
                                                    ------------------
Land and land improvements                          $  336      $  330
Machinery and equipment                              5,999       6,017
Buildings                                            1,571       1,455
Office furniture and equipment                         846         851
Transportation equipment                               119         126
Construction in progress                               487         410
----------------------------------------------------------------------
                                                     9,358       9,189
Less -- accumulated depreciation and amortization   (4,961)     (4,938)
----------------------------------------------------------------------
                                                    $4,397      $4,251
======================================================================


NOTE 14
ACCRUED LIABILITIES

December 31                                           1998       1997
                                                    ------------------
Wages                                               $  168      $  246
Customer advance payments/deposits                     126         126
Insurance                                              137         110
Other                                                1,320       1,517
----------------------------------------------------------------------
                                                    $1,751      $1,999
======================================================================

NOTE 15
LONG-TERM DEBT AND CREDIT AGREEMENTS

December 31                                           1998       1997
                                                    ------------------
Employee stock ownership plan
   floating rate notes, 4.12% - 4.72%,
   due 1999                                         $   --      $   85
6.75% notes due August 15, 2000                        100         100
9-7/8% debentures due June 1, 2002                     171         250
9.20% debentures due February 15, 2003                  62         100
6-1/8% notes due July 1, 2005                          117          --
Medium term notes, 8.93% - 9.28%,
   due 1999 - 2001                                      25          69
6.20% notes due February 1, 2008                       200          --
Zero coupon bonds and money multiplier notes,
   13.0% - 14.26%, due 1999 - 2009                     174         157
5-3/4% dealer remarketable securities
   due March 15, 2011                                  200          --
9-1/2% debentures due June 1, 2016                      49         100
Industrial development bond obligations,
   2.8% - 6.75%, maturing at various
   dates through 2027                                   99         105
9.065% debentures due June 1, 2033                      51         --
Other (including capitalized leases),
   1.54% - 15.0%, maturing at various
   dates through 2016                                  228         249
----------------------------------------------------------------------
                                                    $1,476      $1,215
======================================================================

During 1998, the Company issued $200 million of 6.20% notes due February 1, 2008, and $200 million of 5-3/4% dealer remarketable securities due March 15, 2011. During 1998, the Company also made two exchange offers to holders of certain of its outstanding debt securities. In the first debt exchange offer, holders of approximately $51 million principal amount of the Company's 9-1/2% debentures due June 1, 2016 tendered debentures for a like principal amount of the Company's 9.065% debentures due June 1, 2033. In the second debt exchange offer, holders of approximately $79 million principal amount of the Company's 9-7/8% debentures due June 1, 2002 and approximately $38 million principal amount of the Company's 9.20% debentures due February 15, 2003 tendered debentures for approximately $133 million principal amount of the Company's 6-1/8% notes due July 1, 2005. The debt exchange did not result in a substantial modification of the original debt terms for financial reporting purposes.

The schedule of principal payments on long-term debt is as follows:

                                            LONG-TERM
At December 31, 1998                             DEBT
                                        ---------------
1999                                           $  158
2000                                              206
2001                                               55
2002                                              197
2003                                               89
Thereafter                                        929
-------------------------------------------------------
                                                1,634
Less -- current portion                           158
-------------------------------------------------------
                                               $1,476
=======================================================

The Company maintains two bank revolving credit facilities: (a) a $750 million Five-Year Credit Agreement (Credit Agreement) with a group of 18 banks, dated as of June 30, 1995, as amended June 28, 1996 and June 13, 1997 and (b) a $900 million 364-Day Backstop Credit Agreement (364-Day Credit Agreement) with a group of 6 banks, dated as of October 7, 1998. The Credit Agreement was established to support the issuance of commercial paper for normal working capital purposes and the 364-Day Credit Agreement was established to support the issuance of commercial paper used to finance the acquisition of 20 million shares of common stock of AMP Incorporated (AMP) and for any other general corporate purpose. The Company had no balance outstanding under either agreement at December 31, 1998.

Both of the credit agreements do not restrict the Company's ability to pay dividends; however, they do require the Company to maintain a minimum net worth of $3.1 billion. The failure to comply with customary conditions or the occurrence of customary events of default, contained in the credit agreements, would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under such credit agreements. Such events of default include (a) non-payment of credit agreement debt and interest thereon,
(b) non-compliance with the terms of the credit agreement covenants, (c) cross-default with other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the credit agreements if any person or group acquires beneficial ownership of 30% or more of the Company's voting stock or, during any 12-month period, individuals who were directors of the Company at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

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

The commitments under the 364-Day Credit Agreement terminate on October 6, 1999. Annually, prior to the Agreement's anniversary date, the Company may request that the termination date of the 364-Day Credit Agreement be extended by another year. Upon the termination date, the Company may request that any outstanding loans be converted into a term loan maturing no later than the first anniversary of the commitment termination date. The Company has agreed to pay a facility fee of 0.055% per annum on the aggregate commitment for the 364-Day Credit Agreement, subject to increase or decrease in the event of changes in the Company's long-term debt ratings.

Interest on borrowings under the 364-Day Credit Agreement would be determined, at the Company's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5% above the average CD rate, or 0.5% above the Federal funds rate or (c) the average Eurocurrency rate of the three reference banks plus 0.170% (applicable margin). Upon conversion of the 364-Day Credit Agreement to a term loan the applicable margin increases to

0.225% (the facility fee is discontinued at the conversion date). The 364-Day Credit Agreement is subject to utilization fees of up to 0.025% of borrowings. The applicable margin over the Eurocurrency rate and the utilization fee on the 364-Day Credit Agreement are subject to increase or decrease if the Company's long-term debt ratings change.


NOTE 16
LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

                                                LEASE
At December 31, 1998                         PAYMENTS
                                           ------------
1999                                             $ 96
2000                                               87
2001                                               67
2002                                               49
2003                                               40
Thereafter                                        127
-------------------------------------------------------
Total                                            $466
=======================================================

Rent expense of $120, $109 and $98 million was included in costs and expenses for 1998, 1997 and 1996, respectively.


NOTE 17
FINANCIAL INSTRUMENTS

The Company, as a result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize these market risks, the Company manages exposure to changes in interest rates and foreign currency exchange rates through its normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments utilized include forward, option and swap agreements. The Company does not use financial instruments for trading or other speculative purposes and does not use leveraged derivative financial instruments.

At December 31, 1998 and 1997, interest rate swap agreements effectively changed $300 million of fixed-rate debt at an average rate of 7.13% and 9.53%, respectively, to U.S. commercial paper and London Interbank Offer Rate (LIBOR) based floating rate debt with an average effective rate of 6.53% and 8.04%, respectively. Based on its terms, one of these agreements will be terminated by the counterparty if short-term interest rates drop below a predetermined level. Other interest rate swaps at December 31, 1998 and 1997 effectively changed $150 and $58 million, respectively, of U.S. commercial paper and LIBOR based floating rate debt at an average rate of 5.18% and 4.80%, respectively, to fixed rate debt with an average effective rate of 6.25% and 6.81%, respectively. The Company's interest rate swaps mature through the year 2008.

The Company's exposure to changes in foreign currency exchange rates arises from intercompany loans utilized to finance foreign subsidiaries, receivables, payables and firm commitments arising from international transactions. The Company attempts to have all such transaction exposures hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through derivative financial instruments with third parties using forward or option agreements. The Company also uses derivative financial instruments to hedge the Company's exposure to changes in foreign currency exchange rates for the translated U.S. dollar value of the net income of a number of foreign subsidiaries. Forward and option agreements used to hedge net income are marked to market, with gains or losses recognized immediately in income. The Company's principal foreign currency exposures relate to the French franc, the German mark, the British pound and the U.S. dollar. At December 31, 1998, the Company held or had written foreign currency forward and option agreements maturing through 2002. The Company writes foreign currency options only in combination with purchased options as an integral transaction and economic alternative to using forward agreements.

Financial instruments expose the Company to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. The Company manages exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. The Company's derivative instrument counterparties are substantial investment or commercial banks with significant experience using such derivative instruments. The Company monitors the impact of market risk on the fair value and cash flows of its derivative and other instruments considering reasonably possible changes in interest and currency rates. The Company manages market risk by restricting the use of derivative financial instruments to hedging activities and by limiting potential interest and currency rate exposures to amounts that are not material to the Company's consolidated results of operations and cash flows.

The values of the Company's outstanding derivative financial instruments at December 31, 1998 and 1997 are as follows:

                                                 NOTIONAL
                                                PRINCIPAL    CARRYING       FAIR
                                                   AMOUNT       VALUE    VALUE(1)
                                              ------------------------------------
December 31, 1998
Interest rate swap agreements held                   $450        $  3       $ --
Foreign currency forward agreements held              264          (1)        (1)
Foreign currency forward agreements written           573           2          1
Foreign currency options held                          89           2          2
Foreign currency options written                       89          (2)        (2)
----------------------------------------------------------------------------------
December 31, 1997
Interest rate swap agreements held                   $358        $ --       $  3
Foreign currency forward agreements held              708           1          1
Foreign currency forward agreements written           649          22         23
Foreign currency options held                         150           4          4
----------------------------------------------------------------------------------

(1) Fair values for forward, option and interest rate swap contracts are based on market quotes.

Other financial instruments that are not carried on the Consolidated Balance Sheet at amounts which approximate fair values are certain debt instruments. The carrying values of long-term debt and related current maturities (excluding capitalized leases of $41 and $43 million at December 31, 1998 and 1997, respectively) are $1,593 and $1,396 million and the fair values are $1,767 and $1,584 million at December 31, 1998 and 1997, respectively. The fair values are estimated based on the quoted market price for the issues (if traded) or based on current rates offered to the Company for debt of the same remaining maturity and characteristics.


NOTE 18
CAPITAL STOCK

The Company is authorized to issue up to 20,000,000 shares of preferred stock without par value and may establish series of preferred stock having such number of shares and such terms as it may determine.

The Company is authorized to issue up to 1,000,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of the Company which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There is no restriction on dividends or the repurchase or redemption of common stock by the Company. As of December 31, 1998, the Company has remaining authority to repurchase from time to time up to
57.6 million shares of common stock.


NOTE 19
STOCK OPTIONS AND AWARDS

The Company has a 1993 Stock Plan and a 1985 Stock Plan available to grant incentive and non-qualified stock options, stock appreciation rights (SARs), restricted shares and restricted units (Units) to officers and other employees. The 1993 Stock Plan provides for the annual grant of awards in an amount not in excess of 1.5% of the total shares issued (including shares held in treasury) as of December 31 of the year preceding the year of the award. Any shares that are available for awards that are not utilized in a given year will be available for use in subsequent years. There were 11,181,184 and 10,468,811 shares available for future grants under the terms of the Company's stock option plans at December 31, 1998 and 1997, respectively. Incentive stock options have a term determined by the Management Development and Compensation Committee of the Board (Committee), but not in excess of ten years from the date of grant. Non-qualified stock options have been granted with terms of up to ten years and one day. An option becomes exercisable at such times and in such installments as set by the Committee. Options generally become exercisable over a three-year period. SARs entitle an optionee to surrender unexercised stock options for cash or stock equal to the excess of the fair market value of the surrendered shares over the option value of such shares. Units have been granted to certain employees, which entitle the holder to receive shares of common stock. At December 31, 1998, there were 1,491,547 Units outstanding, including 277,471 Units granted in 1998, the restrictions on which generally lapse over periods not exceeding ten years from date of grant. Compensation expense is recognized over the restricted period.

The following table summarizes information about stock option activity for the three years ended December 31, 1998:



                                                                        Average
                                               Number                   Exercise
                                             of Options                   Price
                                             -----------------------------------

Outstanding at December 31, 1995             52,426,654                    15.76
Granted                                       9,436,540                    25.60
Exercised                                   (10,003,554)                   14.08
Lapsed or canceled                             (738,014)                   21.01
--------------------------------------------------------------------------------
Outstanding at December 31, 1996             51,121,626                    17.83
Granted                                       8,408,454                    36.92
Exercised                                    (9,299,671)                   15.19
Lapsed or canceled                             (548,254)                   23.67
--------------------------------------------------------------------------------
Outstanding at December 31, 1997             49,682,155                    21.49
Granted                                       5,904,362                    37.99
Exercised                                    (8,169,444)                   17.96
Lapsed or canceled                           (4,115,892)                   25.88
--------------------------------------------------------------------------------
Outstanding at December 31, 1998             43,301,181                    23.99
================================================================================



The following table summarizes information about stock options outstanding at December 31, 1998:



                        Options Outstanding                Options Exercisable
                        -------------------                --------------------

Range of                                   Average                     Average
Exercise               Number   Average   Exercise         Number     Exercise
Prices            Outstanding     Life(1)    Price    Exercisable        Price
----------------------------------------------------  -------------------------

$ 7.18 - $17.18      8,848,427     3.2      $13.54       8,848,427     $13.54
$17.19 - $19.54     14,515,480     5.6       18.20      12,815,480      18.25
$21.25 - $35.44      9,119,628     7.3       27.02       4,253,701      25.16
$35.79 - $45.41     10,817,646     8.7       37.75         486,316      43.54
                    ----------                          ----------
                    43,301,181     6.2       23.99      26,403,924      18.25
===============================================================================

(1) Average remaining contractual life in years.

There were 29,850,357 and 28,365,464 options exercisable at average exercise prices of $17.08 and $15.14 at December 31, 1997 and 1996, respectively.

The Company accounts for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its fixed stock option plans. The following table sets forth pro forma information as if compensation cost for its fixed stock option plans had been determined based on the fair value at the grant date for awards under the Company's stock plans consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."


                                              1998      1997         1996
                                              ---------------------------

Weighted-average fair value per
  share of options granted
  during the year (1)                        $9.24     $9.15        $6.22
Reduction of:
  Net income                                   $27       $33          $24
  Earnings per share of common
    stock--basic                              $.05      $.06         $.04
  Earnings per share of common
    stock--assuming dilution                  $.05      $.06         $.04
Assumptions:
  Historical dividend yield                    1.6%      1.8%         1.8%
  Historical volatility                       20.7%     19.1%        21.1%
  Risk-free rate of return                     5.3%      6.4%         5.5%
  Expected life (years)                        5.0       5.0          5.0
===============================================================================


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

Treasury shares of common stock have been used upon exercise of stock options. Differences between the cost of treasury stock used and the total option price of shares exercised have been reflected in Additional Paid-in Capital during 1998 and 1997 and in Retained Earnings in prior years.


NOTE 20
COMMITMENTS AND CONTINGENCIES

The Company is subject to a number of lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of its business.

In accordance with the Company's accounting policy (see Note 1), liabilities are recorded for environmental matters generally no later than the completion of feasibility studies. Although the Company does not currently possess sufficient information to reasonably estimate the amounts of the liabilities to be recorded upon future completion of studies, they may be significant to the consolidated results of operations, but management does not expect that they will have a material adverse effect on the consolidated financial position of the Company.

The Company holds an investment of 20 million shares of common stock of AMP which was acquired in a cash tender offer in October 1998 at a price of $44.50 per share. Under Subchapter H of the Pennsylvania Business Corporation Law, if the Company realizes a profit on disposition of AMP stock prior to February 2000, such profit may be recovered by AMP. The Company intends to hold the AMP stock for investment purposes. Tyco Industries Ltd. (Tyco) and AMP have signed a merger agreement pursuant to which AMP is to merge into a subsidiary of Tyco. AMP shareholders will be entitled to receive Tyco common stock under the terms of the merger. The Company believes that the merger, if effected, would not constitute a disposition of the Company's AMP stock for purposes of Subchapter H.

With respect to all other matters, including those relating to commercial transactions, government contracts, product liability and nonenvironmental health and safety matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated results of operations or financial position of the Company.

The Company has issued or is a party to various direct and indirect guarantees, bank letters of credit and customer guarantees. Management does not expect these guarantees will have a material adverse effect on the consolidated results of operations or financial position of the Company.

NOTE 21
PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company's pension plans, most of which are defined benefit plans and almost all of which are noncontributory, cover substantially all employees. The Company's U.S. retiree medical plans cover employees who retire with pension eligibility for hospital, professional and other medical services. The following table summarizes the balance sheet impact, including the benefit obligations, assets, funded status and rate assumptions associated with the Company's significant pension and retiree medical benefit plans.


                                                                              Other
                                                        Pension           Postretirement
                                                        Benefits             Benefits
                                                   -----------------------------------------
                                                     1998       1997      1998       1997
                                                   -----------------------------------------

Change in benefit obligation
Benefit obligation at January 1                   $ 5,941    $ 5,419     $ 1,634      $ 1,533
Service cost                                          139        124          21           21
Interest cost                                         422        412         103          111
Plan amendments                                        20         --           5         (121)
Actuarial (gains) losses                              352        470         (27)         188
Acquisitions                                           91         --          --           16
Benefits paid                                        (447)      (454)       (127)        (114)
Settlements and curtailments                          (65)        (8)        (32)          --
Translation effect                                      2        (22)         --           --
---------------------------------------------------------------------------------------------
Benefit obligation at December 31                   6,455      5,941       1,577        1,634
---------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at January 1              6,428      5,843          --           --
Actual return on plan assets                          853      1,018          --           --
Company contributions                                  46         40          --           --
Participants' contributions                            --          1          --           --
Acquisitions                                           63         --          --           --
Settlements                                           (48)        (9)         --           --
Benefits paid                                        (447)      (454)         --           --
Translation effect                                    (10)       (11)         --           --
---------------------------------------------------------------------------------------------
Fair value of plan assets at December 31            6,885      6,428          --           --
---------------------------------------------------------------------------------------------
Funded status of plans                                430        487      (1,577)      (1,634)
Unrecognized transition (asset)                       (22)       (26)         --           --
Unrecognized net (gain) loss                         (569)      (659)        (99)         (77)
Unrecognized prior service cost                       102         93        (188)        (221)
---------------------------------------------------------------------------------------------
(Accrued) benefit cost                            $   (59)   $  (105)    $(1,864)     $(1,932)
=============================================================================================
Assumptions as of December 31
Discount rate                                        6.75%      7.25%       6.75%        7.25%
Assumed rate of return on plan assets               10.00%     10.00%         --           --
Assumed annual rate of compensation increase         5.00%      5.00%         --           --
=============================================================================================


The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $328, $281 and $43 million, respectively, as of December 31, 1998 and $285, $246 and $31 million, respectively, as of December 31, 1997.

Net periodic pension and other postretirement benefit costs include the following components.


                                                                                       Other
                                                        Pension                   Postretirement
                                                        Benefits                     Benefits
                                            ------------------------------------------------------
                                            1998       1997      1996      1998     1997      1996
                                            ------------------------------------------------------

Service cost                                $139       $124      $133       $21      $21      $ 24
Interest cost                                422        412       398       103      111       111
Assumed return on plan assets               (580)      (519)     (458)       --       --        --
Amortization of transition asset              (4)        (7)       (7)       --       --        --
Amortization of prior service cost            12         11        11       (19)     (15)      (10)
Recognition of actuarial (gains) losses        1          1         1        (2)      (9)       (4)
--------------------------------------------------------------------------------------------------
Benefit cost (credit)                       $(10)       $22       $78      $103     $108      $121
==================================================================================================

Most of the U.S. retiree medical plans require deductibles and copayments and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The retiree medical plans are not funded. Claims and expenses are paid from the general assets of the Company.

For most non-union employees retiring after July 1, 1992, the Company implemented an approach which bases the Company's contribution to retiree medical premiums on years of service and also establishes a maximum Company contribution in the future at approximately twice the current level at the date of implementation. Effective July 1, 1997, the Company adopted a plan amendment that will encourage Medicare eligible non-union retirees to join Company sponsored Medicare managed care programs.

For measurement purposes, the assumed annual rates of increase in the per capita cost of covered health care benefits for 1998 were 6.50% for indemnity programs and 6% to 8% for managed care programs, which reduce to 6% for all programs in the year 2000 and remain at that level thereafter (except for Medicare managed care programs which continue at 8%).

Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects.


                                          One-Percentage-      One-Percentage-
                                           Point Increase       Point Decrease
                                         --------------------------------------

Effect on total of service
  and interest cost components                   $11                 $(10)
Effect on postretirement
  benefit obligation                            $122                $(109)
===============================================================================


NOTE 22
SUPPLEMENTAL CASH FLOW
AND OTHER INFORMATION

Cash and Cash Equivalents includes cash on hand and on deposit as well as highly liquid debt instruments with maturities generally of three months or less. Cash payments during the years 1998, 1997 and 1996 included interest of $267, $191 and $178 million and income taxes of $391, $269 and $221 million, respectively.

The weighted-average interest rate on short-term borrowings and commercial paper outstanding at December 31, 1998 and 1997 was 5.8% and 6.0%, respectively.


NOTE 23
SEGMENT FINANCIAL DATA

The Company operates globally through eleven strategic business units (SBUs) that offer products and services which are sold principally in the following markets: commercial and military aviation, defense, space, automotive and heavy vehicle, electronics, carpeting, refrigeration, construction, computers, utilities, pharmaceutical and agriculture. The Company's SBUs have been aggregated into five reportable segments. The SBUs and their major classes of products included in each reportable segment follows:

> AEROSPACE SYSTEMS includes Aerospace Equipment Systems (environmental control systems; engine and fuel controls; power systems; aircraft lighting; and aircraft wheels and brakes); Electronic & Avionics Systems (flight safety communications, navigation, radar and surveillance systems; and advanced systems and instruments); and Aerospace Marketing, Sales & Service (repair and overhaul services; hardware; logistics; and management and technical services).

> SPECIALTY CHEMICALS & ELECTRONIC SOLUTIONS includes Specialty Chemicals
  (fluorine-based products; pharmaceutical and agricultural chemicals; specialty waxes, adhesives and sealants; and process technology); and Electronic Materials (insulation materials for integrated circuitry; copper-clad laminates for printed circuit boards; advanced chip packaging; and amorphous metals).

> TURBINE TECHNOLOGIES includes Engines (auxiliary power units; and propulsion engines); and Turbocharging Systems (turbochargers; charge-air coolers; and portable power systems).

> PERFORMANCE POLYMERS includes the Polymers unit (fibers; plastic resins;
  specialty films; and intermediate chemicals).

> TRANSPORTATION PRODUCTS includes the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, cleaners, waxes and additives); Friction Materials (friction material and related brake system components); and Truck Brake Systems (air brake and anti-lock braking systems).

The Company's sales are not materially dependent on a single customer or small group of customers.


                                       Specialty
                                       Chemicals &                                        Corporate
                              Aerospace Electronic  Turbine    Performance Transportation  and Un-
                               Systems  Solutions Technologies   Polymers    Products     allocated (1)   Other(2)  Total
                     ----------------------------------------------------------------------------------------------------


Net sales            1998       $4,871    $2,241     $3,638      $1,928      $2,441         $9             $--   $15,128
                     1997        4,117     2,218      3,111       2,030       2,983         13              --    14,472
                     1996        3,635     2,117      2,775       1,888       3,539         17              --    13,971

Depreciation and     1998          159       109        114         103          81         43              --       609
amortization         1997          128       110        110         130          96         35              --       609
                     1996          129        94        107         123         108         41              --       602

Income from          1998          920       327        458         307         106       (156)             --     1,962
operations           1997          608       326        401         215         194        (97)            (11)    1,636
                     1996          469       355        264         211         280        (88)             18     1,509

Capital              1998          146       158        125         150          77         28              --       684
expenditures         1997          132       135        111         174         115         50              --       717
                     1996           83       111        103         220         163         75              --       755

Investment in        1998           --       260         --           2          85          3              --       350
equity affiliates    1997           41       233         --           1         103          6              --       384
                     1996           43       181         --           2          98          4              --       328

Total assets         1998        4,510     2,975      3,049       1,498       1,994      1,534              --    15,560
                     1997        3,734     2,528      2,653       1,541       2,137      1,114              --    13,707
                     1996        2,972     1,975      2,611       1,469       1,779      2,023              --    12,829
=========================================================================================================================

Intersegment sales approximate market and are not significant.

(1) The Corporate and Unallocated column includes amounts for Corporate items and businesses sold.

(2) The Other column includes in 1997 a provision for repositioning and other charges of $237 million, a gain on the sale of the safety restraints business of $277 million and a charge related to the settlement of the 1996 braking business sale of $51 million. Includes in 1996 a provision for repositioning and other charges of $637 million and a gain on the sale of the braking business of $655 million.

NOTE 24
GEOGRAPHIC AREAS -- FINANCIAL DATA


                                  United                 Other
                                  States     Europe   International    Total
                        -----------------------------------------------------

Net sales (1)           1998      $11,880   $2,264        $984        $15,128
                        1997       11,319    2,171         982         14,472
                        1996       10,774    2,397         800         13,971
-----------------------------------------------------------------------------
Long-lived assets       1998        3,057      827         513          4,397
                        1997        3,249      691         311          4,251
                        1996        3,207      739         273          4,219
=============================================================================


Sales between geographic areas approximate market and are not significant.
(1) Net sales are classified according to their country of origin. Included in United States net sales are export sales of $2,613, $2,467 and $2,399 million for each of the respective years.


NOTE 25
UNAUDITED QUARTERLY FINANCIAL INFORMATION



                                                 1998                                           1997
                            -----------------------------------------------    ----------------------------------------------------
                            Mar. 31   June 30   Sept. 30    Dec. 31     Year   Mar. 31   June 30   Sept. 30   Dec. 31         Year
                            -------------------------------------------------------------------------------------------------------


Net sales                    $3,646     $3,869    $3,741    $3,872   $15,128   $3,327    $3,578    $ 3,657     $3,910       $14,472
Gross profit                    837        920       903       992     3,652      722       814        817        638(1)      2,991
Net income                      300        350       329       352     1,331      259       305        292        314(1)(2)   1,170
Earnings per share-- basic      .53        .62       .59       .63      2.37      .46       .54        .52        .56(1)(2)    2.07
Earnings per share--
 assuming dilution              .52        .61       .58       .62      2.32      .45       .52        .50        .55          2.02
Dividends paid                  .15        .15       .15       .15       .60      .13       .13        .13        .13           .52
Market price (3)
High                          43.81      47.56     46.69     44.94     47.56    38.25     42.50      47.13      43.94         47.13
Low                           34.63      39.63     32.63     33.06     32.63    33.25     33.88      41.13      31.63         31.63
===================================================================================================================================


(1) Includes a provision of $237 million, after-tax $159 million and $0.27 per share for repositioning and other charges.
(2) Includes an after-tax gain of $196 million and $0.34 per share on the sale of the safety restraints business and an after-tax loss of $33 million and $0.06 per share related to the settlement of the 1996 braking business sale.
(3) From composite tape -- stock is traded primarily on the New York
    Stock Exchange.