Form 10-K405, Exhibit 13
period 1999-12-31
HONEYWELL INTERNATIONAL INC
filed 2000-02-23
CIK 773840

MANAGEMENT'S DISCUSSION AND ANALYSIS

AEROSPACE SOLUTIONS

SALES OVERVIEW Sales in 1999 were $9,908 million or basically flat compared with 1998. Sales of avionics products were higher due principally to continued strong demand for flight safety products such as collision avoidance and enhanced ground proximity warning systems. Sales to the aftermarket, particularly repair and overhaul and the military, were also higher. The acquisition of a controlling interest in the Normalair-Garrett Ltd. (NGL) environmental controls joint venture in the prior year also increased sales in 1999. This increase was offset by lower sales to commercial air transport and military original equipment manufacturers, and the effects of divestitures and a restructuring of a government technical services contract.

     Sales in 1998 were $9,890 million, an increase of $1,492 million, or 18 percent compared with 1997. This increase was driven by strong sales of avionics products and increased deliveries to air transport manufacturers. Sales of aftermarket products and services also increased. The acquisitions of the Grimes Aerospace (Grimes) lighting systems business, Banner Aerospace (Banner) FAA-certified hardware parts business and NGL also contributed to the sales increase.

SEGMENT PROFIT OVERVIEW Segment profit in 1999 was $1,918 million, an increase of $331 million, or 21 percent compared with 1998. The increase principally resulted from improved sales of higher-margin aftermarket and avionics products and cost structure improvements primarily from census and benefit cost reductions.

     Segment profit in 1998 was $1,587 million, an increase of $436 million, or 38 percent compared with 1997. The increase was driven by higher sales and the improved mix of higher-margin aftermarket and avionics products and services. Productivity improvements and divestitures also contributed to the increase. The acquisitions of the Grimes, Banner and NGL businesses also improved segment profit.

NET SALES
(Dollars in Billions)

[BAR GRAPH]

97............  $8.4
98............  $9.9
99............  $9.9


SEGMENT MARGIN
(Percent)

[BAR GRAPH]

97............  13.7%
98............  16.0%
99............  19.4%

20  Honeywell 1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

AUTOMATION & ASSET MANAGEMENT

SALES OVERVIEW Sales in 1999 were $6,115 million, an increase of $158 million, or 3 percent compared with 1998. Sales were higher for the Home and Building Control business driven by growth in control and consumer products and building services and security. Acquisitions also contributed to the sales increase. Lower sales from the energy retrofit and installed systems businesses were a partial offset. Sales for the Industrial Control business were basically flat compared with the prior year. Higher sales due to acquisitions and growth in the sensing and control business were offset by the effects of continued weakness in the pulp and paper and refining markets. Sales for the segment were also negatively impacted by foreign currency fluctuations due to the strong dollar.

     Sales in 1998 were $5,957 million or basically flat compared with 1997. Sales were slightly higher for the Home and Building Control business, driven by continued solid growth in the services business. This growth was moderated by a planned reduction in the lower-margin energy retrofit and installed systems businesses and unusually warm winters in North America and Europe. Sales for the Industrial Control business were down slightly; however, after adjusting for divestitures and negative foreign currency fluctuations due to the strong dollar, sales increased slightly despite weakness in the pulp and paper, refining and industrial components markets.

SEGMENT PROFIT OVERVIEW Segment profit in 1999 was $767 million, an increase of $62 million, or 9 percent compared with 1998. Segment profit for the Home and Building Control business was up significantly due to improvement in the control products business and the exiting of the lower-margin energy retrofit and installed systems businesses. Cost savings from census reductions also contributed to the improvement. This increase was offset somewhat by lower segment profit for the Industrial Control business as growth in the higher-margin sensing and control business and cost structure improvements were more than offset by the effects of continued weakness in the pulp and paper and refining markets.

     Segment profit in 1998 was $705 million, an increase of $95 million, or 16 percent compared with 1997. Segment profit for the Industrial Control business increased significantly, driven by improvement in the Measurex business, the contribution of higher-margin services and software growth and ongoing productivity improvements. Segment profit for the Home and Building Control business also improved due to improvement in the solutions and services business resulting from productivity gains and a strategic repositioning. Solid profit growth in the products business, despite challenges posed by the weather, particularly in the residential products area, also contributed to the increase.

NET SALES
(Dollars in Billions)

[BAR GRAPH]

97..................  $5.9
98..................  $6.0
99..................  $6.1


SEGMENT MARGIN
(Percent)

[BAR GRAPH]

97..................  10.3%
98..................  11.8%
99..................  12.5%


SALES MIX

[PIE CHART]

INDUSTRIAL CONTROL
Industrial Automation ......  30%
Sensing & Control ..........  12%

HOME & BUILDING
Home & Building
Solutions & Services .......  32%
Home & Building Products ...  26%

24  Honeywell 1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERFORMANCE MATERIALS

SALES OVERVIEW Sales in 1999 were $4,007 million, a decrease of $162 million, or 4 percent compared with 1998 due principally to divestitures including the environmental catalyst, Laminate Systems and phenol businesses. Lower sales for carpet fibers also contributed to the decrease. Higher sales for specialty films, engineering plastics and waxes were a partial offset. Higher sales from the acquisitions of Johnson Matthey Electronics, a supplier of wafer fabrication materials and interconnect products to the electronics and telecommunications industries, and Pharmaceutical Fine Chemicals (PFC), a supplier of active and intermediate pharmaceutical chemicals, were also a partial offset.

     Sales in 1998 were $4,169 million, a decrease of $79 million, or 2 percent compared with 1997. The divestitures of the phenol, environmental catalyst and European laminates businesses and the exiting of the European carpet fibers and a portion of the North American textile businesses drove the decline in sales. Lower sales for the Electronic Materials business, reflecting softness in the semiconductor and electronic markets, also contributed to the sales decrease. Higher sales for specialty films and engineering plastics were a partial offset. Increased sales due to the acquisitions of the Astor Holdings wax business and PFC were also a partial offset.

SEGMENT PROFIT OVERVIEW Segment profit in 1999 was $439 million, a decrease of $195 million, or 31 percent compared with 1998. The decrease principally reflects the effects of the continuing pricing pressures in the Performance Polymers and Electronic Materials businesses and higher raw material costs in certain Performance Polymers businesses. The impact of prior year divestitures also contributed to the decrease. The effect of improved sales volume for specialty films, engineering plastics and waxes was a partial offset.

     Segment profit in 1998 was $634 million, an increase of $93 million, or 17 percent compared with 1997. The increase was driven by a more favorable price-cost relationship in the Performance Polymers nylon and polyester businesses and the divestitures of the phenol and environmental catalyst businesses. Lower raw material costs, acquisitions and cost structure improvements from census reductions in the Specialty Chemicals businesses also contributed to the increase. The negative effects of pricing pressures in certain Specialty Chemicals businesses and lower sales for the Electronic Materials business were partial offsets.


NET SALES
(Dollars in Billions)

[BAR GRAPH]

97..................  $4.2
98..................  $4.2
99..................  $4.0


SEGMENT MARGIN
(Percent)

[BAR GRAPH]

97..................  12.7%
98..................  15.2%
99..................  11.0%


SALES MIX

[PIE CHART]

Performance Polymers ....  45%
Electronic Materials ....  19%
Specialty Chemicals .....  36%

26  Honeywell 1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

POWER & TRANSPORTATION PRODUCTS

SALES OVERVIEW Sales in 1999 were $3,581 million, an increase of $194 million, or 6 percent compared with 1998. Sales for the Transportation and Power Systems business were significantly higher driven by strong growth for the Turbocharging Systems business due primarily to continued strong sales in Europe reflecting the turbodiesel's increased penetration of the passenger car market. Sales for the Commercial Vehicle Systems business also increased due principally to increased North American truck builds. Sales for the Consumer Products Group business also increased, led by higher sales of Prestone'r' products and FRAM'r' filters. Lower sales for the Friction Materials business due to pricing pressures and weakness in the European market were a partial offset. Sales were also negatively impacted by foreign currency fluctuations due to the strong dollar.

     Sales in 1998 were $3,387 million, a decrease of $382 million, or 10 percent compared with 1997, reflecting the disposition of the automotive Safety Restraints business. Excluding the divested Safety Restraints business, sales increased 11 percent. Sales for the Transportation and Power Systems business were strong led by higher sales for the Turbocharging Systems business which benefited from increased penetration of the turbocharged diesel passenger car market in Europe and the light truck market in North America. Sales for the Commercial Vehicle Systems business also improved significantly, driven by an improvement in truck builds and increased market penetration for anti-lock brake systems. The increase also reflects higher sales for the Consumer Products Group business due to the 1997 acquisitions of the Prestone'r' Products and Holt
Lloyd car care products businesses. Sales for the Friction Materials business were moderately lower.

SEGMENT PROFIT OVERVIEW Segment profit in 1999 was $322 million, an increase of $88 million, or 38 percent compared with 1998. The increase reflects higher sales for the Transportation and Power Systems and Consumer Products Group businesses. Cost structure improvements in these businesses resulting from Six Sigma initiatives, materials procurement savings and census reductions also contributed to the increase.

     Segment profit in 1998 was $234 million, a decrease of $74 million, or 24 percent compared with 1997. The decrease reflects the absence of segment profit from the divested Safety Restraints business. Segment profit from the Consumer Products Group business decreased substantially, due in part to the initial costs of new distribution facilities, higher advertising expense to increase brand awareness and other expenses to improve future operations. The Friction Materials business segment profit was also lower due primarily to decreased sales. Segment profit from the Transportation and Power Systems businesses was higher due principally to strong sales growth.


NET SALES
(Dollars in Billions)

[BAR GRAPH]

97..................  $3.8
98..................  $3.4
99..................  $3.6


SEGMENT MARGIN
(Percent)

[BAR GRAPH]

97..................  8.2%
98..................  6.9%
99..................  9.0%


SALES MIX

[PIE CHART]

Turbocharging Systems .......  32%
Friction Materials ..........  24%
Consumer Products Group .....  29%
Commercial Vehicle Systems ..  15%

28  Honeywell 1999 Annual Report

SELECTED FINANCIAL DATA
Honeywell International Inc.


YEARS ENDED DECEMBER 31                                1999       1998       1997       1996       1995       1994
---------------------------------------------------------------------------------------------------------------------
(Dollars and Shares in Millions Except Per Share Amounts)
=====================================================================================================================
RESULTS OF OPERATIONS
Net sales                                          $ 23,735   $ 23,555   $ 22,499   $ 21,283   $ 21,077   $ 18,874
                                                 --------------------------------------------------------------------
Net income(1)                                         1,541      1,903      1,641      1,423      1,209      1,038
---------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
Net earnings:
   Basic                                           $   1.95   $   2.38   $   2.04   $   1.77   $   1.50   $   1.28
                                                 --------------------------------------------------------------------
   Assuming dilution                                   1.90       2.34       2.00       1.73       1.48       1.27
                                                 --------------------------------------------------------------------
Dividends                                              0.68       0.60       0.52       0.45       0.39     0.3238
---------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
Property, plant and equipment--net                 $  5,630   $  5,600   $  5,380   $  5,353   $  5,841   $  5,360
                                                 --------------------------------------------------------------------
Total assets                                         23,527     22,738     20,118     18,322     17,525     16,207
                                                 --------------------------------------------------------------------
Short-term debt                                       2,609      2,190      1,238        867        956        624
                                                 --------------------------------------------------------------------
Long-term debt                                        2,457      2,776      2,394      2,034      1,848      1,926
                                                 --------------------------------------------------------------------
Total debt                                            5,066      4,966      3,632      2,901      2,804      2,550
                                                 --------------------------------------------------------------------
Shareowners' equity                                   8,599      8,083      6,775      6,385      5,632      4,837
---------------------------------------------------------------------------------------------------------------------
FINANCIAL STATISTICS(2)
Return on net sales (segment profit)                   13.8       12.4       10.9       10.2        8.8        8.7
                                                 --------------------------------------------------------------------
Return on average investment (after-tax)               17.8       17.6       18.2       18.3       17.0       17.3
                                                 --------------------------------------------------------------------
Return on average shareowners' equity (after-tax)      26.2       25.9       24.9       23.8       22.9       23.2
                                                 --------------------------------------------------------------------
Total debt as a percent of total capital
   (cash adjusted)                                     26.6       32.5       30.2       19.1       27.6       29.1
                                                 --------------------------------------------------------------------
Book value per share of common stock                  10.82      10.17       8.52       7.95       7.01       6.01
---------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION
Common shares outstanding at year-end                 795.1      795.3      794.9      802.7      803.4      804.8
                                                 --------------------------------------------------------------------
Shares used in computing per share amounts:
    Basic                                             792.0      798.4      803.0      803.1      805.3      809.6
                                                 --------------------------------------------------------------------
    Assuming dilution                                 809.0      814.0      822.1      823.2      819.3      818.1
                                                 --------------------------------------------------------------------
Average investment(3)                              $ 12,843   $ 11,589   $  9,717   $  8,301   $  7,858   $  6,637
                                                 --------------------------------------------------------------------
Number of employees at year-end(4)                  120,000    127,400    128,000    129,600    138,600    138,300
---------------------------------------------------------------------------------------------------------------------

(1) In 1999, includes merger, repositioning and other charges and gains on the sales of our Laminate Systems business and our investment in AMP common stock resulting in a net after-tax charge of $624 million, or $0.78 per share. In 1998, includes repositioning charges, a gain on settlement of litigation claims and a tax benefit resulting from the favorable resolution of certain prior-year research and development tax claims resulting in a net after-tax charge of $4 million, with no impact on the per share amount. In 1997, includes repositioning and other charges, gains on the sales of our automotive Safety Restraints and certain Industrial Control businesses and a charge related to the 1996 sale of our automotive Braking Systems business resulting in a net after-tax charge of $5 million, or $0.01 per share. In 1996, includes repositioning and other charges and a gain on the sale of our automotive Braking Systems business resulting in a net after-tax gain of $9 million, or $0.01 per share.

(2) The returns ratios exclude the impact of repositioning and other charges in 1999, 1998, 1997 and 1996, gains on the sales of our Laminate Systems business and our investment in AMP common stock in 1999, gain on settlement of litigation claims and a tax benefit resulting from the favorable resolution of certain prior-year research and development tax claims in 1998, gains on the sales of our automotive Safety Restraints and certain Industrial Control businesses and a charge related to the 1996 sale of our automotive Braking Systems business in 1997, and gain on the sale of our Braking Systems business in 1996.

(3) Investment is defined as shareowners' equity and non-current deferred taxes-net plus cash adjusted total debt.

(4) Includes employees at facilities operated for the U.S. Department of Energy.




30 Honeywell 1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONS

RESULTS OF OPERATIONS

(Dollars in Millions)         1999         1998         1997
-------------------------------------------------------------
NET SALES
                         ------------------------------------
Aerospace Solutions       $  9,908     $  9,890     $  8,398
                         ------------------------------------
Automation & Asset
  Management                 6,115        5,957        5,934
                         ------------------------------------
Performance Materials        4,007        4,169        4,248
                         ------------------------------------
Power & Transportation
  Products                   3,581        3,387        3,769
                         ------------------------------------
Corporate                      124          152          150
-------------------------------------------------------------
                          $ 23,735     $ 23,555     $ 22,499
-------------------------------------------------------------
SEGMENT PROFIT
                         ------------------------------------
Aerospace Solutions       $  1,918     $  1,587     $  1,151
                         ------------------------------------
Automation & Asset
  Management                   767          705          610
                         ------------------------------------
Performance Materials          439          634          541
                         ------------------------------------
Power & Transportation
  Products                     322          234          308
                         ------------------------------------
Corporate                     (175)        (248)        (167)
-------------------------------------------------------------
                          $  3,271     $  2,912     $  2,443
-------------------------------------------------------------

Refer to Note 23 of Notes to Financial Statements for further information on our reportable segments.

     Net sales in 1999 were $23,735 million, an increase of $180 million, or 1 percent compared with 1998. Excluding the effect of divestitures and a change from prime contractor to sub-contractor status on a government technical services contract, sales increased approximately 4 percent. This increase resulted principally from acquisitions. Fluctuations in foreign currency rates decreased sales approximately 1 percent. Net sales in 1998 were $23,555 million, an increase of $1,056 million, or 5 percent, compared with 1997. Acquisitions and higher sales volume increased sales approximately 6 percent each. The increase in sales volume includes a partial offset for lower selling prices. The effects of divestitures and fluctuations in foreign currency rates lowered sales by 6 percent and 1 percent, respectively.

     Total segment profit in 1999 was $3,271 million, an increase of $359 million, or 12 percent compared with 1998. Segment profit margin for 1999 was
13.8 percent compared with 12.4 percent in 1998. The increase in segment profit in 1999 was led by a substantial improvement by the Aerospace Solutions segment with the Power & Transportation Products and Automation & Asset Management segments also contributing solid gains. Lower Corporate expenses also contributed to the increase. A substantial decrease in segment profit for the Performance Materials segment was a partial offset. Total segment profit in 1998 was $2,912 million, an increase of $469 million, or 19 percent compared with 1997. Segment profit margin for 1998 was 12.4 percent compared with 10.9 percent in 1997. The increase in segment profit in 1998 was led by a substantial improvement by the Aerospace Solutions segment with the Automation & Asset Management and Performance Materials segments also showing solid gains. A substantial decrease in segment profit for the Power & Transportation Products segment and higher Corporate expenses were partial offsets.

     A discussion of net sales and segment profit by reportable segment can be found in the Segment section of Management's Discussion and Analysis appearing on pages 20, 24, 26 and 28 of this Annual Report.

     Gain on sale of non-strategic businesses of $106 million in 1999 reflects the pretax gain on the sale of our Laminate Systems business. The gain on sale of non-strategic businesses of $303 million in 1997 was comprised of $354 million representing the total gain on the sales of our automotive Safety Restraints business and certain Industrial Control businesses. This was partially offset by a charge of $51 million related to the settlement of the 1996 sale of our automotive Braking Systems business. See Note 5 of Notes to Financial Statements for further information.

     Equity in income of affiliated companies of $76 million in 1999 decreased by $86 million, or 53 percent compared with 1998. The decrease reflects a charge of $40 million relating to the writedown of an equity investment and an equity investee's severance actions as well as lower earnings from our UOP process technology (UOP) joint venture. Equity in income of affiliated companies of $162 million in 1998 decreased by $29 million, or 15 percent, compared with 1997. The decrease resulted mainly from lower earnings from UOP, partially offset by a gain on the sale of a portion of our interest in our European Commercial Vehicle Systems joint venture.

--------------------------------------------------------------------------------

[BAR GRAPH]                              [BAR GRAPH]

SEGMENT PROFIT                           SEGMENT MARGIN
(Dollars in Millions)                    (Percent)

 1997      1998      1999                1997     1998     1999
 ----      ----      ----                ----     ----     ----
$2,443    $2,912    $3,271               10.9%    12.4%    13.8%


                                              Honeywell 1999 Annual Report    31

MANAGEMENT'S DISCUSSION AND ANALYSIS


     Other (income) expense, $307 million of income in 1999, increased by $280 million compared with 1998. The increase principally reflects the net gain of $268 million on our disposition of our investment in AMP Incorporated (AMP) common stock. Other (income) expense, $27 million of income in 1998, decreased by $60 million compared with 1997, principally reflecting lower investment income and reduced benefits from foreign exchange hedging. A gain on litigation settlements was a partial offset. See Note 6 of Notes to Financial Statements for further information.

     Interest and other financial charges of $265 million in 1999 decreased by $10 million, or 4 percent, compared with 1998. The decrease results from lower interest rates and tax interest expense somewhat offset by the effects of higher average debt outstanding during 1999. Interest and other financial charges of $275 million in 1998 were basically flat compared with 1997.

     The effective tax rate was 31.5 percent, 31.3 percent and 32.2 percent in 1999, 1998 and 1997, respectively. See Note 8 of Notes to Financial Statements for further information.

     Net income in 1999 of $1,541 million, or $1.90 per share, was 19 percent lower than 1998 net income of $1,903 million, or $2.34 per share. Net income in 1999 included the gains on our dispositions of our Laminate Systems business and our investment in AMP and merger, repositioning and other charges. Net income in 1998 included repositioning charges, litigation settlements and a tax settlement. Adjusted for these items, net income in 1999 was $624 million, or $0.78 per share, higher than reported. This represents an increase of 14 percent over 1998 if both years are adjusted for these items. The higher net income in 1999 was the result of substantially improved earnings for the Aerospace Solutions, Automation & Asset Management and Power & Transportation Products segments. The Performance Materials segment had lower earnings. Net income in 1998 of $1,903 million, or $2.34 per share, was 16 percent higher than 1997 net income of $1,641 million, or $2.00 per share. Net income in 1997 included the gains on our dispositions of our automotive Safety Restraints and certain Industrial Control businesses and repositioning and other charges. Adjusted for repositioning charges, litigation settlements and a tax settlement, net income in 1998 was $4 million more than reported and earnings per share were the same. This represents an increase of 16 percent over 1997 if both years are adjusted for repositioning and other charges and the specified settlements and gains. The higher net income in 1998 was the result of substantially improved earnings for the Aerospace Solutions and Automation & Asset Management segments. Earnings for the Performance Materials segment were also slightly higher. The Power & Transportation Products segment had lower earnings.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Total assets at December 31, 1999 were $23,527 million, an increase of $789 million, or 3 percent from December 31, 1998. Total assets at December 31, 1998 were $22,738 million, an increase of $2,620 million, or 13 percent from December 31, 1997. The increase from year-end 1997 to year-end 1998 primarily reflects acquisitions and our investment in AMP.

     Cash provided by operating activities of $2,374 million during 1999 increased by $400 million compared with 1998 due principally to net income excluding the impact of the gains on our dispositions of our Laminate Systems business and our investment in AMP and merger, repositioning and other charges. Cash provided by operating activities of $1,974 million during 1998 increased by $40 million compared with 1997.

--------------------------------------------------------------------------------
[BAR GRAPH]                  [BAR GRAPH]                   [BAR GRAPH]

EARNINGS PER SHARE           RESEARCH AND                  FREE CASH FLOW
(Dollars Per Share)          DEVELOPMENT EXPENSE           (Dollars in Billions)
                             (Dollars in Millions)


 1997     1998     1999     1997    1998     1999     1997    1998     1999
 ----     ----     ----     ----    ----     ----     ----    ----     ----
$2.00    $2.34    $2.68     $796    $876     $909     $1.1    $1.4     $1.7



32 Honeywell 1999 Annual Report

     Cash used for investing activities of $291 million during 1999 decreased by $1,302 million compared with 1998. The decrease relates principally to the proceeds from the disposition of our investment in AMP. An increase in proceeds from sales of businesses, primarily Laminate Systems, also contributed to the decrease. Higher spending for acquisitions, mainly Johnson Matthey Electronics, and the liquidation in the prior year of short-term investments were partial offsets. Cash used for investing activities of $1,593 million during 1998 decreased by $403 million compared with 1997 due primarily to lower spending for acquisitions and the liquidation of short-term investments. This was partially offset by lower proceeds from the sales of businesses and our investment in AMP.

     On February 3, 2000, we completed a tender offer acquiring substantially all of the outstanding shares of Pittway Corporation (Pittway) Common Stock and Class A Stock for approximately $2.2 billion, including the assumption of the net debt of Pittway of approximately $167 million. The acquisition was funded through the issuance of commercial paper. Pittway designs, manufactures and distributes security and fire systems for homes and buildings and had 1998 sales of $1.3 billion.

     We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position and profit contribution in order to upgrade our combined portfolio and identify operating units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify operating units that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These operating units are considered for potential divestiture, restructuring or other repositioning action subject to regulatory constraints.

--------------------------------------------------------------------------------

[BAR GRAPH]                            [BAR GRAPH]

DEBT AS A PERCENT                      CAPITAL EXPENDITURES
OF TOTAL CAPITAL                       (Dollars in Millions)
(Percent)


 1997     1998     1999                 1997     1998      1999
 ----     ----     ----                 ----     ----      ----
30.2%     32.5%     26.6%              $1,015    $1,037    $986



     Capital expenditures were $986, $1,037 and $1,015 million in 1999, 1998 and 1997, respectively. Spending by the reportable segments and Corporate since 1997 is shown in Note 23 of Notes to Financial Statements. Our total capital expenditures in 2000 are currently projected at approximately $1,050 million. These expenditures are expected to be financed principally by internally generated funds and are primarily planned for expansion and cost reduction.

     Cash used for financing activities of $1,110 million during 1999 increased by $1,002 million compared with 1998. The increase relates principally to lower net issuances of debt of $1,190 million. Cash dividends paid in 1999 were also $46 million higher. Lower net stock repurchases of $234 million were a partial offset. Total debt of $5,066 million at year-end 1999 was $100 million, or 2 percent higher than at December 31, 1998. Cash used for financing activities of $108 million during 1998 decreased by $677 million compared with 1997. The decrease relates to higher net issuances of debt of $809 million somewhat offset by an increase in net stock repurchases of $128 million and higher cash dividends paid of $47 million. Total debt of $4,966 million at year-end 1998 was $1,334 million, or 37 percent higher than at December 31, 1997. The increase in total debt resulted principally from our investment in AMP, acquisitions and common stock repurchases.

     In September 1999, a $1 billion shelf registration filed with the Securities and Exchange Commission for the issuance of debt securities was declared effective. In December 1999, we entered into a $3 billion bank revolving credit facility which is comprised of (a) a $1 billion Five-Year Credit Agreement; and, (b) a $2 billion 364-Day Credit Agreement, which reduces to $1 billion on March 31, 2000 bringing the total bank revolving credit facility to $2 billion. The credit agreements which replaced previous credit agreements maintained by AlliedSignal and the former Honeywell were established for general corporate purposes including support for the issuance of commercial paper. There was $2,023 and $1,773 million of commercial paper outstanding at year-end 1999 and 1998, respectively. See Note 15 of Notes to Financial Statements for details of long-term debt and a discussion of the Credit Agreements.

     In January 2000, we entered into an additional $1 billion bank revolving credit facility to be used to support the issuance of commercial paper to finance in part the acquisition of Pittway. This bank revolving credit facility expires on April 12, 2000 and has terms and conditions similar to the $2 billion 364-Day Credit Agreement.

                                              Honeywell 1999 Annual Report    33

MANAGEMENT'S DISCUSSION AND ANALYSIS


     We believe that our available cash, committed credit lines, and access to the public debt markets using debt securities and commercial paper, provide adequate short-term and long-term liquidity.

     From 1997 to 1999, we purchased $3.1 billion of treasury shares in connection with our stock repurchase programs. As of June 4, 1999, the date of the merger agreement between AlliedSignal and the former Honeywell, all share repurchase programs were rescinded.

     The Board of Directors approved a quarterly dividend increase of 10.3 percent from $0.17 to $0.1875 per share. The dividend increase will be effective with the first quarter of 2000.

MERGER AND REPOSITIONING CHARGES Upon completion of the merger between AlliedSignal and the former Honeywell, we recognized a pretax charge of $642 million for the cost of actions designed to improve our combined competitiveness and productivity and improve future profitability. The merger-related actions included the elimination of redundant corporate offices and functional administrative overhead; elimination of redundant and excess facilities and workforce in our combined aerospace businesses; adoption of six sigma productivity initiatives at the former Honeywell businesses; and the transition to a global shared services model. The components of the charge included severance costs of $342 million, asset impairments of $108 million, other exit costs of $57 million and merger-related transaction and period expenses of $135 million. Planned global workforce reductions consisted of approximately 6,500 administrative and manufacturing positions. Asset impairments principally related to the elimination of redundant or excess corporate and aerospace facilities and equipment.

--------------------------------------------------------------------------------

[BAR GRAPH]                          [BAR GRAPH]

DIVIDENDS PER SHARE                  MARKET VALUE OF
(Dollars Per Share)                  COMMON STOCK
                                     (Dollars Per Share)

 1997     1998     1999               1997      1998      1999
 ----     ----     ----               ----      ----      ----
$0.52    $0.60    $0.68              $38.81    $44.31    $57.69



At year-end, approximately $9 million of redundant assets were not able to be removed from service and are currently being depreciated over their shortened useful lives. Other exit costs related to lease terminations and contract cancellation losses negotiated or subject to reasonable estimation at year-end. Merger-related transaction and period expenses consisted of investment banking and legal fees, former Honeywell deferred compensation vested upon change in control and other direct merger-related expenses incurred in the period the merger was completed. All merger-related actions are expected to be completed by December 31, 2000.

     In 1999, we also recognized a pretax charge of $321 million for the costs of actions designed to reposition principally the AlliedSignal business units for improved productivity and future profitability. These repositioning actions included the organizational realignment of our aerospace businesses to strengthen market focus and simplify business structure; elimination of an unprofitable product line and rationalization of manufacturing capacity and infrastructure in the Performance Polymers business; a reduction in infrastructure in the Turbocharging Systems business; closing a wax refinery and carbon materials plant and rationalization of manufacturing capacity in the Specialty Chemicals business; elimination of two manufacturing facilities in our Electronic Materials business; a plant closure and outsourcing activity in our automotive Consumer Products Group business; and related and general workforce reductions in all AlliedSignal businesses and our Industrial Control business. The components of the charge included severance costs of $140 million, asset impairments of $149 million, and other exit costs of $32 million. Global workforce reductions consisted of approximately 5,100 manufacturing, administrative, and sales positions. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Other exit costs principally consisted of environmental exit costs associated with chemical plant shutdowns. All repositioning actions, excluding environmental remediation, are expected to be completed by December 31, 2000.

     We expect that the merger and repositioning actions committed to in 1999 will generate incremental pretax savings of $250 million in 2000, $575 million in 2001 and $750 million in 2002 principally from planned workforce reductions and facility consolidations. Cash expenditures for severance, other exit costs, and future period expenses necessary to execute these

34 Honeywell 1999 Annual Report
actions will exceed $500 million and will principally be incurred in 2000. Such expenditures will be funded through future operating cash flows, proceeds from government required divestitures resulting from the merger and sale of merger-related, excess or duplicate facilities and equipment. The government required divestitures will not materially affect our results of operations or financial position.

     In 1998, we recognized a pretax charge of $54 million related to productivity initiatives which included workforce reductions of 1,200 employees and facility consolidations principally in our Home and Building Control and Industrial Control businesses. These actions were completed by December 31, 1999, with substantially all reserve spending occurring in 1999.

     In 1997, we recognized a pretax charge of $215 million for costs to eliminate AlliedSignal's three sector administrative offices; consolidate our automotive Consumer Products Group business; close four performance materials manufacturing facilities; and, execute workforce reductions and facility consolidations in our Home and Building Control and Industrial Control businesses. The charge principally consisted of severance for approximately 2,900 employees and other cash exit costs. These actions were essentially completed by December 31, 1998, with substantially all reserve spending occurring in 1998.

     The 1998 and 1997 actions generated over $150 million in incremental pretax savings in 1999 and were funded through proceeds received from the sales of non-strategic businesses.

ENVIRONMENTAL MATTERS We are subject to various federal, state and local government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, are a party to lawsuits and claims and have incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. We continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy to record appropriate liabilities for such matters when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

     Remedial response and voluntary cleanup expenditures were $78, $77 and $90 million in 1999, 1998 and 1997, respectively, and are currently estimated to be approximately $82 million in 2000. We expect that we will be able to fund such expenditures from operating cash flow. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

     At December 31, 1999 and 1998, the recorded liability for environmental matters was $349 and $406 million, respectively. In addition, in 1999 and 1998 we incurred operating costs for ongoing businesses of approximately $89 and $75 million, respectively, and capital expenditures of $40 and $52 million, respectively relating to compliance with environmental regulations.

     Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they may be significant to our consolidated results of operations. We do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

     See Note 21 of Notes to Financial Statements for a discussion of our commitments and contingencies, including those related to environmental matters.

FINANCIAL INSTRUMENTS As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates, which may adversely affect our results of operations and financial position. We minimize our risks from interest and foreign currency exchange rate fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments. A discussion of our accounting policies for derivative financial instruments is included in Note 1 of Notes to Financial Statements.

                                               Honeywell 1999 Annual Report   35

MANAGEMENT'S DISCUSSION AND ANALYSIS


     Our exposure to market risk from changes in interest rates relates primarily to our debt obligations. As described in Notes 15 and 17 of Notes to Financial Statements, we issue both fixed and variable rate debt and use interest rate swaps to manage our exposure to interest rate movements and reduce borrowing costs.

     Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries and foreign currency denominated receivables, payables, and firm commitments arising from international transactions. We attempt to have all such transaction exposures hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. We also use derivative financial instruments to hedge the impact of exchange rate movements on the translated U.S. dollar value of the net income for a number of foreign subsidiaries. Foreign currency forward and option agreements used to hedge net income are marked to market, with gains or losses recognized immediately in income. Our principal foreign currency exposures relate to the Belgian franc, the French franc, the German mark (collectively the Euro countries), and the British pound, the Canadian dollar, and the U.S. dollar. At December 31, 1999, we held or had written foreign currency forward and option agreements, maturing through 2003. We write foreign currency options only in combination with purchased options as an integral transaction and economic alternative to using forward agreements.

     Derivative financial instruments expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

     The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities and the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent increase in U.S. dollar per local currency exchange rates across all maturities at December 31, 1999 and 1998.

                                                                                       Estimated
                                               Face or                                  Increase
                                              Notional      Carrying       Fair       (Decrease)
(Dollars in Millions)                           Amount      Value(1)    Value(1)   In Fair Value
------------------------------------------------------------------------------------------------
December 31, 1999
INTEREST RATE SENSITIVE INSTRUMENTS
Long-term debt
  (including current
  maturities)(2)                               $(2,712)    $(2,705)    $(2,702)       $(120)
Interest rate swaps                              1,100          (4)        (36)         (22)
FOREIGN EXCHANGE RATE SENSITIVE INSTRUMENTS
Foreign currency
  exchange contracts(3)                          1,445           4           6           25
------------------------------------------------------------------------------------------------
December 31, 1998
INTEREST RATE SENSITIVE INSTRUMENTS
Long-term debt
  (including current
  maturities)(2)                               $(3,041)    $(3,018)    $(3,278)       $(162)
Interest rate swaps                              1,450           3           6          (23)
FOREIGN EXCHANGE RATE SENSITIVE INSTRUMENTS
Foreign currency
  exchange contracts(3)                          2,087           1          (4)          74
------------------------------------------------------------------------------------------------


(1) Asset or (liability).
(2) Excludes capitalized leases.
(3) Increases in the fair value of foreign currency exchange contracts are substantially offset by changes in the fair value of net underlying hedged foreign currency transactions.

The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The methods used by us to assess and mitigate risk discussed above should not be considered projections of future events.


36 Honeywell 1999 Annual Report

OTHER MATTERS

LITIGATION On March 13, 1990, Litton Systems, Inc. filed a legal action against the former Honeywell in U.S. District Court, Central District of California, Los Angeles, with claims that were subsequently split into two separate cases. One alleges patent infringement under federal law for using an ion-beam process to coat mirrors incorporated in the former Honeywell's ring laser gyroscopes, and tortious interference under state law for interfering with Litton's prospective advantage with customers and contractual relationships with an inventor and his company, Ojai Research, Inc. The other case alleges monopolization and attempted monopolization under federal antitrust laws by the former Honeywell in the sale of inertial reference systems containing ring laser gyroscopes into the commercial aircraft market. The former Honeywell generally denied Litton's allegations in both cases. In the patent/tort case, the former Honeywell also contested the validity as well as the infringement of the patent, alleging, among other things, that the patent had been obtained by Litton's inequitable conduct before the United States Patent and Trademark Office.

     In 1993 and 1995,trials were held in each case and juries initially awarded Litton significant monetary damages. However, those verdicts were set aside by the trial court judge who ordered, at a minimum, new trials on the issue of damages in each case.

     Following cross-appeals by the parties of various issues to the Federal Circuit and the U.S. Supreme Court in the patent/tort case, it was remanded to the trial court for further legal and perhaps factual review with respect to both liability and damages. On September 23, 1999, the trial court issued dispositive rulings in the case, granting the former Honeywell's Motion for Judgment as a Matter of Law and Summary Judgment on the Patent claims on various grounds; granting the former Honeywell's Motion for Judgment as a Matter of Law on the State Law Claims on the grounds of insufficient evidence; and denying Litton's Motion for Partial Summary Judgment. We expect that Litton will appeal the trial court's rulings.

     A retrial of damages in the antitrust case commenced October 29, 1998, and on December 9, 1998, a jury returned a verdict against Honeywell for actual damages in the amount of $250 million. Following post trial motions, on September 24, 1999, the trial court issued rulings denying the former Honeywell's Motion for Judgment as a Matter of Law and Motion for New Trial and Remittitur as they related to Litton Systems, Inc., but granting the former Honeywell's Motion for Judgment as a Matter of Law as it relates to Litton Systems, Canada, Limited. The net effect of these rulings was to reduce the existing judgment against the former Honeywell of $750 million to $660 million, plus attorney fees and costs of approximately $35 million. We believe that there is no factual or legal basis for the magnitude of the jury's award and believe that it should be overturned. We also believe we have very strong arguments that the liability portion of the jury verdict in the first antitrust trial was erroneous. Both parties have appealed this judgment, as to both liability and damages, to the U.S. Court of Appeals for the Ninth Circuit.

     Although it is not possible at this time to predict the result of any further appeals in this case, potential does remain for an adverse outcome which could be material to our financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the financial statements with respect to this contingent liability.

     For a detailed discussion of this litigation, see Note 21 of Notes to the Financial Statements.

YEAR 2000 UPDATE In preparation for the transition to the calendar Year 2000, we completed extensive remediation efforts with respect to the various aspects of the Year 2000 problem, including information systems, production and facilities equipment, products, customers and suppliers. While there can be no assurances that future problems will not occur, these efforts resulted in a successful transition into the Year 2000 without any major complications being identified to date related to the Year 2000 problem.

     Our total cost for Year 2000 compliance was approximately $195 million. This amount does not include our share of costs for Year 2000 issues by partnerships and joint ventures in which we participate but are not the operator. Incremental spending was not material because most Year 2000 compliance costs were met with amounts that were normally budgeted for procurement and maintenance of our information systems and production and facilities equipment. The redirection of spending from procurement of information systems and production and facilities equipment to implementation of Year 2000 compliance plans may in some instances have delayed productivity improvements.

                                                Honeywell 1999 Annual Report  37

MANAGEMENT'S DISCUSSION AND ANALYSIS


EURO CONVERSION On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (Euro). The transition period for the introduction of the Euro is between January 1, 1999 and January 1, 2002. We have identified and are ensuring that all Euro conversion compliance issues are addressed. Although we cannot predict the impact of the Euro conversion at this time, we do not expect the Euro conversion will have a material adverse effect on our consolidated results of operations.

SALES TO THE U.S. GOVERNMENT Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $2,383, $2,693 and $2,655 million in 1999, 1998 and 1997, respectively. This included sales to the Department of Defense (DoD), as a prime contractor and subcontractor, of $1,415, $1,658 and $1,618 million in 1999, 1998 and 1997, respectively. Sales to the DoD accounted for 6.0, 7.0 and 7.2 percent of our total sales in 1999, 1998 and 1997, respectively. We are affected by U.S. Government budget constraints for defense and space programs. U.S. defense spending increased slightly in 1999 and is also expected to increase slightly in 2000.

BACKLOG Our total backlog at year-end 1999 and 1998 was $8,736 and $9,400 million, respectively. We anticipate that approximately $6,400 million of the 1999 backlog will be filled in 2000. We believe that backlog is not a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

INFLATION Highly competitive market conditions have minimized inflation's impact on the selling prices of our products and the cost of our purchased materials. Cost increases for materials and labor have generally been low, and productivity enhancement programs, including Six Sigma initiatives, have largely offset any impact.

NEW ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities"(SFAS No.133). SFAS No. 133 requires derivatives to be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in values of derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. We are currently completing an analysis of these standards and their impact on our results of operations and financial position.



38  Honeywell 1999 Annual Report

REPORT OF INDEPENDENT ACCOUNTANTS



[PRICEWATERHOUSECOOPERS LOGO]


To the Board of Directors and Shareowners of Honeywell International Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Honeywell Inc., a wholly-owned subsidiary, which statements reflect total assets of $7,170.4 million as of December 31, 1998, and total sales of $8,426.7 million and $8,027.5 million for each of the two years in the period ended December 31, 1998. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Honeywell Inc. as of and for the two years ended December 31, 1998 is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
January 27, 2000, except as to Note 25
   which is as of February 4, 2000



                                               Honeywell 1999 Annual Report   39

CONSOLIDATED STATEMENT OF INCOME
Honeywell International Inc.


                                                                Years Ended December 31

                                                       --------------------------------------
(Dollars in Millions Except Per Share Amounts)               1999         1998         1997
---------------------------------------------------------------------------------------------
Net sales                                                $ 23,735     $ 23,555     $ 22,499
---------------------------------------------------------------------------------------------
Costs, expenses and other
                                                       --------------------------------------
   Cost of goods sold                                      18,495       17,689       17,444
                                                       --------------------------------------
   Selling, general and administrative expenses             3,216        3,008        2,940
                                                       --------------------------------------
   Gain on sale of non-strategic businesses                  (106)          --         (303)
                                                       --------------------------------------
   Equity in income of affiliated companies                   (76)        (162)        (191)
                                                       --------------------------------------
   Other (income) expense                                    (307)         (27)         (87)
                                                       --------------------------------------
   Interest and other financial charges                       265          275          277
---------------------------------------------------------------------------------------------
                                                           21,487       20,783       20,080
---------------------------------------------------------------------------------------------
Income before taxes on income                               2,248        2,772        2,419
                                                       --------------------------------------
Taxes on income                                               707          869          778
---------------------------------------------------------------------------------------------
Net income                                               $  1,541     $  1,903     $  1,641
=============================================================================================
Earnings per share of common stock--basic                $   1.95     $   2.38     $   2.04
                                                       --------------------------------------
Earnings per share of common stock--assuming dilution    $   1.90     $   2.34     $   2.00
=============================================================================================

The Notes to Financial Statements are an integral part of this statement.




40 Honeywell 1999 Annual Report

CONSOLIDATED BALANCE SHEET
Honeywell International Inc.

                                                                December 31

                                                          ----------------------
(Dollars in Millions)                                         1999         1998
--------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                               $  1,991     $  1,018
                                                          ----------------------
  Accounts and notes receivable                              3,896        3,899
                                                          ----------------------
  Inventories                                                3,436        3,456
                                                          ----------------------
  Other current assets                                       1,099          981
--------------------------------------------------------------------------------
Total current assets                                        10,422        9,354
                                                          ----------------------
Investments and long-term receivables                          782        1,792
                                                          ----------------------
Property, plant and equipment -- net                         5,630        5,600
                                                          ----------------------
Goodwill and other intangible assets--net                    4,660        4,365
                                                          ----------------------
Other assets                                                 2,033        1,627
--------------------------------------------------------------------------------
Total assets                                              $ 23,527     $ 22,738
================================================================================

LIABILITIES
Current liabilities:
  Accounts payable                                        $  2,129     $  2,018
                                                          ----------------------
  Short-term borrowings                                        302          133
                                                          ----------------------
  Commercial paper                                           2,023        1,773
                                                          ----------------------
  Current maturities of long-term debt                         284          284
                                                          ----------------------
  Accrued liabilities                                        3,534        3,437
--------------------------------------------------------------------------------
Total current liabilities                                    8,272        7,645
                                                          ----------------------
Long-term debt                                               2,457        2,776
                                                          ----------------------
Deferred income taxes                                          864          861
                                                          ----------------------
Postretirement benefit obligations other than pensions       1,968        2,042
                                                          ----------------------
Other liabilities                                            1,367        1,331
--------------------------------------------------------------------------------

CONTINGENCIES
SHAREOWNERS' EQUITY
Capital -- common stock -- Authorized 2,000,000,000
  shares (par value $1 per share): issued
  1999 -- 957,599,006 shares
  1998 -- 953,326,000 shares                                   958          953
                                                          ----------------------
       -- additional paid-in capital                         2,318        1,719
                                                          ----------------------
Common stock held in treasury, at cost:
                                                          ----------------------
  1999 -- 162,466,000 shares
                                                          ----------------------
  1998 -- 157,991,553 shares                                (4,254)      (3,413)
                                                          ----------------------
Accumulated other nonowner changes                            (355)         (94)
                                                          ----------------------
Retained earnings                                            9,932        8,918
--------------------------------------------------------------------------------
Total shareowners' equity                                    8,599        8,083
--------------------------------------------------------------------------------
Total liabilities and shareowners' equity                 $ 23,527     $ 22,738
================================================================================


The Notes to Financial Statements are an integral part of this statement.




                                               Honeywell 1999 Annual Report   41

CONSOLIDATED STATEMENT OF CASH FLOWS

Honeywell International Inc.


                                                                                                    Years Ended December 31
                                                                                        --------------------------------------------
(Dollars in Millions)                                                                       1999             1998            1997
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                             $1,541          $1,903          $1,641
                                                                                        --------------------------------------------
   Adjustments to reconcile net income to net cash provided by operating activities:

     Gain on sale of non-strategic businesses                                               (106)             --            (303)
                                                                                        --------------------------------------------
     Gain on disposition of investment in AMP Incorporated                                  (268)             --              --
                                                                                        --------------------------------------------
     Merger, repositioning and other charges                                               1,287              54             341
                                                                                        --------------------------------------------
     Depreciation and amortization                                                           881             897             888
                                                                                        --------------------------------------------
     Undistributed earnings of equity affiliates                                             (39)            (24)            (65)
                                                                                        --------------------------------------------
     Deferred income taxes                                                                   (11)            221             116
                                                                                        --------------------------------------------
     Net taxes paid on sales of businesses and investments                                  (246)           (300)            (21)
                                                                                        --------------------------------------------
     Other                                                                                  (165)           (176)           (535)
                                                                                        --------------------------------------------
     Changes in assets and liabilities, net of the effects of acquisitions and divestitures:

       Accounts and notes receivable                                                         (54)           (154)           (165)
                                                                                        --------------------------------------------
       Inventories                                                                            90             (96)           (159)
                                                                                        --------------------------------------------
       Other current assets                                                                  (39)              3             (88)
                                                                                        --------------------------------------------
       Accounts payable                                                                      121              35             264
                                                                                        --------------------------------------------
       Accrued liabilities                                                                  (618)           (389)             20
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                   2,374           1,974           1,934
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant and equipment                                             (986)         (1,037)         (1,015)
                                                                                        --------------------------------------------
  Proceeds from disposals of property, plant and equipment                                     67             150             149
                                                                                        --------------------------------------------
  Decrease in investments and long-term receivables                                            --              --              25
                                                                                        --------------------------------------------
  (Increase) in investments                                                                   (20)             (1)             (6)
                                                                                        --------------------------------------------
  Disposition (purchase) of investment in AMP Incorporated                                  1,164            (890)             --
                                                                                        --------------------------------------------
  Cash paid for acquisitions                                                               (1,311)           (581)         (1,816)
                                                                                        --------------------------------------------
  Proceeds from sales of businesses                                                           784             335             796
                                                                                        --------------------------------------------
  Decrease (increase) in short-term investments                                                11             431            (129)
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used for) investing activities                                                     (291)         (1,593)         (1,996)
------------------------------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM FINANCING ACTIVITIES

  Net increase in commercial paper                                                            250             909             307
                                                                                        --------------------------------------------
  Net increase (decrease) in short-term borrowings                                            156              16             (11)
                                                                                        --------------------------------------------
  Proceeds from issuance of common stock                                                      419             216             195
                                                                                        --------------------------------------------
  Proceeds from issuance of long-term debt                                                     25             687             630
                                                                                        --------------------------------------------
  Payments of long-term debt                                                                 (375)           (366)           (489)
                                                                                        --------------------------------------------
  Repurchases of common stock                                                              (1,058)         (1,089)           (940)
                                                                                        --------------------------------------------
  Cash dividends on common stock                                                             (527)           (481)           (434)
                                                                                        --------------------------------------------
  Other                                                                                        --              --             (43)
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used for) financing activities                                                   (1,110)           (108)           (785)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                          973             273            (847)
                                                                                        --------------------------------------------
Cash and cash equivalents at beginning of year                                              1,018             745           1,592
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $   1,991          $1,018          $  745
====================================================================================================================================

The Notes to Financial Statements are an integral part of this statement.



42 Honeywell 1999 Annual Report

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY

Honeywell International Inc.

                                                       Common                  Common Stock
                                                    Stock Issued  Additional Held in Treasury  Accumulated                   Total
                                                    ------------   Paid-in   ----------------  Other Non-     Retained  Shareowners'
(In Millions Except Per Share Amounts)             Shares  Amount  Capital    Shares  Amount   owner Changes  Earnings        Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                        953.5    $953    $ 999   (150.8) $(1,953)           $ 97    $6,289     $  6,385
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                       1,641        1,641
                                                    --------------------------------------------------------------------------------
Foreign exchange translation adjustments                                                               (293)                   (293)
                                                    --------------------------------------------------------------------------------
Minimum pension liability adjustment                                                                     (2)                     (2)
                                                    --------------------------------------------------------------------------------
Unrealized holding loss on marketable securities                                                        (10)                    (10)
                                                    --------------------------------------------------------------------------------
Nonowner changes in shareowners' equity                                                                                       1,336
                                                    --------------------------------------------------------------------------------
Common stock issued for acquisitions                                    32       1.0        8                                    40
                                                    --------------------------------------------------------------------------------
Common stock issued for employee benefit
  plans (including related tax benefits of $100)      3.6       4      354      12.7       94                                   452
                                                    --------------------------------------------------------------------------------
Repurchases of common stock                          (4.2)     (4)    (150)    (21.0)    (814)                                 (968)
                                                    --------------------------------------------------------------------------------
Cash dividends on common stock ($.52 per share)                                                                   (434)        (434)
                                                    --------------------------------------------------------------------------------
Other                                                 0.2              (36)                                                     (36)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                        953.1     953    1,199    (158.1)  (2,665)         (208)     7,496        6,775
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                       1,903        1,903
                                                    --------------------------------------------------------------------------------
Foreign exchange translation adjustments                                                                 34                      34
                                                    --------------------------------------------------------------------------------
Minimum pension liability adjustment                                                                    (10)                    (10)
                                                    --------------------------------------------------------------------------------
Unrealized holding gain on marketable securities                                                         90                      90
                                                    --------------------------------------------------------------------------------
Nonowner changes in shareowners' equity                                                                                       2,017
                                                    --------------------------------------------------------------------------------
Common stock issued for acquisitions                                   322      11.1       98                                   420
                                                    --------------------------------------------------------------------------------
Common stock issued for employee benefit
  plans (including related tax benefits of $91)       3.8       4      348      11.0       96                                   448
                                                    --------------------------------------------------------------------------------
Repurchases of common stock                          (3.9)     (4)    (156)    (22.0)    (942)                               (1,102)
                                                    --------------------------------------------------------------------------------
Cash dividends on common stock ($.60 per share)                                                                   (481)        (481)
                                                    --------------------------------------------------------------------------------
Other                                                 0.3                6                                                        6
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                        953.3     953    1,719    (158.0)  (3,413)          (94)     8,918        8,083
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                       1,541        1,541
                                                    --------------------------------------------------------------------------------
Foreign exchange translation adjustments                                                               (126)                   (126)
                                                    --------------------------------------------------------------------------------
Minimum pension liability adjustment                                                                    (43)                    (43)
                                                    --------------------------------------------------------------------------------
Unrealized holding loss on marketable securities                                                        (92)                    (92)
                                                    --------------------------------------------------------------------------------
Nonowner changes in shareowners' equity                                                                                       1,280
                                                    --------------------------------------------------------------------------------
Common stock issued for employee benefit
  plans (including related tax benefits of $237)      4.7       5      602      14.5      125                                   732
                                                    --------------------------------------------------------------------------------
Repurchases of common stock                                                    (18.9)    (966)                                 (966)
                                                    --------------------------------------------------------------------------------
Cash dividends on common stock ($.68 per share)                                                                   (527)        (527)
                                                    --------------------------------------------------------------------------------
Other                                                (0.4)              (3)                                                      (3)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                        957.6    $958   $2,318    (162.4) $(4,254)        $(355)    $9,932       $8,599
====================================================================================================================================

The Notes to Financial Statements are an integral part of this statement.

                                              Honeywell 1999 Annual Report    43

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HONEYWELL INTERNATIONAL INC. is a diversified technology and manufacturing company,serving customers worldwide with aerospace products and services, control technologies for buildings, homes and industry,automotive products, power generation systems, specialty chemicals,fibers, plastics and electronic and advanced materials. As described in Note 2, Honeywell International Inc. was formed upon the merger of AlliedSignal Inc. and Honeywell Inc. The following is a description of the significant accounting policies of Honeywell International Inc.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Honeywell International Inc. and all of its subsidiaries in which a controlling interest is maintained. All intercompany transactions and balances are eliminated in consolidation.

INVENTORIES Inventories are valued at the lower of cost or market using the first-in, first-out or the average cost method and the last-in, first-out (LIFO) method for certain qualifying domestic inventories.

INVESTMENTS Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or cost.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired and is amortized on a straight-line basis over appropriate periods up to 40 years. Goodwill was $4,282 and $3,951 million, net, at December 31, 1999 and 1998, respectively. Accumulated amortization was $804 and $723 million at December 31, 1999 and 1998, respectively.

     Other intangible assets includes patents, trademarks, customer lists and other items amortized on a straight-line basis over appropriate periods up to 24 years. Other intangible assets were $378 and $414 million, net, at December 31, 1999 and 1998, respectively. Accumulated amortization was $398 and $338 million at December 31, 1999 and 1998, respectively.

LONG-LIVED ASSETS We periodically evaluate the recoverability of the carrying amount of long-lived assets (including property, plant, and equipment, goodwill and other intangible assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

SALES RECOGNITION Product and service sales are recognized when an agreement of sale exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under long-term contracts in the Aerospace Solutions and Automation & Asset Management segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident.

ENVIRONMENTAL EXPENDITURES Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

FOREIGN CURRENCY TRANSLATION Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Nonowner Changes in shareowners' equity. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the rate of exchange in effect on the date the assets are acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in net income.

FINANCIAL INSTRUMENTS Interest rate swap, foreign currency forward and option agreements are accounted for as a hedge of the related asset, liability, firm commitment or anticipated transaction when designated and effective as a hedge of such items. Agreements qualifying for hedge accounting are accounted for as follows:

  o Changes in the amount to be received or paid under interest rate swap agreements are recognized in Interest and Other Financial Charges.

  o Gains and losses on foreign currency exchange contracts used to hedge assets, liabilities and net income are recognized in Other (Income) Expense.

  o Gains and losses on foreign currency exchange contracts to hedge net investments in foreign subsidiaries are recognized in the Cumulative Foreign Exchange Translation Adjustment.

  o Gains and losses on foreign currency exchange contracts used to hedge firm foreign currency commitments, and purchased foreign currency options used to hedge anticipated foreign currency transactions, are recognized in the measurement of the hedged transaction when the transaction occurs.

44 Honeywell 1999 Annual Report

     Changes in the fair value of agreements not qualifying for hedge accounting are recognized in Other (Income) Expense. Gains and losses on terminated interest rate swap agreements are amortized over the shorter of the remaining term of the agreement or the hedged liability.

     The carrying value of each agreement is reported in Accounts and Notes Receivable, Other Current Assets, Accounts Payable or Accrued Liabilities, as appropriate.

INCOME TAXES Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

RESEARCH AND DEVELOPMENT Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are classified as part of Cost of Goods Sold and were $909, $876 and $796 million in 1999, 1998 and 1997, respectively.

EARNINGS PER SHARE Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. All earnings per share data in this report reflect earnings per share -- assuming dilution, unless otherwise indicated.

CASH AND CASH EQUIVALENTS Cash and cash equivalents includes cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity of three months or less.

USE OF ESTIMATES The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2
ALLIEDSIGNAL-HONEYWELL MERGER

On December 1, 1999, AlliedSignal Inc. (AlliedSignal) and Honeywell Inc. (former Honeywell) completed a merger under an Agreement and Plan of Merger (Merger Agreement) dated as of June 4, 1999. Under the Merger Agreement, a wholly-owned subsidiary of AlliedSignal merged with and into the former Honeywell. As a result of the merger, the former Honeywell has become a wholly-owned subsidiary of AlliedSignal. At the effective time of the merger AlliedSignal was renamed Honeywell International Inc. (Honeywell).

     The former Honeywell shareowners were entitled to receive 1.875 shares of Honeywell common stock for each share of the former Honeywell common stock with cash paid in lieu of any fractional shares. As a result, former Honeywell shareowners were entitled to receive approximately 241 million shares of Honeywell common stock valued at approximately $15 billion at the merger date. In addition, outstanding former Honeywell employee stock options were converted at the same exchange factor into options to purchase approximately 10 million shares of Honeywell common stock.

     The merger qualified as a tax-free reorganization and was accounted for under the pooling-of-interests accounting method. Accordingly, Honeywell's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position and cash flows of the former Honeywell as though it had always been a part of Honeywell.

     There were no material transactions between AlliedSignal and the former Honeywell prior to the merger and there were no material adjustments to conform the accounting policies of the combining companies.

     The net sales and net income previously reported by the separate companies and the combined amounts presented in the accompanying Consolidated Statement of Income are as follows:

                NINE MONTHS ENDED     Year Ended     Year Ended
                     SEPTEMBER 30,   December 31,   December 31,
                             1999           1998           1997
                       (UNAUDITED)
---------------------------------------------------------------
NET SALES
  AlliedSignal            $11,252        $15,128        $14,472
                         --------------------------------------
  Former Honeywell          6,324          8,427          8,027
---------------------------------------------------------------
Combined                  $17,576        $23,555        $22,499
===============================================================
Net income
  AlliedSignal            $ 1,121        $ 1,331        $ 1,170
                         --------------------------------------
  Former Honeywell            413            572            471
---------------------------------------------------------------
Combined                  $ 1,534        $ 1,903        $ 1,641
===============================================================

     As described in Note 4, fees and expenses related to the merger and costs to integrate the combined companies were expensed in the fourth quarter of 1999.



                                                Honeywell 1999 Annual Report  45

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)


NOTE 3
ACQUISITIONS


In addition to the pooling-of-interests transaction discussed in Note 2, we acquired businesses for an aggregate cost of $1,314,$1,191 and $2,180 million in 1999,1998 and 1997,respectively. The following table presents information about the more significant acquisitions:

                         Acquisition   Aggregate                  Annual
1999                            Date        Cost    Goodwill   Net Sales
------------------------------------------------------------------------
Johnson Matthey
  Electronics(1)                8/99        $655        $331        $670
TriStar Aerospace Co.(2)       12/99         300         147         200
1998
------------------------------------------------------------------------
Banner Aerospace(3)             1/98        $350        $175        $250
Pharmaceutical
  Fine Chemicals(4)             6/98         390         297         110
1997
------------------------------------------------------------------------
Measurex Corporation(5)         3/97        $600        $306        $420
Prestone Products(6)            6/97         400         279         300
Grimes Aerospace Company(7)     7/97         475         416         230
Astor Holdings, Inc.(8)        10/97         370         271         300
------------------------------------------------------------------------

(1) Johnson Matthey Electronics supplies wafer fabrication materials and interconnect products to the electronics and telecommunications industries.

(2) TriStar Aerospace Co. distributes fasteners, fastening systems and related hardware and provides customized inventory management services to original equipment manufacturers of aircraft and aircraft components, commercial airlines and aircraft maintenance, repair and overhaul facilities.

(3) Banner Aerospace distributes FAA-certified aircraft hardware principally to commercial air transport and general aviation markets.

(4) Pharmaceutical Fine Chemicals manufactures and distributes active and intermediate pharmaceutical chemicals.

(5) Measurex Corporation designs and supplies measurements, control and industrial automation systems that unify business and control information for the pulp and paper industry.

(6) Prestone Products supplies antifreeze/coolant and other car care products.

(7) Grimes Aerospace Company manufactures interior and exterior aircraft lighting systems.

(8) Astor Holdings, Inc. manufactures value-added, wax-based processing aids, sealants and adhesives.

     All the acquisitions were accounted for under the purchase method of accounting, and accordingly, the assets and liabilities of the acquired businesses were recorded at their estimated fair values at the dates of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired,of $678, $883 and $1,478 million in 1999, 1998 and 1997, respectively, was recorded as goodwill and is amortized over estimated useful lives. In connection with these acquisitions the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material. The results of operations of the acquired businesses have been included in the consolidated results of Honeywell from their respective acquisition dates. The pro forma results for 1999, 1998 and 1997, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

NOTE 4
MERGER, REPOSITIONING AND OTHER CHARGES

Upon completion of the merger between AlliedSignal and the former Honeywell, we recognized a pretax charge of $642 million for the cost of actions designed to improve our combined competitiveness and productivity and improve future profitability.The merger-related actions included the elimination of redundant corporate offices and functional administrative overhead; elimination of redundant and excess facilities and workforce in our combined aerospace businesses; adoption of six sigma productivity initiatives at the former Honeywell businesses; and, the transition to a global shared services model. The components of the charge included severance costs of $342 million, asset impairments of $108 million, other exit costs of $57 million and merger-related transaction and period expenses of $135 million. Planned global workforce reductions consisted of approximately 6,500 administrative and manufacturing positions. Asset impairments principally related to the elimination of redundant or excess corporate and aerospace facilities and equipment. At year-end, approximately $9 million of redundant assets were not able to be removed from service and are currently being depreciated over their shortened useful lives. Other exit costs related to lease terminations and contract cancellation losses negotiated or subject to reasonable estimation at year-end. Merger-related transaction and period expenses consisted of investment banking and legal fees,former Honeywell deferred compensation vested upon change in control and other direct merger-related expenses incurred in the period the merger was completed. All merger-related actions are expected to be completed by December 31, 2000.

     In 1999,we also recognized a pretax charge of $321 million for the cost of actions designed to reposition principally the AlliedSignal business units for improved productivity and future profitability. These repositioning actions included the organizational realignment of our aerospace businesses to strengthen market focus and simplify business structure; elimination of an unprofitable product line and rationalization of manufacturing capacity and infrastructure in the Performance Polymers business; a reduction in infrastructure in the Turbocharging Systems business; closing a wax refinery and carbon materials plant and rationalization of manufacturing capacity in the Specialty Chemicals business; elimination of two manufacturing facilities in our Electronic Materials business; a plant closure and outsourcing activity in our automotive Consumer Products Group business; and related and general workforce reductions in all AlliedSignal businesses and our Industrial Control business. The components of the charge included severance costs of $140 million, asset impairments of $149 million, and other exit costs of $32 million. Global workforce reductions consisted of approximately 5,100 manufacturing, administrative, and sales positions. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Other exit costs principally consisted of environmental exit costs associated with chemical plant shutdowns. All repositioning actions, excluding environmental remediation, are expected to be completed by December 31, 2000.


46  Honeywell 1999 Annual Report

     The following table summarizes planned workforce reductions, liabilities and asset impairments recognized in the 1999 merger and repositioning actions.

              Number of   Severance         Asset    Exit    Merger Fees
              Employees       Costs   Impairments   Costs   and Expenses   Total
---------------------------------------------------------------------------------
1999 charges     11,600        $482         $ 257     $89           $135   $ 963
1999 usage       (2,800)        (58)         (257)     (4)           (77)   (396)
---------------------------------------------------------------------------------
Balance at
  December 31,
  1999            8,800        $424          $ --     $85           $ 58   $ 567
================================================================================

     In 1999, we recognized other charges consisting of losses on aerospace engine maintenance contracts and a contract cancellation penalty totaling $45 million, customer and employee claims of $69 million, contract settlements and contingent liabilities of $18 million, and other write-offs principally related to tangible and intangible assets removed from service, including inventory, of $152 million. We also recognized a $36 million charge resulting from an other than temporary decline in value of an equity investment due to a significant deterioration in market conditions and a $4 million charge related to an equity investee's severance action involving approximately 220 employees. The investee's severance action was completed by year-end.

     In 1998, we recognized a pretax charge of $54 million related to productivity initiatives which included workforce reductions and facility consolidations principally in our Home and Building Control and Industrial Control businesses. The components of the charge included severance costs of $46 million and other exit costs of $8 million. Global workforce reductions included approximately 1,200 sales, marketing, manufacturing and other administrative positions. Other exit costs consisted of lease termination penalties to consolidate field office locations and other period costs incurred to rationalize product lines. These actions were completed by December 31, 1999, with substantially all reserve spending occurring in 1999.

     In 1997, we recognized a pretax charge of $215 million for costs to eliminate AlliedSignal's three sector administrative offices; consolidate our automotive Consumer Products Group business; close four performance materials manufacturing facilities; and, execute a workforce reduction and facility consolidations in our Home and Building Control and Industrial Control businesses. The components of the charge included severance costs of $134 million, asset impairments of $42 million, and other exit costs of $39 million. Global workforce reductions included approximately 2,900 sales, marketing, manufacturing and other administrative positions. Asset impairments principally related to administrative and manufacturing facilities and equipment held for disposal. Other exit costs principally consisted of lease termination costs and other shut-down period expenses. These actions were essentially completed by December 31, 1998, with substantially all reserve spending and asset disposals occurring in 1998.

     In 1997, we also recognized other charges consisting of a $40 million write-off of capitalized business process reengineering costs associated with information technology projects as required by Emerging Issues Task Force Issue No. 97-13, customer claims and legal settlements of $30 million, and other write-offs principally related to tangible and intangible assets removed from service, including inventory, of $43 million. We also recognized a $13 million charge related to an other than temporary decline in value of an equity investment resulting from the Asian economic downturn in late 1997.

     The following table summarizes the pretax impact of total merger, repositioning and other charges by reportable business segment.

                               1999    1998    1997
---------------------------------------------------
Aerospace Solutions          $  315    $  1    $ 23
                            -----------------------
Automation & Asset
  Management                    215      52      88
                            -----------------------
Performance Materials           251      --     110
                            -----------------------
Power & Transportation
  Products                      129      --      77
                            -----------------------
Corporate                       377       1      43
---------------------------------------------------
                             $1,287    $ 54    $341
===================================================

     The following table summarizes the pretax distribution of total merger, repositioning and other charges by income statement classification.

                               1999    1998    1997
---------------------------------------------------
Cost of goods sold           $  947    $ 54    $328
                            -----------------------
Selling, general and
  administrative expenses       300      --      --
                            -----------------------
Equity in income of
  affiliated companies           40      --      13
---------------------------------------------------
                             $1,287    $ 54    $341
===================================================



                                                Honeywell 1999 Annual Report  47

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)

NOTE 5
GAIN ON SALE OF NON-STRATEGIC BUSINESSES

In 1999, we sold our Laminate Systems business for approximately $425 million in cash resulting in a pretax gain of $106 million. The Laminate Systems business had 1998 net sales of about $400 million.

     In 1997, we sold our automotive Safety Restraints business for $710 million in cash resulting in a pretax gain of $277 million. We also sold certain Industrial Control businesses for approximately $126 million in cash and receivables, resulting in a total pretax gain of $77 million. In 1997 we also recorded a charge of $51 million related to the settlement of the 1996 sale of our automotive Braking Systems business. The total pretax impact of the gains on sales of non-strategic businesses in 1997, net of the Braking Systems business settlement, was $303 million.

NOTE 6
OTHER (INCOME) EXPENSE

Years ended December 31         1999            1998            1997
--------------------------------------------------------------------
Interest income and other      $ (76)           $(57)          $(105)
                             ---------------------------------------
Minority interests                46              37              45
                             ---------------------------------------
Foreign exchange (gain) loss      (9)             17             (27)
                             ---------------------------------------
Gain on disposition of
  investment in AMP
  Incorporated                  (268)             --              --
                             ---------------------------------------
Litigation settlements            --             (24)             --
--------------------------------------------------------------------
                               $(307)           $(27)          $ (87)
====================================================================

     In April 1999, we reached an agreement with Tyco International Ltd. (Tyco) and AMP Incorporated (AMP), settling AMP's claim to the gain we would realize on the disposition of our investment in AMP common stock. We made a payment to AMP of $50 million, and the parties released all claims that they had against each other relating to AMP. Subsequently, we converted our investment in AMP common stock into Tyco common stock and sold the Tyco common stock for net cash proceeds of $1.2 billion resulting in a pretax gain of $268 million, net of the settlement payment.

NOTE 7
INTEREST AND OTHER FINANCIAL CHARGES

Years ended December 31         1999            1998            1997
--------------------------------------------------------------------
Total interest and other
  financial charges             $287            $300            $298
                             ---------------------------------------
Less--Capitalized interest       (22)            (25)            (21)
--------------------------------------------------------------------
                                $265            $275            $277
====================================================================

     Cash payments of interest during the years 1999, 1998 and 1997 were $328, $426 and $286 million, respectively.

     The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 1999 and 1998 was 5.97 and 5.78 percent, respectively.

NOTE 8
TAXES ON INCOME

INCOME BEFORE TAXES ON INCOME
Years ended December 31         1999            1998           1997
--------------------------------------------------------------------
United States                 $1,742          $2,085          $1,903
                             ---------------------------------------
Foreign                          506             687             516
--------------------------------------------------------------------
                              $2,248          $2,772          $2,419
====================================================================
TAXES ON INCOME
Years ended December 31         1999            1998            1997
--------------------------------------------------------------------
United States                  $ 531          $  616           $ 602
                             ---------------------------------------
Foreign                          176             253             176
--------------------------------------------------------------------
                               $ 707          $  869           $ 778
====================================================================

Years ended December 31         1999            1998            1997
--------------------------------------------------------------------
Taxes on income consist of:

Current:
  United States                $ 416          $  424           $ 417
                             ---------------------------------------
  State                          113              49              81
                             ---------------------------------------
  Foreign                        189             175             164
--------------------------------------------------------------------
                                 718             648             662
--------------------------------------------------------------------
Deferred:

  United States                   37              81              84
                             ---------------------------------------
  State                          (35)             62              20
                             ---------------------------------------
  Foreign                        (13)             78              12
--------------------------------------------------------------------
                                 (11)            221             116
--------------------------------------------------------------------
                               $ 707          $  869           $ 778
====================================================================

Years ended December 31         1999            1998            1997
--------------------------------------------------------------------
The U.S. statutory federal
  income tax rate is reconciled
  to our effective income
  tax rate as follows:

Statutory U.S. federal
  income tax rate               35.0%           35.0%           35.0%
                             ---------------------------------------
Taxes on foreign
  earnings over (under)
  U.S. tax rate                 (1.2)            1.0              --
                             ---------------------------------------
Asset basis
  differences                   (1.6)           (1.5)           (1.7)
                             ---------------------------------------
Nondeductible amortization       3.3             1.3             1.4
                             ---------------------------------------
State income taxes               2.2             2.5             2.5
                             ---------------------------------------
Tax benefits of Foreign
  Sales Corporation             (4.4)           (2.2)           (2.4)
                             ---------------------------------------
ESOP dividend tax benefit        (.7)            (.6)            (.6)
                             ---------------------------------------
Tax credits                     (1.2)           (1.1)            (.2)
                             ---------------------------------------
All other items--net              .1            (3.1)           (1.8)
--------------------------------------------------------------------
                                31.5%           31.3%           32.2%
====================================================================

48 Honeywell 1999 Annual Report

DEFERRED INCOME TAXES

December 31                                     1999           1998
--------------------------------------------------------------------
Included in the following
  balance sheet accounts:

Other current assets                           $ 789           $ 694
                             ---------------------------------------
Other assets                                     143             103
                             ---------------------------------------
Accrued liabilities                              (13)            (26)
                             ---------------------------------------
Deferred income taxes                           (864)           (861)
--------------------------------------------------------------------
                                                $ 55           $ (90)
====================================================================

DEFERRED TAX ASSETS (LIABILITIES)

December 31                                     1999           1998
--------------------------------------------------------------------
The principal components of deferred tax
  assets and (liabilities) are as follows:

Property, plant and equipment
  basis differences                            $(648)          $(715)
                                      ------------------------------
Postretirement benefits other than
  pensions and postemployment
  benefits                                       869             918
                                      ------------------------------
Investment and other asset basis
  differences                                   (328)           (390)
                                      ------------------------------
Other accrued items                              552             490
                                      ------------------------------
Net operating losses                             184             218
                                      ------------------------------
Deferred foreign gain                            (27)            (39)
                                      ------------------------------
Undistributed earnings of subsidiaries           (33)            (55)
                                      ------------------------------
All other items--net                            (491)           (487)
--------------------------------------------------------------------
                                                  78             (60)
                                      ------------------------------
Valuation allowance                              (23)            (30)
--------------------------------------------------------------------
                                               $  55           $ (90)
====================================================================

     The amount of federal tax net operating loss carryforwards available at December 31, 1999 was $166 million. The majority of these loss carryforwards were generated by certain subsidiaries prior to their acquisition in 1997 and have expiration dates through the year 2011. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. We also have foreign net operating losses of $434 million which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

     Deferred income taxes have not been provided on approximately $1.6 billion of undistributed earnings of foreign affiliated companies, which are considered to be permanently reinvested. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

     Cash payments of income taxes during the years 1999, 1998 and 1997 were $625, $650 and $473 million, respectively.

NOTE 9
EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

                                                      Average         Per Share
                                    Income             Shares            Amount
-------------------------------------------------------------------------------
1999
Earnings per share of common
  stock--basic                      $1,541        792,010,145             $1.95
                                    -------------------------------------------
Dilutive securities issuable in
  connection with stock plans                      16,979,863
                                    -------------------------------------------
Earnings per share of common
  stock--assuming dilution          $1,541        808,990,008             $1.90
-------------------------------------------------------------------------------
1998
Earnings per share of common
  stock--basic                      $1,903        798,390,836             $2.38
                                    -------------------------------------------
Dilutive securities issuable in
  connection with stock plans                      15,608,334
                                    -------------------------------------------
Earnings per share of common
  stock--assuming dilution          $1,903        813,999,170             $2.34
-------------------------------------------------------------------------------
1997
Earnings per share of common
  stock--basic                      $1,641        803,029,575             $2.04
                                    -------------------------------------------
Dilutive securities issuable in
  connection with stock plans                      19,074,591
                                    -------------------------------------------
Earnings per share of common
  stock--assuming dilution          $1,641        822,104,166             $2.00
-------------------------------------------------------------------------------

     The diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 1999, 1998 and 1997, the number of stock options not included in the computations was 868,631, 3,688,074 and 3,826,900, respectively. These stock options were outstanding at the end of each of the respective years.

                                                Honeywell 1999 Annual Report 49

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)

NOTE 10
ACCOUNTS AND NOTES RECEIVABLE

December 31                                     1999           1998
--------------------------------------------------------------------
Trade                                         $3,545         $3,469
                                    --------------------------------
Other                                            435            508
--------------------------------------------------------------------
                                               3,980          3,977
--------------------------------------------------------------------
Less--Allowance for doubtful
  accounts and refunds                           (84)           (78)
--------------------------------------------------------------------
                                              $3,896         $3,899
====================================================================

     Unbilled receivables related to long-term contracts were $359 and $387 million at December 31, 1999 and 1998, respectively, and are generally billable and collectible within one year.

     We are a party to agreements under which we can sell undivided interests in designated pools of trade accounts receivable. At both December 31, 1999 and 1998, trade accounts receivable on the Consolidated Balance Sheet have been reduced by approximately $500 million reflecting such sales. We act as an agent for the purchasers in the collection and administration of the receivables.

NOTE 11
INVENTORIES

December 31                                     1999           1998
-------------------------------------------------------------------
Raw materials                                 $1,027          $ 996
                                    -------------------------------
Work in process                                  973          1,095
                                    -------------------------------
Finished products                              1,589          1,555
-------------------------------------------------------------------
                                               3,589          3,646
-------------------------------------------------------------------
Less--
Progress payments and customer advances          (44)           (83)
                                    -------------------------------
Reduction to LIFO cost basis                    (109)          (107)
-------------------------------------------------------------------
                                              $3,436         $3,456
====================================================================

     Inventories valued at LIFO amounted to $167 and $214 million at December 31, 1999 and 1998, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $109 and $107 million higher at December 31, 1999 and 1998, respectively.

     Inventories related to long-term contracts, net of progress payments and customer advances, were $271 and $260 million at December 31, 1999 and 1998, respectively.

NOTE 12
INVESTMENTS AND LONG-TERM RECEIVABLES

December 31                                     1999           1998
--------------------------------------------------------------------
Investment in AMP Incorporated(1)              $  --        $ 1,041
                                    -------------------------------
Investments                                      664            640
                                    -------------------------------
Long-term receivables                            118            111
-------------------------------------------------------------------
                                               $ 782        $ 1,792
====================================================================

(1) Investment in AMP was liquidated in 1999. See Note 6. Includes unrealized holding gain of $151 million at December 31, 1998.

NOTE 13
PROPERTY, PLANT AND EQUIPMENT

December 31                                     1999           1998
--------------------------------------------------------------------
Land and improvements                        $   371        $   407
                                    -------------------------------
Machinery and equipment                        9,574          9,471
                                    -------------------------------
Buildings and improvements                     2,192          2,174
                                    -------------------------------
Construction in progress                         566            605
-------------------------------------------------------------------
                                              12,703         12,657
-------------------------------------------------------------------
Less--Accumulated depreciation and
  amortization                                (7,073)        (7,057)
-------------------------------------------------------------------
                                             $ 5,630        $ 5,600
====================================================================

NOTE 14
ACCRUED LIABILITIES


December 31                                     1999           1998
--------------------------------------------------------------------
Compensation and benefit costs               $   828        $   849
                                    -------------------------------
Customer advances                                511            466
                                    -------------------------------
Income taxes                                     186            384
                                    -------------------------------
Environmental costs                              104            128
                                    -------------------------------
Other                                          1,905          1,610
--------------------------------------------------------------------
                                             $ 3,534        $ 3,437
====================================================================

50 Honeywell 1999 Annual Report

Note 15
LONG-TERM DEBT AND CREDIT AGREEMENTS

December 31                                             1999             1998
--------------------------------------------------------------------------------
6.75% notes due 2000                                  $   --          $  100
                                                      ----------------------
6.60% notes due 2001                                     100             100
                                                      ----------------------
6.75% notes due 2002                                     200             200
                                                      ----------------------
9 7/8% debentures due 2002                               171             171
                                                      ----------------------
8 5/8% debentures due 2006                               100             100
                                                      ----------------------
7.0% notes due 2007                                      350             350
                                                      ----------------------
7 1/8% notes due 2008                                    200             200
                                                      ----------------------
6.20% notes due 2008                                     200             200
                                                      ----------------------
Zero coupon bonds and money
  multiplier notes, 13.0%-14.26%,
  due 2000-2009                                          100             174
                                                      ----------------------
5 3/4% dealer remarketable securities
  due 2011                                               200             200
                                                      ----------------------
Industrial development bond
  obligations, 3.15%-6.75%, maturing
  at various dates through 2027                          107              99
                                                      ----------------------
6 5/8% debentures due 2028                               216             250
                                                      ----------------------
9.065% debentures due 2033                                51              51
                                                      ----------------------
Other (including capitalized leases),
  1.54%-12.42%, maturing at
  various dates through 2016                             462             581
----------------------------------------------------------------------------
                                                      $2,457          $2,776
============================================================================


         The schedule of principal payments on long-term debt is as follows:

                                                                      Long-term
At December 31, 1999                                                       Debt
--------------------------------------------------------------------------------
2000                                                                       $284
                                                             -------------------
2001                                                                        176
                                                             -------------------
2002                                                                        402
                                                             -------------------
2003                                                                         88
                                                             -------------------
2004                                                                         37
                                                             -------------------
Thereafter                                                                1,754
--------------------------------------------------------------------------------
                                                                          2,741
--------------------------------------------------------------------------------
Less--Current portion                                                       284
--------------------------------------------------------------------------------
                                                                         $2,457
--------------------------------------------------------------------------------

         In December 1999, we entered into a $3 billion bank revolving credit facility with a group of 25 banks which is comprised of: (a) a $1 billion Five-Year Credit Agreement and (b) a $2 billion 364 Day Credit Agreement which reduces to $1 billion on March 31, 2000, bringing the total revolving credit facility to $2 billion. The credit agreements which replaced previous credit agreements maintained by AlliedSignal and the former Honeywell were established for general corporate purposes including support for the issuance of commercial paper. We had no balance outstanding under either agreement at December 31, 1999.

         Neither of the credit agreements restrict our ability to pay dividends and neither contain financial covenants. The failure to comply with customary conditions or the occurrence of customary events of default contained in the credit agreements would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under such credit agreements. Such events of default include (a) non-payment of credit agreement debt and interest thereon, (b) non-compliance with the terms of the credit agreement covenants, (c) cross-default with other debt in certain circumstances,
(d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the credit agreements if any person or group acquires beneficial ownership of 30 percent or more of our voting stock or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

         Loans under the Five-Year Credit Agreement are required to be repaid no later than December 2, 2004. We have agreed to pay a facility fee of 0.065 percent per annum on the aggregate commitment for the Five-Year Credit Agreement, subject to increase or decrease in the event of changes in our long-term debt ratings.

         Interest on borrowings under the Five-Year Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate or (c) the average Eurocurrency rate of three reference banks plus 0.135 percent (applicable margin). The applicable margin over the Eurocurrency rate on the Five-Year Credit Agreement is subject to increase or decrease if our long-term debt ratings change.

         The commitments under the 364-Day Credit Agreement terminate on November 30, 2000. Annually, prior to the Agreement's anniversary date, we may request that the termination date of the 364-Day Credit Agreement be extended by 364 days. We have agreed to pay a facility fee of 0.055 percent per annum on the aggregate commitment for the 364-Day Credit Agreement.

         Interest on borrowings under the 364-Day Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate or (c) the average Eurocurrency rate of three reference banks plus 0.145 percent (applicable margin).

         In January 2000, we entered into an additional $1 billion bank revolving credit facility to be used to support the issuance of commercial paper to finance in part the acquisition of Pittway Corporation. This bank revolving credit facility expires on April 12, 2000 and has terms and conditions similar to the $2 billion 364-Day Credit Agreement.

NOTE 16
LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

                                                                           Lease
At December 31, 1999                                                    Payments
--------------------------------------------------------------------------------
2000                                                                       $ 248
                                                           ---------------------
2001                                                                         193
                                                           ---------------------
2002                                                                         149
                                                           ---------------------
2003                                                                         108
                                                           ---------------------
2004                                                                          79
                                                           ---------------------
Thereafter                                                                   260
--------------------------------------------------------------------------------
                                                                          $1,037
=================================================================================


         Rent expense was $291, $262 and $251 million in 1999, 1998 and 1997, respectively.

                                               Honeywell 1999 Annual Report  51

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)

NOTE 17
FINANCIAL INSTRUMENTS

As a result of our global financing and operating activities, we are exposed to market risks from changes in interest and foreign currency exchange rates, which may adversely affect our operating results and financial position.
We minimize our risks from interest and foreign currency exchange rate fluctations through our normal financing and operating activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

         Interest rate swap agreements are used to manage interest rate risk by adjusting our ratio of fixed to floating interest rates payable on our outstanding debt. At December 31, 1999 and 1998, interest rate swap agreements effectively changed $850 and $1,000 million, respectively, of fixed rate debt at an average rate of 6.6 and 7.0 percent, respectively, to LIBOR and commercial paper based floating rate debt. Other interest rate swaps at December 31, 1999 and 1998 effectively changed $250 and $450 million, respectively, of LIBOR and commercial paper based floating rate swaps and debt to fixed rate swaps and debt with an average fixed rate of 6.3 and 6.4 percent, respectively. Our interest rate swaps mature through the year 2007.

         Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, and foreign currency denominated receivables, payables, and firm commitments arising from international transactions. We attempt to have all such transaction exposure hedged with internal natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. We also use derivative financial instruments to hedge the impact of exchange rate movements on the translated U.S. dollar value of the net income for a number of foreign subsidiaries. Foreign currency forward and option agreements used to hedge net income are marked-to-market, with gains or losses recognized immediately in income. Our principal foreign currency exposures relate to the Belgian franc, the French franc, the German mark (collectively the Euro countries), and the British pound, the Canadian dollar, and the U.S. dollar.

         At December 31, 1999, we held or had written foreign currency forward and option agreements maturing through 2003. We write foreign currency options only in combination with purchased options as an integral transaction and economic alternative to using forward agreements.

         Derivative financial instruments expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

         The values of our outstanding derivative financial instruments at December 31, 1999 and 1998 follows:


                                   Notional
                                  Principal       Carrying                 Fair
                                     Amount          Value              Value(1)
--------------------------------------------------------------------------------
DECEMBER 31, 1999
Interest rate
  swap agreements                    $1,100           $(4)                 $(36)
--------------------------------------------------------------------------------
Foreign currency
  exchange contracts                  1,445             4                     6
================================================================================
DECEMBER 31, 1998
Interest rate
  swap agreements                    $1,450           $ 3                  $  6
--------------------------------------------------------------------------------
Foreign currency
  exchange contracts                  2,087             1                    (4)
--------------------------------------------------------------------------------

(1) The fair value of financial instruments is based on quoted market prices or other valuation techniques, as appropriate.

         Other financial instruments that are not carried on the Consolidated Balance Sheet at amounts, which approximate fair values, are certain debt instruments. The carrying value of long-term debt and related current maturities (excluding capitalized leases of $36 and $42 million at December 31, 1999 and 1998, respectively) were $2,705 and $3,018 million and the fair values were $2,702 and $3,278 million at December 31, 1999 and 1998, respectively. The fair values are estimated based on the quoted market price for the issues (if traded) or based on current rates offered to us for debt of the same remaining maturity and characteristics.

52 Honeywell 1999 Annual Report

NOTE 18
CAPITAL STOCK

We are authorized to issue up to 2,000,000,000 shares of common stock, with a par value of one dollar. Common shareowners are entitled to receive such dividends as may be declared by the Board, are entitled to one vote per share, and are entitled, in the event of liquidation, to share ratably in all the assets of Honeywell which are available for distribution to the common shareowners. Common shareowners do not have preemptive or conversion rights. Shares of common stock issued and outstanding or held in the treasury are not liable to further calls or assessments. There are no restrictions on us relative to dividends or the repurchase or redemption of common stock. As of June 4, 1999, the date of the Merger Agreement between AlliedSignal and the former Honeywell, all share repurchase programs were rescinded.

         We are authorized to issue up to 40,000,000 shares of preferred stock without par value and may establish series of preferred stock having such number of shares and such terms as we may determine.

NOTE 19
OTHER NONOWNER CHANGES IN SHAREOWNERS' EQUITY

Total nonowner changes in shareowners' equity are included in the Consolidated Statement of Shareowners' Equity. The components of Accumulated Other
Nonowner Changes are as follows:


                                                                          After-
                                                   Pretax      Tax           Tax
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1999
Unrealized gains on securities
  available for sale                                $  --      $  --      $  --
                                                  ------------------------------
Reclassification adjustment
  for gains on securities available
  for sale included in net income                    (152)        60        (92)
--------------------------------------------------------------------------------
Net unrealized losses arising
  during the year                                    (152)        60        (92)
                                                  ------------------------------
Foreign exchange translation adjustments             (126)        --       (126)
                                                  ------------------------------
Minimum pension liability adjustment                  (70)        27        (43)
--------------------------------------------------------------------------------
                                                    $(348)     $  87      $(261)
================================================================================



                                                                          After-
                                                   Pretax      Tax           Tax
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998
Unrealized gains on securities
  available for sale                                $ 149      $ (59)     $  90
                                                  ------------------------------
Reclassification adjustment
  for gains on securities available
  for sale included in net income                      --         --         --
--------------------------------------------------------------------------------
Net unrealized gains arising
  during the year                                     149        (59)        90
                                                  ------------------------------
Foreign exchange translation adjustments               34         --         34
                                                  ------------------------------
Minimum pension liability adjustment                  (16)         6        (10)
--------------------------------------------------------------------------------
                                                    $ 167      $ (53)     $ 114
================================================================================

YEAR ENDED DECEMBER 31, 1997
Unrealized (losses) on securities
  available for sale                                $  (5)     $   2      $  (3)
                                                  ------------------------------
Reclassification adjustment
  for losses on securities available
  for sale included in net income                     (13)         6         (7)
--------------------------------------------------------------------------------
Net unrealized losses arising
  during the year                                     (18)         8        (10)
                                                  ------------------------------
Foreign exchange translation adjustments             (293)        --       (293)
                                                  ------------------------------
Minimum pension liability adjustment                   (3)         1         (2)
--------------------------------------------------------------------------------
                                                    $(314)     $   9      $(305)
================================================================================


The components of Accumulated Other Nonowner Changes are as follows:


December 31                                          1999       1998        1997
--------------------------------------------------------------------------------

Cumulative foreign exchange translation
  adjustment                                        $(295)     $(169)      $(203)
                                                    ----------------------------
Unrealized holding gains on securities
  available for sale                                   --         92           2
                                                    ----------------------------
Minimum pension liability                             (60)       (17)         (7)
--------------------------------------------------------------------------------
                                                    $(355)     $ (94)      $(208)
================================================================================


NOTE 20
STOCK-BASED COMPENSATION PLANS

We have stock plans available to grant incentive stock options, non-qualified stock options and stock appreciation rights to officers and employees.

FIXED STOCK OPTIONS The exercise price, term and other conditions applicable to each option granted under the stock plans are generally determined by the Management Development and Compensation Committee of the Board. The options are granted at a price equal to the stock's fair market value on the date of grant. The options generally become exercisable over a three-year period and expire after ten years.

                                               Honeywell 1999 Annual Report  53

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)


     The following table summarizes information about stock option activity for the three years ended December 31, 1999:

                                                        Weighted
                                                         Average
                                           Number       Exercise
                                       of Options          Price
----------------------------------------------------------------
Outstanding at December 31, 1996       59,572,251          18.25
                                     ---------------------------
Granted                                11,753,454          37.49
                                     ---------------------------
Assumed                                 1,258,125          27.73
                                     ---------------------------
Exercised                             (11,712,796)         16.13
                                     ---------------------------
Lapsed or canceled                       (908,254)         28.45
----------------------------------------------------------------
Outstanding at December 31, 1997       59,962,780          22.47
                                     ---------------------------
Granted                                 9,819,362          34.33
                                     ---------------------------
Exercised                             (10,708,194)         20.28
                                     ---------------------------
Lapsed or canceled                     (4,352,142)         26.33
----------------------------------------------------------------
Outstanding at December 31, 1998       54,721,806          25.66
                                     ---------------------------
Granted                                20,580,611          54.93
                                     ---------------------------
Exercised                             (16,956,945)         23.04
                                     ---------------------------
Lapsed or canceled                     (2,304,969)         35.38
----------------------------------------------------------------
Outstanding at December 31, 1999       56,040,503          36.81
================================================================

     The following table summarizes information about stock options outstanding at December 31, 1999:

                      Options Outstanding             Options Exercisable
               ----------------------------------   -----------------------
                                         Weighted                  Weighted
Range of                    Weighted      Average                   Average
exercise            Number   Average     Exercise         Number   Exercise
prices         Outstanding      Life(1)     Price    Exercisable      Price
---------------------------------------------------------------------------
$ 7.18-$17.79   12,323,028       3.7       $16.11     10,823,028     $15.88
               ------------------------------------------------------------
$17.81-$34.19   10,211,074       5.5        23.55      8,541,514      23.18
               ------------------------------------------------------------
$34.20-$42.29   18,511,527       8.0        38.56      9,627,702      38.56
               ------------------------------------------------------------
$42.32-$66.73   14,994,874       9.7        60.68      1,935,460      51.90
               ------------------------------------------------------------
                56,040,503       7.1        36.81     30,927,704      27.21
---------------------------------------------------------------------------

(1) Average remaining contractual life in years.

There were 33,530,799 and 37,012,857 options exercisable at weighted average exercise prices of $20.38 and $18.01 at December 31, 1998 and 1997, respectively. There were 11,182,210 shares available for future grants under the terms of our stock option plans at December 31, 1999.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) requires that the cost of stock based compensation be measured using a fair value based method. As permitted by SFAS No. 123, we elected to continue to account for stock-based compensation using the intrinsic value based method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for our fixed stock option plans. The following table sets forth pro forma information, including related assumptions, as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

                                 1999        1998        1997
---------------------------------------------------------------
Weighted average fair
value per share of options
granted during the year(1)     $12.70      $ 9.24      $ 9.15
                              ---------------------------------
Reduction of:
  Net income                   $   65      $   48      $   48
                              ---------------------------------
  Earnings per share of
  common stock--basic          $  .08      $  .06      $  .06
                              ---------------------------------
  Earnings per share of
  common stock--
  assuming dilution            $  .08      $  .06      $  .06
                              ---------------------------------
Assumptions:
  Historical dividend yield       1.3%        1.6%        1.8%
                              ---------------------------------
  Historical volatility          24.6%       20.7%       19.1%
                              ---------------------------------
  Risk-free rate of return        5.2%        5.3%        6.4%
                              ---------------------------------
  Expected life (years)           5.0         5.0         5.0
---------------------------------------------------------------

(1) Estimated on date of grant using Black-Scholes option-pricing model.

RESTRICTED STOCK UNITS Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSU's are issued to certain key employees as compensation and as incentives tied directly to the achievement of certain performance objectives.

     RSU's issued were 1,175,127 in 1999, 942,143 in 1998 and 660,912 in 1997.
There were 2,657,561, 3,117,736 and 3,242,472 RSU's outstanding, with a weighted average grant date fair value per share of $37.81, $28.84 and $24.83 at December 31, 1999, 1998 and 1997, respectively.

NON-EMPLOYEE DIRECTORS' PLAN We also have a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. New directors receive grants of 3,000 shares of common stock, subject to certain restrictions. In addition, each director will be granted an option to purchase 2,000 shares of common stock each year on the date of the annual meeting of shareowners. We have set aside 450,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and expire after ten years.

EMPLOYEE STOCK MATCH PLANS We sponsor employee savings plans under which we match, in the form of our common stock, certain eligible U.S. employee savings plan contributions. Shares issued under the stock match plans were 2.6, 3.4 and
3.4 million in 1999, 1998 and 1997, respectively at a cost of $142, $139 and $132 million, respectively.



54  Honeywell 1999 Annual Report

NOTE 21
COMMITMENTS AND CONTINGENCIES


LITTON LITIGATION On March 13, 1990, Litton Systems, Inc. (Litton) filed a legal action against the former Honeywell in U.S. District Court, Central District of California, Los Angeles (the trial court) with claims that were subsequently split into two separate cases. One alleges patent infringement under federal law for using an ion-beam process to coat mirrors incorporated in the former Honeywell's ring laser gyroscopes, and tortious interference under state law for interfering with Litton's prospective advantage with customers and contractual relationships with an inventor and his company, Ojai Research, Inc. The other case alleges monopolization and attempted monopolization under federal antitrust laws by the former Honeywell in the sale of inertial reference systems containing ring laser gyroscopes into the commercial aircraft market. The former Honeywell generally denied Litton's allegations in both cases. In the patent/tort case, the former Honeywell also contested the validity as well as the infringement of the patent, alleging, among other things, that the patent had been obtained by Litton's inequitable conduct before the United States Patent and Trademark Office.

Patent/Tort Case U.S. District Court Judge Mariana Pfaelzer presided over a three month patent infringement and tortious interference trial in 1993. On August 31, 1993, a jury returned a verdict in favor of Litton, awarding damages against the former Honeywell in the amount of $1.2 billion on three claims. The former Honeywell filed post-trial motions contesting the verdict and damage award. On January 9, 1995, the trial court set them all aside, ruling, among other things, that the Litton patent was invalid due to obviousness, unenforceable because of Litton's inequitable conduct before the Patent and Trademark Office, and in any case, not infringed by the former Honeywell's current process. It further ruled that Litton's state tort claims were not supported by sufficient evidence. The trial court also held that if its rulings concerning liability were vacated or reversed on appeal, the former Honeywell should at least be granted a new trial on the issue of damages because the jury's award was inconsistent with the clear weight of the evidence and based upon a speculative damage study.

     The trial court's rulings were appealed to the U.S. Court of Appeals for the Federal Circuit, and on July 3, 1996, in a two to one split decision, a three judge panel of that court reversed the trial court's rulings of patent invalidity, unenforceability and non-infringement, and also found the former Honeywell to have violated California law by intentionally interfering with Litton's consultant contracts and customer prospects. However, the panel upheld two trial court rulings favorable to the former Honeywell, namely that the former Honeywell was entitled to a new trial for damages on all claims, and also to a grant of intervening patent rights which are to be defined and quantified by the trial court. After unsuccessfully requesting a rehearing of the panel's decision by the full Federal Circuit appellate court, the former Honeywell filed a petition with the U.S. Supreme Court on November 26, 1996, seeking review of the panel's decision. In the interim, Litton filed a motion and briefs with the trial court seeking injunctive relief against the former Honeywell's commercial ring laser gyroscope sales. After the former Honeywell and certain aircraft manufacturers filed briefs and made oral arguments opposing the injunction, the trial court denied Litton's motion on public interest grounds on December 23, 1996, and then scheduled the patent/tort damages retrial for May 6, 1997.

     On March 17, 1997, the U.S. Supreme Court granted the former Honeywell's petition for review and vacated the July 3, 1996 Federal Circuit panel decision. The case was remanded to the Federal Circuit panel for reconsideration in light of a recent decision by the U.S. Supreme Court in the Warner-Jenkinson vs. Hilton Davis case, which refined the law concerning patent infringement under the doctrine of equivalents. On March 21, 1997, Litton filed a notice of appeal to the Federal Circuit of the trial court's December 23, 1996 decision to deny injunctive relief, but the Federal Circuit stayed any briefing or consideration of that matter until such time as it completed its reconsideration of liability issues ordered by the U.S. Supreme Court.

     The liability issues were argued before the same three judge Federal Circuit panel on September 30, 1997. On April 7, 1998, the panel issued its decision:

     (i) affirming the trial court's ruling that the former Honeywell's hollow cathode and RF ion-beam processes do not literally infringe the asserted claims of Litton's `849 reissue patent (Litton's patent);

     (ii) vacating the trial court's ruling that the former Honeywell's RF ion-beam process does not infringe the asserted claims of Litton's patent under the doctrine of equivalents, but also vacating the jury's verdict on that issue and remanding that issue to the trial court for further proceedings in accordance with the Warner-Jenkinson decision;

     (iii) vacating the jury's verdict that the former Honeywell's hollow cathode process infringes the asserted claims of Litton's patent under the doctrine of equivalents and remanding that issue to the trial court for further proceedings;

     (iv) reversing the trial court's ruling with respect to the torts of intentional interference with contractual relations and intentional interference with prospective economic advantage, but also vacating the jury's verdict on that issue, and remanding the issue to the trial court for further proceedings in accordance with California state law;

     (v) affirming the trial court's grant of a new trial to the former Honeywell on damages for all claims, if necessary;

     (vi) affirming the trial court's order granting intervening rights to the former Honeywell in the patent claim;

     (vii) reversing the trial court's ruling that the asserted claims of Litton's patent were invalid due to obviousness and reinstating the jury's verdict on that issue; and

     (viii) reversing the trial court's determination that Litton had obtained Litton's patent through inequitable conduct.



                                                Honeywell 1999 Annual Report  55

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)


     Litton's request for a rehearing of the panel's decision by the full Federal Circuit court was denied and its appeal of the denial of an injunction was dismissed. The case was remanded to the trial court for further legal and perhaps factual review. The parties filed motions with the trial court to dispose of the remanded issues as matters of law, which were argued before the trial court on July 26, 1999. On September 23, 1999, the trial court issued dispositive rulings in the case, granting the former Honeywell's Motion for Judgment as a Matter of Law and Summary Judgment on the Patent claims on various grounds; granting the former Honeywell's Motion for Judgment as a Matter of Law on the State Law Claims on the grounds of insufficient evidence; and denying Litton's Motion for Partial Summary Judgment. We expect that Litton will appeal the trial court's rulings.

     When preparing for the patent/tort damages retrial that was scheduled for May 1997, Litton had submitted a revised damage study to the trial court, seeking damages as high as $1.9 billion. We believe that our ion-beam processes do not infringe Litton's patent, and further, that Litton's damage study remains flawed and speculative for a number of reasons. We expect that the trial court's latest rulings in the case will eventually be affirmed since they are consistent with the Federal Circuit's most recent opinions in this case and others which deal with alleged patent infringement under the doctrine of equivalence, and since, absent any patent infringement, Litton has not proven any tortious behavior by the former Honeywell which interfered with its contracts or business prospects. We also believe that it is reasonably possible that no damages will ultimately be awarded to Litton.

     Although it is not possible at this time to predict the result of any further appeals in this case, potential does remain for an adverse outcome which could be material to our financial position or results of operations. We believe however, that any potential award of damages for an adverse judgment of infringement or interference should be based upon a reasonable royalty reflecting the value of the ion-beam coating process, and further that such an award would not be material to our financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the financial statements with respect to this contingent liability.

Antitrust Case Preparations for, and conduct of, the trial in the antitrust case have generally followed the completion of comparable proceedings in the patent/tort case. The antitrust trial did not begin until November 20, 1995. Judge Pfaelzer also presided over the trial, but it was held before a different jury. At the close of evidence and before jury deliberations began, the trial court dismissed, for failure of proof, Litton's contentions that the former Honeywell had illegally monopolized and attempted to monopolize by:

     (i)   engaging in below-cost predatory pricing;

     (ii)  tying and bundling product offerings under packaged pricing;

     (iii) misrepresenting its products and disparaging Litton products; and

     (iv)  acquiring the Sperry Avionics business in 1986.

     On February 2, 1996, the case was submitted to the jury on the remaining allegations that the former Honeywell had illegally monopolized and attempted to monopolize by:

     (i) entering into certain long-term exclusive dealing and penalty arrangements with aircraft manufacturers and airlines to exclude Litton from the commercial aircraft market, and

     (ii) failing to provide Litton with access to proprietary software used in the cockpits of certain business jets.

     On February 29, 1996, the jury returned a $234 million single damages verdict against the former Honeywell for illegal monopolization, which verdict would have been automatically trebled. On March 1, 1996, the jury indicated that it was unable to reach a verdict on damages for the attempt to monopolize claim, and a mistrial was declared as to that claim.

     The former Honeywell subsequently filed a motion for judgment as a matter of law and a motion for a new trial, contending, among other things, that the jury's partial verdict should be overturned because the former Honeywell was prejudiced at trial, and Litton failed to prove essential elements of liability or submit competent evidence to support its speculative, all-or-nothing $298.5 million damage claim. Litton filed motions for entry of judgment and injunctive relief. On July 24, 1996, the trial court denied the former Honeywell's alternative motions for judgment as a matter of law or a complete new trial, but concluded that Litton's damage study was seriously flawed and granted the former Honeywell a retrial on damages only. The court also denied Litton's two motions. At that time, Judge Pfaelzer was expected to conduct the retrial of antitrust damages sometime following the retrial of patent/tort damages. However, after the U.S. Supreme Court remanded the patent/tort case to the Federal Circuit in March 1997, Litton moved to have the trial court expeditiously schedule the antitrust damages retrial. In September 1997, the trial court rejected that motion, indicating that it wished to know the outcome of the current patent/tort appeal before scheduling retrials of any type.

     Following the April 7, 1998 Federal Circuit panel decision in the patent/tort case, Litton again petitioned the trial court to schedule the retrial of antitrust damages. The trial court tentatively scheduled the trial to commence in the fourth quarter of 1998, and reopened limited discovery and other pretrial preparations. Litton then filed another antitrust damage claim of nearly $300 million.

     The damages only retrial began October 29, 1998 before Judge Pfaelzer and a new jury. On December 9, 1998, the jury returned verdicts against the former Honeywell totaling $250 million, $220 million of which is in favor of Litton and $30 million of which is in favor of its sister corporation, Litton Systems, Canada, Limited.



56  Honeywell 1999 Annual Report

     On January 27, 1999, the court vacated its prior mistrial ruling with respect to the attempt to monopolize claim and entered a treble damages judgment in the total amount of $750 million for actual and attempted monopolization. The former Honeywell filed appropriate post-judgment motions with the trial court and Litton filed motions seeking to add substantial attorney's fees and costs to the judgment. A hearing on the post-judgment motions was held before the trial court on May 20, 1999. On September 24, 1999, the trial court issued rulings denying the former Honeywell's Motion for Judgment as a Matter of Law and Motion for New Trial and Remittitur as they related to Litton Systems Inc., but granting the former Honeywell's Motion for Judgment as a Matter of Law as it relates to Litton Systems, Canada, Limited. The net effect of these rulings was to reduce the existing judgment against the former Honeywell of $750 million to $660 million, plus attorney fees and costs of approximately $35 million. Both parties have appealed the judgment, as to both liability and damages, to the U.S. Court of Appeals for the Ninth Circuit. Execution of the trial court's judgment will be stayed pending resolution of the former Honeywell's post-judgment motions and the disposition of any appeals filed by the parties.

     We expect to obtain substantial relief from the current adverse judgment in the antitrust case by an appeal to the Ninth Circuit, based upon sound substantive and procedural legal grounds. We believe that there was no factual or legal basis for the magnitude of the jury's award in the damages retrial and that, as was the case in the first trial, the jury's award should be overturned. We also believe there are serious questions concerning the identity and nature of the business arrangements and conduct which were found by the first antitrust jury in 1996 to be anti-competitive and damaging to Litton, and the verdict of liability should be overturned as a matter of law.

     Although it is not possible at this time to predict the result of any eventual appeals in this case, potential remains for an adverse outcome which could be material to our financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the financial statements with respect to this contingent liability. We also believe that it would be inappropriate for Litton to obtain recovery of the same damages, e.g. losses it suffered due to the former Honeywell's sales of ring laser gyroscope-based inertial systems to OEMs and airline customers, under multiple legal theories, claims, and cases, and that eventually any duplicative recovery would be eliminated from the antitrust and patent/tort cases.

     In the fall of 1996, Litton and the former Honeywell commenced a court ordered mediation of the patent, tort and antitrust claims. No claim was resolved or settled, and the mediation is currently in recess.

ENVIRONMENTAL MATTERS In accordance with our accounting policy (see Note 1), liabilities are recorded for environmental matters generally no later than the completion of feasibility studies. Although we do not currently possess sufficient information to reasonably estimate the amounts of the liabilities to be recorded upon future completion of studies, they may be significant to the consolidated results of operations, but we do not expect that they will have a material adverse effect on our consolidated financial position. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 1999 were $104 and $245 million, respectively, and at December 31, 1998 were $128 and $278 million, respectively.

OTHER MATTERS We are subject to a number of other lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of our business. With respect to all these other matters, including those relating to commercial transactions, government contracts, product liability and non-environmental health and safety matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, we do not expect that these matters will have a material adverse effect on our consolidated results of operations or financial position.

     We have issued or are a party to various direct and indirect guarantees, bank letters of credit and customer guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations or financial position.



                                                Honeywell 1999 Annual Report  57

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)


NOTE 22
PENSION AND OTHER POSTRETIREMENT BENEFITS


We provide separate pension and retiree medical benefit plans for employees of both AlliedSignal and the former Honeywell. Pension benefits for substantially all U.S. employees are provided through non-contributory, defined benefit pension plans. Employees in foreign countries, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Our retiree medical plans cover U.S. and Canadian employees who retire with pension eligibility for hospital, professional and other medical services. Most of the U.S. retiree medical plans require deductibles and copayments and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our general assets.

     The following disclosures present financial information for the combined AlliedSignal and former Honeywell significant pension and retiree medical benefit plans using weighted-average assumptions to calculate benefit costs and obligations.

     Net periodic pension and other postretirement benefit costs (income) include the following components:

                                                                   Other
                                    Pension                    Postretirement
                                    Benefits                      Benefits
                         -----------------------------  --------------------------
                            1999      1998      1997      1999      1998      1997
                         -----------------------------  --------------------------
Service cost             $   229     $ 233     $ 212     $  32     $  30     $  29
                         -----------------------------  --------------------------
Interest cost                710       721       707       125       121       129
                         -----------------------------  --------------------------
Assumed return on
  plan assets             (1,062)     (951)     (849)       --        --        --
                         -----------------------------  --------------------------
Amortization of
  prior service cost          50        45        43       (18)      (18)      (14)
                         -----------------------------  --------------------------
Other                        (48)      (40)      (17)      (79)      (52)      (17)
------------------------------------------------------  --------------------------
Benefit cost (income)    $  (121)    $   8     $  96     $  60     $  81     $ 127
======================================================  ==========================

     The following table summarizes the balance sheet impact, including the benefit obligations, assets,funded status and weighted average rate assumptions associated with our significant pension and retiree medical benefit plans.

                                                                Other
                                       Pension              Postretirement
                                       Benefits                Benefits
                             -------------------------  ------------------------
                                 1999          1998         1999         1998
                             -------------------------  ------------------------
Change in benefit
  obligation
Benefit obligation at
  beginning of year          $ 11,101      $ 10,118      $ 1,867      $ 1,880
                             -------------------------  ------------------------
Service cost                      229           233           32           30
                             -------------------------  ------------------------
Interest cost                     710           721          125          121
                             -------------------------  ------------------------
Participant contributions           7             7           --           --
                             -------------------------  ------------------------
Plan amendments                    29            94          (16)           5
                             -------------------------  ------------------------
Actuarial (gains) losses       (1,223)          621         (114)           8
                             -------------------------  ------------------------
Acquisitions                       95            91           --           --
                             -------------------------  ------------------------
Benefits paid                    (794)         (723)        (144)        (145)
                             -------------------------  ------------------------
Settlements and
  curtailments                   (128)          (65)         (42)         (32)
                             -------------------------  ------------------------
Translation effect                (88)            4           --           --
------------------------------------------------------  ------------------------
Benefit obligation
  at end of year                9,938        11,101        1,708        1,867
------------------------------------------------------  ------------------------
Change in plan assets
Fair value of plan assets
  at beginning of year         11,560        11,072           --           --
                             -------------------------  ------------------------
Actual return on
  plan assets                   2,232         1,016           --           --
                             -------------------------  ------------------------
Company contributions             108           183           --           --
                             -------------------------  ------------------------
Participant
  contributions                     8             7           --           --
                             -------------------------  ------------------------
Acquisitions                       57            63           --           --
                             -------------------------  ------------------------
Settlements                       (80)          (48)          --           --
                             -------------------------  ------------------------
Benefits paid                    (794)         (723)          --           --
                             -------------------------  ------------------------
Translation effect                (69)          (10)          --           --
------------------------------------------------------  ------------------------
Fair value of plan assets
  at end of year               13,022        11,560           --           --
------------------------------------------------------  ------------------------
Funded status of plans          3,084           459       (1,708)      (1,867)
                             -------------------------  ------------------------
Unrecognized transition
  (asset)                         (27)          (37)          --           --
                             -------------------------  ------------------------
Unrecognized net (gain)        (2,742)         (402)        (257)        (143)
                             -------------------------  ------------------------
Unrecognized prior
  service cost (credit)           305           360         (145)        (184)
------------------------------------------------------  ------------------------
(Accrued) prepaid
  benefit cost               $    620      $    380      $(2,110)     $(2,194)
======================================================  ========================
Assumptions at
December 31:
  Discount rate                  8.00%         6.75%        8.00%        6.75%
                             -------------------------  ------------------------
  Assumed rate of return
  on plan assets                10.00%         9.80%          --           --
                             -------------------------  ------------------------
  Assumed annual rate
  of compensation increase       4.00%         4.60%          --           --
======================================================  ========================



58  Honeywell 1999 Annual Report

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $608, $534, and $210 million, respectively, as of December 31, 1999 and $623, $540 and $216 million, respectively, as of December 31, 1998.

     For measurement purposes, we assumed an annual health-care cost trend rate of 6 percent for 2000 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                           One-Percentage-     One-Percentage-
                            Point Increase      Point Decrease
--------------------------------------------------------------
Effect on total of
  service and interest
  cost components                $ 14              $ (12)
                          ------------------------------------
Effect on
  postretirement
  benefit obligation             $135              $(120)
--------------------------------------------------------------


NOTE 23
SEGMENT FINANCIAL DATA


Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management.

     We globally manage our business operations through strategic business units
(SBUs) offering products and services to the aerospace, automation and control, chemicals, and automotive industries. Based on similar economic and operational characteristics, our SBUs are aggregated into the following four reportable segments:

     Aerospace Solutions includes Engines & Systems (auxiliary power units; propulsion engines; environmental control systems; engine controls; and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airfield lighting; and advanced systems and instruments); Aerospace Services (repair and overhaul services; hardware; logistics; and management and technical services); and Aircraft Landing Systems (aircraft wheels and brakes).

     Automation & Asset Management includes Home and Building Control (controls for heating, ventilating, humidification and air-conditioning equipment; energy-efficient lighting controls; home consumer products; security and fire alarm systems; home automation systems; and building management systems and services); and Industrial Control (systems for the automation and control of process operations; solid-state sensors for position, pressure, air flow, temperature and current; precision electromechanical switches; control products; advanced vision-based sensors; and fiber-optic components).

     Performance Materials includes Performance Polymers (fibers; plastic resins; specialty films; and intermediate chemicals); Specialty Chemicals (fluorine-based products; pharmaceutical and agricultural chemicals; specialty waxes, adhesives and sealants; and process technology); and Electronic Materials (wafer fabrication materials and services; printed circuit boards; advanced chip packaging and amorphous metals).

     Power & Transportation Products includes Transportation & Power Systems (turbochargers; charge-air coolers; portable power systems; air brake and anti-lock braking systems); the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, cleaners, waxes and additives); and Friction Materials (friction material and related brake system components).

     The accounting policies of the segments are the same as those described in
Note 1. We evaluate segment performance based on segment profit, which excludes general corporate unallocated expenses, gains on sales of non-strategic businesses, equity income, other income (expense), interest and other financial charges and merger, repositioning and other charges, and other. We do not disaggregate assets on a products and services basis for internal management reporting and, therefore, such information is not presented. Intersegment sales approximate market and are not significant. Reportable segment data were as follows:



                                                Honeywell 1999 Annual Report  59

NOTES TO FINANCIAL STATEMENTS
Honeywell International Inc. (Dollars in Millions Except Per Share Amounts)

                                    1999        1998        1997
----------------------------------------------------------------
Net sales
  Aerospace Solutions            $ 9,908     $ 9,890     $ 8,398
                                --------------------------------
  Automation & Asset
    Management                     6,115       5,957       5,934
                                --------------------------------
  Performance Materials            4,007       4,169       4,248
                                --------------------------------
  Power & Transportation
    Products                       3,581       3,387       3,769
                                --------------------------------
  Corporate                          124         152         150
----------------------------------------------------------------
                                 $23,735     $23,555     $22,499
================================================================
Depreciation and amortization
  Aerospace Solutions            $   291     $   304     $   267
                                --------------------------------
  Automation & Asset
    Management                       192         194         191
                                --------------------------------
  Performance Materials              214         212         240
                                --------------------------------
  Power & Transportation
    Products                         106         111         123
                                --------------------------------
  Corporate                           78          76          67
----------------------------------------------------------------
                                 $   881     $   897     $   888
================================================================
Segment profit
  Aerospace Solutions            $ 1,918     $ 1,587     $ 1,151
                                --------------------------------
  Automation & Asset
    Management                       767         705         610
                                --------------------------------
  Performance Materials              439         634         541
                                --------------------------------
  Power & Transportation
    Products                         322         234         308
                                --------------------------------
  Corporate                         (175)       (248)       (167)
----------------------------------------------------------------
                                 $ 3,271     $ 2,912     $ 2,443
================================================================
Capital expenditures
  Aerospace Solutions            $   270     $   287     $   269
                                --------------------------------
  Automation & Asset
    Management                       212         212         194
                                --------------------------------
  Performance Materials              282         308         309
                                --------------------------------
  Power & Transportation
    Products                         143         149         161
                                --------------------------------
  Corporate                           79          81          82
----------------------------------------------------------------
                                 $   986     $ 1,037     $ 1,015
================================================================

     A reconciliation of segment profit to consolidated income before taxes on income is as follows:

                                    1999       1998       1997
--------------------------------------------------------------
Segment profit                   $ 3,271     $2,912     $2,443
                                ------------------------------
Gain on sale of non-strategic
  businesses                         106         --        303
                                ------------------------------
Equity in income of
  affiliated companies               116        162        204
                                ------------------------------
Other income (expense)                39          3         87
                                ------------------------------
Interest and other
  financial charges                 (265)      (275)      (277)
                                ------------------------------
Merger, repositioning and
  other charges                   (1,287)       (54)      (341)
                                ------------------------------
Other(1)                             268         24         --
--------------------------------------------------------------
Income before taxes
  on income                      $ 2,248     $2,772     $2,419
==============================================================

(1) Other represents the gain on our disposition of our investment in AMP common stock in 1999 and litigation settlements in 1998.




NOTE 24
GEOGRAPHIC AREAS-- FINANCIAL DATA

                                 United                     Other
                                 States   Europe    International     Total
---------------------------------------------------------------------------
Net sales(1)            1999    $16,913   $4,608           $2,214   $23,735
                               --------------------------------------------
                        1998     17,082    4,510            1,963   $23,555
                               --------------------------------------------
                        1997     16,162    4,308            2,029   $22,499
---------------------------------------------------------------------------
Long-lived assets(2)    1999    $ 7,837   $1,840           $  613   $10,290
                               --------------------------------------------
                        1998      7,346    1,944              675   $ 9,965
                               --------------------------------------------
                        1997      7,250    1,288              483   $ 9,021
---------------------------------------------------------------------------

(1) Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $3,715, $3,824, and $3,632 million in 1999, 1998 and 1997, respectively. Our sales are not materially dependent on a single customer or a small group of customers.

(2) Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.


NOTE 25
SUBSEQUENT EVENT

On February 3, 2000, we completed a tender offer acquiring substantially all of the outstanding shares of Pittway Corporation (Pittway) Common Stock and Class A Stock for approximately $2.2 billion, including the assumption of the net debt of Pittway of approximately $167 million. The acquisition was funded through the issuance of commercial paper. Pittway designs, manufactures and distributes security and fire systems for homes and buildings and had 1998 sales of $1.3 billion.


60 Honeywell 1999 Annual Report

NOTE 26
UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                            1999                                               1998
-----------------------------------------------------------------------------------------------------------------------------------
                           Mar. 31  June 30     Sept. 30     Dec. 31        Year  Mar. 31  June 30  Sept. 30  Dec. 31          Year
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                   $5,582   $5,958       $6,036      $6,159     $23,735   $5,569   $5,904    $5,861   $6,221       $23,555
                           --------------------------------------------------------------------------------------------------------
Gross profit                 1,390    1,333(1)     1,462(3)    1,055(5)    5,240    1,320    1,454     1,491    1,601(7)      5,866
                           --------------------------------------------------------------------------------------------------------
Net income                     440      540(1,2)     554(3,4)      7(5,6)  1,541      396      476       474      557(7,8,9)  1,903
                           --------------------------------------------------------------------------------------------------------
Earnings per share--basic      .55      .68          .70         .01        1.95      .49      .60       .60      .70          2.38
                           --------------------------------------------------------------------------------------------------------
Earnings per share--
  assuming dilution            .55      .67(1,2)     .68(3,4)    .01(5,6)   1.90      .48      .58       .58      .69(7,8,9)   2.34
                           --------------------------------------------------------------------------------------------------------
Dividends paid(10)             .17      .17          .17         .17         .68      .15      .15       .15      .15           .60
                           --------------------------------------------------------------------------------------------------------
Market price(11)
                           --------------------------------------------------------------------------------------------------------
  High                       50.94    68.63        67.56       63.75       68.63    43.81    47.56     46.69    45.13         47.56
                           --------------------------------------------------------------------------------------------------------
  Low                        37.81    49.25        57.50       52.38       37.81    34.63    39.63     32.63    33.06         32.63
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes $222 million, after-tax $156 million, or $0.19 per share for repositioning and other charges. See Note 4 of Notes to Financial Statements for further information.

(2) Includes an after-tax gain of $161 million, or $0.20 per share on the disposition of our investment in AMP common stock. See Note 6 of Notes to Financial Statements for further information.

(3) Includes $103 million, after-tax $65 million, or $0.08 per share for repositioning and other charges. See Note 4 of Notes to Financial Statements for further information.

(4) Includes an after-tax gain of $59 million, or $0.07 per share on the sale of our Laminate Systems business. See Note 5 of Notes to Financial Statements for further information.

(5) Includes $622 million, after-tax $395 million, or $0.49 per share for repositioning and other charges. See Note 4 of Notes to Financial Statements for further information.

(6) Includes $300 million, after-tax $228 million, or $0.28 per share for repositioning and other charges. See Note 4 of Notes to Financial Statements for further information.

(7) Includes $54 million, after-tax $35 million, or $0.04 per share for repositioning charges. See Note 4 of Notes to Financial Statements for further information.

(8) Includes an after-tax gain of $14 million, or $0.02 per share for a settlement of litigation claims.

(9) Includes a tax benefit of $17 million, or $0.02 per share resulting from the favorable resolution of certain prior-year research and development tax claims.

(10) Represents the historical dividends of AlliedSignal.

(11) Represents the historical market price of AlliedSignal up to December 1, 1999, and of Honeywell subsequent to that date. From composite tape-- stock is primarily traded on the New York Stock Exchange.



                                                Honeywell 1999 Annual Report  61