Form 10-K, Exhibit 13
period 2002-12-31
HONEYWELL INTERNATIONAL INC
filed 2003-03-06
CIK 773840

                            SELECTED FINANCIAL DATA
                          Honeywell International Inc.

                                                                Years Ended December 31,
                                                  ---------------------------------------------------------
(Dollars in Millions, Except Per Share Amounts)     2002      2001      2000      1999      1998      1997
-----------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales .....................................   $22,274   $23,652   $25,023   $23,735   $23,555   $22,499
Net income (loss)(1)...........................      (220)      (99)    1,659     1,541     1,903     1,641
PER COMMON SHARE
Net earnings (loss):
   Basic ......................................     (0.27)    (0.12)     2.07      1.95      2.38      2.04
   Assuming dilution ..........................     (0.27)    (0.12)     2.05      1.90      2.34      2.00
Dividends .....................................      0.75      0.75      0.75      0.68      0.60      0.52
FINANCIAL POSITION AT YEAR-END
Property, plant and equipment -- net ..........     4,055     4,933     5,230     5,630     5,600     5,380
Total assets ..................................    27,559    24,226    25,175    23,527    22,738    20,118
Short-term debt ...............................       370       539     1,682     2,609     2,190     1,238
Long-term debt ................................     4,719     4,731     3,941     2,457     2,776     2,394
Total debt ....................................     5,089     5,270     5,623     5,066     4,966     3,632
Shareowners' equity ...........................     8,925     9,170     9,707     8,599     8,083     6,775
===========================================================================================================

Note: Commencing January 1, 2002, we ceased amortization of goodwill and indefinite-lived intangible assets. See Note 13 of Notes to Financial Statements for further details.

(1) In 2002, includes net repositioning, litigation, business impairment and other charges and gains on sales of non-strategic businesses resulting in a net after-tax charge of $1,864 million, or $2.27 per share. In 2001, includes net repositioning, litigation, business impairment and other charges resulting in an after-tax charge of $1,771 million, or $2.18 per share. In 2000, includes net repositioning, litigation, business impairment and other charges and a gain on the sale of the TCAS product line of Honeywell Inc. resulting in a net after-tax charge of $634 million, or $0.78 per share. In 1999, includes merger, repositioning and other charges and gains on the sales of our Laminate Systems business and our investment in AMP Incorporated common stock resulting in a net after-tax charge of $624 million, or $0.78 per share. In 1998, includes repositioning charges, a gain on settlement of litigation claims and a tax benefit resulting from the favorable resolution of certain prior-year research and development tax claims resulting in a net after-tax charge of $4 million, with no impact on the per share amount. In 1997, includes repositioning and other charges, gains on the sales of our automotive Safety Restraints and certain Industrial Control businesses and a charge related to the 1996 sale of our automotive Braking Systems business resulting in a net after-tax charge of $5 million, with no impact on the per share amount.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          Honeywell International Inc.

RESULTS OF OPERATIONS

Net sales in 2002 were $22,274 million, a decrease of $1,378 million, or 6 percent compared with 2001. Net sales in 2001 were $23,652 million, a decrease of $1,371 million, or 5 percent compared with 2000. The change in net sales in 2002 and 2001 is attributable to the following:

                                            2002     2001
                                           Versus   Versus
                                            2001     2000
----------------------------------------------------------
Acquisitions ...........................    --%       1%
Divestitures ...........................    (3)      (2)
Price ..................................    (2)      (1)
Volume .................................    (2)      (2)
Foreign Exchange .......................     1       (1)
----------------------------------------------------------
                                            (6)%     (5)%
==========================================================

Cost of goods sold of $17,615, $20,125 and $18,673 million in 2002, 2001 and 2000, respectively, included net repositioning and other charges of $561, $2,134 and $413 million in 2002, 2001 and 2000, respectively. See the repositioning, litigation, business impairment and other charges section of this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for further details. Cost of goods sold in 2001 and 2000 also included $204 and $206 million, respectively, of amortization of goodwill and indefinite-lived intangible assets. Such amortization expense was excluded from cost of goods sold in 2002 in conformity with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which we adopted January 1, 2002. See Note 1 and 13 of Notes to Financial Statements for further discussion of the adoption of SFAS No. 142. The decrease in cost of goods sold of $2,510 million in 2002 compared with 2001 resulted from a $1,573 million reduction in repositioning and other charges, a $733 million reduction due principally to lower sales in our Aerospace segment and lower costs due to the benefits of repositioning actions, mainly workforce reductions, and the elimination of goodwill and indefinite-lived intangible asset amortization of $204 million. The increase in cost of goods sold of $1,452 million in 2001 compared with 2000 resulted from a $1,721 million increase in repositioning and other charges partially offset by a $269 million decrease in cost of goods sold due principally to lower sales in our Specialty Materials and Aerospace segments and lower costs due to the benefits of repositioning actions, mainly workforce reductions.

Selling, general and administrative expenses were $2,757, $3,064 and $3,134 million in 2002, 2001 and 2000, respectively. Selling, general and administrative expenses included net repositioning and other charges of $45 and $151 million in 2002 and 2001, respectively. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. The decrease in selling, general and administrative expenses of $307 million in 2002 compared with 2001 resulted from a $106 million reduction in repositioning and other charges, as well as a $201 million reduction due to lower sales in 2002 and lower costs due to the benefits of repositioning actions, mainly workforce reductions. The decrease in selling, general and administrative expenses of $70 million in 2001 compared with 2000 resulted from a $221 million reduction due to lower sales in 2001 and lower costs due to the benefits of repositioning actions, mainly workforce reductions, partially offset by a $151 million increase in repositioning and other charges.

Retirement benefit (pension and other postretirement) plans income was $27 million in 2002 compared with income of $165 million in 2001. The decrease in income of $138 million was due principally to the poor investment performance of our U.S. pension fund assets since 2000. Retirement benefit plans income was $165 million in 2001 compared with income of $282 million in 2000. The decrease in income of $117 million was mainly due to the poor investment performance of our U.S. pension fund assets and higher retiree medical costs. See Note 22 of Notes to Financial Statements for further details on our pension and postretirement plans. Future effects on operating results will principally depend on pension plan investment performance and other economic conditions. See Critical Accounting Policies section of this MD&A for a further discussion of our U.S. pension plans and their impact on our consolidated results of operations and financial position.

Loss on sale of non-strategic businesses of $124 million in 2002 represented the pretax loss on the dispositions of Specialty Chemical's Pharmaceutical Fine Chemicals (PFC) and Advanced Circuits businesses and Automation and Control Solutions Consumer Products business totaling $249 million, partially offset by the pretax gain on the disposition of our Bendix Commercial Vehicle Systems (BCVS) business of $125 million. The divestitures of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively. Aggregate sales proceeds were approximately $435 million consisting of cash and investment securities. (Gain) on sale of non-strategic businesses of $112 million in 2000 represented the pretax gain on the government-mandated divestiture of the TCAS product line of Honeywell Inc. (the former Honeywell) in connection with the merger of AlliedSignal Inc. and the former Honeywell in December 1999.

Asbestos related litigation charges, net of insurance totaled $1,548, $159 and $7 million in 2002, 2001 and 2000, respectively, related mainly to costs associated with asbestos claims of North American Refractories Company (NARCO). See Asbestos Matters in Note 21 of Notes to Financial Statements for further discussion.

Business impairment charges of $877, $145 and $410 million in 2002, 2001 and 2000, respectively, related principally to the write-down of property, plant and equipment in businesses in our Specialty Materials segment and in our Friction Materials business. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details.

Equity in (income) loss of affiliated companies was income of $42 million in 2002 and losses of $193 and $89 million in 2001 and 2000, respectively. Equity in (income) loss of affiliated companies included repositioning and other charges of $13, $200 and $136 million in 2002, 2001 and 2000, respectively. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. The increase in equity in (income) loss of affiliated companies of $235 million in 2002 compared with 2001 resulted from a $187 million decrease in repositioning and other charges. The increase also resulted from exiting a joint venture in our Aerospace segment ($9 million), an improvement in earnings from joint ventures in our Specialty Materials and Automation and Control Solutions segments ($23 million), and accounting for the first quarter of 2002 operating results of our BCVS business using the equity method since control of the business was transferred to Knorr-Bremse AG in January 2002 ($6 million). The decrease in equity in (income) loss of affiliated companies of $104 million in 2001 compared with 2000 resulted from a $64 million increase in repositioning and other charges, as well as a gain on the sale of our interest in an automotive aftermarket joint venture in 2000.

Other (income) expense was income of $4, $17 and $57 million in 2002, 2001 and 2000, respectively. Other (income) expense included other charges of $15 million in 2002 related to an other than temporary decline in value of cost basis equity investments, and a $6 million loss in 2001 related to the early redemption of our $200 million 5 3/4% dealer remarketable securities. Other (income) expense in 2001 also included a $1 million credit recognized upon the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS No. 133). The decrease in other (income) expense of $13 million in 2002 compared with 2001 resulted from a decrease in benefits from foreign exchange hedging ($47 million) and an increase in other charges ($9 million) largely offset by a partial settlement of a patent infringement lawsuit with an automotive supplier ($15 million), lower minority interests ($16 million) and higher interest income ($13 million). The decrease in other (income) expense of $40 million in 2001 compared with 2000 resulted primarily from a decrease in benefits from foreign exchange hedging ($21 million) and lower interest income ($18 million), partially offset by lower minority interests ($10 million).

Interest and other financial charges of $344 million in 2002 decreased by $61 million, or 15 percent compared with 2001. Interest and other financial charges of $405 million in 2001 decreased by $76 million, or 16 percent compared with 2000. The decrease in interest and other financial charges in 2002 compared with 2001 and 2001 compared with 2000 was due mainly to lower average debt outstanding and lower average interest rates in both years.

The effective tax (benefit) rate was (76.7), (76.6) and 30.8 percent in 2002, 2001 and 2000, respectively. The effective tax (benefit) rate in 2002 was substantially higher than the statutory rate of 35 percent principally due to the higher deductible tax basis than book basis on the dispositions of our Advanced Circuits, PFC and Consumer Products businesses, tax benefits on export sales and favorable tax audit settlements. The effective tax (benefit) rate in 2001 was substantially higher than the statutory rate of 35 percent principally due to tax benefits on export sales, U.S. tax credits and favorable tax audit settlements. The impact of tax benefits on export sales, U.S. tax credits and favorable audit settlements had a more favorable impact on our effective tax (benefit) rates in 2002 and 2001 than in prior years principally due to the relative amount of these benefits in comparison to the amount of our pretax losses in 2002 and 2001. See Note 7 of Notes to Financial Statements for further information.

Net loss was $(220) million, or $(0.27) per share, in 2002, net loss was $(99) million, or $(0.12) per share, in 2001, and net income was $1,659 million, or $2.05 per share, in 2000. The net losses in 2002 and 2001 were due to the repositioning, litigation, business impairment and other charges recognized in 2002 and 2001. Those charges are described in detail in the repositioning, litigation, business impairment and other charges section of this MD&A.

Review of Business Segments

(Dollars in millions)                       2002      2001      2000
---------------------------------------------------------------------
Net Sales
Aerospace..............................   $ 8,855   $ 9,653   $ 9,988
Automation and Control Solutions.......     6,978     7,185     7,384
Specialty Materials....................     3,205     3,313     4,055
Transportation and Power Systems.......     3,184     3,457     3,527
Corporate..............................        52        44        69
---------------------------------------------------------------------
                                          $22,274   $23,652   $25,023
=====================================================================

Segment Profit
Aerospace..............................   $ 1,358   $ 1,741   $ 2,195
Automation and Control Solutions.......       890       819       986
Specialty Materials....................        57        52       334
Transportation and Power Systems.......       357       289       274
Corporate..............................      (154)     (153)     (160)
---------------------------------------------------------------------
                                          $ 2,508   $ 2,748   $ 3,629
=====================================================================

A reconciliation of segment profit to consolidated income (loss) before taxes is as follows:

(Dollars in millions)                      2002      2001      2000
--------------------------------------------------------------------
Segment profit.........................   $2,508    $2,748    $3,629
(Loss) gain on sale of non-strategic
   businesses..........................     (124)       --       112
Asbestos related litigation charges,
   net of insurance....................   (1,548)     (159)       (7)
Business impairment charges............     (877)     (145)     (410)
Repositioning and other charges........     (634)   (2,490)     (549)
Equity in income of affiliated
   companies...........................       55         7        47
Other income...........................       19        22        57
Interest and other financial charges...     (344)     (405)     (481)
--------------------------------------------------------------------
Income (loss) before taxes.............   $ (945)   $ (422)   $2,398
====================================================================

See Note 23 of Notes to Financial Statements for further information on our reportable segments and our definition of what constitutes segment profit. Segment profit for 2001 and 2000 includes pretax amortization of goodwill and indefinite-lived intangible assets of $204 and $206 million, respectively (Aerospace -- $60 and $60 million, Automation and Control Solutions -- $92 and $86 million, Specialty Materials -- $32 and $40 million and Transportation and Power Systems -- $20 and $20 million, respectively). Such amortization expense is excluded from the 2002 results, in conformity with SFAS No. 142.

Aerospace sales in 2002 were $8,855 million, a decrease of $798 million, or 8 percent compared with 2001. This decrease resulted mainly from a decline of 20 percent in sales by our commercial air transport segment due primarily to continued general weakness in the economy and the financial difficulties being encountered by the airline industry. Sales by our commercial air transport segment in 2002 continued to be adversely impacted from the abrupt downturn in the aviation industry following the terrorist attacks on September 11, 2001. Sales to our commercial air transport aftermarket customers declined by 13 percent as passenger traffic declined significantly in 2002 compared with the prior year. Demand for our aftermarket products and services declined in 2002 due to reduced flying hours by the airlines and the deteriorating financial condition of many of the U.S. commercial airlines. Sales to our air transport original equipment (OE) customers declined by 32 percent reflecting dramatically lower projected deliveries by our OE customers (primarily Boeing and Airbus). Sales to our business and general aviation OE customers decreased by 27 percent reflecting a decline in deliveries of regional and business jet airplanes. This decrease was partially offset by higher sales in our defense and space segment, with OE sales up by 13 percent and aftermarket sales higher by 12 percent, resulting primarily from increased military activity and growth in precision guidance and spare parts. Sales to our business and general aviation aftermarket customers also increased by 7 percent largely due to increases in engine maintenance because of higher flying hours by fractional jets. Aerospace sales in 2001 were $9,653 million, a decrease of $335 million, or 3 percent compared with 2000. This decrease principally reflected a decrease of 10 percent in sales by our commercial air transport aftermarket and OE segments and the impact of prior year divestitures. The lower commercial sales resulted mainly from the impact of the terrorist attacks on September 11, 2001 and the already weak economy. Sales to our business and general aviation OE customers were also lower by 12 percent. This decrease was partially offset by higher sales in our defense and space segment, with OE sales up by 11 percent and aftermarket sales higher by 5 percent, resulting primarily from increased military activity. Sales to our business and general aviation aftermarket customers also increased by 7 percent.

Aerospace segment profit in 2002 was $1,358 million, a decrease of $383 million, or 22 percent compared with 2001. This decrease was due mainly to substantially lower sales of higher-margin commercial aftermarket products such as avionics upgrades and spare parts. Also, higher retirement benefit costs and contract losses contributed to this decline in segment profit. This decrease was partially offset by lower costs primarily from workforce reductions and a decline in discretionary spending. Aerospace segment profit in 2001 was $1,741 million, a decrease of $454 million, or 21 percent compared with 2000. This decrease related principally to lower sales of higher-margin aftermarket products, higher retirement benefit costs, engineering and development costs related to new products and the impact of prior year divestitures. This decrease was partially offset by the impact of cost-reduction actions, primarily workforce reductions.

Automation and Control Solutions sales in 2002 were $6,978 million, a decrease of $207 million, or 3 percent compared with 2001. Sales declined by 3 percent for our Automation and Control Products business primarily due to the disposition of our Consumer Products business and softness in capital spending partially offset by increased demand for security-related products. Sales for our Industry Solutions business declined by 4 percent resulting from ongoing softness in industrial production and capital spending. Sales for our Service business also decreased by 3 percent due primarily to general weakness in the economy. Automation and Control Solutions sales in 2001 were $7,185 million, a decrease of $199 million, or 3 percent compared with 2000. Excluding the impact of foreign exchange, acquisitions and divestitures, sales decreased approximately 2 percent. This decrease resulted primarily from lower sales for our Automation and Control Products business primarily due to weakness in key end-markets partially offset by higher sales for our security related products due principally to our acquisition of Pittway in the prior year. Our Service business also had lower sales due primarily to weakness in our security monitoring business. This decrease was partially offset by higher sales for our Industry Solutions business.

Automation and Control Solutions segment profit in 2002 was $890 million, an increase of $71 million, or 9 percent compared with 2001. Excluding goodwill amortization expense in 2001, segment profit in 2002 decreased by 2 percent compared with 2001. This decrease resulted primarily from the impact of lower sales volumes and pricing pressures, mainly in our Automation and Control Products and Service businesses. This decrease was partially offset by lower costs due to the benefits of repositioning actions, mainly workforce reductions. Automation and Control Solutions segment profit in 2001 was $819 million, a decrease of $167 million, or 17 percent compared with 2000. This decrease resulted principally from lower sales for our Automation and Control Products and Service businesses, higher raw material costs and pricing pressures across the segment, higher retirement benefit costs and the impact of prior year divestitures. This decrease was partially offset by the impact of cost-reduction actions, primarily workforce reductions.

Specialty Materials sales in 2002 were $3,205 million, a decrease of $108 million, or 3 percent compared with 2001. This decrease was driven by a 44 percent decline in sales for our Advanced Circuits business due to weakness in the telecommunications industry and the divestiture of our PFC business. Sales declined by 7 percent for our Performance Fibers business mainly due to weak demand. Sales for our Fluorines business also declined by 2 percent generally due to lower demand and pricing pressures. This decrease was partially offset by higher sales for our Electronic Materials and Nylon System businesses of 8 and 5 percent, respectively, due principally to increased demand. Specialty Materials sales in 2001 were $3,313 million, a decrease of $742 million, or 18 percent compared with 2000. Excluding the effect of divestitures, sales decreased by 13 percent. This decrease was driven by a decline in sales for our Electronic Materials and Advanced Circuits businesses of 36 and 34 percent, respectively, due to weakness in the electronics and telecommunications markets. Sales also declined for our Performance Fibers and Nylon System businesses by 18 and 8 percent, respectively, due to weakness in the automotive and carpet end-markets.

Specialty Materials segment profit in 2002 was $57 million, an increase of $5 million, or 10 percent compared with 2001. Excluding goodwill amortization expense in 2001, segment profit in 2002 decreased by 32 percent compared with 2001. Segment profit in 2002 was negatively impacted by significant pricing pressures in many of our markets and by start-up costs for our new Fluorines plant. This decrease in segment profit was partially offset by the impact of higher volumes in our Electronic Materials and Nylon System businesses, lower raw material costs, and lower costs resulting from plant shutdowns and workforce reductions. Specialty Materials segment profit in 2001 was $52 million, a decrease of $282 million, or 84 percent compared with 2000. This decrease resulted primarily from lower volumes and price declines, principally in our Electronic Materials, Nylon System and Performance Fibers businesses. Higher energy and raw material costs principally in our Nylon System and Performance Fibers businesses and the impact of prior year divestitures also contributed to the decrease in segment profit. This decrease in segment profit was partially offset by the impact of cost-reduction actions, principally plant shutdowns and workforce reductions.

Transportation and Power Systems sales in 2002 were $3,184 million, a decrease of $273 million, or 8 percent compared with 2001. Excluding the effect of the disposition of our BCVS business, sales increased by 3 percent. This increase was due mainly to a 6 percent increase in sales for our Garrett Engine Boosting Systems business due to higher build rates for medium and heavy-duty vehicles in Asia and North America. Sales for our Consumer Products Group and Friction Materials businesses also both increased 2 percent due to higher demand and favorable foreign exchange. Transportation and Power Systems sales in 2001 were $3,457 million, a decrease of $70 million, or 2 percent compared with 2000. Excluding the effects of foreign exchange, acquisitions and divestitures, sales were flat. Sales increased by 13 percent for our Garrett Engine Boosting Systems business due to continued strong demand for turbochargers in the European diesel-powered passenger car market. This increase was offset by a 16 percent decrease in sales for our BCVS business due to decreased heavy-duty truck builds in North

America. Sales also declined by 4 percent for both our Friction Materials and Consumer Products Group businesses due to weakness in automotive end-markets.

Transportation and Power Systems segment profit in 2002 was $357 million, an increase of $68 million, or 24 percent compared with 2001. This increase resulted primarily from higher sales and the effects of cost-structure improvements, mainly workforce reductions and low-cost sourcing, in all of the segment's businesses. The shutdown of our Turbogenerator product line in 2001 also contributed to higher segment profit. This increase was partially offset by the absence of segment profit from our BCVS business which was sold in the first quarter of 2002. Transportation and Power Systems segment profit in 2001 was $289 million, an increase of $15 million, or 5 percent compared with 2000 due to higher sales in our Garrett Engine Boosting Systems business and the impact of repositioning actions across all businesses. The shutdown of our Turbogenerator product line in 2001 and the fact that the prior year included costs associated with a product recall in our BCVS business also contributed to an improvement in segment profit in 2001. This increase was partially offset by the impact of lower sales in our BCVS, Consumer Products Group and Friction Materials businesses.

Repositioning, Litigation, Business Impairment and Other Charges

A summary of repositioning, litigation, business impairment and other charges follows:

(Dollars in millions)                               2002     2001    2000
--------------------------------------------------------------------------
Severance .......................................   $  270   $  727   $157
Asset impairments ...............................      121      194    141
Exit costs ......................................       62       95     40
Reserve adjustments .............................      (76)    (119)   (46)
--------------------------------------------------------------------------
   Total net repositioning charge. ..............      377      897    292
--------------------------------------------------------------------------
Asbestos related litigation charges,
   net of insurance .............................    1,548      159      7
Litton litigation settlement ....................       --      440     --
Probable and reasonably estimable legal
   and environmental liabilities ................       30      249     80
Business impairment charges .....................      877      145    410
Customer claims and settlements
   of contract liabilities ......................      152      310     93
Write-offs of receivables, inventories
   and other assets .............................       60      335     84
Investment impairment charges ...................       15      112     --
Aerospace jet engine contract cancellation ......       --      100     --
General Electric merger expenses ................       --       42     --
Debt extinguishment loss ........................       --        6     --
--------------------------------------------------------------------------
   Total repositioning, litigation, business
      impairment and other charges ..............   $3,059   $2,795   $966
==========================================================================

The following table summarizes the pretax distribution of total repositioning, litigation, business impairment and other charges by income statement classification:

(Dollars in millions)                    2002     2001    2000
--------------------------------------------------------------
Cost of goods sold ..................   $  561   $2,134   $413
Selling, general and administrative
   expenses .........................       45      151     --
Asbestos related litigation charges,
   net of insurance .................    1,548      159      7
Business impairment charges .........      877      145    410
Equity in (income) loss of affiliated
   companies ........................       13      200    136
Other (income) expense ..............       15        6     --
--------------------------------------------------------------
                                        $3,059   $2,795   $966
==============================================================

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs were related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions of which approximately 2,900 positions have been eliminated as of December 31, 2002. These actions are expected to be completed by December 31, 2003. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are substantially complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation and Power Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

In 2000, we recognized a repositioning charge of $338 million related to announced global workforce reductions across all of our reportable segments, costs to close a chip package manufacturing plant and related workforce reductions. The charge also included asset impairments principally associated with the completion of previously announced plant shutdowns in our Specialty Materials reportable segment and the closure of an affiliate's chemical manufacturing operations, and other environmental exit costs and period expenses. The announced workforce reductions consisted of approximately 2,800 manufacturing and administrative positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Also, $46 million of previously established accruals, principally for severance, were returned to income in 2000 due to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Automation and Control Solutions and Aerospace reportable segments.

These repositioning actions are expected to generate incremental pretax savings of approximately $400 million in 2003 compared with 2002 principally from planned workforce reductions and facility consolidations. Cash expenditures for severance and other exit costs necessary to execute these actions were $447, $422 and $344 million in 2002, 2001 and 2000, respectively. Such expenditures for severance and other exit costs have been funded principally through operating cash flows. Cash expenditures for severance and other exit costs necessary to execute the remaining 2002 actions will approximate $350 million in 2003 and will be funded principally through operating cash flows.

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end-markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held for use in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which is classified as assets held for disposal in Other Current Assets (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. --see Note 21 of Notes to Financial Statements for further discussion). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of NARCO (see Note 21 of Notes to Financial Statements for further discussion). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain cost investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21 of Notes to Financial Statements for further discussion), asbestos related litigation charges of $159 million (see Note 21 of Notes to Financial Statements for further discussion), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract, and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with GE and redeemed our $200 million 5 3/4% dealer remarketable securities due 2011, resulting in a loss of $6 million.

In 2000, we identified certain business units and manufacturing facilities as non-core to our business strategy. As a result of this assessment, we implemented cost reduction initiatives and conducted discussions with potential acquirers of these businesses and assets. As part of this process, we evaluated the businesses and assets for possible impairment. As a result of our analysis, we recognized impairment charges in 2000 of $245 and $165 million principally related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets of our Friction Materials business and a chemical manufacturing facility, respectively. We recognized other charges consisting of probable and reasonably estimable environmental liabilities of $80 million, customer claims and settlements of contract liabilities of $93 million, write-offs of receivables, inventories and other assets of $84 million and asbestos related litigation charges of $7 million.

The following tables provide details of the pretax impact of total net repositioning, litigation, business impairment and other charges by reportable business segment.

Aerospace

(Dollars in millions)                                         2002   2001   2000
--------------------------------------------------------------------------------
Net repositioning charge ..................................   $ 15   $198    $ 6
Litton litigation settlement ..............................     --    440     --
Probable and reasonably estimable legal and environmental
   liabilities ............................................     --      2     --
Customer claims and settlements of contract liabilities ...     99    111     52
Write-offs of receivables, inventories and other assets ...     21     44     33
Investment impairment charges .............................     11     --     --
Aerospace jet engine contract cancellation ................     --    100     --
--------------------------------------------------------------------------------
                                                              $146   $895    $91
================================================================================

Automation and Control Solutions

(Dollars in millions)                                         2002   2001   2000
--------------------------------------------------------------------------------
Net repositioning charge ..................................   $131   $289   $ 87
Probable and reasonably estimable legal and environmental
   liabilities ............................................     --     53     --
Business impairment charges ...............................     22     --     --
Customer claims and settlements of contract liabilities ...     42    114     --
Write-offs of receivables, inventories and other assets ...     17    236     21
Investment impairment charges .............................     --     93     --
--------------------------------------------------------------------------------
                                                              $212   $785   $108
================================================================================

Specialty Materials

(Dollars in millions)                                         2002   2001   2000
--------------------------------------------------------------------------------
Net repositioning charge ..................................   $167   $172   $186
Probable and reasonably estimable legal and environmental
   liabilities ............................................     23     --     --
Business impairment charges ...............................    763     --    165
Customer claims and settlements of contract liabilities ...     11     29     39
Write-offs of receivables, inventories and other assets ...     12     22      9
Investment impairment charges .............................     --     19     --
--------------------------------------------------------------------------------
                                                              $976   $242   $399
================================================================================

Transportation and Power Systems

(Dollars in millions)                                         2002   2001   2000
--------------------------------------------------------------------------------
Net repositioning charge ..................................   $ 26   $133   $  5
Asbestos related litigation charges, net of insurance .....    167     --     --
Probable and reasonably estimable legal and environmental
   liabilities ............................................     --      2     --
Business impairment charges ...............................     92    145    245
Customer claims and settlements of contract liabilities ...     --     56     --
Write-offs of receivables, inventories and other assets ...     10     31     13
--------------------------------------------------------------------------------
                                                              $295   $367   $263
================================================================================

Corporate

(Dollars in millions)                                        2002    2001   2000
--------------------------------------------------------------------------------
Net repositioning charge ................................   $   38   $105   $  8
Asbestos related litigation charges, net of insurance ...    1,381    159      7
Probable and reasonably estimable legal and environmental
   liabilities ..........................................        7    192     80
Customer claims and settlements of contract
   liabilities ..........................................       --     --      2
Write-offs of receivables, inventories and other
   assets ...............................................       --      2      8
Investment impairment charges ...........................        4     --     --
Debt extinguishment loss ................................       --      6     --
General Electric merger expenses ........................       --     42     --
--------------------------------------------------------------------------------
                                                            $1,430   $506   $105
================================================================================

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Total assets at December 31, 2002 were $27,559 million, an increase of $3,333 million, or 14 percent compared with December 31, 2001. This increase resulted mainly from the recognition of probable recoveries from insurance carriers related to asbestos claims of approximately $2.0 billion, a higher prepaid pension asset due to the voluntary contribution to our U.S. defined benefit pension plans of $830 million in 2002 and an increase in cash of $628 million. This increase was also due to an increase in deferred tax assets of $712 million due to the repositioning, litigation, business impairment and other charges and net operating tax losses in 2002. This increase was partially offset by a decrease in trade accounts receivables and inventories of $506 million in 2002 due to improved working capital turnover and a decline in property, plant and equipment of $878 million due to write-downs in connection with our business impairments and plant closures. Total assets at December 31, 2001 were $24,226 million, a decrease of $949 million, or 4 percent compared with December 31, 2000. Inventories and accounts receivable were lower compared with the prior year-end driven by an improvement in working capital turnover. The decrease also resulted from asset writedowns in connection with our repositioning actions.

Cash Flow Summary

Cash provided by operating activities of $2,380 million during 2002 increased by $384 million compared with 2001 mainly due to an improvement in working capital (receivables and inventories) turnover and lower tax payments. This increase was partially offset by a cash contribution to our U.S. defined benefit pension plans of $130 million and higher spending for repositioning actions, mainly severance. Cash provided by operating activities of $1,996 million during 2001 increased by $7 million compared with 2000. This increase was driven by an improvement in working capital turnover offset by lower earnings.

Cash used for investing activities of $870 million during 2002 decreased by $36 million compared with 2001 due to higher proceeds from sales of businesses and lower capital spending. During 2002, we realized proceeds from the sales of our BCVS, PFC and Consumer Products businesses. The decrease in capital spending reflected the completion in 2002 of a major plant in our Fluorines business and our intention to limit capital spending at non-strategic businesses. This decrease in cash used for investing activities also reflects the proceeds from the disposition of an equity investment in our Automation and Control Solutions reportable segment. The decrease in cash used for investing activities was partially offset by an increase in spending for acquisitions, principally reflecting the acquisition of Invensys Sensor Systems in October 2002. Cash used for investing activities of $906 million during 2001 decreased by $1,808 million compared with 2000 due principally to our acquisition of Pittway in 2000. This decrease was partially offset by lower proceeds from sales of businesses and property, plant and equipment and a slight increase in capital spending.

Cash used for financing activities of $882 million during 2002 decreased by $11 million compared with 2001 mainly due to lower net debt repayments in the current year partially offset by a decrease in proceeds from issuance of common stock. Total debt of $5,089 million at December 31, 2002 was $181 million, or 3 percent lower than at December 31, 2001 principally reflecting scheduled repayments of long-term debt. Cash used for financing activities of $893 million during 2001 increased by $823 million compared with 2000. This increase resulted principally from reduced long-term borrowings in 2001. During 2001, we issued $500 million of 5 1/8% Notes due 2006, $500 million of 6 1/8% Notes due 2011 and $247 million of 5.25% Notes due 2006. During 2000, we issued $1 billion of 7.50% Notes due 2010 and $750 million of 6.875% Notes due 2005. Total debt of $5,270 million at December 31, 2001 was $353 million, or 6 percent lower than at December 31, 2000. This decrease resulted from lower levels of commercial paper outstanding at year-end. The increase in cash used for financing activities also resulted from lower proceeds from issuances of common stock partially offset by lower repurchases of common stock.

Liquidity

We manage our businesses to maximize operating cash flows as the principal source of our liquidity. Operating cash flows were $2.4 billion in 2002. We have approximately $6.0 billion in working capital (trade receivables and inventories) and each of our businesses has developed a strategic plan to further improve working capital turnover in 2003 to increase operating cash flows. Considering the current economic environment in which each of our businesses operate and our business plans and strategies, including our focus on cost reduction and productivity initiatives, we believe that our operating cash flows will remain our principal source of liquidity. In addition to our operating cash flows and available cash, additional sources of liquidity include committed credit lines, access to the public debt markets using debt securities and commercial paper, as well as our ability to sell trade accounts receivables.

A source of liquidity is our short-term borrowings in the commercial paper market. Our ability to access the commercial paper market and the related cost of these borrowings is affected by the strength of our credit ratings and our $2 billion committed bank revolving credit facility (Revolving Credit Facility). Our credit ratings are periodically reviewed by the major credit rating agencies. Our current ratings as provided by Moody's Investors Service, Standard & Poor's and Fitch, Inc. are A-2, A and A+, respectively, for long-term debt and P-1, A-1 and F-1, respectively, for short-term debt. Our credit ratings by each of the three major credit rating agencies reflect a "negative outlook" due principally to the lower operating results for our Aerospace segment due to the depressed market conditions in the commercial air transport industry. The "negative outlook" ratings have not impaired, nor do we expect it to impair, our access to the commercial paper markets.

We may from time to time issue unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from date of issuance. Borrowings under the commercial paper program are available for general corporate purposes. There was $201 and $3 million of commercial paper outstanding at year-end 2002 and 2001, respectively.

We maintain a Revolving Credit Facility which is comprised of (a) a $1 billion Five-Year Credit Agreement terminating in December 2004; and, (b) a $1 billion 364-Day Credit Agreement terminating on November 26, 2003. If the credit facility is drawn, any outstanding balance on November 26, 2003 may be converted to a one-year term loan at our option. The Revolving Credit Facility was established principally to support our commercial paper program, but the Revolving Credit Facility is available to us should our access to the commercial paper market be impaired or eliminated. There are no financial covenants under the Revolving Credit Facility and it does not contain any credit ratings downgrade triggers that would accelerate the maturity of our indebtedness. We had no balance outstanding under the Revolving Credit Facility at December 31, 2002. See Note 15 of Notes to Financial Statements for details of long-term debt and a description of our Revolving Credit Facility.

We also have a shelf registration statement filed with the Securities and Exchange Commission which allows us to issue up to $3 billion in debt securities, common stock and preferred stock that may be offered in one or more offerings on terms to be determined at the time of the offering. Net proceeds of any offering would be used for general corporate purposes, including repayment of existing indebtedness, capital expenditures and acquisitions.

We also sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $120 million at December 31, 2002 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivable pools. New receivables are sold under the agreement as previously sold receivables are collected. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. The sold receivables were $500 million at both December 31, 2002 and 2001.

Our principal future cash requirements will be to fund capital expenditures, debt repayments, employee benefit obligations, asbestos claims, severance and exit costs related to repositioning actions taken in 2002 and any strategic acquisitions. Our total capital expenditures in 2003 are currently projected at approximately $700 million which represents a slight increase over our 2002 expenditures. These expenditures are primarily intended for maintenance, replacement, production capacity expansion and cost reduction. There are no significant long-term debt repayments scheduled for 2003. Assuming that actual pension plan returns are consistent with our assumed rate of return in 2003 and interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans in 2003. Cash expenditures for severance and other exit costs necessary to execute the remaining 2002 repositioning actions will approximate $350 million in 2003. Assuming the successful completion of ongoing negotiations regarding asbestos related claims, we expect our cash expenditures for asbestos claims before insurance recoveries in 2003 to be approximately $610 million. Based on these assumptions, we believe that our existing cash and 2003 operating cash flows will be sufficient to meet these needs. However, there is no assurance that ongoing negotiations will be successfully completed. See Asbestos Matters in Note 21 of Notes to Financial Statements for further discussion.

We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position, profit and cash flow contribution in order to upgrade our combined portfolio and identify business units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify business units that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These business units are considered for potential divestiture, restructuring or other repositioning actions subject to regulatory constraints. In 2002, we realized $183 million in cash proceeds from sales of non-strategic businesses. Total proceeds in 2002, including cash and investment securities, were approximately $435 million.

We believe that our operating cash flows will be sufficient to meet our future cash needs. Our available cash, committed credit lines, access to the public debt markets using debt securities and commercial paper, as well as our ability to sell trade accounts receivables, provide additional sources of short-term and long-term liquidity to fund current operations and future investment opportunities. Based on our current financial position and expected economic performance, we do not believe that our liquidity will be adversely impacted by an inability to access our sources of financing.

Contractual Obligations and Probable Asbestos Payments

Following is a summary of our contractual obligations and probable asbestos payments at December 31, 2002:

                                              Payments by Period
                               -----------------------------------------------
                                                   2004-    2006-
(Dollars in millions)           Total     2003     2005     2007    Thereafter
------------------------------------------------------------------------------
Long-term debt, including
   capitalized leases(1) ...   $ 4,828   $  109   $  955   $1,255     $2,509
Minimum operating lease
   payments ................     1,374      310      469      264        331
Purchase obligations(2) ....     2,605      708      853      366        678
Probable asbestos related
   liability payments(3) ...     3,310      610    1,175      656        869
------------------------------------------------------------------------------
                                12,117    1,737    3,452    2,541      4,387
------------------------------------------------------------------------------
Asbestos insurance
   recoveries(4) ...........    (1,956)    (277)    (941)    (421)      (317)
------------------------------------------------------------------------------
                               $10,161   $1,460   $2,511   $2,120     $4,070
==============================================================================

(1)  Assumes all long-term debt is outstanding until scheduled maturity.

(2) Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.

(3) These amounts are estimates of probable asbestos related cash payments based on the terms and conditions, including evidentiary requirements, specified in the definitive agreements or agreements in principle and pursuant to Trust Distribution Procedures. Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that ongoing settlement negotiations will be successfully completed, that a plan of reorganization will be proposed or confirmed, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

(4) These amounts represent probable insurance recoveries through 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

Off-Balance Sheet Arrangements

Following is a summary of our off-balance sheet arrangements:

Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2002:

                                            Maximum
                                           Potential
                                             Future
(Dollars in millions)                       Payments
----------------------------------------------------
Operating lease residual values ........      $340
Other third parties' financing .........       181
Unconsolidated affiliates' financing ...        37
Customer and vendor financing ..........        29
----------------------------------------------------
                                              $587
====================================================

In connection with our disposition of BCVS we guaranteed $172 million of its debt (included in other third parties' financing). Any payment we might make under this guarantee is recoverable from the acquirer of BCVS, whose payment is backed by a letter of credit issued by a commercial bank.

At December 31, 2002, no amounts were recorded related to these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

Retained Interests in Factored Pools of Trade Accounts Receivables

As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. The sold receivables ($500 million at December 31, 2002) are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The over-collateralization provides credit support to the purchasers of the receivable interest by limiting their losses in the event that a portion of the receivables sold becomes uncollectible. At December 31, 2002, our retained subordinated and undivided interests at risk were $120 and $291 million, respectively. Based on the underlying credit quality of the receivables placed into the designated pools of receivables being sold, we do not expect that any losses related to our retained interests at risk will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Variable Interest Entities

We have entered into agreements to lease land, equipment and buildings. Principally all of our operating leases have initial terms of up to 25 years and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. In certain instances, to obtain favorable financing terms from lessors, we used variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (FIN 46) to finance leased property. At December 31, 2002, we were leasing aircraft, equipment, land and buildings with related liabilities of approximately $320 million on which we provided residual value guarantees on the leased assets of approximately $265 million. Pursuant to FIN 46 we must consolidate all variable interest entities in which we are the primary beneficiary no later than July 1, 2003. Minimum operating lease payments are reflected in the table of contractual obligations and residual value guarantees are reflected in the table of guarantees. We do not expect any of our off-balance sheet arrangements to have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Environmental Matters

We are subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to our employees and employees of our customers and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy (see Note 1 of Notes to Financial Statements) to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Remedial response and voluntary cleanup expenditures were $81, $82 and $75 million in 2002, 2001 and 2000, respectively, and are currently estimated to be approximately $75 million in 2003. We expect to fund such expenditures from operating cash flow.

Remedial response and voluntary cleanup costs charged against pretax earnings were $60, $152 and $110 million in 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, the recorded liability for environmental matters was $435 and $456 million, respectively. In addition, in both 2002 and 2001 we incurred operating costs for ongoing businesses of approximately $75 million relating to compliance with environmental regulations.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations. However, considering our past experience and existing reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

See Note 3 of Notes to Financial Statements for a discussion of our legal and environmental charges and Note 21 of Notes to Financial Statements for a discussion of our commitments and contingencies, including those related to environmental matters and toxic tort litigation.

Financial Instruments

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments. A summary of our accounting policies for derivative financial instruments is included in Note 1 of Notes to Financial Statements.

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro, the British pound, the Canadian dollar, and the U.S. dollar.

Our exposure to market risk from changes in interest rates relates primarily to our debt obligations. As described in Notes 15 and 17 of Notes to Financial Statements, we issue both fixed and variable rate debt and use interest rate swaps to manage our exposure to interest rate movements and reduce overall borrowing costs.

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counter-parties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities.

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities, the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent increase in U.S. dollar per local currency exchange rates across all maturities, and the potential change in fair value of contracts hedging commodity purchases based on a 20 percent decrease in the price of the underlying commodity across all maturities at December 31, 2002 and 2001.

                                                                                   Estimated
                                                                                   Increase
                                                 Face or                         (Decrease)
                                                Notional   Carrying     Fair      In Fair
(Dollars in millions)                            Amount    Value(1)   Value(1)      Value
--------------------------------------------------------------------------------------------
December 31, 2002
Interest Rate Sensitive Instruments
Long-term debt (including current
   maturities)(2) ....................           $(4,764)   $(4,812)   $(5,261)     $(247)
Interest rate swap agreements ................     1,132         76         76        (40)
Foreign Exchange Rate Sensitive Instruments
Foreign currency exchange contracts(3) .......     1,203         (8)        (8)       (36)
Commodity Price Sensitive Instruments
Forward commodity contracts(4) ...............        --          5          5        (10)
December 31, 2001
Interest Rate Sensitive Instruments
Long-term debt (including current
   maturities)(2) ............................   $(5,133)   $(5,121)   $(5,407)     $(250)
Interest rate swap agreements ................     1,096         (5)        (5)       (37)
Foreign Exchange Rate Sensitive Instruments
Foreign currency exchange contracts(3) .......     1,507         (6)        (6)        (8)
Commodity Price Sensitive Instruments
Forward commodity contracts(4) ...............        --         (6)        (6)        (4)

(1)  Asset or (liability).

(2)  Excludes capitalized leases.

(3) Changes in the fair value of foreign currency exchange contracts are offset by changes in the fair value or cash flows of underlying hedged foreign currency transactions.

(4) Changes in the fair value of forward commodity contracts are offset by changes in the cash flows of underlying hedged commodity transactions.

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

OTHER MATTERS

Litigation

See Note 21 of Notes to Financial Statements for a discussion of litigation matters.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effect of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

We have discussed the selection, application and disclosure of these critical accounting policies with the Audit Committee of our Board of Directors. We did not initially adopt any accounting policies with a material impact during 2002 other than the required adoption of SFAS No. 142 (see Note 1 of Notes to Financial Statements for additional details).

Contingent Liabilities

We are subject to a number of lawsuits, investigations and claims (some of which involve substantial dollar amounts) that arise out of the conduct of our global business operations. These contingencies relate to product liabilities, including asbestos, commercial transactions, government contracts and environmental health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each individual issue with the assistance of outside legal counsel and other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, the number of future asbestos claims and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments or changes in our settlement strategy. For information on our contingencies, including recognized liabilities, see Notes 1 and 21 of Notes to Financial Statements.

Insurance for Asbestos Related Liabilities

Upon recognizing a liability for asbestos related matters, we recorded asbestos related insurance recoveries that are deemed probable. We have made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. We have approximately $2 billion in insurance coverage remaining that can be specifically allocated to NARCO related asbestos liability. We also have $2 billion in coverage remaining for the Bendix related asbestos liability. This insurance is with both the domestic insurance market and the London excess market. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and have recognized approximately $900 million in probable insurance recoveries from these carriers. Based on our analysis, we have recorded asbestos related insurance recoveries that are deemed probable through 2018 of approximately $2.0 billion. Projecting future events is subject to various uncertainties that could cause the insurance recovery on asbestos related liabilities to be higher or lower than that projected and recorded. Given the inherent uncertainty in making future projections, we reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability, our recovery experience or other relevant factors that may impact future insurance recoveries. See Asbestos Matters in Note 21 of Notes to Financial Statements.

Defined Benefit Pension Plans

We maintain defined benefit pension plans covering a majority of our employees and retirees. For financial reporting purposes, net periodic pension cost (income) is calculated based upon a number of actuarial assumptions including a discount rate for plan obligations and an assumed rate of return on plan assets. We consider current market conditions, including changes in investment returns and interest rates, in making these assumptions. We determine the expected long-term rate of return on plan assets based on the building block method which consists of aggregating the expected rates of return for each component of the plans' asset mix. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments on our annual measurement date (December 31) and is subject to change each year. Changes in net periodic pension cost (income) may occur in the future due to changes in these assumptions resulting from economic events. For example, holding all other assumptions constant, a one percentage point increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2003 net periodic pension expense by approximately $100 million. Likewise, a one-quarter percentage point increase or decrease in the discount rate would decrease or increase, respectively, 2003 net periodic pension expense by approximately $40 million.

The key assumptions used in developing our 2002 net periodic pension income was a 10 percent expected return on plan assets and a 7.25 percent discount rate. These assumptions were consistent with our assumptions used to develop 2001 net periodic pension income except that the discount rate was reduced by one-half percentage point for 2002 due to financial market rates at December 31, 2001. Net periodic pension income in 2002 was lower by $163 million compared with 2001. Net periodic pension expense for 2003 is expected to be $174 million, a $321 million reduction from 2002, primarily as a result of a lower market-related value of plan assets, a reduction in the discount rate from 7.25 to 6.75 percent, a reduction in the assumed rate of return on plan assets from 10 to 9 percent, and the systematic recognition of unrecognized net losses principally resulting from actual plan asset returns below assumed rates of return. Since the year 2000, actual plan asset returns have been less than our assumed rate of return on plan assets contributing to unrecognized net losses of $3.8 billion at December 31, 2002. These unrecognized losses will be systematically recognized as an increase in future net periodic pension expense in accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" (SFAS No. 87). Under SFAS No. 87, we use the market-related value of plan assets reflecting changes in the fair value over a three-year period. Further, unrecognized losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation are recognized over a six-year period.

Due to the continued poor performance of the equity markets throughout 2002, we made voluntary contributions of $830 million ($700 million in Honeywell common stock and $130 million in cash) to our U. S. pension plans in 2002. Future plan contributions are dependent upon actual plan asset returns and interest rates. Assuming that actual plan returns are consistent with our assumed plan return of 9 percent in 2003 and beyond, and that interest rates remain constant, we would not be required to make any contributions in 2003.

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year.

Based on the December 31, 2002 plan asset values of $3.1 billion and an accumulated benefit obligation of $4.0 billion, we recognized an additional minimum pension liability resulting in a decrease in Accumulated Other Nonowner Changes in Shareowners' Equity of approximately $606 million after-tax in 2002. Equity market returns and interest rates significantly impact the funded status of our pension plans. Based on future plan asset performance and interest rates, additional charges to equity might be required.

Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets)

To conduct our global business operations and execute our business strategy, we acquire tangible and intangible assets. We periodically evaluate the recoverability of the carrying amount of our long-lived assets (including property, plant and equipment and definite-lived intangible assets) whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recoverable. These events or changes in circumstances include business plans and forecasts, economic or competitive positions within an industry, as well as current operating performance and anticipated future performance based on a business' competitive position. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of a long-lived asset exceeds its fair value and are recognized in earnings. We continually apply our best judgment when applying the impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairment, and the fair value of an impaired long-lived asset group. The dynamic economic environment in which each of our businesses operate and the resulting assumptions used to estimate future cash flows impact the outcome of all impairment tests. For information on recognized impairment charges see the repositioning, litigation, business impairment and other charges section of this MD&A.

Sales Recognition on Long-Term Contracts

Sales under long-term contracts (primarily in our Aerospace and Automation and Control Solutions segments) are recorded on a percentage-of-completion method. This requires us to make judgments in estimating contract revenues, contract costs and progress toward completion. These judgments form the basis for our determinations regarding overall contract value, contract profitability and timing of revenue recognition. Revenue and cost estimates are monitored on an ongoing basis and revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident.

Aerospace Customer Incentives

Similar to most suppliers to commercial aircraft manufacturers and airlines, we offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2002, 2001 and 2000 were $662, $607 and $507 million, respectively, and are being recognized over the estimated minimum life of the aircraft (up to 25 years) as a reduction in future sales or increases in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of these amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft. For additional information see Notes 1 and 13 of Notes to Financial Statements.

Sales to the U.S. Government

Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $2,277, $2,491 and $2,219 million in 2002, 2001 and 2000, respectively. This included sales to the Department of Defense (DoD), as a prime contractor and subcontractor, of $1,833, $1,631 and $1,548 million in 2002, 2001 and 2000, respectively. Sales to the DoD accounted for 8.2, 6.9 and 6.2 percent of our total sales in 2002, 2001 and 2000, respectively. U.S. defense spending increased in 2002 and is also expected to increase in 2003.

Backlog

Our total backlog at year-end 2002 and 2001 was $7,332 and $7,178 million, respectively. We anticipate that approximately $6,194 million of the 2002 backlog will be filled in 2003. We believe that backlog is not necessarily a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

Inflation

Highly competitive market conditions have minimized inflation's impact on the selling prices of our products and the costs of our purchased materials. Cost increases for materials and labor have generally been low, and productivity enhancement programs, including repositioning actions and Six Sigma initiatives, have largely offset any impact.

Recent Accounting Pronouncements

See Note 1 of Notes to Financial Statements for a discussion of recent accounting pronouncements.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          Honeywell International Inc.

                                                                     Years Ended December 31,
                                                                   ---------------------------
(Dollars in Millions, Except Per Share Amounts)                      2002      2001      2000
----------------------------------------------------------------------------------------------
Net sales ......................................................   $22,274   $23,652   $25,023
----------------------------------------------------------------------------------------------
Costs, expenses and other
   Cost of goods sold ..........................................    17,615    20,125    18,673
   Selling, general and administrative expenses ................     2,757     3,064     3,134
   (Gain) loss on sale of non-strategic businesses .............       124        --      (112)
   Asbestos related litigation charges, net of insurance .......     1,548       159         7
   Business impairment charges .................................       877       145       410
   Equity in (income) loss of affiliated companies .............       (42)      193        89
   Other (income) expense ......................................        (4)      (17)      (57)
   Interest and other financial charges ........................       344       405       481
----------------------------------------------------------------------------------------------
                                                                    23,219    24,074    22,625
----------------------------------------------------------------------------------------------
Income (loss) before taxes .....................................      (945)     (422)    2,398
Tax expense (benefit) ..........................................      (725)     (323)      739
----------------------------------------------------------------------------------------------
Net income (loss) ..............................................   $  (220)  $   (99)  $ 1,659
==============================================================================================
Earnings (loss) per share of common stock--basic ...............   $ (0.27)  $ (0.12)  $  2.07
==============================================================================================
Earnings (loss) per share of common stock--assuming dilution ...   $ (0.27)  $ (0.12)  $  2.05
==============================================================================================

The Notes to Financial Statements are an integral part of this statement.

                           CONSOLIDATED BALANCE SHEET
                          Honeywell International Inc.

                                                                    December 31,
                                                                 -----------------
(Dollars in Millions)                                              2002      2001
----------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents .................................   $ 2,021   $ 1,393
   Accounts, notes and other receivables .....................     3,264     3,440
   Inventories ...............................................     2,953     3,355
   Deferred income taxes .....................................     1,296       972
   Other current assets ......................................       661       734
----------------------------------------------------------------------------------
      Total current assets ...................................    10,195     9,894
Investments and long-term receivables ........................       624       466
Property, plant and equipment -- net .........................     4,055     4,933
Goodwill -- net ..............................................     5,698     5,441
Other intangible assets -- net ...............................     1,074       915
Insurance recoveries for asbestos related liabilities ........     1,636        --
Deferred income taxes ........................................       533       145
Prepaid pension benefit cost .................................     2,675     1,643
Other assets .................................................     1,069       789
----------------------------------------------------------------------------------
      Total assets ...........................................   $27,559   $24,226
==================================================================================
LIABILITIES
Current liabilities:
   Accounts payable ..........................................   $ 1,912   $ 1,862
   Short-term borrowings .....................................        60       120
   Commercial paper ..........................................       201         3
   Current maturities of long-term debt ......................       109       416
   Accrued liabilities .......................................     4,292     3,819
----------------------------------------------------------------------------------
      Total current liabilities ..............................     6,574     6,220
Long-term debt ...............................................     4,719     4,731
Deferred income taxes ........................................       419       875
Postretirement benefit obligations other than pensions .......     1,684     1,845
Asbestos related liabilities .................................     2,700        --
Other liabilities ............................................     2,538     1,385

CONTINGENCIES
SHAREOWNERS' EQUITY
Capital -- common stock -- Authorized 2,000,000,000 shares
   (par value $1 per share):
   -- issued 957,599,900 shares ..............................       958       958
   -- additional paid-in capital .............................     3,409     3,015
Common stock held in treasury, at cost:
   2002 -- 103,106,750 shares; 2001 -- 142,633,419 shares ....    (3,783)   (4,252)
Accumulated other nonowner changes ...........................    (1,109)     (835)
Retained earnings ............................................     9,450    10,284
----------------------------------------------------------------------------------
      Total shareowners' equity ..............................     8,925     9,170
----------------------------------------------------------------------------------
      Total liabilities and shareowners' equity ..............   $27,559   $24,226
==================================================================================

The Notes to Financial Statements are an integral part of this statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          Honeywell International Inc.

                                                                            Years Ended December 31,
                                                                           --------------------------
(Dollars in Millions)                                                       2002      2001      2000
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss) ...................................................   $ (220)  $   (99)  $ 1,659
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         (Gain) loss on sale of non-strategic businesses ...............      124        --      (112)
         Repositioning and other charges ...............................      634     2,491       549
         Litton settlement payment, net of tax refund of $58 in 2002 ...     (162)     (220)       --
         Asbestos related litigation charges, net of insurance .........    1,548       159         7
         Business impairment charges ...................................      877       145       410
         Depreciation ..................................................      671       724       791
         Goodwill and indefinite-lived intangible asset amortization ...       --       204       206
         Undistributed earnings of equity affiliates ...................      (55)       (1)       (4)
         Deferred income taxes .........................................     (793)     (456)      414
         Net taxes paid on sales of businesses .........................       --       (42)      (97)
         Retirement benefit plans ......................................     (408)     (380)     (509)
         Other .........................................................      (46)     (178)     (201)
         Changes in assets and liabilities, net of the effects of
            acquisitions and divestitures:
               Accounts and notes receivable ...........................      181       651      (560)
               Inventories .............................................      333       168       (45)
               Other current assets ....................................       51        51       (73)
               Accounts payable ........................................       63      (400)      186
               Accrued liabilities .....................................     (418)     (821)     (632)
-----------------------------------------------------------------------------------------------------
                  Net cash provided by operating activities ............    2,380     1,996     1,989
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant and equipment ......................     (671)     (876)     (853)
   Proceeds from disposals of property, plant and equipment ............       41        46       127
   Decrease in investments .............................................       91        --        88
   (Increase) in investments ...........................................       --        --        (3)
   Cash paid for acquisitions ..........................................     (520)     (122)   (2,523)
   Proceeds from sales of businesses ...................................      183        44       467
   Decrease (increase) in short-term investments .......................        6         2       (17)
-----------------------------------------------------------------------------------------------------
                  Net cash (used for) investing activities .............     (870)     (906)   (2,714)
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net (decrease) increase in commercial paper .........................      198    (1,189)     (831)
   Net (decrease) increase in short-term borrowings ....................      (46)        9      (191)
   Proceeds from issuance of common stock ..............................       41        79       296
   Proceeds from issuance of long-term debt ............................        6     1,237     1,810
   Payments of long-term debt ..........................................     (428)     (390)     (389)
   Repurchases of common stock .........................................       --       (30)     (166)
   Cash dividends on common stock ......................................     (614)     (609)     (599)
   Other ...............................................................      (39)       --        --
-----------------------------------------------------------------------------------------------------
                  Net cash (used for) financing activities .............     (882)     (893)      (70)
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents ...................      628       197      (795)
Cash and cash equivalents at beginning of year .........................    1,393     1,196     1,991
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year ...............................   $2,021   $ 1,393   $ 1,196
=====================================================================================================

The Notes to Financial Statements are an integral part of this statement.

                 CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
                          Honeywell International Inc.

                                             Common                      Common Stock     Accumulated
                                         Stock Issued    Additional   Held in Treasury      Other                   Total
(In Millions, Except Per               ---------------    Paid-in    ----------------    Non-owner    Retained   Shareowners'
    Share Amounts)                      Shares   Amount   Capital     Shares    Amount     Changes     Earnings    Equity
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999.........    957.6    $958      $2,318     (162.4)  $(4,254)    $  (355)     $ 9,932      $8,599
Net income ..........................                                                                      1,659       1,659
Foreign exchange translation
   adjustments ......................                                                          (377)                    (377)
Unrealized holding gain on marketable
   securities .......................                                                             3                        3
                                                                                                                      ------
Nonowner changes in shareowners'
   equity ...........................                                                                                  1,285
Common stock issued for employee
   savings and option plans (including
   related tax benefits of $139).....                          464       16.0       120                                  584
Repurchases of common stock..........                                    (4.3)     (166)                                (166)
Cash dividends on common stock
   ($.75 per share) .................                                                                       (599)       (599)
Other owner changes .................                                     0.4         4                                    4
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000.........    957.6     958       2,782     (150.3)   (4,296)       (729)      10,992       9,707
Net loss.............................                                                                        (99)        (99)
Foreign exchange translation
   adjustments.......................                                                           (51)                     (51)
Minimum pension liability
   adjustment........................                                                           (47)                     (47)
Unrealized holding loss on marketable
   securities........................                                                            (3)                      (3)
Change in fair value of effective cash
   flow hedges ......................                                                            (5)                      (5)
                                                                                                                      ------
Nonowner changes in shareowners'
   equity ...........................                                                                                   (205)
Common stock issued for employee
   savings and option plans (including
   related tax benefits of $38)......                          225        8.1        71                                  296
Repurchases of common stock .........                                    (0.8)      (30)                                 (30)
Cash dividends on common stock
   ($.75 per share) .................                                                                       (609)       (609)
Other owner changes .................                            8        0.4         3                                   11
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001 ........    957.6     958       3,015     (142.6)   (4,252)       (835)      10,284       9,170
Net loss ............................                                                                       (220)       (220)
Foreign exchange translation
   adjustments ......................                                                           310                      310
Minimum pension liability
   adjustment .......................                                                          (606)                    (606)
Change in fair value of effective
   cash flow hedges .................                                                            22                       22
                                                                                                                      ------
Nonowner changes in shareowners'
   equity ...........................                                                                                   (494)
Common stock issued for employee
   savings and option plans (including
   related tax expense of $28) ......                          138        7.7        54                                  192
Common stock contributed to
   pension plans ....................                          286       31.5       414                                  700
Cash dividends on common stock
   ($.75 per share) .................                                                                       (614)       (614)
Other owner changes .................                          (30)        .3         1                                  (29)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002 ........    957.6    $958      $3,409     (103.1)  $(3,783)    $(1,109)     $ 9,450      $8,925
============================================================================================================================

The Notes to Financial Statements are an integral part of this statement.

                          NOTES TO FINANCIAL STATEMENTS
                          Honeywell International Inc.

(Dollars in Millions, Except Per Share Amounts)
--------------------------------------------------------------------------------

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Honeywell International Inc. is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products, specialty chemicals, fibers, and electronic and advanced materials. The following is a description of the significant accounting policies of Honeywell International Inc.

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

Investments

Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or cost. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected operating losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new cost basis.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired and, prior to January 1, 2002, was amortized on a straight-line basis over appropriate periods up to 40 years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to income, but instead be replaced with periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. With the adoption of SFAS No. 142, we reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, an amount related to a trademark in our automotive consumer products business was determined to be an indefinite-lived intangible asset because it is expected to generate cash flows indefinitely. There were no other adjustments made to the amortization period or residual values of other intangible assets. We also completed our goodwill impairment testing during the three months ended March 31, 2002 and determined that there was no impairment as of January 1, 2002. Additionally, we have elected to make March 31 the annual impairment assessment date for our reporting units and will perform additional impairment tests when events or changes in circumstances occur. See Note 13 for additional details.

Other Intangible Assets with Determinable Lives

Other intangible assets with determinable lives are amortized on a straight-line basis over the expected period benefited by future cash inflows up to 25 years.

Long-Lived Assets

We periodically evaluate the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and, economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also continually evaluate the estimated useful lives of all long-lived assets and periodically revise such estimates based on current events.

Sales Recognition

Product and service sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under long-term contracts in the Aerospace and Automation and Control Solutions segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues from contracts with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Aerospace Customer Incentives

We offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2002 and 2001 were $662 and $607 million, respectively, and are being recognized over the estimated minimum life of the aircraft (up to 25 years) as a reduction in future sales or increase in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of these amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft. See Note 13 for additional details.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 2002 were $75 and $360 million, respectively, and at December 31, 2001 were $81 and $375 million, respectively.

Research and Development

Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are classified as part of Cost of Goods Sold and were $757, $832 and $818 million in 2002, 2001 and 2000, respectively.

Stock-Based Compensation Plans

We account for our fixed stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Accordingly, no compensation cost is recognized for our fixed stock option plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) allows, but does not require, companies to record compensation cost for fixed stock option plans using a fair value based method. As permitted by SFAS No. 123, we elected to continue to account for compensation cost for our fixed stock option plans using the intrinsic value based method under APB No. 25. The following table sets forth pro forma information as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

                                                    2002     2001     2000
---------------------------------------------------------------------------
Net income (loss), as reported..................   $ (220)  $  (99)  $1,659
Deduct: Total stock-based employee
   compensation cost determined under fair
   value method for fixed stock option
   plans, net of related tax effects............      (64)     (85)     (75)
---------------------------------------------------------------------------
Pro forma net income (loss).....................   $ (284)  $ (184)  $1,584
===========================================================================
Earnings (loss) per share of common stock:
   Basic-- as reported..........................   $(0.27)  $(0.12)  $ 2.07
===========================================================================
   Basic-- pro forma............................   $(0.35)  $(0.23)  $ 1.98
===========================================================================
Earnings (loss) per share of common stock:
   Assuming dilution -- as reported.............   $(0.27)  $(0.12)  $ 2.05
===========================================================================
   Assuming dilution-- pro forma................   $(0.35)  $(0.23)  $ 1.96
===========================================================================

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S.

dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Nonowner Changes. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the exchange rate in effect on the date the assets were acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in earnings.

Derivative Financial Instruments

Derivative financial instruments are accounted for under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS No. 133). Under SFAS No. 133, all derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as hedges of the fair value of assets or liabilities, the changes in fair values of both the derivatives and the hedged items are recorded in current earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Nonowner Changes and subsequently recognized in earnings when the hedged items impact income. Changes in the fair value of derivatives not designated as hedges and the ineffective portion of cash flow hedges are recorded in current earnings.

Transfers of Financial Instruments

Sales, transfers and securitization of financial instruments are accounted for under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." We sell interests in designated pools of trade accounts receivables to third parties. The receivables are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to our subordinated interests and undivided interests retained in trade receivables sold is based on the relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the receivable collection period.

Income Taxes

Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures in the accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), the provisions of which are effective for any exit or disposal activities initiated by us after December 31, 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. The adoption of the provisions of SFAS No. 146 will impact the measurement and timing of costs associated with any exit and disposal activities initiated after December 31, 2002.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), the provisions of which are effective for us on January 1, 2003. SFAS No. 143 requires entities to recognize the fair value of a liability for tangible long-lived asset retirement obligations in the period incurred, if a reasonable estimate of fair value can be made. We estimate that our adoption of SFAS No. 143 as of January 1, 2003 will result in a cumulative effect expense adjustment of approximately $35 million.

In November 2002, The FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires us to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The disclosure provisions of FIN 45 are effective as of December 31, 2002 (see Note 21 for additional details). The provisions for initial recognition and measurement of the liability are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect the adoption of the provisions of FIN 45 will have a material effect on our consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which requires that the primary beneficiary of a variable interest entity (VIE) consolidate the VIE. We do not expect the adoption of the provisions of FIN 46 will have a material effect on our consolidated results of operations and financial position.

NOTE 2. ACQUISITIONS

We acquired businesses for an aggregate cost of $520, $122 and $2,646 million in 2002, 2001 and 2000, respectively. All our acquisitions were accounted for under the purchase method of accounting, and accordingly, the assets and liabilities of the acquired businesses were recorded at their estimated fair values at the dates of acquisition. Significant acquisitions made in these years are discussed below.

In October 2002 we acquired Invensys Sensor Systems (ISS) for approximately $416 million in cash with $115 million allocated to tangible net assets, $206 million allocated to goodwill and $95 million allocated to other intangible assets. ISS is a global supplier of sensors and controls used in the medical, office automation, aerospace, HVAC, automotive, off-road vehicle and consumer appliance industries. ISS is part of our Automation and Control Products business in our Automation and Control Solutions reportable segment and is expected to strengthen our product offerings in the high-growth medical and automotive-onboard segments. ISS had sales of approximately $253 million in 2002.

In February 2000 we acquired Pittway Corporation (Pittway) for approximately $2.2 billion in cash and the assumption of net debt with $652 million allocated to tangible net assets, $1.5 billion allocated to goodwill and $17 million allocated to other intangible assets. Pittway is a manufacturer and distributor of security and fire systems and other low-voltage products for homes and buildings. Its systems and products are marketed globally under the Ademco, Notifier, System Sensor, ADI, Northern Computers and other brand names. Pittway is part of our Security and Fire Solutions business in our Automation and Control Solutions reportable segment and gives us access to the higher growth security and fire systems business and allows us to offer integrated solutions combining climate controls with security and fire systems. Pittway had sales of approximately $1.6 billion in 1999.

In connection with all acquisitions in 2002, 2001 and 2000, the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material. The results of operations of all acquired businesses have been included in the consolidated results of Honeywell from their respective acquisition dates. The pro forma results for 2002, 2001 and 2000, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

NOTE 3. REPOSITIONING, LITIGATION, BUSINESS IMPAIRMENT AND OTHER CHARGES

A summary of repositioning, litigation, business impairment and other charges follows:

                                                          2002     2001    2000
--------------------------------------------------------------------------------
Severance ............................................   $  270   $  727   $157
Asset impairments ....................................      121      194    141
Exit costs ...........................................       62       95     40
Reserve adjustments ..................................      (76)    (119)   (46)
--------------------------------------------------------------------------------
   Total net repositioning charge ....................      377      897    292
--------------------------------------------------------------------------------
Asbestos related litigation charges, net of
   insurance .........................................    1,548      159      7
Litton litigation settlement .........................       --      440     --
Probable and reasonably estimable legal and
   environmental liabilities .........................       30      249     80
Business impairment charges ..........................      877      145    410
Customer claims and settlements of contract
   liabilities .......................................      152      310     93
Write-offs of receivables, inventories and other
   assets ............................................       60      335     84
Investment impairment charges ........................       15      112     --
Aerospace jet engine contract cancellation ...........       --      100     --
General Electric merger expenses .....................       --       42     --
Debt extinguishment loss .............................       --        6     --
--------------------------------------------------------------------------------
   Total repositioning, litigation, business
      impairment and other charges ...................   $3,059   $2,795   $966
================================================================================

The following table summarizes the pretax distribution of total repositioning, litigation, business impairment and other charges by income statement classification.

                                                          2002     2001    2000
--------------------------------------------------------------------------------
Cost of goods sold ...................................   $  561   $2,134    $413
Selling, general and administrative expenses .........       45      151      --
Asbestos related litigation charges, net of
   insurance .........................................    1,548      159       7
Business impairment charges ..........................      877      145     410
Equity in (income) loss of affiliated  companies .....       13      200     136
Other (income) expense ...............................       15        6      --
--------------------------------------------------------------------------------
                                                         $3,059   $2,795    $966
================================================================================

The following table summarizes the pretax impact of total repositioning, litigation, business impairment and other charges by reportable business segment.

                                                          2002     2001    2000
--------------------------------------------------------------------------------
Aerospace ............................................   $  146   $  895    $ 91
Automation and Control Solutions .....................      212      785     108
Specialty Materials ..................................      976      242     399
Transportation and Power Systems .....................      295      367     263
Corporate ............................................    1,430      506     105
--------------------------------------------------------------------------------
                                                         $3,059   $2,795    $966
================================================================================

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs were related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions of which approximately 2,900 positions have been eliminated as of December 31, 2002. These actions are expected to be completed by December 31, 2003. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are substantially complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation and Power Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

In 2000, we recognized a repositioning charge of $338 million related to announced global workforce reductions across all of our reportable segments, costs to close a chip package manufacturing plant and related workforce reductions. The charge also included asset impairments principally associated with the completion of previously announced plant shutdowns in our Specialty Materials reportable segment and closure of an affiliate's chemical manufacturing operations, and other environmental exit costs and period expenses. The announced workforce reductions consisted of approximately 2,800 manufacturing and administrative positions, which are complete. Asset impairments were principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Also, $46 million of previously established accruals, principally for severance, were returned to income in 2000 due to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Automation and Control Solutions and Aerospace reportable segments.

The following table summarizes the status of our total repositioning costs.

                                                                        Merger
                                     Severance      Asset       Exit   Fees and
                                       Costs     Impairments   Costs   Expenses    Total
----------------------------------------------------------------------------------------
Balance at December 31, 1999 .....     $ 424        $  --       $ 85     $ 58     $  567
----------------------------------------------------------------------------------------
2000 charges .....................       157          141         40       --        338
2000 usage .......................      (303)        (141)       (41)     (58)      (543)
Adjustments ......................       (42)          --         (4)      --        (46)
----------------------------------------------------------------------------------------
Balance at December 31, 2000 .....       236           --         80       --        316
----------------------------------------------------------------------------------------
2001 charges .....................       727          194         95       --      1,016
2001 usage .......................      (364)        (194)       (58)      --       (616)
Adjustments ......................      (115)          --         (4)      --       (119)
----------------------------------------------------------------------------------------
Balance at December 31, 2001 .....       484           --        113       --        597
----------------------------------------------------------------------------------------
2002 charges .....................       270          121         62       --        453
2002 usage .......................      (355)        (121)       (92)      --       (568)
Adjustments ......................       (74)          --         (2)      --        (76)
----------------------------------------------------------------------------------------
Balance at December 31, 2002 .....     $ 325        $  --       $ 81     $ --     $  406
========================================================================================

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held for use in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an

Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which is classified as assets held for disposal in Other Current Assets (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. -- See Note
21). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of North American Refractories Company (see Note 21). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain equity cost investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21), asbestos related litigation charges of $159 million (see Note 21), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories, and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with General Electric and redeemed our $200 million 5 3/4% dealer remarketable securities due 2011, resulting in a loss of $6 million.

In 2000, we identified certain business units and manufacturing facilities as non-core to our business strategy. As a result of this assessment, we implemented cost reduction initiatives and conducted discussions with potential acquirers of these businesses and assets. As part of this process, we evaluated the businesses and assets for possible impairment. As a result of our analysis, we recognized impairment charges in 2000 of $245 and $165 million principally related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets of our Friction Materials business and a chemical manufacturing facility, respectively. We recognized other charges consisting of probable and reasonably estimable environmental liabilities of $80 million, asbestos related litigation charges of $7 million, customer claims and settlements of contract liabilities of $93 million and write-offs of receivables, inventories and other assets of $84 million.

NOTE 4. GAIN (LOSS) ON SALE OF NON-STRATEGIC BUSINESSES

In 2002, we sold the following businesses:

                                                         Pretax       After-tax
                                                       gain (loss)   gain (loss)
--------------------------------------------------------------------------------
Automation and Control Solutions --
   Consumer Products ...............................      $(131)         $(10)
Specialty Materials -- Advanced Circuits ...........        (83)           18
Specialty Materials -- Pharmaceutical Fine
   Chemicals (PFC) .................................        (35)          108
Transportation and Power Systems -- Bendix
   Commercial Vehicle Systems (BCVS) ...............        125            79
--------------------------------------------------------------------------------
                                                          $(124)         $195
================================================================================

We realized proceeds of approximately $435 million in cash and investment securities on the sale of these businesses in 2002. Our Advanced Circuits and PFC businesses had a higher deductible tax basis than book basis which resulted in an after-tax gain. The divestitures of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively.

In 2000, as a result of a government mandate in connection with the merger of AlliedSignal and the former Honeywell, we sold the TCAS product line of the former Honeywell. We received approximately $215 million in cash resulting in a pretax gain of $112 million. The TCAS product line had annual sales of approximately $100 million.

NOTE 5. OTHER (INCOME) EXPENSE

                                                       Years Ended December 31,
                                                       ------------------------
                                                          2002   2001   2000
-------------------------------------------------------------------------------
Interest income and other ..........................      $(68)  $(50)  $(79)
Minority interests .................................         8     24     34
Foreign exchange (gain) loss .......................        56      9    (12)
-------------------------------------------------------------------------------
                                                          $ (4)  $(17)  $(57)
===============================================================================

NOTE 6. INTEREST AND OTHER FINANCIAL CHARGES

                                                       Years Ended December 31,
                                                       ------------------------
                                                          2002   2001   2000
-------------------------------------------------------------------------------
Total interest and other financial
   charges .........................................      $365   $422   $497
Less -- capitalized interest .......................       (21)   (17)   (16)
-------------------------------------------------------------------------------
                                                          $344   $405   $481
===============================================================================

Cash payments of interest during the years 2002, 2001 and 2000 were $352, $297 and $573 million, respectively.

The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 2002 and 2001 was 1.23 and 7.46 percent, respectively.

NOTE 7. INCOME TAXES

Income (loss) before taxes

                                                       Years Ended December 31,
                                                       ------------------------
                                                         2002     2001    2000
-------------------------------------------------------------------------------
United States ..... ................................   $(1,262)  $(751)  $1,842
Foreign ........... ................................       317     329      556
-------------------------------------------------------------------------------
                                                       $  (945)  $(422)  $2,398
===============================================================================

Tax expense (benefit)

                                                       Years Ended December 31,
                                                       ------------------------
                                                          2002    2001   2000
-------------------------------------------------------------------------------
United States ......................................     $(894)  $(472)  $508
Foreign ............................................       169     149    231
-------------------------------------------------------------------------------
                                                         $(725)  $(323)  $739
===============================================================================

                                                       Years Ended December 31,
                                                       ------------------------
                                                          2002    2001   2000
-------------------------------------------------------------------------------

Tax expense (benefit) consist of:
Current:
   United States ...................................     $(128)  $ (33)  $126
   State ...........................................        28      (1)     2
   Foreign .........................................       168     167    197
-------------------------------------------------------------------------------
                                                            68     133    325
-------------------------------------------------------------------------------
Deferred:
   United States ...................................      (726)   (350)   325
   State ...........................................       (68)    (88)    55
   Foreign .........................................         1     (18)    34
-------------------------------------------------------------------------------
                                                          (793)   (456)   414
-------------------------------------------------------------------------------
                                                         $(725)  $(323)  $739
===============================================================================

                                                       Years Ended December 31,
                                                       ------------------------
                                                         2002     2001    2000
-------------------------------------------------------------------------------
The U.S. statutory federal income tax rate is
   reconciled to our effective income tax rate as
   follows:
   Statutory U.S. federal income tax rate ..........    (35.0)%  (35.0)% 35.0%
   Taxes on foreign earnings over
      (under) U.S. tax rate(1) .....................     10.0     15.3    (.7)
   Asset basis differences .........................    (33.1)   (18.5)   2.5
   Nondeductible amortization ......................      2.4     13.4    2.8
   State income taxes(1) ...........................     (2.6)    (9.3)   1.3
   Tax benefits on export sales ....................     (8.5)   (25.4)  (5.0)
   ESOP dividend tax benefit .......................     (1.9)    (4.3)   (.7)
   Tax credits .....................................     (1.5)    (7.7)  (3.5)
   Equity income ...................................     (1.7)    (3.6)   (.4)
   All other items -- net ..........................     (4.8)    (1.5)   (.5)
-------------------------------------------------------------------------------
                                                        (76.7)%  (76.6)% 30.8%
===============================================================================

(1)  Net of changes in valuation allowance.

Deferred tax assets (liabilities)

                                                                  December 31,
                                                                 --------------
                                                                  2002     2001
-------------------------------------------------------------------------------
The principal components of deferred tax assets and
   (liabilities) are as follows:
   Property, plant and equipment basis differences ..........    $ (572)  $(878)
   Postretirement benefits other than pensions
      and postemployment benefits ...........................       781     828
   Investment and other asset basis differences .............      (192)   (219)
   Other accrued items ......................................       796     376
   Net operating losses .....................................       863     597
   U.S. net capital loss ....................................       196      --
   Tax credits ..............................................       253     167
   Undistributed earnings of subsidiaries ...................       (33)    (54)
   All other items -- net ...................................      (491)   (466)
-------------------------------------------------------------------------------
                                                                  1,601     351
   Valuation allowance ......................................      (191)   (111)
-------------------------------------------------------------------------------
                                                                 $1,410   $ 240
===============================================================================

The amount of federal tax net operating losses available for carryback or carryforward at December 31, 2002 was $1.1 billion, including $987 million generated in 2002. The current year's loss can be carried back five years or carried forward twenty years. Also, included are $118 million of loss carryforwards that were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2019. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. Various subsidiaries have state tax net operating loss carryforwards of $4.2 billion at December 31, 2002 with varying expiration dates through 2022. We also have foreign net operating losses of $1.2 billion which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

In 2002, we reported a U.S. net capital loss of $559 million. This loss will be carried back to 1999 and 2000 where there are sufficient capital gains to absorb this loss.

We have U.S. tax credit carryforwards of $101 million at December 31, 2002, including carryforwards of $71 million with various expiration dates through 2022, and tax credits of $30 million which are not subject to expiration. In addition, we have $152 million of foreign tax credits available for carryback or carryforward at December 31, 2002.

The increase in the valuation allowance of $80 million in 2002 was primarily due to foreign tax credits which are not expected to be realized and state tax net operating loss carryforwards (net of federal impact) which we believe will expire unutilized. The portion of the valuation allowance charged to contributed capital was $18 million (net of federal impact), therefore the future realization of any of these tax benefits will be allocated to contributed capital.

Deferred income taxes have not been provided on approximately $2.2 billion of undistributed earnings of foreign affiliated companies, which are considered to be permanently reinvested. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Cash payments (refunds) of income taxes during the years 2002, 2001 and 2000 were $(14), $79 and $442 million, respectively.

NOTE 8. EARNINGS (LOSS) PER SHARE

The following table sets forth the computations of basic and diluted earnings
(loss) per share:

                                              Net          Average     Per Share
                                         Income (Loss)      Shares       Amount
--------------------------------------------------------------------------------
2002
Earnings (loss) per share of common
   stock -- basic ....................       $ (220)     820,292,870     $(0.27)
Dilutive securities issuable in
   connection with stock plans .......                            --
--------------------------------------------------------------------------------
Earnings (loss) per share of common
   stock -- assuming dilution ........       $ (220)     820,292,870     $(0.27)
================================================================================

2001
Earnings (loss) per share of common
   stock -- basic ....................       $  (99)     812,273,417     $(0.12)
Dilutive securities issuable in
   connection with stock plans .......                            --
--------------------------------------------------------------------------------
Earnings (loss) per share of common
   stock -- assuming dilution ........       $  (99)     812,273,417     $(0.12)
================================================================================

2000
Earnings per share of common
   stock -- basic ....................       $1,659      800,317,543     $ 2.07
Dilutive securities issuable in
   connection with stock plans .......                     9,149,959
--------------------------------------------------------------------------------
Earnings per share of common
   stock -- assuming dilution ........       $1,659      809,467,502     $ 2.05
================================================================================

As a result of the net loss for 2002 and 2001, 2,527,229 and 4,269,601, respectively, of dilutive securities issuable in connection with stock plans have been excluded from the diluted loss per share calculations because their effect would reduce the loss per share. In 2000, the diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 2000, the number of stock options not included in the computation was 14,563,673. These stock options were outstanding at the end of 2000.

NOTE 9. ACCOUNTS, NOTES AND OTHER RECEIVABLES

                                                                   December 31,
                                                                 ---------------
                                                                  2002     2001
--------------------------------------------------------------------------------
Trade ........................................................   $3,064   $3,168
Other ........................................................      347      400
--------------------------------------------------------------------------------
                                                                  3,411    3,568
Less -- Allowance for doubtful accounts ......................     (147)    (128)
--------------------------------------------------------------------------------
                                                                 $3,264   $3,440
================================================================================

We sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $120 million at December 31, 2002 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. New receivables are sold under the agreement as previously sold receivables are collected. Losses are recognized when our interest in the receivables are sold. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. We are compensated for our services in the collection and administration of the receivables.

                                                                    December 31,
                                                                   -------------
                                                                    2002    2001
--------------------------------------------------------------------------------
Designated pools of trade receivables ..........................   $ 911   $ 803
Interest sold to third parties .................................    (500)   (500)
--------------------------------------------------------------------------------
Retained interest ..............................................   $ 411   $ 303
================================================================================

Losses on sales of receivables were $10, $22 and $34 million in 2002, 2001 and 2000, respectively. No credit losses were incurred during those years.

NOTE 10. INVENTORIES

                                                                   December 31,
                                                                 ---------------
                                                                  2002     2001
--------------------------------------------------------------------------------
Raw materials ................................................   $  936   $1,024
Work in process ..............................................      804      869
Finished products ............................................    1,361    1,603
--------------------------------------------------------------------------------
                                                                  3,101    3,496
Less --
Progress payments ............................................      (28)     (25)
Reduction to LIFO cost basis .................................     (120)    (116)
--------------------------------------------------------------------------------
                                                                 $2,953   $3,355
================================================================================

Inventories valued at LIFO amounted to $146 and $136 million at December 31, 2002 and 2001, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $120 and $116 million higher at December 31, 2002 and 2001, respectively.

NOTE 11. INVESTMENTS AND LONG-TERM RECEIVABLES

                                                                    December 31,
                                                                    ------------
                                                                     2002   2001
--------------------------------------------------------------------------------
Investments .....................................................    $160   $312
Long-term receivables ...........................................     464    154
--------------------------------------------------------------------------------
                                                                     $624   $466
================================================================================

There were no equity securities classified as available-for-sale at December 31, 2002. The fair value and cost basis of equity securities classified as available-for-sale at December 31, 2001 was $92 million.

NOTE 12. PROPERTY, PLANT AND EQUIPMENT

                                                                  December 31,
                                                               -----------------
                                                                 2002      2001
--------------------------------------------------------------------------------
Land and improvements ......................................   $   297   $   316
Machinery and equipment ....................................     8,646     8,874
Buildings and improvements .................................     1,836     1,968
Construction in progress ...................................       378       523
--------------------------------------------------------------------------------
                                                                11,157    11,681
Less -- Accumulated depreciation and amortization ..........    (7,102)   (6,748)
--------------------------------------------------------------------------------
                                                               $ 4,055   $ 4,933
================================================================================

Depreciation expense was $671, $724 and $791 million in 2002, 2001 and 2000, respectively.

NOTE 13. GOODWILL AND OTHER INTANGIBLES -- NET

The change in the carrying amount of goodwill for the year ended December 31, 2002 by reportable segment is as follows:

                                                                          Currency
                           December 31,                                 Translation  December 31,
                               2001       Acquisitions   Divestitures    Adjustment       2002
-------------------------------------------------------------------------------------------------
Aerospace ..............      $1,595          $ 46           $ --           $ 3          $1,644
Automation and
   Control Solutions ...       2,461           211            (13)           19           2,678
Specialty Materials ....         861            --            (24)           12             849
Transportation and
   Power Systems .......         524            --             --             3             527
-------------------------------------------------------------------------------------------------
                              $5,441          $257           $(37)          $37          $5,698
=================================================================================================

Intangible assets are comprised of:

                                                         December 31, 2002
                                                ----------------------------------
                                                  Gross                      Net
                                                Carrying    Accumulated   Carrying
                                                 Amount    Amortization    Amount
----------------------------------------------------------------------------------
Intangible assets with determinable lives:
   Investments in Aerospace customer
      incentives ............................    $  769        $(107)      $  662
   Patents and trademarks ...................       411         (286)         125
   Other ....................................       433         (183)         250
----------------------------------------------------------------------------------
                                                  1,613         (576)       1,037
----------------------------------------------------------------------------------
Trademark with indefinite life ..............        46           (9)          37
----------------------------------------------------------------------------------
                                                 $1,659        $(585)      $1,074
==================================================================================

                                              December 31, 2001
                                     ----------------------------------
                                       Gross                      Net
                                     Carrying    Accumulated   Carrying
                                      Amount    Amortization    Amount
-----------------------------------------------------------------------
Intangible assets with
   determinable lives:
   Investments in Aerospace
      customer incentives ........    $  685        $ (78)       $607
   Patents and trademarks ........       412         (276)        136
   Other .........................       320         (185)        135
-----------------------------------------------------------------------
                                       1,417         (539)        878
-----------------------------------------------------------------------
Trademark with indefinite life ...        46           (9)         37
-----------------------------------------------------------------------
                                      $1,463        $(548)       $915
=======================================================================

Intangible assets amortization expense was $59, $56 and $60 million in 2002, 2001 and 2000, respectively. Estimated intangible assets amortization expense for each of the five succeeding years approximates $60 million.

In accordance with SFAS No. 142, prior year amounts were not restated. A reconciliation of the previously reported net income (loss) and earnings (loss) per share to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows:

                                                    Years Ended
                                                    December 31,
                                                  ---------------
                                                   2001     2000
-----------------------------------------------------------------
Net Income (Loss)
Reported net income (loss) ....................   $  (99)  $1,659
Amortization adjustment .......................      196      197
-----------------------------------------------------------------
Adjusted net income ...........................   $   97   $1,856
=================================================================
Earnings (loss) per share of common
   stock-- basic
Reported earnings (loss) per share -- basic ...   $(0.12)  $ 2.07
Amortization adjustment .......................     0.24     0.25
-----------------------------------------------------------------
Adjusted earnings per share -- basic ..........   $ 0.12   $ 2.32
=================================================================
Earnings (loss) per share of common
   stock -- assuming dilution
Reported earnings (loss) per
   share -- assuming dilution .................   $(0.12)  $ 2.05
Amortization adjustment .......................     0.24     0.24
-----------------------------------------------------------------
Adjusted earnings per share --
   assuming dilution ..........................   $ 0.12   $ 2.29
=================================================================

NOTE 14. ACCRUED LIABILITIES

                                                      December 31,
                                                    ---------------
                                                     2002     2001
-------------------------------------------------------------------
Compensation and benefit costs ..................   $  440   $  638
Customer advances ...............................      458      489
Income taxes ....................................       56       31
Environmental costs .............................       75       81
Asbestos related liabilities ....................      741      182
Litton litigation settlement ....................       --      220
Severance .......................................      325      484
Product warranties and performance guarantees ...      179      178
Other ...........................................    2,018    1,516
-------------------------------------------------------------------
                                                    $4,292   $3,819
===================================================================

NOTE 15. LONG-TERM DEBT AND CREDIT AGREEMENTS

                                                      December 31,
                                                    ---------------
                                                     2002     2001
-------------------------------------------------------------------
6.875% notes due 2005 ...........................   $  750   $  750
5.25% notes due 2006 ............................      282      247
8 5/8% debentures due 2006 ......................      100      100
5 1/8% notes due 2006 ...........................      500      500
7.0% notes due 2007 .............................      350      350
7 1/8% notes due 2008 ...........................      200      200
6.20% notes due 2008 ............................      200      200
Zero coupon bonds and money multiplier notes,
   13.0% - 14.26%, due 2009 .....................      100      100
7.50% notes due 2010 ............................    1,000    1,000
6 1/8% notes due 2011 ...........................      500      500
Industrial development bond obligations,
   4.40% - 6.75%, maturing at various dates
   through 2036 .................................       86       80
6 5/8% debentures due 2028 ......................      216      216
9.065% debentures due 2033 ......................       51       51
Other (including capitalized leases),
   1.54% - 12.50%, maturing at various
   dates through 2033 ...........................      384      437
-------------------------------------------------------------------
                                                    $4,719   $4,731
===================================================================

The schedule of principal payments on long-term debt is as follows:

                                     At December 31,
                                     ---------------
                                           2002
----------------------------------------------------
2003 .............................        $  109
2004 .............................            30
2005 .............................           925
2006 .............................           899
2007 .............................           356
Thereafter                                 2,509
----------------------------------------------------
                                           4,828
Less-- current portion ...........          (109)
----------------------------------------------------
                                          $4,719
====================================================

We maintain $2 billion of bank revolving credit facilities with a group of banks which are comprised of: (a) a $1 billion Five-Year Credit Agreement and (b) a $1 billion 364-Day Credit Agreement. The credit agreements are maintained for general corporate purposes including support for the issuance of commercial paper. We had no balance outstanding under either agreement at December 31, 2002.

Neither of the credit agreements restricts our ability to pay dividends and neither contains financial covenants. The failure to comply with customary conditions or the occurrence of customary events of default contained in the credit agreements would prevent any further borrowings and would generally require the repayments of any outstanding borrowings under such credit agreements. Such events of default include (a) non-payment of credit agreement debt and interest, (b) noncompliance with the terms of the credit agreement covenants, (c) default on other debt in certain circumstances, (d) bankruptcy and (e) defaults upon obligations under the Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend under the credit agreements if any person or group acquires beneficial ownership of 30 percent or more of our voting stock or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Loans under the Five-Year Credit Agreement are required to be repaid no later than December 2, 2004. We have agreed to pay a facility fee of 0.065 percent per annum on the aggregate commitment for the Five-Year Credit Agreement.

Interest on borrowings under the Five-Year Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or
0.5 percent above the Federal funds rate or (c) the Eurocurrency rate plus 0.135 percent (applicable margin).

The commitments under the 364-Day Credit Agreement terminate on November 26, 2003. If the credit facility is drawn, any outstanding balance on November 26, 2003 may be converted to a one year term loan at our option. We have agreed to pay a facility fee of 0.06 percent per annum on the aggregate commitment for the 364-Day Credit Agreement, and we have paid upfront fees of 0.04 percent.

Interest on borrowings under the 364-Day Credit Agreement would be determined, at our option, by (a) an auction bidding procedure; (b) the highest of the floating base rate of the agent bank, 0.5 percent above the average CD rate, or
0.5 percent above the Federal funds rate or (c) the Eurocurrency rate plus 0.24 percent (applicable margin). The applicable margin on and after the term loan conversion is 0.60 percent.

The facility fee and the applicable margin over the Eurocurrency rate on both the Five-Year Credit Agreement and the 364-Day Credit Agreement are subject to increase or decrease if our long-term debt ratings change, but the revolving credit facilities are not subject to termination based on a decrease in our debt ratings.

NOTE 16. LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

                                     At December 31,
                                     ---------------
                                           2002
----------------------------------------------------
2003 .............................        $  310
2004 .............................           265
2005 .............................           204
2006 .............................           145
2007 .............................           119
Thereafter .......................           331
----------------------------------------------------
                                          $1,374
====================================================

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years, and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. In certain instances, to obtain favorable financing terms from lessors, we used variable interest entities (as defined in FIN 46) to finance leased property. At December 31, 2002, we were leasing aircraft, equipment, land and buildings with related liabilities of approximately $320 million on which we provided residual value guarantees on the leased assets of approximately $265 million. Pursuant to FIN 46, we must consolidate all variable interest entities in which we are the primary beneficiary no later than July 1, 2003. We do not expect that any of our commitments under the lease agreements will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Rent expense was $274, $321 and $306 million in 2002, 2001 and 2000, respectively.

NOTE 17. FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to market risks from changes in interest and foreign currency exchange rates and commodity prices, which may adversely affect our operating results and financial position. We minimize our risks from interest and foreign currency exchange rate and commodity price fluctuations through our normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Credit and Market Risk

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. While concentrations of credit risk associated with our trade accounts and notes receivable are considered minimal due to our diverse customer base, a significant portion of our customers are in the commercial air transport industry (aircraft manufacturers and airlines) accounting for approximately 17 percent of our consolidated sales in 2002. Following the abrupt downturn in the aviation industry after the terrorist attacks on September 11, 2001 and the already weak economy, we modified terms and conditions of our credit sales to mitigate or eliminate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

Foreign Currency Risk Management

We conduct our business on a multinational basis in a wide variety of foreign currencies. Our exposure to market risk for changes in foreign currency exchange rates arises from international financing activities between subsidiaries, foreign currency denominated monetary assets and liabilities and anticipated transactions arising from international trade. Our objective is to preserve the economic value of cash flows in non-functional currencies. We attempt to have all transaction exposures hedged with natural offsets to the fullest extent possible and, once these opportunities have been exhausted, through foreign currency forward and option agreements with third parties. Our principal currency exposures relate to the Euro, the British pound, the Canadian dollar, and the U.S. dollar.

We hedge monetary assets and liabilities denominated in foreign currencies. Prior to conversion into U.S dollars, these assets and liabilities are remeasured at spot exchange rates in effect on the balance sheet date. The effects of changes in spot rates are recognized in earnings and included in Other (Income) Expense. We hedge our exposure to changes in foreign exchange rates principally with forward contracts. Forward contracts are marked-to-market with the resulting gains and losses similarly recognized in earnings offsetting the gains and losses on the foreign currency denominated monetary assets and liabilities being hedged.

We partially hedge forecasted 2003 sales and purchases denominated in foreign currencies with currency forward contracts. When the dollar strengthens against foreign currencies, the decline in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of gains (sales) and losses (purchases), respectively, in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens against foreign currencies, the increase in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of losses (sales) and gains (purchases), respectively, in the value of the forward contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. Deferred gains and losses on forward contracts, used to hedge forecasted sales and purchases, were $2 and $1 million, respectively, at December 31, 2002. The deferred gains and losses are expected to be reclassified into Sales and Cost of Goods Sold within the next twelve months. All open forward contracts mature by December 31, 2003.

At December 31, 2002 and 2001, we had contracts with notional amounts of $1,203 and $1,507 million, respectively, to exchange foreign currencies, principally in the Euro countries and Great Britain.

Commodity Price Risk Management

Our exposure to market risk for commodity prices arises from changes in our cost of production. We mitigate our exposure to commodity price risk through the use of long-term, firm-price contracts with our suppliers and forward commodity purchase agreements with third parties hedging anticipated purchases of several commodities (principally natural gas). Forward commodity purchase agreements are marked-to-market, with the resulting gains and losses recognized in earnings when the hedged transaction is recognized.

Interest Rate Risk Management

We use a combination of financial instruments, including medium-term and short-term financing, variable-rate commercial paper, and interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2002 and 2001, interest rate swap agreements designated as fair value hedges effectively changed $1,132 and $1,096 million, respectively, of fixed rate debt at an average rate of 6.51 and 6.55 percent, respectively, to LIBOR based floating rate debt. Our interest rate swaps mature through 2007.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade accounts and notes receivables, payables, commercial paper and short-term borrowings contained in the Consolidated Balance Sheet approximates fair value. Summarized below are the carrying values and fair values of our other financial instruments at December 31, 2002 and 2001. The fair values are based on the quoted market prices for the issues (if traded), current rates offered to us for debt of the same remaining maturity and characteristics, or other valuation techniques, as appropriate.

                                    December 31, 2002    December 31, 2001
--------------------------------------------------------------------------
                                   Carrying     Fair    Carrying     Fair
                                     Value     Value      Value     Value
--------------------------------------------------------------------------
Assets
   Available-for-sale equity
      securities................    $    --   $    --    $    92   $    92
   Long-term receivables........        464       443        154       145
   Interest rate swap
      agreements................         76        76          5         5
   Foreign currency exchange
      contracts.................          8         8          5         5
   Forward commodity
      contracts.................          5         5          1         1
Liabilities
   Long-term debt and related
      current maturities
      (excluding capitalized
      leases)...................    $(4,812)  $(5,261)   $(5,121)  $(5,407)
   Interest rate swap
      agreements................         --        --        (10)      (10)
   Foreign currency exchange
      contracts.................        (16)      (16)       (11)      (11)
   Forward commodity
      contracts.................         --        --         (7)       (7)
==========================================================================

NOTE 18. CAPITAL STOCK

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

We are authorized to issue up to 40,000,000 shares of preferred stock, without par value, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2002, there was no preferred stock outstanding.

NOTE 19. OTHER NONOWNER CHANGES IN SHAREOWNERS' EQUITY

Total nonowner changes in shareowners' equity are included in the Consolidated Statement of Shareowners' Equity. The components of Accumulated Other Nonowner Changes are as follows:

                                                          After-
                                          Pretax    Tax     Tax
----------------------------------------------------------------
Year Ended December 31, 2002
Unrealized gains on securities
   available-for-sale..................    $  --   $ --    $  --
Reclassification adjustment for gains
   on securities available-for-sale
   included in net income..............       --     --       --
----------------------------------------------------------------
Net unrealized gains arising
   during the year.....................       --     --       --
Foreign exchange translation
   adjustments.........................      310     --      310
Change in fair value of effective
   cash flow hedges....................       35    (13)      22
Minimum pension liability
   adjustment..........................     (956)   350     (606)
----------------------------------------------------------------
                                           $(611)  $337    $(274)
================================================================

Year Ended December 31, 2001
Unrealized losses on securities
   available-for-sale..................    $  (4)  $  1    $  (3)
Reclassification adjustment for losses
   on securities available-for-sale
   included in net income..............       --     --       --
----------------------------------------------------------------
Net unrealized losses arising
   during the year.....................       (4)     1       (3)
Foreign exchange translation
   adjustments.........................      (51)    --      (51)
Change in fair value of effective
   cash flow hedges....................       (8)     3       (5)
Minimum pension liability
   adjustment..........................      (78)    31      (47)
----------------------------------------------------------------
                                           $(141)  $ 35    $(106)
================================================================
Year Ended December 31, 2000
Unrealized gains on securities
   available-for-sale..................    $   4   $ (1)   $   3
Reclassification adjustment for gains
   on securities available-for-sale
   included in net income..............       --     --       --
----------------------------------------------------------------
Net unrealized gains arising
   during the year.....................        4     (1)       3
Foreign exchange translation
   adjustments.........................     (377)    --     (377)
----------------------------------------------------------------
                                           $(373)  $ (1)   $(374)
================================================================

The components of Accumulated Other Nonowner Changes are as follows:

                                                                     December 31,
                                                                -----------------------
                                                                  2002     2001    2000
---------------------------------------------------------------------------------------
Cumulative foreign exchange
   translation adjustment ...................................   $  (413)  $(723)  $(672)
Unrealized holding gains on securities
   available-for-sale .......................................        --      --       3
Change in fair value of effective
   cash flow hedges .........................................        17      (5)     --
Minimum pension liability ...................................      (713)   (107)    (60)
---------------------------------------------------------------------------------------
                                                                $(1,109)  $(835)  $(729)
=======================================================================================

NOTE 20. STOCK-BASED COMPENSATION PLANS

We have stock plans available to grant incentive stock options, non-qualified stock options and stock appreciation rights to officers and employees.

Fixed Stock Options

The exercise price, term and other conditions applicable to each option granted under the stock plans are generally determined by the Management Development and Compensation Committee of the Board. The options are granted at a price equal to our stock's fair market value on the date of grant. The options generally become exercisable over a three-year period and expire after ten years.

The following table summarizes information about stock option activity for the three years ended December 31, 2002:

                                                    Weighted
                                                     Average
                                       Number of    Exercise
                                        Options      Price
------------------------------------------------------------
Outstanding at December 31, 1999 ..    56,040,503    $36.81
   Granted ........................     4,506,804     45.68
   Exercised ......................   (12,115,659)    23.22
   Lapsed or canceled .............    (2,431,324)    52.87
------------------------------------------------------------
Outstanding at December 31, 2000 ..    46,000,324     40.36
   Granted ........................    15,479,120     36.23
   Exercised ......................    (3,121,867)    21.49
   Lapsed or canceled .............    (4,477,952)    51.24
------------------------------------------------------------
Outstanding at December 31, 2001 ..    53,879,625     39.37
   Granted ........................     2,996,005     33.61
   Exercised ......................    (1,692,005)    18.15
   Lapsed or canceled .............    (3,168,916)    43.14
------------------------------------------------------------
Outstanding at December 31, 2002 ..    52,014,709     39.50
============================================================

The following table summarizes information about stock options outstanding at December 31, 2002:

                                     Options Outstanding           Options Exercisable
                              ----------------------------------------------------------
                                                       Weighted                 Weighted
                                            Weighted    Average                  Average
                                 Number      Average   Exercise      Number     Exercise
Range of exercise prices      Outstanding    Life(1)     Price    Exercisable    Price
----------------------------------------------------------------------------------------
$16.00 - $29.79 ...........     8,796,515      2.3      $20.88      7,545,015    $20.76
$30.14 - $39.94 ...........    24,086,509      7.4       36.10     14,583,207     36.39
$40.02 - $49.97 ...........    10,265,929      6.0       43.39      9,286,785     43.09
$50.13 - $66.73 ...........     8,865,756      6.9       62.66      6,764,201     62.62
----------------------------------------------------------------------------------------
                               52,014,709      6.2       39.50     38,179,208     39.58
========================================================================================

(1)  Average remaining contractual life in years.

There were 30,142,728 and 26,998,346 options exercisable at weighted average exercise prices of $37.66 and $32.06 at December 31, 2001 and 2000, respectively. There were 19,524,057 shares available for future grants under the terms of our stock option plans at December 31, 2002.

The following table sets forth fair value per share information, including related assumptions, used to determine compensation cost (see Note 1) consistent with the requirements of SFAS No. 123.

                                                        2002     2001     2000
-------------------------------------------------------------------------------
Weighted average fair value per share of options
   granted during the year(1) ......................   $12.64   $13.71   $18.21
Assumptions:
   Historical dividend yield .......................      1.9%     1.5%     1.4%
   Historical volatility ...........................     43.8%    40.9%    27.8%
   Risk-free rate of return ........................      4.2%     5.2%     6.4%
   Expected life (years) ...........................      5.0      5.0      5.0
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

RSU's issued were 1,777,700, 186,500 and 1,374,640 in 2002, 2001 and 2000,
respectively. There were 2,342,960, 1,580,091 and 2,449,749 RSU's outstanding, with a weighted average grant date fair value per share of $37.12, $43.49 and $47.33 at December 31, 2002, 2001 and 2000, respectively.

Non-Employee Directors' Plan

We also have a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. Each new director receives a one-time grant of 3,000 shares of common stock, subject to specific restrictions.

The Directors' Plan provides for an annual grant to each director of options to purchase 2,000 shares of common stock at the fair market value on the date of grant. We have set aside 450,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and expire after ten years.

Employee Stock Match Plans

We sponsor employee savings plans under which we match, in the form of our common stock, certain eligible U.S. employee savings plan contributions. Shares issued under the stock match plans were 5.6, 4.9 and 3.9 million in 2002, 2001 and 2000, respectively, at a cost of $173, $185 and $161 million, respectively.

NOTE 21. COMMITMENTS AND CONTINGENCIES

Shareowner Litigation

Honeywell and seven of its current and former officers were named as defendants in several purported class action lawsuits filed in the United States District Court for the District of New Jersey (the Securities Law Complaints). The Securities Law Complaints principally allege that the defendants violated federal securities laws by purportedly making false and misleading statements and by failing to disclose material information concerning Honeywell's financial performance, thereby allegedly causing the value of Honeywell's stock to be artificially inflated. On January 15, 2002, the District Court dismissed the consolidated complaint against four of Honeywell's current and former officers. The Court has granted plaintiffs' motion for class certification defining the purported class as all purchasers of Honeywell stock between December 20, 1999 and June 19, 2000.

The parties have agreed to participate in a two day settlement mediation in April, 2003 in an attempt to resolve the cases without resort to a trial. All significant discovery in the cases has been stayed pending further order of the court.

Notwithstanding our agreement to mediate, we believe there is no factual or legal basis for the allegations in the Securities Law Complaints. Although it is not possible at this time to predict the litigation outcome of these cases, we expect to prevail if the cases are not resolved through mediation. However, an adverse litigation outcome could be material to our consolidated financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter no provision has been made in our financial statements with respect to this contingent liability.

Environmental Matters

We are subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to our employees and employees of our customers and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually at our owned sites, and jointly as a member of industry groups at non-owned sites, to determine the feasibility of various remedial techniques to address environmental matters. It is our policy to record appropriate liabilities for environmental matters when environmental assessments are made or remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. With respect to site contamination, the timing of these accruals is generally no later than the completion of feasibility studies. We expect to fund expenditures for these matters from operating cash flow. The timing of cash expenditures depends on a number of factors, including the timing of litigation and settlements of personal injury and property damage claims, regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations. However, considering our past experience and existing reserves, we do not expect that these matters will have a material adverse effect on our consolidated financial position.

Asbestos Matters

Like many other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. We did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos related disease in the vast majority of claimants. Rather, we made several products that contained small amounts of asbestos.

Honeywell's Bendix Friction Materials business manufactured automotive brake pads that included asbestos in an encapsu-lated form. There is a group of potential claimants consisting largely of professional brake mechanics. From 1981 through December 31, 2002, we have resolved approximately 60,000 Bendix claims at an average indemnity cost per claim of approximately two thousand dollars. Through the second quarter of 2002, Honeywell had no out-of-pocket costs for these cases since its insurance deductible was satisfied many years ago. Beginning with claim payments made in the third quarter of 2002, Honeywell began advancing indemnity and defense claim costs which amounted to approximately $70 million in payments in the second half of 2002. A substantial portion of this amount is expected to be reimbursed by insurance and $57 million has been recorded as a receivable. There are currently approximately 50,000 claims pending and we have no reason to believe that the historic rate of dismissal will change.

On January 30, 2003, Honeywell and Federal-Mogul Corp. (Federal-Mogul) entered into a letter of intent (LOI) pursuant to which Federal-Mogul would acquire Honeywell's automotive Bendix Friction Materials (Bendix) business, with the exception of certain U.S. based assets. In exchange, Honeywell would receive a permanent channeling injunction shielding it from all current and future personal injury asbestos liabilities related to Honeywell's Bendix business.

Federal-Mogul, its U.S. subsidiaries and certain of its United Kingdom subsidiaries voluntarily filed for financial restructuring under Chapter 11 of the U.S. Bankruptcy Code in October 2001. Federal-Mogul will seek to establish one or more trusts under Section 524(g) of the U.S. Bankruptcy Code as part of its reorganization plan, including a trust for the benefit of Bendix asbestos claimants. The reorganization plan to be submitted to the Bankruptcy Court for approval will contemplate that the U.S. Bankruptcy Court in Delaware would issue an injunction in favor of Honeywell that would channel to the Bendix 524(g) trust all present and future asbestos claims relating to Honeywell's Bendix business. The 524(g) trust created for the benefit of the Bendix claimants would receive the rights to proceeds from Honeywell's Bendix related insurance policies and would make these proceeds available to the Bendix claimants. Honeywell would have no obligation to contribute any additional amounts toward the settlement or resolution of Bendix related asbestos claims.

In the fourth quarter of 2002, we recorded a charge of $167 million consisting of a $131 million reserve for the sale of Bendix to Federal-Mogul, our estimate of asbestos related liability net of insurance recoveries and costs to complete the anticipated transaction with Federal-Mogul. Completion of the transaction contemplated by the LOI is subject to the negotiation of definitive agreements, the confirmation of Federal-Mogul's plan of reorganization by the Bankruptcy Court, the issuance of a final, non-appealable 524(g) channeling injunction permanently enjoining any Bendix related asbestos claims against Honeywell, and the receipt of all required governmental approvals. We do not believe that completion of such transaction would have a material adverse impact on our consolidated results of operations or financial position. There can be no assurance, however, that the transaction contemplated by the LOI will be completed. Honeywell presently has $2 billion of insurance coverage remaining with respect to Bendix related asbestos claims. Although it is impossible to predict the outcome of pending or future claims, in light of our potential exposure, our prior experience in resolving these claims, and our insurance coverage, we do not believe that the Bendix related asbestos claims will have a material adverse effect on our consolidated financial position.

Another source of claims is refractory products (high temperature bricks and cement) sold largely to the steel industry in the East and Midwest by North American Refractories Company (NARCO), a business we owned from 1979 to 1986. Less than 2 percent of NARCO's products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale agreement). NARCO retained all liability for all other claims. NARCO had resolved approximately 176,000 claims through January 4, 2002, the date NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, at an average cost per claim of two thousand two hundred dollars. Of those claims, 43 percent were dismissed on the ground that there was insufficient evidence that NARCO was responsible for the claimant's asbestos exposure. As of the date of NARCO's bankruptcy filing, there were approximately 116,000 remaining claims pending against NARCO, including approximately 7 percent in which Honeywell was also named as a defendant. Since 1983, Honeywell and our insurers have contributed to the defense and settlement costs associated with NARCO claims. We have approximately $2 billion of insurance remaining that can be specifically allocated to NARCO related liability.

As a result of the NARCO bankruptcy filing, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO. In addition, because the claims pending against Honeywell necessarily will impact the liabilities of NARCO, because the insurance policies held by Honeywell are essential to a successful NARCO reorganization, and because Honeywell has offered to commit the value of those policies to the reorganization, the bankruptcy court has temporarily enjoined any claims against Honeywell, current or future, related to NARCO. Although the stay has been extended eleven times since January 4, 2002, there is no assurance that such stay will remain in effect. In connection with NARCO's bankruptcy filing, we paid NARCO's parent company $40 million and agreed to provide NARCO with up to $20 million in financing. We also agreed to pay $20 million to NARCO's parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell, and to pay NARCO's parent company $40 million, and to forgive any outstanding NARCO indebtedness, upon the confirmation and consummation of such a plan.

As a result of ongoing negotiations with counsel representing NARCO related asbestos claimants regarding settlement of all pending and potential NARCO related asbestos claims against Honeywell, we have reached definitive agreements or agreements in principle with approximately 236,000 claimants, which represents approximately 90 percent of the approximately 260,000 current claimants who are now expected to file a claim as part of the NARCO reorganization process. We are also in discussions with the NARCO Committee of Asbestos Creditors on Trust Distribution Procedures for NARCO. We believe that, as part of the NARCO plan of reorganization, a trust will be established pursuant to these Trust Distribution Procedures for the benefit of all asbestos claimants, current and future. If the trust is put in place and approved by the court as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO products to be made against the federally-supervised trust. As part of its ongoing settlement negotiations, Honeywell is seeking to cap its annual contributions to the trust with respect to future claims at a level that would not have a material impact on Honeywell's operating cash flows. Given the substantial progress of negotiations between Honeywell and NARCO related asbestos claimants and between Honeywell and the Committee of Asbestos Creditors during the fourth quarter of 2002, Honeywell has developed an estimated liability for settlement of pending and future asbestos claims.

During the fourth quarter of 2002, Honeywell recorded a charge of $1.4 billion for NARCO related asbestos litigation charges, net of insurance recoveries. This charge consists of the estimated liability to settle current asbestos related claims, the estimated liability related to future asbestos related claims through 2018 and obligations to NARCO's parent, net of insurance recoveries of $1.8 billion.

The estimated liability for current claims is based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with approximately 90 percent of current claimants. Once finalized, settlement payments with respect to current claims are expected to be made over approximately a four-year period.

The liability for future claims estimates the probable value of future asbestos related bodily injury claims asserted against NARCO over a 15 year period and obligations to NARCO's parent as discussed above. In light of the uncertainties inherent in making long-term projections we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under Statement of Financial Accounting Standard No. 5 "Accounting for Contingencies." Honeywell retained the expert services of Hamilton, Rabinovitz and Alschuler, Inc. (HR&A) to project the probable number and value, including trust claim handling costs, of asbestos related future liabilities. The methodology used to estimate the liability for future claims has been commonly accepted by numerous courts and is the same methodology that is utilized by the expert who is routinely retained by the asbestos claimants committee in asbestos related bankruptcies. The valuation methodology includes an analysis of the population likely to have been exposed to asbestos containing products, epidemiological studies to estimate the number of people likely to develop asbestos related diseases, NARCO claims filing history and the pending inventory of NARCO asbestos related claims.

Honeywell has substantial insurance that reimburses it for portions of the costs incurred to settle NARCO related claims and court judgments as well as defense costs. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Over one-half of this coverage is with Equitas and other London-based insurance companies with a majority of this coverage subject to a coverage-in-place agreement. Coverage-in-place agreements are settlement agreements between policyholders and the insurers specifying the terms and conditions under which coverage will be applied as claims are presented for payment. These agreements govern such things as what events will be deemed to trigger coverage, how liability for a claim will be allocated among insurers and what procedures the policyholder must follow in order to obligate the insurer to pay claims. We conducted an analysis to determine the amount of insurance that we estimate is probable that we will recover in relation to payment of current and projected future claims. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and we believe that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and have recognized approximately $900 million in probable insurance recoveries from these carriers. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. Based on our analysis, we recorded insurance recoveries that are deemed probable through 2018 of $1.8 billion.

Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that ongoing settlement negotiations will be successfully completed, that a plan of reorganization will be proposed or confirmed, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. Given the inherent uncertainty in predicting future events, we plan to review our estimates periodically, and update them based on our experience and other relevant factors. Similarly we will reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability or other developments that may impact insurance recoveries.

NARCO and Bendix asbestos related balances are included in the following balance sheet accounts:

                                                December 31,
                                               -------------
                                                2002    2001
------------------------------------------------------------
Other current assets .......................   $  320   $180
Insurance recoveries for asbestos related
   liabilities .............................    1,636     --
------------------------------------------------------------
                                               $1,956   $180
============================================================
Accrued liabilities ........................   $  741   $182
Asbestos related liabilities ...............    2,700     --
------------------------------------------------------------
                                               $3,441   $182
============================================================

Warranties and Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2002:

                                           Maximum
                                          Potential
                                            Future
                                           Payments
---------------------------------------------------
Operating lease residual values .......      $340
Other third parties' financing ........       181
Unconsolidated affiliates' financing ..        37
Customer and vendor financing .........        29
---------------------------------------------------
                                             $587
===================================================

In connection with our disposition of BCVS we guaranteed $172 million of its debt (included in other third parties' financing). Any payment we might make under this guarantee is recoverable from the acquirer of BCVS, whose payment is backed by a letter of credit issued by a commercial bank.

At December 31, 2002, no amounts were recorded related to these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

In connection with the disposition of certain businesses and facilities we have indemnified the purchasers for the expected cost of remediation of environmental contamination, if any, existing on the date of disposition. Such expected costs are accrued when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

In the normal course of business we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and performance guarantees based on contract terms and historical experience at the time of sale. Adjustments to initial obligations for warranties and guarantees are made as changes in the obligations become reasonably estimable. The following table summarizes information concerning our recorded obligations for product warranties and product performance guarantees:

                                                   December 31,
                                               ------------------
                                               2002   2001   2000
-----------------------------------------------------------------
Beginning of year ..........................   $217   $198   $187
Accruals for warranties/guarantees issued
   during the year .........................    158    216    197
Adjustment of pre-existing
   warranties/guarantees ...................    (18)    (3)    (3)
Settlement of warranty/guarantee
   claims ..................................   (140)  (194)  (183)
-----------------------------------------------------------------
End of year                                    $217   $217   $198
=================================================================

Product warranties and product performance guarantees are included in the following balance sheet accounts:

                          December 31,
                          ------------
                          2002   2001
--------------------------------------
Accrued liabilities ...   $179   $178
Other liabilities .....     38     39
--------------------------------------
                          $217   $217
======================================

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

NOTE 22. PENSION AND OTHER POSTRETIREMENT BENEFITS

We maintain pension plans covering the majority of our employees and retirees, and postretirement benefit plans for retirees that include health care benefits and life insurance coverage. Pension benefits for substantially all U.S. employees are provided through non-contributory, defined benefit pension plans. Employees in foreign countries, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Our retiree medical plans cover U.S. employees who retire with pension eligibility for hospital, professional and other medical services. Most of the U.S. retiree medical plans require deductibles and copayments, and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our general assets.

Net periodic pension and other postretirement benefit costs (income) for our significant plans include the following components:

                                                    Pension Benefits
                                              ---------------------------
                                                2002      2001      2000
-------------------------------------------------------------------------
Service cost ..............................   $   201   $   194   $   193
Interest cost .............................       753       765       702
Assumed return on plan assets .............    (1,164)   (1,201)   (1,151)
Amortization of transition asset ..........        (7)      (11)      (13)
Amortization of prior service cost ........        43        49        53
Recognition of actuarial (gains) losses ...        13       (52)     (114)
Settlements and curtailments ..............        14       (54)      (50)
-------------------------------------------------------------------------
Benefit (income) ..........................   $  (147)  $  (310)  $  (380)
=========================================================================

                                              Other Postretirement Benefits
                                              -----------------------------
                                                   2002   2001   2000
---------------------------------------------------------------------------
Service cost ..............................        $ 21   $ 20   $ 23
Interest cost .............................         141    142    131
Assumed return on plan assets .............          --     --     --
Amortization of prior service (credit) ....         (22)   (19)   (18)
Recognition of actuarial (gains) losses ...          10      2     (4)
Settlements and curtailments ..............         (30)    --    (34)
---------------------------------------------------------------------------
Benefit cost ..............................        $120   $145   $ 98
===========================================================================

The following table summarizes the balance sheet impact, including the benefit obligations, assets, funded status and actuarial assumptions associated with our significant pension and other postretirement benefit plans.

                                                                   Other
                                                              Postretirement
                                         Pension Benefits        Benefits
                                        --------------------------------------
                                          2002      2001      2002       2001
------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at
      beginning of year .............   $10,952   $10,132   $  2,149   $ 1,952
   Service cost .....................       201       194         21        20
   Interest cost ....................       753       765        141       142
   Plan amendments ..................        25        37        (32)       (6)
   Actuarial losses .................       633       748        215       210
   Acquisitions (divestitures) ......      (105)       (7)        --        --
   Benefits paid ....................      (868)     (857)      (199)     (169)
   Settlements and curtailments .....       (48)      (49)       (34)       --
   Other ............................       117       (11)       (20)       --
------------------------------------------------------------------------------
   Benefit obligation at
      end of year ...................    11,660    10,952      2,241     2,149
------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at
      beginning of year .............    11,051    12,264         --        --
   Actual return on plan assets .....      (912)     (383)        --        --
   Company contributions ............       885        46         --        --
   Acquisitions (divestitures) ......      (103)       (8)        --        --
   Benefits paid ....................      (868)     (857)        --        --
   Other ............................       125       (11)        --        --
------------------------------------------------------------------------------
   Fair value of plan assets at
      end of year ...................    10,178    11,051         --        --
------------------------------------------------------------------------------
   Funded status of plans ...........    (1,482)       99     (2,241)   (2,149)
   Unrecognized transition (asset) ..         1        (8)        --        --
   Unrecognized net loss ............     3,829     1,118        528       297
   Unrecognized prior service
      cost (credit) .................       193       239       (153)     (157)
------------------------------------------------------------------------------
Net amount recognized                   $ 2,541   $ 1,448   $ (1,866)  $(2,009)
==============================================================================
Actuarial assumptions at December 31:
   Discount rate ....................      6.75%     7.25%      6.75%     7.25%
   Assumed rate of return on
      plan assets ...................     10.00%    10.00%        --        --
   Assumed annual rate of
      compensation increase .........      4.00%     4.00%        --        --
==============================================================================

The assumed rate of return on plan assets used to determine pension income in 2002, 2001 and 2000 was 10 percent. Based on our historic plan asset returns and the continued deterioration in financial market returns in 2002 we are reducing the assumed rate of return on plan assets from 10 to 9 percent for purposes of determining 2003 pension benefit cost (income).

In 2002 we made voluntary contributions of $830 million to our U.S. defined benefit pension plans to improve the funded status of our plans. The contributions included $700 million of Honeywell common stock. We have appointed an independent fiduciary to hold and make all investment decisions with respect to the contributed shares. At December 31, 2002 and 2001, the fair value of our pension plan assets invested in Honeywell common stock were $811 and $79 million, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for our pension plans with accumulated benefit obligations in excess of plan assets were $4,315, $4,036 and $3,109 million, respectively, at December 31, 2002 and $1,296, $1,262 and $865 million, respectively, at December 31, 2001.

Due to the continued poor market performance of our pension fund assets and a decline in the discount rate used to estimate our pension liabilities, we were required to adjust the minimum pension liability recorded in our Consolidated Balance Sheet at December 31, 2002. The effect of this adjustment was to increase pension liabilities by $921 million (total minimum pension liability included in other liabilities at December 31, 2002 was $1.2 billion), increase intangible assets by $8 million, increase deferred income tax assets by $350 million, and increase accumulated other nonowner changes by $606 million ($956 million on a pretax basis).

For measurement purposes, we assumed an annual healthcare cost trend rate of 9 percent for covered healthcare benefits in 2003. The rate was assumed to decrease gradually to 5 percent in 2007 and remain at that level thereafter. Assumed health-care cost trend rates have a significant effect on the amounts reported for our retiree health-care plan. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

                                                      One-             One-
                                                   Percentage-      Percentage-
                                                 Point Increase   Point Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest cost
   components ................................        $  9             $  (8)
Effect on postretirement benefit obligation...        $124             $(111)
================================================================================

NOTE 23. SEGMENT FINANCIAL DATA

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), establishes standards for reporting information about operating segments. The following information is provided in accordance with the requirements of SFAS No. 131 and is consistent with how business results are reported internally to management.

We globally manage our business operations through strategic business units
(SBUs) serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products and chemicals. Based on similar economic and operational characteristics, our SBUs are aggregated into the following four reportable segments:

o Aerospace includes Engines, Systems and Services (auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airfield lighting; management and technical services and advanced systems and instruments); and Aircraft Landing Systems (aircraft wheels and brakes).

o Automation and Control Solutions includes Automation and Control Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature, electrical current and, security and fire detection, access control and video surveillance systems); Service (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Industry Solutions (provides full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).

o Specialty Materials includes fibers; specialty films; intermediate chemicals; fluorine-based products; pharmaceutical and agricultural chemicals; specialty waxes, adhesives and sealants; process technology; wafer fabrication materials and services; and amorphous metals.

o Transportation and Power Systems includes Garrett Engine Boosting Systems (turbochargers and charge-air coolers); the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, cleaners, waxes and additives); and Friction Materials (friction material and related brake system components).

The accounting policies of the segments are the same as those described in Note
1. We evaluate segment performance based on segment profit, which excludes general corporate unallocated expenses, gains (losses) on sales of non-strategic businesses, equity income, other (income) expense, interest and other financial charges and repositioning, litigation, business impairment and other charges. Intersegment sales approximate market and are not significant. Reportable segment data were as follows:

                                                       2002      2001      2000
--------------------------------------------------------------------------------
Net sales
   Aerospace .....................................   $ 8,855   $ 9,653   $ 9,988
   Automation and Control Solutions ..............     6,978     7,185     7,384
   Specialty Materials ...........................     3,205     3,313     4,055
   Transportation and Power Systems ..............     3,184     3,457     3,527
   Corporate .....................................        52        44        69
--------------------------------------------------------------------------------
                                                     $22,274   $23,652   $25,023
================================================================================

                                                       2002      2001      2000
--------------------------------------------------------------------------------
Depreciation
   Aerospace .....................................   $   224   $   232   $   268
   Automation and Control Solutions ..............       167       178       178
   Specialty Materials ...........................       180       199       204
   Transportation and Power Systems ..............        66        78        89
   Corporate .....................................        34        37        52
--------------------------------------------------------------------------------
                                                     $   671   $   724   $   791
================================================================================

Goodwill and indefinite-lived intangible asset
   amortization
   Aerospace .....................................   $    --   $    60   $    60
   Automation and Control Solutions ..............        --        92        86
   Specialty Materials ...........................        --        32        40
   Transportation and Power Systems ..............        --        20        20
--------------------------------------------------------------------------------
                                                     $    --   $   204   $   206
================================================================================

Segment profit
   Aerospace .....................................   $ 1,358   $ 1,741   $ 2,195
   Automation and Control Solutions ..............       890       819       986
   Specialty Materials ...........................        57        52       334
   Transportation and Power Systems ..............       357       289       274
   Corporate .....................................      (154)     (153)     (160)
--------------------------------------------------------------------------------
                                                     $ 2,508   $ 2,748   $ 3,629
================================================================================

Capital expenditures
   Aerospace .....................................   $   182   $   212   $   225
   Automation and Control Solutions ..............       106       154       193
   Specialty Materials ...........................       233       325       261
   Transportation and Power Systems ..............       108       172       145
   Corporate .....................................        42        13        29
--------------------------------------------------------------------------------
                                                     $   671   $   876   $   853
================================================================================

Total assets
   Aerospace .....................................   $ 7,094   $ 8,003   $ 8,454
   Automation and Control Solutions ..............     7,044     6,827     7,510
   Specialty Materials ...........................     3,512     4,053     4,243
   Transportation and Power Systems ..............     2,201     2,195     2,792
   Corporate .....................................     7,708     3,148     2,176
--------------------------------------------------------------------------------
                                                     $27,559   $24,226   $25,175
================================================================================

A reconciliation of segment profit to consolidated income (loss) before taxes is as follows:

                                                       2002      2001     2000
-------------------------------------------------------------------------------
Segment profit....................................   $ 2,508   $ 2,748   $3,629
Gain (loss) on sale of non-strategic businesses...      (124)       --      112
Asbestos related litigation charges, net of
   insurance .....................................    (1,548)     (159)      (7)
Business impairment charges ......................      (877)     (145)    (410)
Repositioning and other charges(1) ...............      (634)   (2,490)    (549)
Equity in income of affiliated companies .........        55         7       47
Other income .....................................        19        22       57
Interest and other financial charges .............      (344)     (405)    (481)
-------------------------------------------------------------------------------
Income (loss) before taxes .......................   $  (945)  $  (422)  $2,398
===============================================================================

(1) In 2001 includes cumulative effect adjustment of $1 million of income related to adoption of SFAS No. 133.

NOTE 24. GEOGRAPHIC AREAS -- FINANCIAL DATA

                                                             Net Sales(1)
                                                     ---------------------------
                                                       2002       2001     2000
--------------------------------------------------------------------------------
United States ....................................   $15,522   $17,421   $18,007
Europe ...........................................     4,192     4,264     4,313
Other International ..............................     2,560     1,967     2,703
--------------------------------------------------------------------------------
                                                     $22,274   $23,652   $25,023
================================================================================

                                                         Long-lived Assets(2)
                                                     ---------------------------
                                                       2002      2001      2000
--------------------------------------------------------------------------------
United States ....................................   $ 8,665   $ 9,402   $ 9,540
Europe ...........................................     1,756     1,491     1,617
Other International ..............................       406       396       517
--------------------------------------------------------------------------------
                                                     $10,827   $11,289   $11,674
================================================================================

(1) Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $2,249, $3,074 and $3,194 million in 2002, 2001 and 2000, respectively.

(2) Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.

NOTE 25. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                               2002
                                  ------------------------------------------------------------------
                                  MAR. 31(1)(2)   JUNE 30(3)(4)   SEPT. 30   DEC. 31(5)(6)     YEAR
                                  ------------------------------------------------------------------
Net sales ....................        $5,199          $5,651       $5,569       $ 5,855      $22,274
Gross profit .................         1,126           1,220        1,333           980        4,659
Net income (loss) ............           376             459          412        (1,467)        (220)
Earnings (loss) per share--
   basic .....................           .46             .56          .50         (1.78)        (.27)
Earnings (loss) per share--
   assuming dilution .........           .46             .56          .50         (1.78)(11)    (.27)(11)
Dividends paid ...............         .1875           .1875        .1875         .1875          .75
Market price(12)
   High ......................         40.37           40.76        36.50         27.08        40.76
   Low .......................         29.11           34.85        21.66         19.20        19.20
====================================================================================================

                                                              2001
                                  --------------------------------------------------------------
                                  MAR. 31(7)   JUNE 30(8)   SEPT. 30(9)    DEC. 31(10)     YEAR
                                  --------------------------------------------------------------
Net sales .....................     $5,944       $6,066      $5,789           $5,853     $23,652
Gross profit ..................        971        1,110         614              832       3,527
Net income (loss) .............         41           50        (308)             118         (99)
Earnings (loss) per share--
   basic ......................        .05          .06        (.38)             .14        (.12)
Earnings (loss) per share--
   assuming dilution ..........        .05          .06        (.38)(11)         .14        (.12)(11)
Dividends paid ................      .1875        .1875       .1875            .1875         .75
Market price(12)
   High .......................      49.42        53.50       38.95            34.50       53.50
   Low ........................      35.93        34.90       23.59            25.65       23.59
================================================================================================

Note: 2001 includes amortization of goodwill and indefinite-lived intangible assets in the after-tax amount of $49 million, or $0.06 per share in each quarter. See Note 13 for additional details.

(1) Includes a $53 million net provision for repositioning charges and business impairment charges of $43 million for the write-down of long-lived assets of our Friction Materials business and a chemical manufacturing facility. The total pretax charge was $96 million, after-tax $69 million, or $0.08 per share. The total pretax charge included in gross profit was $46 million.

(2) Includes an after-tax gain of $79 million, or $0.09 per share, on the disposition of our Bendix Commercial Vehicle Systems business.

(3) Includes a $137 million net provision for repositioning and other charges, after-tax $93 million, or $0.11 per share. The total pretax charge included in gross profit was $127 million.

(4) Includes an after-tax gain of $98 million, or $0.12 per share, on the dispositions of our Pharmaceutical Fine Chemicals and Automation and Control's Consumer Products businesses.

(5) Includes a $444 million net provision for repositioning and other charges, business impairment charges of $834 million and asbestos related litigation charges of $1,548 million. The total pretax charge was $2,826 million, after-tax $1,897 million, or $2.30 per share. The total pretax charge included in gross profit was $444 million.

(6) Includes an after-tax gain of $18 million, or $0.02 per share, on the disposition of our Advanced Circuits business.

(7) Includes a $495 million provision for repositioning and other charges, a charge of $95 million for the impairment of an equity investment and an equity investee's loss contract and a net provision of $5 million, consisting of $6 million for a charge related to the early extinguishment of debt and a $1 million benefit recognized upon the adoption of SFAS No.
     133. The total pretax charge was $595 million, after-tax $374 million, or $0.46 per share. The total pretax charge included in gross profit was $474 million.

(8) Includes a $462 million net provision for repositioning and other charges, asbestos related litigation charges of $111 million and a charge of $78 million for the impairment of an equity investment. The total pretax charge was $651 million, after-tax $400 million, or $0.49 per share. The total pretax charge included in gross profit was $397 million.

(9) Includes a $788 million net provision for repositioning and other charges, business impairment charges of $145 million, asbestos related litigation charges of $48 million and a charge of $27 million for the impairment of an equity investment. The total pretax charge was $1,008 million, after-tax $668 million, or $0.82 per share. The total pretax charge included in gross profit was $723 million.

(10) Includes a charge of $440 million for the Litton litigation settlement and a charge of $100 million for the write-off of investments related to an Aerospace regional jet engine contract cancellation. The total pretax charge was $540 million, all of which was included in gross profit, after-tax $329 million, or $0.40 per share.

(11) Dilutive securities issuable in connection with stock plans have been excluded from the calculation of loss per share because their effect would reduce the loss per share.

(12) From composite tape -- stock is primarily traded on the New York Stock Exchange.

                          MANAGEMENT'S RESPONSIBILITY
                            FOR FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The consolidated financial statements of Honeywell International Inc. and subsidiaries are the responsibility of the Company's management and have been prepared in accordance with generally accepted accounting principles in the United States of America. Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices supported by internal controls.

Our internal controls are designed to provide reasonable assurance as to the integrity and reliability of our consolidated financial statements and to adequately safeguard, verify and maintain accountability of assets. Our internal controls include disclosure controls and procedures designed to ensure timely, accurate and complete disclosure. These internal controls are based on established written policies and procedures, are implemented by trained and skilled personnel, and are monitored and evaluated by management.

PricewaterhouseCoopers LLP, independent accountants, are retained to audit Honeywell International Inc.'s consolidated financial statements. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to establish the basis for determining the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-employee Directors. The Audit Committee meets regularly with the independent auditors and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.


/s/ David M. Cote                                      /s/ Richard F. Wallman
------------------                                     -------------------------
David M. Cote                                          Richard F. Wallman
Chairman and Chief                                     Senior Vice President and
Executive Officer                                      Chief Financial Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF
HONEYWELL INTERNATIONAL INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


/s/ Pricewaterhouse Coopers LLP
-------------------------------
PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 6, 2003


66