Form 10-K, Exhibit 13
period 2003-12-31
HONEYWELL INTERNATIONAL INC
filed 2004-03-04
CIK 773840

[GRAPHIC]

FINANCIAL TABLE OF CONTENTS

Selected Financial Data 26 Management's Discussion and Analysis 27 Consolidated Statement of Operations 45 Consolidated Balance Sheet 46 Consolidated Statement of Cash Flows 47 Consolidated Statement of Shareowners' Equity 48 Notes to Financial Statements 49 Management's Responsibility for Financial Statements 76 Report of Independent Auditors 76

SELECTED FINANCIAL DATA Honeywell International Inc.

                                                                       Years Ended December 31,
                                                  ---------------------------------------------------------
(Dollars in Millions, Except Per Share Amounts)     2003      2002      2001      2000      1999      1998
-----------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net sales .....................................   $23,103   $22,274   $23,652   $25,023   $23,735   $23,555
Net income (loss) (1) .........................     1,324      (220)      (99)    1,659     1,541     1,903
PER COMMON SHARE
Net earnings (loss):
   Basic ......................................      1.54     (0.27)    (0.12)     2.07      1.95      2.38
   Assuming dilution ..........................      1.54     (0.27)    (0.12)     2.05      1.90      2.34
Dividends .....................................      0.75      0.75      0.75      0.75      0.68      0.60
FINANCIAL POSITION AT YEAR-END
Property, plant and equipment--net ............     4,295     4,055     4,933     5,230     5,630     5,600
Total assets ..................................    29,344    27,565    24,226    25,175    23,527    22,738
Short-term debt ...............................       199       370       539     1,682     2,609     2,190
Long-term debt ................................     4,961     4,719     4,731     3,941     2,457     2,776
Total debt ....................................     5,160     5,089     5,270     5,623     5,066     4,966
Shareowners' equity ...........................    10,729     8,925     9,170     9,707     8,599     8,083
===========================================================================================================

Note: Commencing January 1, 2002, we ceased amortization of goodwill and indefinite-lived intangible assets. See Note 13 of Notes to Financial Statements for further details.

(1) In 2003, includes the cumulative after-tax charge of $20 million, or $0.02 per share, for the adoption of SFAS No. 143. In 2003, also includes net repositioning, environmental and other charges, gains on sales of non-strategic businesses and a gain related to the settlement of a patent infringement lawsuit resulting in a net after-tax charge of $22 million, or $0.03 per share. In 2002, includes net repositioning, litigation, business impairment and other charges and gains on sales of non-strategic businesses resulting in a net after-tax charge of $1,864 million, or $2.27 per share. In 2001, includes net repositioning, litigation, business impairment and other charges resulting in an after-tax charge of $1,771 million, or $2.18 per share. In 2000, includes net repositioning, litigation, business impairment and other charges and a gain on the sale of the TCAS product line of Honeywell Inc. resulting in a net after-tax charge of $634 million, or $0.78 per share. In 1999, includes merger, repositioning and other charges and gains on the sales of our Laminate Systems business and our investment in AMP Incorporated common stock resulting in a net after-tax charge of $624 million, or $0.78 per share. In 1998, includes repositioning charges, a gain on settlement of litigation claims and a tax benefit resulting from the favorable resolution of certain prior-year research and development tax claims resulting in a net after-tax charge of $4 million, with no impact on the per share amount.

MANAGEMENT'S DISCUSSION AND ANALYSIS Honeywell International Inc.

BUSINESS OVERVIEW

The Financial Section of Honeywell's 2003 Annual Report consists of Management's Discussion and Analysis (MD&A) of Honeywell's critical accounting policies, results of operations, financial position, liquidity and capital resources and legal matters, as well as our Consolidated Financial Statements and related notes thereto. This Business Overview provides a summary of Honeywell's four reportable operating segments (Aerospace, Automation and Control Solutions, Specialty Materials and Transportation Systems), including how they make money, the relevant economic and other factors impacting their results, and business challenges and areas of focus in both the short- and long-term. Each of these segments is comprised of various business units and product classes that serve multiple end markets. See Note 23 of Notes to Financial Statements for further information on our reportable segments and our definition of segment profit.

AEROSPACE

(Dollars in Millions)                                   2003     2002     2001
-------------------------------------------------------------------------------
Net sales ..........................................   $8,813   $8,855   $9,653
Segment profit .....................................   $1,221   $1,308   $1,599
Segment profit % ...................................     13.9%    14.8%    16.6%
===============================================================================

Aerospace is a leading global supplier of aircraft engines, avionics, and related products and services for commercial airlines, business and regional aircraft, manned and unmanned military aircraft, and spacecraft. Our Aerospace portfolio includes Engines, Systems and Services (auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airport lighting; management and technical services and advanced systems and instruments); and Aircraft Landing Systems (aircraft wheels and brakes). Aerospace sells its products to original equipment
(OE) manufacturers in the commercial air transport (Airbus and Boeing) and business and regional (Bombardier, Dassault, Embraer, and Gulfstream) aircraft segments, as well as spare parts into the aftermarket (principally to aircraft operators). The United States Government is also a major customer for our space and defense products.

Economic and Other Factors

Aerospace's operating results are principally driven by the global demand for air travel as reflected in new aircraft orders, as well as spare parts and maintenance and repair services for aircraft currently in use. Aircraft orders by commercial air transport OE manufacturers, business and regional jet deliveries, as well as global flying hours and airline profitability are the principal factors that drive our commercial aerospace operating results. U.S. Government appropriations for defense and space programs and military activity are critical factors impacting our defense and space operating results.

Business Challenges/Areas of Focus

Aerospace's primary business challenges and areas of focus include:

o Continuing to grow the sales and profitability of the commercial aerospace aftermarket as the worldwide airline industry struggles to regain and maintain profitable operations.

o Securing Honeywell product content on new Airbus and Boeing aircraft platforms.

o Expanding our knowledge management systems into crucial new technologies, such as predictive monitoring and automatic diagnosis of aircraft engines and utility systems, further integration of in-flight and on-ground safety features for aircraft and airports, and high-bandwidth wireless connections from ground and satellite networks.

o Continuing to design equipment that enhances the safety, performance and durability of aircraft, while reducing weight and operating costs.

AUTOMATION AND CONTROL SOLUTIONS (ACS)

(Dollars in Millions)                                   2003     2002     2001
-------------------------------------------------------------------------------
Net sales ..........................................   $7,464   $6,978   $7,185
Segment profit .....................................   $  843   $  860   $  774
Segment profit % ...................................     11.3%    12.3%    10.8%
===============================================================================

ACS provides innovative solutions that make homes, buildings, industrial sites and airport facilities more efficient, safe and comfortable. Our ACS portfolio includes Automation and Control Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature, electrical current and, security and fire detection, access control and video surveillance systems); Building Solutions (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Process Solutions (provides a full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).

Economic and Other Factors

ACS' operating results are principally driven by global residential and nonresidential construction, industrial production, capital spending on process and building automation, and security concerns and regulations.

Business Challenges/Areas of Focus

ACS' primary business challenges and areas of focus include:

o Extending technology leadership: lowest total installed cost, integrated solutions within our security, fire and sensors product portfolios.

o Defending and extending our installed base through customer productivity and globalization.

o    Sustaining strong brand recognition.

o    Investing in sales and marketing resources and capabilities.

SPECIALTY MATERIALS

(Dollars in Millions)                                   2003     2002     2001
-------------------------------------------------------------------------------
Net sales ..........................................   $3,169   $3,205   $3,313
Segment profit .....................................   $  136    $  90    $  56
Segment profit % ...................................      4.3%     2.8%     1.7%
===============================================================================

Specialty Materials provides high-performance specialty materials for applications in the electronics, packaging, fibers, refrigeration, wax and adhesives markets. Specialty Materials' product portfolio includes fibers, specialty films, intermediate chemicals, flourine-based products, pharmaceutical and agricultural chemicals, specialty waxes, adhesives and sealants, process technology, and wafer fabrication materials and services. Core growth businesses include Fluorines, Electronic Materials, Advanced Fibers and Composites, Specialty Films and Research and Life Sciences.

Economic and Other Factors

Specialty Materials' operating results are principally driven by global gross domestic product, plant capacity utilization and the costs of raw materials including natural gas and benzene. Although we expect raw material costs to remain at historically high levels in 2004, based on current volume usage, a 10 percent increase in the year-end price of natural gas and benzene would increase our costs by $12 and $15 million, respectively.

Business Challenges/Areas of Focus

Specialty Materials' primary business challenges and areas of focus include:

o Sharpening the focus on core growth platforms to drive new product introduction and improved profitability.

o Continuing to restructure and exit non-core commodity lines of business with minimal or no differentiating technology.

o    Continuing to improve manufacturing productivity.

TRANSPORTATION SYSTEMS

(Dollars in Millions)                                    2003     2002     2001
--------------------------------------------------------------------------------
Net sales ...........................................   $3,650   $3,184   $3,457
Segment profit ......................................   $  461   $  393   $  307
Segment profit % ....................................     12.6%    12.3%     8.9%
================================================================================

Transportation Systems provides automotive products that improve the performance, efficiency, and appearance of cars, trucks, and other vehicles through state-of-the-art technologies, world class brands and global solutions to our customers needs. Our Transportation Systems' portfolio includes Honeywell Turbo Technologies (Garrett(R) turbochargers and charge-air and thermal systems); the Consumer Products Group (car care products including anti-freeze (Prestone(R)), filters (Fram(R)), spark plugs (Autolite(R)), and cleaners, waxes and additives (Holts(R)); and Friction Materials (friction materials and related brake system components (Bendix(R)). Transportation Systems sells its products to OE automotive and truck manufacturers (e.g., BMW, Caterpillar, Daimler-Chrysler, Ford, Volkswagen), wholesalers and distributors and through the retail aftermarket.

Economic and Other Factors

Transportation Systems' operating results are principally driven by worldwide automobile and truck production and the global demand for automobiles and trucks equipped with turbochargers to enhance power, increase engine efficiency and lower emissions.

Business Challenges/Areas of Focus

Transportation Systems' primary business challenges and areas of focus include:

o    Sustaining superior turbocharger technology.

o Increasing market penetration and share of diesel and gasoline turbocharger OEM demand.

o Continuing to strengthen established strong product brands in the automotive industry including revitalizing our Friction Materials business.

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

We have discussed the selection, application and disclosure of these critical accounting policies with the Audit Committee of our Board of Directors and our Independent Auditors. We did not initially adopt any accounting policies with a material impact during 2003 other than those described in Note 1 of Notes to Financial Statements.

Contingent Liabilities

We are subject to a number of lawsuits, investigations and claims (some of which involve substantial dollar amounts) that arise out of the conduct of our global business operations or those of previously owned entities. These contingencies relate to product liabilities, including asbestos, commercial transactions, government contracts and environmental health and safety matters. We recognize a liability for any contingency that is probable of occurrence and reasonably estimable. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses, and recognize a liability, if any, for these contingencies based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Such analysis includes making judgments concerning matters such as the costs associated with environmental matters, the outcome of negotiations, the number and cost of pending and future asbestos claims (where possible) and the impact of evidentiary requirements. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments or changes in our settlement strategy. For a discussion of our contingencies related to shareowners litigation, environmental and asbestos matters, including management's judgment applied in the recognition and measurement of specific liabilities, see Notes 1 and 21 of Notes to Financial Statements.

Insurance for Asbestos Related Liabilities

In connection with recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. We have approximately $1.3 billion in insurance coverage remaining that can be specifically allocated to North American Refractories Company (NARCO) related asbestos liabilities. We also have $1.9 billion in coverage remaining for Bendix related asbestos liabilities although there are gaps in our coverage due to insurance company insolvencies, a comprehensive policy buy-back settlement with Equitas as discussed in Note 21 of Notes to Financial Statements and certain uninsured periods, resulting in approximately 50 percent of these claims being reimbursable by insurance. Our insurance is with both the domestic insurance market and the London excess market. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and have recognized approximately $100 million in probable insurance recoveries from these carriers. We are in advanced ongoing settlement discussions with these carriers and while we cannot predict the outcome of these discussions we expect that a substantial majority of the carriers will participate in the settlement agreement that is being negotiated. The amounts that we expect to realize through the settlement process are consistent with our recognized insurance recoveries. Projecting future events is subject to various uncertainties that could cause the insurance recovery on asbestos related liabilities to be higher or lower than that projected and recorded. Given the inherent uncertainty in making future projections, we reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability, our recovery experience or other relevant factors that may impact future insurance recoveries. See Note 21 of Notes to Financial Statements for a discussion of management's judgments applied in the recognition and measurement of insurance recoveries for asbestos related liabilities.

Defined Benefit Pension Plans

We maintain defined benefit pension plans covering a majority of our employees and retirees. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions including a discount rate for plan obligations and an expected rate of return on plan assets. We consider current market conditions, including changes in investment returns and interest rates, in making these assumptions. We determine the expected long-term rate of return on plan assets utilizing historic plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations (see

Note 22 of Notes to Financial Statements for actual and targeted asset allocation percentages for our U.S. pension plans). The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments on our annual measurement date (December 31) and is subject to change each year.

The key assumptions used in developing our 2003, 2002 and 2001 U.S. net periodic pension expense (income) included the following:

                                                            2003   2002   2001
------------------------------------------------------------------------------
Discount rate for obligations ...........................   6.75%  7.25%  7.75%
Assets:
   Expected rate of return ..............................      9%    10%    10%
   Actual rate of return ................................     23%    (8)%   (3)%
   Actual 10 year average annual compounded rate of
      return ............................................     10%     9%    11%
==============================================================================

The reduction in the 2003 discount rate reflects the lower market interest rate environment for high-quality fixed income debt instruments. The expected rate of return on plan assets was reduced from 10 to 9 percent for 2003 to reflect the impact of the poor performance of the equity markets during the three year period ended December 31, 2002. Net periodic pension expense for our U.S. pension plans is expected to be $380 million in 2004, a $241 million increase from 2003, primarily resulting from a reduction in the discount rate from 6.75 to 6.0 percent and the systematic recognition of unrecognized net losses. The unrecognized net losses for our U.S. pension plans were $3.2 billion at December 31, 2003, down from $3.5 billion at December 31, 2002. These unrecognized losses mainly result from actual plan asset returns below expected rates of return during 2002, 2001 and 2000 and from lower discount rates and are being systematically recognized in future net periodic pension expense in accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" (SFAS No. 87). Under SFAS No. 87, we use the market-related value of plan assets reflecting changes in the fair value of plan assets over a three-year period. Further, unrecognized losses in excess of 10 percent of the greater of the market-related value of plan assets or the plans' projected benefit obligation are recognized over a six-year period.

Due to the poor performance of the equity markets during the three-year period ended December 31, 2002, as well as the declining interest rate environment over the past three years, we made voluntary contributions of $670 and $830 million ($700 million in Honeywell common stock and $130 million in cash) to our U.S. pension plans in 2003 and 2002, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. Assuming that actual plan returns are consistent with our expected plan return of 9 percent in 2004 and beyond, and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future.

Changes in net periodic pension expense may occur in the future due to changes in our expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of our U.S. pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Change in                           Impact on Annual
Assumption                          Pension Expense        Impact on PBO
--------------------------------------------------------------------------------
0.25 percent decrease in
   discount rate                    Increase $50 million   Increase $300 million
0.25 percent increase in
   discount rate                    Decrease $50 million   Decrease $300 million
0.25 percent decrease in expected
   rate of return on assets         Increase $25 million           --
0.25 percent increase in expected
   rate of return on assets         Decrease $25 million           --
================================================================================

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year. In 2003, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $369 million ($604 million on a pretax basis) to reduce the additional minimum pension liability by $304 million and reinstate a portion of our pension assets ($300 million) written off as a result of the prior year's minimum pension liability adjustment. The 2003 adjustment resulted from an increase in our pension assets in 2003 due to the improvement in equity markets and our contribution of $670 million to our U.S. plans. In 2002, due to the poor performance of the equity markets which adversely affected our pension assets and a decline in the discount rate, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $606 million ($956 million on a pretax basis) which increased the additional minimum pension liability.

Equity market returns and interest rates significantly impact the funded status of our pension plans. Based on future plan asset performance and interest rates, additional adjustments to equity might be required.

Long-Lived Assets (including Tangible and Definite-Lived Intangible Assets)

To conduct our global business operations and execute our business strategy, we acquire tangible and intangible assets. We periodically evaluate the recoverability of the carrying amount of our long-lived assets (including property, plant and equipment and definite-lived intangible assets) whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be fully recover-able. These events or changes in circumstances include business plans and forecasts, economic or competitive positions within an industry, as well as current operating performance and anticipated future performance based on a business' competitive position. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of a long-lived asset exceeds its fair value and are recognized in earnings. We continually apply our best judgment when applying the impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairment, and the fair value of an impaired long-lived asset group. The dynamic economic environment in which each of our businesses operate and the resulting assumptions used to estimate future cash flows, such as economic growth rates, industry growth rates, product life cycles, selling price changes and cost inflation can significantly influence and impact the outcome of all impairment tests. For a discussion of the result of management's judgment applied in the recognition and measurement of impairment charges see the repositioning, litigation, business impairment and other charges section of this MD&A.

Income Taxes

The future tax benefit arising from net deductible temporary differences and tax carryforwards was $1.8 and $2.3 billion at December 31, 2003 and 2002, respectively. We believe that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. Additionally, valuation allowances related to deferred tax assets can be impacted by changes to tax laws and future taxable income levels. In the event we determine that we will not be able to realize our deferred tax assets in the future, we will reduce such amounts through a charge to income in the period that such determination is made. Conversely, if we determine that we will be able to realize deferred tax assets in excess of the carrying amounts, we will decrease the recorded valuation allowance through a credit to income in the period that such determination is made.

Sales Recognition on Long-Term Contracts

In 2003, we recognized approximately 10 percent of our total net sales using the percentage-of-completion method for long-term contracts in our Automation and Control Solutions and Aerospace reportable segments. The percentage-of-completion method requires us to make judgments in estimating contract revenues, contract costs and progress toward completion. These judgments form the basis for our determinations regarding overall contract value, contract profitability and timing of revenue recognition based on measured progress toward contract completion. Revenue and cost estimates are monitored on an ongoing basis and revised based on changes in circumstances. Anticipated losses on long-term contracts are recognized when such losses become evident. We maintain financial controls over the customer qualification, contract pricing and cost estimation processes to reduce the risk of contract losses.

Aerospace Customer Incentives

Consistent with most suppliers to commercial aircraft manufacturers and airlines, we offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products for installation on commercial aircraft. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2003, 2002 and 2001 were $719, $662, and $607 million, respectively, and are being recognized over the estimated minimum service life of the aircraft (up to 25 years) as a reduction in future sales or an increase in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of capitalized amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft considering estimated aircraft flight hours, number of landings, as well as actual aircraft retirements. For additional information see Notes 1 and 13 of Notes to Financial Statements.

RESULTS OF OPERATIONS

Net Sales

(Dollars in Millions)                                2003      2002       2001
------------------------------------------------------------------------------
Net sales .....................................   $23,103   $22,274    $23,652
% change compared with prior year .............         4%       (6)%       (5)%
==============================================================================

The change in net sales in 2003 and 2002 is attributable to the following:

                                                                  2003     2002
                                                                Versus   Versus
                                                                  2002     2001
--------------------------------------------------------------------------------
Acquisitions .................................................      3 %     -- %
Divestitures .................................................     (2)      (3)
Price ........................................................     --       (2)
Volume .......................................................     --       (2)
Foreign Exchange .............................................      3        1
--------------------------------------------------------------------------------
                                                                    4 %     (6)%
================================================================================

A discussion of net sales by reportable segment can be found in the Review of Business Segments section of this MD&A.

Cost of Goods Sold

(Dollars in Millions)                                  2003      2002      2001
-------------------------------------------------------------------------------
Cost of Goods Sold ..............................   $18,235   $17,615   $20,125
Gross Margin % ..................................      21.1%     20.9%     14.9%
===============================================================================

Gross margin increased in 2003 by 0.2 percentage points compared with 2002. This increase resulted mainly from a $289 million reduction in repositioning and other charges partially offset by higher pension expense and a decrease in sales of higher-margin products and services, mainly in our Aerospace and Automation and Control Solutions reportable segments. Gross margin increased in 2002 by 6.0 percentage points compared with 2001 due primarily to a $1,573 million reduction in repositioning and other charges. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. This increase in gross margin also resulted from lower costs due to the benefits of repositioning actions, mainly workforce reductions, and the elimination of goodwill and indefinite-lived intangible asset amortization of $204 million. Such amortization expense was excluded from cost of goods sold in 2002 in conformity with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which we adopted January 1, 2002. See Notes 1 and 13 of Notes to Financial Statements for further discussion of the adoption of SFAS No. 142. This increase in gross margin was partially offset by lower sales of higher-margin products and services mainly in our Aerospace reportable segment.

Selling, General and Administrative Expenses

(Dollars in Millions)                                    2003     2002     2001
-------------------------------------------------------------------------------
Selling, general and
   administrative expenses .........................   $2,950   $2,757   $3,064
Percent of sales ...................................     12.8%    12.4%    13.0%
===============================================================================

Selling, general and administrative expenses as a percentage of sales increased by 0.4 percentage points in 2003 compared with 2002 due mainly to higher pension and other employee benefit expenses. Selling, general and administrative expenses as a percentage of sales decreased by 0.6 percentage points in 2002 compared with 2001 due mainly to a $106 million reduction in repositioning and other charges as well as lower costs due to the benefits of repositioning actions, mainly workforce reductions. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details.

(Dollars in Millions)                                       2003   2002    2001
-------------------------------------------------------------------------------
Pension and other postretirement benefit expense (income)
   included in cost of goods sold and selling, general
   and administrative expenses ..........................   $325   $(11)  $(165)
Increase (decrease) compared with prior year ............   $336   $154   $(122)
===============================================================================

Pension expense increased by $290 and $151 million in 2003 and 2002, respectively, mainly due to the following:

o A decrease in the market-related value of our pension plan assets during the period 2000 to 2002 due to the poor performance of the equity markets which adversely affected our pension fund assets during this period.

o A systematic recognition of higher losses resulting mainly from actual plan asset returns below the expected rate of return during the period 2000 to 2002.

o A reduction in 2003 in the expected rate of return on plan assets from 10 to 9 percent in response to the continued deterioration in financial market returns in 2002.

o A decrease in the discount rate from 7.75 percent in 2001 to 6.75 percent in 2003.

Using an expected long-term rate of return of 9 percent and a discount rate of 6 percent, pension expense for our U.S. plans is expected to be $380 million in 2004, an increase of $241 million compared with 2003.

(Gain) Loss on Sale of Non-Strategic Businesses

(Dollars in Millions)                                         2003   2002   2001
--------------------------------------------------------------------------------
(Gain) loss on sale of non-strategic businesses ...........   $(38)  $124    $--
================================================================================

Gain on sale of non-strategic businesses of $38 million in 2003 represents the net pretax gain on the dispositions of certain Specialty Materials (Engineering Plastics, Rudolstadt and Metglas) and Aerospace (Honeywell Aerospace Defense Services) businesses. The dispositions of these businesses did not materially impact net sales and segment profit in 2003 compared with 2002. Loss on sale of non-strategic businesses of $124 million in 2002 represented the pretax loss on the dispositions of Specialty Materials Pharmaceutical Fine Chemicals (PFC) and Advanced Circuits businesses and Automation and Control Solutions Consumer Products business totaling $249 million, partially offset by the pretax gain on the disposition of our Bendix Commercial Vehicle Systems (BCVS) business of $125 million. The divestitures of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively.

Asbestos Related Litigation Charges, Net of Insurance

(Dollars in Millions)                                       2003     2002   2001
--------------------------------------------------------------------------------
Asbestos related litigation charges, net of insurance ...    $--   $1,548   $159
================================================================================

Asbestos related litigation charges, net of insurance related mainly to costs associated with asbestos claims related to NARCO. See Asbestos Matters in Note 21 of Notes to Financial Statements for further discussion.

Business Impairment Charges

(Dollars in Millions)                                         2003   2002   2001
--------------------------------------------------------------------------------
Business impairment charges ...............................    $--   $877   $145
================================================================================

Business impairment charges related principally to the write-down of property, plant and equipment in businesses in our Specialty Materials reportable segment and in our Friction Materials business. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details.

Equity in (Income) Loss of Affiliated Companies

(Dollars in Millions)                                         2003   2002   2001
--------------------------------------------------------------------------------
Equity in (income) loss of affiliated companies ...........   $(38)  $(42)  $193
================================================================================

Equity income decreased by $4 million in 2003 compared with 2002 due to a charge of $2 million in 2003 related to the sale of a Specialty Materials' equity investee's investment. Also, 2002 included income of $15 million resulting from exiting joint ventures in our Aerospace and Transportation Systems reportable segments partially offset by a charge of $13 million for severance actions by our UOP joint venture. Equity income increased by $235 million in 2002 compared with 2001 mainly due to a $187 million decrease in repositioning and other charges. See the repositioning, litigation, business impairment and other charges section of this MD&A for further details. This increase also resulted from an improvement in earnings of $23 million from joint ventures in our Specialty Materials and Automation and Control Solutions reportable segments and from income of $15 million resulting from exiting joint ventures in our Aerospace and Transportation Systems reportable segments.

Other (Income) Expense

(Dollars in Millions)                                        2003   2002   2001
-------------------------------------------------------------------------------
Other (income) expense ...................................    $19    $(4)  $(17)
===============================================================================

Other expense increased by $23 million in 2003 compared with 2002 due mainly to an increase of $65 million in foreign exchange losses resulting from weakness in the U.S. dollar mainly against the EURO partially offset by a gain of $20 million related to a settlement of a patent infringement lawsuit and an increase of $19 million in interest income from higher cash balances. Other income decreased by $13 million in 2002 compared with 2001 due to an increase in foreign exchange losses of $47 million and an increase in other charges of $9 million, largely offset by income of $15 million from a partial settlement of a patent infringement lawsuit with an automotive supplier, lower minority interests of $16 million and higher interest income of $13 million. The increase of $9 million in other charges resulted from charges of $15 million in 2002 related to an other than temporary decline in value of cost basis equity investments versus a $6 million loss in 2001 related to the early redemption of our $200 million 5 3/4% dealer remarketable securities.

Interest and Other Financial Charges

(Dollars in Millions)                                      2003   2002    2001
-------------------------------------------------------------------------------
Interest and other financial charges ...................   $335   $344    $405
% change compared with prior year ......................     (3)%  (15)%   (16)%
===============================================================================

Interest and other financial charges decreased by 3 percent in 2003 compared with 2002 due mainly to lower average interest rates. Interest and other financial charges decreased by 15 percent in 2002 compared with 2001 due mainly to lower average interest rates and lower average debt outstanding.

Tax Expense (Benefit)

(Dollars in Millions)                                   2003    2002      2001
-------------------------------------------------------------------------------
Tax expense (benefit) ...............................  $ 296  $ (725)   $ (323)
Effective tax (benefit) rate ........................   18.0%  (76.7)%   (76.6)%
===============================================================================

The effective tax rate (benefit) in 2003, 2002 and 2001 was different than the statutory rate of 35 percent due in part to tax benefits from export sales, favorable tax audit settlements and foreign tax planning strategies. The effective tax rate in 2003 also includes tax benefits expected to be realized as a result of the redesignation of our Friction Materials business from held for sale to held and used resulting from the termination of discussions with Federal-Mogul Corp. The effective (benefit) rate in 2002 included the tax benefit resulting from a higher deductible tax basis than book basis related to sales of our

Advanced Circuits, PFC and Consumer Products businesses. The impact of tax benefits from export sales, U.S. tax credits and favorable audit settlements had a more favorable impact on our effective (benefit) rates in 2002 and 2001 principally due to the relative amount of these benefits in comparison to the amount of our pretax losses in 2002 and 2001. See Note 7 of Notes to Financial Statements for further information on taxes including a detailed effective tax rate reconciliation.

In 2003, we derived tax benefits of $60 million from an exclusion provided under U.S. income tax laws with respect to certain extraterritorial income (ETI) attributable to receipts from U.S. exports. In January 2002, the World Trade Organization (WTO) held that the ETI regime, like its predecessor, the Foreign Sales Corporation, constituted a prohibited export subsidy under the relevant trade agreements and has stated that sanctions would be imposed if the law is not repealed or appropriately changed. If ETI is repealed, it is unlikely that we would be able to realize an equivalent tax benefit under current legislative proposals. Nonetheless, we believe that the impact of final legislation will not have a material effect on our consolidated results of operations, operating cash flows or financial position.

Net Income (Loss)

(Dollars in Millions,
Except Per Share Amounts)                                2003     2002     2001
-------------------------------------------------------------------------------
Net income (loss) ..................................   $1,324   $ (220)  $  (99)
Earnings (loss) per share of common stock--assuming
   dilution ........................................   $ 1.54   $(0.27)  $(0.12)
===============================================================================

The increase of $1.81 per share in 2003 compared with 2002 mainly relates to a decrease in repositioning, litigation, business impairment and other charges partially offset by the impact of higher pension expense and lower sales of higher-margin products and services, principally in our Aerospace and Automation and Control Solutions reportable segments. The increase of $0.15 loss per share in 2002 compared with 2001 resulted mainly from an increase in repositioning, litigation, business impairment and other charges, lower pension income and a decrease in sales of higher-margin Aerospace products and services partially offset by the exclusion of amortization of goodwill and indefinite-lived intangible assets in 2002. Such amortization expense is excluded from the 2002 results, in conformity with SFAS No. 142. Repositioning, litigation, business impairment and other charges in 2003, 2002 and 2001 are discussed in detail in this MD&A.

Review of Business Segments

(Dollars in Millions)                                2003       2002       2001
-------------------------------------------------------------------------------
NET SALES
Aerospace ....................................   $  8,813   $  8,855   $  9,653
Automation and Control Solutions .............      7,464      6,978      7,185
Specialty Materials ..........................      3,169      3,205      3,313
Transportation Systems .......................      3,650      3,184      3,457
Corporate ....................................          7         52         44
-------------------------------------------------------------------------------
                                                 $ 23,103   $ 22,274   $ 23,652
===============================================================================
SEGMENT PROFIT
Aerospace ....................................   $  1,221   $  1,308   $  1,599
Automation and Control Solutions .............        843        860        774
Specialty Materials ..........................        136         90         56
Transportation Systems .......................        461        393        307
Corporate ....................................       (142)      (154)      (153)
-------------------------------------------------------------------------------
                                                 $  2,519   $  2,497   $  2,583
===============================================================================

A reconciliation of segment profit to income (loss) before taxes and cumulative effect of accounting change follows:

(Dollars in Millions)                                  2003      2002      2001
-------------------------------------------------------------------------------
Segment profit (1) ..............................   $ 2,519   $ 2,497   $ 2,583
Gain (loss) on sale of non-strategic
   businesses ...................................        38      (124)       --
Asbestos related litigation charges, net of
   insurance ....................................        --    (1,548)     (159)
Business impairment charges .....................        --      (877)     (145)
Repositioning and other charges (2) .............      (276)     (606)   (2,285)
Pension and other postretirement benefits
   (expense) income (2) .........................      (325)       11       165
Equity in income (loss) of affiliated
   companies ....................................        38        42      (193)
Other income (expense) ..........................       (19)        4        17
Interest and other financial charges ............      (335)     (344)     (405)
-------------------------------------------------------------------------------
Income (loss) before taxes and cumulative effect
   of accounting change .........................   $ 1,640   $  (945)  $  (422)
===============================================================================

(1) Segment profit in 2001 includes pretax amortization of goodwill and indefinite-lived intangible assets of $204 million (Aerospace--$60 million, Automation and Control Solutions--$92 million, Specialty Materials--$32 million and Transportation Systems--$20 million). Such amortization expense is excluded from the 2003 and 2002 results, in conformity with SFAS No. 142.

(2) Amounts included in cost of goods sold and selling, general and administrative expenses.

During 2003, we changed our definition of segment profit to exclude pension and other postretirement benefits (expense) income. See Note 23 of Notes to Financial Statements for further information on our reportable segments and our definition of segment profit.

Aerospace

(Dollars in Millions)                                 2003      2002      2001
------------------------------------------------------------------------------
Net sales .......................................   $8,813    $8,855    $9,653
% change compared with prior year ...............       -- %      (8)%      (3)%
Segment profit ..................................   $1,221    $1,308    $1,599
% change compared with prior year ...............       (7)%     (18)%     (20)%
==============================================================================

Aerospace sales by the major market segments follows:

                                                % of Aerospace     % Change in
                                                         Sales           Sales
                                            ------------------ ----------------
                                                                 2003     2002
                                                               Versus   Versus
MARKET SEGMENT                              2003   2002   2001   2002     2001
--------------------------------------------------------------------------------
Commercial:
Air transport aftermarket ...............     21%    20%    22%    (1)%    (13)%
Air transport original equipment ........      9     11     14    (16)     (28)
Regional transport aftermarket ..........      9      9      9     (8)     (13)
Regional transport original equipment ...      2      2      4    (15)     (45)
Business and general aviation
   aftermarket ..........................      8      8      7      6        7
Business and general aviation
   original equipment ...................      6      8     10    (21)     (27)
Defense and Space:
Defense and space original equipment ....     32     31     25      4       13
Defense and space aftermarket ...........     13     11      9     16       12
---------------------------------------------------------------
Total ...................................    100%   100%   100%    -- %     (8)%
================================================================================

Aerospace sales in 2003 and 2002 were adversely impacted by general weakness in the economy and other factors as follows:

o Air transport aftermarket sales have been adversely impacted in 2003 and 2002 by lower global flying hours and the financial problems being experienced by many of the commercial airlines. This sales decline trend began in 2001 and was exacerbated by the abrupt downturn in the aviation industry following the terrorists attacks on September 11, 2001. While sales of repair and overhaul services have improved in 2003 signaling increased maintenance and out-sourcing activity by the major airlines, discretionary spending by airlines for purchases of spare parts for replacements and upgrades continues to be weak.

o Air transport original equipment (OE) sales decreased significantly in both 2003 and 2002 reflecting dramatically lower deliveries by our OE customers (primarily Airbus and Boeing) due to reduced aircraft orders by commercial airlines.

o Defense and space OE and aftermarket sales were strong in both 2003 and 2002 due mainly to increased military activity from increased military replenishment, platform upgrades and growth in precision guidance munitions.

o Regional aftermarket sales were lower in 2003 and 2002 due mainly to lower sales of spare parts to regional airline operators.

o Business and general aviation OE sales were lower in 2003 and 2002 reflecting a decline in projected deliveries of business jet airplanes due to weakness in the demand for fractional interests in aircraft and corporate profitability.

o Business and general aviation aftermarket sales increased in both 2003 and 2002 largely due to higher repair and overhaul activity in the fractional jet market.

Trends which may impact Aerospace operating results in 2004 include:

o Preliminary indications that the financial condition of the airline industry is beginning to stabilize and that there will be moderate improvement in global flying hours.

o The extent to which increased military activity is offset by lower OE sales due to program completions and reductions.

o The magnitude of an expected increase in aircraft orders and deliveries in the air transport, business and general aviation segments.

Aerospace segment profit in 2003 decreased by 7 percent compared with 2002 due mainly to lower sales of commercial original equipment and higher-margin commercial after-market spare parts. Aerospace segment profit in 2002 decreased by 18 percent compared with 2001 due mainly to lower sales of higher-margin commercial aftermarket products such as avionics upgrades and spare parts and contract losses. This decrease was partially offset by lower costs primarily from workforce reductions.

Automation and Control Solutions

(Dollars in Millions)                                 2003      2002      2001
------------------------------------------------------------------------------
Net sales .......................................   $7,464    $6,978    $7,185
% change compared with prior year ...............        7 %      (3)%      (3)%
Segment profit ..................................   $  843    $  860    $  774
% change compared with prior year ...............       (2)%      11 %     (15)%
==============================================================================

Automation and Control Solutions sales in 2003 increased by 7 percent compared with 2002 due to favorable effects of foreign exchange of 5 percent and acquisitions, net of the disposition of our Consumer Products business, of 4 percent, partially offset by the impact of lower prices and volumes of 1 percent each. Sales increased by 11 percent for our Automation and Control Products business as the favorable effects of foreign exchange and acquisitions, mainly Invensys Sensor Systems (Invensys), more than offset the impact of the disposition of our Consumer Products business and lower volumes. Sales for our Process Solutions business increased by 4 percent due to the favorable effect of foreign exchange partially offset by lower unit volumes. Sales for our Building Solutions business increased by 2 percent as the favorable effect of foreign exchange more than offset lower volumes due to continued softness in the non-residential construction market. Automation and Control Solutions sales in 2002 decreased by 3 percent compared with 2001 due to the impact of lower prices and volumes of 2 and 1 percent, respectively, and net divestitures of 1 percent, mainly our Consumer Products business. This decrease was partially offset by the favorable effect of foreign exchange of 1 percent. Sales declined by 2 percent for our Automation and Control Products business primarily due to the disposition of our Consumer Products business and softness in capital spending partially offset by increased demand for security-related products. Sales for our Process Solutions business declined by 4 percent resulting from ongoing softness in industrial production and capital spending. Sales for our Building Solutions business decreased by 3 percent due primarily to general weakness in the economy.

Trends which may impact Automation and Control Solutions operating results in 2004 include the extent, if any, of recovery in non-residential construction spending and capital spending on process and building automation.

Automation and Controls Solutions segment profit in 2003 decreased by 2 percent compared with 2002 due mainly to the decline in higher-margin energy-retrofit and discretionary spot sales in our Building Solutions business, and increased research and development and investments in sales and marketing capacity, mainly in our Automation and Control Products and Building Solutions businesses, respectively. Segment profit was also adversely impacted by pricing pressures mainly in our Automation and Control Products and Process Solutions businesses. Automation and Control Solutions segment profit in 2002 increased by 11 percent compared with 2001. This increase resulted primarily from the absence of goodwill amortization expense in 2002 and lower costs due to the benefits of repositioning actions, mainly workforce reductions. This increase was partially offset by the impact of lower sales volumes and pricing pressures, mainly in our Automation and Control Products and Building Solutions businesses.

Specialty Materials

(Dollars in Millions)                                 2003      2002      2001
------------------------------------------------------------------------------
Net sales .......................................   $3,169    $3,205    $3,313
% change compared with prior year ...............       (1)%      (3)%     (18)%
Segment profit ..................................   $  136    $   90    $   56
% change compared with prior year ...............       51 %      61 %     (83)%
==============================================================================

Specialty Materials sales in 2003 decreased by 1 percent compared with 2002 due to the impact of the divestitures of our Advanced Circuits, PFC and Engineering Plastics businesses, net of the acquisition of BASF's nylon fiber business, of 6 percent partially offset by the favorable effects of foreign exchange of 3 percent and higher volumes of 2 percent. Higher volumes were principally driven by strong demand for Spectra fiber from the U.S. military, increasing demand for HFCs, a key component of many non-ozone depleting refrigerants and foam blowing agents and increased demand for electronic materials from the semiconductor industry. Volumes were adversely affected by the temporary plant shutdowns in our Fluorocarbons and Nylon System businesses. Specialty Materials sales in 2002 decreased by 3 percent compared with 2001 due to the impact of lower prices of 5 percent and divestitures of 1 percent, mainly our PFC business, partially offset by higher volumes of 2 percent and the favorable effect of foreign exchange of 1 percent. Industrial overcapacity resulted in pricing pressures in several businesses such as Nylon System, Specialty Chemicals, Polyester and Flourines. The adverse impact of pricing in these businesses was somewhat offset by higher demand principally in our Nylon System and Electronic Materials businesses. In addition, weakness in the telecommunication industry drove a substantial decline in sales in our Advanced Circuits business which we sold in the fourth quarter of 2002.

Trends which may impact Specialty Materials operating results in 2004 include:

o    Continued excess global capacity in the production of polyester and nylon.

o Key raw material costs (natural gas and benzene) remaining at historically high levels.

Specialty Materials segment profit in 2003 increased by 51 percent compared with 2002 due mainly to the impact of the prior year write-down of property, plant and equipment in several businesses, the benefits of cost actions including synergies from the nylon transaction, divestitures of non-strategic businesses and higher sales volumes. This increase was partially offset by higher raw material costs (mainly natural gas and benzene) and the impact of the temporary plant shutdowns in our Fluorocarbons and Nylon System businesses. Specialty Materials segment profit in 2002 increased by 61 percent compared with 2001 due mainly to the absence of goodwill amortization expense in 2002 and the impact of higher volumes in our Electronic Materials and Nylon System businesses, lower raw material costs, and lower costs resulting from plant shutdowns and workforce reductions. This increase was partially offset by the negative impact of pricing pressures in many of our markets and by start-up costs for our new Fluorines plant.

Transportation Systems

(Dollars in Millions)                                 2003     2002      2001
------------------------------------------------------------------------------
Net sales ........................................  $3,650   $3,184    $3,457
% change compared with prior year ................      15%      (8)%      (2)%
Segment profit ...................................  $  461   $  393    $  307
% change compared with prior year ................      17%      28 %      11 %
==============================================================================

Transportation Systems sales in 2003 increased by 15 percent compared with 2002 due mainly to the favorable effects of foreign exchange of 9 percent and a favorable sales mix and volume growth of 5 percent. This increase resulted mainly from a 27 percent increase in sales for our Honeywell Turbo Technologies business due to a favorable sales mix and volume growth of 15 percent as worldwide demand for our turbochargers continued to be strong and the favorable effect of foreign exchange of 12 percent. Transportation Systems sales in 2002 decreased by 8 percent compared with 2001 due to the disposition of our BCVS business of 12 percent partially offset by higher volumes of 3 percent and the favorable effect of foreign exchange of 2 percent. Sales for our Honeywell Turbo Technologies business increased by 6 percent due to higher build rates for medium and heavy-duty vehicles in Asia and North America. Sales for our Consumer Products Group and Friction Materials businesses also both increased by 2 percent due mainly to favorable foreign exchange.

Trends which may impact Transportation Systems operating results in 2004 include:

o Rate of increase in global diesel and gasoline turbocharger OEM demand arising from continued penetration of diesel passenger cars into the European market, and North America truck shipments.

o    The adoption of regulations aimed at reducing emissions.

Transportation Systems segment profit in 2003 increased by 17 percent compared with 2002 as the effect of higher sales in our Honeywell Turbo Technologies business was partially offset by higher new product development and introduction and facility relocations expenses, and lower aftermarket sales at our Friction Materials business. Transportation Systems segment profit in 2002 increased by 28 percent compared with 2001 due mainly to higher sales and the effects of cost-structure improvements, mainly workforce reductions and low-cost sourcing, in all of the segment's businesses. The shutdown of our Turbogenerator product line in 2001 also contributed to higher segment profit. This increase was partially offset by the absence of segment profit from our BCVS business which was sold in the first quarter of 2002.

Repositioning, Litigation, Business Impairment and Other Charges

A summary of repositioning, litigation, business impairment and other charges follows:

(Dollars in Millions)                                    2003     2002     2001
-------------------------------------------------------------------------------
Severance ............................................   $ 69   $  270   $  727
Asset impairments ....................................      6      121      194
Exit costs ...........................................      7       62       95
Reserve adjustments ..................................    (69)     (76)    (119)
-------------------------------------------------------------------------------
Total net repositioning charge .......................     13      377      897
-------------------------------------------------------------------------------
Asbestos related litigation charges, net of
   insurance .........................................     --    1,548      159
Litton litigation settlement .........................     --       --      440
Other probable and reasonably estimable legal and
    environmental liabilities ........................    261       30      249
Business impairment charges ..........................     --      877      145
Customer claims and settlements of contract
   liabilities .......................................     --      152      310
Write-offs of receivables, inventories and
   other assets ......................................      2       60      335
Investment impairment charges ........................      2       15      112
Aerospace jet engine contract cancellation ...........     --       --      100
General Electric merger expenses .....................     --       --       42
Debt extinguishment loss .............................     --       --        6
-------------------------------------------------------------------------------
Total net repositioning, litigation, business
   impairment and other charges ......................   $278   $3,059   $2,795
===============================================================================

The following table summarizes the pretax distribution of total net repositioning, litigation, business impairment and other charges by income statement classification:

(Dollars in Millions)                                    2003     2002     2001
-------------------------------------------------------------------------------
Cost of goods sold ...................................   $272   $  561   $2,134
Selling, general and administrative expenses .........      4       45      151
Asbestos related litigation charges, net of
   insurance .........................................     --    1,548      159
Business impairment charges ..........................     --      877      145
Equity in (income) loss of affiliated companies ......      2       13      200
Other (income) expense ...............................     --       15        6
-------------------------------------------------------------------------------
                                                         $278   $3,059   $2,795
===============================================================================

In 2003, we recognized a repositioning charge of $82 million mainly for severance costs related to workforce reductions of 1,501 manufacturing and administrative positions across all of our reportable segments. Also, $69 million of previously established accruals, mainly for severance, were returned to income in 2003, due to fewer employee separations than originally anticipated associated with certain 2002 repositioning actions, resulting in reduced severance liabilities in our Automation and Control Solutions, Aerospace and Specialty Materials reportable segments.

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions, which are substantially complete. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

Our 2003 repositioning actions are expected to generate incremental pretax savings of approximately $70 million in 2004 compared with 2003 principally from planned workforce reductions. Cash expenditures for severance and other exit costs necessary to execute our repositioning actions were $200, $447 and $422 million in 2003, 2002 and 2001, respectively. Such expenditures for severance and other exit costs have been funded principally through operating cash flows. Cash expenditures for severance and other exit costs necessary to execute the remaining actions will approximate $200 million in 2004 and will be funded principally through operating cash flows.

In 2003, we recognized other charges for probable and reasonably estimable legal and environmental liabilities of $261 million. This includes $235 million for environmental liabilities mainly related to the matter entitled Interfaith Community Organization, et al. v. Honeywell International Inc., et al. and for environmental conditions in and around Onondaga Lake in Syracuse, New York, both as discussed in Note 21 of Notes to Financial Statements. We also recognized a charge of $4 million in our Specialty Materials reportable segment including a loss on sale of an investment owned by an equity investee.

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions reportable segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end-markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held and used in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which was classified as assets held for disposal in Other Current Assets as of December 31, 2002 (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. We formally ended negotiations to sell our Friction Materials business to Federal-Mogul Corp. and reclassified the business from held for sale to held and used as of December 31, 2003--see Note 21 of Notes to Financial Statements for further discussion). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of NARCO (see Note 21 of Notes to Financial Statements for further discussion). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of other probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain equity investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, other probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21 of Notes to

Financial Statements for further discussion), asbestos related litigation charges of $159 million (see Note 21 of Notes to Financial Statements for further discussion), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract, and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with General Electric and redeemed our $200 million 5 3/4% dealer remarketable securities due 2011, resulting in a loss of $6 million.

The following tables provide details of the pretax impact of total net repositioning, litigation, business impairment and other charges by reportable segment.

Aerospace

(Dollars in Millions)                                        2003   2002   2001
-------------------------------------------------------------------------------
Net repositioning charge .................................    $10   $ 15   $198
Litton litigation settlement .............................     --     --    440
Other probable and reasonably estimable legal and
   environmental liabilities .............................     --     --      2
Customer claims and settlements of contract liabilities ..     --     99    111
Write-offs of receivables, inventories and other assets ..     --     21     44
Investment impairment charges ............................     --     11     --
Aerospace jet engine contract cancellation ...............     --     --    100
-------------------------------------------------------------------------------
                                                              $10   $146   $895
===============================================================================

Automation and Control Solutions

(Dollars in Millions)                                        2003   2002   2001
-------------------------------------------------------------------------------
Net repositioning charge .................................   $(22)  $131   $289
Other probable and reasonably estimable legal and
   environmental liabilities .............................     --     --     53
Business impairment charges ..............................     --     22     --
Customer claims and settlements of contract liabilities ..     --     42    114
Write-offs of receivables, inventories and other assets ..     --     17    236
Investment impairment charges ............................     --     --     93
-------------------------------------------------------------------------------
                                                             $(22)  $212   $785
===============================================================================

Specialty Materials

(Dollars in Millions)                                        2003   2002   2001
-------------------------------------------------------------------------------
Net repositioning charge .................................    $16   $167   $172
Other probable and reasonably estimable legal and
   environmental liabilities .............................     --     23     --
Business impairment charges ..............................     --    763     --
Customer claims and settlements of contract liabilities ..     --     11     29
Write-offs of receivables, inventories and other assets ..      2     12     22
Investment impairment charges ............................      2     --     19
-------------------------------------------------------------------------------
                                                              $20   $976   $242
===============================================================================

Transportation Systems

(Dollars in Millions)                                        2003   2002   2001
-------------------------------------------------------------------------------
Net repositioning charge .................................    $ 5   $ 26   $133
Asbestos related litigation charges, net of insurance ....     --    167     --
Other probable and reasonably estimable legal and
   environmental liabilities .............................     11     --      2
Business impairment charges ..............................     --     92    145
Customer claims and settlements of contract liabilities ..     --     --     56
Write-offs of receivables, inventories and other assets ..     --     10     31
-------------------------------------------------------------------------------
                                                              $16   $295   $367
===============================================================================

Corporate

(Dollars in Millions)                                        2003    2002    2001
---------------------------------------------------------------------------------
Net repositioning charge .................................   $  4   $   38   $105
Asbestos related litigation charges, net of insurance ....     --    1,381    159
Other probable and reasonably estimable legal and
   environmental liabilities .............................    250        7    192
Write-offs of receivables, inventories and other assets ..     --       --      2
Investment impairment charges ............................     --        4     --
Debt extinguishment loss .................................     --       --      6
General Electric merger expenses .........................     --       --     42
---------------------------------------------------------------------------------
                                                             $254   $1,430   $506
=================================================================================

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Summary

Our cash flows from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows, are summarized as follows:

(Dollars in Millions)                                          2003     2002     2001
-------------------------------------------------------------------------------------
Cash provided by (used for):
   Operating activities ..................................   $2,199   $2,380   $1,996
   Investing activities ..................................     (680)    (870)    (906)
   Financing activities ..................................     (895)    (932)    (884)
   Effect of exchange rate changes on cash ...............      305       50       (9)
-------------------------------------------------------------------------------------
Net increase in cash and cash equivalents ................   $  929   $  628   $  197
=====================================================================================

Cash provided by operating activities decreased by $181 million during 2003 compared with 2002 mainly due to a $540 million increase in voluntary U.S. pension contributions as well as a reduced improvement in working capital (receivables, inventories and accounts payable) turnover due primarily to a weakening of the U.S. dollar versus the Euro and Canadian dollar throughout 2003. This decrease was partially offset by reduced severance and exit costs payments of $247 million, lower litigation payments of $222 million, as well as insurance receipts in excess of asbestos liability payments of $107 million during 2003. Cash provided by operating activities increased by $384 million during 2002 compared with 2001 mainly due to an improvement in working capital turnover and lower tax payments. This increase was partially offset by a voluntary U.S. pension contribution of $130 million and higher spending for repositioning actions, mainly severance.

Cash used for investing activities decreased by $190 million during 2003 compared with 2002 due mainly to reduced spending of $321 million for acquisitions, principally reflecting the acquisition of Invensys in October 2002. This decrease was partially offset by reduced proceeds from sales of investments of $91 million related to the disposition of a cost investment in our Automation and Controls Solutions reportable segment in 2002, and reduced proceeds from sales of businesses of $46 million. Proceeds from business sales in 2003 resulted from the sale of certain non-core Specialty Materials (Engineering Plastics, Rudolstadt and Metglas) and Aerospace (Honeywell Aerospace Defense Services) businesses. Cash used for investing activities decreased by $36 million during 2002 compared with 2001 due to higher proceeds from sales of businesses of $139 million and lower capital spending of $205 million. During 2002, we realized proceeds from the sales of our BCVS, PFC and Consumer Products businesses. The decrease in capital spending reflected the completion in 2002 of a major plant in our Fluorines business and our intention to limit capital spending at non-strategic businesses. This decrease in cash used for investing activities also reflects the proceeds of $91 million from the disposition of a cost investment in our Automation and Control Solutions reportable segment. This decrease in cash used for investing activities was partially offset by an increase in spending for acquisitions of $398 million, principally reflecting the acquisition of Invensys.

Cash used for financing activities decreased by $37 million during 2003 compared with 2002 mainly due to lower net debt repayments in 2003, partially offset by cash used to repurchase shares in the fourth quarter of 2003. Total debt of $5,160 million at December 31, 2003 was $71 million, or 1 percent higher than at December 31, 2002 principally reflecting the assumption of $267 million of debt associated with the purchase of assets under operating leases partially offset by lower short-term borrowings. Cash used for financing activities increased by $48 million during 2002 compared with 2001 mainly due to a decrease in proceeds from issuance of common stock upon stock option exercises. Total debt of $5,089 million at December 31, 2002 was $181 million, or 3 percent lower than at December 31, 2001 principally reflecting scheduled repayments of long-term debt.

At December 31, 2003 we had approximately $2.6 billion of cash and cash equivalents held by non U.S. subsidiaries mainly in local currencies (principally the Euro, British pound and Canadian dollar). The $305 million increase in cash and cash equivalents due to exchange rate changes principally resulted from a weakening of the U.S. dollar mainly against the Euro and Canadian dollar throughout 2003. We manage our worldwide cash requirements considering available cash balances and the most cost effective method to access those cash balances. The repatriation of cash balances from some non U.S. subsidiaries to the U.S. could have adverse U.S. tax consequences; however, substantially all cash balances held by non U.S. subsidiaries are available without legal restrictions to fund business operations.

Liquidity

We manage our businesses to maximize operating cash flows as the primary source of our liquidity. Operating cash flows were $2.2 billion in 2003. We have approximately $6.2 billion in working capital (trade receivables and inventories) and each of our businesses continues to focus on strategies to improve working capital turnover in 2004 to increase operating cash flows. Considering the current economic environment in which each of our businesses operate and our business plans and strategies, including our focus on growth, cost reduction and productivity initiatives, we believe that our operating cash flows will remain our principal source of liquidity. In addition to our operating cash flows and available cash, additional sources of liquidity include committed credit lines, access to the public debt and equity markets using debt and equity securities and commercial paper, as well as our ability to sell trade accounts receivables.

A source of liquidity is our short-term borrowings in the commercial paper market. Our ability to access the commercial paper market and the related cost of these borrowings is affected by the strength of our credit ratings and our $2.3 billion committed bank revolving credit facilities (Revolving Credit Facilities). Our credit ratings are periodically reviewed by the major independent debt-rating agencies. Our current ratings as provided by Moody's Investors Service, Standard & Poor's and Fitch, Inc. are A-2, A and A+, respectively, for long-term debt and P-1, A-1 and F-1, respectively, for short-term debt. Our credit ratings by each of the three major debt-rating agencies reflect a "negative outlook" due principally to the lower operating results for our Aerospace reportable segment due to the depressed market conditions in the commercial air transport industry and our potential exposure to asbestos liabilities. The "negative outlook" ratings have not impaired, nor do we expect it to impair, our access to the commercial paper markets.

We may from time to time issue unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from date of issuance. Borrowings under the commercial paper program are available for general corporate purposes as well as for financing potential acquisitions. There was no commercial paper outstanding at year-end 2003.

We maintain $2.3 billion of Revolving Credit Facilities with a group of banks, arranged by Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., comprised of: (a) a $1.3 billion Five-Year Credit Agreement, with a $300 million letter of credit sub-limit and (b) a $1 billion 364-Day Credit Agreement. The credit agreements are maintained for general corporate purposes, including support for the issuance of commercial paper. The Five-Year Credit Agreement was increased in November 2003 from $1 billion to $1.3 billion with the addition of a $300 million sub-limit for the potential issuance of letters of credit. See
Note 15 of Notes to Financial Statements for details of long term debt and description of our Revolving Credit Facilities.

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

We also sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $174 million at December 31, 2003 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. New receivables are sold under the agreement as previously sold receivables are collected. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. The sold receivables were $500 million at both December 31, 2003 and 2002.

In addition to our normal operating cash requirements, our principal future cash requirements will be to fund capital expenditures, debt repayments, employee benefit obligations, environmental remediation costs, asbestos claims, severance and exit costs related to repositioning actions, share repurchases and any strategic acquisitions. Our total capital expenditures in 2004 are currently projected at approximately $665 million. These expenditures are primarily intended for maintenance, replacement, production capacity expansion and cost reduction. There are no significant long-term debt repayments scheduled for 2004. Assuming that actual pension plan returns are consistent with our expected rate of return of 9 percent in 2004 and beyond and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future. We currently expect to repurchase approximately 10 million shares on an annual basis under our share repurchase program initiated in the fourth quarter of 2003. Cash expenditures for severance and other exit costs necessary to execute the remaining repositioning actions will approximate $200 million in 2004. We expect our cash expenditures for asbestos claims in 2004 to be approximately $730 million and insurance recoveries to be approximately $130 million in 2004. See Asbestos Matters in
Note 21 of Notes to Financial Statements for further discussion.

We continuously assess the relative strength of each business in our portfolio as to strategic fit, market position, profit and cash flow contribution in order to upgrade our combined portfolio and identify business units that will most benefit from increased investment. We identify acquisition candidates that will further our strategic plan and strengthen our existing core businesses. We also identify business units that do not fit into our long-term strategic plan based on their market position, relative profitability or growth potential. These business units are considered for potential divestiture, restructuring or other repositioning actions subject to regulatory constraints. In 2003, we realized $137 million in cash proceeds from sales of non-strategic businesses.

We believe that our operating cash flows will be sufficient to meet our future cash needs. Our available cash, committed credit lines, access to the public debt and equity markets using debt and equity securities and commercial paper, as well as our ability to sell trade accounts receivables, provide additional sources of short-term and long-term liquidity to fund current operations and future investment opportunities. Based on our current financial position and expected economic performance, we do not believe that our liquidity will be adversely impacted by an inability to access our sources of financing.

Contractual Obligations and Probable Liability Payments

Following is a summary of our significant contractual obligations and probable liability payments at December 31, 2003:

                                                                           Payments by Period
                                                       -----------------------------------------------------
(Dollars in Millions)                                    Total     2004   2005-2006   2007-2008   Thereafter
------------------------------------------------------------------------------------------------------------
Long-term debt, including capitalized leases (1) ...   $ 5,008   $   47      $1,883      $  758       $2,320
Minimum operating lease payments ...................     1,042      274         351         209          208
Purchase obligations (2) ...........................     2,644      629         786         288          941
Environmental liability payments ...................       593       90         200         200          103
Asbestos related liability payments (3) ............     3,009      730       1,110         372          797
------------------------------------------------------------------------------------------------------------
                                                        12,296    1,770       4,330       1,827        4,369
------------------------------------------------------------------------------------------------------------
Asbestos insurance recoveries (4) ..................    (1,447)    (130)       (310)        (91)        (916)
------------------------------------------------------------------------------------------------------------
                                                       $10,849   $1,640      $4,020      $1,736       $3,453
============================================================================================================

(1)  Assumes all long-term debt is outstanding until scheduled maturity.

(2) Purchase obligations are entered into with various vendors in the normal course of business and are consistent with our expected requirements.

(3) These amounts are estimates of asbestos related cash payments for NARCO and Bendix. NARCO estimated payments are based on the terms and conditions, including evidentiary requirements, specified in the definitive agreements or agreements in principle and pursuant to Trust Distribution Procedures. Bendix payments are based on our estimate of pending claims. Projecting future events is subject to many uncertainties that could cause asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that NARCO or Bendix insurance recoveries will be timely, that a NARCO plan of reorganization will be proposed or confirmed, or whether there will be any NARCO related asbestos claims beyond 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

(4) These amounts represent probable insurance recoveries through 2018. See Asbestos Matters in Note 21 of Notes to Financial Statements.

The table excludes our pension and other postretirement benefits (OPEB) obligations. We made voluntary contributions of $670 and $830 million ($700 million in Honeywell common stock and $130 million in cash) to our U.S. pension plans in 2003 and 2002, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. Assuming that actual plan asset returns are consistent with our expected plan return of 9 percent in 2004 and beyond, and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future. Payments due under our OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under our plans. We expect our OPEB payments to approximate $210 million in 2004. See Note 22 of Notes to Financial Statements for further discussion of our pension and OPEB plans.

Off-Balance Sheet Arrangements

Following is a summary of our off-balance sheet arrangements:

Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2003:

                                                                         Maximum
                                                                       Potential
                                                                          Future
(Dollars in Millions)                                                   Payments
--------------------------------------------------------------------------------
Operating lease residual values ....................................      $ 73
Other third parties' financing .....................................         5
Unconsolidated affiliates' financing ...............................        38
Customer and vendor financing ......................................        24
--------------------------------------------------------------------------------
                                                                          $140
================================================================================

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

Retained Interests in Factored Pools of Trade Accounts Receivables

As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. The sold receivables ($500 million at December 31, 2003) are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools.
The over-collateralization provides credit support to the purchasers of the receivable interest by limiting their losses in the event that a portion of the receivables sold becomes uncollectible. At December 31, 2003, our retained subordinated and undivided interests at risk were $174 and $321 million, respectively. Based on the underlying credit quality of the receivables placed into the designated pools of receivables being sold, we do not expect that any losses related to our retained interests at risk will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Environmental Matters

We are subject to various federal, state and local government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

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

Remedial response and voluntary cleanup expenditures were $77, $81 and $82 million in 2003, 2002, and 2001, respectively, and are currently estimated to be approximately $90 million in 2004. We expect to fund such expenditures from operating cash flow.

Remedial response and voluntary cleanup costs charged against pretax earnings were $235, $60 and $152 million in 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, the recorded liability for environmental matters was $593 and $435 million, respectively. In addition, in 2003 and 2002 we incurred operating costs for ongoing businesses of approximately $80 and $75 million, respectively, relating to compliance with environmental regulations.

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that environmental matters will have a material adverse effect on our consolidated financial position.

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

The following table illustrates the potential change in fair value for interest rate sensitive instruments based on a hypothetical immediate one-percentage-point increase in interest rates across all maturities, the potential change in fair value for foreign exchange rate sensitive instruments based on a 10 percent increase in U.S. dollar per local currency exchange rates across all maturities, and the potential change in fair value of contracts hedging commodity purchases based on a 20 percent decrease in the price of the underlying commodity across all maturities at December 31, 2003 and 2002.

                                                                                                            Estimated Increase
                                                               Face or                                              (Decrease)
(Dollars in Millions)                                  Notional Amount  Carrying Value(1)    Fair Value(1)       In Fair Value
------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2003
Interest Rate Sensitive Instruments
Long-term debt (including current maturities) (2) ...          $(4,945)           $(4,992)         $(5,508)              $(148)
Interest rate swap agreements .......................            1,189                 67               67                 (26)
Foreign Exchange Rate Sensitive Instruments
Foreign currency exchange contracts (3) .............              641                  1                1                 (32)
Commodity Price Sensitive Instruments
Forward commodity contracts (4) .....................               --                 18               18                 (13)

DECEMBER 31, 2002

Interest Rate Sensitive Instruments
Long-term debt (including current maturities) (2) ...          $(4,764)           $(4,812)         $(5,261)              $(247)
Interest rate swap agreements .......................            1,132                 76               76                 (40)
Foreign Exchange Rate Sensitive Instruments
Foreign currency exchange contracts (3) .............            1,203                 (8)              (8)                (36)
Commodity Price Sensitive Instruments
Forward commodity contracts (4) .....................               --                  5                5                 (10)
===============================================================================================================================

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

OTHER MATTERS

Litigation

See Note 21 of Notes to Financial Statements for a discussion of environmental, asbestos and other litigation matters.

Sales to the U.S. Government

Sales to the U.S. Government, acting through its various departments and agencies and through prime contractors, amounted to $2,595, $2,277 and $2,491 million in 2003, 2002 and 2001, respectively. This included sales to the Department of Defense (DoD), as a prime contractor and subcontractor, of $2,269, $1,833 and $1,631 million in 2003, 2002 and 2001, respectively. Sales to the DoD accounted for 9.8, 8.2 and 6.9 percent of our total sales in 2003, 2002 and 2001, respectively. U.S. defense spending increased in 2003 and is also expected to increase in 2004.

Backlog

Our total backlog at year-end 2003 and 2002 was $7,191 and $7,332 million, respectively. We anticipate that approximately $5,573 million of the 2003 backlog will be filled in 2004. We believe that backlog is not necessarily a reliable indicator of our future sales because a substantial portion of the orders constituting this backlog may be canceled at the customer's option.

Inflation

Highly competitive market conditions have minimized inflation's impact on the selling prices of our products and the costs of our purchased materials. Except for the costs of certain raw materials in our Specialty Materials reportable segment (See Business Overview section of this MD&A for further discussion), cost increases for materials and labor have generally been low, and productivity enhancement programs, including repositioning actions and Six Sigma initiatives, have largely offset any impact.

Recent Accounting Pronouncements

See Note 1 of Notes to Financial Statements for a discussion of recent accounting pronouncements.

CONSOLIDATED STATEMENT OF OPERATIONS Honeywell International Inc.

                                                                               Years Ended December 31,
                                                                              -------------------------
(Dollars in Millions, Except Per Share Amounts)                                2003      2002      2001
-------------------------------------------------------------------------------------------------------
Net sales ...............................................................   $23,103   $22,274   $23,652
-------------------------------------------------------------------------------------------------------
Costs, expenses and other
   Cost of goods sold ...................................................    18,235    17,615    20,125
   Selling, general and administrative expenses .........................     2,950     2,757     3,064
   (Gain) loss on sale of non-strategic businesses ......................       (38)      124        --
   Asbestos related litigation charges, net of insurance ................        --     1,548       159
   Business impairment charges ..........................................        --       877       145
   Equity in (income) loss of affiliated companies ......................       (38)      (42)      193
   Other (income) expense ...............................................        19        (4)      (17)
   Interest and other financial charges .................................       335       344       405
-------------------------------------------------------------------------------------------------------
                                                                             21,463    23,219    24,074
-------------------------------------------------------------------------------------------------------
Income (loss) before taxes and cumulative effect of accounting change ...     1,640      (945)     (422)
Tax expense (benefit) ...................................................       296      (725)     (323)
-------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of accounting change .............     1,344      (220)      (99)
Cumulative effect of accounting change ..................................       (20)       --        --
-------------------------------------------------------------------------------------------------------
Net income (loss) .......................................................   $ 1,324   $  (220)  $   (99)
=======================================================================================================
Earnings (loss) per share of common stock--basic:
   Income (loss) before cumulative effect of accounting change ..........   $  1.56   $ (0.27)  $ (0.12)
   Cumulative effect of accounting change ...............................      (.02)       --        --
-------------------------------------------------------------------------------------------------------
   Net income (loss) ....................................................   $  1.54   $ (0.27)  $ (0.12)
=======================================================================================================
Earnings (loss) per share of common stock--assuming dilution:
   Income (loss) before cumulative effect of accounting change ..........   $  1.56   $ (0.27)  $ (0.12)
   Cumulative effect of accounting change ...............................      (.02)       --        --
-------------------------------------------------------------------------------------------------------
   Net income (loss) ....................................................   $  1.54   $ (0.27)  $ (0.12)
=======================================================================================================

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET Honeywell International Inc.

                                                                   December 31,
                                                                ---------------
(Dollars in Millions)                                            2003      2002
-------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents ..............................   $ 2,950   $ 2,021
   Accounts, notes and other receivables ..................     3,643     3,264
   Inventories ............................................     2,939     2,953
   Deferred income taxes ..................................     1,526     1,301
   Other current assets ...................................       465       661
-------------------------------------------------------------------------------
      Total current assets ................................    11,523    10,200
Investments and long-term receivables .....................       569       624
Property, plant and equipment--net ........................     4,295     4,055
Goodwill ..................................................     5,789     5,698
Other intangible assets--net ..............................     1,098     1,074
Insurance recoveries for asbestos related liabilities .....     1,317     1,636
Deferred income taxes .....................................       342       967
Prepaid pension benefit cost ..............................     3,173     2,242
Other assets ..............................................     1,238     1,069
-------------------------------------------------------------------------------
      Total assets ........................................   $29,344   $27,565
===============================================================================

LIABILITIES
Current liabilities:
   Accounts payable .......................................   $ 2,240   $ 1,912
   Short-term borrowings ..................................       152        60
   Commercial paper .......................................        --       201
   Current maturities of long-term debt ...................        47       109
   Accrued liabilities ....................................     4,344     4,403
-------------------------------------------------------------------------------
      Total current liabilities ...........................     6,783     6,685
Long-term debt ............................................     4,961     4,719
Deferred income taxes .....................................       316       186
Postretirement benefit obligations other than pensions ....     1,683     1,684
Asbestos related liabilities ..............................     2,279     2,700
Other liabilities .........................................     2,593     2,666

CONTINGENCIES
SHAREOWNERS' EQUITY
Capital--common stock--Authorized 2,000,000,000 shares
   (par value $1 per share):
      --issued 957,599,900 shares .........................       958       958
      --additional paid-in capital ........................     3,486     3,409
Common stock held in treasury, at cost:
   2003--95,269,642 shares; 2002--103,106,750 shares ......    (3,655)   (3,783)
Accumulated other nonowner changes ........................      (189)   (1,109)
Retained earnings .........................................    10,129     9,450
-------------------------------------------------------------------------------
      Total shareowners' equity ...........................    10,729     8,925
-------------------------------------------------------------------------------
      Total liabilities and shareowners' equity ...........   $29,344   $27,565
===============================================================================

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS Honeywell International Inc.

                                                                                                     Years Ended December 31,
                                                                                                    ------------------------
(Dollars in Millions)                                                                                2003     2002      2001
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss) ...........................................................................   $1,324   $ (220)  $   (99)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Cumulative effect of accounting change ...................................................       20       --        --
      (Gain) loss on sale of non-strategic businesses ..........................................      (38)     124        --
      Repositioning and other charges ..........................................................      278      634     2,491
      Severance and exit cost payments .........................................................     (200)    (447)     (422)
      Environmental and non-asbestos litigation payments .......................................      (91)    (313)     (380)
      Business impairment charges ..............................................................       --      877       145
      Asbestos related litigation charges, net of insurance ....................................       --    1,548       159
      Asbestos related liability payments ......................................................     (557)    (135)     (176)
      Insurance receipts for asbestos related liabilities ......................................      664       76        50
      Depreciation .............................................................................      595      671       724
      Goodwill and indefinite-lived intangible asset amortization ..............................       --       --       204
      Undistributed earnings of equity affiliates ..............................................      (38)     (55)       (1)
      Deferred income taxes ....................................................................      344     (775)     (447)
      Net taxes paid on sales of businesses ....................................................       --       --       (42)
      Pension and other postretirement benefits expense (income) ...............................      325      (11)     (165)
      Pension contributions--U.S. plans ........................................................     (670)    (130)       --
      Other postretirement benefit payments ....................................................     (203)    (199)     (169)
      Other ....................................................................................       50      (74)     (233)
      Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
         Accounts, notes and other receivables .................................................     (236)     105       601
         Inventories ...........................................................................      118      333       168
         Other current assets ..................................................................      (20)      51        51
         Accounts payable ......................................................................      240       63      (400)
         Accrued liabilities ...................................................................      294      257       (63)
----------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities ..........................................    2,199    2,380     1,996
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant and equipment ..............................................     (655)    (671)     (876)
   Proceeds from disposals of property, plant and equipment ....................................       37       41        46
   Decrease in investments .....................................................................       --       91        --
   Cash paid for acquisitions ..................................................................     (199)    (520)     (122)
   Proceeds from sales of businesses ...........................................................      137      183        44
   Decrease in short-term investments ..........................................................       --        6         2
----------------------------------------------------------------------------------------------------------------------------
            Net cash (used for) investing activities ...........................................     (680)    (870)     (906)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net (decrease) increase in commercial paper .................................................     (201)     198    (1,189)
   Net increase (decrease) in short-term borrowings ............................................       81      (96)       18
   Proceeds from issuance of common stock ......................................................       54       41        79
   Proceeds from issuance of long-term debt ....................................................       --        6     1,237
   Payments of long-term debt ..................................................................     (147)    (428)     (390)
   Repurchases of common stock .................................................................      (37)      --       (30)
   Cash dividends on common stock ..............................................................     (645)    (614)     (609)
   Other .......................................................................................       --      (39)       --
----------------------------------------------------------------------------------------------------------------------------
             Net cash (used for) financing activities ..........................................     (895)    (932)     (884)
----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and cash equivalents ...........................      305       50        (9)
----------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents ......................................................      929      628       197
Cash and cash equivalents at beginning of year .................................................    2,021    1,393     1,196
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year .......................................................   $2,950   $2,021   $ 1,393
============================================================================================================================

The Notes to Financial Statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY Honeywell International Inc.

                                                 Common                        Common Stock
                                              Stock Issued    Additional     Held in Treasury
                                             ---------------     Paid-in    -----------------
(In Millions, Except Per Share Amounts)      Shares  Amount      Capital    Shares     Amount
---------------------------------------------------------------------------------------------
Balance at December 31, 2000 .............    957.6    $958       $2,782    (150.3)   $(4,296)
Net loss .................................
Foreign exchange translation adjustments .
Minimum pension liability adjustment .....
Unrealized holding loss on marketable
   securities ............................
Change in fair value of effective
   cash flow hedges ......................

Nonowner changes in shareowners' equity ..
Common stock issued for employee savings
   and option plans (including related
   tax benefits of $38) ..................                           225       8.1         71
Repurchases of common stock ..............                                    (0.8)       (30)
Cash dividends on common stock
   ($.75 per share) ................
Other owner changes ......................                             8       0.4          3
---------------------------------------------------------------------------------------------
Balance at December 31, 2001 .............    957.6     958        3,015    (142.6)    (4,252)
---------------------------------------------------------------------------------------------
Net loss .................................
Foreign exchange translation adjustments .
Minimum pension liability adjustment .....
Change in fair value of effective cash
   flow hedges ...........................

Nonowner changes in shareowners' equity ..
Common stock issued for employee savings
   and option plans (including related
   tax expense of $28) ...................                           138       7.7         54
Common stock contributed to pension
   plans .................................                           286      31.5        414
Cash dividends on common stock
   ($.75 per share) ......................
Other owner changes ......................                           (30)       .3          1
---------------------------------------------------------------------------------------------
Balance at December 31, 2002 .............    957.6     958        3,409    (103.1)    (3,783)
---------------------------------------------------------------------------------------------
Net income ...............................
Foreign exchange translation adjustments .
Minimum pension liability adjustment .....
Change in fair value of effective cash
   flow hedges ...........................

Nonowner changes in shareowners' equity ..
Common stock issued for employee savings
   and option plans (including related
   tax benefits of $19) ..................                            75       9.3        182
Repurchases of common stock ..............                                    (1.9)       (62)
Cash dividends on common stock
   ($.75 per share) ......................
Other owner changes ......................                             2        .4          8
---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003 .............    957.6    $958       $3,486     (95.3)   $(3,655)
=============================================================================================

                                           Accumulated
                                                 Other                      Total
                                              Nonowner    Retained   Shareowners'
(In Millions, Except Per Share Amounts)        Changes    Earnings         Equity
----------------------------------------------------------------------------------
Balance at December 31, 2000 .............     $  (729)    $10,992        $ 9,707
Net loss .................................                     (99)           (99)
Foreign exchange translation adjustments .         (51)                       (51)
Minimum pension liability adjustment .....         (47)                       (47)
Unrealized holding loss on
   marketable securities .................          (3)                        (3)
Change in fair value of effective cash
   flow hedges .........,,,,,.............          (5)                        (5)
                                                                          -------
Nonowner changes in shareowners' equity ..                                   (205)
Common stock issued for employee savings
   and option plans (including related
   tax benefits of $38) ..................                                    296
Repurchases of common stock ..............                                    (30)
Cash dividends on common stock
   ($.75 per share) ......................                    (609)          (609)
Other owner changes ......................                                     11
----------------------------------------------------------------------------------
Balance at December 31, 2001 .............        (835)     10,284          9,170
----------------------------------------------------------------------------------
Net loss .................................                    (220)          (220)
Foreign exchange translation adjustments .         310                        310
Minimum pension liability adjustment .....        (606)                      (606)
Change in fair value of effective
   cash flow hedges ......................          22                         22
                                                                          -------
Nonowner changes in shareowners' equity ..                                   (494)
Common stock issued for employee savings
   and option plans (including related
   tax expense of $28) ...................                                    192
Common stock contributed to pension
   plans .................................                                    700
Cash dividends on common stock
   ($.75 per share) ......................                    (614)          (614)
Other owner changes ......................                                    (29)
----------------------------------------------------------------------------------
Balance at December 31, 2002 .............      (1,109)      9,450          8,925
----------------------------------------------------------------------------------
Net income ...............................                   1,324          1,324
Foreign exchange translation adjustments .         551                        551
Minimum pension liability adjustment .....         369                        369
Change in fair value of effective
   cash flow hedges ......................          --                         --
                                                                          -------
Nonowner changes in shareowners' equity ..                                  2,244
Common stock issued for employee savings
   and option  plans (including related
   tax benefits of $19) ..................                                    257
Repurchases of common stock ..............                                    (62)
Cash dividends on common stock
   ($.75 per share) ......................                    (645)          (645)
Other owner changes ......................                                     10
----------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003 .............     $  (189)    $10,129        $10,729
==================================================================================

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS Honeywell International Inc.

--------------------------------------------------------------------------------

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Honeywell International Inc. is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, fibers, and electronic and advanced materials. The following is a description of the significant accounting policies of Honeywell International Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of Honeywell International Inc. and all of its subsidiaries and entities in which a controlling interest is maintained. Our consolidation policy requires the consolidation of entities where a controlling financial interest is obtained as well as consolidation of variable interest entities in which we are designated as the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), as amended. See Recent Accounting Pronouncements in this Note for further discussion of FIN 46. All intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with an original maturity of three months or less.

Inventories

Inventories are valued at the lower of cost or market using the first-in, first-out or the average cost method and the last-in, first-out (LIFO) method for certain qualifying domestic inventories.

Investments

Investments in affiliates over which we have a significant influence, but not a controlling interest, are accounted for using the equity method of accounting. Other investments are carried at market value, if readily determinable, or cost. All equity investments are periodically reviewed to determine if declines in fair value below cost basis are other-than-temporary. Significant and sustained decreases in quoted market prices and a series of historic and projected operating losses by investees are considered in the review. If the decline in fair value is determined to be other-than-temporary, an impairment loss is recorded and the investment is written down to a new carrying value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. For financial reporting, the straight-line method of depreciation is used over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired and, prior to January 1, 2002, was amortized on a straight-line basis over appropriate periods up to 40 years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to income, but instead be replaced with periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. With the adoption of SFAS No. 142, we reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, an amount related to a trademark in our automotive consumer products business was determined to be an indefinite-lived intangible asset because it is expected to generate cash flows indefinitely. There were no other adjustments made to the amortization period or residual values of other intangible assets. We also completed our goodwill impairment testing during the three months ended March 31, 2002 and determined that there was no impairment as of January 1, 2002. This initial impairment assessment was updated as of March 31, 2003 and no impairment was determined. Future impairment tests for our reporting units will be performed annually as of March 31 or when events or changes in circumstances occur. See Note 13 for additional details.

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

Sales Recognition

Product and service sales are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under long-term contracts in the Aerospace and Automation and Control Solutions reportable segments are recorded on a percentage-of-completion method measured on the cost-to-cost basis for engineering-type contracts and the units-of-delivery basis for production-type contracts. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues from contracts with multiple element arrangements are recognized as each element is earned based on the relative fair value of each element and when the delivered elements have value to customers on a standalone basis. Amounts allocated to each element are based on its objectively determined fair value, such as the sales price for the product or service when it is sold separately or competitor prices for similar products or services.

Aerospace Customer Incentives

We offer sales incentives to commercial aircraft manufacturers and airlines in connection with their selection of our products for installation on commercial aircraft. These incentives may consist of free products, credits, discounts or upfront cash payments. The cost of these incentives is recognized in the period incurred unless the incentive is subject to recovery through a long-term product maintenance requirement mandated by the Federal Aviation Administration for certified replacement equipment and service. Amounts capitalized at December 31, 2003 and 2002 were $719 and $662 million, respectively, and are being recognized over the estimated minimum service life of the aircraft (up to 25 years) as a reduction in future sales or an increase in cost of goods sold based on the type of incentive granted. We routinely evaluate the recoverability of capitalized amounts based on forecasted replacement equipment sales over the estimated minimum life of the aircraft considering estimated aircraft flight hours, number of landings, as well as actual aircraft retirements. See Note 13 for additional details.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not provide future benefits, are expensed as incurred. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies. The undiscounted liabilities for environmental costs recorded in Accrued Liabilities and Other Liabilities at December 31, 2003 were $90 and $503 million, respectively, and at December 31, 2002 were $75 and $360 million, respectively.

Asbestos Related Contingencies and Insurance Recoveries

Honeywell is a defendant in personal injury actions related to asbestos containing products (refractory products and friction products). We recognize a liability for any asbestos related contingency that is probable of occurrence and reasonably estimable. Regarding North American Refractories Company (NARCO) asbestos related claims, we accrue for pending claims based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with current claimants. We also accrued for the probable value of future asbestos related claims through 2018 based on the disease criteria and payment values contained in the NARCO trust as described in Note
21. In light of the inherent uncertainties in making long term projections regarding claims filing rates and disease manifestation, we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (SFAS No. 5). Regarding Bendix asbestos related claims, we accrue for the estimated value of pending claims based on expected claim resolution values and dismissal rates. We have not accrued for future Bendix asbestos related claims as we cannot reasonably predict how many additional claims may be brought against us, the allegations in such claims or their probable outcomes and resulting settlement values in the tort system. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential ranges of probable losses and recognize a liability, if any, for these contingencies based on a careful analysis of each individual issue with the assistance of outside legal counsel and, if applicable, other experts.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are deemed probable. In assessing the probability of insurance recovery, we make judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs.

Research and Development

Research and development costs for company-sponsored research and development projects are expensed as incurred. Such costs are classified as part of Cost of Goods Sold and were $751, $757 and $832 million in 2003, 2002 and
2001,respectively.

Stock-Based Compensation Plans

We account for our fixed stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Under APB No. 25, there is no compensation cost recognized for our fixed stock option plans, because the options granted under these plans have an exercise price equal to the market value of the underlying stock at the grant date. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) allows, but does not require, companies to record compensation cost for fixed stock option plans using a fair value based method. As permitted by SFAS No. 123, we elected to continue to account for compensation cost for our fixed stock option plans using the intrinsic value based method under APB No. 25. The following table sets forth pro forma information as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

(Dollars in Millions,
Except Per Share Amounts)                                2003     2002     2001
-------------------------------------------------------------------------------
Net income (loss), as reported .....................   $1,324   $ (220)  $  (99)
Deduct: Total stock-based employee compensation cost
   determined under fair value method for fixed
   stock option plans, net of related tax effects ..      (48)     (64)     (85)
-------------------------------------------------------------------------------
Pro forma net income (loss) ........................   $1,276   $ (284)  $ (184)
===============================================================================
Earnings (loss) per share of common stock:
   Basic--as reported ..............................   $ 1.54   $(0.27)  $(0.12)
===============================================================================
   Basic--pro forma ................................   $ 1.48   $(0.35)  $(0.23)
===============================================================================
Earnings (loss) per share of common stock:
   Assuming dilution--as reported ..................   $ 1.54   $(0.27)  $(0.12)
===============================================================================
   Assuming dilution--pro forma ....................   $ 1.48   $(0.35)  $(0.23)
===============================================================================

The following table sets forth fair value per share information, including related assumptions, used to determine compensation cost consistent with the requirements of SFAS No. 123.

                                                        2003     2002     2001
------------------------------------------------------------------------------
Weighted average fair value per share of options
   granted during the year (1) .....................   $8.82   $12.64   $13.71
Assumptions:
      Historical dividend yield ....................     2.0%     1.9%     1.5%
      Historical volatility ........................    46.7%    43.8%    40.9%
      Risk-free rate of return .....................     2.9%     4.2%     5.2%
      Expected life (years) ........................     5.0      5.0      5.0
==============================================================================

(1)  Estimated on date of grant using Black-Scholes option-pricing model.

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated Other Nonowner Changes. For subsidiaries operating in highly inflationary environments, inventories and property, plant and equipment, including related expenses, are remeasured at the exchange rate in effect on the date the assets were acquired, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these subsidiaries are included in earnings.

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

Transfers of Financial Instruments

Sales, transfers and securitization of financial instruments are accounted for under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". We sell interests in designated pools of trade accounts receivables to third parties. The receivables are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to our subordinated interests and undivided interests retained in trade receivables sold is based on the
                                                                              51
relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the collection period for the receivables.

Income Taxes

Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

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

Recent Accounting Pronouncements

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" (SFAS No. 132-Revised 2003) which revises employers' disclosures about pension plans and other postretirement benefit plans. The provisions of this statement are effective for the year ended December 31, 2003, except for disclosures of certain information about foreign plans and estimated future benefit payments. See Note 22 for further information.

In January 2003, the FASB issued FIN 46, which provides guidance on consolidation of variable interest entities. In December 2003, the FASB deferred the effective date of FIN 46 for certain variable interest entities (i.e., non-special purpose entities) until the first interim or annual period ending after March 31, 2004. The partial adoption of the provisions of FIN 46 did not have a material effect on our consolidated results of operations or financial position in 2003 and we do not expect that the full adoption of the provisions of FIN 46 will have a material effect on our consolidated results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires us to recognize a liability for the fair value of an obligation assumed by issuing a guarantee. FIN 45 was effective for guarantees issued or modified on or after January 1, 2003. The adoption of FIN 45 did not have a material effect on our consolidated results of operations or financial position. See Note 21 for further information.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We adopted EITF Issue No. 00-21 prospectively in the quarter beginning July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material effect on our consolidated results of operations or financial position.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), the provisions of which were effective for any exit or disposal activities initiated by us after December 31, 2002. SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. The adoption of the provisions of SFAS No. 146 impacted the measurement and timing of costs associated with any exit or disposal activities initiated after December 31, 2002.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143) which requires recognition of the fair value of obligations associated with the retirement of tangible long-lived assets when there is a legal obligation to incur such costs. Upon initial recognition of a liability the cost is capitalized as part of the related long-lived asset and depreciated over the corresponding asset's useful life. SFAS No. 143 primarily impacts our accounting for costs associated with the future retirement of nuclear fuel conversion facilities in our Specialty Materials reportable segment. Upon adoption on January 1, 2003, we recorded an increase in property, plant and equipment, net of $16 million and recognized an asset retirement obligation of $47 million. This resulted in the recognition of a non-cash charge of $31 million ($20 million after-tax, or $0.02 per share) that is reported as a cumulative effect of an accounting change. This accounting change did not have a material impact on results of operations for 2003. Pro forma effects for 2002 and 2001 assuming adoption of SFAS No. 143 as of January 1, 2001, were not material to net income or per share amounts.

NOTE 2--ACQUISITIONS

We acquired businesses for an aggregate cost of $199, $520 and $122 million in 2003, 2002 and 2001, respectively. All our acquisitions were accounted for under the purchase method of accounting, and accordingly, the assets and liabilities of the acquired businesses were recorded at their estimated fair values at the dates of acquisition. Significant acquisitions made in these years are discussed below.

In May 2003, Honeywell sold its Engineering Plastics business to BASF in exchange for BASF's nylon fiber business and $90 million in cash. BASF's nylon fiber business became part of Specialty Materials' nylon business. Specialty Materials' Engineering Plastics business and BASF's nylon fiber business both have annual sales of approximately $400 million.

In October 2002 we acquired Invensys Sensor Systems (ISS) for approximately $416 million in cash with $115 million allocated to tangible net assets, $206 million allocated to goodwill and $95 million allocated to other intangible assets with determinable lives. ISS is a global supplier of sensors and controls used in the medical, office automation, aerospace, HVAC, automotive, off-road vehicle and consumer appliance industries. ISS is part of our Automation and Control Products business in our Automation and Control Solutions reportable segment and is expected to strengthen our product offerings in the high-growth medical and automotive-onboard segments. ISS had sales of approximately $253 million in 2002.

In connection with all acquisitions in 2003, 2002 and 2001, the amounts recorded for transaction costs and the costs of integrating the acquired businesses into Honeywell were not material. The results of operations of all acquired businesses have been included in the consolidated results of Honeywell from their respective acquisition dates. The pro forma results for 2003, 2002 and 2001, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

NOTE 3--REPOSITIONING, LITIGATION, BUSINESS IMPAIRMENT AND OTHER CHARGES

A summary of repositioning, litigation, business impairment and other charges follows:

                                                        Years Ended December 31,
                                                        ------------------------
(Dollars in Millions)                                    2003     2002     2001
--------------------------------------------------------------------------------
Severance ...........................................    $ 69   $  270   $  727
Asset impairments ...................................       6      121      194
Exit costs ..........................................       7       62       95
Reserve adjustments .................................     (69)     (76)    (119)
--------------------------------------------------------------------------------
Total net repositioning charge ......................      13      377      897
--------------------------------------------------------------------------------
Asbestos related litigation charges, net of
   insurance ........................................      --    1,548      159
Litton litigation settlement ........................      --       --      440
Other probable and reasonably estimable legal and
   environmental liabilities ........................     261       30      249
Business impairment charges .........................      --      877      145
Customer claims and settlements of contract
   liabilities ......................................      --      152      310
Write-offs of receivables, inventories and other
   assets ...........................................       2       60      335
Investment impairment charges .......................       2       15      112
Aerospace jet engine contract cancellation ..........      --       --      100
General Electric merger expenses ....................      --       --       42
Debt extinguishment loss ............................      --       --        6
--------------------------------------------------------------------------------
Total net repositioning, litigation, business
   impairment and other charges .....................    $278   $3,059   $2,795
================================================================================

The following table summarizes the pretax distribution of total net repositioning, litigation, business impairment and other charges by income statement classification.

                                                        Years Ended December 31,
                                                        ------------------------
(Dollars in Millions)                                    2003     2002     2001
--------------------------------------------------------------------------------
Cost of goods sold ..................................    $272   $  561   $2,134
Selling, general and administrative expenses ........       4       45      151
Asbestos related litigation charges, net of
   insurance ........................................      --    1,548      159
Business impairment charges .........................      --      877      145
Equity in (income) loss of affiliated companies .....       2       13      200
Other (income) expense ..............................      --       15        6
--------------------------------------------------------------------------------
                                                         $278   $3,059   $2,795
================================================================================

The following table summarizes the pretax impact of total net repositioning, litigation, business impairment and other charges by reportable segment.

                                                        Years Ended December 31,
                                                        ------------------------
(Dollars in Millions)                                    2003     2002     2001
--------------------------------------------------------------------------------
Aerospace ...........................................    $ 10   $  146    $ 895
Automation and Control Solutions ....................     (22)     212      785
Specialty Materials .................................      20      976      242
Transportation Systems ..............................      16      295      367
Corporate ...........................................     254    1,430      506
--------------------------------------------------------------------------------
                                                         $278   $3,059   $2,795
================================================================================

In 2003, we recognized a repositioning charge of $82 million mainly for severance costs related to workforce reductions of 1,501 manufacturing and administrative positions across all of our reportable segments. Also, $69 million of previously established accruals, mainly for severance, were returned to income in 2003, due to fewer employee separations than originally anticipated associated with certain 2002 repositioning actions, resulting in reduced severance liabilities in our Automation and Control Solutions, Aerospace and Specialty Materials reportable segments.

In 2002, we recognized a repositioning charge of $453 million for workforce reductions across all of our reportable segments and our UOP process technology joint venture. The charge also related to costs for the planned shutdown and consolidation of manufacturing plants in our Specialty Materials and Automation and Control Solutions reportable segments. Severance costs related to announced workforce reductions of approximately 8,100 manufacturing and administrative positions, which are substantially complete. Asset impairments principally related to manufacturing plant and equipment held for sale and capable of being taken out of service and actively marketed in the period of impairment. Exit costs related principally to incremental costs to exit facilities, including lease termination losses negotiated or subject to reasonable estimation related mainly to closed facilities in our Automation and Control Solutions and Specialty Materials reportable segments. Also, $76 million of previously established severance accruals were returned to income in 2002, due to fewer employee separations than originally anticipated and higher than expected voluntary employee attrition resulting in reduced severance liabilities in our Aerospace, Automation and Control Solutions and Specialty Materials reportable segments.

In 2001, we recognized a repositioning charge of $1,016 million for the cost of actions designed to reduce our cost structure and improve our future profitability. These actions consisted of announced global workforce reductions of approximately 20,000 manufacturing and administrative positions across all of our reportable segments, which are complete. The repositioning charge also included asset impairments and other exit costs related to plant closures and the rationalization of manufacturing capacity and infrastructure, principally in our Specialty Materials, Engines, Systems and Services and Transportation Systems businesses, including the shutdown of our Turbogenerator product line. Other exit costs consisted of contract cancellations and penalties, including lease terminations, negotiated or subject to reasonable estimation. Also, $119 million of previously established accruals, mainly for severance, were returned to income in 2001 due principally to higher than expected voluntary employee attrition resulting in reduced severance liabilities, principally in our Aerospace and Automation and Control Solutions reportable segments.

The following table summarizes the status of our total repositioning costs.


                                     Severance         Asset      Exit
(Dollars in Millions)                    Costs   Impairments     Costs    Total
--------------------------------------------------------------------------------
Balance at December 31, 2000 .......     $ 236         $  --      $ 80   $  316
--------------------------------------------------------------------------------
2001 charges .......................       727           194        95    1,016
2001 usage .........................      (364)         (194)      (58)    (616)
Adjustments ........................      (115)           --        (4)    (119)
--------------------------------------------------------------------------------
Balance at December 31, 2001 .......       484            --       113      597
--------------------------------------------------------------------------------
2002 charges .......................       270           121        62      453
2002 usage .........................      (355)         (121)      (92)    (568)
Adjustments ........................       (74)           --        (2)     (76)
--------------------------------------------------------------------------------
Balance at December 31, 2002 .......       325            --        81      406
--------------------------------------------------------------------------------
2003 charges .......................        69             6         7       82
2003 usage .........................      (166)           (6)      (34)    (206)
Adjustments ........................       (57)           --       (12)     (69)
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003 .......     $ 171         $  --      $ 42   $  213
================================================================================

In 2003, we recognized other charges for probable and reasonably estimable legal and environmental liabilities of $261 million. This includes $235 million for environmental liabilities mainly related to the matter entitled Interfaith Community Organization, et al. v. Honeywell International Inc., et al. and for environmental conditions in and around Onondaga Lake in Syracuse, New York, both as discussed in Note 21. We also recognized a charge of $4 million in our Specialty Materials reportable segment including a loss on sale of an investment owned by an equity investee.

In 2002, we recognized business impairment charges of $877 million related to businesses in our Specialty Materials and Automation and Control Solutions reportable segments, as well as our Friction Materials business. Based on current operating losses and deteriorating economic conditions in certain chemical and telecommunications end markets, we performed impairment tests and recognized impairment charges of $785 million in 2002 principally related to the write-down of property, plant and equipment held and used in our Nylon System, Performance Fibers and Metglas Specialty Materials businesses, as well as an Automation and Control Solutions communication business. We also recognized impairment charges of $92 million related principally to the write-down of property, plant and equipment of our Friction Materials business, which was classified as assets held for disposal in Other Current Assets as of December 31, 2002 (a plan of disposal of Friction Materials was adopted in 2001; in January 2003, we entered into a letter of intent to sell this business to Federal-Mogul Corp. We formally ended negotiations to sell our Friction Materials business to Federal-Mogul Corp. and reclassified the business from held for sale to held and used as of December 31, 2003--see Note 21). In 2002, we recognized asbestos related litigation charges of $1,548 million principally related to costs associated with the potential resolution of asbestos claims of NARCO (see Note 21). In 2002, we also recognized other charges consisting of customer claims and settlements of contract liabilities of $152 million and write-offs of receivables, inventories and other assets of $60 million. These other charges related mainly to our Advanced Circuits business, bankruptcy of a customer in our Aerospace reportable segment, and customer claims in our Aerospace and Automation and Control Solutions reportable segments. Additionally, we recognized other charges consisting of other probable and reasonably estimable environmental liabilities of $30 million and write-offs related to an other than temporary decline in the value of certain equity investments of $15 million.

In 2001, we recognized other charges consisting of a settlement of the Litton Systems, Inc. litigation for $440 million, other probable and reasonably estimable legal and environmental liabilities of $249 million (see Note 21), asbestos related litigation charges of $159 million (see Note 21), customer claims and settlements of contract liabilities of $310 million and write-offs of receivables, inventories and other assets of $335 million. Our Friction Materials business was designated as held for disposal, and we recognized an impairment charge of $145 million related to the write-down of property, plant and equipment, goodwill and other identifiable intangible assets to their fair value less costs to sell. We recognized charges of $112 million related to an other than temporary decline in the value of an equity investment and an equity investee's loss contract, and a $100 million charge for write-off of investments, including inventory, related to a regional jet engine contract cancellation. We also recognized $42 million of transaction expenses related to the proposed merger with General Electric and redeemed our $200 million 5 3/4% dealer remarketable securities due 2011, resulting in a loss of $6 million.

NOTE 4--GAIN (LOSS) ON SALE OF NON-STRATEGIC BUSINESSES

The following is a summary of non-strategic businesses sold:

                                                                   Year Ended
                                                               December 31, 2003
                                                          -------------------------
                                                               Pretax     After-tax
(Dollars in Millions)                                     Gain (Loss)   Gain (Loss)
-----------------------------------------------------------------------------------
Specialty Materials--Engineering Plastics, Rudolstadt
   and Metglas ........................................           $25           $(5)
Aerospace--Honeywell Aerospace Defense Services .......            13             9
-----------------------------------------------------------------------------------
                                                                  $38           $ 4
===================================================================================

In 2003, we realized proceeds of approximately $137 million in cash on the sales of these businesses. The sales of these businesses did not materially impact net sales and segment profit in 2003 compared with 2002. The after-tax loss on the sale of our Specialty Materials' businesses resulted mainly from tax benefits associated with prior capital losses.

                                                                  Year Ended
                                                              December 31, 2002
                                                          -------------------------
                                                               Pretax     After-tax
(Dollars in Millions)                                     Gain (Loss)   Gain (Loss)
-----------------------------------------------------------------------------------
Automation and Control Solutions--Consumer Products ...         $(131)         $(10)
Specialty Materials--Advanced Circuits ................           (83)           18
Specialty Materials--Pharmaceutical Fine Chemicals
   (PFC) ..............................................           (35)          108
Transportation Systems--Bendix Commercial Vehicle
   Systems (BCVS) .....................................           125            79
-----------------------------------------------------------------------------------
                                                                $(124)         $195
===================================================================================

In 2002, we realized proceeds of approximately $435 million in cash and investment securities on the sales of these businesses. Our Advanced Circuits and PFC businesses had a higher deductible tax basis than book basis which resulted in an after-tax gain. The sales of these businesses reduced net sales and increased segment profit in 2002 compared with 2001 by approximately $500 and $31 million, respectively.

NOTE 5--OTHER (INCOME) EXPENSE

                                                          Years Ended December 31,
                                                          ------------------------
(Dollars in Millions)                                        2003   2002   2001
----------------------------------------------------------------------------------
Interest income and other .............................     $(109)  $(68)  $(50)
Minority interests ....................................         7      8     24
Foreign exchange loss .................................       121     56      9
----------------------------------------------------------------------------------
                                                            $  19    $(4)  $(17)
==================================================================================

                                                                              55

NOTE 6--INTEREST AND OTHER FINANCIAL CHARGES

                                                          Years Ended December 31,
                                                          ------------------------
(Dollars in Millions)                                        2003   2002   2001
----------------------------------------------------------------------------------
Total interest and other financial charges ............      $350   $365   $422
Less--capitalized interest ............................       (15)   (21)   (17)
----------------------------------------------------------------------------------
                                                             $335   $344   $405
==================================================================================

The weighted average interest rate on short-term borrowings and commercial paper outstanding at December 31, 2003 and 2002 was 6.81 and 1.23 percent, respectively.

NOTE 7--INCOME TAXES

Income (loss) before taxes and cumulative effect of accounting change

                                                           Years Ended December 31,
                                                          -------------------------
(Dollars in Millions)                                       2003      2002    2001
-----------------------------------------------------------------------------------
United States .........................................   $  925   $(1,262)  $(751)
Foreign ...............................................      715       317     329
-----------------------------------------------------------------------------------
                                                          $1,640   $  (945)  $(422)
===================================================================================

Tax expense (benefit)

                                                          Years Ended December 31,
                                                          ------------------------
(Dollars in Millions)                                       2003    2002    2001
----------------------------------------------------------------------------------
United States .........................................     $ 98   $(894)  $(472)
Foreign ...............................................      198     169     149
----------------------------------------------------------------------------------
                                                            $296   $(725)  $(323)
==================================================================================

                                                          Years Ended December 31,
                                                          ------------------------
(Dollars in Millions)                                       2003    2002    2001
----------------------------------------------------------------------------------
Tax expense (benefit) consist of:
Current:
   United States ......................................    $(251)  $(175)  $ (47)
   State ..............................................       (1)     28      (1)
   Foreign ............................................      204     197     172
----------------------------------------------------------------------------------
                                                             (48)     50     124
----------------------------------------------------------------------------------
Deferred:
   United States ......................................      347    (679)   (336)
   State ..............................................        3     (68)    (88)
   Foreign ............................................       (6)    (28)    (23)
----------------------------------------------------------------------------------
                                                             344    (775)   (447)
----------------------------------------------------------------------------------
                                                           $ 296   $(725)  $(323)
==================================================================================

                                                          Years Ended December 31,
                                                          ------------------------
(Dollars in Millions)                                      2003    2002     2001
----------------------------------------------------------------------------------
The U.S. statutory federal income tax rate is
   reconciled to our effective income tax rate as
   follows:
   Statutory U.S. federal income tax rate .............    35.0%  (35.0)%  (35.0)%
   Taxes on foreign earnings over (under)
      U.S. tax rate (1) ...............................    (5.0)   10.0     15.3
   Asset basis differences ............................    (2.2)  (33.1)   (18.5)
   Nondeductible amortization .........................     1.9     2.4     13.4
   State income taxes(1) ..............................      .4    (2.6)    (9.3)
   Tax benefits on export sales .......................    (3.6)   (8.5)   (25.4)
   ESOP dividend tax benefit ..........................    (1.2)   (1.9)    (4.3)
   Tax credits ........................................    (1.0)   (1.5)    (7.7)
   Equity income ......................................     (.8)   (1.7)    (3.6)
   Redesignation of Friction Materials business
      from held for sale to held and used .............    (6.6)     --       --
   All other items--net ...............................     1.1    (4.8)    (1.5)
----------------------------------------------------------------------------------
                                                           18.0%  (76.7)%  (76.6)%
==================================================================================

(1)  Net of changes in valuation allowance.

Deferred tax assets (liabilities)

                                                                  December 31,
                                                                ---------------
(Dollars in Millions)                                             2003     2002
-------------------------------------------------------------------------------
Deferred income taxes represent the future tax effects of
   transactions which are reported in different periods for
   tax and financial reporting purposes. The tax effects of
   temporary differences and tax carryforwards which give
   rise to future income tax benefits and payables are as
   follows:
   Property, plant and equipment basis differences ..........   $ (570)  $ (572)
   Postretirement benefits other than pensions and
     postemployment benefits ................................      707      781
   Investment and other asset basis differences .............     (215)     (69)
   Other accrued items ......................................      535      796
   Net operating losses .....................................      967      863
   U.S. net capital loss ....................................       --      196
   Tax credits ..............................................      373      253
   Undistributed earnings of subsidiaries ...................      (33)     (33)
   All other items--net .....................................       52       59
-------------------------------------------------------------------------------
                                                                 1,816    2,274
   Valuation allowance ......................................     (299)    (191)
-------------------------------------------------------------------------------
                                                                $1,517   $2,083
===============================================================================

The amount of federal tax net operating losses available for carryback or carryforward at December 31, 2003 was $1.2 billion, including $311 million generated in 2003. Also, included are $82 million of loss carryforwards that were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2019. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. Various subsidiaries have state tax net operating loss carryforwards of $4.4 billion at December 31, 2003 with varying expiration dates through 2023. We also have foreign net operating losses of $1.6 billion which are available to reduce future income tax payments in several countries, subject to varying expiration rules.

We have U.S. tax credit carryforwards of $160 million at December 31, 2003, including carryforwards of $80 million with various expiration dates through 2023, and tax credits of $80 million which are not subject to expiration. In addition, we have $213 million of foreign tax credits available for carryback or carryforward at December 31, 2003 with varying expiration dates through 2008.

The valuation allowance was increased by $108, $80 and $47 million in 2003, 2002 and 2001, respectively. The increase in 2003 was primarily due to an increase in foreign net operating losses that are not expected to be utilized. The increase in 2002 was primarily due to foreign tax credits which are not expected to be realized and state tax net operating loss carryforwards (net of federal impact) which we believe will expire unutilized. The increase in 2001 was primarily due to an increase in foreign net operating losses attributable to a Specialty Materials business that are not expected to be utilized.

Honeywell has not provided for U.S. federal income and foreign withholding taxes on $3.3 billion of undistributed earnings from non-U.S. operations as of December 31, 2003. Such earnings are currently intended to be reinvested indefinitely. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted, and foreign tax credits would be available to reduce or eliminate the resulting U.S. income tax liability.

NOTE 8--EARNINGS (LOSS) PER SHARE

The following table sets forth the computations of basic and diluted earnings
(loss) per share:

(Dollars in Millions,
Except Per Share Amounts)                                  2003                          2002
-------------------------------------------------------------------------------------------------------
                                                                 Assuming                      Assuming
                                                    Basic        Dilution          Basic       Dilution
-------------------------------------------------------------------------------------------------------
Income (loss)
Income (loss) before cumulative effect of
   accounting change .....................   $      1,344   $       1,344   $       (220)  $       (220)
Cumulative effect of accounting change ...            (20)            (20)            --             --
-------------------------------------------------------------------------------------------------------
Net income (loss) ........................   $      1,324   $       1,324   $       (220)  $       (220)
=======================================================================================================
Average shares
Average shares outstanding ...............    860,671,264     860,671,264    820,292,870    820,292,870
Dilutive securities issuable in connection
   with stock plans ......................             --       1,423,992             --             --
-------------------------------------------------------------------------------------------------------
Total average shares .....................    860,671,264     862,095,256    820,292,870    820,292,870
=======================================================================================================
Earnings (loss) per share of common stock
Income (loss) before cumulative effect
   of accounting change ..................   $       1.56   $        1.56   $      (0.27)  $      (0.27)
Cumulative effect of accounting change ...          (0.02)          (0.02)            --             --
-------------------------------------------------------------------------------------------------------
Net income (loss) ........................   $       1.54   $        1.54   $      (0.27)  $      (0.27)
=======================================================================================================

(Dollars in Millions,
Except Per Share Amounts)                                 2001
------------------------------------------------------------------------
                                                                Assuming
                                                    Basic       Dilution
------------------------------------------------------------------------
Income (loss)
Income (loss) before cumulative effect of
   accounting change .....................   $        (99)  $        (99)
Cumulative effect of accounting change ...             --             --
------------------------------------------------------------------------
Net income (loss) ........................   $        (99)  $        (99)
========================================================================
Average shares
Average shares outstanding ...............    812,273,417    812,273,417
Dilutive securities issuable in connection
   with stock plans ......................             --             --
------------------------------------------------------------------------
Total average shares .....................    812,273,417    812,273,417
========================================================================
Earnings (loss) per share of common stock
Income (loss) before cumulative effect
   of accounting change ..................   $      (0.12)  $      (0.12)
Cumulative effect of accounting change ...             --             --
------------------------------------------------------------------------
Net income (loss) ........................   $      (0.12)  $      (0.12)
========================================================================

In 2003, the diluted earnings per share calculation excludes the effect of stock options when the options' exercise prices exceed the average market price of the common shares during the period. In 2003, the number of stock options not included in the computation was 41,908,964. These stock options were outstanding at the end of 2003. As a result of the net loss for 2002 and 2001, 2,527,229 and 4,269,601, respectively, of dilutive securities issuable in connection with stock plans have been excluded from the diluted loss per share calculations because their effect would reduce the loss per share.

NOTE 9--ACCOUNTS, NOTES AND OTHER RECEIVABLES

                                                                   December 31,
                                                                  -------------
(Dollars in Millions)                                             2003     2002
-------------------------------------------------------------------------------
Trade .......................................................   $3,230   $3,064
Other .......................................................      563      347
-------------------------------------------------------------------------------
                                                                 3,793    3,411
Less--Allowance for doubtful accounts .......................     (150)    (147)
-------------------------------------------------------------------------------
                                                                $3,643   $3,264
===============================================================================

We sell interests in designated pools of trade accounts receivables to third parties. The sold receivables are over-collateralized by $174 million at December 31, 2003 and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. New receivables are sold under the agreement as previously sold receivables are collected. Losses are recognized when our interest in the receivables are sold. The retained interests in the receivables are shown at the amounts expected to be collected by us, and such carrying value approximates the fair value of our retained interests. We are compensated for our services in the collection and administration of the receivables.

                                                                    December 31,
                                                                   -------------
(Dollars in Millions)                                              2003    2002
--------------------------------------------------------------------------------
Designated pools of trade receivables ......................       $995   $ 911
Interest sold to third parties .............................       (500)   (500)
--------------------------------------------------------------------------------
Retained interest ..........................................       $495   $ 411
================================================================================

Losses on sales of receivables were $7, $10 and $22 million in 2003, 2002 and 2001, respectively. No credit losses were incurred during those years.

NOTE 10--INVENTORIES

                                                                  December 31,
                                                                ---------------
(Dollars in Millions)                                            2003      2002
--------------------------------------------------------------------------------
Raw materials ..............................................   $  972    $  936
Work in process ............................................      802       804
Finished products ..........................................    1,311     1,361
--------------------------------------------------------------------------------
                                                                3,085     3,101
Less--Progress payments ....................................      (20)      (28)
    --Reduction to LIFO cost basis .........................     (126)     (120)
--------------------------------------------------------------------------------
                                                               $2,939    $2,953
================================================================================

Inventories valued at LIFO amounted to $144 and $146 million at December 31, 2003 and 2002, respectively. Had such LIFO inventories been valued at current costs, their carrying values would have been approximately $126 and $120 million higher at December 31, 2003 and 2002, respectively.

NOTE 11--INVESTMENTS AND LONG-TERM RECEIVABLES

                                                                    December 31,
                                                                    ------------
(Dollars in Millions)                                                2003   2002
--------------------------------------------------------------------------------
Investments .....................................................    $181   $160
Long-term receivables ...........................................     388    464
--------------------------------------------------------------------------------
                                                                     $569   $624
================================================================================

There were no equity securities classified as available-for-sale at December 31, 2003 and 2002.

NOTE 12--PROPERTY, PLANT AND EQUIPMENT

                                                                   December 31,
                                                                 ---------------
(Dollars in Millions)                                            2003      2002
--------------------------------------------------------------------------------
Land and improvements .....................................   $   335   $   297
Machinery and equipment ...................................     9,011     8,646
Buildings and improvements ................................     1,964     1,836
Construction in progress ..................................       435       378
--------------------------------------------------------------------------------
                                                               11,745    11,157
Less--Accumulated depreciation
   and amortization .......................................    (7,450)   (7,102)
--------------------------------------------------------------------------------
                                                              $ 4,295   $ 4,055
================================================================================

Depreciation expense was $595, $671 and $724 million in 2003, 2002 and 2001, respectively.

NOTE 13--GOODWILL AND OTHER INTANGIBLES--NET

The change in the carrying amount of goodwill for the year ended December 31, 2003 by reportable segment is as follows:

                                                                                      Currency
                                      December 31,                                 Translation     December 31,
(Dollars in Millions)                         2002   Acquisitions   Divestitures    Adjustment            2003
---------------------------------------------------------------------------------------------------------------
Aerospace ...........................       $1,644           $ --           $ (3)          $--          $1,641
Automation and Control Solutions ....        2,678            136             --            18           2,832
Specialty Materials .................          849              5            (89)           16             781
Transportation Systems ..............          527             --             --             8             535
---------------------------------------------------------------------------------------------------------------
                                            $5,698           $141           $(92)          $42          $5,789
===============================================================================================================

Intangible assets are comprised of:

                                                              December 31, 2003                    December 31, 2002
                                                      -----------------------------------------------------------------------
                                                        Gross                       Net      Gross                       Net
                                                     Carrying    Accumulated   Carrying   Carrying    Accumulated   Carrying
(Dollars in Millions)                                  Amount   Amortization     Amount     Amount   Amortization     Amount
-----------------------------------------------------------------------------------------------------------------------------
Intangible assets with determinable lives:
   Investments in Aerospace customer incentives ...    $  860          $(141)    $  719      $ 769          $(107)    $  662
   Patents and trademarks .........................       425           (295)       130        411           (286)       125
   Other ..........................................       398           (186)       212        433           (183)       250
-----------------------------------------------------------------------------------------------------------------------------
                                                        1,683           (622)     1,061      1,613           (576)     1,037
-----------------------------------------------------------------------------------------------------------------------------
Trademark with indefinite life ....................        46             (9)        37         46             (9)        37
-----------------------------------------------------------------------------------------------------------------------------
                                                       $1,729          $(631)    $1,098     $1,659          $(585)    $1,074
=============================================================================================================================

Intangible assets amortization expense was $66, $59 and $56 million in 2003, 2002 and 2001, respectively. Estimated intangible assets amortization expense for each of the five succeeding years approximates $70 million.

In accordance with SFAS No. 142, prior year amounts were not restated to adjust for the amortization of goodwill. A reconciliation of the previously reported net (loss) and (loss) per share to the amounts adjusted for the reduction of amortization expense, net of the related income tax effect, is as follows:

                                                                   Year Ended
(Dollars in Millions,                                             December 31,
Except Per Share Amounts)                                                2001
--------------------------------------------------------------------------------
Net Income (Loss)
Reported net (loss) .............................................      $  (99)
Amortization adjustment .........................................         196
--------------------------------------------------------------------------------
Adjusted net income .............................................      $   97
================================================================================
Earnings (loss) per share of common stock--basic
Reported (loss) per share--basic ................................      $(0.12)
Amortization adjustment .........................................        0.24
--------------------------------------------------------------------------------
Adjusted earnings per share--basic ..............................      $ 0.12
================================================================================
Earnings (loss) per share of common stock--assuming dilution
Reported (loss) per share--assuming dilution ....................      $(0.12)
Amortization adjustment .........................................        0.24
--------------------------------------------------------------------------------
Adjusted earnings per share--assuming dilution ..................      $ 0.12
================================================================================

NOTE 14--ACCRUED LIABILITIES

                                                                    December 31,
                                                                  --------------
(Dollars in Millions)                                              2003     2002
--------------------------------------------------------------------------------
Compensation and benefit costs ...............................   $  386   $  440
Customer advances ............................................      516      458
Income taxes .................................................      145       38
Environmental costs ..........................................       90       75
Asbestos related liabilities .................................      730      741
Severance ....................................................      171      325
Product warranties and performance guarantees ................      242      179
Other ........................................................    2,064    2,147
--------------------------------------------------------------------------------
                                                                 $4,344   $4,403
================================================================================

NOTE 15--LONG-TERM DEBT AND CREDIT AGREEMENTS

                                                                    December 31,
                                                                  --------------
(Dollars in Millions)                                              2003     2002
--------------------------------------------------------------------------------
6.875% notes due 2005 ........................................   $  750   $  750
5.25% notes due 2006 .........................................      339      282
8 5/8% debentures due 2006 ...................................      100      100
5 1/8% notes due 2006 ........................................      500      500
7.0% notes due 2007 ..........................................      350      350
7 1/8% notes due 2008 ........................................      200      200
6.20% notes due 2008 .........................................      200      200
Zero coupon bonds and money multiplier notes, 13.0%-14.26%,
   due 2009 ..................................................      100      100
Floating rate notes due 2009-2011 ............................      267       --
7.50% notes due 2010 .........................................    1,000    1,000
6 1/8% notes due 2011 ........................................      500      500
Industrial development bond obligations, 4.40%-6.75%,
   maturing at various dates through 2037 ....................       66       86
6 5/8% debentures due 2028 ...................................      216      216
9.065% debentures due 2033 ...................................       51       51
Other (including capitalized leases), 1.83%-9.5%, maturing
   at various dates through 2016 .............................      322      384
--------------------------------------------------------------------------------
                                                                 $4,961   $4,719
================================================================================

The schedule of principal payments on long-term debt is as follows:

                                                               At December 31,
(Dollars in Millions)                                                    2003
--------------------------------------------------------------------------------
2004 .........................................................         $   47
2005 .........................................................            928
2006 .........................................................            955
2007 .........................................................            357
2008 .........................................................            401
Thereafter ...................................................          2,320
--------------------------------------------------------------------------------
                                                                        5,008
Less--current portion ........................................            (47)
--------------------------------------------------------------------------------
                                                                       $4,961
================================================================================

We maintain $2.3 billion of bank revolving credit facilities with a group of banks, arranged by Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., comprised of: (a) a $1.3 billion Five-Year Credit Agreement, with a $300 million letter of credit sub-limit and (b) a $1 billion 364-Day Credit Agreement. The credit agreements are maintained for general corporate purposes, including support for the issuance of commercial paper. The Five-Year Credit Agreement was increased in November 2003 from $1 billion to $1.3 billion with the addition of a $300 million sub-limit for the potential issuance of letters of credit.

Neither of the credit agreements restricts our ability to pay dividends and neither contains financial covenants. The failure to comply with customary conditions or the occurrence of customary events of default contained in the credit agreements would prevent any further borrowings and would generally require the repayment of any outstanding borrowings under such credit agreements. Such events of default include: (a) non-payment of credit agreement debt, interest or fees; (b) non-compliance with the terms of the credit agreement covenants; (c) cross-default to other debt in certain circumstances;
(d) bankruptcy; and (e) defaults upon obligations under Employee Retirement Income Security Act. Additionally, each of the banks has the right to terminate its commitment to lend additional funds or issue additional letters of credit under the credit agreements if any person or group acquires beneficial ownership of 30 percent or more of our voting stock, or, during any 12-month period, individuals who were directors of Honeywell at the beginning of the period cease to constitute a majority of the Board of Directors (the Board).

Loans under the Five-Year Credit Agreement are required to be repaid no later than November 26, 2008. We have agreed to pay a facility fee of 0.08 percent per annum on the aggregate commitment for the Five-Year Credit Agreement.

Interest on borrowings under the Five-Year Credit Agreement would be determined, at Honeywell's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate publicly announced by Citibank, N.A., 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate; or (c) the Eurocurrency rate plus 0.22 percent (applicable margin).

The commitments under the 364-Day Credit Agreement terminate on November 24, 2004. If the credit facility is drawn, any outstanding balance on November 24, 2004 may be converted to a one-year term loan at our option. We have agreed to pay a facility fee of 0.06 percent per annum on the aggregate commitment for the 364-Day Credit Agreement.

Interest on borrowings under the 364-Day Credit Agreement would be determined, at Honeywell's option, by (a) an auction bidding procedure; (b) the highest of the floating base rate publicly announced by Citibank, N.A., 0.5 percent above the average CD rate, or 0.5 percent above the Federal funds rate; or (c) the Eurocurrency rate plus 0.24 percent (applicable margin). The applicable margin on and after the term loan conversion is 0.60 percent.

The facility fee, the applicable margin over the Eurocurrency rate on both the Five-Year Credit Agreement and the 364-Day Credit Agreement, and the letter of credit issuance fee in the Five-Year Credit Agreement, are subject to change, based upon a grid determined by our long-term debt ratings. Neither credit agreement is subject to termination based upon a decrease in our debt ratings or a material adverse change.

NOTE 16--LEASE COMMITMENTS

Future minimum lease payments under operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

                                                               At December 31,
(Dollars in Millions)                                                     2003
--------------------------------------------------------------------------------
2004 .........................................................          $  274
2005 .........................................................             207
2006 .........................................................             144
2007 .........................................................             106
2008 .........................................................             103
Thereafter ...................................................             208
--------------------------------------------------------------------------------
                                                                        $1,042
================================================================================

We have entered into agreements to lease land, equipment and buildings. Principally all our operating leases have initial terms of up to 25 years, and some contain renewal options subject to customary conditions. At any time during the terms of some of our leases, we may at our option purchase the leased assets for amounts that approximate fair value. At December 31, 2003, we were leasing aircraft on which we provided residual value guarantees on the leased assets of approximately $24 million. We do not expect that any of our commitments under the lease agreements will have a material adverse effect on our consolidated results of operations, financial position or liquidity.

Rent expense was $314, $274 and $321 million in 2003, 2002 and 2001, respectively.

NOTE 17--FINANCIAL INSTRUMENTS

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

Credit and Market Risk

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, diversification of counter parties, and procedures to monitor concentrations of credit risk. Our counterparties are substantial investment and commercial banks with significant experience using such derivative instruments. We monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

We continually monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. While concentrations of credit risk associated with our trade accounts and notes receivable are considered minimal due to our diverse customer base, a significant portion of our customers are in the commercial air transport industry (aircraft manufacturers and airlines) accounting for approximately 12 percent of our consolidated sales in 2003. Following the abrupt downturn in the aviation industry after the terrorist attacks on September 11, 2001 and the already weak economy, we modified terms and conditions of our credit sales to mitigate or eliminate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

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

We partially hedge forecasted 2004 sales and purchases denominated in foreign currencies with currency forward contracts. When the dollar strengthens against foreign currencies, the decline in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of gains (sales) and losses (purchases), respectively, in the value of the forward contracts designated as hedges. Conversely, when the dollar weakens against foreign currencies, the increase in value of forecasted foreign currency cash inflows (sales) or outflows (purchases) is partially offset by the recognition of losses (sales) and gains (purchases), respectively, in the value of the forward contracts designated as hedges. Market value gains and losses on these contracts are recognized in earnings when the hedged transaction is recognized. All open forward contracts mature by December 31, 2004.

At December 31, 2003 and 2002, we had contracts with notional amounts of $641 and $1,203 million, respectively, to exchange foreign currencies, principally in the Euro countries and Great Britain.

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

Interest Rate Risk Management

We use a combination of financial instruments, including medium-term and short-term financing, variable-rate commercial paper, and interest rate swaps to manage the interest rate mix of our total debt portfolio and related overall cost of borrowing. At December 31, 2003 and 2002, interest rate swap agreements designated as fair value hedges effectively changed $1,189 and $1,132 million, respectively, of fixed rate debt at an average rate of 6.45 and 6.51 percent, respectively, to LIBOR based floating rate debt. Our interest rate swaps mature through 2007.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade accounts and notes receivables, payables, commercial paper and short-term borrowings contained in the Consolidated Balance Sheet approximates fair value. Summarized below are the carrying values and fair values of our other financial instruments at December 31, 2003 and 2002. The fair values are based on the quoted market prices for the issues (if traded), current rates offered to us for debt of the same remaining maturity and characteristics, or other valuation techniques, as appropriate.

                                           December 31,         December 31,
                                               2003                 2002
                                       -------------------   ------------------
                                       Carrying       Fair    Carrying      Fair
(Dollars in Millions)                     Value      Value       Value     Value
-------------------------------------------------------------------------------
Assets
   Long-term receivables ............   $   388    $   369     $   464   $   443
   Interest rate swap
      agreements ....................        67         67          76        76
   Foreign currency exchange
      contracts .....................        12         12           8         8
   Forward commodity
      contracts .....................        18         18           5         5
Liabilities
   Long-term debt and related
      current maturities
      (excluding capitalized
      leases) .......................   $(4,992)   $(5,508)    $(4,812)  $(5,261)
   Foreign currency exchange
      contracts .....................       (11)       (11)        (16)      (16)
=================================================================================

NOTE 18--CAPITAL STOCK

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

In November 2003, Honeywell announced its intention to repurchase sufficient outstanding shares of its common stock to offset the dilutive impact of employee stock based compensation plans, including future option exercises, restricted unit vesting and matching contributions under our savings plans. During 2003, we repurchased 1.9 million shares of our common stock for $62 million in connection with our share repurchase program.

We are authorized to issue up to 40,000,000 shares of preferred stock, without par value, and can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2003, there was no preferred stock outstanding.

NOTE 19--OTHER NONOWNER CHANGES IN SHAREOWNERS' EQUITY

Total nonowner changes in shareowners' equity are included in the Consolidated Statement of Shareowners' Equity. The changes in Accumulated Other Nonowner Changes are as follows:

                                                                         After-
(Dollars in Millions)                                    Pretax     Tax     Tax
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003
Foreign exchange translation adjustments .............   $  551   $  --   $ 551
Change in fair value of effective cash flow hedges ...       --      --      --
Minimum pension liability adjustment .................      604    (235)    369
--------------------------------------------------------------------------------
                                                         $1,155   $(235)  $ 920
================================================================================
Year ended December 31, 2002
Foreign exchange translation adjustments .............   $  310   $  --   $ 310
Change in fair value of effective cash flow hedges ...       35     (13)     22
Minimum pension liability adjustment .................     (956)    350    (606)
--------------------------------------------------------------------------------
                                                         $ (611)  $ 337   $(274)
================================================================================
Year ended December 31, 2001
Unrealized losses on securities available-for-sale ...   $   (4)  $   1   $  (3)
Reclassification adjustment for losses on securities
   available-for-sale included in net income .........       --      --      --
--------------------------------------------------------------------------------
Net unrealized losses arising during the year ........       (4)      1      (3)
Foreign exchange translation adjustments .............      (51)     --     (51)
Change in fair value of effective cash flow hedges ...       (8)      3      (5)
Minimum pension liability adjustment .................      (78)     31     (47)
--------------------------------------------------------------------------------
                                                         $ (141)  $  35   $(106)
================================================================================

The components of Accumulated Other Nonowner Changes are as follows:

                                                              December 31,
                                                        -----------------------
(Dollars in Millions)                                    2003      2002    2001
-------------------------------------------------------------------------------
Cumulative foreign exchange
   translation adjustments ..........................   $ 138   $  (413)  $(723)
Fair value of effective cash flow
   hedges ...........................................      17        17      (5)
Minimum pension liability ...........................    (344)     (713)   (107)
-------------------------------------------------------------------------------
                                                        $(189)  $(1,109)  $(835)
===============================================================================

62

NOTE 20--STOCK-BASED COMPENSATION PLANS

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

The following table summarizes information about stock option activity for the three years ended December 31, 2003:

                                                                        Weighted
                                                                         Average
                                                            Number of   Exercise
                                                              Options      Price
--------------------------------------------------------------------------------
Outstanding at December 31, 2000 .......................   46,000,324     $40.36
   Granted .............................................   15,479,120      36.23
   Exercised ...........................................   (3,121,867)     21.49
   Lapsed or canceled ..................................   (4,477,952)     51.24
--------------------------------------------------------------------------------
Outstanding at December 31, 2001 .......................   53,879,625      39.37
   Granted .............................................    2,996,005      33.61
   Exercised ...........................................   (1,692,005)     18.15
   Lapsed or canceled ..................................   (3,168,916)     43.14
--------------------------------------------------------------------------------
Outstanding at December 31, 2002 .......................   52,014,709      39.50
   Granted .............................................    9,372,850      23.70
   Exercised ...........................................   (2,361,930)     18.34
   Lapsed or canceled ..................................   (4,735,283)     39.58
--------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2003 .......................   54,290,346      37.68
================================================================================

There were 38,179,208 and 30,142,728 options exercisable at weighted average exercise prices of $39.58 and $37.66 at December 31, 2002 and 2001, respectively. There were 27,942,430 shares available for future grants under the terms of our stock option plans at December 31, 2003.

Restricted Stock Units

Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSU's are issued to certain key employees as compensation and as incentives tied directly to the achievement of certain performance objectives.

RSU's issued were 1,578,000, 1,777,700 and 186,500 in 2003, 2002 and 2001,
respectively. There were 3,103,513, 2,342,960 and 1,580,091 RSU's outstanding, with a weighted average grant date fair value per share of $30.10, $37.12 and $43.49 at December 31, 2003, 2002 and 2001, respectively.

Non-Employee Directors' Plan

We also have a Stock Plan for Non-Employee Directors (Directors' Plan) under which restricted shares and options are granted. Each new director receives a one-time grant of 3,000 shares of common stock, subject to specific restrictions.

The Directors' Plan also provides for an annual grant to each director of options to purchase 5,000 shares of common stock at the fair market value on the date of grant. We have set aside 450,000 shares for issuance under the Directors' Plan. Options generally become exercisable over a three-year period and expire after ten years.

The following table summarizes information about stock options outstanding at December 31, 2003:

                                  Options Outstanding            Options Exercisable
                           ---------------------------------   -----------------------
                                                    Weighted                  Weighted
                                         Weighted    Average                   Average
                                Number    Average   Exercise         Number   Exercise
Range of exercise prices   Outstanding   Life (1)      Price    Exercisable      Price
--------------------------------------------------------------------------------------
$16.85-$29.86 ..........    14,485,978        6.4     $22.96      5,239,428     $21.88
$30.14-$39.94 ..........    22,320,901        6.4      36.07     17,889,850      36.24
$40.02-$49.97 ..........     9,750,354        5.0      43.46      9,687,249      43.48
$50.13-$66.73 ..........     7,733,113        5.9      62.62      7,730,713      62.62
--------------------------------------------------------------------------------------
                            54,290,346        6.1      37.68     40,547,240      41.14
======================================================================================

(1)  Average remaining contractual life in years.

NOTE 21--COMMITMENTS AND CONTINGENCIES

Shareowner Litigation

Honeywell and three of its former officers are defendants in a class action lawsuit filed in the United States District Court for the District of New Jersey. Plaintiffs allege, among other things, that the defendants violated federal securities laws by purportedly making false and misleading statements and by failing to disclose material information concerning Honeywell's financial performance, thereby allegedly causing the value of Honeywell's stock to be artificially inflated. The Court has certified a class consisting of all purchasers of Honeywell stock between December 20, 1999 and June 19, 2000. Discovery is ongoing. Although we continue to believe that the allegations in this matter are without merit, we are engaged in mediation with the plaintiffs in an effort to resolve the matter without resorting to a trial. While we cannot be certain that the parties will be able to resolve the matter through mediation, a provision has been made in our financial statements regarding a potential settlement. Although it is not possible at this time to predict the outcome of this matter, we expect to prevail if the parties are unable to resolve this litigation through mediation. However, an adverse outcome could be material to our consolidated financial position or results of operations.

ERISA Class Action Lawsuit

Honeywell and several of its current and former officers and directors are defendants in a purported class action lawsuit filed in the United States District Court for the District of New Jersey. The complaint principally alleges that the defendants breached their fiduciary duties to participants in the Honeywell Savings and Ownership Plan (the "Savings Plan") by purportedly making false and misleading statements, failing to disclose material information concerning Honeywell's financial performance, and failing to diversify the Savings Plan's assets and monitor the prudence of Honeywell stock as a Savings Plan investment. In September 2003, Honeywell filed a motion to dismiss this matter.

Although it is not possible at this time to predict the outcome of this matter, we believe that the allegations in this matter are without merit and we expect to prevail. An adverse litigation outcome could, however, be material to our consolidated financial position or results of operations. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in our financial statements with respect to this contingent liability.

Environmental Matters

We are subject to various federal, state and local government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

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

Although we do not currently possess sufficient information to reasonably estimate the amounts of liabilities to be recorded upon future completion of studies, litigation or settlements, and neither the timing nor the amount of the ultimate costs associated with environmental matters can be determined, they could be material to our consolidated results of operations or operating cash flows in the periods recognized or paid. However, considering our past experience and existing reserves, we do not expect that these environmental matters will have a material adverse effect on our consolidated financial position.

In the matter entitled Interfaith Community Organization, et al. v. Honeywell International Inc., et al., the United States District Court for the District of New Jersey held in May 2003 that a predecessor Honeywell site located in Jersey City, New Jersey constituted an imminent and substantial endangerment and ordered Honeywell to conduct the excavation and transport for offsite disposal of approximately one million tons of chromium residue present at the site. Honeywell strongly disagrees with the Court's determinations and has appealed the Court's deci-sion to the Third Circuit Court of Appeals. Per the Appeals Court's order, the parties are engaged in mediation. In October 2003, the District Court denied Honeywell's motion for a stay of certain aspects of its May 2003 order, and we are considering whether to appeal such ruling. The site at issue is one of twenty-one sites located in Jersey City, New Jersey which are the subject of an Administrative Consent Order (ACO) entered into with the New Jersey Department of Environmental Protection (NJDEP) in 1993. Under the ACO, Honeywell agreed to study and remediate these sites in accordance with NJDEP's directions, provided that the total costs of such studies and remediation do not exceed $60 million. Honeywell has cooperated with the NJDEP under the ACO and believes that decisions regarding site cleanups should be made by the NJDEP under the ACO. We are confident that proceeding under the ACO will ensure a safe remediation and allow the property to be placed back into productive use much faster and at a cost significantly less than the remedies required by the Court's order. We have not completed development of a remedial action plan for the excavation and offsite disposal directed under the Court's order and therefore are unable to estimate the cost of such actions. At trial, plaintiff's expert testified that the excavation and offsite disposal cost might be $400 million. However, there are significant variables in the implementation of the Court's order and depending on the method of implementation chosen, the estimate could increase or decrease. Prior to 2003, provisions were made in our financial statements as to remedial costs consistent with the ACO and during the three months ended
June 30, 2003 we provided for additional costs which are likely to be incurred during the pendency of our appeal, which provisions do not assume excavation and offsite removal of chromium from the site. There are alternative outcomes and remedies beyond the scope of the ACO that could result from the remanding, reversal or replacement of the Court's decision and order. At this time, we can neither identify a probable alternative outcome nor reasonably estimate the cost of an alternative remedy. Although we expect the Court's decision and order to be remanded, reversed or replaced, should the remedies prescribed in the Court's decision and order ultimately be upheld, such outcome could have a material adverse impact on our consolidated results of operations or operating cash flows in the periods recognized or paid. We do not expect that this matter will have a material adverse effect on our consolidated financial position.

In accordance with a 1992 consent decree with the State of New York, Honeywell is studying environmental conditions in and around Onondaga Lake (the Lake), in Syracuse, New York. The purpose of the study is to identify, evaluate and propose remedial measures that can be taken to remedy historic industrial contamination in the Lake. A predecessor company to Honeywell operated a chemical plant which is alleged to have contributed mercury and other contaminants to the Lake and certain surrounding areas. In May 2003, Honeywell submitted to the New York State Department of Environmental Conservation (DEC) a draft Feasibility Study for the Lake and certain surrounding areas. In November 2003, the DEC issued formal comments on the Feasibility Study. Those comments include a request for further evaluation of remedies for the Lake and surrounding areas. Accordingly, pursuant to the consent decree, Honeywell is required to submit a revised Feasibility Study on or before May 3, 2004. Provisions have been made in our financial statements based on our expected revisions to our Feasibility Study. We do not expect that this matter will have a material adverse effect on our consolidated financial position. However, should the DEC ultimately require a substantially more extensive remedy than that expected to be proposed in the revised Feasibility Study and should Honeywell agree to undertake such a remedy, such outcome could have a material adverse impact on our consolidated results of operations and operating cash flows in the periods recognized or paid.

During 2003, three incidents occurred at Honeywell's Baton Rouge, Louisiana chemical plant including a release of chlorine, a release of antimony pentachloride which resulted in an employee fatality, and an employee exposure to hydrofluoric acid. As a result of these incidents, the United States Environmental Protection Agency (USEPA), Occupational Health and Safety Administration (OSHA), the Chemical Safety Board and state and local agencies commenced investigations. A number of potential government claims have been settled, including a $110,000 penalty paid to OSHA for citations arising from the incidents. The USEPA and Chemical Safety Board investigations are ongoing however no charges have been filed or claims asserted. Honeywell has been served with several civil lawsuits. We do not expect that these matters will have a material adverse effect on our consolidated financial position, consolidated results of operations or operating cash flows.

Asbestos Matters

Like many other industrial companies, Honeywell is a defendant in personal injury actions related to asbestos. We did not mine or produce asbestos, nor did we make or sell insulation products or other construction materials that have been identified as the primary cause of asbestos related disease in the vast majority of claimants. Products containing asbestos previously manufactured by Honeywell or by previously owned subsidiaries fall into two general categories; refractory products and friction products.

Refractory Products

Honeywell owned NARCO from 1979 to 1986. NARCO produced refractory products (high temperature bricks and cement) which were sold largely to the steel industry in the East and Midwest. Less than 2 percent of NARCO's products contained asbestos.

When we sold the NARCO business in 1986, we agreed to indemnify NARCO with respect to personal injury claims for products that had been discontinued prior to the sale (as defined in the sale agreement). NARCO retained all liability for all other claims. NARCO had resolved approximately 176,000 claims through January 4, 2002, the date NARCO filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, at an average cost per claim of two thousand two hundred dollars. Of those claims, 43 percent were dismissed on the ground that there was insufficient evidence that NARCO was responsible for the claimant's asbestos exposure. As of the date of NARCO's bankruptcy filing, there were approximately 116,000 remaining claims pending against NARCO, including approximately 7 percent in which Honeywell was also named as a defendant. Since 1983, Honeywell and our insurers have contributed to the defense and settlement costs associated with NARCO claims. We have approximately $1.3 billion of insurance remaining that can be specifically allocated to NARCO related liability.

As a result of the NARCO bankruptcy filing, all of the claims pending against NARCO are automatically stayed pending the reorganization of NARCO, except one claim which is not material as to which the stay was lifted in August 2003. Because the claims pending against Honeywell necessarily will impact the liabilities of NARCO, because the insurance policies held by Honeywell are essential to a successful NARCO reorganization, and because Honeywell has offered to commit the value of those policies to the reorganization, the bankruptcy court has temporarily enjoined any claims against Honeywell, current or future, related to NARCO. Although the stay has been extended twenty-two times since January 4, 2002, there is no assurance that such stay will remain in effect. In connection with NARCO's bankruptcy filing, we paid NARCO's parent company $40 million and agreed to provide NARCO with up to $20 million in financing. We also agreed to pay $20 million to NARCO's parent company upon the filing of a plan of reorganization for NARCO acceptable to Honeywell, and to pay NARCO's parent company $40 million, and to forgive any outstanding NARCO indebtedness, upon the confirmation and consummation of such a plan.

As a result of ongoing negotiations with counsel representing NARCO related asbestos claimants regarding settlement of all pending and potential NARCO related asbestos claims against Honeywell, we have reached definitive agreements or agreements in principle with approximately 256,000 claimants, which represents in excess of 90 percent of the approximately 275,000 current claimants who are now expected to file a claim as part of the NARCO reorganization process. We are also in discussions with the NARCO Committee of Asbestos Creditors on Trust Distribution Procedures for NARCO. We believe that, as part of the NARCO plan of reorganization, a trust will be established pursuant to these Trust Distribution Procedures for the benefit of all asbestos claimants, current and future. If the trust is put in place and approved by the Court as fair and equitable, Honeywell as well as NARCO will be entitled to a permanent channeling injunction barring all present and future individual actions in state or federal courts and requiring all asbestos related claims based on exposure to NARCO products to be made against the federally-supervised trust. We expect the NARCO plan of reorganization and the NARCO trust to be approved by the Court in 2004. As part of its ongoing settlement negotiations, Honeywell has reached agreement in principle with the representative for future NARCO claimants to cap its annual contributions to the trust with respect to future claims at a level that would not have a material impact on Honeywell's operating cash flows. Given the substantial progress of negotiations between Honeywell and NARCO related asbestos claimants and between Honeywell and the Committee of Asbestos Creditors during the fourth quarter of 2002, Honeywell developed an estimated liability for settlement of pending and future asbestos claims and recorded a charge of $1.4 billion for NARCO related asbestos litigation charges, net of insurance recoveries. This charge consists of the estimated liability to settle current asbestos related claims, the estimated liability related to future asbestos related claims through 2018 and obligations to NARCO's parent, net of insurance recoveries of $1.8 billion.

The estimated liability for current claims is based on terms and conditions, including evidentiary requirements, in definitive agreements or agreements in principle with in excess of 90 percent of current claimants. Once finalized, settlement payments with respect to current claims are expected to be made over approximately a four-year period.

The liability for future claims estimates the probable value of future asbestos related bodily injury claims asserted against NARCO over a 15 year period and obligations to NARCO's parent as discussed above. The estimate is based upon the disease criteria and payment values contained in the NARCO Trust Distribution Procedures negotiated with the NARCO Committee of Asbestos Creditors and the NARCO future claimants representative. In light of the uncertainties inherent in making long-term projections we do not believe that we have a reasonable basis for estimating asbestos claims beyond 2018 under SFAS No. 5. Honeywell retained the expert services of Hamilton, Rabinovitz and Alschuler, Inc. (HR&A) to project the probable number and value, including trust claim handling costs, of asbestos related future liabilities based upon historical experience with similar trusts. The methodology used to estimate the liability for future claims has been commonly accepted by numerous courts and is the same methodology that is utilized by an expert who is routinely retained by the asbestos claimants committee in asbestos related bankruptcies. The valuation methodology includes an analysis of the population likely to have been exposed to asbestos containing products, epidemiological studies to estimate the number of people likely to develop asbestos related diseases, NARCO claims filing history, the pending inventory of NARCO asbestos related claims and payment rates expected to be established by the NARCO trust.

Honeywell has substantial insurance that reimburses it for portions of the costs incurred to settle NARCO related claims and court judgments as well as defense costs. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. At December 31, 2003, a significant portion of this coverage is with London-based insurance companies under a coverage-in-place agreement. Coverage-in-place agreements are settlement agreements between policyholders and the insurers specifying the terms and conditions under which coverage will be applied as claims are presented for payment. These agreements govern such things as what events will be deemed to trigger coverage, how liability for a claim will be allocated among insurers and what procedures the policyholder must follow in order to obligate the insurer to pay claims. We conducted an analysis to determine the amount of insurance that we estimate is probable that we will recover in relation to payment of current and projected future claims. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. Some of our insurance carriers have challenged our right to enter into settlement agreements resolving all NARCO related asbestos claims against Honeywell. However, we believe there is no factual or legal basis for such challenges and we believe that it is probable that we will prevail in the resolution of, or in any litigation that is brought regarding these disputes and, as of December 31, 2003, we have recognized approximately $100 million in probable insurance recoveries from these carriers. We are in advanced ongoing settlement discussions with these carriers and while we cannot predict the outcome of these discussions we expect that a substantial majority of the carriers will participate in the settlement agreement that is being negotiated. The amounts that we expect to realize through the settlement process are consistent with our reserves. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. Based on our analysis, during the fourth quarter of 2002 we recorded insurance recoveries that were deemed probable through 2018 of $1.8 billion. A portion of this insurance has been received, as discussed below.

Projecting future events is subject to many uncertainties that could cause the NARCO related asbestos liabilities to be higher or lower than those projected and recorded. There is no assurance that a plan of reorganization will be proposed or confirmed, that insurance recoveries will be timely or whether there will be any NARCO related asbestos claims beyond 2018. Given the inherent uncertainty in predicting future events, we review our estimates periodically, and update them based on our experience and other relevant factors. Similarly we will reevaluate our projections concerning our probable insurance recoveries in light of any changes to the projected liability or other developments that may impact insurance recoveries.

Friction Products

Honeywell's Bendix Friction Materials (Bendix) business manufactured automotive brake pads that contained chrysotile asbestos in an encapsulated form. There is a group of existing and potential claimants consisting largely of individuals that allege to have performed brake replacements.

From 1981 through December 31, 2003, we have resolved about 64,000 Bendix related asbestos claims including trials, covering 120 plaintiffs, which resulted in 115 favorable verdicts. Trials covering five individuals resulted in adverse verdicts; however, two of these verdicts were reversed on appeal and the remaining three claims were settled.

Through the second quarter of 2002, Honeywell had no out-of-pocket costs for Bendix related asbestos claims since its insurance deductible was satisfied many years ago. Beginning with claim payments made in the third quarter of 2002, Honeywell began advancing indemnity and defense claim costs. During the years ended December 31, 2003 and 2002, those indemnity and defense costs amounted to approximately

$112 and $70 million, respectively. Approximately 50 percent of these amounts are deemed probable to be reimbursed by insurance. During the year ended December 31, 2003 Honeywell collected $90 million in insurance reimbursements and settlements related to asbestos claims. See further discussion of insurance coverage below.

The following tables present information regarding asbestos claims activity during the past two years:

Claims Activity                                                  2003     2002
-------------------------------------------------------------------------------
Claims Unresolved at the beginning of year ..................   50,821   47,000
Claims Filed ................................................   25,765   10,000
Claims Resolved .............................................   (3,610)  (6,179)
-------------------------------------------------------------------------------
Claims Unresolved at the end of year ........................   72,976   50,821
===============================================================================

Disease Distribution of Unresolved Claims                        2003      2002
-------------------------------------------------------------------------------
Mesothelioma and Other Cancer Claims ........................    3,277    3,810
Other Claims ................................................   69,699   47,011
-------------------------------------------------------------------------------
Total Claims ................................................   72,976   50,821
===============================================================================

Approximately 20 percent of the 73,000 pending claims are on the inactive, deferred, or similar dockets established in some jurisdictions for claimants who allege minimal or no impairment. The approximately 73,000 pending claims also include claims filed in jurisdictions such as Texas, Virginia and Mississippi that allow for consolidated filings. In these jurisdictions, plaintiffs are permitted to file complaints against a pre-determined master list of defendants, regardless of whether they have claims against each individual defendant. Many of these plaintiffs may not actually have claims against Honeywell. Based on state rules and prior experience in these jurisdictions, we anticipate that many of these claims will ultimately be dismissed. During the second quarter of 2003, Honeywell was served with numerous complaints filed in Mississippi in advance of the January 1, 2003 effective date for tort reform in that state. Also during 2003, Honeywell experienced an increase in nonmalignancy filings that we believe were in response to the possibility of federal legislation. Based on prior experience, we anticipate that many of these claims will be placed on deferred, inactive or similar dockets or be dismissed. Honeywell has experienced average resolution values excluding legal costs for malignant claims of approximately ninety five thousand and one hundred sixty six thousand dollars in 2003 and 2002, respectively. Honeywell has experienced average resolution values excluding legal costs for nonmalignant claims of approximately three thousand five hundred and one thousand three hundred dollars in 2003 and 2002, respectively. It is not possible to predict whether resolution values for Bendix related asbestos claims will increase, decrease or stabilize in the future.

At December 31, 2003, we had accrued approximately $250 million for pending asbestos related liability claims. Honeywell retained the expert services of HR&A (see discussion of HR&A under Refractory products above) to assist in developing the estimated liability. The estimate is based on the number of pending claims at December 31, 2003, disease classifications, expected settlement values and historic dismissal rates. We cannot reasonably estimate losses which could arise from future Bendix related asbestos claims because we cannot predict how many additional claims may be brought against us, the allegations in such claims or their probable outcomes and resulting settlement values in the tort system.

Honeywell presently has approximately $1.9 billion of insurance coverage remaining with respect to pending Bendix related asbestos claims as well as claims which may be filed against us in the future. This coverage is provided by a large number of insurance policies written by dozens of insurance companies in both the domestic insurance market and the London excess market. Although Honeywell has approximately $1.9 billion in insurance, there are gaps in our coverage due to insurance company insolvencies, the comprehensive policy buy-back settlement with Equitas as discussed below and certain uninsured periods. We analyzed the amount of insurance that we estimate is probable that we will recover in relation to payment of asbestos related claims and determined that approximately 50 percent of expenditures for such claims are recoverable by insurance. While the substantial majority of our insurance carriers are solvent, some of our individual carriers are insolvent, which has been considered in our analysis of probable recoveries. We made judgments concerning insurance coverage that we believe are reasonable and consistent with our historical dealings with our insurers, our knowledge of any pertinent solvency issues surrounding insurers and various judicial determinations relevant to our insurance programs. Based on our analysis, at December 31, 2003 we had amounts receivable from our insurers of approximately $210 million representing probable reimbursements associated with our liability for pending claims as well as amounts due to us for previously settled and paid claims related to the estimated liabilities for pending claims.

In the fourth quarter of 2002, we recorded a charge of $167 million consisting of a $131 million reserve for the then contemplated sale of Bendix to Federal-Mogul, our estimate of asbestos related liability net of insurance recoveries and costs to complete the anticipated transaction with Federal-Mogul. Discussions regarding this transaction have been terminated.

Honeywell believes it has sufficient insurance coverage and reserves to cover all pending Bendix related asbestos claims. Although it is impossible to predict the outcome of pending claims or to reasonably estimate losses which could arise from future Bendix related asbestos claims, we do not believe that such claims would have a material adverse effect on our consolidated financial position in light of our insurance coverage and our prior experience in resolving such claims. If the rate and types of claims filed, the average indemnity cost of such claims and the period of time over which claim settlements are paid (collectively, the "Variable Claims Factors") does not substantially increase, Honeywell would not expect future Bendix related asbestos claims to have a material adverse effect on our results of operations or operating cash flows in any fiscal year. No assurances can be given, however, that the Variable Claims Factors will not substantially increase.

Refractory and Friction Products

During the twelve months ended December 31, 2003, we made asbestos related payments of $557 million, including legal fees. During the twelve months ended December 31, 2003, we received $664 million in insurance reimbursements including $472 million in cash received from Equitas related to a comprehensive policy buy-back settlement of all insurance claims by Honeywell against Equitas. The settlement resolves all claims by Honeywell against Equitas arising from asbestos claims related to NARCO and Bendix.

NARCO and Bendix asbestos related balances are included in the following balance sheet accounts:

                                                                  December 31,
                                                                ---------------
(Dollars in Millions)                                            2003     2002
-------------------------------------------------------------------------------
Other current assets ........................................   $  130   $  320
Insurance recoveries for asbestos related liabilities .......    1,317    1,636
-------------------------------------------------------------------------------
                                                                $1,447   $1,956
===============================================================================

Accrued liabilities .........................................   $  730   $  741
Asbestos related liabilities ................................    2,279    2,700
-------------------------------------------------------------------------------
                                                                $3,009   $3,441
===============================================================================

We are monitoring proposals for federal asbestos legislation pending in the United States Congress. Due to the uncertainty surrounding the proposed legislation, it is not possible at this point in time to determine what impact such legislation would have on the NARCO bankruptcy strategy or our asbestos liabilities and related insurance recoveries.

Warranties and Guarantees

We have issued or are a party to the following direct and indirect guarantees at December 31, 2003:

                                                                        Maximum
                                                                       Potential
                                                                        Future
(Dollars in Millions)                                                  Payments
--------------------------------------------------------------------------------
Operating lease residual values ....................................      $ 73
Other third parties' financing .....................................         5
Unconsolidated affiliates' financing ...............................        38
Customer and vendor financing ......................................        24
--------------------------------------------------------------------------------
                                                                          $140
================================================================================

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

                                                               December 31,
                                                          ---------------------
(Dollars in Millions)                                      2003    2002    2001
-------------------------------------------------------------------------------
Beginning of year .....................................   $ 217   $ 217   $ 198
Accruals for warranties/guarantees issued during the
   year ...............................................     215     158     216
Adjustment of pre-existing warranties/guarantees ......      35     (18)     (3)
Settlement of warranty/guarantee claims ...............    (192)   (140)   (194)
-------------------------------------------------------------------------------
End of year ...........................................   $ 275   $ 217   $ 217
===============================================================================

Product warranties and product performance guarantees are included in the following balance sheet accounts:

                                                                    December 31,
                                                                    ------------
(Dollars in Millions)                                               2003   2002
--------------------------------------------------------------------------------
Accrued liabilities .............................................   $242   $179
Other liabilities ...............................................     33     38
--------------------------------------------------------------------------------
                                                                    $275   $217
================================================================================

Other Matters

We are subject to a number of other lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the conduct of our business. With respect to all these other matters, including those relating to commercial transactions, government contracts, product liability and non-environmental health and safety matters, while the ultimate results of these lawsuits, investigations and claims cannot be determined, we do not expect that these matters will have a material adverse effect on our consolidated results of operations, operating cash flows or financial position.

NOTE 22--PENSION AND OTHER POSTRETIREMENT BENEFITS

We maintain qualified and non-qualified pension plans covering the majority of our employees and retirees, and postretirement benefit plans for retirees that include health care benefits and life insurance coverage.

Pension benefits for substantially all U.S. employees are provided through non-contributory, defined benefit pension plans. Non U.S. employees, who are not U.S. citizens, are covered by various retirement benefit arrangements, some of which are considered to be defined benefit pension plans for accounting purposes. Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. In 2003 and 2002, we made voluntary contributions of $670 and $830 million to our U.S. defined benefit pension plans to improve the funded status of our plans. The contributions in 2002 included $700 million of Honeywell common stock. Assuming that actual plan asset returns are consistent with our expected rate of 9 percent in 2004 and beyond, and that interest rates remain constant, we would not be required to make any contributions to our U.S. pension plans for the foreseeable future.

Our retiree medical plans mainly cover U.S. employees who retire with pension eligibility for hospital, professional and other medical services. All non-union hourly and salaried employees joining Honeywell after January 1, 2000 are not eligible to participate in our retiree medical and life insurance plans. Most of the U.S. retiree medical plans require deductibles and copayments, and virtually all are integrated with Medicare. Retiree contributions are generally required based on coverage type, plan and Medicare eligibility. Honeywell has limited its subsidy of its retiree medical plans to a fixed-dollar amount for substantially all future retirees and for almost half of its current retirees. This cap of retiree medical benefits under our plans limits our exposure to the impact of future health care cost increases. The retiree medical and life insurance plans are not funded. Claims and expenses are paid from our general assets.

The following tables summarize the balance sheet impact, including the benefit obligations, assets and funded status associated with our significant pension and other postretirement benefit plans at December 31, 2003 and 2002.

                                                                           Other
                                                                       Postretirement
                                                  Pension Benefits        Benefits
                                                 ------------------  -----------------
(Dollars in Millions)                              2003      2002      2003      2002
--------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year ...   $11,660   $10,952   $ 2,241   $ 2,149
   Service cost ..............................       201       201        17        21
   Interest cost .............................       757       753       145       141
   Plan amendments ...........................        30        25       (92)      (32)
   Actuarial losses ..........................     1,010       633       313       215
   Acquisitions (divestitures) ...............        15      (105)       --        --
   Benefits paid .............................      (883)     (868)     (203)     (199)
   Settlements and curtailments ..............        (2)      (48)       --       (34)
   Other .....................................       205       117        --       (20)
--------------------------------------------------------------------------------------
   Benefit obligation at end of year .........    12,993    11,660     2,421     2,241
--------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at beginning of
      year ...................................    10,178    11,051        --        --
   Actual return on plan assets ..............     2,072      (912)       --        --
   Company contributions .....................       725       885        --        --
   Acquisitions (divestitures) ...............        15      (103)       --        --
   Benefits paid .............................      (883)     (868)       --        --
   Other .....................................       158       125        --        --
--------------------------------------------------------------------------------------
   Fair value of plan assets at end of year ..    12,265    10,178        --        --
--------------------------------------------------------------------------------------
   Funded status of plans ....................      (728)   (1,482)   (2,421)   (2,241)
   Unrecognized net obligation at
      transition .............................        11         1        --        --
   Unrecognized net loss .....................     3,666     3,829       779       528
   Unrecognized prior service cost (credit) ..       187       193      (215)     (153)
--------------------------------------------------------------------------------------
Net amount recognized ........................   $ 3,136   $ 2,541   $(1,857)  $(1,866)
======================================================================================

                                                                        Other
                                                                    Postretirement
                                               Pension Benefits        Benefits
                                               ----------------   -----------------
(Dollars in Millions)                           2003      2002       2003     2002
-----------------------------------------------------------------------------------
Amounts recognized in
   Consolidated Balance Sheet consist of:
   Prepaid pension benefit cost ............   $3,173   $2,242    $    --   $    --
   Intangible asset (1) ....................      101      101         --        --
   Accrued liabilities .....................       --       --       (197)     (197)
   Postretirement benefit obligations
      other than pensions (2) ..............       --       --     (1,660)   (1,669)
   Accrued benefit liability (3) ...........     (170)    (134)        --        --
   Additional minimum liability (3) ........     (453)    (757)        --        --
   Accumulated other nonowner changes ......      485    1,089         --        --
-----------------------------------------------------------------------------------
Net amount recognized ......................   $3,136   $2,541    $(1,857)  $(1,866)
===================================================================================

(1)  Included in Other Assets--Non-Current on Consolidated Balance Sheet.

(2) Excludes Non U.S. plans of $23 and $15 million in 2003 and 2002, respectively.

(3)  Included in Other Liabilities--Non-Current on Consolidated Balance Sheet.

The accumulated benefit obligation for our U.S. defined benefit pension plans was $10,996 and $9,785 million at December 31, 2003 and 2002, respectively.

Net periodic pension and other postretirement benefit costs (income) for our significant plans include the following components:

                                                          Pension Benefits
                                                     ---------------------------
                                                             Years Ended
                                                             December 31,
                                                     ---------------------------
(Dollars in Millions)                                 2003      2002       2001
--------------------------------------------------------------------------------
Service cost .....................................   $   201   $   201   $   194
Interest cost ....................................       757       753       765
Expected return on plan assets ...................    (1,030)   (1,164)   (1,201)
Amortization of transition asset .................        (7)       (7)      (11)
Amortization of prior service cost ...............        37        43        49
Recognition of actuarial (gains) losses ..........       178        13       (52)
--------------------------------------------------------------------------------
Net periodic benefit cost (income) ...............       136      (161)     (256)
Settlements and curtailments .....................        --        14       (54)
--------------------------------------------------------------------------------
Net periodic benefit cost (income) after
   settlements and curtailments ..................   $   136   $  (147)  $  (310)
================================================================================

                                                                    Other
                                                                Postretirement
                                                                   Benefits
                                                              ------------------
                                                                 Years Ended
                                                                 December 31,
                                                              ------------------
(Dollars in Millions)                                         2003   2002   2001
--------------------------------------------------------------------------------
Service cost ..............................................   $ 17   $ 21   $ 20
Interest cost .............................................    145    141    142
Expected return on plan assets ............................     --     --     --
Amortization of prior service (credit) ....................    (30)   (22)   (19)
Recognition of actuarial losses ...........................     62     10      2
--------------------------------------------------------------------------------
Net periodic benefit cost .................................    194    150    145
Settlements and curtailments ..............................     --    (30)    --
--------------------------------------------------------------------------------
Net periodic benefit cost after
   settlements and curtailments ...........................   $194   $120   $145
================================================================================

                                                                                               Other
                                                                                          Postretirement
                                                                   Pension Benefits          Benefits
                                                                 --------------------   ------------------
                                                                 2003    2002    2001   2003   2002   2001
----------------------------------------------------------------------------------------------------------
Actuarial assumptions used to determine benefit
   obligations as of December 31
   (measurement date):
Discount rate ................................................   6.00%   6.75%   7.25%  6.00%  6.75%  7.25%
Expected annual rate of compensation increase ................   4.00%   4.00%   4.00%    --     --     --
Actuarial assumptions used to determine net
   periodic benefit cost (income) for years ended
   December 31:
Discount rate ................................................   6.75%   7.25%   7.75%  6.75%  7.25%  7.75%
Expected rate of return on plan assets .......................   9.00%  10.00%  10.00%    --     --     --
Expected annual rate of compensation increase ................   4.00%   4.00%   4.00%    --     --     --
==========================================================================================================

Pension Benefits

Pension plans with accumulated benefit obligations exceeding the fair value of plan assets were as follows at December 31, 2003 and 2002:

(Dollars in Millions)                                             2003     2002
--------------------------------------------------------------------------------
Projected benefit obligation .................................   $1,639   $4,315
Accumulated benefit obligation ...............................    1,566    4,036
Fair value of plan assets ....................................      906    3,109
================================================================================

SFAS No. 87 requires recognition of an additional minimum pension liability if the fair value of plan assets is less than the accumulated benefit obligation at the end of the plan year. In 2003, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $369 million ($604 million on a pretax basis) to reduce the additional minimum pension liability by $304 million and reinstate a portion of the pension assets ($300 million) written off in the prior year's minimum pension liability adjustment. This 2003 adjustment resulted from an increase in our pension assets in 2003 due to the improvement in equity markets and our contribution of $670 million to our U.S. plans. In 2002, due to the poor performance of the equity markets which adversely affected our pension assets and a decline in the discount rate, we recorded a non-cash adjustment to equity through accumulated other nonowner changes of $606 million ($956 million on a pretax basis) which increased the additional minimum pension liability.

Our U.S. pension plans assets were $10.9 and $9.0 billion at December 31, 2003 and 2002, respectively. Our asset allocation at December 31, 2003 and 2002 and target allocation for our U.S. pension plans assets are as follows:

                                               Percentage of Plans
                                                    Assets at
                                                   December 31,       Long-term
                                               -------------------     Target
Asset Category                                     2003   2002       Allocation
-------------------------------------------------------------------------------
Equity securities ..........................        58%    54%         40-65%
Debt securities, including cash ............        35     38          30-45
Real estate ................................         5      5            2-8
Other ......................................         2      3            2-4
-------------------------------------------------------------------------------
                                                   100%   100%
===============================================================================

Equity securities include Honeywell common stock of $544 and $811 million at December 31, 2003 and 2002, respectively. An independent fiduciary holds and makes all investment decisions with respect to the Honeywell common stock.

Our asset investment strategy focuses on maintaining a diversified portfolio, using various asset classes, in order to achieve our long-term investment objectives on a risk adjusted basis. To achieve our objectives, our investment policy requires that our U.S. Master Retirement Trust be invested as follows:
(a) no less than 30 percent be invested in fixed income securities; (b) no more than 10 percent in high-yield securities; (c) no more than 10 percent in private real estate investments; and (d) no more than 6 percent in other investment alternatives involving limited partnerships of various types. There is no stated limit on investments in publically-held U.S. and international equity securities. Our actual invested positions in various securities changes over time based on short and longer-term investment opportunities.

Our expected rate of return on plan assets of 9 percent is a long-term rate based on historic plan asset returns over varying long-term periods combined with current market conditions and broad asset mix considerations. The expected rate of return is a long-term assumption and generally does not change annually.

Other Postretirement Benefits

                                                                    December 31,
                                                                    ------------
                                                                     2003   2002
--------------------------------------------------------------------------------
Assumed health care cost trend rate:
  Health care cost trend rate assumed for next year ..............   11.0%   9.0%
  Rate that the cost trend rate gradually declines to ............    5.0%   5.0%
  Year that the rate reaches the rate it is assumed to remain at..   2010   2007
================================================================================

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                             1 percentage point
                                                             -------------------
(Dollars in Millions)                                        Increase   Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest cost components ..     $  8      $  (7)
Effect on postretirement benefit obligation ..............     $127      $(115)
================================================================================

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act will offer on a voluntary basis, prescription drug coverage to Medicare beneficiaries. The Act will also offer a subsidy equal to 28 percent of the prescription drug costs between $250 and $5,000 per plan participant to plan sponsors who offer prescription drug coverage that is at least actuarially equivalent to that offered by Medicare. In January 2004, the FASB issued FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" which permits postretirement plan sponsors to make a one-time election to defer accounting for the effects of the Act. We have elected to defer this recognition because specific authoritative guidance on the accounting for the federal subsidy is still pend-ing and guidance on the application of actuarial equivalence is also pending. Based on the current uncertainties surrounding the accounting for the Act, we believe that it is not possible to reasonably estimate the effect of the Act until such guidance is issued. Therefore, all measures of accumulated postretirement benefit obligation and net periodic postretirement benefit cost reflected in the financial statements and accompanying notes do not reflect the effects of the Act on our plans. We recognize that when guidance on the accounting for the federal subsidy is issued, we may be required to change previously reported information.

Employee Savings Plans

We sponsor employee savings plans under which we match, in the form of our common stock, certain eligible U.S. employee savings plan contributions. Shares issued under the stock match plans were 6.5, 5.6 and 4.9 million in 2003, 2002 and 2001, respectively, at a cost of $173, $173 and $185 million, respectively.

NOTE 23--SEGMENT FINANCIAL DATA

We globally manage our business operations through strategic business units
(SBUs) serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, automotive products and chemicals. Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Based on similar economic and operational characteristics, our SBUs are aggregated and managed in four reportable segments as follows:

o Aerospace includes Engines, Systems and Services (auxiliary power units; propulsion engines; environmental control systems; engine controls; repair and overhaul services; hardware; logistics and power generation systems); Aerospace Electronic Systems (flight safety communications, navigation, radar and surveillance systems; aircraft and airport lighting; management and technical services and advanced systems and instruments); and Aircraft Landing Systems (aircraft wheels and brakes).

o Automation and Control Solutions includes Automation and Control Products (controls for heating, cooling, indoor air quality, ventilation, humidification and home automation; advanced software applications for home/building control and optimization; sensors, switches, control systems and instruments for measuring pressure, air flow, temperature, electrical current and, security and fire detection, access control and video surveillance systems); Building Solutions (installs, maintains and upgrades systems that keep buildings safe, comfortable and productive); and Process Solutions (provides a full range of automation and control solutions for industrial plants, offering advanced software and automation systems that integrate, control and monitor complex processes in many types of industrial settings).

o Specialty Materials includes fibers; specialty films; intermediate chemicals; fluorine-based products; pharmaceutical and agricultural chemicals; specialty waxes, adhesives and sealants; process technology; wafer fabrication materials and services.

o Transportation Systems includes Honeywell Turbo Technologies (turbochargers and charge-air and thermal systems); the Consumer Products Group (car care products including anti-freeze, filters, spark plugs, cleaners, waxes and additives); and Friction Materials (friction materials and related brake system components).

The accounting policies of the segments are the same as those described in Note
1. Honeywell's senior management evaluates segment performance based on segment profit. Segment profit is business unit income (loss) before taxes excluding general corporate unallocated expenses, gains (losses) on sales of non-strategic businesses, equity income (loss), other income (expense), interest and other financial charges, pension and other postretirement benefits (expense) income and repositioning, litigation, business impairment and other charges and accounting changes. In 2003, Honeywell changed its definition of segment profit to exclude pension and other postretirement benefits (expense) income. Pension and other postretirement benefits (expense) income is significantly impacted by external factors such as investment returns, interest rates and other actuarial assumptions that Honeywell does not consider indicative of the underlying business segment operating performance under the control of business unit management. All periods presented in this annual report have been restated to reflect this change. Intersegment sales approximate market and are not significant. Reportable segment data follows:

                                                          Years Ended December 31,
                                                        ---------------------------
(Dollars in Millions)                                     2003      2002      2001
-----------------------------------------------------------------------------------
Net sales
   Aerospace ........................................   $ 8,813   $ 8,855   $ 9,653
   Automation and Control Solutions .................     7,464     6,978     7,185
   Specialty Materials ..............................     3,169     3,205     3,313
   Transportation Systems ...........................     3,650     3,184     3,457
   Corporate ........................................         7        52        44
-----------------------------------------------------------------------------------
                                                        $23,103   $22,274   $23,652
===================================================================================
Depreciation
   Aerospace ........................................   $   215   $   224   $   232
   Automation and Control Solutions .................       143       167       178
   Specialty Materials ..............................       133       180       199
   Transportation Systems ...........................        80        66        78
   Corporate ........................................        24        34        37
-----------------------------------------------------------------------------------
                                                        $   595   $   671   $   724
===================================================================================

                                                      Years Ended December 31,
                                                     --------------------------
(Dollars in Millions)                                  2003      2002     2001
--------------------------------------------------------------------------------
Goodwill and indefinite-lived intangible asset
  amortization
   Aerospace .....................................   $   --    $   --    $   60
   Automation and Control Solutions ..............       --        --        92
   Specialty Materials ...........................       --        --        32
   Transportation Systems ........................       --        --        20
--------------------------------------------------------------------------------
                                                     $   --    $   --    $  204
================================================================================
Segment profit
   Aerospace .....................................   $1,221    $1,308    $1,599
   Automation and Control Solutions ..............      843       860       774
   Specialty Materials ...........................      136        90        56
   Transportation Systems ........................      461       393       307
   Corporate .....................................     (142)     (154)     (153)
--------------------------------------------------------------------------------
                                                     $2,519    $2,497    $2,583
================================================================================
Capital expenditures
   Aerospace .....................................   $  218    $  182    $  212
   Automation and Control Solutions ..............      100       106       154
   Specialty Materials ...........................      144       233       325
   Transportation Systems ........................      108       108       172
   Corporate .....................................       85        42        13
--------------------------------------------------------------------------------
                                                     $  655    $  671    $  876
================================================================================

                                                             December 31,
                                                     ---------------------------
(Dollars in Millions)                                  2003      2002      2001
--------------------------------------------------------------------------------
Total assets
   Aerospace .....................................   $ 7,792   $ 7,006   $ 8,003
   Automation and Control Solutions ..............     7,590     7,017     6,827
   Specialty Materials ...........................     3,239     3,517     4,053
   Transportation Systems ........................     2,612     2,206     2,195
   Corporate .....................................     8,111     7,819     3,148
--------------------------------------------------------------------------------
                                                     $29,344   $27,565   $24,226
================================================================================

A reconciliation of segment profit to consolidated income (loss) before taxes and cumulative effect of accounting change is as follows:

                                                      Years Ended December 31,
                                                    ---------------------------
(Dollars in Millions)                                2003     2002      2001
-------------------------------------------------------------------------------
Segment profit ..................................   $ 2,519   $ 2,497   $ 2,583
Gain (loss) on sale of non-strategic
   businesses ...................................        38      (124)       --
Asbestos related litigation charges, net of
   insurance ....................................        --    (1,548)     (159)
Business impairment charges .....................        --      (877)     (145)
Repositioning and other charges (1) .............      (276)     (606)   (2,285)
Pension and other postretirement benefits
   (expense) income (1)  ........................      (325)       11       165
Equity in income (loss) of affiliated
   companies ....................................        38        42      (193)
Other income (expense) ..........................       (19)        4        17
Interest and other financial charges ............      (335)     (344)     (405)
-------------------------------------------------------------------------------
Income (loss) before taxes and cumulative effect
   of accounting change .........................   $ 1,640   $  (945)  $  (422)
===============================================================================

(1) Amounts included in cost of goods sold and selling, general and administrative expenses.

NOTE 24--GEOGRAPHIC AREAS--FINANCIAL DATA

(Dollars in Millions)                                  Years Ended December 31,
--------------------------------------------------------------------------------
Net Sales (1)                                          2003      2002      2001
--------------------------------------------------------------------------------
United States ....................................   $15,178   $15,522   $17,421
Europe ...........................................     5,433     4,483     4,264
Other International ..............................     2,492     2,269     1,967
--------------------------------------------------------------------------------
                                                     $23,103   $22,274   $23,652
================================================================================

(Dollars in Millions)                                       December 31,
--------------------------------------------------------------------------------
Long-lived Assets (2)                                  2003      2002      2001
--------------------------------------------------------------------------------
United States ....................................   $ 8,963   $ 8,665   $ 9,402
Europe ...........................................     1,833     1,756     1,491
Other International ..............................       386       406       396
--------------------------------------------------------------------------------
                                                     $11,182   $10,827   $11,289
================================================================================

(1) Sales between geographic areas approximate market and are not significant. Net sales are classified according to their country of origin. Included in United States net sales are export sales of $2,246, $2,249 and $3,074 million in 2003, 2002 and 2001, respectively.

(2) Long-lived assets are comprised of property, plant and equipment, goodwill and other intangible assets.

NOTE 25--SUPPLEMENTAL CASH FLOW INFORMATION

                                                        Years Ended December 31,
                                                        ------------------------
(Dollars in Millions)                                      2003    2002   2001
--------------------------------------------------------------------------------
Interest paid, net of amounts capitalized ...........      $367    $352   $297
Income taxes paid, net of refunds ...................        31     (14)    79
Non-cash investing and financing activities:
  Common stock contributed to U.S. pension plans ....        --     700     --
  Common stock contributed to U.S. savings plans ....       173     173    185
  Debt assumed in the purchase of leased assets .....       267      --     --
  Investment securities received in connection with
     sale of BCVS business ..........................        --     250     --
================================================================================

NOTE 26--UNAUDITED QUARTERLY FINANCIAL INFORMATION

(Dollars in Millions,
Except Per Share Amounts)                  2003                                                2002
------------------------------------------------------------------------------------------------------------------------------
                         Mar. 31   June 30   Sept. 30  Dec. 31    Year   Mar. 31  June 30   Sept. 30   Dec. 31       Year
                             (1)  (2)(3)(4)    (5)(6)   (7)(8)           (9)(10)  (11)(12)            (13)(14)
------------------------------------------------------------------------------------------------------------------------------
Net sales .............   $5,399    $5,749    $5,768    $6,187  $23,103   $5,199   $5,651    $5,569   $ 5,855      $22,274
Gross profit ..........    1,159     1,235     1,259     1,215    4,868    1,126    1,220     1,333       980        4,659
Income (loss)
   before cumulative
   effect of accounting
   change .............      274       319       344       407    1,344      376      459       412    (1,467)        (220)
Net income (loss) .....      254       319       344       407    1,324      376      459       412    (1,467)        (220)
Earnings (loss)
   per share--basic:
   Income (loss) before
     cumulative effect of
     accounting change.      .32       .37       .40       .47     1.56      .46      .56       .50     (1.78)        (.27)
   Net income (loss) ..      .30       .37       .40       .47     1.54      .46      .56       .50     (1.78)        (.27)
Earnings (loss) per
   share--assuming
   dilution:
   Income (loss) before
      cumulative effect
      of accounting
      change ..........      .32       .37       .40       .47     1.56      .46      .56       .50     (1.78)(15)    (.27)(15)
   Net income (loss) ..      .30       .37       .40       .47     1.54      .46      .56       .50     (1.78)(15)    (.27)(15)
Dividends paid ........    .1875     .1875     .1875     .1875      .75    .1875    .1875     .1875     .1875          .75
Market price (16)
   High ...............    25.65     29.02     30.06     33.43    33.43    40.37    40.76     36.50     27.08        40.76
   Low ................    20.73     21.61     26.22     26.56    20.73    29.11    34.85     21.66     19.20        19.20
==============================================================================================================================

(1) Includes the January 1, 2003 adoption of SFAS No. 143. This adoption resulted in an after-tax cumulative effect expense adjustment of $20 million, or $0.02 per share.

(2) Includes a $34 million provision for legacy environmental matters deemed probable and reasonably estimable in the second quarter of 2003 and net repositioning and other charges. Total after-tax charge was $21 million, or $0.03 per share. The total pretax charge included in gross profit was $29 million.

(3) Includes an after-tax gain of $9 million, or $0.01 per share, on the sale of our Engineering Plastics business.

(4) Includes an after-tax gain of $15 million, or $0.02 per share, related to the settlement of a patent infringement lawsuit.

(5) Includes a $30 million provision for legacy environmental matters deemed probable and reasonably estimable in the third quarter of 2003 and net repositioning and other charges. Total after-tax charge was $1 million, with no effect on earnings per share. The total pretax charge included in gross profit was $26 million.

(6) Includes an after-tax loss of $3 million, with no effect on earnings per share, on the sale of several non-strategic businesses.

(7) Includes a $214 million provision for legacy environmental matters deemed probable and reasonably estimable in the fourth quarter of 2003 and net repositioning and other charges. Total after-tax charge was $19 million, or $0.02 per share. The total pretax charge included in gross profit was $217 million.

(8) Includes an after-tax loss of $2 million, with no effect on earnings per share, on adjustments to sales of non-strategic businesses in the third quarter of 2003.

(9) Includes a $53 million provision for net repositioning charges and business impairment charges of $43 million for the write-down of long-lived assets of our Friction Materials business and a chemical manufacturing facility. The total pretax charge was $96 million, after-tax $69 million, or $0.08 per share. The total pretax charge included in gross profit was $46 million.

(10) Includes an after-tax gain of $79 million, or $0.09 per share, on the sale of our Bendix Commercial Vehicle Systems business.

(11) Includes a $137 million provision for net repositioning and other charges, after-tax $93 million, or $0.11 per share. The total pretax charge included in gross profit was $127 million.

(12) Includes an after-tax gain of $98 million, or $0.12 per share, on the sales of our Pharmaceutical Fine Chemicals and Automation and Control's Consumer Products businesses.

(13) Includes a $444 million provision for net repositioning and other charges, business impairment charges of $834 million and asbestos related litigation charges of $1,548 million. The total pretax charge was $2,826 million, after-tax $1,897 million, or $2.30 per share. The total pretax charge included in gross profit was $444 million.

(14) Includes an after-tax gain of $18 million, or $0.02 per share, on the sale of our Advanced Circuits business.

(15) Dilutive securities issuable in connection with stock plans have been excluded from the calculation of loss per share because their effect would reduce the loss per share.

(16) From composite tape--stock is primarily traded on the New York Stock Exchange.

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

                                                    Honeywell International Inc.

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

PricewaterhouseCoopers LLP, independent auditors, are retained to audit Honeywell International Inc.'s consolidated financial statements. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to establish the basis for determining the nature, timing and extent of audit tests to be applied.

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


/s/ David M. Cote                                      /s/ David J. Anderson
-----------------------                                -------------------------
David M. Cote                                          David J. Anderson
Chairman and Chief                                     Senior Vice President and
Executive Officer                                      Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF HONEYWELL INTERNATIONAL INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Honeywell International Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," and on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


/s/ PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 5, 2004


76